Filed Pursuant to Rule 424(b)(3)
Registration No. 333-240137

TRANSACTION PROPOSED—YOUR VOTE IS VERY IMPORTANT
Dear Stockholders:
On June 21, 2020, Invitae Corporation, or Invitae, Apollo Merger Sub A Inc., a Delaware corporation and a wholly-owned subsidiary of Invitae, or Merger Sub A, Apollo Merger Sub B LLC, a Delaware limited liability company and a wholly-owned subsidiary of Invitae, or Merger Sub B, ArcherDX, Inc., a Delaware corporation, or ArcherDX, and Kyle Lefkoff, solely in his capacity as holders’ representative, entered into an Agreement and Plan of Merger and Plan of Reorganization that provides for the acquisition of ArcherDX by Invitae. Subject to approval of Invitae’s stockholders and the satisfaction or (to the extent permitted by law) waiver of certain other closing conditions, Invitae will acquire ArcherDX through a two-step merger. Merger Sub A will merge with and into ArcherDX, with ArcherDX surviving the merger and becoming a wholly owned subsidiary of Invitae, referred to as the first merger. Promptly following the first merger, ArcherDX will merge with and into Merger Sub B, with Merger Sub B surviving as a wholly owned subsidiary of Invitae, referred to as the second merger. Such first merger and second merger are referred to collectively as the merger or the merger transactions. The merger is intended to be considered together as a single integrated transaction for U.S. federal income tax purposes and to qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended, or the Code.
If the merger is completed, the aggregate consideration for the merger will consist of $325.0 million in cash and 30.0 million shares of Invitae common stock, plus up to an additional 27.0 million shares of Invitae common stock payable in connection with the achievement of certain milestones, which consideration is collectively referred to as the merger consideration. The actual merger consideration to be paid at the closing of the merger is subject to closing-related adjustments, based on ArcherDX’s cash, debt, net working capital, transaction expenses and other considerations at the closing of the merger. Subject to the terms and conditions of the merger agreement, including adjustment to the cash consideration payable, if the merger is completed, (i) each share of ArcherDX capital stock (other than (1) shares held by ArcherDX as treasury stock and (2) shares held by a holder who has properly demanded and not effectively withdrawn or lost such holder’s appraisal, dissenters’ or similar rights under the General Corporation Law of the State of Delaware) will be converted into (a) approximately $9.05 in cash, without interest, plus (b) shares of Invitae common stock equal to 30.0 million divided by the fully diluted shares of ArcherDX, plus (c) additional shares of Invitae common stock upon completion of certain milestones, (ii) each outstanding and unexercised ArcherDX stock option will be converted into (a) approximately $9.05 in cash (less the applicable per share exercise price), without interest, plus (b) an option to (x) purchase shares of Invitae common stock plus (y) additional shares of Invitae common stock if certain milestones are achieved, subject, in the case of employees or consultants of ArcherDX at the time of the merger, to continued service at the time of achievement of such milestone, and (iii) each unexpired, unexercised and outstanding ArcherDX warrant will be converted into (a) a number of shares of Invitae common stock equal to 30.0 million divided by the fully diluted shares of ArcherDX, plus (b) approximately $9.05 in cash (less the applicable per share exercise price), plus (c) additional shares of Invitae common stock if certain milestones are achieved, generally subject, in the case of employees or consultants of ArcherDX at the time of the merger, to continued service at the time of achievement of such milestone. For more details on the calculation of the Invitae stock price and the calculation of the exchange ratio, see “The Merger Agreement—Merger Consideration” beginning on page 82, “The Merger Agreement—Treatment of ArcherDX Options” beginning on page 84 and “The Merger Agreement—Treatment of ArcherDX Warrants” beginning on page 84.
The common stock of Invitae is listed on the NYSE under the symbol “NVTA.” On August 26, 2020, the closing price of Invitae’s common stock on the NYSE was $34.16 per share.
Invitae is holding a special meeting of its stockholders to vote on the proposals necessary to complete the merger. In light of the on-going developments related to the COVID-19 pandemic and to protect the health of Invitae employees, stockholders and the community, the special meeting will be a completely virtual meeting of stockholders conducted via live audio webcast. You will be able to attend the special meeting by visiting www.virtualshareholdermeeting.com/NVTA2020SM. Information about this meeting, the merger and the other business to be considered by stockholders at the special meeting is contained in this proxy statement/prospectus. Any stockholder entitled to attend and vote at the special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. That proxy need not be a holder of Invitae common stock. We urge you to read this proxy statement/prospectus and the annexes and documents incorporated by reference carefully. You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 26.
Your vote is very important regardless of the number of shares of Invitae common stock that you own. The merger cannot be completed without the adoption of the merger agreement and approval of the merger by the affirmative vote of holders of a majority of the shares of Invitae common stock represented at the special meeting.
Whether or not you plan to attend the virtual special meeting of stockholders, please submit your proxy as soon as possible to make sure that your shares are represented at the meeting.
Sean E. George, Ph.D.
President and Chief Executive Officer
Invitae Corporation
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the other transactions described in this proxy statement/prospectus or the securities to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated August 27, 2020 and is first being mailed to stockholders of Invitae on or about August 28, 2020.

INVITAE CORPORATION

1400 16th Street

San Francisco, California 94103

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on October 1, 2020
To the Stockholders of Invitae Corporation:
We are pleased to invite you to attend the special meeting of stockholders of Invitae Corporation, a Delaware corporation, which will be held at 10:00 A.M., Pacific Time, on October 1, 2020. Online check-in will begin at 9:45 A.M, Pacific Time, and you should allow ample time for the check-in procedures. In light of the on-going developments related to the COVID-19 pandemic and to protect the health of Invitae employees, stockholders and the community, the special meeting will be a completely virtual meeting of stockholders conducted via live audio webcast. You will be able to attend the special meeting by visiting www.virtualshareholdermeeting.com/NVTA2020SM. You will be able to vote your shares electronically over the Internet and submit questions online during the meeting by logging in to the website listed above and using the 16-digit control number included in your proxy card. The special meeting is being held for the following purposes:
Adoption of the Merger Agreement. To vote on a proposal to adopt the Agreement and Plan of Merger and Plan of Reorganization, dated as of June 21, 2020, by and among Invitae Corporation, Apollo Merger Sub A Inc., Apollo Merger Sub B LLC, ArcherDX, Inc. and Kyle Lefkoff, solely in his capacity as holders’ representative, and approve the merger contemplated thereby, which are further described in “The Merger” and “The Merger Agreement,” beginning on pages 55 and 81, respectively, and a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice, which is referred to as the merger proposal;
Issuance of Shares of Invitae Common Stock in Connection with a Private Placement to Accredited Investors and Issuance of Warrants to Purchase Invitae Common Stock in Connection with a Term Loan Facility. To vote on a proposal to approve, for the purposes of complying with the applicable provisions of NYSE Listing Rule 312.03 requiring stockholder approval of any issuance of securities that will have voting power of 20% or more of Invitae’s currently outstanding voting power, the issuance of up to an aggregate of approximately 16.3 million shares of Invitae common stock at a price of $16.85 per share, for gross proceeds to Invitae of approximately $275.0 million, in a private placement to accredited investors, referred to as the private placement, and the issuance of warrants to purchase 1.0 million shares of Invitae common stock at an exercise price of $16.85 per share pursuant to a new senior secured term loan facility, referred to as the term loan facility, which proceeds of the private placement and the term loan facility will be used for working capital and general corporate purposes, including to fund the cash consideration for the merger pursuant to the merger agreement, which is referred to as the securities issuance proposal; and
Adjournment or Postponement of the Special Meeting. To vote on a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal, which is referred to as the adjournment proposal.

Invitae will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof by or at the direction of the Invitae board of directors, which is referred to as the Invitae Board. Please refer to the proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the special meeting.
The Invitae Board has fixed the close of business on August 19, 2020 as the record date for the special meeting. Only stockholders of record at that time are entitled to receive notice of, and to vote at, the special meeting or any adjournment or postponement thereof. A complete list of such stockholders will be available for inspection by any stockholder for any purpose germane to the special meeting during ordinary business hours for the 10 days preceding the special meeting at 1400 16th Street, San Francisco, California 94103. The eligible stockholder list will also be available at the virtual special meeting for examination by any stockholder of record present at such meeting.
Completion of the merger is conditioned upon, among other things, adoption of the merger agreement and approval of the merger by the Invitae stockholders, which requires the affirmative vote of holders of a majority of the shares of common stock represented at the special meeting.
The Invitae Board has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, declared the merger agreement advisable and in the best interest of Invitae and its stockholders, and unanimously recommends that Invitae stockholders vote:
“FOR” the merger proposal;
“FOR” the securities issuance proposal; and
“FOR” the adjournment proposal.
Your vote is very important regardless of the number of shares of common stock that you own. Whether or not you expect to attend the virtual special meeting via live audio webcast, to ensure your representation at the special meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (1) visiting the Internet site listed on the proxy card, (2) calling the toll-free number listed on the proxy card or (3) submitting your proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting electronically at the special meeting, but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Invitae stock who is present at the virtual special meeting may vote in person, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the virtual special meeting in the manner described in the accompanying proxy statement/prospectus. If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction card furnished by the broker, bank or other nominee.
The accompanying proxy statement/prospectus provides a detailed description of the merger and the merger agreement and the other matters to be considered at the special meeting. We urge you to carefully read the proxy statement/prospectus, including any documents incorporated by reference therein, and the annexes in their entirety. If you have any questions concerning the merger or the proxy statement/prospectus, would like additional copies or need help voting your shares of common stock, please contact Invitae’s proxy solicitor:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
(866) 388-7535
invitae@dfking.com
By Order of the Board of Directors of Invitae Corporation,
Thomas Brida
General Counsel and Secretary
San Francisco, California
August 27, 2020

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates by reference important business and financial information about Invitae from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 192. This information is available for you to review through the website of the Securities and Exchange Commission, or SEC, at www.sec.gov.
You can obtain any of the documents incorporated by reference into this proxy statement/prospectus without charge by requesting them in writing or by telephone as follows:
For information related to Invitae:

Invitae Corporation
1400 16th Street
San Francisco, California 94103
Attention: Investor Relations
(415) 374-7782

or

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
(866) 388-7535
invitae@dfking.com
To receive timely delivery of the documents in advance of the special meeting, you should make your request no later than September 24, 2020, which is five business days before the special meeting.
In addition, you may obtain copies of documents filed by Invitae with the SEC on Invitae’s Internet website at www.invitae.com.
We are not incorporating the contents of the websites of the SEC, Invitae, or any other entity into this proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.
ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Invitae (File No. 333-240137), constitutes a prospectus of Invitae under Section 5 of the Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the shares of common stock, par value $0.0001 per share, of Invitae to be issued to ArcherDX stockholders pursuant to the merger agreement. This document also constitutes a proxy statement of Invitae under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act. It also constitutes a notice of meeting with respect to the special meeting, at which Invitae stockholders will be asked to consider and vote upon the proposal to adopt the merger agreement and approve the merger and certain other proposals.
All references in this proxy statement/prospectus to Invitae refer to Invitae Corporation, a Delaware corporation, and/or its consolidated subsidiaries, unless the context requires otherwise. All references in this proxy statement/prospectus to ArcherDX refer to ArcherDX, Inc., a Delaware corporation, and/or its consolidated subsidiaries, unless the context requires otherwise. All references in this proxy statement/prospectus to Merger Sub A refer to Apollo Merger Sub A Inc., a Delaware corporation and wholly owned subsidiary of Invitae, unless the context requires otherwise. All references in this proxy statement/prospectus to Merger Sub B refer to Apollo Merger Sub B LLC, a Delaware limited liability company and wholly owned subsidiary of Invitae, unless the context requires otherwise.
Invitae has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Invitae, Merger Sub A and Merger Sub B, and ArcherDX has supplied all such information relating to ArcherDX.

This proxy statement/prospectus contains and incorporates by reference information that you should consider when making your voting decision. Invitae and ArcherDX have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth above on the cover page of this proxy statement/prospectus, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Invitae stockholders nor the issuance by Invitae of shares of common stock pursuant to the merger agreement will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

i

ii

iii

QUESTIONS & ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING
The following questions and answers briefly address some commonly asked questions about the merger, the merger agreement and the special meeting. They may not include all the information that is important to stockholders of Invitae. Stockholders should carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to or incorporated by reference herein.
Q:	What is the merger?
A:
Invitae, ArcherDX, Merger Sub A and Merger Sub B have entered into an Agreement and Plan of Merger and Plan of Reorganization, dated as of June 21, 2020, which (as the same may be amended from time to time) is referred to as the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. The merger agreement contains the terms and conditions of the proposed acquisition of ArcherDX by Invitae. Under the merger agreement, subject to satisfaction or (to the extent permitted by law) waiver of the conditions set forth in the merger agreement and described hereinafter, Merger Sub A will merge with and into ArcherDX, with ArcherDX surviving the merger and becoming a wholly owned subsidiary of Invitae, referred to as the first merger. Promptly following the first merger, ArcherDX will merge with and into Merger Sub B, with Merger Sub B surviving as a wholly owned subsidiary of Invitae, referred to as the second merger. Such first merger and second merger are referred to collectively as the merger or the merger transactions. The merger is intended to be considered together as a single integrated transaction for U.S. federal income tax purposes and to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Q:	Why am I receiving these materials?
A:
Invitae is sending these materials to its stockholders to help them decide how to vote their shares of common stock with respect to the merger and other matters to be considered at the special meeting. The special meeting will be held virtually. You are invited to attend the special meeting via live audio webcast to vote electronically on the proposals described in this proxy statement/prospectus.

The merger cannot be completed unless Invitae stockholders adopt the merger agreement and approve the merger. Invitae is holding a virtual special meeting of its stockholders to vote on the proposals necessary to complete the merger. Information about the special meeting, the merger, the merger agreement and the other business to be considered by stockholders at the special meeting is contained in this proxy statement/prospectus.
This proxy statement/prospectus constitutes both a proxy statement and a prospectus of Invitae. It is a proxy statement because the Invitae board of directors, which is referred to as the Invitae Board, is soliciting proxies from its stockholders. It is a prospectus because Invitae will issue shares of its common stock in exchange for outstanding shares of ArcherDX common stock in the merger. This proxy statement/prospectus includes important information about the merger, the merger agreement and the virtual special meeting. Invitae stockholders should read this information carefully and in its entirety. The enclosed materials allow stockholders to vote their shares by proxy without attending the virtual special meeting via live audio webcast. Stockholders are encouraged to vote and submit proxies in advance of the special meeting over the Internet or by telephone or mail as early as possible to avoid COVID-19 related processing delays.
Q:	What will ArcherDX stockholders receive in the merger?
A:
If the merger is completed, the aggregate consideration for the merger will consist of $325.0 million in cash and 30.0 million shares of Invitae common stock, plus up to an additional 27.0 million shares of Invitae common stock payable in connection with the achievement of certain milestones, which consideration is collectively referred to as the merger consideration. The actual merger consideration to be paid at the closing of the merger is subject to closing-related adjustments, based on ArcherDX’s cash, debt, net working capital, transaction expenses and other considerations at the closing of the merger. Subject to the terms and conditions of the merger agreement, including adjustment to the cash consideration payable, if the merger is completed, each share of ArcherDX capital stock (other than (1) shares held by ArcherDX as treasury stock and (2) shares held by a holder who has properly demanded and not effectively withdrawn or lost such holder’s appraisal, dissenters’ or similar rights under the General Corporation Law of the State of Delaware, or DGCL) will be converted into (a) approximately $9.05 in cash, without interest, plus (b) shares of Invitae common stock equal to 30.0 million divided by the fully diluted shares of ArcherDX, plus (c) additional shares of Invitae common stock upon completion of certain milestones. For more details on the calculation of the Invitae stock price, see “The Merger Agreement—Merger Consideration” beginning on page 82.
All fractional shares of Invitae common stock that would otherwise be issued to an ArcherDX stockholder of record as part of the merger consideration will be aggregated and then rounded up to the nearest whole number to create whole shares of Invitae common stock that will be issued to each such ArcherDX stockholder as part of the merger consideration.
Q:	How will Invitae pay the cash component of the merger consideration?
A:
Invitae’s obligation to complete the merger is not conditioned upon obtaining financing. Invitae anticipates that approximately $325.0 million will be required to pay the aggregate cash portion of the merger consideration to ArcherDX stockholders. The merger will be financed in part by the use of Invitae’s cash on hand, in part by the private placement to accredited investors of up to an aggregate of approximately 16.3 million shares of Invitae common stock at a price of $16.85 per share, for gross proceeds to Invitae of approximately $275.0 million, and in part by the net proceeds of up to approximately $200.0 million from a new senior secured term loan facility.

Q:	What equity stake will ArcherDX stockholders hold in Invitae immediately following the merger?
A:
Upon the completion of the merger, the estimated number of shares of Invitae common stock issuable as a portion of the merger consideration will be 30.0 million shares and 57.0 million shares if the milestones are achieved in full, which will result in former ArcherDX stockholders holding up to approximately 12% and 23%, respectively, of the outstanding fully diluted Invitae common stock, based on the number of outstanding shares of common stock and outstanding stock-based awards of Invitae and ArcherDX as of August 19, 2020 and also assuming a closing date of October 2, 2020.

For more details on the calculation of merger consideration, see “The Merger Agreement—Merger Consideration” beginning on page 82.
Q:	When do Invitae and ArcherDX expect to complete the transaction?
A:
Invitae and ArcherDX are working to complete the transaction as soon as practicable and expect that the transaction will be completed on October 2, 2020. Neither Invitae nor ArcherDX can predict, however, the actual date on which the transaction will be completed because it is subject to conditions beyond each company’s control.

Q:	What are the conditions to completion of the merger?
A:
In addition to the approval of the merger proposal by Invitae stockholders as described above, completion of the merger is subject to the satisfaction of a number of other conditions, including (1) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act and (2) no governmental authority of competent jurisdiction having issued or entered any order or enacted any law after June 21, 2020 having the effect of enjoining or otherwise prohibiting the completion of the merger. Termination of the applicable waiting period under the HSR Act occurred on July 15, 2020. In addition, holders of at least 75% of the outstanding shares of ArcherDX capital stock are required to approve the merger, the merger agreement and the transactions contemplated therein. ArcherDX has received votes which exceed the requisite stockholder vote required under Delaware law to approve the merger, and intends to solicit the additional votes necessary to satisfy the closing condition following the effectiveness of the registration statement of which this proxy statement/prospectus forms a part.

See “The Merger Agreement—Conditions to the Merger” beginning on page 97.

Q:	What am I being asked to vote on, and why is this approval necessary?
A:	Invitae stockholders are being asked to vote on the following proposals:
1.
Adoption of the Merger Agreement. To vote on a proposal to adopt the merger agreement and approve the merger contemplated thereby, which is further described in “The Merger” and “The Merger Agreement,” beginning on pages 55 and 81, respectively, and a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice, which is referred to as the merger proposal;

2.
Issuance of Shares of Invitae Common Stock in Connection with a Private Placement to Accredited Investors and Issuance of Warrants to Purchase Invitae Common Stock in Connection with a Term Loan Facility. To vote on a proposal to approve, for the purposes of complying with the applicable provisions of NYSE Listing Rule 312.03 requiring stockholder approval of any issuance of securities that will have voting power of 20% or more of Invitae’s currently outstanding voting power, the issuance of up to an aggregate of approximately 16.3 million shares of Invitae common stock at a price of $16.85 per share, for gross proceeds to Invitae of approximately $275.0 million, in a private placement to accredited investors, referred to as the private placement, and the issuance of warrants to purchase 1.0 million shares of Invitae common stock at an exercise price of $16.85 per share pursuant to a new senior secured term loan facility, referred to as the term loan facility, which proceeds of the private placement and the term loan facility will be used for working capital and general corporate purposes, including to fund the cash consideration for the merger pursuant to the merger agreement, which is referred to as the securities issuance proposal; and

3.
Adjournment or Postponement of the Special Meeting. To vote on a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal, which is referred to as the adjournment proposal.

Approval of the merger proposal by Invitae stockholders is required for completion of the merger.
Q:	What vote is required to approve each proposal at the Special Meeting?
A:
The merger proposal: The affirmative vote of holders of a majority of the shares of Invitae common stock represented (in person or by proxy) at the special meeting, assuming a quorum is present, is required to approve the merger proposal, which is referred to as the stockholder approval.

The securities issuance proposal: The affirmative vote of holders of a majority of the shares of Invitae common stock represented (in person or by proxy) at the special meeting, assuming a quorum is present, is required to approve the securities issuance proposal.
The adjournment proposal: The affirmative vote of holders of a majority of the shares of Invitae common stock represented (in person or by proxy) at the special meeting, regardless of whether a quorum is present, is required to approve the adjournment proposal.
Q:	How many votes do I have?
A:	Each Invitae stockholder is entitled to one vote for each share of Invitae common stock held of record as of the record date.
As of the close of business on the record date, there were 132,026,368 shares of common stock outstanding. As summarized below, there are some important distinctions between shares held of record and those owned beneficially in “street name.”
Q:	What constitutes a quorum?
A:
The presence at the special meeting, in person or by proxy, of the holders of a majority of the shares of Invitae common stock issued and outstanding and entitled to vote on the record date for the special meeting will constitute a quorum for the transaction of business at the special meeting. Abstentions (which are described below) will count for the purpose of determining the presence of a quorum for the transaction of business at the special meeting.

Q:	How does the Invitae Board recommend that I vote?
A:
The Invitae Board unanimously recommends that stockholders vote: “FOR” the merger proposal, “FOR” the securities issuance proposal, and “FOR” the adjournment proposal. For information regarding the Invitae Board’s reasons for approving and recommending adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, see “The Merger—Invitae Board of Directors’ Recommendation and Reasons for the Merger” beginning on page 63.

Q:	What happens if the securities issuance proposal is not approved?
A:
Approval of the securities issuance proposal is not a condition to the completion of the merger. Invitae is proposing the securities issuance proposal in order to comply with NYSE Listing Rule 312.03, which requires stockholder approval of certain transactions that result in the issuance of 20% or more of the outstanding voting power before the issuance of stock or securities. Invitae expects to issue approximately 16.3 million shares of Invitae common stock in a private placement to accredited investors and a warrant to purchase 1.0 million shares of Invitae common stock in connection with a new senior secured term loan facility in order to raise funds to pay the cash component of the merger consideration. If the securities issuance proposal is not approved, Invitae will need to use additional cash on hand to finance the cash component of the merger consideration, which may have an adverse effect on its business and financial condition.

Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in this proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at the special meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker, bank or other nominee.

Q:	Does my vote matter?
A:
Yes. The affirmative vote of holders of a majority of the shares of Invitae common stock represented (in person or by proxy) at the special meeting, assuming a quorum is present, is required to approve the merger agreement. If you abstain from voting, it will have the same effect as a vote cast “AGAINST” the merger proposal. If you fail to submit a proxy or to vote at the virtual special meeting, or you do not provide your bank, brokerage firm or other nominee with instructions, as applicable, it will have no effect on the vote count for the merger proposal, assuming a quorum is present. The Invitae Board unanimously recommends that stockholders vote “FOR” the proposal to adopt the merger agreement and approve the merger.

Q:	How do I vote?
A:
If you are a stockholder of record of Invitae as of the close of business on August 19, 2020, which is referred to as the record date, you are entitled to receive notice of, and cast a vote at, the virtual special meeting. Each holder of Invitae common stock is entitled to cast one vote on each matter properly brought before the virtual special meeting for each share of Invitae common stock that such holder owned of record as of the record date. You may submit your proxy before the special meeting in one of the following ways.

•
Telephone voting—use the toll-free number and follow the telephone voting instructions shown on your proxy card—your vote must be received by 11:59 p.m., Eastern Time, on September 30, 2020 to be counted;

•
Via the Internet—visit the website and follow the Internet voting instructions shown on your proxy card to vote via the Internet—your vote must be received by 11:59 p.m., Eastern Time, on September 30, 2020 to be counted; or

•	Mail—complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.
•
At the Virtual Meeting—Shares held in your name as the stockholder of record may be voted electronically at the special meeting by visiting www.virtualshareholdermeeting.com/NVTA2020SM and using the control number included on your proxy materials. The special meeting will be held at

10:00 A.M., Pacific Time, on October 1, 2020. Online check-in will begin at 9:45 A.M., Pacific Time, and you should allow ample time for the check-in procedures. If you have already voted previously by telephone or the Internet, there is no need to vote again at the special meeting unless you wish to revoke and change your vote. Shares held beneficially in street name may be voted electronically at the special meeting only if you obtain a legal proxy from the broker, bank or nominee that holds your shares giving you the right to vote the shares.
Even if you plan to attend the special meeting via live audio webcast, Invitae recommends that you also submit your proxy or voting instructions or vote over the Internet or by telephone or mail prior to the meeting so that your vote will be counted if you later decide not to attend the meeting.
Please be aware that if you vote by telephone or over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible.
Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?
A:
Stockholder of Record. If your shares are registered directly in your name with Invitae’s transfer agent, American Stock Transfer & Trust Company, which is referred to as AST, you are considered, with respect to those shares, the stockholder of record. The proxy statement/prospectus and proxy card have been sent directly to you by Invitae.

Beneficial Owner. If your shares are held in a brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” The proxy statement/prospectus and voting instructions have been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the stockholder of record. You should follow the instructions provided by them to vote your shares. If you beneficially own your shares, you are invited to attend the special meeting; however, you may not vote your shares in person at the special meeting unless you obtain a “legal proxy” from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.
Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?
A:
If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Invitae or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Your broker, bank or other nominee is obligated to provide you with a voting instruction card for you to use.

Brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the special meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.
If you are a beneficial owner of Invitae shares and you do not instruct your broker, bank or other nominee on how to vote your shares:
•
your broker, bank or other nominee may not vote your shares on the merger proposal, which broker non-votes, if any, will have the no effect on the outcome of such proposal (assuming a quorum is present);

•
your broker, bank or other nominee may not vote your shares on the securities issuance proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal (assuming a quorum is present); and

•
your broker, bank or other nominee may not vote your shares on the adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal (regardless of whether a quorum is present).

Q:	Why is Invitae holding a virtual special meeting?
A:
After careful consideration, in light of the on-going developments related to the COVID-19 pandemic and to protect the health of Invitae employees, stockholders and the community, the special meeting will be a completely virtual meeting of stockholders conducted via live audio webcast. In addition, Invitae believes that the virtual meeting format will expand stockholder access and participation. You will not be able to attend the special meeting in person.

Q:	How can I attend the virtual special meeting?
A:
The special meeting will be a completely virtual meeting of stockholders conducted exclusively via live audio webcast. You will be able to attend the special meeting via live audio webcast by visiting www.virtualshareholdermeeting.com/NVTA2020SM. To participate in the special meeting, you will also need a control number, which is included on your proxy materials. The special meeting will begin promptly at 10:00 A.M., Pacific Time, on October 1, 2020. Invitae encourages you to access the virtual meeting website prior to the start time. Online check-in will begin at 9:45 A.M., Pacific Time, and you should allow ample time for the check-in procedures.

If you wish to submit a question during the special meeting, you may log into www.virtualshareholdermeeting.com/NVTA2020SM using your control number and enter a question at the applicable place and click “submit.” Invitae will answer questions that comply with its meeting rules of conduct, subject to time constraints.
Q:	What if I have technical difficulties accessing or participating in the virtual special meeting?
A:
Invitae will have technicians ready to assist you with technical difficulties you may have accessing the virtual special meeting, voting at the special meeting or submitting questions at the special meeting. Please refer to the technical support information located at www.virtualshareholdermeeting.com/NVTA2020SM.

Q:	What if I fail to vote or abstain?
A:	For purposes of the special meeting, an abstention occurs when a stockholder attends the virtual special meeting and does not vote or returns a proxy with an “abstain” instruction.
Merger proposal: An abstention will have the same effect as a vote cast “AGAINST” the merger proposal. If a stockholder is not present at the virtual special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal, assuming a quorum is present.
The securities issuance proposal: An abstention will have the same effect as a vote cast “AGAINST” the securities issuance proposal. If a stockholder is not present at the virtual special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal, assuming a quorum is present.
Adjournment proposal: An abstention will have the same effect as a vote cast “AGAINST” the adjournment proposal. If a stockholder is not present at the virtual special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal (regardless of whether a quorum is present).
Q:	What will happen if I sign and return my proxy or voting instruction card without indicating how to vote?
A:
If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the common stock represented by your proxy will be voted as recommended by the Invitae Board with respect to that proposal.

Q:	What happens if I sell my shares of Invitae common stock after the record date but before the special meeting?
A:
The record date for the special meeting (the close of business on August 19, 2020) is earlier than the date of the special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of common stock after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting.

Q:	May I change or revoke my vote after I have delivered my proxy or voting instruction card?
A:
Yes. If you are a record holder, you may change or revoke your vote before your proxy is voted at the special meeting. If you submitted your proxy by mail, you must file with the Secretary of Invitae a written notice of revocation or deliver, prior to the vote at the special meeting, a valid, later-dated proxy. If you submitted your vote by telephone or by the Internet, you may change your vote or revoke your proxy with a later telephone or Internet proxy, as the case may be. Please note that telephone and Internet voting have a deadline of 11:59 p.m., Eastern Time, on September 30, 2020 for any votes made through those methods to be counted. You may also attend the special meeting via live audio webcast, which would have the effect of revoking any proxy you provided before the special meeting.

If your shares are held in an account at a broker, bank or other nominee and you have delivered your voting instruction card or otherwise given instruction on how to vote your shares to your broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.
Q:	Where can I find the voting results of the special meeting?
A:
The preliminary voting results will be announced at the special meeting. In addition, within four business days following certification of the final voting results, Invitae intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	What are the U.S. federal income tax consequences of the merger?
A:
The merger transactions are intended to be considered together as a single integrated transaction for U.S. federal income tax purposes which single integrated transaction is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

However, none of Invitae, ArcherDX, Merger Sub A, Merger Sub B, or the Invitae stockholders will recognize any income, gain or loss for U.S. federal income tax purposes as a result of the merger transactions, regardless of whether the merger transactions qualify as a “reorganization” under Section 368(a) of the Code.
If, as intended, the merger transactions, taken together, qualify as a “reorganization” then, in general, for U.S. federal income tax purposes U.S. ArcherDX holders (as defined below under “The Merger—U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences for U.S. ArcherDX Holders”) who exchange their ArcherDX shares for cash and Invitae shares in the merger:
•
will recognize any gain, but not loss, realized as a result of the merger, but not in excess of the amount of cash received (excluding cash received in lieu of fractional Invitae shares, but including a U.S. ArcherDX holder’s share of the cash deposited in the Holders’ Representative expense fund),

•
will have a tax basis for the Invitae shares (including fractional Invitae shares and Milestone Shares, but excluding the portion of Milestone Shares treated as interest income) that reflects a U.S. ArcherDX holder’s tax basis for the ArcherDX shares exchanged, and

•
will have a holding period for the Invitae shares (including fractional Invitae shares and Milestone Shares, but excluding the portion of Milestone Shares treated as interest income) that includes a U.S. ArcherDX holder’s holding period for the ArcherDX shares exchanged.

For a more complete description of the U.S. federal income tax consequences of the merger, see “The Merger—U.S. Federal Income Tax Consequences” beginning on page 75. U.S. ArcherDX holders should review particularly the material under “The Merger—U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences for U.S. ArcherDX Holders” beginning on page 76.

This proxy statement/prospectus contains a discussion of the U.S. federal income tax consequences of the merger. This discussion does not address any non-U.S. tax consequences, nor does it pertain to state or local income or other tax consequences. You should consult your own tax advisors regarding the particular U.S. federal income tax consequences of the merger to you in light of your particular circumstances, as well as the particular tax consequences to you of the merger under any state, local or non-U.S. income or other tax laws.
Q:	Are there any risks that I should consider in deciding whether to vote in favor of the merger proposal?
A:
Yes. You should read and carefully consider the risk factors set forth in “Risk Factors” beginning on page 26. You also should read and carefully consider the risk factors of Invitae contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	Do I have appraisal rights in connection with the merger?
A:	Invitae stockholders do not have appraisal rights in connection with the merger.
Q:	What will holders of ArcherDX equity-based awards receive in the merger?
A:
Subject to the terms and conditions of the merger agreement, including adjustment to the cash consideration payable, if the merger is completed, (i) each outstanding and unexercised ArcherDX stock option will be converted into (a) approximately $9.05 in cash (less the applicable per share exercise price), without interest, plus (b) an option to (x) purchase shares of Invitae common stock plus (y) additional shares of Invitae common stock if certain milestones are achieved, subject, in the case of employees or consultants of ArcherDX at the time of the first merger, to continued service at the time of achievement of such milestone, and (ii) each unexpired, unexercised and outstanding ArcherDX warrant will be converted into (a) a number of shares of Invitae common stock equal to 30.0 million divided by the fully diluted shares of ArcherDX, plus (b) approximately $9.05 in cash (less the applicable per share exercise price), plus (c) additional shares of Invitae common stock if certain milestones are achieved, generally subject, in the case of employees or consultants of ArcherDX at the time of the merger, to continued service at the time of achievement of such milestone. For more details on the calculation of the Invitae stock price and the calculation of the exchange ratio, see “The Merger Agreement—Treatment of ArcherDX Options” beginning on page 84 and “The Merger Agreement—Treatment of ArcherDX Warrants” beginning on page 84.

Q:	Whom should I contact if I have any questions about the proxy materials or voting?
A:
If you have any questions about the proxy materials, or if you need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact D.F. King & Co., Inc., the proxy solicitor for Invitae, at (866) 388-7535 or invitae@dfking.com.

SUMMARY
This summary highlights selected information contained in this proxy statement/prospectus and does not contain all the information that may be important to you. Invitae urges you to read carefully this proxy statement/prospectus in its entirety, including the annexes. Additional, important information, which Invitae also urges you to read, is contained in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 192. All references in this proxy statement/prospectus to Invitae refer to Invitae Corporation, a Delaware corporation, and/or its consolidated subsidiaries, unless the context requires otherwise, all references to ArcherDX refer to ArcherDX, Inc., a Delaware corporation, and/or its consolidated subsidiaries, unless the context requires otherwise, and all references to the merger agreement are to the Agreement and Plan of Merger and Plan of Reorganization, dated as of June 21, 2020, by and among Invitae Corporation, Apollo Merger Sub A Inc., Apollo Merger Sub B LLC, ArcherDX, Inc. and Kyle Lefkoff, solely in his capacity as holders’ representative, as it may be amended, a copy of which is attached as Annex A to this proxy statement/prospectus.
The Parties
Invitae
Invitae offers high-quality, comprehensive, affordable genetic testing across multiple clinical areas, including hereditary cancer, reproductive health, cardiology, neurology, pediatrics, metabolic conditions and rare diseases. In addition to its own research and development expertise, Invitae has established a track record of building for the near- and long-term with its acquisition strategy. Invitae acquired multiple assets including four businesses in 2017, which expanded its suite of genome management offerings and strengthened its offering in reproductive health. In the first quarter of 2019, Invitae expanded its reproductive offering by introducing its non-invasive prenatal screen, or NIPS. In June 2019, Invitae launched a direct channel to consumers to increase accessibility to its testing platform. To improve its technology stack and reduce costs associated with variant interpretation, Invitae acquired Singular Bio, Inc. in June 2019, Jungla Inc. in July 2019, and Diploid in March 2020. To further expand its ability to scale and improve customer experience with patient support telehealth solutions and the use of intuitive chatbots, Invitae acquired Clear Genetics in November 2019. In April 2020, Invitae acquired YouScript and Genelex to expand content and improve customer experience by bringing pharmacogenetic testing and robust, integrated clinical decision support to Invitae. In order to expand content and increase access to personalized oncology, Invitae entered into the merger agreement in June 2020, with a view towards integrating Invitae's germline testing with ArcherDX's tumor profiling and liquid biopsy technology and services into a single platform to enable precision medicine approaches from diagnostic testing to therapy optimization and monitoring.
Invitae’s principal executive offices are located at 1400 16th Street, San Francisco, California 94103 and its telephone number is (415) 374-7782. Invitae’s website address is www.invitae.com. Information contained on its website does not constitute part of this proxy statement/prospectus. Invitae common stock is publicly traded on the NYSE under the ticker symbol “NVTA.” Additional information about Invitae is included in documents incorporated by reference in this proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page 192.
ArcherDX
ArcherDX is a genomics company democratizing precision oncology. ArcherDX offers a suite of products and services that are highly accurate, personal, actionable and easy to use in local settings. This empowers clinicians to control the sample, data, patient care and economics. Additionally, ArcherDX’s products and services enable biopharmaceutical companies to cost-effectively accelerate drug development. Its product development platform, with proprietary Anchored Multiplex PCR, or AMP, chemistry at the core, has enabled ArcherDX to develop industry-leading products and services that allow for therapy optimization and cancer monitoring.
ArcherDX has developed and commercialized research use only, or RUO, products, is developing in-vitro diagnostic, or IVD, products, and offers services that meet the unique needs of its customers and their clinical applications. ArcherDX’s five RUO product lines consist of DNA-based VariantPlex, RNA-based FusionPlex, ctDNA-based LiquidPlex and RNA-based Immunoverse, which are collectively referred to as ArcherPlex, and Personalized Cancer Monitoring, or PCM. ArcherDX offerings include commercial RUO products and services that laboratories use to conduct genomic analysis for therapy optimization and cancer monitoring. ArcherDX intends to submit STRATAFIDE, in 2020, and PCM, in the future, for United States Federal Drug Administration, or FDA, approval and/or clearance so they can be marketed as IVDs. STRATAFIDE and PCM have both received Breakthrough Device designation from the FDA, which offers potentially faster review through priority review for certain medical devices. Additionally, ArcherDX offers Assay Designer and Designer Pro as services to clinical and biopharmaceutical customers, which allow them to customize biomarker targets and develop new applications. ArcherDX’s analyte- and sample-agnostic products and services enable clinicians to quickly and locally generate actionable genomic information to deliver industry-leading care to patients with solid tumors, blood cancers or sarcomas.
ArcherDX’s principal executive offices are located at 2477 55th Street, Suite 202, Boulder, CO 80301, and its telephone number is (877) 771-1093.
Apollo Merger Sub A Inc. and Apollo Merger Sub B LLC
Apollo Merger Sub A Inc., a wholly owned subsidiary of Invitae, is a Delaware corporation incorporated on June 18, 2020 and Apollo Merger Sub B LLC, a wholly owned subsidiary of Invitae, is a Delaware limited liability company formed on June 18, 2020, each for the purpose of effecting the merger. Apollo Merger Sub A Inc. and Apollo Merger Sub B LLC have not conducted any activities other than those incidental to their formation and the matters contemplated by the merger agreement. The principal executive offices of Apollo Merger Sub A Inc. and Apollo Merger Sub B LLC are located at 1400 16th Street, San Francisco, California 94103 and their telephone number is (415) 374-7782.
The Merger
A summary of the terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.
On June 21, 2020, Invitae, ArcherDX, Merger Sub A, Merger Sub B and Kyle Lefkoff, solely in his capacity as holders’ representative, entered into the merger agreement, which provides that, subject to the terms and conditions of the merger agreement and in accordance with the DGCL, Merger Sub A will merge with and into ArcherDX, with ArcherDX surviving the merger and becoming a wholly owned subsidiary of Invitae. Promptly following this merger, ArcherDX will merge with and into Merger Sub B, with Merger Sub B surviving as a wholly owned subsidiary of Invitae.
Merger Consideration
If the merger is completed, the aggregate consideration for the merger will consist of $325.0 million in cash and 30.0 million shares of Invitae common stock, plus up to an additional 27.0 million shares of Invitae common stock payable in connection with the achievement of certain milestones, which consideration is collectively referred to as the merger consideration. The actual merger consideration to be paid at the closing of the merger is subject to closing-related adjustments, based on ArcherDX’s cash, debt, net working capital, transaction expenses and other considerations at the closing of the merger. Subject to the terms and conditions of the merger agreement, including adjustment to the cash consideration payable, if the merger is completed, each share of ArcherDX capital stock (other than (1) shares held by ArcherDX as treasury stock and (2) shares held by a holder who has properly demanded and not effectively withdrawn or lost such holder’s appraisal, dissenters’ or similar rights under the DGCL) will be converted into (a) approximately $9.05 in cash, without interest, plus (b) shares of Invitae common stock equal to 30.0 million divided by the fully diluted shares of ArcherDX, plus (c) additional shares of Invitae common stock upon completion of certain milestones. For more details, see “The Merger Agreement—Merger Consideration” beginning on page 82.
All fractional shares of Invitae common stock that would otherwise be issued to an ArcherDX stockholder of record as part of the merger consideration will be aggregated and then rounded up to the nearest whole number to create whole shares of Invitae common stock that will be issued to each such ArcherDX stockholder as part of the merger consideration.
Treatment of ArcherDX Equity Awards
Subject to the terms and conditions of the merger agreement, including adjustment to the cash consideration payable, if the merger is completed, (i) each outstanding and unexercised ArcherDX stock option will be converted into (a) approximately $9.05 in cash (less the applicable per share exercise price), without interest, plus (b) an option to (x) purchase shares of Invitae common stock plus (y) additional shares of Invitae common stock if certain milestones are achieved, subject, in the case of employees or consultants of ArcherDX at the time of the first merger, to continued service at the time of achievement of such milestone, and (ii) each unexpired, unexercised and outstanding ArcherDX warrant will be converted into (a) a number of shares of Invitae common stock equal to 30.0 million divided by the fully diluted shares of ArcherDX, plus (b) approximately $9.05 in cash (less the applicable per share exercise price), plus (c) additional shares of Invitae common stock if certain milestones are achieved, generally subject, in the case of employees or consultants of ArcherDX at the time of the merger, to continued service at the time of achievement of such milestone. For more details on the calculation of the Invitae stock price and the calculation of the exchange ratio, see “The Merger Agreement—Treatment of ArcherDX Options” beginning on page 84 and “The Merger Agreement—Treatment of ArcherDX Warrants” beginning on page 84.
Recommendation of the Invitae Board of Directors
After careful consideration of various factors described in “The Merger—Invitae Board of Directors’ Recommendation and Reasons for the Merger” beginning on page 63, the Invitae Board unanimously recommends that holders of common stock vote:
•	“FOR” the merger proposal;
•	“FOR” the securities issuance proposal; and
•	“FOR” the adjournment proposal.
Opinion of Invitae’s Financial Advisor
Invitae retained Perella Weinberg Partners LP, or Perella Weinberg, to act as its financial advisor in connection with the merger. Invitae selected Perella Weinberg based on its qualifications, expertise and reputation and its knowledge of the business and affairs of Invitae, ArcherDX and the industries in which Invitae and ArcherDX conduct their respective businesses. Perella Weinberg and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.
On June 21, 2020, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the Invitae Board that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the aggregate consideration of (i) $325.0 million in cash, or the Cash Consideration, subject to adjustment (as to which Perella Weinberg expressed no opinion) as described in the merger agreement, plus (ii) 30.0 million shares of Invitae common stock, or the Stock Consideration and, together with the Cash Consideration, the Upfront Consideration, plus (iii) up to 27.0 million shares of Invitae common stock, or the Milestone Consideration and, together with the Upfront Consideration, the Aggregate Consideration, payable on the achievement of various milestones set forth in the merger agreement to be paid by Invitae for all of the issued and outstanding capital stock, options and warrants of ArcherDX pursuant to the merger agreement was, as of the date of the opinion, fair, from a financial point of view, to Invitae.
The full text of Perella Weinberg’s written opinion, dated June 21, 2020 which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached hereto as Annex B and is incorporated by reference herein. Perella Weinberg’s opinion was not intended to be and does not constitute a recommendation to any holder of Invitae common stock or any other person as to how such person should vote or otherwise act with respect to the merger or any other matter. Perella Weinberg’s opinion does not in any manner address the prices at which Invitae common stock will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the merger to the holders of any class of securities, creditors or other constituents of Invitae or ArcherDX or as to the underlying decision by any person to engage in the merger or as to the relative merits of the merger compared to alternative transactions or business strategies. Perella Weinberg provided its opinion for the information and assistance of the Invitae Board in connection with, and for the purposes of its evaluation of, the merger. This summary is qualified in its entirety by reference to the full text of the opinion.

Interests of Certain Persons in the Merger
In considering the recommendation of the Invitae Board that you vote to adopt the merger agreement, you should be aware that directors and executive officers of ArcherDX have interests that might be different from your interests.
For example, upon the completion of the merger, Jason Myers, the Chief Executive Officer of ArcherDX, will be appointed to the Invitae Board. In addition, the Invitae Board will engage in confidential interviews and discussions with another member of the ArcherDX Board as reasonably determined by the Invitae Board. Assuming the satisfaction with such interviews and discussions, and subject to the discretion of the Invitae Board to act in the best interest of the Invitae stockholders, the Invitae Board will consider the appointment of that individual to the Invitae Board no earlier than the closing of the merger. Any such appointment would occur in compliance with Invitae’s charter documents.
Members of the Invitae Board were aware of and considered these and other interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to Invitae stockholders that the merger agreement be adopted. For more information, see “The Merger—Background of the Merger” beginning on page 55 and “The Merger—Invitae Board of Directors’ Recommendation and Reasons for the Merger” beginning on page 63. These interests are described in more detail below and in “The Merger—Interests of Certain Persons in the Merger” beginning on page 74.
Information about the Invitae Stockholders’ Meeting
Time, Place and Purpose of the Special Meeting
The special meeting to consider and vote upon the adoption of the merger agreement and related matters, which is referred to as the special meeting, will be held at 10:00 A.M., Pacific Time, on October 1, 2020. Online check-in will begin at 9:45 A.M., Pacific Time, and you should allow ample time for the check-in procedures. In light of the on-going developments related to the COVID-19 pandemic and to protect the health of Invitae employees, stockholders and the community, the special meeting will be a completely virtual meeting of stockholders conducted via live audio webcast. You will be able to attend the special meeting by visiting www.virtualshareholdermeeting.com/NVTA2020SM. You will be able to vote your shares electronically over the Internet and submit questions online during the meeting by logging in to the website listed above and using the 16-digit control number included in your proxy card.
At the special meeting, the stockholders will be asked to consider and vote upon (1) the merger proposal, (2) the securities issuance proposal and (3) the adjournment proposal.
Record Date and Quorum
You are entitled to receive notice of, and to vote at, the special meeting if you are an owner of record of shares of Invitae common stock as of the close of business on August 19, 2020, the record date. On the record date, there were 132,026,368 shares of Invitae common stock outstanding and entitled to vote. Stockholders will have one vote on all matters properly coming before the special meeting for each share of common stock owned by such stockholders on the record date.
The Invitae bylaws provide that the holders of a majority of the shares of common stock issued and outstanding and entitled to vote, present in person or represented in proxy, will constitute a quorum for the transaction of business at the special meeting.
Vote Required
The merger proposal requires the affirmative vote of holders of a majority of the shares of Invitae common stock represented (in person or by proxy) at the special meeting, assuming a quorum is present. If an Invitae stockholder present at the virtual special meeting abstains from voting or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If an Invitae stockholder is not present at the virtual special meeting and does not respond by proxy or does not provide their bank, brokerage firm or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal, assuming a quorum is present.
The securities issuance proposal requires the affirmative vote of holders of a majority of the shares of Invitae common stock represented (in person or by proxy) at the special meeting, assuming a quorum is present.

If an Invitae stockholder present at the virtual special meeting abstains from voting or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If an Invitae stockholder is not present at the virtual special meeting and does not respond by proxy or does not provide their bank, brokerage firm or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal, assuming a quorum is present.
The adjournment proposal requires the affirmative vote of holders of a majority of the shares of Invitae common stock represented (in person or by proxy) at the special meeting, regardless of whether a quorum is present. If an Invitae stockholder present at the virtual special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a stockholder is not present at the virtual special meeting and does not respond by proxy or does not provide their bank, brokerage firm or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal (regardless of whether a quorum is present).
Proxies and Revocations
Each stockholder of record entitled to vote at the special meeting may submit a proxy by telephone, over the Internet, by properly executing and delivering the enclosed proxy card in the accompanying prepaid reply envelope or may vote in person by appearing at the special meeting. If your shares of common stock are held in “street name” through a bank, brokerage firm or other nominee, you should instruct your bank, brokerage firm or other nominee on how to vote your shares of common stock using the instructions provided by your bank, brokerage firm or other nominee.
If you are a record holder, you may change or revoke your vote before your proxy is voted at the special meeting as described herein. You may do this in one of the following four ways: (1) by duly submitting a subsequently dated proxy relating to the same shares of Invitae common stock by telephone or via the Internet (i.e., your most recent duly submitted voting instructions will be followed); (2) by sending to Invitae’s Secretary (at Invitae’s principal executive offices) a signed written notice of revocation bearing a later date than the proxy, stating that the proxy is revoked; (3) by submitting a properly completed proxy card relating to the same shares of Invitae common stock with a later date; or (4) by attending the special meeting and voting in person. If you choose any of the first three methods, you must take the described action no later than the beginning of the special meeting. For more information on revocations of proxies, see “The Special Meeting—Revocability of Proxies” beginning on page 107.
Voting by Invitae’s Directors and Executive Officers
At the close of business on August 19, 2020, the record date for the special meeting, Invitae directors and executive officers and their affiliates were entitled to vote 720,498 shares of Invitae common stock. Invitae currently expects its directors and executive officers to vote their shares in favor of all proposals to be voted on at the special meeting, but no director or executive officer has entered into any agreement obligating him or her to do so. The number of shares reflected above does not include shares underlying outstanding restricted stock unit awards or stock options.
Regulatory Approvals
Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division of the United States Department of Justice, which is referred to as the Antitrust Division, and the United States Federal Trade Commission, which is referred to as the FTC, and all statutory waiting period requirements have been satisfied. Completion of the merger is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act. Invitae and ArcherDX each filed their respective HSR Act notification forms on July 6, 2020. Termination of the applicable waiting period under the HSR Act occurred on July 15, 2020.
There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.
See “The Merger—Regulatory Approvals” beginning on page 75.
Conditions to Completion of the Merger
In addition to the approval of the merger proposal by Invitae stockholders, approval of the merger by the stockholders required to approve the merger under Delaware law, which ArcherDX has received, approval of the merger by at least 75% of the outstanding shares of ArcherDX capital stock, and the expiration or termination of the applicable waiting period under the HSR Act, which occurred on July 15, 2020, each party's obligation to complete the merger is also subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain other conditions, including the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part (and the absence of any stop order, or pending proceedings seeking a stop order, by the SEC), approval of the listing on NYSE of the Invitae common stock to be used for a portion of the merger consideration, the absence of an injunction or law that has the effect of enjoining or otherwise prohibiting the merger, the accuracy of the representations and warranties of the parties under the merger agreement (subject to the materiality standards set forth in the merger agreement), the performance by the parties of their respective covenants and obligations under the merger agreement in all material respects and delivery of officer certificates by the parties certifying satisfaction of certain of the conditions described above.
The parties expect to complete the merger after all of the conditions to the merger in the merger agreement are satisfied or waived. For a more complete description of the conditions to the merger, see “The Merger Agreement—Conditions to the Merger” beginning on page 97.
Timing of the Merger
The transaction is expected to be completed on October 2, 2020. Neither Invitae nor ArcherDX can predict, however, the actual date on which the transaction will be completed because it is subject to conditions beyond each company’s control. For a more complete description of the conditions to the merger, see “The Merger Agreement—Conditions to the Merger” beginning on page 97.
No Negotiations
Prior to the completion of the merger or the termination of the merger agreement in accordance with its terms, ArcherDX will not, and will cause its subsidiaries and representatives not to, and shall advise the Holders and their respective representatives (other than the Holders’ Representative) not to, directly or indirectly solicit, initiate or enter into any discussions, negotiations or commitments or continue in any way any discussions or negotiations with any person regarding any transaction that may compete with the merger and the transactions contemplated under the merger agreement. ArcherDX shall promptly but not later than 48 hours following the occurrence of the relevant event notify Invitae orally and in writing of any inquiries, proposals or requests for information concerning such a competing transaction that are received by ArcherDX or any of its subsidiaries or the Holders or any of their representatives (other than the Holders’ Representative). The written notice shall include a summary of the material terms and conditions of such inquiry proposal or request.
For a more complete description of the limitations on solicitation of acquisition proposals from third parties and the ability of the ArcherDX Board to change its recommendation for the transaction, see “The Merger Agreement—Covenants and Agreements—No Negotiations” beginning on page 94.
Termination of the Merger Agreement
The merger agreement may be terminated by mutual written consent of Invitae and ArcherDX at any time prior to the closing. In addition, the merger agreement may be terminated as follows:
•	by either Invitae or ArcherDX:
○
upon written notice to the other party, if the merger has not been completed on or before March 20, 2021, which date may be extended from time to time by mutual written consent of Invitae and ArcherDX, except where the party seeking to terminate the merger agreement for this reason has failed to perform any of its obligations under the merger agreement and such failure to perform was the principal cause of or directly resulted in the failure of the completion of the merger on or before March 20, 2021;

○
if any governmental authority of competent jurisdiction has issued or entered any final and non-appealable order or enacted any law after the date of the merger agreement that has the effect of restraining, enjoining, preventing, making illegal or otherwise prohibiting the merger, except that the right to terminate the merger agreement is not available to a party if a material breach by such party of its obligations under the merger agreement has been the principal cause of or principally resulted in the issuance of such order; or

○	upon written notice to the other party, the Invitae special meeting of stockholders has concluded and the required stockholder approval by Invitae stockholders was not obtained;

•	by ArcherDX:
○
if any of the representations or warranties of Invitae set forth in the merger agreement are not true and correct or if Invitae, Merger Sub A or Merger Sub B have failed to perform any covenant or agreement on the part of Invitae, Merger Sub A or Merger Sub B, as applicable, set forth in the merger agreement (including an obligation to consummate the closing) such that the conditions to closing set forth in the merger agreement would not be satisfied and the breach or breaches causing such representations or warranties not to be accurate, or the failures to perform any covenant or agreement, as applicable, are not cured on or prior to the earlier of (i) thirty (30) days after written notice thereof is delivered to Invitae and (ii) March 20, 2021; provided that this provision will not be available to ArcherDX if ArcherDX is then in material breach of the merger agreement; or

○	upon written notice to Invitae, if the Invitae Board has made an adverse recommendation change, as such term is defined in the merger agreement;
•
by Invitae, if any of the representations or warranties of ArcherDX set forth in the merger agreement are not accurate or if ArcherDX has failed to perform any covenant or agreement on the part of ArcherDX set forth in the merger agreement (including an obligation to consummate the closing) such that the conditions to closing set forth in the merger agreement would not be satisfied and the breach or breaches causing such representations or warranties not to be accurate, or the failures to perform any covenant or agreement, as applicable, are not cured on or prior to the earlier of (i) thirty (30) days after written notice thereof is delivered to ArcherDX and (ii) March 20, 2021; provided that this provision will not be available to Invitae if Invitae is then in material breach of the merger agreement.

If the merger agreement is terminated as described above, the merger agreement will be null and void and of no effect, without further liability on the part of any party and each party’s rights and obligations will cease, subject to certain exceptions, including that:
•	each party shall remain liable for its willful breach of the merger agreement prior to termination;
•	the termination provisions of the merger agreement will remain in effect;
•
the Holders’ Representative will not be liable to the Holders for any action taken or omitted to be taken in connection with his services pursuant to the merger agreement or any ancillary agreements, except in certain limited cases;

•	the merger agreement and claims or causes of action arising under the merger agreement will be governed by Delaware law; and
•
any action relating to the merger agreement or the enforcement of any provision of the merger agreement will be brought exclusively in the Delaware Chancery Court, and to the extent that the Delaware Chancery Court rejects jurisdiction, in any state or federal court located in the Delaware county of New Castle.

In addition, the merger agreement requires payment by Invitae to ArcherDX in the amount of $30.0 million in cash in the event that the merger agreement is terminated (1) by either Invitae or ArcherDX because the Invitae special meeting of stockholders has concluded and the required stockholder approval by Invitae stockholders was not obtained or (2) by ArcherDX because the Invitae Board has made an adverse recommendation change. In the event that such $30.0 million payment is made by Invitae, then Invitae may request that Invitae and ArcherDX promptly commence negotiations in good faith for a period not to exceed three months with the goal of establishing a collaboration, partnership, research and development, commercial or similar agreement of mutual benefit, with the terms thereof to be acceptable to each of Invitae and ArcherDX in its respective reasonable discretion, in which event the $30.0 million amount will be applied toward payments otherwise required from Invitae under such agreement. There is no obligation, however, by either party to enter into such an agreement.
For a more complete description of each party's termination rights and the related payment obligations, see “The Merger Agreement—Termination” beginning on page 98, “The Merger Agreement—Effect of Termination” beginning on page 99 and “The Merger Agreement—Creditable Amount” beginning on page 100.

U.S. Federal Income Tax Consequences
The merger transactions are intended to be considered together as a single integrated transaction for U.S. federal income tax purposes which single integrated transaction is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
However, none of Invitae, ArcherDX, Merger Sub A, Merger Sub B, or the Invitae stockholders will recognize any income, gain or loss for U.S. federal income tax purposes as a result of the merger transactions, regardless of whether the merger transactions qualify as a “reorganization” under Section 368(a) of the Code.
If, as intended, the merger transactions, taken together, qualify as a “reorganization” then, in general, for U.S. federal income tax purposes U.S. ArcherDX holders (as defined below under “The Merger—U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences for U.S. ArcherDX Holders”) who exchange their ArcherDX shares for cash and Invitae shares in the merger:
•
will recognize any gain, but not loss, realized as a result of the merger, but not in excess of the amount of cash received (excluding cash received in lieu of fractional Invitae shares, but including a U.S. ArcherDX holder’s share of the cash deposited in the Holders’ Representative expense fund),

•
will have a tax basis for the Invitae shares (including fractional Invitae shares and Milestone Shares, but excluding the portion of Milestone Shares treated as interest income) that reflects a U.S. ArcherDX holder’s tax basis for the ArcherDX shares exchanged, and

•
will have a holding period for the Invitae shares (including fractional Invitae shares and Milestone Shares, but excluding the portion of Milestone Shares treated as interest income) that includes a U.S. ArcherDX holder’s holding period for the ArcherDX shares exchanged.

For a more complete description of the U.S. federal income tax consequences of the merger, see “The Merger—U.S. Federal Income Tax Consequences” beginning on page 75. U.S. ArcherDX holders should review particularly the material under “The Merger—U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences for U.S. ArcherDX Holders” beginning on page 76.
This proxy statement/prospectus contains a discussion of the U.S. federal income tax consequences of the merger. This discussion does not address any non-U.S. tax consequences, nor does it pertain to state or local income or other tax consequences. You should consult your own tax advisors regarding the particular U.S. federal income tax consequences of the merger to you in light of your particular circumstances, as well as the particular tax consequences to you of the merger under any state, local or non-U.S. income or other tax laws.
Accounting Treatment
Invitae prepares its financial statements in accordance with accounting principles generally accepted in the United States, which are referred to as GAAP. The merger will be accounted for as an acquisition of ArcherDX by Invitae under the acquisition method of accounting in accordance with GAAP. Invitae will be treated as the acquirer for accounting purposes.
Risk Factors
You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should carefully consider the risks that are described in “Risk Factors” beginning on page 26.

SELECTED HISTORICAL FINANCIAL DATA

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF INVITAE
The following table sets forth selected consolidated financial data of Invitae. The selected historical consolidated financial data of Invitae for the years ended December 31, 2019, 2018, and 2017 and as of December 31, 2019 and 2018 have been derived from Invitae’s historical audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2019 incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data for the years ended December 31, 2016 and 2015 and as of December 31, 2017, 2016 and 2015 have been derived from Invitae’s historical audited consolidated financial statements for such years, which have not been incorporated by reference into this proxy statement/prospectus. The selected historical condensed consolidated financial data for Invitae as of and for the six months ended June 30, 2020 and 2019 have been derived from Invitae’s unaudited condensed consolidated financial statements contained in Invitae’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, which is incorporated by reference into this proxy statement/prospectus. In the opinion of the management of Invitae, the unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations at these dates and for these periods. Results of interim periods are not necessarily indicative of the results expected for a full year.
The following selected consolidated financial data is only a summary and is not necessarily indicative of future results. Such financial data should be read together with, and is qualified in its entirety by reference to, Invitae’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited and audited consolidated financial statements and notes thereto incorporated by reference into this proxy statement/prospectus.
	Six Months Ended June 30,		Years Ended December 31,
(In thousands, except per share data)	2020(1)	2019(1)	2019(1)	2018(3)	2017	2016	2015
	Unaudited
Consolidated Statements of Operations Data:
Revenue
Test revenue	$108,177	$91,921	$212,473	$144,560	$65,169	$24,840	$8,378
Other revenue	2,262	2,107	4,351	3,139	3,052	208	—
Total revenue	110,439	94,028	216,824	147,699	68,221	25,048	8,378
Cost of revenue	83,374	49,260	118,103	80,105	50,142	27,878	16,523
Research and development	130,631	43,296	141,526	63,496	46,469	44,630	42,806
Selling and marketing	81,640	54,972	122,237	74,428	53,417	28,638	22,479
General and administrative	54,660	34,593	79,070	52,227	39,472	24,085	16,047
Loss from operations	(239,866)	(88,093)	(244,112)	(122,557)	(121,279)	(100,183)	(89,477)
Other expense, net	(16,728)	2,019	(3,891)	(2,568)	(303)	348	(94)
Interest expense	(10,936)	(4,229)	(12,412)	(7,030)	(3,654)	(421)	(211)
Net loss before taxes	(267,530)	(90,303)	(260,415)	(132,155)	(125,236)	(100,256)	(89,782)
Income tax benefit	(2,600)	(3,950)	(18,450)	(2,800)	(1,856)	—	—
Net loss	$(264,930)	$(86,353)	$(241,965)	$(129,355)	$(123,380)	$(100,256)	$(89,782)
Net loss per share, basic and diluted	(2.35)	(1.01)	(2.66)	(1.94)	(2.65)	(3.02)	(3.18)
Shares used in computing net loss per share, basic and diluted	112,765	85,148	90,859	66,747	46,512	33,176	28,213

	As of June 30,		As of December 31,
(In thousands)	2020(1)	2019(1)	2019(1)(2)	2018(3)	2017(1)	2016	2015
	Unaudited
Consolidated Balance Sheet Data:
Cash and cash equivalents	$168,203	$247,000	$151,389	$112,158	$12,053	$66,825	$73,238
Marketable securities	$253,933	$800	$240,436	$13,727	$52,607	$25,798	$53,780
Working capital	$344,225	$247,827	$360,538	$129,127	$53,294	$87,047	$120,433
Total assets	$969,875	$502,902	$781,601	$282,959	$211,078	$130,651	$156,676
Lease obligations	$50,329	$53,159	$50,071	$3,312	$5,412	$1,575	$3,164
Debt	$276,092	$75,184	$268,755	$74,477	$39,084	$12,102	$7,040
Total liabilities	$505,680	$161,399	$401,961	$121,120	$89,284	$31,577	$18,300
Accumulated deficit	$(1,023,607)	$(603,065)	$(758,677)	$(516,712)	$(398,598)	$(275,218)	$(174,962)
Total stockholders’ equity	$464,195	$341,503	$379,640	$161,839	$121,794	$99,074	$138,376
(1)
In 2020, Invitae completed the acquisition of three businesses, in June 2019, Invitae completed the acquisition of Singular Bio, Inc., in July 2019, Invitae completed the acquisition of Jungla Inc., in November 2019, Invitae completed the acquisition of Clear Genetics, Inc., Invitae completed the acquisition of three businesses and in 2017, Invitae completed the acquisition of four businesses, all of which are included in Invitae’s selected consolidated financial data as of each acquisition date, as applicable.

(2)
On January 1, 2019, Invitae adopted Accounting Standards Codification, or ASC, Topic 842 using the modified retrospective transition method which required the recognition of operating and finance lease right-of-use assets and operating lease liabilities to be recognized on its consolidated balance sheets. Prior period amounts are presented as originally reported based upon the accounting standards in effect for those periods.

(3)
On January 1, 2018, Invitae adopted ASC Topic 606 using the modified retrospective transition method. Prior period amounts are presented as originally reported based upon the accounting standards in effect for those periods.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ARCHERDX
The selected consolidated statement of operations data for the years ended December 31, 2019 and 2018 and the selected consolidated balance sheet data as of December 31, 2019 have been derived from ArcherDX’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2020 and 2019 and the selected consolidated balance sheet data as of June 30, 2020 have been derived from ArcherDX’s unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements, and in the opinion of ArcherDX’s management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly its financial condition and results of operations. The selected consolidated financial data included in this section are not intended to replace the financial statements and related notes included elsewhere in this proxy statement/prospectus.
The following selected consolidated financial data is only a summary and is not necessarily indicative of future results. Such financial data should be read together with, and is qualified in its entirety by reference to, ArcherDX’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited and audited consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus.
	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue
Precision oncology products	$15,410	$9,475	$22,644	$16,025
Pharma development services	15,718	10,773	27,921	12,429
Total Revenue	31,128	20,248	50,565	28,454
Costs & operating expenses
Cost of precision oncology products	5,451	2,593	7,335	4,033
Cost of pharma development services	7,655	3,446	9,212	6,230
Sales and marketing	10,185	5,544	15.428	7.215
Research and development	35,853	9,301	34.172	8.184
General and administrative	18,518	5,709	15,875	7,700
Contingent consideration	39,105	5,506	5,768	—
Total operating expenses	116,767	32,099	87,790	33,362
Loss from operations	(85,639)	(11,851)	(37,225)	(4,908)
Interest expense, net	(1,998)	(769)	(2,432)	(1,160)
Other income (expense), net	(30,147)	(219)	(824)	34
Loss before income taxes	(117,784)	(12,839)	(40,481)	(6,034)
Income tax (benefit) expense	—	7	497	(481)
Net loss and comprehensive loss	$(117,784)	$(12,846)	(40,978)	(5,553)
Basic and diluted loss per common share	$(18.09)	$(2.01)	(6.39)	(0.87)
Basic and diluted weighted-average common shares outstanding(1)	6,511	6,377	6,415	6,377
(1)
See Note 15 to ArcherDX’s consolidated financial statements included elsewhere in this proxy statement/prospectus for a description of how ArcherDX computes basic and diluted net loss per share of common stock. The common shares outstanding gives effect to a 0.7039-for-1 reverse stock split of ArcherDX’s common and preferred stock, which was effective June 17, 2020.

	Three Months Ended June 30,	Year Ended December 31,
	2020	2019	2018
	(In thousands, except per share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$21,883	$59,492	$9,324
Total assets	89,531	106,796	29,475
Total current assets	59,078	83,290	19,231
Total current liabilities	32,397	18,377	9,059
Working Capital(1)	26,681	64,913	10,172
Long-term debt, net	41,717	28,572	—
Convertible preferred stock	115,347	110,154	42,180
Accumulated deficit	(187,027)	(69,243)	(28,265)
Total stockholders’ deficit	(181,632)	(65,239)	(25,095)
(1)	Working capital is defined as current assets less current liabilities.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following selected unaudited pro forma condensed combined financial information gives effect to the merger as described in “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 110. The selected unaudited pro forma condensed combined financial information gives effect to the merger as if it had occurred on January 1, 2019, for statement of operations purposes, and on June 30, 2020, for balance sheet purposes. The selected unaudited pro forma condensed combined financial data presented below is based on, and should be read together with, the historical consolidated financial statements of Invitae that are contained in its filings with the SEC and incorporated by reference into this proxy statement/prospectus and the historical consolidated financial statements of ArcherDX and the unaudited pro forma condensed combined financial statements that appear elsewhere in this proxy statement/prospectus. See “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Combined Financial Statements.”
The unaudited pro forma condensed combined financial data is presented for illustrative purposes only and is not necessarily indicative of the actual or future financial condition or results of operations that would have been realized if the merger had been completed as of the dates indicated or will be realized upon the completion of the merger.
SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
As of June 30, 2020
(In millions)
Pro Forma Combined Balance Sheet Data:
Cash and cash equivalents	$233.9
Marketable securities	$253.9
Total assets	$3,186.3
Debt including convertible loans, net of unamortized discount and debt issuance costs	$384.5
Total stockholders' equity	$1,767.4
	Six Months Ended June 30,	Year Ended December 31,
	2020	2019
	(In millions, except per share data)
Pro Forma Combined Statement of Operations Data:
Total revenues	$141.6	$267.4
Loss from operations	$(319.3)	$(311.8)
Net loss	$(353.6)	$(344.7)
Net loss per share, basic and diluted	$(2.22)	$(2.48)

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA
The following table sets forth for Invitae common stock and ArcherDX common stock certain historical and unaudited pro forma combined and pro forma-equivalent per share financial information. The unaudited pro forma combined and pro forma-equivalent per share information gives effect to the proposed merger as if it had occurred on January 1, 2019. The information in the table is based on, and should be read together with, the historical financial information that Invitae has presented in its filings with the SEC or that appears elsewhere in this proxy statement/prospectus and the pro forma financial information that appears elsewhere in this proxy statement/prospectus. See “Where You Can Find More Information” and “Unaudited Pro Forma Condensed Combined Financial Information on pages 192 and 110, respectively.
The unaudited pro forma combined and pro forma-equivalent data is presented for illustrative purposes only and is not necessarily indicative of actual or future financial condition or results of operations that would have been realized if the proposed merger had been completed as of the dates indicated or will be realized upon the completion of the proposed merger. Neither Invitae nor ArcherDX declared or paid any dividends during the periods presented.
	ArcherDX		Invitae
	Historical	Pro Forma Equivalent(1)	Historical	Pro Forma Combined
(Loss) Income from Continuing Operations Per Share
Basic
Six Months Ended June 30, 2020	$(18.09)	$(2.19)	$(2.35)	$(2.22)
Year Ended December 31, 2019	$(6.39)	$(2.45)	$(2.66)	$(2.48)
Diluted
Six Months Ended June 30, 2020	$(18.09)	$(2.19)	$(2.35)	$(2.22)
Year Ended December 31, 2019	$(6.39)	$(2.45)	$(2.66)	$(2.48)
Cash Dividends Declared Per Share
Six Months Ended June 30, 2020	None	None	None	None
Year Ended December 31, 2019	None	None	None	None
Book Value Per Share
As of June 30, 2020	$(27.41)	$9.81	$3.54	$9.94
(1)	Calculated by multiplying the unaudited pro forma combined per share amounts by the exchange ratio of 0.986771.

MARKET PRICE AND DIVIDEND INFORMATION
Invitae common stock is listed and traded on the NYSE under the symbol “NVTA.” On June 19, 2020, the last trading day prior to the date of the public announcement of the execution of the merger agreement, the closing sale price per share of Invitae common stock was $18.71. On August 19, 2020, the record date for the special meeting, the last reported sale price per share of Invitae common stock was $32.94. The market price of shares of Invitae common stock is subject to fluctuation. As a result, Invitae stockholders are urged to obtain current market quotations.
Dividend Information
Invitae has never declared or paid any cash dividends on its common stock. Invitae currently intends to retain any future earnings for funding growth and, therefore, does not anticipate paying any cash dividends on its common stock in the foreseeable future.
ArcherDX has never declared or paid any cash dividends on its stock, and does not currently intend to pay any cash dividends on its common stock in the foreseeable future. ArcherDX expects to retain any future earnings to fund the development and growth of its business. The merger agreement restricts the ability of ArcherDX to declare or pay dividends.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains statements, including statements regarding the merger, that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this proxy statement/prospectus regarding strategies, prospects, financial condition, operations, costs, plans, objectives and the merger are forward-looking statements. Examples of forward-looking statements include, among others, statements regarding expected future operating results, anticipated results of sales and marketing efforts, expectations concerning payer reimbursement, the anticipated results of content development efforts, the anticipated benefits of the merger, including estimated synergies and other financial impacts, and the expected timing of completion of the transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Invitae’s and ArcherDX’s control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following:
•	the ability of Invitae and ArcherDX to satisfy the conditions to the closing of the merger on a timely basis or at all;
•
the occurrence of events that may give rise to a right of one or both of Invitae and ArcherDX to terminate the merger agreement, including under circumstances that might require Invitae to compensate ArcherDX in the amount of $30.0 million;

•	the possibility that the merger is delayed or does not occur;
•
the possibility that the anticipated benefits from the merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with achieving expected synergies from the merger;

•
negative effects of the announcement or the consummation of the merger on the market price of Invitae’s common stock and/or on the respective businesses, financial conditions, results of operations and financial performance of Invitae or ArcherDX;

•	risks related to ArcherDX and Invitae being restricted in operating their businesses while the merger agreement is in effect;
•	risks relating to the value of the Invitae shares to be issued in the merger, significant merger costs and/or unknown liabilities;
•	risks associated with contracts containing consent and/or other provisions that may be triggered by the merger;
•	risks associated with potential merger-related litigation;
•	the possibility that costs or difficulties related to the integration of ArcherDX’s operations with those of Invitae will be greater than expected;
•	the rate and degree of market acceptance of Invitae and ArcherDX’s tests and genetic testing generally;
•	the ability to scale the infrastructure and operations of Invitae and ArcherDX in a cost-effective manner;
•	the timing of and Invitae’s ability to introduce improvements to the combined company’s genetic testing platform and to expand its assays to include additional genes;

•	the timing and results of studies with respect to Invitae and ArcherDX’s tests;
•	developments and projections relating to competitors and the genomic testing industry;
•	the degree to which individuals will share genetic information generally, as well as share any related potential economic opportunities with Invitae;
•	the ability to obtain and maintain adequate reimbursement for Invitae and ArcherDX’s tests;
•	regulatory developments in the United States and foreign countries;
•	the ability to attract and retain key scientific or management personnel;
•	the effect of the COVID-19 pandemic on Invitae’s or ArcherDX’s respective businesses and the success of any measures Invitae and ArcherDX have taken or may take in the future in response thereto;
•
other risks as detailed from time to time in Invitae’s reports filed with the SEC, including Invitae’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including the risks and uncertainties set forth in or incorporated by reference into this proxy statement/prospectus in “Risk Factors” beginning on page 26.

There can be no assurance that the merger or any other transaction described will in fact be completed in the manner described or at all. Any forward-looking statement speaks only as of the date on which it is made, and Invitae and ArcherDX assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

RISK FACTORS
In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including, among other things, the matters addressed in “Cautionary Note Regarding Forward-Looking Statements” beginning on page 24, Invitae stockholders should carefully consider the following risk factors before deciding whether to vote in favor of the merger proposal. In addition, you should read and consider the risks associated with each of the businesses of Invitae and ArcherDX because these risks will relate to the combined company following the completion of the merger. Descriptions of some of these risks can be found in Invitae’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as such risks may be updated or supplemented in Invitae’s subsequently filed quarterly reports on Form 10-Q or current reports on Form 8-K, which are incorporated by reference into this proxy statement/prospectus. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 192.
Risks Related to the Merger
The merger is subject to conditions, some or all of which may not be satisfied, or completed on a timely basis, if at all. Failure to complete the merger could have material adverse effects on ArcherDX and Invitae.
The completion of the merger is subject to a number of conditions, including, among other things, receipt of the approval of Invitae’s stockholders, which make the completion and timing of the completion of the merger uncertain. See “The Merger Agreement—Conditions to the Merger,” beginning on page 97, for a more detailed discussion. The failure to satisfy all of the required conditions could delay the completion of the merger for a significant period of time or prevent it from occurring at all. Any delay in completing the merger could cause Invitae or ArcherDX not to realize, or not to realize on the expected timeline, some or all of the benefits that Invitae or ArcherDX expects to achieve if the merger is successfully completed within the expected timeframe. There can be no assurance that the conditions to the closing of the merger will be satisfied or waived or that the merger will be completed. Also, subject to limited exceptions, either Invitae or ArcherDX may terminate the merger agreement if the merger has not been completed by March 20, 2021.
If the merger is not completed, Invitae’s ongoing business may be materially adversely affected and, without realizing any of the benefits of having completed the merger, Invitae will be subject to a number of risks, including the following:
•	the market price of Invitae common stock could decline;
•
if the merger agreement is terminated and the Invitae Board seeks another acquisition, stockholders cannot be certain that Invitae will be able to find a party willing to enter into a transaction with the same potential benefits or on terms equivalent to or more attractive than the terms that ArcherDX has agreed to in the merger agreement;

•	time and resources, financial and other, committed by Invitae’s management to matters relating to the merger could otherwise have been devoted to pursuing other beneficial opportunities for Invitae;
•	Invitae may experience negative reactions from the financial markets or from its customers, payers, suppliers, collaboration partners or employees; and
•	Invitae will be required to pay its costs relating to the merger, such as legal, accounting, financial advisory and printing fees, whether or not the merger is completed.
In addition, if the merger is not completed, Invitae could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against Invitae to perform its obligations under the merger agreement. Any of these risks could materially and adversely impact Invitae’s ongoing business, financial condition, financial results and stock price.
Similarly, delays in the completion of the merger could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the merger and could materially and adversely impact Invitae’s or ArcherDX’s ongoing business, financial condition, financial results and stock price following the completion of the merger.

The merger agreement contains provisions that limit Invitae’s ability to pursue alternatives to the merger and, in specified circumstances, could require Invitae to make a substantial payment to ArcherDX.
The merger agreement contains certain provisions that restrict Invitae’s ability to terminate the merger agreement. Further, even if the Invitae Board withdraws or qualifies its recommendation with respect to the approval of the merger proposal, unless the merger agreement is terminated in accordance with its terms, Invitae will still be required to submit the merger proposal to a vote at the special meeting of Invitae stockholders.
The merger agreement also provides for payment by Invitae to ArcherDX of $30.0 million in cash in the event that the merger agreement is terminated (1) by either Invitae or ArcherDX because the special meeting of stockholders has concluded and the required stockholder approval by Invitae stockholders was not obtained or (2) by ArcherDX because the Invitae Board has made an adverse recommendation change.
For a more complete description of each party's termination rights and the related payment obligations, see “The Merger Agreement—Termination” beginning on page 98, “The Merger Agreement—Effect of Termination” beginning on page 99 and “The Merger Agreement—Creditable Amount” beginning on page 100.
Antitrust authorities may impose conditions that could have an adverse effect on Invitae, ArcherDX or the combined company or could prevent completion of the merger.
At any time before or after the completion of the merger, and notwithstanding the termination of the HSR Act waiting period, which occurred on July 15, 2020, applicable U.S. or foreign antitrust authorities or any state attorney general could take such action under the antitrust laws as such party deems necessary or desirable in the public interest. Such action could include, among other things, seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of the parties. In addition, in some circumstances, a third party could initiate a private action under antitrust laws challenging, seeking to enjoin, or seeking to impose conditions on the merger. Invitae and ArcherDX may not prevail and may incur significant costs in defending or settling any such action. For a more detailed description of the regulatory review process, see “The Merger—Regulatory Approvals” beginning on page 75.
The merger consideration is not adjustable based on the market price of Invitae common stock so the merger consideration at the closing may have a greater or lesser value than at the time the merger agreement was signed.
The merger agreement provides that the number of shares of Invitae common stock to be issued as merger consideration is determined as a ratio of the fully diluted shares of ArcherDX, and any changes in the market price of Invitae common stock before the completion of the merger will not affect the number of shares holders of ArcherDX capital stock will be entitled to receive pursuant to the merger agreement. Therefore, if before the completion of the merger, the market price of Invitae common stock increases from the market price on June 21, 2020, then holders of ArcherDX capital stock could receive merger consideration with substantially greater value for their shares of ArcherDX’s capital stock than the value of Invitae common stock when Invitae entered into the merger agreement.
Of particular concern to ArcherDX stockholders, the Internal Revenue Service or the courts may not agree with the summary description of the U.S. federal income tax consequences of the merger under “The Merger—U.S. Federal Income Tax Consequences” in this proxy statement/prospectus.
The merger transactions are intended to be considered together as a single integrated transaction for U.S. federal income tax purposes which single integrated transaction is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Although none of Invitae, ArcherDX, Merger Sub A, Merger Sub B, or the Invitae stockholders will recognize any income, gain or loss for U.S. federal income tax purposes as a result of the merger transactions, regardless of whether the merger transactions qualify as a “reorganization,” if the merger does not so qualify, the receipt of cash, Invitae shares and the contingent right to Milestone Shares in exchange for ArcherDX shares in the merger would constitute a taxable exchange for U.S. federal income tax purposes and the corresponding tax consequences of the merger for ArcherDX stockholders could materially differ from those described in this proxy statement/prospectus under “The Merger—U.S. Federal Income Tax Consequences—U.S. Federal Income Tax Consequences for U.S. ArcherDX Holders.” In addition, even if the merger qualifies as a “reorganization,” it is unclear how certain aspects of the general U.S. federal income tax rules governing reorganizations are to be applied in the context of the merger. Neither ArcherDX nor

Invitae has sought, nor intends to seek, any ruling from the Internal Revenue Service or opinion of counsel with respect to the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code, and no assurance can be given that the Internal Revenue Service will agree with the views expressed under “The Merger—U.S. Federal Income Tax Consequences,” or that a court will not sustain any challenge by the Internal Revenue Service in the event of litigation.
Each party is subject to business uncertainties and contractual restrictions while the merger is pending, which could adversely affect each party’s business and operations.
In connection with the pendency of the merger, it is possible that some customers, suppliers, payers, collaboration partners and other persons with whom Invitae and/or ArcherDX has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Invitae or ArcherDX, as the case may be, as a result of the merger or otherwise, which could negatively affect Invitae’s or ArcherDX’s respective revenues, earnings and/or cash flows, as well as the market price of Invitae common stock, regardless of whether the merger is completed.
The pending transaction could also divert management time and resources that could otherwise have been devoted to other opportunities that may have been beneficial to Invitae or ArcherDX.
Under the terms of the merger agreement, ArcherDX is subject to certain restrictions on the conduct of its business prior to completing the merger which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could adversely affect ArcherDX’s business and operations prior to the completion of the merger.
Under the terms of the merger agreement, Invitae is subject to a more limited set of restrictions on the conduct of its business prior to completing the merger which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to amend its organizational documents, pay dividends or distributions or repurchase shares of its common stock. Such limitations could adversely affect Invitae’s business and operations prior to the completion of the merger.
Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the merger. For further discussion, see “The Merger Agreement—Covenants and Agreements—Conduct of Business of ArcherDX” and “—Conduct of Business of Invitae” beginning on pages 87 and 90, respectively.
Completion of the merger will trigger change in control or other provisions in certain agreements to which ArcherDX is a party, which may have an adverse impact on Invitae’s business and results of operations following completion of the merger.
The completion of the merger will trigger change in control and other provisions in certain agreements to which ArcherDX is a party. If Invitae or ArcherDX is unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages or equitable remedies. Even if Invitae and ArcherDX are able to negotiate consents or waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to ArcherDX or the combined company. Any of the foregoing or similar developments may have an adverse impact on Invitae’s business and results of operations following completion of the merger.
Uncertainties associated with the merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of Invitae following completion of the merger.
Invitae and ArcherDX are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. Invitae’s success after the completion of the merger will depend in part upon the ability of Invitae to retain certain key management personnel and employees of Invitae and ArcherDX. Prior to completion of the merger, current and prospective employees of Invitae and ArcherDX may experience uncertainty about their roles within Invitae following the completion of the merger, which may have an adverse effect on the ability of each of Invitae and ArcherDX to attract or retain key management and other key personnel. In addition, no assurance can be given that Invitae, after the completion of the merger, will be able to attract or retain key management personnel and other key employees to the same extent that Invitae and ArcherDX have previously been able to attract or retain their own employees.

Prospective financial information regarding ArcherDX and Invitae may not prove accurate.
In performing its financial analysis and rendering its opinion, the financial advisor to Invitae reviewed and relied on, among other things, internal financial analyses and forecasts for ArcherDX, which were prepared by employees of ArcherDX and modified by management of Invitae, and financial forecasts for Invitae, which were generally based on consensus research analyst estimates and extrapolations therefrom. This prospective financial information includes assumptions regarding future operating cash flows, expenditures, and income of ArcherDX and Invitae. This prospective financial information was not prepared with a view to public disclosure, is subject to significant economic, competitive, industry, and other uncertainties and may not be achieved in full, at all, or within projected timeframes. The failure of ArcherDX’s or Invitae’s business to achieve projected results could have a material adverse effect on the price of Invitae’s common stock and financial condition following the merger.
The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of Invitae following completion of the merger.
The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Invitae’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information is subject to a number of assumptions, and does not take into account any synergies related to the proposed transaction. Further, Invitae’s actual results and financial condition after the merger may differ materially and adversely from the unaudited pro forma condensed combined financial data that is included in this proxy statement/prospectus. The unaudited pro forma condensed combined financial information reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual purchase price and the fair value of the assets and liabilities of ArcherDX as of the date of the completion of the merger. In addition, subsequent to the closing date, there will be further refinements of the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the unaudited pro forma condensed combined financial information reflected in this proxy statement/prospectus. For further discussion, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 110.
Invitae has not obtained, and does not expect to obtain, an updated opinion from Perella Weinberg Partners LP, or Perella Weinberg, reflecting changes in circumstances that may have occurred since the signing of the merger agreement.
The opinion rendered to the Invitae Board by Perella Weinberg was provided in connection with, and at the time of, the Invitae Board’s evaluation of the merger on June 21, 2020. The opinion was based on financial forecasts and other information made available to Perella Weinberg as of the date of its opinion, which may have changed, or may change, after the date of such opinion. Invitae has not obtained an updated opinion from Perella Weinberg as of the date of this proxy statement/prospectus. Invitae does not expect to obtain an updated opinion prior to completion of the merger. Changes in the operations and prospects of Invitae or ArcherDX, general market and economic conditions and other factors which may be beyond the control of Invitae or ArcherDX, and on which the opinion was based, may have altered the prices or values of shares of Invitae common stock or shares of ArcherDX common stock since the date of such opinion, or may alter such values and prices by the time the merger is completed. The opinion does not speak as of any date other than the date of such opinion. For a description of Perella Weinberg’s opinion, see “The Merger—Opinion of Invitae’s Financial Advisor” on page 63.
Sales of substantial amounts of Invitae common stock in the open market by former ArcherDX stockholders could depress Invitae’s share price.
Invitae common stock issued to stockholders of ArcherDX in connection with the merger will be freely tradable without restrictions or further registration under the Securities Act, other than pursuant to the lock-up provisions in the merger agreement, which prevent the sale, transfer or other disposition of any shares of Invitae common stock issued pursuant to the merger, or any interest therein, for a period of 90 days following the closing of the merger, such restriction referred to as the Lock-Up Restriction. See “The Merger

Agreement—Merger Consideration” beginning on page 82 for a description of the Lock-Up Restriction. If the merger is completed and if ArcherDX’s former stockholders sell substantial amounts of Invitae common stock in the public market following completion of the merger, the market price of Invitae common stock may decrease. These sales might also make it more difficult for Invitae to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate.
Invitae may be the target of transaction related lawsuits which could result in substantial costs and may delay or prevent the merger from being completed. If the merger is completed, Invitae will also assume ArcherDX’s risks arising from various legal proceedings.
Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Invitae’s and ArcherDX’s respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, then that injunction may delay or prevent the merger from being completed, which may adversely affect Invitae’s and ArcherDX’s respective business, financial condition and results of operation. There can be no assurance that complaints will not be filed with respect to the merger.
One of the conditions to completion of the merger is the absence of any injunction or order being in effect that prohibits completion of the merger. Accordingly, if a plaintiff is successful in obtaining any injunction or order prohibiting the completion of the merger, then such injunction or order may prevent the merger from being completed, or from being completed within the expected timeframe.
In addition, if Invitae completes the merger, it will assume ArcherDX’s risks arising from legal proceedings. See “Business of ArcherDX—Legal Proceedings” beginning on page 155. In addition, following the closing of the merger, the strategies or motivations of a party or parties with respect to actual or potential litigation against Invitae may change. Invitae cannot predict with certainty the eventual outcome of ArcherDX’s pending or future legal proceedings and the ultimate outcome of such matters could be material to the combined company’s results of operations, cash flows and financial condition.
Invitae may waive one or more of the closing conditions without re-soliciting stockholder approval.
Invitae may determine to waive, in whole or part, one or more of the conditions to closing the merger prior to Invitae being obligated to consummate the merger. Invitae currently expects to evaluate the materiality of any waiver and its effect on Invitae stockholders in light of the facts and circumstances at the time, to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination whether to waive any condition to the merger or to re-solicit stockholder approval or amending or supplementing this proxy statement/prospectus as a result of a waiver will be made by Invitae at the time of such waiver based on the facts and circumstances as they exist at that time.
Risks Related to ArcherDX’s Business
ArcherDX has incurred losses since its inception and it anticipates that it will continue to incur losses for the foreseeable future, which could harm its future business prospects.
ArcherDX has historically incurred substantial net losses, including net losses of $5.6 million and $41.0 million for the years ended December 31, 2018 and 2019, $7.5 million and $98.5 million for the three months ended June 30, 2019 and 2020 and $12.8 million and $117.8 million for the six months ended June 30, 2019 and 2020, respectively. As of December 31, 2019 and June 30, 2020, ArcherDX had an accumulated deficit of $69.2 million and $187.6 million, respectively. Additionally, while ArcherDX’s net losses increased by over $35.4 million for the year ended December 31, 2019 compared to the year ended December 31, 2018, $91.0 million for the three months ended June 30, 2020 compared to the three months ended June 30, 2019 and $105.0 million for the six months ended June 30, 2020 compared to the six months ended June 30, 2019, its total revenue increased by $22.1 million for the year ended December 31, 2019 compared to the year ended December 31, 2018, $5.5 million for the three months ended June 30, 2020 compared to the three months ended June 30, 2019 and $10.9 million for the six months ended June 30, 2020 compared to the six months ended June 30, 2019. As a result, ArcherDX’s losses grew at a faster rate than its revenues, and it cannot guarantee that this will not continue in future periods. ArcherDX expects its losses to continue as it continues to devote a substantial portion of its resources to efforts to increase the adoption of, and reimbursement for, its products and services, improve these products and services, and research, develop and commercialize new products or new services. ArcherDX has devoted a substantial portion of its resources to the development and commercialization of STRATAFIDE, a pan-solid tumor in vitro diagnostic, or IVD, and to research and development activities related to its Personalized Cancer Monitoring product, or PCM, for cancer monitoring, including clinical and regulatory initiatives to obtain diagnostic clearance and marketing approval. These losses have had, and will continue to have, an adverse effect on its working capital, total assets, and stockholders’ equity. Because of the numerous risks and uncertainties associated with its research, development and commercialization efforts, ArcherDX is unable to predict when it will become profitable, and it may never become profitable. Even if ArcherDX does achieve profitability, ArcherDX may not be able to sustain or increase profitability on a quarterly or annual basis. ArcherDX’s inability to achieve and then maintain profitability would negatively affect its business, financial condition, results of operations, and cash flows.
ArcherDX may not be able to obtain regulatory clearance or approval of its IVD products, or even if approved, such products may not be approved for guideline inclusion, which could adversely affect its business, financial condition and results of operations.
A significant portion of ArcherDX’s commercial strategy, including for STRATAFIDE and PCM, relies on receiving regulatory approvals with guideline inclusion to strengthen its position in establishing coverage and reimbursement of its IVD products with both public and private payers. If ArcherDX does not receive such regulatory approvals in a timely manner or at all, or ArcherDX is not successful in receiving such guideline inclusion, it may not be able to commercialize its IVD products. Additionally, third-party payers may be unwilling to provide sufficient coverage and reimbursement for ArcherDX’s products necessary for hospitals and other healthcare providers to adopt ArcherDX solutions as part of their oncological treatment strategy. ArcherDX has also focused its efforts on the development of PCM for U.S. Food and Drug Administration, or FDA, clearance and approval as a prognostic device for predicting recurrence of a primary cancer after initial treatment, which can include surgery alone or surgery plus adjuvant therapy.
Moreover, development of the data necessary to obtain regulatory clearance and/or approval of an IVD, such as STRATAFIDE, is time-consuming and carries with it the risk of not yielding the desired results. The performance achieved in published studies may not be repeated in later studies that may be required to obtain FDA clearance and/or approval or regulatory approvals in foreign jurisdictions. Limited results from earlier-stage verification studies may not predict results from studies in larger numbers of subjects drawn from more diverse populations over longer periods of time. Unfavorable results from ongoing preclinical and clinical studies could result in delays, modifications or abandonment of ongoing analytical or future clinical studies, or abandonment of a product development program, or may delay, limit or prevent regulatory approvals or clearances or commercialization of ArcherDX’s product candidates, any of which may materially adversely affect ArcherDX’s business, financial condition, and results of operations.
To date, ArcherDX’s revenues have been primarily generated by sales of its research use only, or RUO, products, but ArcherDX’s future business growth is partially dependent upon regulatory approval and market acceptance of its IVD products, including STRATAFIDE and PCM. ArcherDX has limited experience in developing, marketing and commercializing IVDs.
Historically, ArcherDX’s revenues and growth have been driven primarily by sales of its RUO products, but it anticipates that its future success will depend in large part on ArcherDX’s ability to effectively introduce enhanced or new offerings of oncological in IVD products, such as STRATAFIDE. The development and launch of enhanced or new products and services, whether RUO or IVD, require the completion of certain clinical development and commercialization activities that are complex, costly, time-intensive and uncertain, and require ArcherDX to accurately anticipate patients’, providers’ and, if applicable, payers’ attitudes and needs and emerging technology and industry trends. This process is conducted in various stages, and each stage presents the risk that ArcherDX will not achieve its goals on a timely basis, or at all.
ArcherDX has limited experience commercializing IVD products. As a result, ArcherDX has limited experience forecasting future financial performance for its planned IVD products, including STRATAFIDE and PCM, and its actual results may fall below ArcherDX’s financial guidance or other projections, or the expectations of analysts or investors, which could cause the value of its common stock to decline. ArcherDX may experience research and development, regulatory, marketing and other difficulties that could delay or prevent its introduction of enhanced or new products or new services and result in increased costs and the diversion of management’s attention and resources from other business matters. For example, any genomic tests that ArcherDX may enhance or develop may not prove to be clinically effective, or may not meet its desired target product profile or be offered at acceptable cost and with the sensitivity, specificity and other test performance metrics necessary to address the relevant clinical need or commercial opportunity; ArcherDX’s genomic test performance in commercial settings may be inconsistent with its validation or other clinical data; ArcherDX may not be successful in achieving market awareness and demand, whether through its own sales and marketing operations or entering into collaborative arrangements; the collaborative arrangements ArcherDX enters into may not be successful or it may not be able to maintain those that are successful; healthcare providers may not order or use, or third-party payers may not reimburse for, any genomic tests that ArcherDX may enhance or develop; ArcherDX may not be able to obtain approval of any of its existing or future devices as a companion diagnostic for existing treatments approved by the FDA; or ArcherDX may otherwise have to abandon a product or service in which it has invested substantial resources.
An important factor in ArcherDX’s ability to commercialize its products is collecting data that supports the value proposition of its products. The data collected from any studies ArcherDX completes may not be favorable or consistent with its existing data or may not be statistically significant or compelling to the medical community or to third-party payers seeking such data for purposes of determining coverage for its products. This is particularly true with respect to service defects and errors. Any of the foregoing could have a negative impact on ArcherDX’s ability to commercialize its future products, which could have a material adverse effect on its business, financial condition and results of operations.
A large portion of ArcherDX’s revenue is generated from a limited number of customers, and the loss of one or more of its customers or the failure to retain a significant amount of business from them could adversely affect its business, financial condition, and results of operations.
ArcherDX’s customer base is highly concentrated. ArcherDX’s customers are primarily (a) laboratories and hospitals with laboratories that purchase its products to perform their own next-generation sequencing, or NGS, tests and (b) biopharmaceutical companies that use its services to support clinical trials and other activities to obtain regulatory approval. For the three and six months ended June 30, 2020 and the years ended December 31, 2019 and 2018, ArcherDX’s largest customer by revenue, Merck KGaA, Darmstadt, Germany, represented approximately 38%, 35%, 44% and 20%, respectively, of its total revenue. As of June 30, 2020, December 31, 2019 and December 31, 2018, four customers accounted for 49%, 55% and 47% of ArcherDX’s total accounts receivable, respectively. ArcherDX expects that a relatively small number of customers will continue to account for a significant portion of its revenue for the foreseeable future. ArcherDX’s agreement with Merck KGaA, Darmstadt, Germany, does not have a defined term and Merck KGaA, Darmstadt, Germany, may terminate the agreement or any project agreement entered thereunder upon 30 days’ prior written notice. ArcherDX’s agreements with its other top customers provide similar termination rights.
ArcherDX’s future success is substantially dependent on its ability to maintain and grow its existing customer relationships and to establish new ones. The loss of one or more of ArcherDX’s customers, including the loss of Merck KGaA, Darmstadt, Germany, whether through expiration or termination of its customer agreements, acquisitions, consolidations, bankruptcies of its customers or otherwise, or the failure to retain a significant amount of business from its customers, could harm ArcherDX’s business, financial condition, and results of operations. For example, a customer that represented approximately 10% of ArcherDX’s total products revenue in 2018 represented less than one percent of its total products revenue in 2019. In addition, even if ArcherDX’s existing customers increase their volume of purchases, its average selling price could be reduced by volume discounts, which would lead to lower revenue per reaction sold compared to list pricing that is not discounted.
Many factors have the potential to impact ArcherDX’s customer relations, including the type of support its customers and potential customers require and its ability to deliver it, its customers’ satisfaction with its products and services, and other factors that may be beyond its control. Furthermore, ArcherDX’s customers may decide to decrease or discontinue their use of its products and services due to changes in research and product development plans, failures in their clinical trials, financial constraints, or utilization of internal testing resources or tests performed by other parties, or other circumstances outside of ArcherDX’s control. A material decrease in ArcherDX’s customer satisfaction or decrease in customer purchases could have a material adverse effect on its business, financial condition and results of operations.

ArcherDX has determined that there is substantial doubt about its ability to continue as a “going concern” for the next twelve months.
As of June 30, 2020, ArcherDX had $21.9 million in cash and cash equivalents. ArcherDX has incurred losses and negative cash flows since its inception. Management believes that ArcherDX’s existing cash and cash equivalents and available access to credit as of June 30, 2020 are not sufficient to satisfy its operating cash needs for at least one year after the date the financial statements are issued.
As revenue across ArcherDX’s products and services is expected to grow, it expects its accounts receivable and inventory balances to increase. Any increase in accounts receivable and inventory may not be completely offset by increases in accounts payable and accrued expenses, which could result in greater working capital requirements.
One of ArcherDX’s competitors has alleged that its Anchored Multiplex PCR, or AMP, chemistry and products using AMP are infringing on its intellectual property, and ArcherDX may be required to redesign its technology, obtain a license, cease using its AMP chemistry altogether and/or pay significant damages, among other consequences, any of which would have a material adverse effect on ArcherDX’s business, financial condition and results of operations.
ArcherDX’s AMP chemistry underlies all of its RUO products and is also the foundation of STRATAFIDE and PCM. As a result, ArcherDX’s commercial success depends on its ability to continue developing, manufacturing, marketing and selling products based on AMP. On January 27, 2020, one of ArcherDX’s competitors, Natera, Inc., or Natera, filed a complaint against ArcherDX in the United States District Court for the District of Delaware, alleging that ArcherDX’s products using AMP chemistry, and the manufacture, use, sale, and offer for sale of such products, infringe U.S. Patent No. 10,538,814. On April 15, 2020, Natera amended its complaint to allege that ArcherDX’s products using AMP chemistry, including STRATAFIDE, PCM, LiquidPlex, ArcherMET, FusionPlex, and VariantPlex, and the manufacture, use, sale, and offer for sale of such products, infringe U.S. Patent No. 10,538,814, U.S. Patent No. 10,557,172, U.S. Patent No. 10,590,482, and U.S. Patent No. 10,597,708, each of which are held by Natera. Natera seeks, among other things, damages and other monetary relief, costs and attorneys’ fees, and an order enjoining ArcherDX from further infringement of such patents. On June 4, 2020, ArcherDX filed a motion seeking dismissal of Natera’s infringement claims against STRATAFIDE, PCM, and ArcherMET, and for a judgment that U.S. Patent No. 10,538,814, U.S. Patent No. 10,557,172, and U.S. Patent No. 10,590,482 are invalid. Natera filed an opposition to the motion on July 9, 2020 and ArcherDX filed its reply on July 30, 2020. ArcherDX’s motion remains pending. On August 6, 2020, Natera filed another complaint against ArcherDX in the United States District Court for the District of Delaware alleging that ArcherDX’s products using AMP chemistry, including STRATAFIDE, PCM, LiquidPlex, ArcherMET, and VariantPlex, and the manufacture, use, sale, and offer for sale of such products, infringe U.S. Patent No. 10,731,220. Natera seeks, among other things, damages and other monetary relief, costs and attorneys’ fees, and an order enjoining ArcherDX from further infringement of such patent. ArcherDX’s answer to the new complaint is due on August 27, 2020. For more information regarding ArcherDX’s litigation with Natera, please see “Business of ArcherDX—Legal proceedings.”
If any of ArcherDX’s products or ArcherDX’s use of AMP is found to infringe such patents, it could be required to redesign its technology or obtain a license from Natera to continue developing, manufacturing, marketing, selling and commercializing AMP and its products. However, ArcherDX may not be successful in the redesign of its technology or able to obtain any such license on commercially reasonable terms or at all. Even if ArcherDX were able to obtain a license, it could be non-exclusive, thereby giving Natera and other third parties the right to use the same technologies licensed to ArcherDX, and it could require ArcherDX to make substantial licensing, royalty and other payments. ArcherDX also could be forced, including by court order, to permanently cease developing, manufacturing, marketing and commercializing ArcherDX’s products that are found to be infringing. In addition, ArcherDX could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if ArcherDX is found to have willfully infringed any of U.S. Patent Nos. 10,538,814, 10,557,172, 10,590,482, 10,597,708, and 10,731,220, or collectively, the “Natera Asserted Patents.” Even if ArcherDX were ultimately to prevail, litigation with Natera could require ArcherDX to divert substantial financial and management resources that ArcherDX would otherwise be able to devote to its business.

These litigations are in their early stages and ArcherDX therefore cannot reasonably estimate the final outcome, including its potential liability or any range of potential future charges associated with them. However, any finding of infringement by ArcherDX of any of the Natera Asserted Patents could have a material adverse effect on ArcherDX’s business, financial condition, results of operations, and prospects.
If ArcherDX’s products and services do not perform as expected, its operating results, reputation and business will suffer.
ArcherDX’s success depends on the market’s confidence that it can provide reliable products that enable high quality diagnostic testing with high sensitivity and specificity and short turnaround times. There is no guarantee that the accuracy and reproducibility ArcherDX has demonstrated to date will continue as its product deliveries increase and its product portfolio expands.
ArcherDX’s products and services use a number of complex and sophisticated biochemical and bioinformatics processes, many of which are highly sensitive to external factors. An operational, technological or other failure in one of these complex processes or fluctuations in external variables may result in sensitivity or specificity rates that are lower than ArcherDX anticipates or result in longer than expected turnaround times. In addition, labs are required to validate their processes before using ArcherDX products for clinical purposes. These validations are outside of ArcherDX’s control. If ArcherDX’s products do not perform, or are perceived to not have performed, as expected or favorably in comparison to competitive products, its operating results, reputation, and business will suffer, and ArcherDX may also be subject to legal claims arising from product limitations, errors, or inaccuracies. Any of the foregoing could have a material adverse effect on ArcherDX’s business, financial condition and results of operations.
In addition, ArcherDX’s test reports for STRATAFIDE are planned to match identified mutations with FDA-approved targeted therapies or relevant clinical trials of targeted therapies, and in the case of its future companion diagnostic applications, ArcherDX’s plan to include relevant companion diagnostic claims. If a patient or physician who orders a test using one of ArcherDX’s products is unable to obtain, or be reimbursed for the use of, targeted therapies because they are not indicated in the FDA-approved label for treatment, the patient is unable to enroll in an identified clinical trial due to the enrollment criteria of the trial, or some other reason, the ordering physician may conclude the test report does not contain actionable information. If physicians do not believe ArcherDX’s products consistently generate actionable information about their patients’ disease or condition, they may be less likely to use its products.
Operational, technical and other difficulties adversely affecting test performance, harm ArcherDX’s reputation, may impact the commercial attractiveness of its products, and may increase its costs or divert its resources, including ArcherDX’s management’s time and attention, from other projects and priorities. Any of the foregoing could have a material adverse effect on ArcherDX’s business, financial condition and results of operations.
Furthermore, ArcherDX cannot provide assurance that its customers will always use its products in the manner in which ArcherDX intends. Any intentional or unintentional misuse of ArcherDX’s products by its customers could lead to substantial civil and criminal monetary and non-monetary penalties, and could cause ArcherDX to incur significant legal and investigatory fees.
If ArcherDX’s current or future products or services are not competitive in their intended markets, ArcherDX may be unable to increase or sustain its revenues or achieve profitability.
ArcherDX competes primarily in the biotechnology and pharmaceutical industries, which are characterized by rapid technological changes, frequent new product introductions, reimbursement challenges, emerging competition, evolving industry standards, intellectual property disputes, price competition, aggressive marketing practices and changing customer preferences. ArcherDX faces competition in the field of comprehensive genomic profiling from other companies, many of which are larger, more established and have more experience and more resources than ArcherDX does. In particular, ArcherDX competes with numerous companies in the life sciences research, clinical diagnostics and drug development spaces. ArcherDX’s competitors include, among others, Natera, QIAGEN N.V., Guardant Health, Inc., Thermo Fisher, Inc., Foundation Medicine, Inc., which was acquired by Roche Holdings, Inc. in July 2018, Caris Life Sciences, Inc., Tempus, Laboratory Corporation of America, Quest Diagnostics, Inc., NeoGenomics, Inc., BioReference Laboratories, Inc. and Illumina, Inc., which is referred to as Illumina. ArcherDX’s competitors may have significantly greater financial resources and expertise in research and development, manufacturing, regulatory clearance approval and compliance, and sales and distribution than ArcherDX does. Mergers and acquisitions involving life sciences research, clinical diagnostics or drug discovery companies in the personalized medicine space may result in even more resources being concentrated among a smaller number of ArcherDX’s competitors. ArcherDX’s competitors also may obtain FDA or other regulatory clearance or approval for their products more rapidly than ArcherDX may obtain clearance or approval for its products. ArcherDX cannot assure you that research, discoveries or other advancements by other companies will not render ArcherDX’s existing or potential products and services uneconomical or obsolete, or result in products and services that are superior or otherwise preferable to its current or future products and services.
Some of ArcherDX’s competitors’ products and services are sold at a lower price than ArcherDX’s products, which could cause sales of its products and services to decline or force it to reduce its prices, which would harm its revenues, operating income or market share. Moreover, ArcherDX is increasingly subject to litigation from its competitors. See “Business of ArcherDX—Legal proceedings.” If ArcherDX is unable to compete successfully, it may be unable to increase or sustain its revenues or achieve profitability.
To remain competitive, ArcherDX must continually research and develop improvements to its products and services. However, ArcherDX cannot assure you that it will be able to develop and commercialize the improvements to its products and services on a timely basis. ArcherDX’s competitors may develop and commercialize competing or alternative products and services and improvements faster than ArcherDX is able to do so, which would negatively affect its ability to increase or sustain its revenue or achieve profitability.
ArcherDX may be unable to manage its future growth effectively, which could make it difficult to execute its business strategy.
ArcherDX anticipates continued growth in its business operations both inside and outside the United States. Any future growth could create strain on ArcherDX’s organizational, administrative, and operational infrastructure, including laboratory operations, quality control, customer service, and sales force management. ArcherDX’s ability to manage its growth properly will require it to continue to improve its operational, financial, and managerial controls, as well as its reporting systems and procedures.
In addition, as ArcherDX’s volume grows, it will need to continue to increase its capacity to manufacture its products; implement customer service, billing, and general process improvements and expand its internal quality assurance program to support increased demand. ArcherDX will also need additional scientific and technical personnel to process higher volumes of its products and services. Portions of ArcherDX’s process are not automated and will require additional personnel to grow. ArcherDX will also need to purchase additional equipment, some of which can take several months or more to procure, set up, and validate, as well as increase ArcherDX’s software and computing capacity to meet increased demand. There is no assurance that any of these increases in scale, expansion of personnel, equipment, software and computing capacities, or process enhancements will be successfully implemented, or that ArcherDX will have adequate space in its laboratory facilities to accommodate such required expansion.
As ArcherDX commercializes its products, particularly PCM, it will need to incorporate new equipment, implement new technology systems, automated equipment and laboratory processes, hire new personnel with different qualifications, and procure additional laboratory and manufacturing space to allow it to further develop new services and manufacture its products.
Failure to manage this growth could result in turnaround time delays, higher service costs, declining service quality, deteriorating customer service, and slower responses to competitive challenges. A failure in any one of these areas could make it difficult for ArcherDX to meet market expectations for its products and services and could damage its reputation, which in turn could have a material adverse effect on its business, financial condition and results of operations.
If ArcherDX does not have the support of key opinion leaders or clinical data using its products is not published in peer-reviewed journals, it may be difficult to drive adoption of its products and establish them as a component of the standard of care for patients with cancer.
ArcherDX has established relationships with leading oncology thought leaders at premier cancer institutions and oncology networks. If these key opinion leaders determine that ArcherDX’s genomics platform, its existing products and services or other products and services that it develops are not clinically effective, that alternative technologies are more effective, or if they elect to use internally developed products or services, ArcherDX may see lower demand for its products, and face difficulty establishing its products as an integral component of the applicable standard of care, which would limit its revenue growth and its ability to achieve profitability.
The publication of clinical data using ArcherDX’s products in peer-reviewed journals is also crucial to its success. ArcherDX is unable to control when, if ever, results are published which may delay or limit broad adoption of its products. Peer-reviewed publications that include clinical data relating to its products may be limited by many factors, including delays in the completion of, poor design of, or lack of compelling data from, clinical studies, as well as delays in the review, acceptance and publication process. If ArcherDX’s products or underlying technology do not receive sufficient favorable exposure in peer-reviewed publications, the rate of clinician adoption of its products and positive reimbursement coverage determinations for its products, even if approved with guideline inclusion, could be negatively affected.
If ArcherDX is unable to successfully expand its sales and marketing to match its growth, its business may be adversely affected.
ArcherDX’s future sales will depend in large part on its ability to develop, and substantially expand, its sales force and to increase the scope of its marketing efforts. ArcherDX’s target market of laboratories, hospitals, clinicians and biopharmaceutical companies is a large and diverse market. As a result, ArcherDX believes it is necessary to develop a sales force that includes sales representatives with specific technical backgrounds and industry expertise. Competition for such employees is intense. ArcherDX may not be able to attract and retain personnel or be able to build an efficient and effective sales and marketing force, which could negatively impact sales and market acceptance of its services and limit its revenue growth and potential profitability.
Moreover, approximately 29%, 31%, 36% and 58% of ArcherDX’s total revenues for the three and six months ended June 30, 2020, the year ended December 31, 2019 and the year ended December 31, 2018, respectively, were attributable to its U.S. direct sales. Sales and marketing activities in the healthcare space in the United States are subject to various rules and regulations. In addition, ArcherDX’s marketing messaging can be complex and nuanced, and there may be errors or misunderstandings in its employees’ communication of such messaging. As ArcherDX continues to grow its sales and marketing efforts in line with the growth in its business, ArcherDX faces an increased need to continuously monitor and improve its policies, processes and procedures to maintain compliance with a growing number and variety of laws and regulations, including with respect to consumer marketing. To the extent that there is any violation, whether actual, perceived or alleged, of its policies or applicable laws and regulations, ArcherDX may incur additional training and compliance costs, may receive inquiries from third-party payers or other third parties, or be held liable or otherwise responsible for such acts of non-compliance. Any of the foregoing could adversely affect ArcherDX’s business, financial condition and results of operations.
ArcherDX relies on a limited number of suppliers or, in many cases, single suppliers, for laboratory equipment and materials and may not be able to find replacements or immediately transition to alternative suppliers.
ArcherDX has sourced and will continue to source components of its technology, including sequencers, reagents, enzymes, tubes and other laboratory materials, from third parties. In particular, its sequencers and many of its reagents and enzymes are sole sourced.
For example, ArcherDX’s planned STRATAFIDE and PCM products are currently being developed to use only Illumina’s sequencing platform. Without access to these sequencers, ArcherDX would be unable to run its tests and commercialize its products. In addition, ArcherDX’s product customers are required to use Illumina sequencers and reagents to run the tests that they develop based on ArcherDX’s technology. ArcherDX’s failure to maintain a continued supply of the sequencers and reagents, along with the right to use certain hardware and software, would adversely impact its business, financial condition, and results of operations. In particular, while ArcherDX is seeking to validate its tests on additional sequencing platforms, it has not, to date, validated any alternative sequencing platform on which its testing could be run in a commercially viable manner. These efforts will require significant resources, expenditures and time and attention of ArcherDX’s management, and there is no guarantee that ArcherDX will be successful in implementing any such sequencing platforms in a commercially sustainable way. ArcherDX also cannot guarantee that it will appropriately prioritize or select alternative sequencing platforms on which to focus its efforts, in particular given ArcherDX’s limited product and research and development resources and various business initiatives, which could result in increased costs and delayed timelines or otherwise impact its business, financial condition, and results of operations.
Because ArcherDX relies on third-party suppliers, it does not control the manufacture of the components of its technology, including whether such components will meet ArcherDX’s quality control requirements, nor the ability of ArcherDX’s suppliers to comply with applicable legal and regulatory requirements. In many cases, ArcherDX’s suppliers are not contractually required to supply these components to the quality or performance standards that ArcherDX requires. If the supply of components ArcherDX receives does not meet its quality control or performance standards, it may not be able to use the components, or if it uses them not knowing that they are of inadequate quality, which occasionally occurs with respect to certain reagents, ArcherDX’s tests may not work properly or at all, or they may provide erroneous results, and ArcherDX may be subject to significant delays caused by interruption in production or manufacturing or to lost revenue from such interruption or from spoiled tests. In addition, any natural or other disaster, acts of war or terrorism, shipping embargoes, labor unrest or political instability or similar events at ArcherDX’s third-party manufacturers’ facilities that cause a loss of manufacturing capacity would heighten the risks that ArcherDX faces.
In the event of any adverse developments with ArcherDX’s suppliers, in particular for those products that are sole sourced, or if any of ArcherDX’s suppliers modifies any of the components they supply to it, ArcherDX’s ability to supply its products may be interrupted, and obtaining substitute components could be difficult or require ArcherDX to re-design or re-validate its products. In addition, if ArcherDX obtains FDA clearance, approval or authorization for any of its tests as an IVD, such issues with suppliers or the components that ArcherDX sources from suppliers could affect its commercialization efforts for such an IVD. ArcherDX’s failure to maintain a continued supply of components that meets its quality control requirements, or changes to or termination of its agreements or inability to renew its agreements with these parties or enter into new agreements with other suppliers, particularly in the case of sole suppliers, could result in the loss of access to important components of ArcherDX’s tests and impact ArcherDX’s test performance or affect its ability to perform its tests in a timely manner or at all, which could impair, delay or suspend its commercialization activities.
Moreover, in the event that ArcherDX transitions to a new supplier from any of its sole suppliers, doing so could be time-consuming and expensive, may result in interruptions in ArcherDX’s ability to supply its products to the market, could affect the performance of its tests or could require that ArcherDX re-validate its processes and its other tests using replacement equipment and supplies, which could hinder the adoption of ArcherDX’s products and services, resulting in increased costs. Any of these occurrences could have a material adverse effect on ArcherDX’s business, financial condition and results of operations.
ArcherDX relies on third-party laboratories to perform portions of its service offerings.
A large portion of ArcherDX’s biopharmaceutical testing services is performed by third-party laboratories while the remaining portion is performed by third-party Clinical Laboratory Improvement Amendments of 1988, or CLIA, certified laboratories or ArcherDX’s own CLIA-certified laboratory accredited by the College of American Pathologists, or CAP, in Golden, Colorado. The third-party laboratories are subject to contractual obligations to perform these services for ArcherDX, but are not otherwise under ArcherDX’s control. ArcherDX therefore does not control the capacity and quality control efforts of these third-party laboratories other than through its ability to enforce contractual obligations on volume and quality systems, and it has no control over such laboratories’ compliance with applicable legal and regulatory requirements. ArcherDX also has no control over the timeliness of such laboratories’ performance of their obligations to ArcherDX, and the third-party laboratories that ArcherDX has contracted with have in the past had, and occasionally continue to have, issues with delivering results to ArcherDX or resolving issues with ArcherDX within the time frames ArcherDX expected or established in its contracts with them, which sometimes results in longer than expected turnaround times for, or negatively impacts the performance of, these tests and services. In the event of any adverse developments with these third-party laboratories or their ability to perform their obligations to ArcherDX in a timely manner and in accordance with the standards that ArcherDX and its customers expect, ArcherDX’s ability to service its customers may be delayed, interrupted or otherwise adversely affected, which could result in a loss of customers and harm to its reputation. Furthermore, when these issues arise, ArcherDX has had to expend time, ArcherDX’s management’s attention and other resources to address and remedy such issues.
ArcherDX may not have sufficient alternative backup if one or more of the third-party laboratories that it contracts with are unable to satisfy their obligations to ArcherDX with sufficient performance, quality and timeliness. Any natural or other disaster, acts of war or terrorism, shipping embargoes, labor unrest or political instability or similar events at one or more of ArcherDX’s third-party laboratories’ facilities that causes a loss of capacity would heighten the risks that ArcherDX faces. Changes to or termination of ArcherDX’s agreements or inability to renew its agreements with these third-party laboratories or enter into new agreements with other laboratories that are able to perform such portions of ArcherDX’s service offerings could impair, delay or suspend ArcherDX’s efforts to market and sell these services. If any of these events occur, ArcherDX’s business, financial condition, and results of operations could suffer.
If ArcherDX’s laboratory facilities are insufficient, its ability to conduct its pharma development services or pursue its research and development efforts and fulfill its contractual obligations may be jeopardized.
ArcherDX’s services revenue is derived in part from testing services performed at its laboratory facility in Golden, Colorado, for which ArcherDX currently has no backup or redundant facility to perform such tests other than third-party laboratories. ArcherDX’s facilities and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, earthquake, power loss, communications or Internet failure or interruption, or terrorism, which may render it difficult or impossible for ArcherDX to provide these services for some period of time. The inability to provide these services or to reduce the backlog of analyses that could develop if one or more of ArcherDX’s laboratories become inoperable, for even a short period of time, may result in the loss of customers or harm to ArcherDX’s reputation, and ArcherDX may be unable to regain those customers or repair its reputation in the future. Furthermore, ArcherDX’s facilities and the equipment ArcherDX uses to perform its research and development work could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming, and expensive to rebuild any of ArcherDX’s facilities or license or transfer ArcherDX’s proprietary technology to a third party, particularly in light of ArcherDX’s licensure and accreditation requirements for commercial laboratories. ArcherDX may be unable to negotiate commercially reasonable terms with such third parties. Adverse consequences resulting from an interruption of ArcherDX’s overall laboratory operations could harm relationships with its customers and regulatory authorities, and its reputation, and could affect its ability to generate revenue.
ArcherDX may also construct, acquire, or enter into relationships with third parties to procure additional laboratory space inside and outside the United States to support ArcherDX’s existing and new services. If ArcherDX is unable to obtain or is delayed in obtaining or establishing new laboratory space to support these commercialization and development efforts, ArcherDX could fail to meet certain contractual obligations and agreed upon timelines with certain of its biopharmaceutical collaborators or provide existing services and develop and launch new services in certain territories, which could result in harm to its business and reputation, and adversely affect its business, financial condition, and results of operations. As ArcherDX continues to transition some of its services to new laboratories, it could experience disruptions in overall laboratory operations and could require adjustments to meet regulatory requirements, resulting in its inability to meet customer turnaround time expectations. Any delays in this transition could result in slower realization of laboratory efficiencies anticipated from operating an additional laboratory facility. Adverse consequences resulting from an interruption of ArcherDX’s overall laboratory operations could harm relationships with its customers and regulators, and its reputation, and could affect its ability to generate revenue.
ArcherDX carries insurance for damage to its property and laboratory and the disruption of its business, but this insurance may not cover all of the risks associated with damage to its property or laboratory or disruption to ArcherDX’s business, may not provide coverage in amounts sufficient to cover its potential losses, may be challenged by insurers underwriting the coverage, and may not continue to be available to ArcherDX on acceptable terms, if at all.
ArcherDX’s research and development efforts to add additional indications to its IVD products, if approved, will be hindered if ArcherDX is not able to contract with third parties for access to tissue samples.
Under standard clinical practice, tumor biopsies removed from patients are preserved and stored in formalin-fixed paraffin embedded, or FFPE, format, and liquid biopsies are taken with a blood draw and stored in blood collection tubes. In order to add additional indications to ArcherDX’s IVD products, if approved, ArcherDX will need to secure access to these FFPE tumor biopsy and liquid biopsy samples, as well as information pertaining to the clinical outcomes of the patients from which they were derived for its IVD development activities. Others compete with ArcherDX for access to these samples. Additionally, the process of negotiating access to samples is lengthy because it typically involves numerous parties and approval levels to resolve complex issues such as usage rights, institutional review board approval, privacy rights, publication rights, intellectual property ownership and research parameters. If ArcherDX is unable to negotiate access to tissue samples on a timely basis or on commercially reasonable terms, or at all, or if other laboratories or ArcherDX’s competitors secure access to these samples before ArcherDX, its ability to research, develop and commercialize future IVD products will be limited or delayed.
ArcherDX has estimated the sizes of the markets for its current and future products and services, and these markets may be smaller than it estimates.
ArcherDX’s estimates of the annual addressable markets for its current products and services and those under development are based on a number of internal and third-party estimates, including, without limitation, the number of patients who have developed one or more of a broad range of cancers, the number of potential tests utilized per treatment course per patient, the frequency with which patients will be monitored post-treatment and early detection monitoring practices as well as the assumed rates at which such products and services will be reimbursed, or the assumed prices at which ArcherDX can sell its current and future products and services for markets that have not been established. While ArcherDX believes its assumptions and the data underlying its estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting ArcherDX’s assumptions or estimates may change at any time, including as a result of factors outside its control, thereby reducing the predictive accuracy of these underlying factors. If the actual number of patients who would benefit from ArcherDX’s products or services, the price at which ArcherDX can sell future products and services or the annual addressable market for ArcherDX’s products or services is smaller than it had estimated, it may impair ArcherDX’s sales growth and have an adverse impact on its business, financial condition and results of operations.
Unfavorable global economic conditions could adversely affect ArcherDX’s business, financial condition, and results of operations.
ArcherDX generated 71.0%, 69.3%, 64.3% and 41.8% of its revenues outside the United States, primarily in the European Union, or the EU, the United Kingdom and Japan, during the three and six months ended June 30, 2020, and the years ended December 31, 2019 and 2018, respectively. ArcherDX’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For instance, legal, political and economic uncertainty surrounding the exit of the United Kingdom from the EU may be a source of instability in international markets, adversely affect ArcherDX’s operations in the EU and United Kingdom and pose additional risks to ArcherDX’s business, financial condition, and results of operations. A severe or prolonged global economic downturn could result in a variety of risks to ArcherDX’s business, including its ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain ArcherDX’s suppliers and customers, possibly resulting in supply disruption or delays in their payments to ArcherDX, respectively. Any of the foregoing could harm ArcherDX’s business and ArcherDX cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.
The loss or transition of a key member of ArcherDX’s senior management team or ArcherDX’s inability to attract and retain highly skilled scientists, clinicians, and salespeople could adversely affect its business.
ArcherDX’s success depends on the skills, experience, and performance of key members of its senior management team, in particular, Dr. Jason Myers, ArcherDX’s President and Chief Executive Officer and Director, and Josh Stahl, ArcherDX’s Chief Scientific Officer and Chief Operating Officer. The individual and collective efforts of these key members of ArcherDX’s senior management will be important as ArcherDX continues to develop its genetic analysis platform and additional products and services, and as it expands its commercial activities. The loss or incapacity of key members of ArcherDX’s senior management team could adversely affect its operations if it experiences difficulties in hiring qualified successors.
ArcherDX’s research and development programs and laboratory operations depend on its ability to attract and retain highly skilled scientists and technicians. ArcherDX may not be able to attract or retain qualified scientists and technicians in the future due to the intense competition for qualified personnel among life science businesses, particularly in Boulder, Colorado. ArcherDX also faces competition from universities and public and private research institutions in recruiting and retaining highly qualified scientific personnel. ArcherDX may have difficulties locating, recruiting, or retaining qualified sales people. Recruitment and retention difficulties can limit ArcherDX’s ability to support its research and development and sales programs, which could in turn have an adverse effect on its business, financial condition, and results of operations.
If ArcherDX were sued for product liability or professional liability, it could face substantial liabilities that exceed its resources.
The marketing, sale, and use of ArcherDX’s products and services could lead to the filing of product liability claims were someone to allege that its products and services identified inaccurate or incomplete information regarding the genomic alterations of the tumor or malignancy analyzed, reported inaccurate or incomplete information concerning the available therapies for a certain type of cancer, or otherwise failed to perform as designed. ArcherDX may also be subject to liability for errors in, a misunderstanding of, or inappropriate reliance upon the information ArcherDX provides in the ordinary course of its business activities. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for ArcherDX to defend.
ArcherDX maintains service and professional liability insurance, but this insurance may not fully protect ArcherDX from the financial impact of defending against product liability or professional liability claims. Any product liability or professional liability claim brought against ArcherDX, with or without merit, could increase its insurance rates or prevent it from securing insurance coverage in the future. Additionally, any product liability lawsuit could damage ArcherDX’s reputation or cause current clinical or biopharmaceutical collaborators to terminate existing agreements and potential clinical or biopharmaceutical collaborators to seek other collaborators, any of which could impact ArcherDX’s results of operations.
ArcherDX’s products or services may be subject to product or service recalls in the future. A recall of products or services, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with its products or services, could have a significant adverse impact on ArcherDX.
The FDA has the authority to require the recall of commercialized products or services that are subject to FDA regulation. Manufacturers may, under their own initiative, recall a product or service if any deficiency is found. For reportable corrections and removals, companies are required to make additional periodic submissions to the FDA after initiating the recall, and often engage with the FDA on their recall strategy prior to initiating the recall. A government-mandated or voluntary recall by ArcherDX or one of its distributors could occur as a result of an unacceptable health risk, component failures, failures in laboratory processes, malfunctions, manufacturing errors, design or labeling defects, or other deficiencies and issues. Recalls of any of ArcherDX’s commercialized products or services would divert managerial and financial resources and adversely affect its business, results of operations, financial condition and reputation. ArcherDX may also be subject to liability claims, be required to bear other costs or take other actions that may negatively impact its future sales and its ability to generate profits. Companies are also required to maintain certain records of corrections and removals, even if these do not require reporting to the FDA. ArcherDX may initiate voluntary recalls involving its commercialized products or services. A recall announcement by ArcherDX could harm its reputation with customers and negatively affect its business, financial condition, and results of operations. In addition, the FDA or other agency could take enforcement action for failing to report the recalls when they were conducted.
If ArcherDX initiates a recall, including a correction or removal, for one of its commercialized products or services, issues a safety alert, or undertakes a field action or recall to reduce a health risk, this could lead to increased scrutiny by the FDA, other governmental and regulatory enforcement bodies, and ArcherDX’s customers regarding the quality and safety of its products and services, and to negative publicity, including FDA alerts, press releases, or administrative or judicial actions. Furthermore, the submission of these reports could be used against ArcherDX by competitors and cause customers to delay purchase decisions or cancel orders, which would harm ArcherDX’s reputation.
International expansion of ArcherDX’s business exposes it to business, regulatory, political, operational, financial and economic risks associated with doing business outside the United States.
Because ArcherDX and its distributors currently, and in the future may continue to, market ArcherDX’s products and services outside the United States, if cleared, authorized or approved, its business is subject to risks associated with doing business outside the United States, including an increase in its expenses and diversion of

ArcherDX’s management’s attention from the development of future products and services. Accordingly, ArcherDX’s business and financial results in the future could be adversely affected due to a variety of factors, including:
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multiple, conflicting and changing laws and regulations such as privacy security and data use regulations, tax laws, export and import restrictions, economic sanctions and embargoes, employment laws, anti-corruption laws, regulatory requirements, reimbursement or payor regimes and other governmental approvals, permits and licenses;

•	failure by ArcherDX or its distributors to obtain regulatory clearance, authorization or approval for the use of ArcherDX’s products and services in various countries;
•	additional potentially relevant third-party patent rights;
•	complexities and difficulties in obtaining intellectual property protection and maintaining, defending and enforcing ArcherDX’s intellectual property;
•	difficulties in staffing and managing foreign operations;
•	employment risks related to hiring employees outside the United States;
•	complexities associated with managing multiple payor reimbursement regimes, government payers or patient self-pay systems;
•	difficulties in negotiating favorable reimbursement negotiations with governmental authorities;
•	logistics and regulations associated with shipping samples, including infrastructure conditions and transportation delays;
•	limits in ArcherDX’s ability to penetrate international markets if it is not able to sell its products or conduct its testing or clinical diagnostic services locally;
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financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for ArcherDX’s products and services and exposure to foreign currency exchange rate fluctuations;

•	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;
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regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors’ activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions, or its anti-bribery provisions, or laws similar to the FCPA in other jurisdictions in which ArcherDX may now or in the future operate, such as the United Kingdom’s Bribery Act of 2010, or the U.K. Bribery Act; and

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onerous anti-bribery requirements of several member states in the EU, the United Kingdom, Japan, and other countries that are constantly changing and require disclosure of information to which U.S. legal privilege may not extend.

Any of these factors could significantly harm ArcherDX’s future international expansion and operations and, consequently, its revenue and results of operations.
ArcherDX may never obtain approval in any other foreign country, including Japan, for any of its products or services and, even if it does, ArcherDX or its collaborators may never be able to commercialize them in any other jurisdiction, which would limit ArcherDX’s ability to realize their full market potential.
In order to eventually market any of ArcherDX’s current or future products and services in any particular foreign jurisdiction, ArcherDX must establish and comply with numerous and varying regulatory requirements on a jurisdiction-by-jurisdiction basis regarding quality, safety, performance and efficacy. In addition, clinical trials or clinical investigations conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory clearance, authorization or approval in one country does not guarantee regulatory clearance, authorization or approval in any other country. For example, the performance characteristics of ArcherDX’s products and services may need to be validated separately in specific ethnic and genetic populations. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods.
Seeking foreign regulatory clearance, authorization or approval could result in difficulties and costs for ArcherDX and its collaborators and require additional preclinical studies, clinical trials or clinical investigations which could be costly and time-consuming. Regulatory requirements and ethical approval obligations can vary widely from country to country and could delay or prevent the introduction of ArcherDX’s products and services in those countries. The foreign regulatory clearance, authorization or approval process involves all of the risks and uncertainties associated with FDA clearance, authorization or approval. ArcherDX currently sells its RUO products outside the United States but has no experience in obtaining regulatory clearance, authorization or approval in international markets other than Japan, where ArcherDX has submitted a companion diagnostic device application to the Pharmaceuticals and Medical Devices Agency, or the PDMA. If ArcherDX or its collaborators fail to comply with regulatory requirements in international markets or to obtain and maintain required regulatory clearances, authorizations or approvals in international markets, or if those approvals are delayed, ArcherDX’s target market will be reduced and its ability to realize the full market potential of its products and services will be unrealized.
ArcherDX depends on its information technology and telecommunications systems, and those of its third-party service providers, contractors and consultants, and any failure of these systems could harm its business.
ArcherDX depends on its information technology and telecommunications systems and those of its third-party service providers, contractors and consultants for significant elements of its operations, including its laboratory information management system, its computational biology system, its knowledge management system, its business intelligence system, its customer relationship management system, and its online customer-facing portals for reporting and research. ArcherDX has installed and is expanding a number of enterprise software systems that affect a broad range of business processes and functional areas, including, for example, systems handling human resources, financial controls and reporting, contract management, and other infrastructure operations. These information technology and telecommunications systems support a variety of functions, including laboratory operations, test validation, sample processing and tracking, quality control, customer service support, research and development activities, and general administrative activities. In addition, ArcherDX’s third-party service providers depend upon technology and telecommunications systems provided by outside vendors.
Despite the implementation of preventative and detective security controls, such information technology and telecommunications systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, malicious human acts, terrorism and war. Failures or significant downtime of ArcherDX’s information technology or telecommunications systems, or those used by its third-party service providers, contractors or consultants could prevent ArcherDX from conducting its comprehensive genomic analyses, preparing and providing reports and data to clinicians, handling customer inquiries, conducting research and development activities, and managing the administrative aspects of its business.
If the information technology systems of ArcherDX’s third-party service providers and other contractors and consultants become subject to disruptions, ArcherDX may have insufficient recourse against such third parties and it may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. Any disruption or loss of information technology or telecommunications systems on which critical aspects of ArcherDX’s operations depend could have an adverse effect on its business, financial condition and results of operations.
Security breaches, loss of data, and other disruptions of ArcherDX’s or its third-party service providers’ information technology or telecommunications systems could result in a material disruption of its business and expose ArcherDX to reputational damage and substantial liability.
In the ordinary course of ArcherDX’s business, ArcherDX and its third-party service providers collect, store and transmit sensitive data, including legally protected health information, personally identifiable information, intellectual property and proprietary business information owned or controlled by ArcherDX or its customers, payers, and biopharmaceutical collaborators. In addition, ArcherDX offers online customer-facing portals accessible through public web portals. It is critical that ArcherDX collects, stores and transmits sensitive data in a secure manner to maintain the confidentiality and integrity of such confidential information. ArcherDX manages and maintains its applications and data utilizing a combination of on-site systems, managed data center systems, and cloud-based data center systems. These applications and related data encompass a wide variety of business-critical information including research and development information, commercial information, and business and financial information.
Although ArcherDX takes measures to protect such information from unauthorized access or disclosure, ArcherDX’s information technology and infrastructure, and that of its third-party service providers may be vulnerable to attacks by hackers or malicious software, physical break-ins or breaches due to inadvertent or intentional actions by ArcherDX’s employees, third-party service providers, and/or other third parties, malfeasance or other disruptions. ArcherDX also faces the ongoing challenge of managing access controls to its information technology systems. If ArcherDX does not successfully manage these access controls it further exposes ArcherDX to risk of security breaches or disruptions. Any such security breaches or disruptions could compromise the security or integrity of its networks or result in the loss, misappropriation, and/or unauthorized access, use, modification or disclosure of, or the prevention of access to, sensitive data or confidential information (including trade secrets or other intellectual property, proprietary business information, and personal information). For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding ArcherDX’s customers or employees, could harm ArcherDX’s reputation directly, compel it to comply with federal and/or state breach notification laws and foreign law equivalents, subject it to mandatory corrective action, and otherwise subject it to liability under laws and regulations that protect the privacy and security of personal information. If ArcherDX’s or its vendors’ information systems are breached, sensitive data are compromised, surreptitiously modified, rendered inaccessible for any period of time or maliciously made public, or if ArcherDX fails to make adequate or timely disclosures to the public or law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols, it could result in significant fines, penalties, orders, sanctions and proceedings or actions against ArcherDX by governmental bodies or other regulatory authorities, clients or third parties. Any of the foregoing could result in significant legal and financial exposure and reputational damages that could potentially have a material adverse effect on ArcherDX’s business, financial condition, results of operations and prospects.
Cyber-attacks are increasing in frequency and evolving in nature. ArcherDX is at risk of attack by a variety of adversaries, including state-sponsored organizations, organized crime, hackers or “hactivists” (activist hackers), through the use of increasingly sophisticated methods of attack, including long-term, persistent attacks referred to as advanced persistent threats. The techniques used to obtain unauthorized access or sabotage systems include, among other things, computer viruses, malicious or destructive code, ransomware, social engineering attacks (including phishing and impersonation), hacking and denial-of-service attacks. For example, ArcherDX has been subject to phishing incidents and it may experience additional incidents in the future. ArcherDX’s systems are also subject to compromise from internal threats, such as theft, misuse, unauthorized access or other improper actions by employees, vendors and other third parties with otherwise legitimate access to ArcherDX’s systems. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that any security procedures and controls that ArcherDX or its third-party service providers have implemented will be sufficient to prevent cyber-attacks from occurring. The latency of a compromise is often measured in months, but could be years, and ArcherDX may not be able to detect a compromise in a timely manner. New techniques may not be identified until they are launched against a target, and ArcherDX may be unable to anticipate these techniques or detect an incident, assess its severity or impact, react or appropriately respond in a timely manner or implement adequate preventative measures, resulting in potential data loss or other damage to ArcherDX’s information technology systems.
As the breadth and complexity of the technologies ArcherDX uses and the software and platforms it develops continue to grow, the potential risk of security breaches and cyber-attacks also increases. ArcherDX’s policies, employee training (including phishing prevention training), procedures and technical safeguards may be insufficient to prevent or detect improper access to confidential, proprietary or sensitive data, including personal data. In addition, the competition for talent in the data privacy and cybersecurity space is intense, and ArcherDX may be unable to hire, develop or retain suitable talent capable of adequately detecting, mitigating or remediating these risks. As cybersecurity threats continue to evolve, ArcherDX may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on ArcherDX’s business.
ArcherDX has numerous vendors and other third parties who receive personal data from ArcherDX in connection with the services it offers its clients. In addition, ArcherDX has migrated certain data, and may increasingly migrate data, to a cloud hosted by third-party vendors. Some of these vendors and third parties also have direct access to ArcherDX’s systems. Due to applicable laws and regulations or contractual obligations, ArcherDX may be held responsible for any information security failure or cyber-attack attributed to ArcherDX’s vendors as they relate to the information ArcherDX shares with them. In addition, because ArcherDX does not control its vendors and its ability to monitor their data security is limited, ArcherDX cannot ensure the security measures they take will be sufficient to protect confidential, proprietary, or sensitive data, including personal data, or prevent cyber-attackers from gaining access to its infrastructure or data through ArcherDX’s vendors or other third parties.
Regardless of whether an actual or perceived cyber-attack is attributable to ArcherDX or its third-party service providers, such an incident could, among other things, result in improper disclosure of information, harm ArcherDX’s reputation and brand, reduce the demand for its products and services, lead to loss of customer confidence in the effectiveness of ArcherDX’s security measures, disrupt normal business operations or result in ArcherDX’s systems or products and services being unavailable. In addition, it may require ArcherDX to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents. The costs related to significant security breaches or disruptions could be material and exceed the limits of any cybersecurity insurance ArcherDX maintains, increase ArcherDX’s risk of regulatory scrutiny, expose ArcherDX to legal liabilities, including litigation, regulatory enforcement, indemnity obligations or damages for contract breach, divert the attention of ArcherDX’s management from the operation of ArcherDX’s business and cause ArcherDX to incur significant costs, any of which could affect its financial condition, operating results and its reputation. Moreover, there could be public announcements regarding any such incidents and any steps ArcherDX takes to respond to or remediate such incidents. In addition, ArcherDX’s remediation efforts may not be successful. Any of the foregoing events could have a material adverse effect on ArcherDX’s business, financial condition and results of operations.
ArcherDX is subject to stringent privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and changes in such laws, regulations, policies and contractual obligations could adversely affect its business.
ArcherDX is subject to numerous state, federal and foreign laws and regulations that govern the collection, transmission, storage, dissemination, use, privacy, confidentiality, security, availability, integrity, and other processing of individually identifiable information. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect ArcherDX’s business. Failure to comply with any of these laws and regulations could result in enforcement actions against ArcherDX, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to ArcherDX’s reputation and loss of goodwill, any of which could have a material adverse effect on its business.
ArcherDX and its third-party billing and collections provider collect, store, process and transmit sensitive data, including legally protected health information, personally identifiable information, intellectual property and proprietary business information. As ArcherDX seeks to expand its business, ArcherDX is, and will increasingly become, subject to various laws, regulations and standards, as well as contractual obligations, relating to the collection, use, retention, security, disclosure, transfer and other processing of sensitive and personal information in the jurisdictions in which ArcherDX operates. In many cases, these laws, regulations and standards apply not only to third-party transactions, but also to transfers of information between or among ArcherDX, its subsidiaries and other parties with which ArcherDX has commercial relationships. These laws, regulations and standards may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that will materially and adversely affect ArcherDX’s business, financial condition and results of operations. The regulatory framework for data privacy, data security and data transfers worldwide is rapidly evolving and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. These laws and regulations include HIPAA, as amended by HITECH, which establishes a set of national privacy and security standards for the protection of protected health information, or PHI, by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. HIPAA requires covered entities and business associates to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information and ensure the confidentiality, integrity and availability of electronic protected health information. For instance, ArcherDX offers private cloud-based bioinformatics software to help physicians and laboratories more efficiently use its products. The software maintains security safeguards that are designed to be consistent with HIPAA, as amended by HITECH, but ArcherDX cannot guarantee that these safeguards will not fail or that they will not be deemed inadequate in the future. In addition, ArcherDX could be subject to periodic audits for compliance with the HIPAA Privacy and Security Standards by the U.S. Department of Health and Human Services, or HHS and ArcherDX’s customers. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims. The United States Office of Civil Rights may impose penalties on a covered entity for a failure to comply with a requirement of HIPAA. Penalties will vary significantly depending on factors such as the date of the violation, whether the covered entity knew or should have known of the failure to comply, or whether the covered entity’s failure to comply was due to willful neglect. These penalties include civil monetary penalties of $100 to $50,000 per violation, up to an annual cap of $1,500,000. However, a single breach incident can result in violations of multiple standards. A person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face a criminal penalty of up to $50,000 and imprisonment up to one year. The criminal penalties increase to $100,000 and up to five years’ imprisonment if the wrongful conduct involves false pretenses, and to $250,000 and up to 10 years’ imprisonment if the wrongful conduct involves the intent to sell, transfer, or use identifiable health information for commercial advantage, personal gain, or malicious harm. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue ArcherDX in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. Furthermore, in the event of a breach as defined by HIPAA, the covered entity has specific reporting requirements under HIPAA regulations. In the event of a significant breach, the reporting requirements could include notification to the general public. Enforcement activity can result in reputational harm, and responses to such enforcement activity can consume significant internal resources. Additionally, if ArcherDX is unable to properly protect the privacy and security of protected health information, ArcherDX could be found to have breached its contracts. Determining whether protected health information has been handled in compliance with applicable privacy standards and ArcherDX’s contractual obligations can be complex and ArcherDX cannot be sure how these regulations will be interpreted, enforced or applied to its operations.
In addition, many states in which ArcherDX operates have laws that protect the privacy and security of sensitive and personal information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, the California Consumer Privacy Act of 2018, or the CCPA, which increases privacy rights for California residents and imposes stringent data privacy and security obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. The CCPA was amended in September 2018 and November 2019, and it is possible that further amendments will be enacted, but even in its current form it remains unclear how various provisions of the CCPA will be interpreted and enforced. New legislation proposed or enacted in Illinois, Massachusetts, Nevada, New Jersey, New York, Rhode Island, Washington and other states, and a proposed right to privacy amendment to the Vermont Constitution, imposes, or has the potential to impose, additional obligations on companies that collect, store, use, retain, disclose, transfer and otherwise process confidential, sensitive and personal information, and will continue to shape the data privacy environment nationally. State laws are changing rapidly and there is discussion in Congress of a new federal data protection and privacy law to which ArcherDX would become subject if it is enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require ArcherDX to modify its data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products and services involving data are offered, all of which may have a material and adverse impact on ArcherDX’s business, financial condition and results of operations.
Laws, regulations and standards in many jurisdictions apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information, which impose significant compliance obligations. For example, in the European Economic Area, or the EEA, and the United Kingdom, the collection and use of personal data, including clinical trial data, is governed by the provisions of the General Data Protection Regulation, or the GDPR. The GDPR came into effect in May 2018, superseding the European Union Data Protection Directive, and imposing more stringent data privacy and security requirements on companies in relation to the processing of personal data of EU data subjects. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data, including health data from clinical trials and adverse event reporting. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the EEA or the United Kingdom, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes data processing penalties and fines for certain violations of up to 4% of global annual revenue or €20.0 million, whichever is greater. Such fines are in addition to any civil litigation claims by data subjects. European data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which contributes to the complexity of processing personal data in or from the EEA or United Kingdom. Guidance on implementation and compliance practices is often updated or otherwise revised. Further, while the United Kingdom enacted the Data Protection Act 2018 in May 2018 that supplements the GDPR and has publicly announced that it will continue to regulate the protection of personal data in the same way post-Brexit for a period of time, Brexit has created uncertainty with regard to the future regulation of data and data protection in the United Kingdom. Other countries also are considering or have passed legislation requiring local storage, processing or security of data, or similar requirements, which could increase the cost and complexity of delivering ArcherDX’s products and services.
ArcherDX makes public statements about its use and disclosure of personal information through its privacy policy, information provided on its internet platform and press statements. Although ArcherDX endeavors to comply with its public statements and documentation, ArcherDX may at times fail to do so or be alleged to have failed to do so. The publication of ArcherDX’s privacy policy and other statements that provide promises and assurances about data privacy and security can subject ArcherDX to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of ArcherDX’s actual practices. Any failure, real or perceived, by ArcherDX to comply with its posted privacy policies or with any legal or regulatory requirements, standards, certifications or orders or other privacy or consumer protection-related laws and regulations applicable to ArcherDX could cause its customers to reduce their use of its products and services and could materially and adversely affect its business, financial condition and results of operations. In many jurisdictions, enforcement actions and consequences for non-compliance can be significant and are rising. In addition, from time to time, concerns may be expressed about whether ArcherDX’s products, services or processes compromise the privacy of customers and others. Concerns about ArcherDX’s practices with regard to the collection, use, retention, security, disclosure, transfer and other processing of personal information or other privacy-related matters, even if unfounded, could damage ArcherDX’s reputation and materially and adversely affect its business, financial condition and results of operations.
Many statutory requirements, both in the United States and abroad, include obligations for companies to notify individuals of security breaches involving certain personal information, which could result from breaches experienced by ArcherDX or its third-party service providers. For example, laws in all 50 U.S. states and the District of Columbia require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states have been frequently amending existing laws, requiring attention to changing regulatory requirements. ArcherDX also may be contractually required to notify customers or other counterparties of a security breach. Although ArcherDX may have contractual protections with its third-party service providers, contractors and consultants, any actual or perceived security breach could harm its reputation and brand, expose ArcherDX to potential liability or require it to expend significant resources on data security and in responding to any such actual or perceived breach. Any contractual protections ArcherDX may have from its third-party service providers, contractors or consultants may not be sufficient to adequately protect ArcherDX from any such liabilities and losses, and ArcherDX may be unable to enforce any such contractual protections.
ArcherDX expects that there will continue to be new proposed laws and regulations concerning data privacy and security, and ArcherDX cannot yet determine the impact such future laws, regulations and standards may have on ArcherDX’s business. New laws, amendments to or re-interpretations of existing laws, regulations, standards and other obligations may require ArcherDX to incur additional costs and restrict ArcherDX’s business operations. Because the interpretation and application of health-related and data protection laws, regulations, standards and other obligations are still uncertain, and often contradictory and in flux, it is possible that the scope and requirements of these laws may be interpreted and applied in a manner that is inconsistent with ArcherDX’s practices and its efforts to comply with the evolving data protection rules may be unsuccessful. If so, this could result in government-imposed fines or orders requiring that ArcherDX change its practices, which could adversely affect its business. In addition, these privacy regulations may differ from country to country, and may vary based on whether testing is performed in the United States or in the local country and ArcherDX’s operations or business practices may not comply with these regulations in each country.
In addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to ArcherDX’s reputation, ArcherDX could be materially and adversely affected if legislation or regulations are expanded to require changes in its data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact ArcherDX’s business. Complying with these various laws could cause ArcherDX to incur substantial costs or require ArcherDX to change its business practices and compliance procedures in a manner adverse to its business. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to ArcherDX, harm its reputation and brand, damage its relationships with customers and have a material and adverse impact on its business.
ArcherDX’s business activities are subject to the FCPA and similar anti-bribery and anti-corruption laws.
ArcherDX’s business activities are subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which ArcherDX operates, including the U.K. Bribery Act. The FCPA generally prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action, or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. ArcherDX’s business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, the healthcare providers who prescribe biopharmaceuticals are employed by their government, and the purchasers of biopharmaceuticals are government entities; therefore, ArcherDX’s dealings with these prescribers and purchasers are subject to regulation under the FCPA. Recently, the U.S. Securities and Exchange Commission, or the SEC, and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology companies. There is no certainty that all of ArcherDX’s employees, agents, contractors, or those of its affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against ArcherDX, its officers, or its employees, the closing down of its facilities, requirements to obtain export licenses, cessation of business activities in sanctioned countries, implementation of compliance programs, and prohibitions on the conduct of its business. Any such violations could include prohibitions on ArcherDX’s ability to offer its products in one or more countries and could materially damage its reputation, brand, international expansion efforts, ability to attract and retain employees, and business, prospects, operating results, and financial condition.

ArcherDX’s employees, principal investigators, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.
ArcherDX is exposed to the risk of fraud or other misconduct by its employees, principal investigators, consultants, and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of the FDA and non-United States regulatory authorities, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately, or disclose unauthorized activities to ArcherDX. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to ArcherDX’s reputation. ArcherDX currently has a code of conduct applicable to all of its employees, but it is not always possible to identify and deter employee misconduct, and ArcherDX’s code of conduct and the other precautions ArcherDX takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses, or in protecting ArcherDX from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against ArcherDX, and it is not successful in defending itself or asserting its rights, those actions could result in the imposition of significant fines or other sanctions, which could have a significant impact on its business. Whether or not ArcherDX is successful in defending against such actions or investigations, ArcherDX could incur substantial costs, including legal fees, and divert the attention of ArcherDX’s management in defending itself against any of these actions or investigations.
If ArcherDX uses hazardous materials in a manner that causes injury, ArcherDX could be liable for damages.
ArcherDX’s activities currently require the use of hazardous chemicals and biohazardous waste, including chemical, biological agents and compounds, blood and bone marrow samples, and other human tissue. ArcherDX cannot eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling, or disposal of these materials. In the event of contamination or injury, ArcherDX could be held liable for any resulting damages, and any liability could exceed ArcherDX’s resources or any applicable insurance coverage it may have. Additionally, ArcherDX is subject on an ongoing basis to federal, state, and local laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste services. The cost of compliance with these laws and regulations may become significant and could negatively affect ArcherDX’s business, financial condition and results of operations.
ArcherDX and its independent registered public accounting firm have identified material weaknesses in its internal control over financial reporting in the past. Any failure to maintain effective internal control over financial reporting could harm ArcherDX.
ArcherDX’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles, or GAAP. Under standards established by the United States Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis.
For example, in connection with the audit of the fiscal year ended December 31, 2018, ArcherDX and its independent registered public accounting firm identified a material weakness in ArcherDX’s internal controls over financial reporting related to the accuracy of valuations performed during the year. Specifically, ArcherDX’s process to select an outside valuation specialist with the requisite competency and to review the work performed by such specialist was deemed to be not operating effectively. ArcherDX has taken steps to address this weakness, including hiring a new third-party valuation firm. ArcherDX has not identified material weaknesses in internal control over financial reporting during 2019. However, neither ArcherDX nor its independent registered public accounting firm tested the effectiveness of its internal control over financial reporting. ArcherDX cannot assure you that it will not suffer from other material weaknesses in the future.

If ArcherDX were a public company and its senior management were unable to conclude that ArcherDX has effective internal control over financial reporting, or to certify the effectiveness of such controls, or if ArcherDX’s independent registered public accounting firm could not render an unqualified opinion on management’s assessment and the effectiveness of ArcherDX’s internal control over financial reporting, ArcherDX could be subject to regulatory scrutiny and a loss of public confidence, which could have a material adverse effect on its business and its stock value. In addition, if ArcherDX were not able to maintain adequate financial and management personnel, processes and controls, ArcherDX may not be able to manage its business effectively or accurately report its financial performance on a timely basis, which could adversely affect ArcherDX’s business, financial condition, and results of operations.
If a clinical trial subject’s informed consent is challenged or proven invalid, unlawful, or otherwise inadequate for ArcherDX’s purposes, ArcherDX’s product development efforts may be hindered and ArcherDX could become involved in legal challenges.
ArcherDX has implemented measures designed to ensure that all clinical data and genomic and other biological samples that it receives from its biopharmaceutical collaborators have been collected from subjects who have provided appropriate informed consent for purposes that extend to ArcherDX’s product development activities. ArcherDX seeks to ensure such data and samples are provided to ArcherDX in a subject de-identified manner. ArcherDX also implemented measures in an effort to ensure that the subjects from whom the data and samples are collected do not have any proprietary or commercial rights to the data or any discoveries derived from them. ArcherDX’s biopharmaceutical collaborators conduct clinical trials in a number of different countries. The collection of data and samples in many different countries results in complex legal questions regarding the adequacy of informed consent and the status of genomic material under a large number of different legal systems. Therefore, in addition to the measures ArcherDX has implemented, ArcherDX relies on its biopharmaceutical and contract laboratories to comply with the subject’s informed consent and with applicable local law and international regulation. The subject’s informed consent obtained in any particular country could be challenged in the future, and those informed consents could prove invalid, unlawful, or otherwise inadequate for ArcherDX’s purposes. Any findings against ArcherDX, or its biopharmaceutical collaborators, could deny ArcherDX access to or force ArcherDX to stop using some of its clinical samples, which would hinder ArcherDX’s molecular information product development efforts. ArcherDX could become involved in legal challenges, which could consume ArcherDX’s management and financial resources.
Shutdowns of the U.S. federal government could materially impair ArcherDX’s business and financial condition.
Development of ArcherDX’s planned future products and services and/or regulatory approval may be delayed for reasons beyond its control. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown or budget sequestration occurs, it could significantly impact the ability of the FDA to timely review and process ArcherDX’s regulatory submissions, which could have a material adverse effect on ArcherDX’s business. Further, in ArcherDX’s operations, future government shutdowns could impact its ability to obtain necessary capital in order to properly capitalize and continue ArcherDX’s operations.
The outbreak of COVID-19 could materially adversely affect ArcherDX’s business, financial condition and results of operations.
The recent outbreak of COVID-19 is negatively impacting worldwide economic and commercial activity and financial markets, as well as increasing demand for certain reagents that ArcherDX uses in its products and that are also used in certain COVID-19 test kits. COVID-19 has also resulted in significant business and operational disruptions, including business closures, supply chains disruptions, travel restrictions, stay-at-home orders and limitations on the availability of workforces. The full impact of COVID-19 is unknown and is rapidly evolving. Current customers, including hospitals, labs, and other medical centers, may delay or cancel product orders due to operational disruptions within their organizations, enrollment for the clinical trials ArcherDX support may decline due to the various travel restrictions, and ArcherDX’s biopharmaceutical collaborators may cancel or delay their companion diagnostic development and research programs due to decrease in enrollment, economic disruptions, current focus by the healthcare industry on combatting COVID-19, or other factors. The extent to which COVID-19 negatively impacts ArcherDX’s business and operations will depend on the severity, location and duration of the effects and spread of COVID-19, the actions undertaken by national, regional and local governments and health officials to contain the virus or treat its effects, how quickly and to what extent economic conditions improve and normal business and operating conditions resume, and whether the supply of PCR-related reagents will remain sufficient to satisfy market demand and any impact on its pricing. To the extent the COVID-19 pandemic adversely affects ArcherDX’s business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors Related to ArcherDX’s Business and Strategy” section, such as those relating to ArcherDX’s reliance on a limited number of suppliers and ArcherDX’s need to raise additional capital to fund its existing operations.
Risks Related to the Combined Company After Completion of the Merger
The anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.
The merger involves the integration of two companies that have previously operated independently. Prior to announcement, Invitae and ArcherDX did not conduct any integration planning for the two companies, and their ability to do so prior to consummation of the merger may be substantially limited by applicable law. After the merger, the two companies will devote significant management attention and resources to integrating the two companies. Delays in this process could adversely affect the combined company’s business, financial results, financial condition and stock price. Even if Invitae and ArcherDX are able to integrate their business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that they currently expect from this integration or that these benefits will be achieved within the anticipated time frame.
The results of operations of Invitae after the merger may be affected by factors different from those currently affecting its results of operations.
The businesses of Invitae and ArcherDX differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s common stock may be affected by factors different from those currently affecting the independent results of operations of Invitae. For a discussion of the business of ArcherDX and certain factors to be considered in connection with ArcherDX’s business, see “Business of ArcherDX” and “Risk Factors - Risks Related to ArcherDX’s Business.”
Invitae expects to incur substantial expenses related to the completion of the merger and the integration of ArcherDX.
Invitae will incur substantial expenses in connection with the completion of the merger and in order to integrate the procedures, operations, technologies and systems of ArcherDX in connection with the merger. Invitae may incur additional costs or suffer loss of business under third-party contracts that are terminated or that contain change in control or other provisions that may be triggered by the completion of the merger and may also incur costs to maintain employee morale and to retain certain key management personnel and employees. Invitae and ArcherDX will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs and time delays. These incremental transaction-related costs may exceed the savings Invitae expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are material unanticipated costs. Factors beyond Invitae’s control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately.
The use of cash in connection with the financing of the merger may have an adverse impact on Invitae’s liquidity, limit Invitae’s flexibility in responding to other business opportunities and increase Invitae’s vulnerability to adverse economic and industry conditions.
The $325.0 million cash component of the merger consideration will be financed in part by the use of Invitae’s cash on hand, in part by the private placement to accredited investors of up to approximately $275.0 million in shares of Invitae common stock, and in part by the net proceeds of up to $200.0 million from a new senior secured term loan facility. As of June 30, 2020, Invitae had approximately $168.2 million in cash and cash equivalents and approximately $253.9 million in marketable securities. Although Invitae is taking steps to complete the transactions described in this paragraph, obtaining financing is not a condition to consummation of the merger. If either the private placement or the loan facility is not completed, Invitae will be required to use additional cash on hand to finance the cash component of the merger consideration, which may adversely impact its business, financial condition and results of operations. If the private placement is completed, Invitae will be subject to certain covenants, including covenants requiring Invitae to register for resale the shares issued in the private placement and limiting Invitae’s ability to use its at the market offering facility. If the loan facility is completed, Invitae and certain of its subsidiaries, or the Obligors, will be subject to various covenants, including but not limited to minimum liquidity and minimum revenue covenants and covenants that limit the Obligors’ ability to dispose of assets, undergo a change of control, merge with or acquire other entities, incur debt, incur liens and make investments, subject to customary and other specified exclusions as set forth in the loan facility documentation.
Invitae may need additional capital to execute its business plan.
After giving effect to the merger, Invitae may require additional capital to fund its business plans. Invitae may raise additional capital through equity offerings, debt financings, collaborations or licensing arrangements. Additional funding may not be available to Invitae on acceptable terms, or at all. If Invitae raises funds by issuing equity securities, dilution to its stockholders would result. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of its common stock. The terms of debt securities issued or borrowings, if available, could impose significant restrictions on Invitae’s operations.
The incurrence of additional indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on Invitae’s ability to incur additional debt or issue additional equity, limitations on its ability to acquire or license intellectual property rights, and other operating restrictions that could adversely affect Invitae’s ability to conduct its business. In addition, the issuance of additional equity securities by Invitae, or the possibility of such issuance, may cause the market price of its common stock to decline. In the event that Invitae enters into collaborations or licensing arrangements to raise capital, it may be required to accept unfavorable terms. These agreements may require that Invitae relinquish or license to a third party on unfavorable terms its rights to tests Invitae otherwise would seek to develop or commercialize itself, or reserve certain opportunities for future potential arrangements when Invitae might be able to achieve more favorable terms. If Invitae is not able to secure additional funding when needed, it may have to delay, reduce the scope of or eliminate one or more research and development programs, selling and marketing initiatives, or potential acquisitions. In addition, Invitae may have to work with a partner on one or more aspects of its tests or market development programs, which could lower the economic value of those tests or programs to Invitae.
The market price of Invitae common stock may decline as a result of the merger.
The market price of Invitae common stock may decline as a result of the merger if, among other things, the estimated synergies in connection with the integration of ArcherDX’s business are not realized, or if the transaction costs related to the merger are greater than expected. The market price also may decline if Invitae does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the merger on Invitae’s financial condition, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.
In addition, sales of Invitae common stock after the completion of the merger may cause the market price of Invitae common stock to decrease. Invitae expects to issue up to 57.0 million shares of common stock in connection with the merger, assuming business milestones are achieved. Stockholders of ArcherDX may decide not to hold the shares of Invitae common stock they will receive in the merger, subject to the Lock-Up Restriction. See “The Merger Agreement—Merger Consideration” beginning on page 82 for a description of the Lock-Up Restriction. Such sales of Invitae common stock could have the effect of depressing the market price for Invitae common stock and may take place promptly following the merger.
Any of these events may make it more difficult for Invitae to sell equity or equity-related securities, dilute your ownership interest in Invitae and have an adverse impact on the price of Invitae common stock.
Current Invitae stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over the management of the combined company.
Upon completion of the merger, Invitae will issue approximately 30.0 million shares of common stock to ArcherDX stockholders in connection with the merger contemplated by the merger agreement. As a result, it is expected that, immediately after completion of the merger and the issuance of up to an aggregate of approximately 16.3 million shares of Invitae common stock in the private placement, former ArcherDX stockholders will own approximately 20% of the outstanding shares of Invitae common stock. In addition, up to 27.0 million additional shares of Invitae common stock will be issued to ArcherDX stockholders upon completion of certain milestones on the terms set forth in the merger agreement. See “The Merger Agreement—Merger Consideration” beginning on page 82 of this proxy statement/prospectus for a more detailed explanation. Consequently, current Invitae stockholders in the aggregate will have less influence over the management and policies of Invitae than they currently have over the management and policies of Invitae.
The combined company may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with the combined company, either of which could have an adverse effect on Invitae’s business and operations. Third parties may terminate or alter existing contracts or relationships with Invitae or ArcherDX.
As a result of the merger, the combined company may experience impacts on relationships with customers and suppliers that may harm the combined company’s business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the merger whether or not contractual rights are triggered as a result of the merger. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the merger. If any customers or suppliers seek to terminate or modify contractual obligations or discontinue their relationships with the combined company, then the combined company’s business and results of operations may be harmed. Furthermore, the combined company does not have long-term arrangements with many of its significant suppliers. If the combined company’s suppliers were to seek to terminate or modify an arrangement with the combined company, then the combined company may be unable to procure necessary supplies from other suppliers in a timely and efficient manner and on acceptable terms, or at all.
Other Risk Factors
Invitae’s and ArcherDX’s businesses are and will be subject to the risks described above. In addition, Invitae is, and will continue to be, subject to the risks described in, as applicable, Invitae’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as updated by subsequent quarterly reports on Form 10-Q, including its quarterly report on Form 10-Q for the quarter ended June 30, 2020, and current reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 192 for information regarding information incorporated by reference into this proxy statement/prospectus.

THE PARTIES TO THE MERGER
Invitae
Invitae offers high-quality, comprehensive, affordable genetic testing across multiple clinical areas, including hereditary cancer, reproductive health, cardiology, neurology, pediatrics, metabolic conditions and rare diseases. In addition to its own research and development expertise, Invitae has established a track record of building for the near- and long-term with its acquisition strategy. Invitae acquired multiple assets including four businesses in 2017, which expanded its suite of genome management offerings and strengthened its offering in reproductive health. In the first quarter of 2019, Invitae expanded its reproductive offering by introducing its non-invasive prenatal screen, or NIPS. In June 2019, Invitae launched a direct channel to consumers to increase accessibility to its testing platform. To improve its technology stack and reduce costs associated with variant interpretation, Invitae acquired Singular Bio, Inc. in June 2019, Jungla Inc. in July 2019, and Diploid in March 2020. To further expand its ability to scale and improve customer experience with patient support telehealth solutions and the use of intuitive chatbots, Invitae acquired Clear Genetics in November 2019. In April 2020, Invitae acquired YouScript and Genelex to expand content and improve customer experience by bringing pharmacogenetic testing and robust, integrated clinical decision support to Invitae. In order to expand content and increase access to personalized oncology, Invitae entered into the merger agreement in June 2020, with a view towards integrating Invitae's germline testing with ArcherDX's tumor profiling and liquid biopsy technology and services into a single platform to enable precision medicine approaches from diagnostic testing to therapy optimization and monitoring.
Invitae’s principal executive offices are located at 1400 16th Street, San Francisco, California 94103 and its telephone number is (415) 374-7782. Invitae’s website address is www.invitae.com. Information contained on its website does not constitute part of this proxy statement/prospectus. Invitae common stock is publicly traded on the NYSE under the ticker symbol “NVTA.” Additional information about Invitae is included in documents incorporated by reference in this proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page 192.
ArcherDX
ArcherDX is a genomics company democratizing precision oncology. ArcherDX offers a suite of products and services that are highly accurate, personal, actionable and easy to use in local settings. This empowers clinicians to control the sample, data, patient care and economics. Additionally, ArcherDX’s products and services enable biopharmaceutical companies to cost-effectively accelerate drug development. Its product development platform, with proprietary Anchored Multiplex PCR, or AMP, chemistry at the core, has enabled ArcherDX to develop industry-leading products and services that allow for therapy optimization and cancer monitoring.
ArcherDX has developed and commercialized research use only, or RUO, products, is developing in-vitro diagnostic, or IVD, products, and offers services that meet the unique needs of its customers and their clinical applications. ArcherDX’s five RUO product lines consist of DNA-based VariantPlex, RNA-based FusionPlex, ctDNA-based LiquidPlex and RNA-based Immunoverse, which are collectively referred to as ArcherPlex, and Personalized Cancer Monitoring, or PCM. ArcherDX offerings include commercial RUO products and services that laboratories use to conduct genomic analysis for therapy optimization and cancer monitoring. ArcherDX intends to submit STRATAFIDE, in 2020, and PCM, in the future, for United States Federal Drug Administration, or FDA, approval and/or clearance so they can be marketed as IVDs. STRATAFIDE and PCM have both received Breakthrough Device designation from the FDA, which offers potentially faster review through priority review for certain medical devices. Additionally, ArcherDX offers Assay Designer and Designer Pro as services to clinical and biopharmaceutical customers, which allow them to customize biomarker targets and develop new applications. ArcherDX’s analyte- and sample-agnostic products and services enable clinicians to quickly and locally generate actionable genomic information to deliver industry-leading care to patients with solid tumors, blood cancers or sarcomas.
Over the last several decades, advances in understanding cancer genetics and genomic technologies, including next generation sequencing, or NGS, have enabled genomic tumor profiling which refers to a characterization of the mutations unique to an individual’s cancer. The discipline of using genetic information from genomic tumor profiling to guide therapy optimization and cancer monitoring is referred to as precision oncology. Despite significant investment in research and the introduction of new treatments for cancer, broad adoption of precision oncology has been limited, especially in regional and community settings where approximately 85% of cancer patients receive care. Without precision oncology, late-stage cancer patients can suffer from poor prognosis and outcomes, and early-stage patients can suffer from inaccurate prognosis, resulting in unnecessary treatment with toxic therapies and delayed detection of recurrence. While precision oncology has historically been limited to late-stage patients with solid tumors, clinicians now see the opportunity to expand precision oncology into early-stage cancer. ArcherDX believes democratizing precision oncology has the potential to turn advanced cancer into a manageable disease and elicit a cure in patients diagnosed with early-stage disease.
Therapy optimization
In the community and regional settings, the lack of infrastructure and expertise to implement genomic analysis is limiting clinicians’ ability to optimize therapy for patients through diagnosis, prognosis and therapy selection. Given the limitations of current centralized testing options, ArcherDX believes empowering clinicians with ArcherDX’s turnkey solution for therapy optimization will enable local testing and be a significant breakthrough in the standard of care. ArcherDX’s solution also benefits biopharmaceutical companies across a range of applications, including patient selection in global clinical trials. Additionally, this solution could help biopharmaceutical companies to identify new genomic targets for drug development and to commercialize the new drugs, once approved. Better access to genomic information can accelerate clinical trial enrollment and increase the probability of success of drug development in a target patient population.
Cancer monitoring
Clinicians are eager to expand precision oncology into early-stage cancer, when the cancer is typically easier to cure compared to late-stage cancer. Current monitoring methods, including imaging and cancer antigen tests, lack resolution and accuracy needed to monitor early-stage disease. Accessing circulating tumor DNA, or ctDNA, from routine blood draws is an effective and non-invasive way to monitor cancer to inform the course of treatment. ArcherDX’s solution is capable of detecting disease burden, including minimal residual disease, or MRD, even when other methodologies fail because it manufactures patient-specific ctDNA panels based upon the genomic tumor profile of their individual cancer. ArcherDX believes its approach will revolutionize how cancer is managed by measuring cancer progression, measuring therapy effectiveness, determining a treatment regimen and refining therapy.
Apollo Merger Sub A Inc. and Apollo Merger Sub B LLC
Apollo Merger Sub A Inc., a wholly owned subsidiary of Invitae, is a Delaware corporation incorporated on June 18, 2020 and Apollo Merger Sub B LLC, a wholly owned subsidiary of Invitae, is a Delaware limited liability company formed on June 18, 2020, each for the purpose of effecting the merger. Apollo Merger Sub A Inc. and Apollo Merger Sub B LLC have not conducted any activities other than those incidental to their formation and the matters contemplated by the merger agreement. The principal executive offices of Apollo Merger Sub A Inc. and Apollo Merger Sub B LLC are located at 1400 16th Street, San Francisco, California 94103 and their telephone number is (415) 374-7782.

THE MERGER
Background of the Merger
Over the past several years, Invitae has completed ten acquisitions, in addition to its substantial in-house development efforts, in the pursuit of its mission to bring comprehensive genetics into mainstream medicine to improve healthcare for billions of people. Believing that the addition of holistic genomic analysis capabilities would significantly enhance Invitae’s oncology platform, Invitae analyzed the liquid biopsy market through the course of 2019 with respect to various companies and technologies as potential acquisition candidates.
As part of ongoing evaluation of ArcherDX's business, the board of directors of ArcherDX, or the ArcherDX Board, and ArcherDX’s executive management from time to time engaged in the review and assessment of ArcherDX's operations, financial performance and competitive position, industry conditions and regulatory developments that may impact ArcherDX's long-term strategic goals and plans, including the review of potential opportunities for business combinations, acquisitions and other financial and strategic alternatives as a means to enhance or improve stockholder value. During the fourth quarter of 2019, the ArcherDX Board determined that ArcherDX would pursue an initial public offering, or the IPO. Each of J.P. Morgan Securities LLC, or J.P. Morgan, BofA Securities, Inc., Stifel, Nicolas & Company, Inc. and Evercore Group LLC, or Evercore, was selected to be involved with the IPO as underwriters.
As part of Invitae’s analysis of the market through the course of 2019, Invitae engaged in initial discussions with liquid biopsy companies viewed as promising potential acquisition candidates. Such discussions included an initial meeting between Dr. Sean George, Chief Executive Officer of Invitae, and Dr. Jason Myers, Chief Executive Officer of ArcherDX, which occurred on October 3, 2019. At that meeting, both parties expressed an interest in potentially working together, including in the form of a collaboration. On November 26, 2019, Dr. George met with Dr. Myers and discussed the interest of Invitae in exploring a potential combination of the two companies.
To supplement Invitae’s internal efforts, in early November 2019, Invitae commenced a project with a consultant to evaluate companies engaged in the market as potential acquisition candidates. By early January 2020, such consultant and Invitae had completed evaluations of numerous participants in the industry, including by technical parameters (e.g., sample type, analyte source, analyte measured and analytical technology) and product or content focus (e.g., early detection, diagnostic aid or risk stratification, minimal residual disease or active surveillance, therapy guidance and therapy monitoring). Invitae also identified certain priorities and features to consider, such as scale of opportunity, timeline to market, key risks (technical, development and commercial), alignment with Invitae, availability of targets, market dynamics, key requirements and differentiation. Based upon Invitae’s evaluation of the market, including through the project with a consultant, ArcherDX emerged as a leading acquisition candidate due to its proprietary chemistry, holistic approach to genomic analysis (tissue, blood and DNA, RNA and ctDNA) and precision oncology focus.
In February 2020, Invitae commenced working with Perella Weinberg, as a financial advisor in respect of a potential combination of ArcherDX with Invitae, although Invitae did not formally retain Perella Weinberg in respect of such a combination until June 13, 2020. On February 10, 2020, Dr. George met with Dr. Myers and discussed the continuing interest of Invitae in exploring a potential combination of the two companies, including timeline considerations. Dr. Myers also described ArcherDX’s IPO plans and anticipated timeline. During the balance of February 2020, Invitae continued working with Perella Weinberg regarding, among other things, potential transaction strategies and financing options. On February 21, 2020, Dr. George and Dr. Myers engaged in further discussion regarding a potential combination of ArcherDX with Invitae and, effective March 1, 2020, ArcherDX and Invitae entered into a mutual confidentiality agreement that contained a standstill provision prohibiting Invitae from taking indirect action (e.g., other than through the ArcherDX Board) to pursue a strategic transaction for a period of three years.
On March 6, 2020, ArcherDX confidentially submitted a draft registration statement to the U.S. Securities and Exchange Commission, or the SEC, in respect of the IPO.
On March 20, 2020, Dr. Myers spoke with Dr. George regarding ArcherDX’s IPO timeline and the need to move expeditiously if a transaction with Invitae were to be possible.
On March 27, 2020, a representative of Perella Weinberg spoke with Dr. Myers and other executive officers of ArcherDX regarding a potential combination of the two companies. During this discussion, ArcherDX advised

Perella Weinberg of its confidential submission of a draft registration statement to the SEC in respect of a proposed IPO, but indicated that ArcherDX would be willing to consider interest from Invitae regarding a potential combination. A representative of Perella Weinberg informed Dr. George of this information later that day. On March 27, 2020, at a regularly scheduled meeting of the ArcherDX Board, Dr. Myers led a discussion regarding strategic options, which included an IPO and a potential strategic transaction. Representatives of ArcherDX’s counsel, Cooley LLP, or Cooley, were present for this meeting.
On March 30, 2020, Invitae requested preliminary diligence materials from ArcherDX to evaluate as part of Invitae’s consideration of a potential indication of interest. Over the next few weeks, Invitae, with assistance from Perella Weinberg, assessed various preliminary diligence materials received from ArcherDX, including financial information and a copy of ArcherDX’s confidential draft registration statement submitted to the SEC in respect of a proposed IPO. In addition, Invitae, with assistance from Perella Weinberg, worked on developing potential transaction strategies and structures for a potential combination of ArcherDX with Invitae, including based on the preliminary diligence materials received from ArcherDX.
On April 14, 2020, representatives of Perella Weinberg contacted representatives of J.P. Morgan to preview the terms of a preliminary outline developed by Invitae for structuring a potential combination of Invitae and ArcherDX, or the Preliminary Outline, which Invitae thereafter provided to ArcherDX. The Preliminary Outline included the following high-level economic terms for 100% of ArcherDX: (i) $650.0 million in upfront proceeds, in a mix of shares of Invitae common stock and cash; and (ii) up to $300.0 million payable upon achievement of certain milestones. On April 15, 2020, the ArcherDX Board met to discuss the Preliminary Outline. A representative of Cooley was present for this meeting. Following such meeting, Dr. Myers discussed the Preliminary Outline with Dr. George, noting that ArcherDX would be engaging a financial advisor to assist ArcherDX with its review of the Preliminary Outline.
Between April 20 and 22, 2020, representatives of Evercore, J.P. Morgan, Centerview Partners and BofA Securities each presented an analysis of the Preliminary Outline to the ArcherDX Board and engaged with the ArcherDX Board regarding the consideration represented by the Preliminary Outline, potential alternative transactions (including the IPO), transaction risks, negotiating strategies and related matters. The ArcherDX Board determined that it should continue conversations with Invitae with respect to a potential combination of ArcherDX with Invitae and, on April 21, 2020, Dr. George and a representative of Perella Weinberg spoke with Dr. Myers regarding the Preliminary Outline and Invitae’s request for additional diligence materials from ArcherDX for evaluation relative to the Preliminary Outline. On April 23, 2020, the ArcherDX Board met to discuss a response to the Preliminary Outline, the process undertaken to date by the ArcherDX Board to optimize value for the stockholders of ArcherDX, strategies to improve the economic terms of the Preliminary Outline and points of emphasis for further discussions. The ArcherDX Board also discussed formally engaging a financial advisor in respect of a potential acquisition transaction and selected Evercore for such role based on its experience and familiarity with ArcherDX from previous financing rounds and the IPO process as well as its reputation and experience with similar engagements.
On April 24, 2020, ArcherDX’s audit committee met to determine the likelihood of completing an IPO, as well as the likelihood that Invitae’s interest, as represented by the Preliminary Outline, would result in a completed transaction, and various matters with respect to ArcherDX’s business. On April 29, 2020, representatives from ArcherDX, Invitae and Perella Weinberg discussed various diligence matters, including details of ArcherDX’s commercial operations. On April 30, 2020, representatives from ArcherDX, Invitae and Perella Weinberg discussed ArcherDX’s licensed and owned intellectual property portfolio, as well as active litigation with a third party, Natera, Inc.
At a meeting of the Invitae Board of Directors, or the Invitae Board, on April 30, 2020, Dr. George outlined for the Invitae Board (i) various strategic objectives of Invitae, including liquid biopsy as a key capability for Invitae to develop through partnership or acquisition, (ii) how a combination with ArcherDX would extend Invitae’s oncology capabilities to precision oncology with a holistic approach to genomic analysis and enhance its existing offerings, (iii) an overview of Invitae’s discussions and diligence activities with ArcherDX regarding a potential combination of the two companies, and (iv) preliminary thoughts regarding structuring for such a potential combination. A representative of Invitae’s counsel, Pillsbury Winthrop Shaw Pittman LLP, or Pillsbury, was present for this meeting.

On May 1, 2020, Dr. George and a representative of Perella Weinberg spoke with Dr. Myers regarding the diligence activities of Invitae and ArcherDX as well as additional ArcherDX diligence materials requested by Invitae for evaluation in connection with Invitae’s consideration of a potential indication of interest in respect of a combination of ArcherDX with Invitae.
On May 4, 2020, Dr. Myers and representatives of Evercore spoke with representatives of Perella Weinberg regarding various features ArcherDX would expect to see incorporated into a potential indication of interest from Invitae, as well as Invitae’s ongoing review of preliminary ArcherDX diligence information.
On May 5, 2020, at a meeting of the Invitae Board, Dr. George provided the Invitae Board with a report on Invitae’s work with respect to the potential acquisition of a liquid biopsy company, precision oncology company or technology, including the strategic interests of Invitae that could be addressed by such an acquisition as well as Invitae’s evaluation of the market for potential acquisition candidates in general and Invitae’s evaluation of ArcherDX in particular. A representative of Pillsbury was present for this meeting. Invitae continued its diligence activities and evaluation of a potential combination with ArcherDX and, at a meeting of the Invitae Board on May 8, 2020, (i) Dr. George and Thomas Brida, Invitae’s General Counsel, provided the Invitae Board with a summary of the current status of Invitae’s diligence review of ArcherDX, (ii) a representative of Perella Weinberg reviewed certain preliminary financial information with respect to ArcherDX and a combination with Invitae and (iii) Dr. George and a representative of Perella Weinberg reviewed with the Board an overview of potential financing arrangements for the cash consideration that may be required as part of such a transaction. A representative of Pillsbury was present for this meeting.
On May 5, 2020, ArcherDX signed an engagement letter with Evercore to assist with its evaluation of acquisition opportunities.
On May 9, 2020, representatives of Perella Weinberg and Evercore spoke regarding the status of interactions between Invitae and ArcherDX with respect to a potential combination. As part of such discussions, representatives of Evercore advised representatives of Perella Weinberg that ArcherDX intended to flip its registration statement in respect of its IPO from a confidential submission with the SEC to a non-confidential filing in early June 2020. In the absence of an executed definitive agreement with Invitae, this change in filing status would result in ArcherDX commencing its IPO roadshow as early as 15 days thereafter with consummation of the IPO occurring before the end of June 2020.
On May 10, 2020, the Invitae Board met to discuss a potential combination with ArcherDX, including a range of possible terms for such combination and various strategies for implementing such transaction, including in respect of financing arrangements for the cash consideration that may be required as part of such a transaction. Representatives of Perella Weinberg and Pillsbury were present for this meeting. During the course of the meeting, the Invitae Board approved the submission to ArcherDX of a non-binding indication of interest, or the Non-Binding Indication, for a combination of ArcherDX with Invitae providing for (i) an upfront cash payment of $200.0 million, (ii) upfront stock consideration of 25.2 million shares of Invitae common stock, (iii) post-closing potential milestone-based consideration of between $300.0 million and $500.0 million to be paid in shares of Invitae common stock, cash or a combination thereof and split (A) $150.0 million for achievement of an approval-related regulatory milestone for STRATAFIDE (i.e., ArcherDX’s pan-solid tumor test) and (B) $150.0 million to $350.0 million for achievement of development, approval-related regulatory and revenue-related commercial milestones for ArcherDX’s personalized cancer monitoring (PCM) technology, and (iv) an expectation that the transaction would be treated as a tax-free reorganization under Section 368(a) of the Internal Revenue Code. On May 11, 2020, at the request of the Invitae Board, a representative of Perella Weinberg delivered the Non-Binding Indication to Evercore.
The ArcherDX Board and Evercore met on May 12, 2020 to review Evercore’s analysis of the Non-Binding Indication and to discuss areas for negotiation, analysis of relative values of the combined entity, the terms of the Non-Binding Indication and strategies for improving the terms for the ArcherDX stockholders.
On May 14, 2020, ArcherDX responded to the Non-Binding Indication with (i) proposed upfront transaction consideration of either $325.0 million in cash and 34.0 million shares of Invitae common stock, or Counter Proposal A, or $200.0 million in cash and 45.0 million shares of Invitae common stock, or Counter Proposal B, plus (ii) in the instance of each of Counter Proposal A and B, proposed post-closing potential milestone-based consideration of 5.0 million shares of Invitae common stock and $75.0 million for achievement of submission-related and approval-related regulatory milestones for STRATAFIDE and 3.0 million shares of Invitae common stock, $50.0 million in cash and $200.0 million to be split 50/50 between cash and shares of Invitae common stock for achievement of development, submission-related regulatory and revenue-related commercial milestones for PCM. Counter Proposals A and B also included a proposed right of ArcherDX to terminate the acquisition agreement in the event ArcherDX received a superior offer, a termination fee of $36.0 million in the event that Invitae’s stockholders did not approve the proposed transaction, and the addition of a member of the ArcherDX Board to the Invitae Board. On May 14, 2020, Dr. Myers discussed with Dr. George background and ArcherDX’s rationales with respect to Counter Proposals A and B.
On May 18, 2020, the Invitae Board met to discuss Counter Proposals A and B, as well as potential enhancements that Invitae might consider with respect to the Non-Binding Indication. Representatives of Perella Weinberg and Pillsbury were present for this meeting. During the course of the meeting, (i) a representative of Perella Weinberg reviewed Counter Proposals A and B and certain preliminary financial information relating to ArcherDX and a combination with Invitae, (ii) Shelly D. Guyer, Invitae’s Chief Financial Officer, provided the Invitae Board with background regarding potential financing activities that could be undertaken by Invitae in respect of any required cash portion of the acquisition consideration, and (iii) the Invitae Board approved the submission of a revised non-binding indication of interest, or the Revised Non-Binding Indication. for an acquisition of ArcherDX featuring (A) an upfront cash payment of $200.0 million, (B) upfront stock consideration of 28.0 million shares of Invitae common stock and (C) post-closing potential milestone-based consideration of 8.0 million shares of Invitae common stock and $25.0 million in cash or shares of Invitae common stock (at Invitae’s election) for achievement of submission-related and approval-related regulatory milestones for STRATAFIDE and 5.0 million shares of Invitae common stock and $300.0 million in cash or shares of Invitae common stock (at Invitae’s election) for achievement of development, approval-related regulatory and revenue-related commercial milestones for PCM. The Revised Non-Binding Indication did not include a right of ArcherDX to terminate the acquisition agreement in the event ArcherDX received a superior offer or a termination fee in the event that the Invitae stockholders did not approve the proposed transaction, but did include the addition of a member of the ArcherDX Board to the Invitae Board. On May 19, 2020, at the request of the Invitae Board, a representative of Perella Weinberg delivered the Revised Non-Binding Indication to Evercore.
On May 20, 2020, the ArcherDX Board met to review the Revised Non-Binding Indication and to confer with Evercore with respect to a response. A representative of Cooley was present for the meeting.
On May 21, 2020, Dr. Myers advised Dr. George and representatives from Perella Weinberg that (i) due to the differences between the Revised Non-Binding Indication of Interest and Counter Proposals A and B, ArcherDX was not interested in pursuing further discussion of Invitae’s potential acquisition of ArcherDX, and (ii) due to various factors, including momentum in the public stock market for biotech companies (despite the effects of COVID-19) and strong receptivity to ArcherDX in various testing-the-water meetings conducted by ArcherDX in anticipation of its IPO, ArcherDX believed that it would have a successful IPO if it pursued such a path rather than any potential combination with Invitae.
On May 23, 2020, Dr. Myers conveyed to Dr. George economic terms that would be acceptable to ArcherDX in a potential combination with Invitae, as well as certain non-economic terms. On May 25, 2020, Dr. George informed Dr. Myers that he had received positive indications from the Invitae Board with respect to the terms conveyed by Dr. Myers on May 23, 2020.
On May 26, 2020, the Invitae Board met to discuss the status of discussions with ArcherDX regarding a potential combination as well as potential enhancements that Invitae might consider with respect to the Revised Non-Binding Indication. Representatives of Perella Weinberg and Pillsbury were present for this meeting. At such meeting, (i) a representative of Perella Weinberg reviewed with the Invitae Board certain updated preliminary financial information relating to ArcherDX and a combination with Invitae, (ii) Ms. Guyer provided the Invitae Board with further background regarding potential financing activities that could be undertaken by Invitae in respect of any required cash portion of the acquisition consideration, (iii) the Invitae Board reviewed various potential strategic benefits associated with an ArcherDX combination with Invitae as well as alternative paths that Invitae could pursue in attempting to accomplish a similar result, such as an alternative transaction for a liquid biopsy company, precision oncology company or technology or attempting to build similar combined competencies in-house, (iv) the Invitae Board approved the submission of a further revised non-binding indication of interest, or the Further Revised Non-Binding Indication, for an acquisition of ArcherDX with (A) an upfront cash payment of $325.0 million, (B) upfront stock consideration of 30.0 million shares of Invitae common stock and (C) post-closing potential milestone-based consideration of 13.0 million shares of Invitae common stock for achievement of submission-related and approval-related regulatory milestones for STRATAFIDE and 14.0 million shares of Invitae common stock for achievement of PCM milestones to be negotiated, and (v) with the assumption that the Further Revised Non-Binding Indication would achieve traction with ArcherDX, the Board authorized Invitae’s management to commence discussions with a limited number of lenders regarding potential financing for the cash portion of the proposed acquisition consideration. On May 27, 2020, at the request of the Invitae Board, a representative of Perella Weinberg delivered the Further Revised Non-Binding Indication to Evercore.
On May 29, 2020, the ArcherDX Board met and reviewed the Further Revised Non-Binding Indication and determined that the Further Revised Non-Binding Indication was superior to other alternatives, including the IPO, provided that certain terms of a potential combination of ArcherDX with Invitae were agreed upon, including a termination fee, certainty of closing and limits on indemnification. ArcherDX agreed (i) to provide Invitae and its advisors with broad access for Invitae to conduct diligence with respect to ArcherDX and a potential combination of ArcherDX with Invitae, including access to a data room assembled by ArcherDX, which was provided on May 30, 2020, (ii) to provide diligence access to potential lenders and investors identified by Invitae with respect to financing activities for the cash consideration portion of the purchase price in a potential combination, and (iii) that ArcherDX’s counsel Cooley would engage with Invitae’s counsel, Pillsbury, regarding a draft definitive agreement in respect of a combination of ArcherDX with Invitae. However, ArcherDX also stated that it would be continuing to pursue the IPO despite any ongoing discussions in respect of a combination and that its intended timeline with respect to the IPO (i.e., before the end of June 2020) had not changed. A representative of Cooley was present for this meeting.
Between May 27, 2020, when the Further Revised Non-Binding Indication was delivered to Evercore, and June 21, 2020, when the definitive Agreement and Plan of Merger and Plan of Reorganization was executed by Invitae and ArcherDX, Invitae with assistance from its advisors, including Perella Weinberg, Pillsbury, KPMG LLP and Hyman, Phelps & McNamara, P.C., engaged in diligence activities with respect to ArcherDX as well as a potential combination of ArcherDX with Invitae. In addition to reviewing information in the data room assembled by ArcherDX, such diligence activities included multiple discussions and exchanges with ArcherDX and its advisors, including Cooley and Evercore, on various diligence matters and aspects of ArcherDX including commercial, scientific, operations, finance, accounting, legal, intellectual property and human resources. As part of the diligence process, Invitae worked with an insurance broker, Woodruff Sawyer, to secure insurance in respect of the representations and warranties of ArcherDX in the Agreement and Plan of Merger and Plan of Reorganization.
Following authorization by the Invitae Board on May 26, 2020, representatives of Invitae spoke with a limited number of potential lenders regarding financing for the cash portion of the acquisition consideration, and Cowen & Company, or Cowen, was retained as an advisor. These discussions included Perceptive Credit Advisors LLC, or Perceptive. Invitae was aware that affiliates of Perceptive had provided a credit facility to, and were investors in, ArcherDX, and Invitae believed that Perceptive would thus be familiar with the context of the proposed lending arrangements. ArcherDX was also aware of Invitae’s discussions with Perceptive and provided its advance consent with respect to such discussions.
On June 2, 2020, Dr. Myers and Dr. George discussed non-economic terms of a potential combination of ArcherDX with Invitae, including the timing required by ArcherDX with respect to executing a definitive acquisition agreement. On June 3, 2020, Mr. Benjamin Carver, ArcherDX’s General Counsel, and Dr. Myers spoke with members of Invitae’s executive management regarding potential deal mechanics as well as timing and process. On June 4, 2020, Dr. Myers spoke with members of Invitae’s executive management regarding various transaction issues as well as timing and diligence matters. Also on June 4, 2020, the ArcherDX Board reviewed the status of discussions between ArcherDX and Invitae, including various transaction issues as well as timing. A representative of Cooley was present for this meeting.
On June 5, 2020, ArcherDX filed its non-confidential registration statement with the SEC in respect of the IPO and thereby initiated a 15-day waiting period until ArcherDX could start a roadshow in respect of the IPO. ArcherDX advised Invitae that it expected to conduct a relatively short roadshow commencing on June 22, 2020, with an intended consummation of the IPO to occur several days thereafter.

At a meeting of the Invitae Board on June 8, 2020, the Invitae Board reviewed and discussed (i) a report on various diligence matters with respect to ArcherDX and a potential combination of ArcherDX with Invitae, (ii) the status of Invitae engagement with potential lenders for a portion of the cash consideration in the potential combination, and (iii) various financing alternatives for the balance of the cash consideration in the potential combination, including a private placement of Invitae common stock that would include an obligation for Invitae to register the resale of such shares following issuance (i.e., a so-called PIPE financing). Representatives of Perella Weinberg and Pillsbury were present for this meeting. In order to accomplish the various arrangements within the timeline required by ArcherDX’s IPO plans, the Invitae Board approved negotiating exclusively with Perceptive regarding a credit agreement to finance a portion of the cash consideration in the proposed combination as well as the retention of Cowen to act as a placement agent with respect to a potential PIPE financing for the balance of such cash consideration and additional operating capital for the combined company (including in respect of transaction-related fees), with Perella Weinberg to receive a portion of the placement agent fees in the event of a consummated PIPE financing.
On June 9, 2020, representatives from Pillsbury sent a draft Agreement and Plan of Merger and Plan of Reorganization, or the Merger Agreement, to representatives from Cooley, which included among other items that certain unspecified stockholders, directors and officers of ArcherDX would enter into support agreements at the signing of the Merger Agreement, that a representation and warranty insurance policy would be used but only as a partial source of recovery with respect to any breaches of certain representations and warranties of ArcherDX, and that an offset right would apply against shares of Invitae common stock otherwise issuable upon the achievement of milestones for certain specific matters including breaches of certain representations and warranties of ArcherDX. Such draft Merger Agreement did not include a termination fee or details with respect to the proposed milestones.
On June 11, 2020, representatives from ArcherDX, Cooley, Evercore, Invitae, Pillsbury and Perella Weinberg met by telephone conference to review various issues raised by the initial draft Merger Agreement, including difficulties presented by any attempt to obtain support agreements from a meaningful group of Invitae stockholders, the lack of a termination fee if the required vote of the Invitae stockholders was not obtained, post-signing/pre-closing operating covenants requested of ArcherDX, whether or not a representation and warranty insurance policy would be the sole source of recovery for any breaches of representations and warranties of ArcherDX, the request that certain unspecified stockholders of ArcherDX enter into support agreements, the scope of indemnifiable damages subject to the proposed offset right, the efforts Invitae would use to achieve the proposed milestones, and specifics of the proposed milestones that would trigger the post-closing issuance of up to 27.0 million shares of Invitae common stock (i.e., 13.0 million shares of Invitae common stock in respect of STRATAFIDE-related milestones and 14.0 million shares of Invitae common stock in respect of PCM-related milestones). On June 12, 2020, Dr. Myers and Dr. George had a follow-up conversation to review the discussions and issues raised during the June 11, 2020 telephone conference.
On June 14, 2020, representatives from Cooley sent a revised draft Merger Agreement to representatives from Pillsbury that reflected a number of revisions, including among other items that the representation and warranty insurance policy would be the sole source of recovery for any breaches of representations and warranties of ArcherDX, a narrowed scope of indemnifiable damages subject to the offset right, that only entities affiliated with directors and officers of ArcherDX would sign support agreements, the addition of more fulsome representations and warranties of Invitae, the addition of interim operating covenants of Invitae to mirror ArcherDX’s interim operating covenants, the inclusion of support agreements to be executed by certain unspecified Invitae stockholders, the efforts Invitae would use to achieve the milestones, the conditions for acceleration and deemed achievement of outstanding milestones if certain events occurred, and a proposed $30.0 million termination fee payable to ArcherDX if, among other circumstances, the required vote of the Invitae stockholders was not obtained.
During the week of June 15, 2020, Invitae and Pillsbury negotiated a form of commitment letter with Perceptive and its counsel, Morrison & Foerster LLP, in respect of a proposed credit agreement to finance a portion of the cash consideration for a potential combination with ArcherDX. In addition, Invitae and Pillsbury, together with Cowen and its counsel, Goodwin Proctor LLP, negotiated a form of securities purchase agreement in respect of a proposed PIPE financing for the balance of such cash consideration and additional operating capital for the combined company.

On June 16, 2020, representatives from ArcherDX, Cooley, Invitae and Pillsbury discussed the revised draft Merger Agreement, including the efforts Invitae would use to achieve the milestones, the conditions for acceleration and deemed achievement of the post-closing issuance of up to 27.0 million milestone-based shares of Invitae common stock if certain events occurred, the amount and terms of the proposed termination fee, the additional representations, warranties and interim operating covenants requested of Invitae, and whether or not support agreements would be entered into by ArcherDX stockholders or, if instead, a written consent would be obtained by ArcherDX’s directors, officers, their respective affiliated entities and a number of unspecified stockholders to obtain approval of the Merger Agreement shortly following execution. Also on June 16, 2020, Pillsbury sent to Cooley a draft of the proposed milestones and Cooley responded with comments, including as to how revenue for the proposed revenue-based milestone would be determined as well as various considerations with respect to the submission-based and approval-based regulatory milestones.
On June 17, 2020, representatives from Pillsbury sent a revised draft of the Merger Agreement to representatives from Cooley, proposing that certain specified stockholders execute support agreement in favor of ArcherDX, that ArcherDX deliver the written stockholder consent of certain ArcherDX stockholders approving the transactions contemplated by the Merger Agreement shortly following execution of the Merger Agreement, deleting the additional representations and warranties requested of Invitae, narrowing the scope of the interim operating covenants requested of Invitae, modifying the scope of Invitae’s required efforts toward the achievement of the milestones as well as the circumstances for acceleration and deemed achievement of outstanding milestones if certain events occurred, modifying the proposed termination fee such that, if Invitae requested that Archer negotiate in good faith toward a collaboration or partnership agreement, such fee would be applied toward payments under such agreement, deleting the concept of a support agreement to be signed by certain Invitae stockholders and providing a modified proposal for the milestones.
On June 18, 2020, representatives from Pillsbury provided a draft of a support agreement to representatives from Cooley. Such draft support agreement required the applicable ArcherDX stockholders to vote their shares of ArcherDX capital stock in favor of the proposed combination of ArcherDX with Invitae, included representations and warranties regarding ownership of stock, and included a post-closing lock-up and certain resale restrictions on shares of Invitae common stock issued in connection with the proposed transaction.
On June 18, 2020, the ArcherDX Board met and Mr. Carver provided the ArcherDX Board with a comprehensive update regarding the discussion between Invitae and ArcherDX, including terms under discussion, open issues and the anticipated timeline to an executed definitive Merger Agreement. A representative of Cooley was present for this meeting. On June 18, 2020, representatives from ArcherDX, Cooley, Invitae and Pillsbury discussed the outstanding issues in the draft Merger Agreement, including the milestones and associated terms, the requirement for support agreements or written consent from certain ArcherDX stockholders as may be required to obtain the requisite stockholder approval, the scope of certain aspects of the proposed offset right, and the nature of the proposed termination fee. Also on June 18, 2020, representatives from Cooley provided representatives from Pillsbury with revisions to the proposed milestones, including as to how revenue for the proposed revenue-based milestone would be determined as well as various considerations with respect to the submission-based and approval-based regulatory milestones.
On June 19, 2020, representatives from Cooley sent a revised draft of the Merger Agreement to representatives from Pillsbury, with such revised draft including the expectation for a written consent from certain ArcherDX stockholders shortly after the execution of the definitive Merger Agreement as may be required to obtain the requisite stockholder approval (but without any expectation for a separate stockholder agreement from the ArcherDX stockholders), revisions to and limitations on certain aspects of the proposed offset right, removal of conditions to the circumstances for acceleration and deemed achievement of outstanding milestones if certain events occurred, and clarifications to the proposed termination fee.
At a meeting of the Invitae Board on June 19, 2020, the Invitae Board reviewed matters relating to the proposed combination of ArcherDX with Invitae, including (i) the results of diligence conducted by Invitae with assistance from its advisors with respect to ArcherDX and the proposed combination of ArcherDX with Invitae, (ii) the terms of a near-final draft Merger Agreement, (iii) the status of Invitae’s discussions with Perceptive regarding a credit facility to finance a portion of the cash consideration, and (iv) the status of a potential syndicate including key existing investors in Invitae and ArcherDX with respect to a PIPE financing for the balance of such cash consideration as well as additional operating capital for the combined company. Representatives of Perella Weinberg and Pillsbury were present for this meeting, and a representative of Perella

Weinberg reviewed with the Invitae Board certain preliminary financial information relating to ArcherDX and the proposed combination with Invitae and a summary of the valuation methods Perella Weinberg expected to utilize in preparing an opinion with respect to the fairness to Invitae of the consideration to be paid in connection with the proposed combination.
On June 20, 2020, the ArcherDX Board met and Mr. Carver reviewed with the ArcherDX Board the status of the draft Merger Agreement, including issues under continued discussion, and the proposed timeline for execution of a definitive Merger Agreement. The ArcherDX Board provided Mr. Carver and Dr. Myers with feedback, including as to the scope of certain aspects of the proposed offset right. Representatives of Cooley were present for this meeting. Following the ArcherDX Board meeting, Dr. Myers conveyed the feedback of the ArcherDX Board to Dr. George.
On June 20, 2020 and into June 21, 2020, representatives of Pillsbury and representatives of Cooley exchanged successive drafts of the Merger Agreement as well as drafts of various ancillary documents contemplated by the Merger Agreement.
At a meeting of the Invitae Board on June 21, 2020, with representatives of Perella Weinberg and Pillsbury present, the Invitae Board again reviewed matters relating to the combination of ArcherDX with Invitae, including the results of diligence conducted by Invitae with assistance from its advisors with respect to ArcherDX and the proposed combination of ArcherDX with Invitae. Mr. Brida and a representative of Pillsbury reviewed with the Invitae Board the terms of a proposed final draft Merger Agreement, including modifications to such draft as compared with prior versions reviewed with the Invitae Board. Dr. George and Ms. Guyer reviewed with the Invitae Board the terms of a proposed credit facility with Perceptive to finance a portion of the cash consideration for the proposed combination as well as the terms of a proposed PIPE financing for the balance of such cash consideration and additional operating capital for the combined company. Representatives of Perella Weinberg then reviewed and discussed with the Invitae Board certain financial analysis with respect to the Aggregate Consideration, and following such discussion Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the Invitae Board that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Aggregate Consideration was, as of the date of the opinion, fair, from a financial point of view, to Invitae. The Invitae Board approved the proposed Merger Agreement and the transactions contemplated thereby, including the merger of ArcherDX with a subsidiary of Invitae to result in ArcherDX becoming a wholly owned subsidiary of Invitae, as well as the proposed credit facility with Perceptive and the proposed PIPE financing.
On June 21, 2020, the ArcherDX Board met and Dr. Myers reviewed the status of the proposed acquisition by Invitae and discussed the resolution of outstanding issues, noting that the Board’s feedback provided during its meeting on June 20, 2020 regarding the scope of certain aspects of the proposed offset right had been accepted. Mr. Carver then reviewed the terms of the proposed Merger Agreement and additional items related to the proposed transaction, including timing, communication plans and the status of Invitae’s related financing activities. Representatives of Cooley were present for this meeting. Representatives of Cooley and Evercore also answered questions from the ArcherDX Board. After discussion, the ArcherDX Board unanimously approved the Merger Agreement, determined that the Merger Agreement and the transactions contemplated by the Merger Agreement were advisable to and in the best interests of ArcherDX and its stockholders and resolved, subject to the terms of the Merger Agreement, to recommend that ArcherDX stockholders adopt the Merger Agreement and approve the merger of ArcherDX contemplated thereby.
Shortly following the meeting of the ArcherDX Board, ArcherDX and Invitae executed the Merger Agreement and, immediately following such execution, certain stockholders who constituted a sufficient number of stockholders of ArcherDX to approve the merger of ArcherDX contemplated by the Merger Agreement, executed a written consent approving such merger, the Merger Agreement and transactions contemplated thereby.
On June 22, 2020, each of ArcherDX and Invitae issued a press release regarding the execution of the Merger Agreement.

Invitae Board of Directors’ Recommendation and Reasons for the Merger
On June 21, 2020, the Invitae Board unanimously approved the proposed merger agreement and the transactions contemplated thereby, including the merger of ArcherDX with a subsidiary of Invitae to result in ArcherDX becoming a wholly owned subsidiary of Invitae, as well as the proposed credit facility with Perceptive and the proposed PIPE financing, and recommended that the Invitae stockholders vote “FOR” the merger proposal, the securities issuance proposal and the adjournment proposal.
As part of its evaluation of the proposed combination of ArcherDX with Invitae and recommending that Invitae stockholders vote their shares of common stock in favor of the merger proposal, various reasons led to the approval by the Invitae Board of such combination, including the following:
•
A belief that uniting Invitae and ArcherDX would accelerate the ability of the combined company to offer comprehensive support for precision oncology, including due to the potential represented by the combination of (i) Invitae’s platform, including leadership in diagnostic and hereditary risk testing and strong relationships with clinicians caring for cancer patients, including cancer genetic counselors, oncologists and imaging centers, and (ii) ArcherDX’s platform, with its proprietary Anchored Multiplex PCR (AMPTM) chemistry at the core, which has enabled ArcherDX to develop products and services under investigation to optimize therapy and enable cancer monitoring across liquid and tissue samples;

•
The expertise and market position of ArcherDX which has (i) developed and commercialized over 325 unique products, including research products and services in use by more than 300 laboratories worldwide, and (ii) collaborated with more than 50 biopharmaceutical companies and contract research organizations, providing services that enable biopharmaceutical companies, including partners such as Merck KGaA, Darmstadt, Germany, AstraZeneca PLC, Bristol Myers Squibb Company and Bayer AG, to cost-effectively accelerate drug development;

•
The ongoing development efforts of ArcherDX, which is currently developing in-vitro diagnostic, or IVD, products for U.S. Food and Drug Administration, or FDA, submissions, including STRATAFIDE DX for therapy optimization and the broadly applicable PCM in development for disease recurrence monitoring and therapy optimization including selection, response and modulation, with both STRATAFIDE DX and PCM having received Breakthrough Device designation from the FDA; and

•
A view that the combination of Invitae and ArcherDX will: (i) be ideally positioned to serve customers across the continuum, from individuals and community clinicians to biopharmaceutical partners, distribution partners, reference laboratories and academic centers, with Invitae’s central laboratory providing support for customers who prefer to send out and can benefit from a full suite of services including reporting, clinician consultation and genetic counseling for patients, while ArcherDX’s decentralized model supports geographies and customers where local control of patient reporting is either desired or required; (ii) with both centralized and local testing capabilities, offer breadth and flexibility in serving customers in more than 95 markets; and (iii) offer robust support for biopharmaceutical companies, from patient identification and screening, to biomarker identification and companion diagnostic development.

Opinion of Invitae’s Financial Advisor
Opinion of Perella Weinberg Partners LP
Invitae retained Perella Weinberg to act as its financial advisor in connection with the merger. Invitae selected Perella Weinberg based on its qualifications, expertise and reputation and its knowledge of the business and affairs of Invitae, ArcherDX and the industries in which Invitae and ArcherDX conduct their respective businesses. Perella Weinberg and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.
On June 21, 2020, Perella Weinberg rendered its oral opinion, subsequently confirmed in writing, to the Invitae Board that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Aggregate Consideration to be paid by Invitae for all of the issued and outstanding capital stock, options and warrants of ArcherDX pursuant to the merger agreement was, as of the date of the opinion, fair, from a financial point of view, to Invitae.

The full text of Perella Weinberg’s written opinion, dated June 21, 2020 which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached hereto as Annex B and is incorporated by reference herein. Perella Weinberg’s opinion was not intended to be and does not constitute a recommendation to any holder of Invitae common stock or any other person as to how such person should vote or otherwise act with respect to the merger or any other matter. Perella Weinberg’s opinion does not in any manner address the prices at which Invitae common stock will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the merger to the holders of any class of securities, creditors or other constituents of Invitae or ArcherDX or as to the underlying decision by any person to engage in the merger or as to the relative merits of the merger compared to alternative transactions or business strategies. Perella Weinberg provided its opinion for the information and assistance of the Invitae Board in connection with, and for the purposes of its evaluation of, the merger. This summary is qualified in its entirety by reference to the full text of the opinion.
In arriving at its opinion, Perella Weinberg, among other things:
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reviewed certain internal financial statements, analyses and forecasts, and other financial and operating data relating to the business of ArcherDX, in each case, prepared by management of ArcherDX, and approved for Perella Weinberg’s use by Invitae, or the ArcherDX Forecasts;

•	reviewed certain adjustments to the ArcherDX Forecasts prepared by management of Invitae, or the Adjusted ArcherDX Forecasts;
•	reviewed certain publicly-available Wall Street research analyst estimates relating to Invitae approved for Perella Weinberg’s use by Invitae, or the Invitae Research Estimates;
•	discussed the past and current business, operations, financial condition and prospects of ArcherDX with representatives of ArcherDX and Invitae;
•	discussed the past and current business, operations, financial condition and prospects of Invitae with representatives of Invitae;
•	compared the financial performance of ArcherDX and Invitae with that of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;
•	compared the financial terms of the merger with the publicly available financial terms of certain transactions which Perella Weinberg believed to be generally relevant;
•
reviewed analyses and forecasts of the amount and timing of certain cost savings, operating efficiencies, financial synergies and other strategic benefits projected by Invitae to be achieved as a result of the merger, collectively referred to as the Synergies;

•	participated in discussions among representatives of ArcherDX and Invitae and their respective advisors;
•	reviewed a draft, dated June 20, 2020, of the merger agreement; and
•	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.
In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to it (including information that was available from generally recognized public sources) for purposes of its opinion and further relied upon the assurances of the management of Invitae that such information did not contain any material omissions or misstatements of material fact. At Invitae’s direction, Perella Weinberg relied on the Adjusted ArcherDX Forecasts, the Synergies and the Invitae Research Estimates. With respect to the Adjusted ArcherDX Forecasts and the Synergies, Perella Weinberg assumed, with Invitae’s consent, that they had been reasonably prepared on bases reflecting the best then available estimates and good faith judgments of the management of Invitae as to the matters covered thereby and Perella Weinberg expressed no view as to the assumptions on which they were based. In particular, given the materiality of the Synergies to Perella Weinberg’s analysis and its reliance thereon in reaching its determination, Perella Weinberg also assumed with Invitae’s knowledge and consent that the financial results reflected in the Adjusted ArcherDX Forecasts and the Synergies would be realized in the amounts and at the times projected. Perella Weinberg further assumed, with Invitae’s consent, that the Invitae Research Estimates represented the best then available estimates as to the matters covered thereby. Perella Weinberg also assumed, at Invitae’s direction, that the milestones would all be achieved and, accordingly, that Invitae would issue the Milestone Consideration upon the achievement of such milestones in accordance with the terms of the merger agreement.
In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of ArcherDX or Invitae, nor was it furnished with any such valuations or appraisals. Perella Weinberg did not assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of ArcherDX or Invitae. In addition, Perella Weinberg did not evaluate the solvency of any party to the merger agreement (or the impact of the merger thereon) under any applicable laws relating to bankruptcy, insolvency or similar matters. Perella Weinberg also assumed that the final executed merger agreement would not differ from the draft merger agreement that it reviewed in any respect material to its analysis, and that the merger would be consummated in accordance with the terms set forth in the merger agreement, without modification, waiver or delay in any respect material to its analysis. Perella Weinberg further assumed that the merger would, taken as a whole, constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals for the merger, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on ArcherDX, Invitae or the contemplated benefits of the merger, in each case, in any way material to its analysis. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.
Perella Weinberg’s opinion addressed only the fairness from a financial point of view, as of the date thereof, of the Aggregate Consideration to be paid by Invitae pursuant to the merger agreement. Perella Weinberg was not asked to, and it did not, offer any opinion as to any other term of the merger agreement or any other related document, the form, structure or financing of the merger or the likely timeframe in which the merger would be consummated. Perella Weinberg expressed no view or opinion as to any such matters. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger, or any class of such persons, whether relative to the Aggregate Consideration or otherwise. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the merger agreement or any related document, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood Invitae had received such advice as it deemed necessary from qualified professionals. In addition, Perella Weinberg expressed no opinion as to the fairness of the merger to the holders of any class of securities, creditors or other constituents of Invitae or ArcherDX or as to the underlying decision by any person to engage in the merger or as to the relative merits of the merger compared to alternative transactions or business strategies.
Perella Weinberg’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing such opinion, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg’s opinion was approved by a fairness opinion committee of Perella Weinberg.
Summary of Material Financial Analyses
The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed with the Invitae Board in connection with Perella Weinberg’s opinion and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Perella Weinberg’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses.

ArcherDX – Selected Publicly Traded Companies Analysis
Perella Weinberg reviewed and compared certain financial information for ArcherDX with corresponding financial information, ratios and public market multiples for the following publicly traded companies in the genomic testing and analysis industry, or the Selected ArcherDX Publicly Traded Companies, and Invitae. Although none of the Selected ArcherDX Publicly Traded Companies is identical to ArcherDX, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed to be similar to ArcherDX in one or more respects, including operating in the genomic testing and analysis industry.
Selected ArcherDX Publicly Traded Companies
10x Genomics, Inc.
Adaptive Biotechnologies Corporation
CareDx, Inc.
Guardant Health, Inc.
NanoString Technologies, Inc.
Natera, Inc.
Veracyte, Inc.
For each of the Selected ArcherDX Publicly Traded Companies and Invitae, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on company filings for historical information and median consensus third-party research estimates from FactSet for forecasted information. For ArcherDX, Perella Weinberg based its calculations on historical information and the Adjusted ArcherDX Forecast. Perella Weinberg calculated the implied value of the Upfront Consideration and the Aggregate Consideration (including the maximum Milestone Consideration) as $886 million and $1,391 million, respectively, based on the closing per share price of the Invitae common stock of $18.71 on June 19, 2020. Information for (i) CareDx, Inc. was calculated on a pro forma basis for a common stock offering on June 11, 2020, (ii) Guardant Health, Inc. was calculated on a pro forma basis for a common stock offering on June 1, 2020, and (iii) Natera, Inc. was calculated on a pro forma basis for a convertible senior note offering on April 13, 2020. Perella Weinberg calculated information for Invitae assuming a cash balance of $435 million as of June 30, 2020 as provided by management of Invitae on a pro forma basis for Invitae’s offering of Invitae common stock on April 1, 2020 and an “at the market offering” of Invitae common stock in June 2020, net of the cash consideration for Invitae’s acquisition of YouScript and projected cash outflows for the second quarter of 2020.
With respect to each of the Selected ArcherDX Publicly Traded Companies and Invitae, Perella Weinberg calculated the multiple of enterprise value, or EV, as of June 19, 2020 to estimated 2020 revenue and estimated 2021 revenue. Perella Weinberg calculated the same multiples for ArcherDX based upon the implied value of the Aggregate Consideration. The results of these analyses are summarized in the following table:
EV/2020E and 2021E Revenue Multiples	2020E	2021E
Selected ArcherDX Publicly Traded Companies
10x Genomics, Inc.	35.2x	20.7x
Adaptive Biotechnologies Corporation	63.8x	33.3x
CareDx, Inc.	9.3x	7.2x
Guardant Health, Inc.	25.4x	19.0x
NanoString Technologies, Inc.	12.3x	9.0x
Natera, Inc.	11.7x	10.1x
Veracyte, Inc.	11.8x	7.6x
Median	12.3x	10.1x
Invitae	10.0x	5.9x
ArcherDX @ Aggregate consideration	24.0x	14.6x
Based on the multiples of enterprise value to estimated 2020 revenue and estimated 2021 revenue described above, Perella Weinberg’s analyses of the Selected ArcherDX Publicly Traded Companies and on professional judgments made by Perella Weinberg, Perella Weinberg applied ranges of multiples of 12.0x to 16.0x to ArcherDX’s estimated 2020 revenue and a range of 10.0x to 14.0x to ArcherDX’s estimated 2021 revenue to derive ranges of estimated implied enterprise value for ArcherDX of approximately $696 million to $927 million and approximately $955 million to $1,337 million, respectively. Perella Weinberg compared these ranges to the illustrative calculations of the Upfront Consideration and Aggregate Consideration of approximately $886 million and approximately $1,391 million (assuming achievement of all milestones), respectively.
Although the Selected ArcherDX Publicly Traded Companies were used for comparison purposes, no business of any Selected ArcherDX Publicly Traded Company was either identical or directly comparable to ArcherDX’s business. Accordingly, Perella Weinberg’s comparison of the Selected ArcherDX Publicly Traded Companies to ArcherDX and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the Selected ArcherDX Publicly Traded Companies and ArcherDX.
ArcherDX – Selected Transactions Analysis
Using publicly available information, Perella Weinberg reviewed the financial terms of six selected precedent transactions, or the Selected Transactions, involving companies that operated in, or were exposed to, the life sciences, genomic testing and analysis industry. Perella Weinberg selected these transactions in the exercise of its professional judgment and experience because Perella Weinberg deemed them to be most similar in size, scope and impact on the industry to ArcherDX or otherwise relevant to the merger.
For each of the Selected Transactions, Perella Weinberg calculated and compared the resulting enterprise value in the transaction as a multiple of revenue over the last twelve months, referred to as LTM Revenue, publicly reported prior to the announcement of the transaction, referred to as EV/LTM Revenue. The following table lists the Selected Transactions and summarizes the observed EV/LTM Revenue multiples:
Announcement Date	Target	Acquiror	EV/ LTM Revenue Multiple
March 2019	Brammer Bio	Thermo Fisher Scientific Inc.	12.1x
November 2018*	Pacific Biosciences of California, Inc.	Illumina, Inc.	13.8x
June 2018	Exosome Diagnostics, Inc.	Bio-Techne Corporation	NA
June 2018	Foundation Medicine, Inc.	F. Hoffmann-La Roche AG	29.4x
June 2017	Spectrum, Inc.	Repligen Corporation	8.9x
July 2016	Advanced Cell Diagnostics	Bio-Techne Corporation	13.0x

Mean			15.5x
Median			13.0x
*	Transaction was terminated on January 2, 2020.
The multiple for the Advanced Cell Diagnostics transaction was calculated taking into account the maximum applicable milestone payments.
Based on the multiples of enterprise value to LTM Revenue described above, Perella Weinberg’s analyses of the various Selected Transactions and on professional judgments made by Perella Weinberg, Perella Weinberg applied a range of multiples of 14.0x to 26.0x to ArcherDX’s LTM Revenue as of March 31, 2020 in the Adjusted ArcherDX Forecasts to derive a range of estimated enterprise values for ArcherDX of approximately $783 million to $1,453 million. Perella Weinberg compared these ranges to the illustrative calculations of the Upfront Consideration and Aggregate Consideration of approximately $886 million and approximately $1,391 million (assuming achievement of all milestones), respectively.
Although the Selected Transactions were used for comparison purposes, none of the Selected Transactions nor the companies involved in them was either identical or directly comparable to the Transaction, ArcherDX or Invitae.
ArcherDX – Discounted Cash Flow Analysis
Perella Weinberg conducted a discounted cash flow analysis for ArcherDX based on the Adjusted ArcherDX Forecasts to derive a range of implied enterprise value for ArcherDX by:
•	calculating the present value as of June 19, 2020 of the estimated standalone unlevered free cash flows (calculated as operating income after taxes, plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital) that ArcherDX could generate for the complete calendar years 2020 through 2030, as included in the Adjusted ArcherDX Forecasts, using discount rates ranging from 11.0% to 13.0% based on estimates of the weighted average cost of capital of ArcherDX derived using the capital asset pricing model, or CAPM,
•
adding the present value as of June 19, 2020 of the terminal value of ArcherDX at the end of calendar year 2030 using perpetuity growth rates ranging from 2.5% to 3.5% and using discount rates ranging from 11.0% to 13.0% (assuming a perpetuity growth rate of 3.0% and a discount rate of 12.0%, Perella Weinberg noted that the present value as of June 19, 2020 of the terminal value of ArcherDX at the end of calendar year 2030 was approximately $1,923 million), and

•	adding the approximately $23 million present value (using a discount rate of 12.0%) as of June 19, 2020 of ArcherDX’s net operating losses of ArcherDX included in the Adjusted ArcherDX Forecasts.
Perella Weinberg estimated the range of perpetuity growth rates utilizing its professional judgment and experience, taking into account market expectations regarding long-term real growth of gross domestic product and inflation.
Perella Weinberg used discount rates ranging from of 11.0% to 13.0% derived by the application of the CAPM, which takes into account certain company-specific metrics, including ArcherDX’s target capital structure, the cost of long-term debt, forecasted tax rate and ArcherDX’s unlevered beta as estimated with reference to the ArcherDX Selected Publicly Traded Companies’ 2-Year Weekly Bloomberg Betas and on professional judgments made by Perella Weinberg, as well as certain financial metrics for the United States financial markets generally.
This analysis resulted in an implied enterprise value reference range for ArcherDX of approximately $2,247 million to $3,370 million. Perella Weinberg compared this range to the illustrative calculations of the Upfront Consideration and Aggregate Consideration of approximately $886 million and approximately $1,391 million (assuming achievement of all milestones), respectively.
Invitae – Selected Publicly Traded Companies Analysis
Perella Weinberg reviewed and compared certain financial information for Invitae with corresponding financial information, ratios and public market multiples for the following publicly held companies in the diagnostic testing and analysis industry, or the Selected Invitae Publicly Traded Companies. Although none of the following Selected Invitae Publicly Traded Companies is identical to Invitae, Perella Weinberg selected these companies because they had publicly traded equity securities and were deemed to be similar to Invitae in one or more respects, including operating in the diagnostic testing and analysis industry.
Selected Invitae Publicly Traded Companies
CareDx, Inc.
Fluidigm Corporation
Luminex Corporation
Myriad Genetics, Inc.
Natera, Inc.
NeoGenomics, Inc.
OraSure Technologies, Inc.
Oxford Immunotec, Inc.
Veracyte, Inc.
For each of the Selected Invitae Publicly Traded Companies and Invitae, Perella Weinberg calculated and compared financial information and various financial market multiples and ratios based on company filings for historical information and median consensus third-party research estimates from FactSet forecasted information. Information for (i) CareDx, Inc. was calculated on a pro forma basis for a common stock offering on June 11, 2020, (ii) NeoGenomics, Inc. was calculated on a pro forma basis for a common stock and convertible note offering on May 1, 2020, term loan repayment, the Coronavirus Aid, Relief, and Economic Security Act receipt and equity investment in Inivata, (iii) Natera, Inc. was calculated on a pro forma basis for a convertible senior note offering on April 13, 2020, (iv) OraSure Technologies was calculated on a pro forma basis for a common stock offering on June 2, 2020 and (v) Luminex Corporation was calculated on a pro forma basis for a convertible debt offering on May 8, 2020. Perella Weinberg calculated information for Invitae assuming a cash balance of $435 million as of June 30, 2020 as provided by management of Invitae on a pro forma basis for Invitae’s offering of Invitae common stock on April 1, 2020 and an “at the market offering” of Invitae common stock in June 2020, net of the cash consideration for Invitae’s acquisition of YouScript and projected cash outflows for the second quarter of 2020.
With respect to Invitae and each of the Selected Invitae Publicly Traded Companies, Perella Weinberg reviewed EV as of June 19, 2020 as a multiple of 2020 estimated revenue and 2021 estimated revenue. The results of these analyses are summarized in the following table:
EV/2020E and 2021E Revenue Multiples	2020E	2021E
Selected Invitae Publicly Traded Companies
CareDx, Inc.	9.3x	7.2x
Fluidigm Corporation	2.8x	2.3x
Luminex Corporation	3.6x	3.3x
Myriad Genetics, Inc.	1.4x	1.3x
Natera, Inc.	11.7x	10.1x
NeoGenomics, Inc.	7.1x	5.9x
OraSure Technologies, Inc.	3.0x	2.7x
Oxford Immunotec, Inc.	3.7x	2.4x
Veracyte, Inc.	11.8x	7.6x
Median	3.7x	3.3x
Invitae	10.0x	5.9x
Based on the multiples of enterprise value to estimated 2020 revenue and estimated 2021 revenue described above, Perella Weinberg’s analyses of the various Selected Invitae Publicly Traded Companies and on professional judgments made by Perella Weinberg, Perella Weinberg applied ranges of multiples of 7.0x to 9.0x to Invitae’s estimated 2020 revenue and a range of multiples of 4.0x to 6.0x to Invitae’s estimated 2021 revenue to derive ranges of estimated implied values per share of Invitae common stock of approximately $14.51 to $18.61 per share and approximately $14.13 to $21.13 per share, respectively. Perella Weinberg compared these ranges to the closing per share price of Invitae common stock of $18.71 on June 19, 2020.
Although the Selected Invitae Publicly Traded Companies were used for comparison purposes, no business of any Selected Invitae Publicly Traded Company was either identical or directly comparable to Invitae’s business. Accordingly, Perella Weinberg’s comparison of the Selected Invitae Publicly Traded Companies to Invitae and analysis of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the Selected Invitae Publicly Traded Companies and Invitae.
Invitae – Discounted Cash Flow Analysis
Perella Weinberg conducted a discounted cash flow analysis for Invitae based on company filings for historical information and the Invitae Research Estimates to derive a range of implied enterprise value for Invitae by:
•
calculating the present value as of June 19, 2020 of the estimated standalone unlevered free cash flows (calculated as operating income after taxes, plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital) that Invitae could generate for the complete calendar years 2020 through 2030 using discount rates ranging from 10.5% to 12.5% based on estimates of the weighted average cost of capital of Invitae derived using the CAPM,

•
adding the present value as of June 19, 2020 of the terminal value of Invitae at the end of calendar year 2030 using perpetuity growth rates ranging from 2.5% to 3.5% and using discount rates ranging from 10.5% to 12.5% (assuming a perpetuity growth rate of 3.0% and a discount rate of 11.5%, Perella Weinberg noted that the present value as of June 19, 2020 of the terminal value of Invitae at the end of calendar year 2030 was approximately $1,671 million), and

•
adding the approximately $152 million present value (using a discount rate of 11.5%) as of June 19, 2020 of Invitae’s net operating losses as provided by management of Invitae based upon reported net operating losses as of December 31, 2019 and net operating losses projected to be generated during the applicable period.

Perella Weinberg estimated the range of perpetuity growth rates utilizing its professional judgment and experience, taking into account market expectations regarding long-term real growth of gross domestic product and inflation.
Perella Weinberg used discount rates ranging from of 10.5% to 12.5% derived by the application of the CAPM, which takes into account certain company-specific metrics, including Invitae’s target capital structure, the cost of long-term debt, forecasted tax rate and Barra Beta, as well as certain financial metrics for the United States financial markets generally.
From the range of implied enterprise value, Perella Weinberg derived a range of implied equity values for Invitae. To calculate the implied equity value from the implied enterprise value, Perella Weinberg added cash and cash equivalents (assuming the cash balance of $435 million as of June 30, 2020 as provided by management of Invitae on a pro forma basis for Invitae’s offering of Invitae common stock on April 1, 2020 and an “at the market offering” of Invitae common stock in June 2020, net of the cash consideration for Invitae’s acquisition of YouScript and projected cash outflows for the second quarter of 2020) and subtracting approximately $352 million in debt (as provided by management of Invitae) and approximately $67 million in net non-operating liabilities (as provided by management of Invitae). Perella Weinberg calculated implied value per share by dividing the implied equity value by approximately 140.3 million fully diluted shares (derived by using the treasury stock method based on values implied by a 3.0% perpetuity growth rate and 11.5% weighted average cost of capital). This analysis resulted in a range of implied value per share of Invitae common stock of approximately $7.94 to $14.84 per share. Perella Weinberg compared this range to the closing price per share of Invitae common stock of $18.71 on June 19, 2020.
Additional Information
Perella Weinberg observed additional information that was not considered part of Perella Weinberg’s financial analysis with respect to its opinion, but which was noted as reference data for the Invitae Board, including the following:
Historical Stock Trading. Perella Weinberg reviewed the closing prices of Invitae common stock on the NYSE for the 52 weeks ended on June 19, 2020. Perella Weinberg observed that during such period, the closing trading price per share of Invitae common stock ranged from $7.42 to $28.75 per share, as compared to the closing per share of Invitae common stock of $18.71 on June 19, 2020.
Equity Research Analyst Price Targets. Perella Weinberg reviewed and analyzed recent publicly available third-party research analyst price targets for the Invitae common stock. Based on this review, Perella Weinberg noted that the range of recent equity analyst price targets for the shares of Invitae common stock during that period ranged from a low of $18.00 to a high of $29.50 per share, as compared to the closing price per share of Invitae common stock of $18.71 on June 19, 2020.
The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Invitae common stock. Further, these estimates are subject to uncertainties, including the future financial performance of Invitae and future financial market conditions. However, these estimates provided general reference points which enabled Perella Weinberg to compare such estimates with the closing price per share of Invitae common stock of $18.71 on June 19, 2020.
Miscellaneous
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to ArcherDX, Invitae or the merger.
Perella Weinberg prepared the analyses described herein for purposes of providing its opinion to the Invitae Board as to the fairness, from a financial point of view, as of the date of such opinion, of the Aggregate Consideration to Invitae. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg’s analyses were based in part upon the Adjusted ArcherDX Forecasts, the Synergies and the Invitae Research Estimates, which are not necessarily indicative of actual future results, and which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the merger agreement or their respective advisors, none of Invitae, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by Invitae management or third parties.
As described above, the opinion of Perella Weinberg to the Invitae Board was one of many factors taken into consideration by the Invitae Board in making its determination to approve the merger. Also, as discussed above, Perella Weinberg’s opinion was not intended to be and does not constitute a recommendation to any holder of Invitae common stock or any other person as to how such person should vote or otherwise act with respect to the merger or any other matter and does not in any manner address the prices at which the Invitae common stock will trade at any time.
Perella Weinberg has acted as financial advisor to Invitae in connection with the merger and pursuant to the terms of the engagement letter between Perella Weinberg and Invitae, dated June 13, 2020, Invitae agreed to pay Perella Weinberg $1.5 million upon the delivery of Perella Weinberg’s opinion (which amount would have become payable if Perella Weinberg had determined in good faith that it was not able to deliver its opinion), and has agreed to pay Perella Weinberg an additional fee currently estimated to be approximately $8.5 million upon the closing of the merger. In addition, Invitae agreed to reimburse Perella Weinberg for certain reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Perella Weinberg and related persons for certain liabilities that may arise out of its engagement by Invitae and the rendering of its opinion.
During the two-year period prior to the date of its opinion, Perella Weinberg and its affiliates have provided Invitae certain investment banking services unrelated to the merger for which it has received compensation of approximately $1.1 million. Invitae has also engaged Perella Weinberg as Invitae’s co-placement agent in connection with its sale of $275 million in common stock in a private placement for which Perella Weinberg is expected to receive aggregate compensation of up to $1.2 million. During the two-year period prior to the date of its opinion, no material relationship existed between Perella Weinberg and its affiliates and ArcherDX pursuant to which compensation was received by Perella Weinberg or its affiliates. Perella Weinberg and its affiliates may in the future provide investment banking and other financial services to Invitae, ArcherDX and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of its business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Invitae or ArcherDX or any of their respective affiliates.
Certain Unaudited Prospective Financial Information
ArcherDX Information
In connection with the evaluation of the merger, Invitae management reviewed certain unaudited prospective financial information for ArcherDX for fiscal years 2020 through 2025 prepared by ArcherDX management. Following Invitae’s diligence of ArcherDX, Invitae management made certain adjustments to the unaudited prospective financial information prepared by ArcherDX management. The adjustments made by Invitae management include extending the assumed timing required to achieve certain potential regulatory approvals and reducing the level of potential revenues. The adjustments made by Invitae management were intended to reflect inherent uncertainties and risks in these types of unaudited prospective financial information. Invitae management also provided growth and margin guidance for extending the unaudited prospective financial information through 2030 for purposes of Perella Weinberg’s financial analysis, as adjusted by Invitae management. The unaudited prospective financial information for ArcherDX, reflecting adjustments made by Invitae management, is summarized in the table below entitled “Adjusted ArcherDX Forecasts.” Invitae is electing to provide the ArcherDX summary unaudited prospective financial information in this section of the proxy statement/prospectus to provide Invitae stockholders access to certain non-public unaudited prospective financial information about ArcherDX that was provided to the Invitae Board of Directors in connection with its consideration of the transaction and to Invitae’s financial advisor for its use and reliance in connection with its financial analyses and opinion as described in “—Opinion of Invitae’s Financial Advisor.”

Adjusted ArcherDX Forecasts
	Year Ended December 31,
	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
	($ in millions)
Revenues	$58	$95	$193	$296	$434	$622	$839	$1,120	$1,489	$2,030	$2,863
Operating Income (Loss) After Taxes	$(47)	$(5)	$32	$71	$115	$187	$231	$305	$363	$438	$541
Depreciation and Amortization	$2	$5	$8	$11	$14	$11	$16	$23	$32	$46	$69
Capital Expenditures	$(11)	$(6)	$(6)	$(10)	$(13)	$(15)	$(20)	$(27)	$(37)	$(51)	$(73)
Change in Net Working Capital	$(5)	$1	$(10)	$(13)	$(18)	$(24)	$(30)	$(38)	$(56)	$(86)	$(136)
Unlevered Free Cash Flows(1)	$(61)	$(5)	$23	$59	$97	$159	$197	$263	$302	$346	$402
(1)	Non-GAAP financial measure calculated as operating income (loss) after taxes, plus depreciation and amortization, less capital expenditures, and less (plus) change in net working capital.
Invitae Information
Invitae does not generally publish its business plan and strategy or make external disclosure of its anticipated financial position or results of operations, other than providing, from time to time, estimated ranges of certain expected financial results and operational metrics for the current year and certain future years in its regular earnings press releases. Invitae does not as a matter of course publish detailed or long-term public forecasts or projections as to its future financial performance due to the unpredictability of the underlying assumptions and estimates and uncertainty inherent in Invitae’s business. In connection with the evaluation of the merger, Invitae’s management directed the preparation of, and approved, projections generally in line with the wall street consensus estimates through fiscal year 2022 and then directed the preparation of, and approved, the extrapolations thereto thereafter through fiscal year 2030, which are referred to collectively in this proxy statement/prospectus as the Invitae unaudited prospective financial information. Such unaudited prospective financial information reflected Invitae management’s estimates as to Invitae’s future performance and was prepared on a stand-alone basis assuming Invitae would continue as an independent company without giving effect to the merger. The Invitae unaudited prospective financial information was provided to the Invitae Board in connection with its evaluation of the proposed transaction and was also provided, in whole or in part, to Perella Weinberg for the purpose of their financial analyses and opinion, and Invitae authorized Perella Weinberg to use and rely on the Invitae unaudited prospective financial information for such purpose, and such Invitae unaudited prospective financial information was so provided to Perella Weinberg.
The Invitae unaudited prospective financial information was developed from historical financial statements and reflect numerous assumptions and estimates that Invitae management made in good faith at the time such unaudited prospective financial information was prepared, including, without limitation, as to industry performance, general business, economic, regulatory, market and financial conditions and other future events. These assumptions and estimates are inherently uncertain, may be beyond the control of Invitae or any other person, were made as of the date the Invitae unaudited prospective financial information was prepared, and may not be reflective of actual results, either since the date such information was prepared, now or in the future, in light of changed circumstances, economic conditions, or other developments.
Invitae Financial Forecasts
	Year Ended December 31,
	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
	($ in millions)
Revenues	$262	$447	$597	$806	$1,082	$1,396	$1,728	$2,050	$2,325	$2,516	$2,591
Operating Income (Loss) After Taxes	$(288)	$(240)	$(103)	$(99)	$(80)	$(35)	$42	$151	$285	$433	$574
Depreciation and Amortization	$6	$9	$12	$17	$24	$33	$43	$53	$62	$70	$74
Capital Expenditures	$(12)	$(18)	$(21)	$(28)	$(37)	$(46)	$(56)	$(65)	$(73)	$(77)	$(78)
Change in Net Working Capital	$(1)	$(7)	$(7)	$(12)	$(19)	$(24)	$(29)	$(31)	$(30)	$(22)	$(10)
Unlevered Free Cash Flows(1)	$(295)	$(256)	$(119)	$(122)	$(111)	$(72)	$(12)	$67	$171	$290	$411
(1)	Non-GAAP financial measure calculated as operating income (loss) after taxes, plus depreciation and amortization, less capital expenditures, and less (plus) change in net working capital.

Important Information About Unaudited Prospective Financial Information
The unaudited prospective financial information above was not prepared with a view toward public disclosure and the inclusion of the unaudited prospective financial information above should not be regarded as an indication that Invitae, ArcherDX, their respective affiliates, representatives or advisors or any other recipient of this information considered, or now considers, such information to be material or to be predictive of actual future results. None of Invitae, ArcherDX, or their respective affiliates, representatives or advisors assume any responsibility to stockholders of Invitae if ArcherDX’s actual financial performance differs from the information presented above.
The unaudited prospective financial information summarized above was not prepared for purposes of public disclosure, nor was it prepared on a basis designed to comply with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projections. Neither Invitae’s nor ArcherDX’s independent registered public accounting firms, which are listed as experts in “Experts,” nor any other independent accountants, compiled, examined or performed any procedures with respect to the prospective financial information summarized above, and has not expressed any opinion or any other form of assurance on this information or its achievability, and assume no responsibility for, and disclaims any association with, the unaudited prospective financial information. The reports of the independent registered public accounting firms included in this proxy statement/prospectus relate to historical financial statements. They do not extend to any prospective financial information and should not be seen to do so.
The unaudited prospective financial information constitutes forward-looking information. Although presented with numerical specificity, the unaudited prospective financial information was prepared using variables, estimates, and assumptions that are inherently uncertain and may be beyond the control of Invitae and ArcherDX, and which may not be realized. The unaudited prospective financial information is subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from the unaudited prospective financial information include risks and uncertainties relating to Invitae’s and ArcherDX’s businesses, industry performance, the regulatory environment, general business and economic conditions, market and financial conditions, various risks set forth in Invitae’s reports filed with the SEC, and other factors described or referenced in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information.”
The unaudited prospective financial information also reflects assumptions that are subject to change and are susceptible to multiple interpretations and to conditions, transactions or events that may occur and were not anticipated at the time the unaudited prospective financial information was prepared. In addition, the unaudited prospective financial information does not take into account any circumstances, transactions or events occurring after the date the unaudited prospective financial information was prepared. Accordingly, actual results will likely differ, and may differ materially, from those contained in the unaudited prospective financial information. Neither Invitae nor ArcherDX can assure you that the financial results in the unaudited prospective financial information will be realized or that future financial results of Invitae or ArcherDX will not materially vary from those in the unaudited prospective financial information.
No one has made or makes any representation to any stockholder of Invitae or anyone else regarding the achievability of the unaudited prospective financial information set forth above. You are cautioned not to rely on the unaudited prospective financial information.
The unaudited prospective financial information included above covers multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year. The unaudited prospective financial information should be evaluated, if at all, in conjunction with Invitae’s and ArcherDX’s historical financial statements incorporated by reference or included in this proxy statement/prospectus and other information contained in Invitae’s public filings with the SEC.
Given the forward-looking nature of the unaudited prospective financial information, specific quantifications of the amounts that would be required to reconcile it to GAAP measures are not available. Invitae and ArcherDX believe that there is a high degree of volatility with respect to certain GAAP measures and certain adjustments made to arrive at the relevant non-GAAP measures, which preclude Invitae and ArcherDX from providing accurate forecasted non-GAAP to GAAP reconciliations.
The inclusion of the unaudited prospective financial information in this proxy statement/prospectus should not be regarded as an indication that Invitae, ArcherDX or any of their respective affiliates, advisors or representatives considered the unaudited prospective financial information to be predictive of actual future events, and the unaudited prospective financial information should not be relied on as such. None of Invitae, ArcherDX or any of their respective affiliates, advisors, officers, employees, directors or representatives can give you any assurance that actual results will not differ from the unaudited prospective financial information, and none of those persons undertakes any obligation to update or otherwise revise or reconcile the unaudited prospective financial information to reflect circumstances existing after the date such information was prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying such unaudited prospective financial information are shown to be in error. Invitae does not intend to publicly update or make any other revision to the unaudited prospective financial information. None of Invitae, ArcherDX or any of their respective affiliates, advisors, officers, employees, directors or representatives makes any representation to any Invitae stockholder or any other person regarding actual performance compared to the unaudited prospective financial information or that the results reflected therein will be achieved. For the reasons described above, readers of this proxy statement/prospectus are cautioned not to place undue, if any, reliance on the unaudited prospective financial information.
Interests of Certain Persons in the Merger
In considering the recommendation of the Invitae Board that you vote to adopt the merger agreement, you should be aware that, directors and executive officers of ArcherDX have interests that might be different from your interests.
Members of the Invitae Board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to Invitae stockholders that the merger agreement be adopted. For more information, see the sections entitled “The Merger—Background of the Merger” beginning on page 55 and “The Merger—Invitae Board of Directors’ Recommendation and Reasons for the Merger” beginning on page 63.
Additions to the Invitae Board
Upon the completion of the merger, Jason Myers, the Chief Executive Officer of ArcherDX, will be appointed to the Invitae Board. In addition, the Invitae Board will engage in confidential interviews and discussions with another member of the ArcherDX Board as reasonably determined by the Invitae Board. Assuming the satisfaction with such interviews and discussions, and subject to the discretion of the Invitae Board to act in the best interest of the Invitae stockholders, the Invitae Board will consider the appointment of that individual to the Invitae Board no earlier than the closing of the merger. Any such appointment would occur in compliance with Invitae’s charter documents.
Jason Myers, Ph.D., is 45 years old, is ArcherDX’s co-founder and has served as President and Chief Executive Officer and as a member of ArcherDX’s board of directors since January 2015 when ArcherDX was spun out from Enzymatics, Inc. From August 2013 to January 2015, Dr. Myers served as Chief Scientific Officer of Enzymatics, Inc. Prior to co-founding ArcherDX, Dr. Myers served in positions of increasing responsibility at Ion Torrent from 2008 to 2012. He continued with NGS application development at Life Technologies, following its acquisition of Ion Torrent. Before joining Ion Torrent, Dr. Myers completed a post-doctoral fellowship at Stanford University where he developed a variety of genomics and functional genomics technologies. Dr. Myers received his BASc. in Biochemistry and Molecular Biology from the Colorado State University and his Ph.D. in Molecular Pharmacology from Stanford University School of Medicine. Invitae believes Dr. Myers is qualified to serve on Invitae’s board of directors because of his years of management experience as well as his extensive understanding of the ArcherDX business, operations, and strategy.
Treatment of Outstanding Equity-Based Awards
Subject to the terms and conditions of the merger agreement, including adjustment to the cash consideration payable, if the merger is completed, (i) each outstanding and unexercised ArcherDX stock option will be converted into (a) approximately $9.05 in cash (less the applicable per share exercise price), without interest, plus (b) an option to (x) purchase shares of Invitae common stock plus (y) additional shares of Invitae common stock if certain milestones are achieved, subject, in the case of employees or consultants of ArcherDX at the time of the first merger, to continued service at the time of achievement of such milestone, and (ii) each unexpired, unexercised and outstanding ArcherDX warrant will be converted into (a) a number of shares of Invitae common stock equal to 30.0 million divided by the fully diluted shares of ArcherDX, plus (b) approximately $9.05 in cash (less the applicable per share exercise price), plus (c) additional shares of Invitae common stock if certain milestones are achieved, generally subject, in the case of employees or consultants of ArcherDX at the time of the merger, to continued service at the time of achievement of such milestone. For more details on the calculation of the Invitae stock price and the calculation of the exchange ratio, see “The Merger Agreement—Treatment of ArcherDX Options” beginning on page 84 and “The Merger Agreement—Treatment of ArcherDX Warrants” beginning on page 84.
Indemnification and Insurance
Pursuant to the terms of the merger agreement, ArcherDX’s directors and officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies. See “The Merger Agreement—Covenants and Agreements—Directors’ and Officers’ Indemnification and Insurance” beginning on page 87 for a description of such ongoing indemnification and coverage obligations.
Director and Officer Indemnification
Under the merger agreement, certain indemnification and insurance rights exist in favor of ArcherDX’s current and former directors and officers. See “The Merger—Interests of Certain Persons in the Merger—Indemnification and Insurance” beginning on page 74 for information about these rights.
Regulatory Approvals
Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division and the FTC and all statutory waiting period requirements have been satisfied. Completion of the merger is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act. Invitae and ArcherDX each filed their respective HSR Act notification forms on July 6, 2020 and termination of the waiting period was obtained on July 15, 2020.
At any time before or after the expiration of the statutory waiting periods under the HSR Act, the Antitrust Division or the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the merger, to rescind the merger or to conditionally permit completion of the merger subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the merger or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under regulatory laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.
Timing of the Merger
The transaction is expected to be completed on October 2, 2020. Neither Invitae nor ArcherDX can predict, however, the actual date on which the transaction will be completed because it is subject to conditions beyond each company’s control. See “The Merger Agreement—Conditions to the Merger” beginning on page 97.
U.S. Federal Income Tax Consequences
The following is a discussion of the U.S. federal income tax consequences of the merger (also referred to as the merger transactions). This summary is based on the Code, applicable Treasury Department regulations, administrative interpretations and court decisions, each as in effect as of the date of this proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. This summary is not binding on the Internal Revenue Service and there can be no assurance that the Internal Revenue Service or a court will agree with the conclusions stated herein. This summary is not a complete description of all the U.S. federal income tax consequences of the merger.
U.S. Federal Income Tax Consequences for Invitae, ArcherDX, Merger Sub A, Merger Sub B, and the Invitae Stockholders
None of Invitae, ArcherDX, Merger Sub A, Merger Sub B, or the Invitae stockholders will recognize any income, gain or loss for U.S. federal income tax purposes as a result of the merger transactions, regardless of whether the merger transactions are considered together as one integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Code. See “—U.S. Federal Income Tax Consequences for U.S. ArcherDX Holders—Tax Characterization of the Merger,” below.
U.S. Federal Income Tax Consequences for U.S. ArcherDX Holders
The following is a discussion of the U.S. federal income tax consequences of the merger to U.S. ArcherDX holders (as defined below) who exchange their ArcherDX shares for cash, Invitae shares and the contingent right to Milestone Shares in the merger. This summary addresses ArcherDX stockholders who hold ArcherDX shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address the U.S. tax consequences that may be relevant to particular ArcherDX stockholders who are subject to special rules, including:
•	ArcherDX stockholders who are not U.S. ArcherDX holders,
•	partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) and partners therein,
•	other pass-through entities or investors in such entities,
•	financial institutions,
•	insurance companies,
•	regulated investment companies or real estate investment trusts,
•	controlled foreign corporations,
•	passive foreign investment companies,
•	tax-exempt entities or governmental organizations,
•	U.S. expatriates or former long-term residents of the United States,
•	U.S. ArcherDX holders (as defined below) whose functional currency is not the U.S. dollar,
•	dealers or brokers in securities or foreign currencies,
•	traders in securities electing to apply a mark-to-market method of accounting,
•	stockholders who hold ArcherDX shares as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction,
•	stockholders who acquired their ArcherDX shares pursuant to the exercise of employee stock options or otherwise as compensation,
•	stockholders who acquired their ArcherDX shares pursuant to the exercise of warrants or conversion rights under convertible instruments,
•	tax-qualified retirement plans,
•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds,
•	stockholders who hold their ArcherDX shares as “qualified small business stock” for purposes of Section 1202 of the Code,
•	stockholders who hold their ArcherDX shares as “Section 1244 stock,”
•	stockholders who acquired their ArcherDX shares in a transaction subject to the gain rollover provisions of Section 1045 of the Code,
•	stockholders who are accrual method taxpayers subject to special tax accounting rules under Section 451(b) of the Code,
•	stockholders deemed to hold ArcherDX shares under the constructive sale provisions of the Code, and
•	stockholders who exercise dissenters’ rights.

If an entity treated as a partnership for U.S. federal income tax purposes holds ArcherDX shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of that partnership. A partner in a partnership that holds ArcherDX shares should consult its tax advisor regarding the tax consequences of the merger.
Additionally, this discussion does not include any information with respect to the tax consequences of the merger under the U.S. federal estate, gift, and alternative minimum tax laws, the Medicare tax on certain net investment income, or any applicable state, local, or non-U.S. tax laws. This summary does not address the tax consequences of any transaction other than the merger.
For purposes of this summary, “U.S. ArcherDX holder” refers to a beneficial holder of ArcherDX shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust (x) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (y) that has a valid election in effect under applicable Treasury Department regulations to be treated as a U.S. person for U.S. federal income tax purposes.
The tax consequences of the merger will depend on the specific situation of the stockholder. ArcherDX stockholders should consult their tax advisors as to the specific U.S. federal income tax consequences of the merger in light of their particular circumstances, as well as the applicability and effect of the alternative minimum tax, and any U.S. state, local, and non-U.S. income or other tax laws and of any changes in those laws.
Tax Characterization of the Merger
The merger transactions are intended to be considered together as a single integrated transaction for U.S. federal income tax purposes which single integrated transaction is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the merger transactions fail to qualify for such treatment, the receipt of cash, Invitae shares and the contingent right to Milestone Shares in exchange for ArcherDX shares in the merger would constitute a taxable exchange for U.S. federal income tax purposes and the corresponding tax consequences of the merger could materially differ from those described in this discussion. Neither ArcherDX nor Invitae has sought, nor intends to seek, any ruling from the Internal Revenue Service or opinion of counsel with respect to the qualification of the merger as a reorganization within the meaning of Section 368(a) of the Code, and no assurance can be given that the Internal Revenue Service will agree with the views expressed herein, or that a court will not sustain any challenge by the Internal Revenue Service in the event of litigation. The remainder of this discussion assumes that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.
Federal Income Tax Consequences of the Merger to U.S. ArcherDX Holders
Assuming the merger transactions qualify as a reorganization within the meaning of Section 368(a) of the Code:
•
the gain, if any, realized by a U.S. ArcherDX holder who receives a combination of cash (excluding cash received in lieu of fractional Invitae shares, but including the U.S. ArcherDX holder’s share of the cash deposited in the Holders’ Representative expense fund) and Invitae shares (including fractional Invitae shares and Milestone Shares, but excluding the portion of Milestone Shares treated as interest income) in exchange for ArcherDX shares pursuant to the merger generally will be recognized, but not in excess of the amount of cash received (again, excluding cash received in lieu of fractional Invitae shares, but including the U.S. ArcherDX holder’s share of the cash deposited in the Holders’ Representative expense fund);

•	no loss will be recognized by ArcherDX stockholders as a result of the merger;
•
the aggregate tax basis of the Invitae shares received by a U.S. ArcherDX holder pursuant to the merger (including fractional Invitae shares and Milestone Shares, but excluding the portion of Milestone Shares treated as interest income) will be the same as the aggregate tax basis of the ArcherDX shares surrendered in exchange therefor, decreased by the amount of cash received

(excluding cash received in lieu of fractional Invitae shares, but including the U.S. ArcherDX holder’s share of the cash deposited in the Holders’ Representative expense fund), and increased by the amount of gain, if any, recognized on the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed below), excluding any gain recognized with respect to any fractional Invitae shares for which cash is received, as discussed below;
•
the holding period of the Invitae shares (including fractional Invitae shares and Milestone Shares, but excluding the portion of Milestone Shares treated as interest income) received in exchange for ArcherDX shares will include the holding period of such ArcherDX shares; and

•
a U.S. ArcherDX holder receiving cash instead of a fractional Invitae share will generally be treated as having received the fractional share pursuant to the merger and then as having sold that fractional Invitae share for cash. As a result, such U.S. ArcherDX holder will generally recognize gain equal to the difference between the amount of cash received and the tax basis allocated to such fractional Invitae share.

Unfortunately, application of the foregoing general rules to the specific circumstances of the merger is unclear in many respects. For example, the Internal Revenue Service has taken the position that for purposes of determining a U.S. ArcherDX holder’s basis for the holder’s Invitae shares received in the merger, the U.S. ArcherDX holder must assume that all of the Milestone Shares will ultimately be issued, with adjustments to that basis (possibly including with respect to previously disposed Invitae shares) as and when it is determined that fewer than the maximum number of Milestone Shares will in fact be issued. U.S. ArcherDX holders should consult their tax advisors as to whether this same assumption should be made in computing the amount of gain initially realized in the merger, or whether an alternate approach might be appropriate in the U.S. ArcherDX holder’s particular circumstances. Alternative approaches may include utilizing an “open transaction” method (although such a method is generally available only in “rare and unusual” circumstances) under which the amount realized in the merger includes Milestone Shares only as and when Milestone Shares are received and the U.S. ArcherDX holder’s tax basis in the holder’s ArcherDX shares is allocated only to Invitae shares actually received.
The Internal Revenue Service has also taken the position that each Milestone Share that becomes issuable more than six months following the merger has a portion representing imputed interest and a portion representing Invitae shares issued in exchange for ArcherDX shares in the merger. As a result, each Milestone Share subject to the imputed interest rules will have what is commonly referred to as “split” tax bases and holding periods. The portion of such a Milestone Share treated as interest income will have a tax basis equal to its share of the overall imputed interest and a holding period beginning the day following issuance of the Milestone Share. The remaining portion of the Milestone Share will have a tax basis and holding period determined by reference to the U.S. ArcherDX holder’s tax basis and holding period for the ArcherDX shares surrendered in the merger. U.S. ArcherDX holders should also consult their tax advisors as to whether another approach (such as treating as interest only that number of Milestone Shares having a fair market value equal to the overall imputed interest for any one issuance of Milestone Shares and the remaining Milestone Shares of that issuance as received exclusively in exchange for ArcherDX shares) might be appropriate in their particular circumstances.
If a U.S. ArcherDX holder acquired different blocks of ArcherDX shares at different times or at different prices, any gain or loss will be determined separately with respect to each block of ArcherDX shares and such U.S. ArcherDX holder’s basis and holding period in its Invitae shares may be determined with reference to each block of ArcherDX shares. U.S. ArcherDX holders should consult their tax advisors regarding the manner in which cash and Invitae shares received in the merger should be allocated among different blocks of ArcherDX shares and with respect to identifying the bases or holding periods of the particular Invitae shares.
Any gain recognized by a U.S. ArcherDX holder in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. ArcherDX holder has held its ArcherDX shares for more than one year as of the date of the merger. Long-term capital gains of certain non-corporate holders, including individuals, are generally taxed at preferential rates. In some cases, if a holder actually or constructively owns Invitae shares other than Invitae shares received pursuant to merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income, but only to the extent of Invitae’s current or accumulated earnings and profits (as determined under federal income tax principles). Although Invitae does not expect to have accumulated earnings and profits as of the date of the merger, nor current earnings and profits for its taxable year of the merger, U.S. ArcherDX holders may nonetheless wish to consult their tax advisors regarding the application of the foregoing rules as the possibility of dividend treatment may depend upon a U.S. ArcherDX holder’s particular circumstances.
U.S. ArcherDX holders should consult their tax advisors in the event Milestone Shares are retained by Invitae pursuant to its Offset Right with regard to whether and to what extent gain is recognized as a result of such retention and the effect of the imputed interest rules on that determination.
Imputed Interest
Under the imputed interest rules of the Code, because ArcherDX stockholders could receive Milestone Shares more than one year following the merger, a portion of any Milestone Shares received more than six months following the merger will be recharacterized for federal income tax purposes as interest income and will be taxable to former ArcherDX stockholders as ordinary interest income when received. In general, the portion of any Milestone Shares constituting interest income will be equal to the excess of the fair market value of the Milestone Shares when received over the present value of that fair market value as of the date of the merger (determined using a discount rate equal to the appropriate “applicable federal rate” for the month of the merger transactions). See “—U.S. Federal Income Tax Consequences of the Merger for U.S. ArcherDX Holders,” above, for a discussion of a U.S. ArcherDX holder’s tax basis and holding period for Milestone Shares.
Information Reporting and Backup Withholding
Payments of cash to a U.S. ArcherDX holder may, under certain circumstances, be subject to information reporting and backup withholding, unless the U.S. ArcherDX holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Certain holders (such as corporations) are exempt from backup withholding. The amount of any backup withholding may be allowed as a refund or credit against a U.S. ArcherDX holder’s federal income tax liability, if any, provided that certain required information is timely furnished to the Internal Revenue Service.
Certain U.S. ArcherDX Holder Reporting Rules
Under applicable Treasury Department regulations, “significant holders” of ArcherDX shares receiving Invitae shares in the merger will be required to comply with certain reporting requirements. A U.S. ArcherDX holder should be viewed as a “significant holder” if, immediately before the merger, such the U.S. ArcherDX holder held one percent or more, by vote or value, of the total outstanding shares of ArcherDX stock. Significant holders generally will be required to file a statement with their U.S. federal income tax returns for the taxable year that includes the Closing of the merger. That statement must set forth the U.S. ArcherDX holder’s adjusted tax basis in, and the fair market value of, the ArcherDX shares surrendered pursuant to the merger (both as determined immediately before the surrender of shares), the date of the merger, and the name and employer identification number of Invitae and ArcherDX, and the U.S. ArcherDX holder will be required to retain permanent records of these facts. Each U.S. ArcherDX holders should consult a tax advisor as to whether the U.S. ArcherDX holder may be treated as a significant holder and as to any other applicable reporting requirements.
The foregoing U.S. federal income tax discussion does not address any non-U.S. tax consequences, nor does it pertain to state or local income or other tax consequences. You should consult your own tax advisors regarding the particular U.S. federal income tax consequences of the merger to you in light of your particular circumstances, as well as the particular tax consequences to you of the merger under any state, local or non-U.S. income or other tax laws.
Accounting Treatment
Invitae prepares its financial statements in accordance with accounting principles generally accepted in the United States, which are referred to as GAAP. The merger will be accounted for as an acquisition of ArcherDX by Invitae under the acquisition method of accounting in accordance with GAAP. Invitae will be treated as the acquirer for accounting purposes.

All unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus were prepared using the acquisition method of accounting. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the estimated net fair value of ArcherDX’s assets and liabilities.
Accordingly, the final acquisition accounting adjustments may be materially different from the unaudited pro forma adjustments. Any decrease in the estimated net fair value of the assets and liabilities of ArcherDX as compared to the unaudited pro forma information included in this proxy statement/prospectus will have the effect of increasing the goodwill recognized related to the merger.
NYSE Listing
Prior to the completion of the merger, Invitae has agreed to use its reasonable best efforts to cause the shares of Invitae common stock to be issued in connection with the merger and in connection with a private placement to accredited investors to be approved for listing on the NYSE. The listing of the shares of Invitae common stock to be issued in connection with the merger on the NYSE, subject to official notice of issuance, is also a condition to completion of the merger.
Appraisal Rights
Invitae stockholders do not have appraisal rights in connection with the merger.
Restrictions on Sales of Shares of Invitae Common Stock Received in the Merger
Other than pursuant to the Lock-Up Restriction, all shares of Invitae common stock received by ArcherDX stockholders in the merger will be freely tradable for purposes of the Securities Act and the Exchange Act. See “The Merger Agreement—Merger Consideration” beginning on page 82 for a description of the Lock-Up Restriction. This proxy statement/prospectus does not cover resales of shares of Invitae common stock received by any person upon completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

THE MERGER AGREEMENT
This section describes the material terms of the merger agreement. The descriptions of the merger agreement in this section and elsewhere in this proxy statement/prospectus are qualified in their entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to carefully read the entire merger agreement.
Explanatory Note Regarding the Merger Agreement
The merger agreement is included to provide you with information regarding its terms. Neither the merger agreement nor the summary of its material terms included in this section is intended to provide any factual information about Invitae or ArcherDX. Factual disclosures about Invitae and ArcherDX contained in this proxy statement/prospectus and/or in the public reports of Invitae and ArcherDX filed with the SEC (as described “Where You Can Find More Information” beginning on page 192) may supplement, update or modify the disclosures about Invitae and ArcherDX contained in the merger agreement. The merger agreement contains representations and warranties and covenants of the parties customary for a merger of this nature. The representations and warranties contained in the merger agreement were made only for purposes of the merger agreement as of the specific dates therein; were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the merger agreement except for the limited purposes expressly set forth therein and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Invitae’s or ArcherDX’s public disclosures. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Invitae or ArcherDX at the time they were made or otherwise.
Structure of the Merger
The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, and in accordance with the DGCL, at the completion of the merger, Merger Sub A will be merged with and into ArcherDX, referred to as the first merger, whereupon consummation of the first merger, Merger Sub A shall cease to exist and ArcherDX shall become a wholly-owned subsidiary of Invitae. As part of the same overall transaction, promptly following the first merger, ArcherDX, Invitae and Merger Sub B shall effect a merger of ArcherDX with and into Merger Sub B, referred to as the second merger and, together with the first merger, the merger or the merger transactions, in accordance with the merger agreement and the Delaware Limited Liability Company Act. As a result of the second merger, ArcherDX shall cease to exist and Merger Sub B shall survive the second merger as a continuing wholly-owned subsidiary of Invitae.
At the effective time of the first merger, the certificate of incorporation of ArcherDX shall be amended and restated so as to be identical to the certificate of incorporation of Merger Sub A as in effect immediately prior to the effective time of the first merger, except that the name of the surviving corporation in the first merger shall be “ArcherDX, Inc.” At the effective time of the second merger, the limited liability company operating agreement of the Merger Sub B shall be (i) amended and restated so as to be substantively identical to the certificate of incorporation of Merger Sub A as in effect immediately prior to the effective time of the second merger, except that the name of the surviving company shall be “ArcherDX, LLC,” and (ii) the limited liability company operating agreement of the surviving company until thereafter amended as provided therein or by applicable law. At the effective time of the first merger, the bylaws of ArcherDX shall be amended and restated so as to be identical to the bylaws of Merger Sub A as in effect immediately prior to the effective time of the first merger.

Merger Consideration
If the merger is completed, the aggregate consideration for the merger will consist of $325.0 million in cash and 30.0 million shares of Invitae common stock, plus up to an additional 27.0 million shares of Invitae common stock payable in connection with the achievement of certain milestones, which consideration is collectively referred to as the merger consideration. The actual merger consideration to be paid at the closing of the merger is subject to closing-related adjustments, based on ArcherDX’s cash, debt, net working capital, transaction expenses and other considerations at the closing of the merger. If the merger is completed, subject to certain terms and conditions set forth in the merger agreement, each share of ArcherDX capital stock issued and outstanding immediately prior to the completion of the merger (other than (1) shares held by ArcherDX as treasury stock and (2) shares held by a Holder who has properly exercised and perfected (and not effectively withdrawn or lost) such Holder's demand for appraisal or dissenters’ rights under the DGCL, both of which are collectively referred to herein as excluded shares) will be converted into the right to receive the merger consideration, which is:
•
the number of shares of Invitae common stock equal to the quotient of (i) 30.0 million shares of Invitae common stock (appropriately adjusted to reflect certain stock events as set forth in the merger agreement), divided by (ii) the fully diluted shares of ArcherDX (which shares of Invitae common stock will be subject to the Lock-Up Restriction (as defined below));

•
an amount of cash equal to the quotient of (i) the sum of (x) $325.0 million (subject to certain adjustments for ArcherDX’s debt, transaction expenses, net working capital amounts and the exercise of ArcherDX options and warrants), minus (y) the $1,000,000 expense fund set aside for the Holders’ Representative (as defined in the “Holders’ Representative” section below), divided by (ii) the fully diluted shares of ArcherDX;

•
after any Milestone (as defined and set forth below) is achieved, a certificate or book entry reflecting the number of shares of Invitae common stock (any such shares, “Milestone Shares”) equal to the quotient of (i) the difference of (A) the Milestone Shares for each Milestone (as adjusted pursuant to any exercise of the Offset Right (as defined in the “Offset Right” section below) minus (B) a portion of such Milestone Shares representing the value of certain fees owed to ArcherDX’s financial advisor in connection with the merger, divided by (ii) (A) the fully diluted shares of ArcherDX minus (B) the shares of ArcherDX common stock that were subject to outstanding options upon closing of the merger to the extent such options were held by terminated service providers who will not participate in the distribution of such Milestone Shares (which shares of Invitae common stock will be subject to the Lock-Up Restriction, if applicable); and

•
an amount of cash equal to the quotient of (i) the $1,000,000 expense fund set aside for the Holders’ Representative, when and to the extent released to ArcherDX stockholders, optionholders and warrantholders (each a “Holder” and collectively the “Holders”) as provided in the merger agreement, divided by (ii) the fully diluted shares of ArcherDX.

The “Lock-Up Restriction” means a lock-up arrangement, to be implemented through instructions by Invitae to its transfer agent, legends and any other procedures deemed reasonably appropriate by Invitae, which prevents the sale, transfer or other disposition of any shares of Invitae common stock issued pursuant to the first merger, or any interest therein, for a period of ninety (90) days following the closing of the merger.
Within one hundred twenty (120) days following the closing of the merger, Invitae will prepare a calculation regarding ArcherDX’s cash on hand, net working capital, transaction expenses, certain debt, the resulting final upfront cash consideration payable by Invitae, in each case as of the closing of the merger, and propose to the Holders’ Representative a post-closing adjustment in the form of a reduction, if required based on such calculations, to the overall merger consideration that Invitae owes under the merger agreement. The post-closing adjustment process can only result in a reduction in the amount of merger consideration that Invitae owes under the merger agreement; it cannot result in an increase in the amount of merger consideration that Invitae owes under the merger agreement. ArcherDX and the Holders’ Representative will have the opportunity to object to Invitae’s post-closing adjustment calculation and, if so, such objection will be subject to a customary dispute resolution mechanism whereby either party may submit a dispute to a mutually agreed independent accounting firm to resolve any post-closing adjustment dispute in the event a resolution cannot be reached between Invitae and the Holders’ Representative. In the event that such process determines that a post-closing adjustment in the form of a reduction to the merger consideration that Invitae owes under the merger is required, and such adjustment is greater than $1,000,000, then Invitae shall be entitled to recover the full overpayment amount by offset against future payments, if any, of Milestone Shares that might otherwise be distributed upon the achievement of the Milestones, which are more fully described below.
Within five (5) business days following the achievement of any Milestone, Invitae will deliver a notice regarding such achievement to the Holders’ Representative. Each “Milestone” (collectively, the “Milestones”) and the Milestone Shares issuable upon the achievement of each Milestone are as follows:
•	5.0 million shares upon achievement of a submission-related regulatory milestone for STRATAFIDE;
•	8.0 million shares upon achievement of an approval-related regulatory milestone for STRATAFIDE;
•	5.0 million shares upon achievement of a revenue-related commercial milestone for PCM;
•	4.0 million shares upon achievement of a submission-related regulatory milestone PCM; and
•	5.0 million shares upon achievement of an approval-related regulatory milestone for PCM.
Within ten (10) business days following Invitae’s delivery of a Milestone notice, the Holders’ Representative will deliver to Invitae a spreadsheet setting forth (i) a list of each Holder and the amount of Milestone Shares payable to such Holder (subject to certain deductions for the Offset Right (as defined in the “Offset Right” section below) and deductions for amounts owed to Evercore Group L.L.C. (which acted as ArcherDX’s financial advisor in connection with the merger)), (ii) whether such Holder’s right is contingent upon (and thus delayed until) the exercise of the right of such Holder pursuant to the merger agreement, (iii) deductions for amounts owed to Evercore Group L.L.C. (which acted as ArcherDX’s financial advisor in connection with the merger) and (iv) any additional information as Invitae may reasonably request concurrent with the delivery of the Milestone notice. Invitae must exercise “commercially reasonable efforts” to achieve the Milestones, with “commercially reasonable efforts” meaning such good faith efforts and the expenditure of resources consistent with the conduct of a company in Invitae industry, similarly situated to Invitae as of the date of the merger agreement, with respect to such company’s products, services or technology of similar commercial potential (without taking into account any action or omission by or on behalf of Invitae in bad faith that adversely affects the commercial potential of such product, service or technology), development stage and lifecycle, probability of development success, regulatory profile, and patent protection and proprietary position (without taking into account the obligation to issue any Milestone Shares hereunder or other competitive internal programs of such company); provided, that, in no event shall such efforts and expenditures be less than the efforts Invitae applies to its other comparable products, services or technology.
In the event Invitae undergoes certain change of control or similar events, exclusively licenses the products tied to the Milestones or directly or indirectly ceases the development or commercialization of the products tied to the Milestones, the Milestones will automatically be deemed to have been achieved. Invitae must provide regular reports to the Holders’ Representative regarding the status of Invitae’s efforts to achieve the Milestones. At certain times, including if requested by the Holders’ Representative, Invitae must make its representatives available to the Holders’ Representative to discuss Invitae’s ongoing efforts to achieve the Milestones. ArcherDX and the Holders’ Representative also have certain information and audit rights with respect to Invitae’s attainment of the Milestones.
Financing Transactions
The $325.0 million cash component of the merger consideration will be financed in part by the use of Invitae’s cash on hand, in part by the private placement to accredited investors of up to approximately $275.0 million in shares of Invitae common stock, and in part by the net proceeds of up to $200.0 million from a new senior secured term loan facility with Perceptive Credit Holdings III, LP. As of June 30, 2020, Invitae had approximately $168.2 million in cash and cash equivalents and approximately $253.9 million in marketable securities. Although Invitae is taking steps to complete the transactions described in this paragraph, obtaining financing is not a condition to consummation of the merger. If either the private placement or the loan facility is not completed, Invitae will be required to use additional cash on hand to finance the cash component of the merger consideration. If the private placement is completed, Invitae will be subject to certain covenants, including covenants requiring Invitae to register for resale the shares issued in the private placement and limiting Invitae’s ability to use its at the market offering facility. If the loan facility is completed, Invitae and certain of its subsidiaries, or the Obligors, will be subject to various covenants, including but not limited to minimum liquidity and minimum revenue covenants and covenants that limit the Obligors’ ability to dispose of assets, undergo a change of control, merge with or acquire other entities, incur debt, incur liens and make investments, subject to customary and other specified exclusions as set forth in the loan facility documentation.
Treatment of ArcherDX Options
At the completion of the first merger, each ArcherDX option that is outstanding, will, to the extent not vested, become fully vested, and will be treated as follows:
•
the estimated cash to shares consideration ratio of each option, rounded down to the nearest full share, will be automatically converted into the right to receive (without interest) with respect to each share of ArcherDX’s common stock subject to such portion of the option, a cash payment equal to the cash portion per company option.

•
each option other than an option referred to in the first bullet point above (i.e., the remaining options after applying the estimated cash to shares consideration ratio to each option as contemplated in the first bullet point above) will be assumed by Invitae and converted into an option to purchase shares of Invitae’s common stock. Each such converted option will continue to have and be subject to substantially the same terms and conditions as were applicable to such option immediately before the effective time of the first merger, except that (i) for the avoidance of doubt, each converted option will be fully vested and exercisable at any time, (ii) each converted option will be exercisable for that number of shares of Invitae’s common stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of ArcherDX’s common stock subject to the option immediately before the effective time of the first merger and (2) the closing exchange ratio; and (iii) the per share exercise price for each share of Invitae’s common stock issuable upon exercise of the converted option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of ArcherDX’s common stock of such option immediately before the effective time of the first merger by (2) the closing exchange ratio. Shares of Invitae common stock issuable pursuant to the converted option will be subject to the Lock-Up Restriction.

•
each option, whether subject to the first bullet point or second bullet point above, will be entitled to receive, (i) following each Milestone date, a number of shares of Invitae’s common stock equal to the applicable per share Milestone consideration, with the shares of Invitae’s common stock represented thereby subject to the Lock-Up Restriction if applicable and (ii) an amount of cash equal to up to the quotient of (x) the $1,000,000 expense fund set aside for the Holders’ Representative, when and to the extent released to the Holders, divided by (y) the fully diluted shares of company stock; provided, however, that, as to any terminated service provider as of a Milestone date, such terminated service provider will not receive any payment in respect of such Milestone.

Treatment of ArcherDX Warrants
At the effective time of the first merger, each share that is issuable upon the exercise of each warrant of ArcherDX that is unexpired, unexercised and outstanding immediately prior to the completion of the first merger will be cancelled in exchange for the right to receive the same merger consideration payable per share of ArcherDX capital stock (and subject to the Lock-Up Restriction), minus appropriate adjustments for the exercise price of such ArcherDX warrant.
Closing and Effectiveness of the Merger
As more fully set forth in the “Conditions to the Merger” section below, unless another time, date or place is agreed to in writing by Invitae and ArcherDX, the closing of the merger will occur at 10:00 a.m. (San Francisco time) on a date to be specified by Invitae and ArcherDX, but no later than the second business day after the satisfaction or waiver of the closing conditions set forth in the merger agreement (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions).
The merger will become effective at the time that both the certificate of reverse merger and certificate of forward merger have been duly filed with the Delaware Secretary of State or at such other date and time as is agreed between Invitae and ArcherDX and specified in the certificate of reverse merger and certificate of forward merger.

Conversion of Shares; Exchange of Certificates; Fractional Shares
The conversion of shares of ArcherDX capital stock (other than the excluded shares) into the right to receive the merger consideration will occur automatically at the completion of the first merger. At such time, all options, warrants and other securities convertible, exercisable or exchangeable for, or otherwise granting the right to acquire, ArcherDX capital stock (including ArcherDX options and warrants), shall no longer be outstanding, shall automatically be canceled and shall cease to exist and each holder of any shares of ArcherDX capital stock shall cease to have any rights with respect thereto, except to the extent set forth otherwise in the “Merger Consideration,” “Treatment of ArcherDX Options” and “Treatment of ArcherDX Warrants” sections above.
No later than two business days following the effective time of the first merger, Invitae shall cause its exchange agent to send to each stockholder and warrantholder of record of ArcherDX a letter of transmittal. Upon return of the letter of transmittal, duly completed and validly executed in accordance with the instructions, the record owner of such ArcherDX capital stock or warrant, as applicable, shall be entitled to receive in exchange therefor the merger consideration and the ArcherDX capital stock or warrant, as applicable, shall thereafter be canceled. Invitae shall cause the exchange agent to make payment to each such stockholder and warrantholder of record of ArcherDX promptly following receipt by the exchange agent of such duly completed letter of transmittal. If payment of any portion of the consideration provided for herein is to be made to any person other than the person in whose name the ArcherDX capital stock or warrant, as applicable, is registered, it shall be a condition of payment that the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the applicable portion of the consideration provided for herein to a person other than the registered holder of such ArcherDX capital stock or warrant, as applicable, or shall have established to the reasonable satisfaction of Invitae that such tax either has been paid or is not applicable. After the effective time of the first merger, each share of ArcherDX capital stock or share issuable pursuant to a warrant, as applicable, shall represent only the right to receive the applicable portion of the consideration provided for under the merger agreement.
The right to receive the applicable portion of the merger consideration shall be deemed to have been paid in full satisfaction of all rights pertaining to the capital stock of ArcherDX previously represented by such ArcherDX e-certificates or warrants, as applicable, and at the close of business on the effective time of the first merger, the stock transfer books of ArcherDX shall be closed. If, at any time after the Effective Time of the first merger, ArcherDX certificates or warrants, as applicable, are presented to Invitae or its Affiliates for any reason, they shall be canceled and exchanged as provided in the merger agreement.
Each of Invitae, Merger Sub B, ArcherDX and the exchange agent shall be entitled to deduct and withhold from that portion of any payments payable to a Holder such amounts that are required to be deducted and withheld with respect to the making of such payments under any tax law and pay such amounts to the appropriate taxing authority. To the extent amounts are so deducted and withheld and paid to the appropriate taxing authority in accordance with applicable law, such amounts shall be treated as having been paid to the applicable Holder.
Within five business days after the effective time of the first merger, Invitae will deliver book entries reflecting the shares of Invitae common stock to be allocated among the Holders pursuant to the merger agreement.
All fractional shares of Invitae common stock that would otherwise be issued to an ArcherDX stockholder of record as part of the merger consideration will be aggregated to create whole shares of Invitae common stock that will be issued to any Holder as part of the merger consideration. If a fractional share of Invitae common stock remains payable to an ArcherDX stockholder of record after aggregating all fractional shares of Invitae common stock payable to such ArcherDX stockholder, then such fractional stock shall be rounded up to the nearest whole number.
Representations and Warranties; Material Adverse Effect
The merger agreement contains a number of representations and warranties made by the parties thereto that are subject in some cases to exceptions and qualifications (including exceptions to the effect that there have not been, and would not reasonably be expected to be, a “material adverse effect”). See the definition of “material adverse effect” further below in this section.

The representations and warranties made by each party under the merger agreement relate to, among other things:
•	due organization, valid existence, good standing and qualification to do business;
•	corporate authorization of the merger agreement and the transactions contemplated by the merger agreement and the valid and binding nature of the merger agreement;
•	the absence of any conflicts or violations of organizational documents and other material agreements or laws;
•	required consents and approvals from governmental entities;
•	documents filed with the SEC and financial statements;
•	internal controls and disclosure controls and procedures relating to financial reporting; and
•	accuracy of information supplied or to be supplied in connection with this proxy statement/prospectus.
The merger agreement also contains additional representations and warranties of ArcherDX relating to, among other things, the following:
•	scope of business operations and subsidiaries;
•	accuracy of corporate documents made available to Invitae;
•	the unanimous approval and recommendation by the ArcherDX Board of the merger agreement and the transactions contemplated by the merger agreement;
•	ArcherDX stockholder approval;
•	capitalization;
•	options and warrants;
•	the absence of undisclosed liabilities or off-balance-sheet arrangements;
•	the absence of certain changes or events;
•	the absence of certain legal proceedings, investigations and governmental orders;
•	compliance with laws, permits and regulatory bodies;
•	tax matters;
•	employee benefit plans;
•	employment and labor matters;
•	environmental matters;
•	material contracts and related party transactions;
•	title to and condition of assets;
•	intellectual property;
•	privacy and data security;
•	compliance with certain domestic and foreign corruption laws and customs and international trade laws; and
•	broker’s, finder’s and financial advisor’s fees.
The merger agreement also contains additional representations and warranties by Invitae that the shares it issues as merger consideration will be valid, that it will have sufficient funds to provide the merger consideration, and that it has conducted certain investigations with respect to the merger.
The representations and warranties of each of the parties to the merger agreement will expire upon the completion of the merger.

Certain of the representations and warranties made by the parties are qualified as to “knowledge,” “materiality” or “material adverse effect.” For purposes of the merger agreement, “material adverse effect,” when used in reference to Invitae or ArcherDX, means any fact, condition, event, occurrence, change, circumstance or effect that, individually or in the aggregate with all other facts, conditions, changes, circumstances and effects with respect to which such defined term is used in the merger agreement, has, or would reasonably be expected to (i) have a material adverse effect on the business, assets, operations, results of operations or financial condition of such party, or (ii) materially and adversely impair such party’s ability to perform its obligations under the merger agreement without material delay, or to consummate the transactions under the merger agreement; provided, however, that any determination of whether there has been a material adverse effect shall not include any adverse effect, change, event, occurrence or state of facts (whether short term or long term):
•	that generally affects the industry in the same geography in which Invitae or ArcherDX, as applicable, operates;
•	that results from general economic or political conditions in any country where Invitae or ArcherDX, as applicable, conducts its business;
•	arising out of changes in financial, banking or securities markets in general;
•	arising out of acts of war, armed hostilities, terrorism, sabotage, curfews, riots, demonstrations or public disorders or escalation of worsening of such;
•	consisting of changes in applicable laws, regulations, orders or the like issued by any governmental authority or accounting rules (including GAAP) or the enforcement or implementation thereof;
•	consisting of any natural or man-made disaster or acts of God (including COVID-19 and related measures);
•
the announcement, pendency of or performance of the transactions contemplated under the merger agreement, including the impact of any of the foregoing on any relationships with customers, suppliers, distributors, collaboration partners, employees or regulators;

•	the taking of any action required by the terms of the merger agreement or taken at the written request of, or with the prior written consent of, the other party;
•	consisting of any failure by a party to meet any internal or published projections, forecasts or revenue or earnings predictions; or
•	arising out of or resulting from the Natera Litigation (as defined in the “Natera Litigation” section below), provided that, with respect to each of the first six bullet points above, such effect, change, event, occurrence or state of facts shall be taken into account in the determination of whether a material adverse effect has occurred solely to the extent (and only to the extent) that such effect, change, event, occurrence or state of facts materially and disproportionately affected Invitae, ArcherDX and their subsidiaries, as the case may be, relative to other participants in the industries or in the same geographies in which they operate.
Covenants and Agreements
Conduct of Business
Each of Invitae and ArcherDX has agreed to certain covenants in the merger agreement restricting the conduct of its respective business between June 21, 2020 and the earlier of the completion of the merger and the termination of the merger agreement.
Conduct of Business of ArcherDX
In general, ArcherDX has agreed that prior to the completion of the merger or the termination of the merger agreement in accordance with its terms, except as may be required by law, including COVID-19 related measures, as may be agreed in writing by Invitae (which consent will not be unreasonably withheld, delayed or conditioned), or as may be expressly contemplated or required by the merger agreement, it will and will cause its subsidiaries to use commercially reasonable efforts to:
•	conduct business in the ordinary course and in compliance with all applicable laws;

•
maintain and preserve intact the business organization and goodwill of those having business relationships with it (including with respect to the value of ArcherDX’s assets and technology and its relationships with employees, customers, suppliers, strategic partners, licensors, licensees, regulators, landlords and others having business relationships with ArcherDX or its subsidiaries) and retain the services of all present officers, directors and employees; and

•	maintain in full force and effect all insurance policies that are material to its business, as in effect on June 21, 2020.
In addition, ArcherDX has agreed that, prior to the completion of the merger or the termination of the merger agreement in accordance with its terms, except as may be required by law including COVID-19 related measures, as may be agreed in writing by Invitae (which consent will not be unreasonably withheld, delayed or conditioned), or as may be expressly permitted or required by the merger agreement, including the disclosure schedules, it will not and will cause its subsidiaries not to:
•
issue, sell, grant, dispose of, amend any term of, grant registration rights with respect to, pledge or otherwise encumber any shares of capital stock or other equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of capital stock or other equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or other equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of capital stock or other equity interests; provided, however, that ArcherDX may issue shares of its capital stock upon the exercise of options or warrants that are outstanding on June 21, 2020, in each case in accordance with the terms thereof;

•
other than accelerating all options effective as of immediately prior to the closing of the first merger, amend or waive any rights under, or accelerate the vesting under, any provision of the ArcherDX option plan or any agreement evidencing any option, warrant, convertible security or other right to acquire ArcherDX capital stock or any restricted stock purchase agreement or any similar or related contract;

•
redeem, purchase or otherwise acquire or cancel any outstanding shares of capital stock or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of capital stock or equity interests, except for forfeitures of unvested options upon termination of service of any service provider;

•
declare, set aside funds for the payment of or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any shares of capital stock or other equity interests or make any payments to the Holders in their capacity as stockholders of ArcherDX;

•	split, combine, subdivide, reclassify or take any similar action with respect to any shares of ArcherDX capital stock;
•	form any subsidiary;
•
incur, guarantee, issue, sell, repurchase, prepay or assume any (i) ArcherDX debt, or issue or sell any options, warrants, calls or other rights to acquire any debt securities of ArcherDX or its subsidiaries; (ii) obligations ArcherDX or its subsidiaries issued or assumed as the deferred purchase price of property; (iii) conditional sale obligations of ArcherDX or its subsidiaries; (iv) obligations of ArcherDX or its subsidiaries under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business); (v) obligations of ArcherDX or its subsidiaries for the reimbursement of any obligor on any letter of credit; or (vi) obligations of the type referred to in clauses (i) through (v) of other persons for the payment of which ArcherDX or its subsidiaries is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations;

•
sell, transfer, lease, license, mortgage, encumber or otherwise dispose of or subject to any lien other than a permitted lien, any properties or assets, in each case, outside the ordinary course of business and involving properties or assets with an aggregate fair market value in excess of $10,000,000;

•	make any capital expenditures in excess of $20,000,000 in the aggregate;

•
acquire or agree to acquire in any manner (whether by merger or consolidation, the purchase of an equity interest in or a material portion of the assets of or otherwise) any business or any corporation, partnership, association or other business organization or division thereof other than the acquisition of inventory and equipment in the ordinary course of business;

•
make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance funds to any person (other than travel and similar advances to employees in the ordinary course of business);

•
with respect to contracts, (i) enter into, adopt, terminate, modify, renew or amend (including by accelerating material rights or benefits under) any material contract other than in the ordinary course of business; (ii) enter into or extend the term or scope of any contract that purports to restrict ArcherDX or its subsidiaries, or any future subsidiary of a subsidiary, from engaging in any line of business or in any geographic area; (iii) enter into any material contract (or any contract that would constitute a material contract if in effect on June 21, 2020) that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the merger; or (iv) release any person from, or modify or waive any material provision of, any confidentiality or non-disclosure agreement;

•
(i) hire or terminate any employees, except for the termination of any employee for legitimate business purposes; (ii) increase the annual level of compensation payable or to become payable by ArcherDX or its subsidiaries to any of its directors or current employees other than in the ordinary course of business; (iii) grant any bonus, benefit or other compensation to any current employee or current consultant, except as required by the terms of the merger agreement or in the ordinary course of business; (iv) increase the coverage or benefits available under or otherwise modify or amend or terminate any (or create any new) company benefit plan, except as required by the terms of the merger agreement, applicable law or by the terms of any company benefit plan; (v) enter into any employment, deferred compensation, severance, consulting, non-competition or similar agreement to which ArcherDX or its subsidiaries is a party (or amend any such agreement in any respect) with a current employee or current consultant, except, in each case, as required by the terms of the merger agreement, applicable law from time to time in effect or by the terms of any company benefit plan; or (vi) enter into any transactions pursuant to which any related party purchases any services, products or technology from, or sells or furnishes any services, products or technology to, ArcherDX or its subsidiaries;

•
make, change or revoke any material election concerning taxes or tax returns, file any amended tax return or any tax return in a manner materially inconsistent with past practice, enter into any closing agreement or contract with any taxing authority with respect to taxes, settle any tax claim or assessment (other than by paying taxes in the ordinary course of business), take any affirmative action to surrender any right to claim a refund of a material amount of taxes, request any tax ruling or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of taxes;

•	make any changes in financial or tax accounting methods, principles or practices (or change an annual accounting period), except as required by applicable law;
•	amend its certificate of incorporation or bylaws;
•
adopt a plan or agreement for or carry out any complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization other than as required by the provisions of the merger agreement;

•	initiate, settle, agree to settle, waive or compromise any material action;
•	accelerate, beyond the normal collection cycle, collection of accounts receivable or delay beyond normal payment terms payment of any accounts payable, other than in the ordinary course of business;
•	accelerate or defer the construction of any premises;
•	accelerate or defer the purchase of fixtures, equipment, leasehold improvements or other capital expenditures, other than in the ordinary course of business;

•	grant or agree to grant any license to any intellectual property, other than in the ordinary course of business;
•	hire, appoint or terminate any director or officer of ArcherDX or its subsidiaries;
•
enter into any lease (either as lessor or lessee) or other form of use or occupancy agreement for the use or occupancy of any real property or amend, in any respect, or terminate any current real property leases; or

•	obligate itself to take any of the foregoing actions.
Conduct of Business of Invitae
In general, Invitae has agreed that, prior to the completion of the merger or the termination of the merger agreement in accordance with its terms, except as may be required by law, including COVID-19 related measures, as may be agreed in writing by ArcherDX (which consent will not be unreasonably withheld, delayed or conditioned), or as contemplated or expressly permitted by the merger agreement, it will use commercially reasonable efforts to:
•	conduct its business in compliance with all applicable laws;
•
maintain and preserve intact its business organization and the goodwill of those having business relationships with it (including by using commercially reasonable efforts to maintain the value of its assets and technology and preserve its relationships with employees, customers, suppliers, strategic partners, licensors, licensees, regulators, landlords and others having business relationships with it or any subsidiary); and

•	maintain in full force and effect all insurance policies that are material to its business, as in effect on June 21, 2020.
In addition, Invitae has agreed that, prior to the completion of the merger or the termination of the merger agreement in accordance with its terms, except as may be required by law, including COVID-19 related measures, as may be agreed in writing by ArcherDX (which consent will not be unreasonably withheld, delayed or conditioned), or as may be expressly permitted or required by the merger agreement, it will not and will cause its subsidiaries not to:
•
split, combine, subdivide, reclassify or take any similar action with respect to any shares of capital stock in a manner that has a material adverse effect on its ability to consummate the merger or transactions contemplated under the merger agreement;

•
adopt a plan or agreement for, or carry out, (i) any complete or partial liquidation, dissolution, restructuring or recapitalization or (ii) to the extent it would reasonably be expected to have a material adverse effect on Invitae’s ability to consummate the transactions contemplated by the merger agreement, any other merger, consolidation or other reorganization;

•
acquire or agree to acquire in any manner (whether by merger or consolidation, the purchase of an equity interest in or a material portion of the assets of or otherwise) any business or any corporation, partnership, association or other business organization or division thereof, to the extent it would reasonably be expected to have a material adverse effect on Invitae’s ability to consummate the merger or transactions contemplated under the merger agreement;

•
declare, set aside funds for the payment of or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any shares of Invitae capital stock or make any payments to Invitae stockholders in their capacity as such;

•
make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance funds to, any person to the extent it would reasonably be expected to have a material adverse effect on Invitae’s ability to consummate the transactions contemplated under the merger agreement, any merger, consolidation or other reorganization; or

•	amend its organizational documents in a manner that has an adverse effect on Invitae’s ability to consummate the merger or transactions contemplated under the merger agreement.

Stockholder Meeting and Board Recommendation
The merger agreement requires Invitae to, as promptly as practicable after the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, give notice of and convene and hold a special meeting of Invitae’s stockholders for the purposes of obtaining the following approvals, during which the Invitae Board will recommend that Invitae’s stockholders: (i) approve the merger and the transactions contemplated under the merger agreement; (ii) adopt and approve the merger agreement and the other transaction agreements to which Invitae or any of its subsidiaries is a party; (iii) adopt and approve any other proposals as the SEC (or staff members thereof) may indicate are necessary in its comments to the registration statement of which this proxy statement/prospectus forms a part or in correspondence related thereto, and of any other proposals reasonably agreed by Invitae and ArcherDX as necessary or appropriate in connection with the transactions contemplated under the merger agreement; (iv) approve the issuance of Invitae common stock as contemplated by the merger agreement in connection with the first merger, including the Milestone Shares; (v) approve any financing activities relating to the transactions contemplated under the merger agreement (including the merger); and (vi) adjourn the Invitae stockholder meeting, if necessary as provided in the merger agreement. Invitae shall use its reasonable best efforts to obtain from its stockholders the above approvals, including by actively soliciting proxies.
The Invitae stockholder meeting will initially be scheduled to be convened within 40 days after the effectiveness of the registration statement of which this proxy statement/prospectus forms a part. However, Invitae may postpone or adjourn its stockholder meeting (i) to solicit additional proxies for the purpose of obtaining the requisite stockholder approval because at the scheduled time of the Invitae stockholder meeting there are not sufficient votes to approve and adopt any of the requisite stockholder approvals, (ii) for the absence of a quorum and (iii) to allow additional time for filing or mailing of any supplemental or amended disclosure that Invitae has determined is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by Invitae’s stockholders prior to the Invitae stockholder meeting.
Except as permitted by the merger agreement in the case of an intervening event (as described below), neither the Invitae Board nor any committee thereof will (1) withhold or withdraw (or qualify or modify in any manner adverse to ArcherDX), or publicly propose to withhold or withdraw (or qualify or modify in any manner adverse to ArcherDX) the Invitae board recommendation that the Invitae stockholders approve the merger agreement, (2) fail to include the ArcherDX Board recommendation in this proxy statement/prospectus, or (3) fail to publicly reaffirm the Invitae Board recommendation within 10 days after receiving a written request to do so from ArcherDX.
Pursuant to the merger agreement, the Invitae Board may nevertheless make an adverse recommendation change to the Invitae stockholders if (i) the Invitae Board determines in good faith that the failure to make the adverse recommendation change would be inconsistent with the directors’ fiduciary duties under applicable law; (ii) Invitae has notified ArcherDX that it intends to effect such an adverse recommendation change due to the occurrence of an intervening event; (iii) for a period of 3 business days following such notice Invitae (subject to extension based on a material change to the facts and circumstances triggering the intervening event as provided in the merger agreement) makes representatives available to discuss with ArcherDX any proposed modifications to the terms and conditions of the merger agreement so that the failure to take such action would no longer be inconsistent with Invitae’s directors’ fiduciary duties under applicable law; and (iv) no earlier than the end of the foregoing negotiation period, the Invitae Board determines in good faith, that the failure to take such action would still be inconsistent with the their fiduciary duties under applicable law.
An intervening event is defined as a material event or circumstance with respect to Invitae or its subsidiaries that was neither known nor reasonably foreseeable by the Invitae Board as of June 21, 2020 (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by the Invitae Board as of June 21, 2020), which event or circumstance, or any consequence thereof, becomes known to the Invitae Board prior to obtaining the Invitae stockholder approval; provided, however, that in no event shall any of the following constitute an intervening event or be taken into account in determining whether an intervening event has occurred: (i) the receipt, existence or terms of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to, a takeover proposal or any matter relating thereto, (ii) any change in the market price, or change in trading volume, of the capital stock of Invitae or (iii) the fact that Invitae or any of its subsidiaries exceeds or fails to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to Invitae or any of its subsidiaries.
The merger agreement requires ArcherDX to distribute to each Company Stockholder this proxy statement/prospectus and a written consent whereby the ArcherDX Board will recommend that ArcherDX’s stockholders: (i) approve the merger and the transactions contemplated under the merger agreement; and (ii) adopt and approve the merger agreement and the other transaction agreements to which ArcherDX is a party, if any, as contemplated under the merger agreement (including obtaining specific approval of the person to serve as the Holders’ Representative and the provisions of the merger agreement with respect thereto). ArcherDX has already received approval of the merger from the Holders of 59% of the outstanding shares of ArcherDX capital stock, which exceeds the vote required under Delaware law to approve the merger. A condition to closing the merger is that ArcherDX receive approval of the merger from 75% of the outstanding shares of ArcherDX. ArcherDX must also take all actions required to implement the drag-along right contained in the Amended and Restated Voting Agreement dated December 11, 2019 among ArcherDX and certain stockholders identified therein. With respect to any payments or benefits that may constitute “parachute payments” under Section 280G of the Code, ArcherDX will submit such parachute payments to the ArcherDX stockholders for approval, with the understanding that the solicitation materials for such approval will not be included with this proxy statement/prospectus but instead will be distributed as a separate solicitation package to the ArcherDX stockholders.
Notice of Approval and Solicitation of Additional Written Consents from ArcherDX Stockholders
Pursuant to Section 228(e) of the DGCL, notice is given that, immediately following the execution of the merger agreement on June 21, 2020, the stockholders of ArcherDX approved the merger, the merger agreement and the transactions contemplated by the merger agreement. Under Sections 228(e) and 262(d)(2) of the DGCL, ArcherDX is required to mail to each holder of ArcherDX capital stock who has not consented in writing to the adoption and approval of the merger and the merger agreement and the transactions contemplated thereby a notice of corporate action taken without a meeting and notice of availability of appraisal rights. The notice of corporate action taken without a meeting, notice of availability of appraisal rights and a copy of Section 262 of the DGCL must be delivered to the applicable ArcherDX stockholders either following receipt of the requisite approval of the adoption and approval of the merger, merger agreement and the transactions contemplated thereby, or within ten (10) days following the effective date of the merger. Such notice, if given on or after the effective date of the merger, must also notify the stockholders of the effective date of the merger. As the notice of corporate action taken without a meeting does not notify the stockholders of the effective date of the merger, either (a) ArcherDX must send a second notice before the effective date of the merger notifying each stockholder entitled to appraisal rights of the effective date of the merger or (b) ArcherDX will send such second notice to each stockholder entitled to appraisal rights on or within ten (10) days after the effective date of the merger, provided, however, that if such second notice is sent more than twenty (20) days following the sending of the first notice, such second notice need only be sent to those stockholders entitled to appraisal rights and who have demanded appraisal rights of his, her or its shares in accordance with Section 262(d) of the DGCL. Holders of shares of capital stock of ArcherDX who desire to exercise appraisal rights must not consent to the merger and must deliver a separate demand for appraisal.
In addition, the closing conditions in the merger agreement require that holders of 75% of the outstanding shares of ArcherDX approve the merger, merger agreement and transactions contemplated thereby. On June 21, 2020, ArcherDX received approval of the holders of 59% of the outstanding shares of ArcherDX. The merger agreement requires ArcherDX to distribute this proxy statement/prospectus and a written consent to each ArcherDX stockholder who has not yet executed a written consent for the purpose of satisfying this closing condition. In addition, ArcherDX must also take all actions required to implement the drag-along right contained in the Amended and Restated Voting Agreement dated December 11, 2019 among ArcherDX and certain stockholders identified therein. With respect to any payments or benefits that may constitute “parachute payments” under Section 280G of the Code, ArcherDX will submit such parachute payments to the ArcherDX stockholders for approval, with the understanding that the solicitation materials for such approval will not be included with this proxy statement/prospectus but instead will be distributed as a separate solicitation package to the ArcherDX stockholders.

Appropriate Action; Consents; Filings
Each of Invitae and ArcherDX has agreed to cooperate with each other and use (and cause their respective subsidiaries to use) their respective reasonable best efforts to complete the transactions contemplated by the merger agreement prior to March 20, 2021 and to cause the conditions to the completion of the merger to be satisfied as promptly as reasonably practicable prior to March 20, 2021, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable prior to March 20, 2021:
•
the obtaining of all actions or non-actions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any governmental authority or other person that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by the merger agreement;

•
the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with governmental authorities) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by the merger agreement;

•
the taking of all steps as may be necessary, proper or advisable to obtain an approval from, or to avoid an action by, any governmental authority or other person in connection with the consummation of the transactions contemplated by the merger agreement; and

•
the defending of any actions, whether judicial or administrative, challenging the merger agreement or that would otherwise prevent or delay the consummation of the transactions contemplated by the merger agreement, including the merger, performed or consummated by each party in accordance with the terms of the merger agreement, including seeking to have any stay, temporary restraining order or injunction entered by any governmental authority vacated or reversed.

ArcherDX will use commercially reasonable efforts to obtain the consent, approval or waiver with respect to material contracts in connection with the consummation of the transactions contemplated under the merger agreement from third persons to the extent reasonably requested by Invitae after consulting with ArcherDX in good faith.
Each of the parties to the merger agreement, in consultation and cooperation with the other parties, each filed their respective Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) notification forms on July 6, 2020. Termination of the applicable waiting period under the HSR Act occurred on July 15, 2020. Invitae paid all filing fees and other charges for the filings required under any antitrust law by ArcherDX or Invitae.
Each of the parties to the merger agreement has further agreed to: (i) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents; (ii) give the other reasonable prior notice of any such filing, submission or other document and, to the extent reasonably practicable, of any communication with or from any governmental authority regarding the transactions contemplated under the merger agreement, and permit the other to review and discuss in advance, and consider in good faith the views, and secure the participation, of the other in connection with any such filing, submission, document or communication; and (iii) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a governmental authority or in connection with any action initiated by a governmental authority or private party, including informing the other parties as soon as practicable of any such investigation, inquiry or action, and consulting in advance, to the extent practicable, before making any presentations or submissions to a governmental authority, or, in connection with any action initiated by a private party, to any other person. In addition, each of the parties will give reasonable prior notice to and consult with the other in advance of any meeting, conference or substantive communication with any governmental authority, or, in connection with any action by a private party, with any other person, and to the extent not prohibited by applicable law or by the applicable governmental authority or other person, and to the extent reasonably practicable, not participate or attend any meeting or conference, or engage in any substantive communication, with any governmental authority or such other person in respect of the transactions contemplated under the merger agreement without the other party (as between Invitae and ArcherDX), and in the event either Invitae or ArcherDX is prohibited from, or unable to participate, attend or engage in, any such meeting, conference or communication, keep such party apprised with respect thereto. Each party has agreed to furnish to the other parties copies of all filings, submissions, correspondence and communications between it and its affiliates and their respective representatives, on the one hand, and any governmental authority or members of any governmental authority’s staff, on the other hand, with respect to the transactions contemplated under the merger agreement. Each party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may reasonably redact the material as necessary to remove certain information that is sensitive due to its personal nature, reference to valuations, requirements under contracts, preservation of legal privilege or applicable law.
The parties agreed to consult with each other with respect to obtaining all permits and consents necessary to consummate the transactions contemplated under the merger agreement. Prior to closing of the merger, the parties will not, and will ensure that none of their respective subsidiaries will, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture, business combination or other transaction or take or omit to take any action that would reasonably be expected to materially delay or prevent the effectiveness of the registration statement of which this proxy statement/prospectus forms a part or the consummation of the transactions contemplated under the merger agreement.
Employee Matters and ArcherDX Plans
Current employees of ArcherDX and its subsidiaries who continue in employment immediately following the effective time of the first merger and who become eligible to participate in any welfare benefit plan or pension plan (intended to qualify under Section 401(a) of the Code) of Invitae will receive credit for purposes of eligibility and vesting for years of service with ArcherDX and its subsidiaries prior to the closing of the merger to the extent that such service was recognized under the corresponding plan prior to the closing. However, such service will not be recognized if and to the extent that it would result in the duplication of benefits or is not possible or practical under an Invitae plan. For clarity, service credit will not be given for benefit accrual, early retirement subsidies or entitlement purposes under any Invitae plan and will not be given for any purpose under any Invitae plans or programs other than welfare benefit plans or pension plans, including any equity plans, but excluding any personal time off plans, severance plans and vacation programs.
To the extent permitted by the applicable Invitae plans, Invitae will cause (i) to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any Invitae plans to the extent waived or satisfied by a continuing employee (or covered dependent thereof) under any plan as of the closing and (ii) any deductible, co-insurance and covered out-of-pocket expenses paid on or before the closing by any continuing employee (or covered dependent thereof) to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions after the closing under any applicable Invitae plan in the same plan year in which the closing occurs.
ArcherDX and its subsidiaries will cease contributions to and terminate all of all plans effective immediately prior to closing of the merger (one day prior to closing in the case of any plan intended to qualify under Section 401(a) of the Code).
No Negotiations
Prior to the completion of the merger or the termination of the merger agreement in accordance with its terms, ArcherDX will not, and will cause its subsidiaries and representatives not to, and shall advise the Holders and their respective representatives (other than the Holders’ Representative) not to, directly or indirectly solicit, initiate or enter into any discussions, negotiations or commitments or continue in any way any discussions or negotiations with any person regarding any transaction that may compete with the merger and the transactions contemplated under the merger agreement. ArcherDX shall promptly but not later than 48 hours following the occurrence of the relevant event notify Invitae orally and in writing of any inquiries, proposals or requests for information concerning such competing transaction that are received by ArcherDX or any of its subsidiaries or the Holders or any of their representatives (other than the Holders’ Representative). The written notice shall include a summary of the material terms and conditions of such inquiry proposal or request.
Directors’ and Officers’ Indemnification and Insurance
Prior to the completion of the merger, ArcherDX will purchase a six-year prepaid “tail” insurance policy, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under ArcherDX’s existing policies of directors’ and officers’ liability insurance and fiduciary liability insurance, with respect to matters arising on or before the completion of the merger (including in connection with the merger agreement and the transactions or actions contemplated by the merger agreement). ArcherDX and Invitae each agree to bear fifty percent of the cost of such insurance coverage and ArcherDX’s share of such cost, to the extent not paid prior to the completion of the merger, will be included in the determination of ArcherDX’s transaction expenses. Invitae will cause such policy to be maintained in full force and effect, for its full term.
For six years after the completion of the merger, Invitae will cause the surviving corporation to maintain in effect the exculpation, indemnification and advancement of expenses equivalent to the provisions of the certificate of incorporation or the bylaws of ArcherDX as in effect immediately prior to the completion of the merger with respect to acts or omissions occurring prior to the completion of the merger and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any of the current or former directors or officers of ArcherDX; provided that all rights to indemnification in respect of any claim made for indemnification within such six-year period will continue until the disposition of such action or resolution of such claim. From and after the completion of the merger, Invitae will cause the surviving corporation to indemnify and hold harmless, reimburse, exculpate from liability, and advance expenses to any officer or director of ArcherDX to the same extent and on the same terms as such person is entitled by ArcherDX as of June 21, 2020.
Natera Litigation
After the completion of the merger, the surviving company and Invitae will control the lawsuit filed by Natera, Inc. against ArcherDX pursuant to the complaint filed in the United States District Court for the District of Delaware having the Case No. 1:20-cv-00125 or any other related case for infringement of any patent claim directly related to Case No. 1:20-cv-00125 (collectively, the “Natera Litigation”); provided, however that subject to the Holders’ Representative executing a non-disclosure and non-use agreement, which will not prohibit him from communicating any such information with the Holders who have a need to know such information, provided, that, any such recipients are subject to confidentiality obligations with respect thereto, and (1) Invitae agreed to keep the Holders’ Representative advised of material developments with respect to the Natera Litigation, (2) the Holders’ Representative may provide Invitae with comments and suggestions regarding the Natera Litigation, which Invitae will consider in good faith, and (3) the Natera Litigation will not be settled without the consent of the Holders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed; and provided further, that if at any time the Offset Right is no longer available with respect to any losses that may arise or result from the Natera Litigation, then the provisions of this section will no longer apply.
Additions to Invitae Board
Upon the completion of the merger, Jason Myers, the Chief Executive Officer of ArcherDX, will be appointed to the Invitae Board. In addition, the Invitae Board will engage in confidential interviews and discussions with another member of the ArcherDX Board as reasonably determined by the Invitae Board. Assuming the satisfaction with such interviews and discussions, and subject to the discretion of the Invitae Board to act in the best interest of the Invitae stockholders, the Invitae Board will consider the appointment of that individual to the Invitae Board no earlier than the closing of the merger. Any such appointment would occur in compliance with Invitae’s charter documents.
Registration Statement
If requested in writing by any consenting stockholder with respect to Invitae common stock that is not registered pursuant to the Form S-4 registration statement and may not be resold under Rule 144 without regard to any volume or manner of sale restrictions as soon as practicable following, but in any event in accordance with the timeline required by applicable legal requirements (1) with respect to Invitae common stock issued in connection with the closing of the merger and (2) with respect to Invitae common stock issued in connection with the achievement of a Milestone, Invitae will file with the SEC a resale registration statement on Form S-3 ASR registering the resale of the Invitae common stock issued to the requesting consenting stockholder on the closing date or the applicable Milestone date, as the case may be, and Invitae will use its commercially reasonable efforts to have such resale registration statement declared effective as soon as practicable after the filing thereof. Invitae’s obligations to include any shares of Invitae common stock held by any stockholder in such resale registration statement are contingent on such consenting stockholder furnishing in writing to Invitae such information regarding such consenting stockholder, the securities of Invitae held by such consenting stockholder and the intended method of disposition of such Invitae common stock, as will be reasonably requested by Invitae to effect the registration of such Invitae common stock, and such consenting stockholder will execute such documents in connection with such registration as Invitae may reasonably request that are customary of a selling stockholder in similar situations. Invitae agreed to take all necessary steps to cause such documents to be delivered to the consenting stockholder as soon as practicable after the Form S-4 registration statement is declared effective under the Securities Act of 1933 in order to permit their completion by the consenting stockholder and return to Invitae prior to the anticipated filing date for the related resale registration statement.
At all times from and after the date on which any such resale registration statement is first filed with the SEC, such resale registration statement will comply with all applicable legal requirements and will not contain an untrue statement of material fact or omit to state any material fact necessary in order to make the statements made therein not misleading in the light of the circumstances under which they were made provided, that, Invitae shall not be responsible for any statements or omissions made in reliance on and in conformity with information relating to any consenting stockholder furnished in writing to Invitae by any consenting stockholder specifically for inclusion in the resale registration statement, any prospectus or any amendment or supplement thereto. Notwithstanding the foregoing, Invitae may suspend the use of any such resale registration statement if it determines that a deferral period shall exist following the resale registration statement being declared effective by the SEC. Invitae shall maintain the effectiveness of each resale registration statement filed hereunder until the earlier of (1) such time as all shares of Invitae common stock registered under such resale registration statement may be resold under Rule 144 without regard to any volume or manner of sale restrictions or (2) all such shares of Invitae common stock shall have been previously sold. For purposes hereof, a “deferral period” shall refer to a period during which Invitae determines that the offer and sale or other disposition of Invitae common stock pursuant to a resale registration statement would require public disclosure by Invitae of material nonpublic information that Invitae is not otherwise obligated to disclose and that the immediate disclosure of such information would be materially detrimental to Invitae; provided, that, if Invitae delays the filing of any resale registration statement or suspends its use pursuant to this sentence, (A) Invitae shall not register any securities for sale by Invitae or for resale by any other securityholders during such delay or suspension period other than pursuant to a registration solely for the sale of securities to or by employees of Invitae or a subsidiary of Invitae pursuant to equity incentive plans, (B) Invitae may not suspend offers and sales or other dispositions of Invitae common stock pursuant to this sentence for more than 30 consecutive days in any one instance or 60 days in the aggregate during any 12 month period and (C) Invitae shall work in good faith and take reasonable steps to limit to the extent practicable the duration of any such delay or suspension period. In all cases, Invitae shall file or permit resales under, the case may be, such resale registration statement as soon as reasonably practicable following the lapsing or expiration of the circumstances that led Invitae to delay such filing or suspend its use. Invitae shall provide reasonable written notice of the existence of any deferral period to each consenting stockholder whose Invitae common stock is being registered under any resale registration statement.
Other Covenants and Agreements
The merger agreement contains additional covenants and agreements relating to, among other matters:
•
consultation and consent rights regarding any press releases or other public statements with respect to the merger agreement, the merger, or the other transactions contemplated by the merger agreement;

•	certain additional employee and employee benefit matters;
•	the conduct of Invitae, Merger Sub A and Merger Sub B;
•	certain tax matters;
•	certain reporting requirements under Section 16(a) of the Exchange Act; and
•	the approval for the listing of the Invitae common stock to be issued in connection with the merger on NYSE.

Conditions to the Merger
Conditions to the Obligations of Invitae, Merger Sub A and Merger Sub B to Complete the Merger
The obligations of each of Invitae, Merger Sub A and Merger Sub B to complete the merger are subject to the satisfaction or (to the extent permitted by law) waiver of the following conditions:
•
the representations and warranties of ArcherDX set forth in the merger agreement, without giving effect to qualifications in such representations and warranties with respect to materiality, material adverse or similar qualifiers, being true and correct at and as of the closing date of the merger (or, in the case of representations and warranties made as of a specific date, as of such date), and where the failure of the representations and warranties of ArcherDX set forth in the merger agreement to be accurate, individually or in the aggregate, has not had a material adverse effect; provided, however, that the representations and warranties of ArcherDX related to capitalization will be accurate in all respects at and as of the date of the merger agreement and the closing date, except for inaccuracies that are de minimis, both individually and in the aggregate;

•	ArcherDX having performed in all material respects all covenants, agreements and obligations required to be performed under the merger agreement at or prior to the completion of the merger;
•	ArcherDX having not experienced a material adverse effect since June 21, 2020;
•
no action having been instituted, commenced, threatened or remaining pending that seeks to or would reasonably be expected to (i) restrain, prevent, enjoin, prohibit or make illegal the transactions, (ii) cause the transactions to be rescinded following the closing date of the merger, (iii) impose limitations on the ability of the surviving company to conduct its business following the closing date of the merger or (iv) compel Invitae or ArcherDX to dispose of any portion of the business of ArcherDX;

•	any applicable waiting period (and any extension thereof) under the HSR Act relating to the completion of the merger having expired or early termination thereof having been granted;
•
no governmental authority of competent jurisdiction having issued or entered any order or promulgated or enacted any law after the date of the merger agreement, in each case that is in effect, having the effect of enjoining, preventing or otherwise prohibiting the completion of the merger;

•	Invitae having received a certificate from the Chief Executive Officer or the Chief Financial Officer of ArcherDX certifying that certain of the above conditions have been satisfied;
•	Invitae having received a certificate from the Chief Executive Officer or the Chief Financial Officer of ArcherDX certifying that the allocation schedule delivered to Invitae is accurate;
•
Invitae having received certificates of good standing with respect to ArcherDX issued by its jurisdiction of organization and the jurisdiction of its principal place of business, dated not more than ten business days prior to the closing date;

•
Invitae having received a certificate from the Chief Executive Officer or the Chief Financial Officer of ArcherDX conforming to the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) and the notice to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2) together with written authorization for Invitae to deliver such notice and a copy of such certificate to the IRS on behalf of ArcherDX upon the closing of the merger;

•	Invitae having received the duly executed certificate of reverse merger from ArcherDX;
•
Invitae having received from ArcherDX the resignations of each officer and director, other than those continuing officers and directors specified by Invitae, in form and substance reasonably satisfactory to Invitae;

•
Invitae having received from ArcherDX payoff letters from each lender to ArcherDX evidencing the aggregate amount of company debt that represents indebtedness for borrowed money outstanding and owing to such lender as of the closing date and an agreement that, if such aggregate amount is paid to such lender on the closing date of the merger, such indebtedness will be repaid in full and that all related liens will be released;

•	Invitae having received from ArcherDX evidence that any other outstanding liens, any related UCC filings and any related filings with the USPTO Assignment Division have been terminated;
•
Invitae having received from ArcherDX’s outside legal counsel and any financial advisor or any other person who is entitled to compensation from ArcherDX in connection with services provided with respect to the merger agreement, written statements setting forth the total amount of unpaid expenses that remain payable with respect to services rendered through the closing date of the merger;

•	ArcherDX having delivered copies of certain third-party notices and consents to Invitae;
•	ArcherDX having obtained stockholder approval or disapproval (and therefore will not pay) of any payments and/or benefits that may constitute “parachute payments” under Section 280G of the Code;
•
the Form S-4 Registration Statement having become declared effective under the Securities Act of 1933, and not being the subject of any stop order suspending the effectiveness of the Form S-4 Registration Statement;

•	ArcherDX having obtained stockholder approval by the requisite stockholders and Holders of at least 75% of the outstanding shares of ArcherDX capital stock; and
•	the shares of Invitae common stock to be issued in connection with the merger having been approved for the listing by the NYSE.
Conditions to the Obligations of ArcherDX to Complete the Merger
In addition, the obligations of ArcherDX to complete the merger are subject to the satisfaction or (to the extent permitted by law) waiver of the following conditions:
•
the representations and warranties of Invitae set forth in the merger agreement, without giving effect to qualifications with respect to any materiality, material adverse or similar qualifiers, shall be accurate at and as of the closing date of the merger (or, in the case of representations and warranties made as of a specific date, as of such date), and where the failure of the representations and warranties of Invitae contained in the merger agreement to be so accurate, individually or in the aggregate, has not had a material adverse effect on Invitae;

•
Invitae having performed or complied in all material respects with its obligations under the merger agreement that are required to be performed or complied with on or prior to the closing of the merger;

•	the non-occurrence of a material adverse effect on Invitae being true and correct;
•
no governmental authority of competent jurisdiction having issued or entered any order or promulgated or enacted any law after the date of the merger agreement, in each case that is in effect, having the effect of enjoining, preventing or otherwise prohibiting the completion of the merger;

•	any applicable waiting period (and any extension thereof) under the HSR Act relating to the completion of the merger having expired or early termination thereof having been granted;
•
the Form S-4 Registration Statement having become declared effective under the Securities Act of 1933, and not being the subject of any stop order suspending the effectiveness of the Form S-4 Registration Statement;

•	the appointment of Jason Myers to the Invitae Board, with effect as of the completion of the merger;
•	the shares of Invitae common stock to be issued in connection with the merger having been approved for listing by the NYSE; and
•
ArcherDX having received a certificate certifying that certain of the above conditions have been satisfied from the Chief Executive Officer, the Chief Financial Officer or the General Counsel of Invitae.

Termination
The merger agreement may be terminated at any time prior to the completion of the merger as follows:
•	by the mutual written consent of Invitae and ArcherDX;

•	by either Invitae or ArcherDX:
○
upon written notice to the other party, if the merger has not been completed on or before March 20, 2021, which date may be extended from time to time by mutual written consent of Invitae and ArcherDX; except where the party seeking to terminate the merger agreement for this reason failed to perform any of its obligations under the merger agreement and such failure to perform was the principal cause of or directly resulted in the failure of the completion of the merger on or before March 20, 2021;

○
if any governmental authority of competent jurisdiction has issued or entered any order or enacted any law after the date of the merger agreement that has the effect of restraining, enjoining, preventing, making illegal or otherwise prohibiting the merger, and in the case of such order, such order will have become final and non-appealable, provided that the right to terminate the merger agreement is not available to a party if a material breach by such party of its obligations under the merger agreement has been the principal cause of or principally resulted in the issuance of such order; or

○	upon written notice to the other party, if the Invitae stockholder meeting has concluded and the required stockholder approval by Invitae stockholders was not obtained;
•
by Invitae, if any of the representations or warranties of ArcherDX set forth in the merger agreement are not accurate or if ArcherDX has failed to perform any covenant or agreement on the part of ArcherDX set forth in the merger agreement (including an obligation to consummate the closing) such that the conditions to closing set forth in the merger agreement would not be satisfied and the breach or breaches causing such representations or warranties not to be accurate, or the failures to perform any covenant or agreement, as applicable, are not cured on or prior to the earlier of (i) thirty (30) days after written notice thereof is delivered to ArcherDX and (ii) March 20, 2021; provided that this provision will not be available to Invitae if Invitae is then in material breach of the merger agreement;

•	by ArcherDX:
○
if any of the representations or warranties of Invitae set forth in the merger agreement are not true and correct or if Invitae, Merger Sub A or Merger Sub B have failed to perform any covenant or agreement on the part of Invitae, Merger Sub A or Merger Sub B, as applicable, set forth in the merger agreement (including an obligation to consummate the closing) such that the conditions to closing set forth in the merger agreement would not be satisfied and the breach or breaches causing such representations or warranties not to be accurate, or the failures to perform any covenant or agreement, as applicable, are not cured on or prior to the earlier of (i) thirty (30) days after written notice thereof is delivered to Invitae and (ii) March 20, 2021; provided that this provision will not be available to ArcherDX if ArcherDX is then in material breach of the merger agreement; or

○	upon written notice to Invitae, if the Invitae Board has made an adverse recommendation change, as such term is defined in the merger agreement.
Effect of Termination
If the merger agreement is terminated as described above, the merger agreement will be null and void and of no effect, without further liability on the part of any party and each party’s rights and obligations will cease, subject to certain exceptions, including that:
•	each party shall remain liable for its willful breach of the merger agreement prior to termination;
•	the termination provisions of the merger agreement will remain in effect;
•
the Holders’ Representative will not be liable to the Holders for any action taken or omitted to be taken in connection with his services pursuant to the merger agreement or any ancillary agreements, except in certain limited cases;

•	the merger agreement and claims or causes of action arising under the merger agreement will be governed by Delaware law; and

•
any action relating to the merger agreement or the enforcement of any provision of the merger agreement will be brought exclusively in the Delaware Chancery Court, and to the extent that the Delaware Chancery Court rejects jurisdiction, in any state or federal court located in the Delaware county of New Castle.

Creditable Amount
The merger agreement requires payment by Invitae to ArcherDX in the amount of $30.0 million in cash (the “Creditable Amount”) within three business days in the event that the merger agreement is terminated (1) by either Invitae or ArcherDX because the Invitae special meeting of stockholders has concluded and the required stockholder approval by Invitae stockholders was not obtained or (2) by ArcherDX because the Invitae Board has made an adverse recommendation change.
Invitae and ArcherDX acknowledge that the Creditable Amount is not a penalty, but rather is a reasonable upfront payment toward a mutually beneficial agreement between Invitae and ArcherDX the receipt of which to the extent representing a payment in advance is intended to compensate ArcherDX for the efforts and resources expended and opportunities foregone while negotiating the merger agreement and in reliance on the merger agreement and on the expectation of the consummation of the transaction. If Invitae fails to pay the Creditable Amount, in order to obtain such payment, ArcherDX may commence a suit that results in a judgment against Invitae for the Creditable Amount, and Invitae will pay interest on the Creditable Amount from the date of payment of the Creditable Amount was due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period, together with the costs and expenses of ArcherDX in connection with such suit. In the event that the Creditable Amount payment is made by Invitae, then Invitae may request that Invitae and ArcherDX promptly commence negotiations in good faith for a period not to exceed three months with the goal of establishing a collaboration, partnership, research and development, commercial or similar agreement of mutual benefit, with the terms thereof to be acceptable to each of Invitae and ArcherDX in its respective reasonable discretion, in which event the Creditable Amount will be applied toward payments otherwise required from Invitae under such agreement. There is no obligation, however, by either party to enter into such an agreement.
Expenses
Except as otherwise described under the “Creditable Amount” section above and except for any required regulatory filing fees, all expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such expenses, whether or not the merger is completed.
Offset Right
Invitae, ArcherDX and its subsidiaries, Merger Sub A and the surviving company will be entitled to recover, via an offset right against any unissued or unearned Milestone Shares (the “Offset Right”), (x) the amount of any losses resulting from or arising out of the following and, (y) solely with respect to the Natera Litigation, 50% of the losses:
•	any claim for intentional fraud;
•	any inaccuracy in the allocation schedule;
•
any appraisal rights exercised by a Holder to the extent not covered by amounts returned to Invitae with respect to such Holder’s dissenting shares pursuant to the merger agreement, and any other action brought by a Holder or any other person claiming rights by, through or associated with such Holder that seeks to challenge any of the transactions based on adequacy of the consideration received by such Holder or claims that any director or officer of ArcherDX breached any fiduciary duty to ArcherDX or any of the Holders in connection with the negotiation, approval, execution or performance of the merger agreement or any of the transactions;

•
any breach of or failure to perform any covenant or agreement of (A) ArcherDX provided for in the merger agreement with respect to covenants required to be performed before the completion of the merger or (B) the Holders’ Representative;

•	any eligible post-closing adjustment, which is the amount equal to the final upfront cash consideration less the upfront cash consideration;
•
any pre-closing taxes, but only to the extent that such taxes were not included in the computation of the closing net working capital or company transaction expenses, in each case, as finally determined pursuant to the merger agreement; and

•	the Natera Litigation.
At the time the Stated Damages (as defined below) are determined, the aggregate number of the then remaining Milestone Shares will be reduced in an amount (the “Reduction Shares”) equal to the quotient of the final determined amount of Stated Damages divided by the average closing price for shares of Invitae common stock on the NYSE for the 20 trading day period immediately preceding the date of the applicable Offset Certificate (as defined below). Any Reduction Shares will be taken from the first available Milestone to be achieved after the delivery of the applicable Offset Certificate, and, if needed, from each next successive Milestone to thereafter be achieved until the Reduction Shares have been fully applied. No Milestone Shares may be withheld from payment in respect of the Natera Litigation unless, at the time the Milestone Shares would be paid, either (i) the Natera Litigation has been fully and finally resolved or (ii) Invitae and the Holders’ Representative mutually agree otherwise.
To exercise such Offset Right, Invitae will deliver to the Holders’ Representative a certificate signed by Invitae (the “Offset Certificate”) stating in good faith that one or more of such persons has suffered losses which are entitled to be recovered pursuant to the above Offset Right and specifying the extent of the individual items of damages (the “Stated Damages”) and the nature of the breach or other circumstance to which each such item is related. After the timely delivery of an Offset Certificate stating a bona fide claim for Stated Damages, any distribution of Milestone Shares (as defined in the “Merger Consideration” section above) will be stayed to the extent of Milestone Shares reflecting the Stated Damages. After 10 business days following the delivery of an Offset Certificate to the Holders’ Representative, the Offset Right will be deemed to be perfected and the Milestone Shares will be reduced to reflect the Stated Damages. If the Holders’ Representative timely objects in writing to an exercise of the Offset Right by Invitae, the Holders’ Representative and Invitae shall attempt in good faith to agree upon the rights of each parties with respect to the claims within twenty business days after the objection. If they should agree on a claim, a memorandum detailing the agreement, including the statement of the reduction in Milestone Shares, will be prepared and signed by each party. If no agreement can be reached after good faith negotiation, then either Invitae or the Holders’ Representative may pursue dispute resolution as provided under the merger agreement.
Holders’ Representative
By approving the merger agreement, each Holder is deemed to have irrevocably nominated, constituted and appointed the Holders’ Representative as his, her or its attorney in fact and exclusive representative and agent with full power of substitution, to act in the name, place and stead of the Holders for all purposes in connection with the merger agreement and any ancillary agreements and in taking any action in connection with any exercise of the Offset Right. Kyle Lefkoff accepted his appointment as the “Holders’ Representative.” Each Holder granted the Holders’ Representative full authority to execute, deliver, acknowledge, certify and file on behalf of each such Holder any and all documents that he may determine to be appropriate in performing his duties and do or refrain from doing any further act or deeds on behalf of the Holders which he deems necessary or appropriate in his sole discretion relating to the subject matter of the merger agreement. The Holders’ Representative does not have an obligation to act on behalf of the Holders, except as expressly provided in the merger agreement, and there are no obligations of the Holders’ Representative in any ancillary agreement, schedule, exhibit or the disclosure schedule.
If the Holders’ Representative resigns or is unable to fulfill his responsibilities, the Holders will appoint a successor reasonably satisfactory to Invitae within ten days after such resignation or inability. The Holders’ Representative shall not be liable to the Holders for actions taken or omitted to be taken in connection with his service pursuant to the merger agreement or any ancillary agreements, except in the case of liability directly caused by his willful misconduct or gross negligence. The Holders acknowledge that the Holders’ Representative will not be required to expend or risk his own funds or otherwise incur any financial liability in the exercise or performance of any of his powers, rights, duties or privileges under the merger agreement. He will not be required to take any action unless he is provided with the necessary funds, security or indemnities which may be incurred in performing such actions. Upon the completion of the merger, Invitae will wire the Holders’ Representative the expense fund amount as set forth in the merger agreement. The Holders’ Representative will hold the expense fund amount in a segregated client account and it will be used (i) for paying directly or reimbursing himself for any losses incurred pursuant to the merger agreement, or (ii) as he otherwise determines. As soon as he determines that the expense fund is no longer required to be withheld, the Holders’ Representative will distribute the remaining expense fund to the exchange agent and/or Invitae for further distribution to each Holder.
Amendment and Waiver
Amendment
Subject to the requirements of applicable law, the merger agreement may be amended by mutual agreement of the parties in writing signed by (1) Invitae, Merger Sub A, Merger Sub B and ArcherDX if such amendment is made prior to the completion of the merger, or (2) by Invitae and the Holders’ Representative if such amendment is made on or after the closing date of the merger.
Waiver
No waiver of any provision of the merger agreement will be valid unless it is in writing and signed by the party against whom the waiver would be effective. No failure or delay by any party in exercising any right under the merger agreement will operate as a waiver of such right nor will any single or partial exercise of any such right preclude any other or further exercise of any other right under the merger agreement. No notice to or demand on a party made under the merger agreement will operate as a waiver of any right of the party giving such notice or making such demand to take further action without notice or demand as permitted under the merger agreement.
Third-Party Beneficiaries
The merger agreement is not intended to and will not confer upon any person or entity other than the parties thereto any rights, benefits or remedies, except for (1) certain affiliates of Invitae for the purpose of enforcing their rights pursuant to the merger agreement, including the Offset Right, and (2) the current or former directors and officers of ArcherDX for enforcing certain director and officer indemnification and exculpation rights.
Governing Law; Jurisdiction
The merger agreement and all legal, administrative and other similar proceedings or actions (whether based on contract or tort) arising out of or relating to the merger agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that might cause the application of the laws of any jurisdiction other than the State of Delaware.
Waiver of Jury Trial
The parties have agreed to waive all rights to trial by jury in any action, proceeding or counterclaim arising out of or relating to the merger agreement.
Enforcement
The parties have agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party to the merger agreement does not perform the provisions of the merger agreement (including by failing to take such actions as are required of such party to complete the merger agreement) in accordance with the specified terms of the merger agreement or otherwise breaches the provisions of the merger agreement. Accordingly, the parties acknowledged and agreed that, in addition to any other remedy to which such party may be entitled to at law or in equity, the parties will be entitled to temporary, preliminary and/or permanent injunctions to prevent breaches of the merger agreement and to enforce compel the other parties to cause the transaction to be consummated on the terms and provisions of the merger agreement, without having to prove irreparable harm or that monetary damages would be inadequate. Each of the parties agreed that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement will not be required to provide any bond or other security in connection with any such order or injunction.

THE SPECIAL MEETING
This proxy statement/prospectus is being provided to Invitae stockholders as part of a solicitation of proxies by the Invitae Board for use at the special meeting to be held virtually at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This proxy statement/prospectus provides Invitae stockholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting.
Date, Time and Place
The special meeting of Invitae stockholders will be held virtually at 10:00 A.M., Pacific Time, on October 1, 2020. Online check-in will begin at 9:45 A.M., Pacific Time, and you should allow ample time for the check-in procedures. In light of the on-going developments related to the COVID-19 pandemic and to protect the health of Invitae employees, stockholders and the community, the special meeting will be a completely virtual meeting of stockholders conducted via live audio webcast. You will be able to attend the special meeting by visiting www.virtualshareholdermeeting.com/NVTA2020SM. You will be able to vote your shares electronically over the Internet and submit questions online during the meeting by logging in to the website listed above and using the 16-digit control number included in your proxy card.
Purpose of the Special Meeting
At the special meeting, Invitae stockholders will be asked to consider and vote on the following:
1. Adoption of the Merger Agreement. To vote on a proposal to adopt the Agreement and Plan of Merger and Plan of Reorganization, dated as of June 21, 2020, by and among Invitae Corporation, Apollo Merger Sub A Inc., Apollo Merger Sub B LLC, ArcherDX, Inc. and Kyle Lefkoff, solely in his capacity as holders’ representative (which is referred to as the merger agreement), and approve the merger contemplated thereby, which is further described in “The Merger” and “The Merger Agreement,” beginning on pages 55 and 81, respectively, and a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice, which is referred to as the merger proposal;
2. Issuance of Shares of Invitae Common Stock in Connection with a Private Placement to Accredited Investors and Issuance of Warrants to Purchase Invitae Common Stock in Connection with a Term Loan Facility. To vote on a proposal to approve, for the purposes of complying with the applicable provisions of NYSE Listing Rule 312.03 requiring stockholder approval of any issuance of securities that will have voting power of 20% or more of Invitae’s currently outstanding voting power, the issuance of up to an aggregate of approximately 16.3 million shares of Invitae common stock at a price of $16.85 per share, for gross proceeds to Invitae of approximately $275.0 million, in a private placement to accredited investors, referred to as the private placement, and the issuance of warrants to purchase 1.0 million shares of Invitae common stock at an exercise price of $16.85 per share pursuant to a new senior secured term loan facility, referred to as the term loan facility, which proceeds of the private placement and the term loan facility will be used for working capital and general corporate purposes, including to fund the cash consideration for the merger pursuant to the merger agreement, which is referred to as the securities issuance proposal; and
3. Adjournment or Postponement of the Special Meeting. To vote on a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal, which is referred to as the adjournment proposal.
Completion of the merger is conditioned on the approval of the merger proposal.
Recommendation of the Invitae Board
On June 21, 2020, the Invitae Board approved the merger agreement, declared the merger agreement advisable and determined that the merger and the other transactions contemplated by the merger agreement are in the best interests of Invitae and its stockholders. Accordingly, the Invitae Board unanimously recommends that Invitae stockholders vote “FOR” the merger proposal, “FOR” the merger-related compensation proposal and “FOR” the adjournment proposal.

Invitae stockholders should carefully read this proxy statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety for more detailed information concerning the merger and the other transactions contemplated by the merger agreement.
Record Date; Stockholders Entitled to Vote
Only holders of record of Invitae common stock at the close of business on August 19, 2020 will be entitled to notice of, and to vote at, the special meeting or any adjournments or postponements thereof.
As of the close of business on the record date, there were 132,026,268 shares of Invitae common stock outstanding and entitled to vote at the special meeting. Each share of Invitae common stock outstanding on the record date entitles the holder thereof to one vote on each proposal to be considered at the special meeting, in person or by proxy through the Internet or by telephone or by a properly executed and delivered proxy with respect to the special meeting.
A complete list of stockholders entitled to vote at the special meeting will be available for examination by any Invitae stockholder at Invitae's corporate office at 1400 16th Street, San Francisco, California 94103 for any purpose germane to the special meeting, during ordinary business hours for a period of 10 days before the special meeting, and at the time and place of the special meeting.
Voting by Invitae's Directors and Executive Officers
At the close of business on August 19, 2020, the record date for the special meeting, Invitae directors and executive officers and their affiliates were entitled to vote 720,498 shares of Invitae common stock. Invitae currently expects its directors and executive officers to vote their shares in favor of all proposals to be voted on at the special meeting, but no director or executive officer has entered into any agreement obligating him or her to do so.
Quorum
The Invitae bylaws provide that the holders of a majority of the Invitae stock issued and outstanding and entitled to vote, present in person or represented in proxy, will constitute a quorum for the transaction of business at the special meeting.
Abstentions will count for the purpose of determining the presence of a quorum for the transaction of business at the special meeting.
Broker non-votes, if any, will not be counted for the purpose of determining the presence of a quorum for the transaction of business at the special meeting.
Required Vote
The required votes to approve the proposals are as follows:
•
The merger proposal requires the affirmative vote of holders of a majority of the shares of Invitae common stock represented (in person or by proxy) at the special meeting, assuming a quorum is present.

•
The securities issuance proposal requires the affirmative vote of holders of a majority of the shares of Invitae common stock represented (in person or by proxy) at the special meeting, assuming a quorum is present.

•
The adjournment proposal requires the affirmative vote of holders of a majority of the shares of Invitae common stock represented (in person or by proxy) at the special meeting, regardless of whether a quorum is present.

Voting of Proxies by Holders of Record
If you were the record holder of your shares as of the record date, you may submit your proxy to vote by mail, by telephone or via the Internet.

Voting via the Internet or by Telephone.
•	To submit your proxy via the Internet, go to the website listed on your enclosed proxy card. Have your proxy card in hand when you access the website and follow the instructions to vote your shares.
•	To submit your proxy by telephone, call 1-800-690-6903. Have your proxy card in hand when you call and then follow the instructions to vote your shares.
•	If you vote via the Internet or by telephone, you must do so no later than 11:59 p.m., Eastern Time, on September 30, 2020.
Voting by Mail. As an alternative to submitting your proxy via the Internet or by telephone, you may submit your proxy by mail.
•
To submit your proxy by mail, simply mark your proxy card, date and sign it and return it in the postage-paid envelope. If you do not have the postage-paid envelope, please mail your completed proxy card to the following address: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

•	If you vote by mail, you should mail your proxy card early enough so that it is received before the date of the special meeting.
General
All properly signed proxies that are timely received and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted as recommended by the Invitae Board.
Treatment of Abstentions; Failure to Vote
For purposes of the special meeting, an abstention occurs when an Invitae stockholder attends the special meeting, either in person or by proxy, but abstains from voting.
•
For the merger proposal, if an Invitae stockholder present at the virtual special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a stockholder is not present at the virtual special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal (assuming a quorum is present).

•
For the securities issuance proposal, if an Invitae stockholder present at the virtual special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a stockholder is not present at the virtual special meeting and does not respond by proxy, it will have the no effect on the vote count for such proposal (assuming a quorum is present).

•
For the adjournment proposal, if an Invitae stockholder present at the virtual special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If a stockholder is not present at the virtual special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal (regardless of whether a quorum is present).

Shares Held in “Street Name”
If you are an Invitae stockholder and your shares are held in “street name” through a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other nominee. You may not vote shares held in “street name” by returning a proxy card directly to Invitae or by voting at the virtual special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee. Further, brokers, banks or other nominees who hold shares of Invitae common stock on behalf of their customers may not give a proxy to Invitae to vote those shares with respect to the merger proposal, the securities issuance proposal and the adjournment proposal without specific instructions from their customers, as brokers, banks and other nominees do not have discretionary voting power on these “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.
Therefore, if you are an Invitae stockholder and you do not instruct your broker, bank or other nominee on how to vote your shares:
•
your broker, bank or other nominee may not vote your shares on the merger proposal, which broker non-votes, if any, will have no effect on the vote count for such proposal (assuming a quorum is present);

•
your broker, bank or other nominee may not vote your shares on the securities issuance proposal, which broker non-votes, if any, will have no effect on the vote count for such proposal (assuming a quorum is present); and

•
your broker, bank or other nominee may not vote your shares on the adjournment proposal, which broker non-votes, if any, will have no effect on the vote count for such proposal (regardless of whether a quorum is present).

Attendance at the Special Meeting and Voting Electronically
Stockholders who wish to attend the special meeting will be required to present verification of ownership of Invitae common stock, such as a bank or brokerage firm account statement or voting instruction form, and will be required to present a valid government-issued photo identification, such as a driver's license or passport, to gain admittance to the special meeting.
If you are a stockholder of record and plan to attend the special meeting and wish to vote electronically, you can do so by visiting www.virtualshareholdermeeting.com/NVTA2020SM and using the control number included on your proxy materials. Please note, however, that if your shares are held of record by a broker, bank or other nominee, and you wish to vote electronically at the virtual special meeting, you must obtain a “legal proxy” from the record holder of the shares (your broker, bank or other nominee) authorizing you to vote at the virtual special meeting.
No recording of any kind will be permitted in the virtual special meeting.
Revocability of Proxies
Any stockholder of record giving a proxy has the power to revoke it at any time prior to the voting at the special meeting. If you are a stockholder of record, you may revoke your proxy in any of the following ways:
•
By delivering, before 10:00 A.M. (Pacific Time) on October 1, 2020, to Invitae's Secretary (at Invitae's executive offices at 1400 16th Street, San Francisco, California 94103) a signed written notice of revocation bearing a later date than the proxy, stating that the proxy is revoked;

•	By submitting a properly completed proxy card relating to the same shares of Invitae common stock with a later date;
•
By duly submitting a subsequently dated proxy relating to the same shares of Invitae common stock by telephone or via the Internet (i.e., your most recent duly submitted voting instructions will be followed) before 11:59 p.m., Eastern Time, on September 30, 2020; or

•
By attending the special meeting via live audio webcast and voting such shares during the virtual special meeting as described above, although attendance at the special meeting will not, by itself, revoke a proxy.

If your shares are held by a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or other nominee. You must contact your broker, bank or other nominee to find out how to do so.
Solicitation
The Invitae Board is soliciting proxies for the special meeting from its stockholders. Invitae will bear the entire cost of the solicitation of proxies, including preparation, assembly and delivery, as applicable, of this proxy statement/prospectus, the proxy card and any additional materials furnished to stockholders. Proxies may be solicited by directors, officers and a small number of Invitae's regular employees personally or by mail, telephone or facsimile, but such persons will not be specially compensated for such service. Invitae has retained D.F. King & Co, Inc., a proxy solicitation firm, to assist in the solicitation of proxies for a fee of $16,500 plus reasonable out-of-pocket costs and expenses. As appropriate, copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians that hold shares of Invitae common stock of record for beneficial owners for forwarding to such beneficial owners. Invitae may also reimburse persons representing beneficial owners for their costs of forwarding the solicitation material to such owners.
Appraisal Rights
Invitae stockholders do not have appraisal rights in connection with the merger.
Questions and Additional Information
You may contact Invitae's proxy solicitor, D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, with any questions about the special meeting, the merger, the proposals or this proxy statement/prospectus, if you would like additional copies of the proxy statement/prospectus, if you need to obtain proxy cards or other information related to the proxy solicitation or if you need help submitting a proxy or voting your shares of Invitae common stock. Stockholders, banks and brokers may call toll-free at (866) 388-7535 or email at invitae@dfking.com.
Your vote is very important regardless of the number of shares of Invitae common stock that you own. Please vote your shares via the Internet or by telephone, or sign, date and return a proxy card promptly to ensure that your shares can be represented, even if you otherwise plan to attend the virtual special meeting via live audio webcast.
Tabulation of Votes
Invitae has appointed American Stock Transfer & Trust Company, LLC, or AST, to serve as the Inspector of Election for the special meeting. AST will independently tabulate affirmative and negative votes and abstentions.
Adjournments
Subject to certain restrictions contained in the merger agreement, the special meeting may be adjourned to allow additional time for obtaining additional proxies. No notice of an adjourned meeting need be given if the time and place thereof are announced at the meeting at which the adjournment was taken unless:
•	the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting; or
•
if, after the adjournment, a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, in which case the Invitae Board will fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and will give notice of the adjourned meeting to each stockholder of record as of such record date.

At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.
Special Meeting Proposals
Item 1.	The Merger Proposal
(Item 1 on proxy card)
In the merger proposal, Invitae is asking its stockholders to adopt the merger agreement. Approval of the merger proposal by Invitae stockholders is required for completion of the merger.
The Invitae Board unanimously recommends a vote “FOR” the merger proposal (Item 1).

Item 2.	The Securities Issuance Proposal
(Item 2 on the proxy card)
Pursuant to NYSE Listing Rule 312.03, which requires stockholder approval of certain transactions that result in the issuance of 20% or more of the outstanding voting power before the issuance of stock or securities, Invitae is asking its stockholders to approve the issuance of up to an aggregate of approximately 16.3 million shares of Invitae common stock at a price of $16.85 per share, for gross proceeds to Invitae of approximately $275.0 million, in a private placement to accredited investors, referred to as the private placement, and the issuance of warrants to purchase 1.0 million shares of Invitae common stock at an exercise price of $16.85 per share pursuant to a new senior secured term loan facility, referred to as the term loan facility, which proceeds of the private placement and the term loan facility will be used for working capital and general corporate purposes, including to fund the cash consideration for the merger pursuant to the merger agreement.
The Invitae Board unanimously recommends a vote “FOR” the proposal to approve the securities issuance proposal (Item 2).
Item 3.	The Adjournment Proposal
(Item 3 on the proxy card)
The special meeting may be adjourned to another time or place from time to time, if necessary or appropriate, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal.
If, at the special meeting, the number of shares of common stock present or represented and voting in favor of the merger proposal is insufficient to approve the merger proposal, Invitae intends to adjourn the special meeting in order to enable the Invitae Board to solicit additional proxies for approval of the merger proposal.
In the adjournment proposal, Invitae is asking its stockholders to authorize the holder of any proxy solicited by the Invitae Board to vote in favor of granting authority to the proxy holders, and each of them individually, to adjourn the special meeting to another time and place for the purpose of soliciting additional proxies. If the stockholders approve the adjournment proposal, Invitae could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders who have previously voted.
The Invitae Board unanimously recommends a vote “FOR” the adjournment proposal (Item 3).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of Invitae, Singular Bio, Inc. (“Singular Bio”), Jungla, Inc. (“Jungla”), and ArcherDX; and are adjusted to give effect to the June 2019 acquisition of Singular Bio, the July 2019 acquisition of Jungla, as well as the pending ArcherDX merger, referred herein as the merger or the merger transactions, but do not adjust for the non-significant acquisitions completed at the end of 2019 and the beginning of 2020. In order to finance the merger, Invitae entered into a debt commitment letter to permit us to obtain a credit facility (the “debt financing”) and a Securities Purchase Agreement for the sale of shares of Invitae common stock (the “equity financing”); both of which are expected to close at the same time as the merger.
The following unaudited pro forma condensed combined balance sheet as of June 30, 2020 is based on Invitae’s historical unaudited condensed consolidated balance sheet and ArcherDX’s unaudited condensed consolidated balance sheet as of June 30, 2020. The unaudited pro forma condensed combined balance sheet gives effect to the merger, pending debt financing, and pending equity financing (the “transactions”) as if each had occurred on June 30, 2020, and includes all adjustments that are directly attributable to the pending transactions and are factually supportable. The unaudited pro forma condensed combined balance sheet includes Singular Bio and Jungla financial information as both transactions were reflected in Invitae’s balance sheet at June 30, 2020 included in Invitae’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2020.
The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2019 combine the historical statement of operations of Invitae, Singular Bio and Jungla adjusted to reflect Invitae’s acquisition of Singular Bio and Jungla as if they had occurred on January 1, 2019. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2020 includes Singular Bio and Jungla financial information as the operations from both transactions were reflected in Invitae’s statement of operations for the six months ended June 30, 2020 included in Invitae’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2020.
The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 and the six months ended June 30, 2020 combine the historical statements of operations of Invitae and ArcherDX adjusted to reflect the pending transactions as if all occurred on January 1, 2019.
The historical consolidated statements of operations have been adjusted in the unaudited pro forma condensed combined statements of operations to give effect to pro forma events that are: directly attributable to the acquisitions and transactions, factually supportable, and expected to have a continuing impact on the combined results following the acquisitions and transactions.
The completion of the merger is subject to various closing conditions, including, among others, (i) approval by Invitae’s stockholders of the proposal to approve and adopt the merger agreement, or the merger proposal, (ii) delivery of closing certificates, including the Closing Certificate, Allocation Schedule Certificate, Good Standing Certificates, FIRPTA Certificate, and Certificate of Reverse Merger, (iii) the accuracy of the representations and warranties of ArcherDX and Invitae, (iv) the performance by ArcherDX and Invitae in all material respects of their respective obligations under the merger agreement, (v) no material adverse effect, litigation, injunctions or restraints, and (vi) receipt of NYSE listing approval for the shares of Invitae common stock to be issued in the merger.
The unaudited pro forma condensed combined financial statements assume that (i) the merger proposal is approved by Invitae’s stockholders and (ii) all other merger-related transactions (e.g., the pending debt financing and pending equity financing) are consummated.
The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not intended to represent or be indicative of the consolidated financial results of operations in future periods or the results that actually would have been achieved if Invitae, Singular Bio, Jungla, and ArcherDX had been a combined company during the periods presented. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma condensed combined statement of operations does not reflect any operating efficiencies and/or cost savings that Invitae may achieve with respect to the combined companies.

These unaudited pro forma condensed combined financial statements should be read in conjunction with the following:
•
The historical audited consolidated financial statements of Invitae as of and for the year ended December 31, 2019 included in Invitae’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on March 2, 2020;

•
The historical unaudited consolidated financial statements of Invitae as of and for the six months ended June 30, 2020 included in Invitae’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed with the SEC on August 4, 2020;

•	ArcherDX’s audited financial statements and notes for the year ended December 31, 2019 and 2018 included elsewhere in this proxy statement/prospectus;
•	ArcherDX’s unaudited financial statements and notes thereto for the six months ended June 30, 2020 included elsewhere in this proxy statement/prospectus;
•
Singular Bio's financial statements and notes thereto for the three months ended March 31, 2019 included as Exhibit 99.2 to Amendment No. 1 to Invitae's Current Report on Form 8-K filed August 28, 2019; and

•
Jungla's financial statements and notes thereto for the three months ended March 31, 2019 included as Exhibit 99.2 to Amendment No. 1 to Invitae’s Current Report on Form 8-K filed with the SEC on September 27, 2019.

INVITAE CORPORATION
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2020
(in thousands)
	Invitae Historical	ArcherDX Historical	Pro Forma Adjustments (Note 4)	Notes	Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$168,203	$21,883	$43,807	A, B, C, D	$233,893
Marketable securities	253,933	—	—		253,933
Accounts receivable	27,905	20,828	—		48,733
Prepaid expenses and other current assets	21,081	16,367	—		37,448
Total current assets	471,122	59,078	43,807		574,007
Property and equipment, net	43,381	16,591	—		59,972
Operating lease assets	38,239	5,879	—		44,118
Restricted cash	6,343	—	—		6,343
Intangible assets, net	192,644	583	1,043,746	E	1,236,973
Goodwill	211,225	4,972	1,039,357	F	1,255,554
Other assets	6,921	2,428	—		9,349
Total assets	$969,875	$89,531	$2,126,910		$3,186,316
Liabilities and stockholders' equity
Current liabilities:
Accounts payable	20,091	12,898	(4,795)	D, G	28,194
Accrued liabilities	99,490	18,117	1,059	D, H	118,666
Operating lease obligations	6,339	1,382	—		7,721
Finance lease obligations	977	—	—		977
Total current liabilities	126,897	32,397	(3,736)		155,558
Operating lease obligations, net of current portion	42,134	4,918	—		47,052
Finance lease obligations, net of current portion	879	—	—		879
Convertible senior notes, net	276,092	—			276,092
Debt	—	41,717	66,714	B, G	108,431
Deferred tax liability	10,250	—	43,862	I	54,112
Other long-term liabilities	49,428	76,784	650,601	G, H	776,813
Total liabilities	505,680	155,816	757,441		1,418,937
Contingent preferred stock	—	115,347	(115,347)	M	—
Stockholders' equity:
Common stock	13	66	(62)	A, K, M	17
Accumulated other comprehensive loss	572	—	—		572
Additional paid-in capital	1,487,217	5,329	1,200,952	A, J, K, L, M	2,693,498
Accumulated deficit	(1,023,607)	(187,027)	283,927	C, D, I, L, M	(926,707)
Total stockholders' equity	464,195	(181,632)	1,484,817		1,767,380
Total liabilities and stockholders' equity	$969,875	$89,531	$2,126,910		$3,186,316
See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

INVITAE CORPORATION
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2020
(in thousands, except per share data)
	Invitae Historical	ArcherDX Historical	Pro Forma Adjustments (Note 4)	Notes	Pro Forma Combined
Revenue:
Test revenue	$108,177	$—	$—		$108,177
Pharma development services	—	15,718	—		15,718
Precision oncology products	—	15,410	—		15,410
Other revenue	2,262	—	—		2,262
Total revenue	110,439	31,128	—		141,567
Cost of test and other revenue	83,374	—	—		83,374
Cost of pharma development services	—	7,655	15,772	E, N	23,427
Cost of precision oncology products	—	5,451	11,231	E, N	16,682
Research and development	130,631	35,853	1,212	N	167,696
Selling and marketing	81,640	10,185	1,307	N	93,132
General and administrative	54,660	57,623	(35,694)	D, E, G, N	76,589
Loss from operations	(239,866)	(85,639)	6,172		(319,333)
Other income (expense), net	(16,728)	(30,147)	31,992	G	(14,883)
Interest expense, net	(10,936)	(1,998)	(9,057)	B, G	(21,991)
Net loss before taxes	(267,530)	(117,784)	29,107		(356,207)
Income tax benefit	(2,600)	—	—		(2,600)
Net loss	$(264,930)	$(117,784)	$29,107		$(353,607)
Net loss per share, basic and diluted	$(2.35)	$(18.09)			$(2.22)
Shares used in computing net loss per share, basic and diluted	112,765	6,511	39,809	M, O	159,085
See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

INVITAE CORPORATION
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019
(in thousands, except per share data)
	Invitae Historical	Singular Bio Pro Forma (Note 5)	Jungla Pro Forma (Note 6)	Invitae, Singular Bio and Jungla Pro Form Combined	ArcherDX Historical	Pro Forma Adjustments (Note 4)	Notes	Pro Forma Combined
Revenue:
Test revenue	$212,473	$—	$—	$212,473	$—	$—		$212,473
Pharma development services	—	—	—	—	27,921			27,921
Precision oncology products	—	—	—	—	22,644	—		22,644
Other revenue	4,351	—	—	4,351	—	—		4,351
Total revenue	216,824	—	—	216,824	50,565	—		267,389
Cost of test and other revenue	118,103	—	2,403	120,506	—	—		120,506
Cost of pharma development services	—	—	—	—	9,212	30,065	E, N	39,277
Cost of precision oncology products	—	—	—	—	7,335	23,939	E, N	31,274
Research and development	141,526	(38,238)	358	103,647	34,172	2,424	N	140,243
Selling and marketing	122,237	—	—	122,237	15,428	2,616	N	140,281
General and administrative	79,070	(5,435)	(2,941)	70,694	21,643	15,262	E, G, N	107,599
Loss from operations	(244,112)	43,673	180	(200,260)	(37,225)	(74,307)		(311,792)
Other income (expense), net	(3,891)	26	—	(3,865)	(824)	1,552	G	(3,137)
Interest expense, net	(12,412)	3	—	(12,409)	(2,432)	(20,170)	B, G	(35,011)
Net loss before taxes	(260,415)	43,702	180	(216,533)	(40,481)	(92,925)		(349,940)
Income tax expense / (benefit)	(18,450)	3,950	8,750	(5,750)	497	—		(5,253)
Net loss	$(241,965)	$39,752	$(8,570)	$(210,783)	$(40,978)	$(92,925)		$(344,687)
Net loss per share, basic and diluted	$(2.66)			$(2.27)	$(6.39)			$(2.48)
Shares used in computing net loss per share, basic and diluted	90,859	1,160	735	92,754	6,415	39,905	M, O	139,074
See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
1.	Pending merger of ArcherDX
In June 2020, Invitae signed an Agreement and Plan of Merger and Reorganization (the “merger agreement”) to acquire 100% of the equity interest of ArcherDX, Inc., a privately held company specializing in precision oncology and genomic analysis, for consideration with an estimated fair value of $2.1 billion, comprised of shares of Invitae common stock, Invitae stock option awards, additional shares of Invitae common stock to be issued in the future contingent upon the completion of certain milestones, and the remainder in cash.
The merger will be accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 - Business Combinations. Under the acquisition method of accounting, the total purchase price of the merger is allocated to the tangible and identifiable intangible assets and liabilities assumed based on their relative fair values. The excess of the purchase price over the net assets is recorded as goodwill. The purchase price allocation is preliminary because valuation of the net assets is still being finalized. Accordingly, the pro forma adjustments related to the purchase price allocations and certain other estimates, assumptions, and adjustments are preliminary and subject to change, which changes could be significant.
For purposes of these unaudited pro forma condensed combined financial statements, the merger consideration is estimated assuming the closing price of $30.96 for Invitae’s common stock on August 6, 2020. Per the terms of the merger agreement 26.2 million shares of Invitae common stock are issued to ArcherDX stockholders and warrant holders with an estimated fair value of $810.8 million based on August 6, 2020 closing share price of $30.96. The estimated fair value of the consideration may change materially based on changes in the price of shares of Invitae common stock.
The merger agreement provides that the outstanding ArcherDX stock option awards would be replaced with cash and Invitae stock option awards. The total value of the combined cash and Invitae stock option awards is proportional to the contractual value of the consideration provided to ArcherDX stockholders. Based on a cash paid to ArcherDX stockholders and Invitae’s closing share price on August 6, 2020, ArcherDX option holders would receive an estimated cash payout of $32.2 million with the remaining ArcherDX stock option awards converting into an estimated 3.8 million fully vested Invitae stock option awards with an estimated fair value of $108.4 million. Because the ArcherDX stock option awards that are outstanding and unvested prior to the merger will become fully vested per the terms of the merger agreement, the acceleration of vesting will require us to allocate the fair value of the consideration provided attributable to pre-combination service to the purchase price and the remaining amount to be accounted as a post-combination expense. Based on these estimates at the acquisition date, Invitae will recognize an estimated $91.7 million in post-close expense related to the acceleration of unvested equity, which will be recorded as general and administrative expense.
As part of the merger, Invitae may be required to pay an estimated fair value of $836.2 million in additional consideration based on the achievement of certain milestones; $828.8 million of which will be in the form of shares of Invitae common stock and the remainder in cash. The milestones relate to the submission to and approval from regulatory authorities related to certain technologies that ArcherDX is in process of developing and the achievement of a cumulative revenue target related to an ArcherDX specific product. Invitae estimates that it is probable that all milestones will be achieved within three years. The fair value of the contingent consideration is estimated based on 26.8 million shares expected to be issued and the closing share price as of August 6, 2020, as well as the estimated future cash payments. In addition to achieving the milestones, the ArcherDX option holders are subject to continuing employment requirements, and therefore, an estimated $105.3 million will be recognized as expense over the period that the services are provided. If any option holders cease employment before any or all milestone achievement dates, their right to additional consideration is forfeited and the consideration is redistributed to the ArcherDX equity holders and remaining option holders. The consideration issuable to ArcherDX stockholders and warrant holders is estimated to be $730.9 million and included in the purchase price as contingent consideration. The material factors that may impact the fair value of the contingent consideration are the probabilities and the share price used to estimate the fair value. Significant changes in any of the probabilities of success or share price would result in significant changes in the fair value.

The estimated preliminary purchase price and post-combination expense for the merger is as follows (in millions):
	Purchase Price	Day 1 Expense	Post-Combination Expense	Total
Cash consideration	$313.5	$21.1	$—	$334.6
Liabilities incurred	730.9	—	105.3	836.2
Equity consideration	848.6	70.6	—	919.2
Total	$1,893.0	$91.7	$105.3	$2,090.0
The estimated value of the consideration does not purport to represent the actual value of the total consideration that will be received by ArcherDX’s stockholders when the merger is completed. In accordance with US GAAP, the fair value of the shares of Invitae common stock to be issued as part of the consideration will be measured at the closing date at the then-current market price. This requirement will likely result in a per share value component different from the $30.96 per share on August 6, 2020 assumed in the calculation, and that difference may be material. For example, an increase or decrease of 10% in the closing price of shares of Invitae common stock from the closing price assumed in these unaudited pro forma condensed combined financial statements would change the value of the purchase price by approximately $157.5 million, inclusive of changes in the estimated fair value of the contingent consideration of $72.4 million, which would result in an equivalent increase or decrease to goodwill and intangibles acquired because of the benchmarking valuation approach (described below). A 10% change in the closing share price would also increase or decrease the value of the post-close compensation expense by approximately $10.5 million. However, a change in the closing share price does not change the number of Invitae shares to be issued nor Invitae stock option awards issued.
(in millions)	Pro Forma	-10% change	+10% change
Price per share	$30.96	$27.86	$34.06
Purchase price	1,893.0	1,735.6	2,050.6
Day 1 expense	91.7	83.9	99.4
Post-close compensation expense	105.3	94.7	115.8
Total	$2,090.0	$1,914.2	$2,265.8
$ change vs pro forma	n/a	(175.9)	175.7
% change vs pro forma	n/a	(8%)	8%
The following table provides the estimated, preliminary pro forma purchase price allocation (in millions):
Cash and cash equivalents	$21.8
Accounts receivable, net	20.8
Other current assets	16.4
Non-current assets	24.9
Intangible assets	1,044.3
Accounts payable	(9.8)
Accrued liabilities	(11.8)
Other short-term liabilities	(1.4)
Deferred revenue	(6.3)
Other long-term liabilities	(4.9)
Deferred tax liability	(245.3)
Estimated total net identifiable assets acquired	848.7
Goodwill	1,044.3
Estimated total purchase price	$1,893.0
Invitae’s purchase price allocation for the merger is preliminary and subject to revision once the merger is complete and as additional information about the fair value of assets and liabilities becomes available. Invitae has not completed a full, detailed valuation analysis necessary to determine the fair values of ArcherDX’s identifiable assets to be acquired and liabilities to be assumed. As of the date of this proxy statement/prospectus filing, the valuation studies necessary to estimate the fair values of the assets acquired and liabilities assumed have been performed based on publicly available benchmarking information as well as a variety of other assumptions, including market participant assumptions, as there are limitations on the type of information that can be exchanged between Invitae and ArcherDX at this time. Until the merger is complete, all the relevant information will not be known. Differences between preliminary estimates and the final acquisition accounting will occur, and these differences may be material. The pro forma adjustments described below were developed based on Invitae management’s assumptions and estimates, including assumptions relating to the consideration paid and the fair value of the identifiable assets acquired and liabilities assumed from ArcherDX. The amounts of the acquisition consideration, assets acquired and liabilities assumed that will be used in acquisition accounting will be based on their respective fair values as determined at the time of closing, and may differ significantly from these preliminary estimates.
2.	ArcherDX Accounting Policies Historical Financial Statement Reclassification
ArcherDX’s historical audited and unaudited consolidated financial statements were prepared in accordance with U.S. GAAP. Invitae performed certain procedures for the purposes of identifying material differences in significant accounting policies between Invitae and ArcherDX, and any accounting adjustments that would be required in connection with adopting uniform policies. These procedures included a review of ArcherDX’s publicly disclosed summary of significant accounting policies and preliminary discussion with ArcherDX management. Invitae does not believe there are any differences in the accounting policies that will result in material adjustments to Invitae’s consolidated financial statements. Upon completion of the merger, or as more information becomes available, Invitae will perform a more detailed review of the ArcherDX accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements.
Additionally, the historical consolidated statements of operations and balance sheet of ArcherDX presented herein have been adjusted by condensing certain line items including: (i) inventory into other current assets, (ii) accrued expenses, accrued compensation, other current liabilities and deferred revenue into accrued liabilities; and (iii) contingent consideration expense into general and administrative expense.
3.	Financing Transactions
In connection with the merger and as a condition under the merger agreement, Invitae entered into a debt commitment letter (the “Commitment Letter”) with Perceptive Credit Holdings III, LP (“lender”) to permit us to obtain a credit facility equal to an aggregate of up to $200.0 million, but not below $135.0 million (the “debt financing”). The funds from the facility will be used (i) to finance the merger in part, (ii) to pay fees, costs and expenses related to the credit facility, the merger, and the pending equity financing (discussed below), and (iii) for other general working capital purposes. As part of the Commitment Letter, on the closing date of the pending debt financing, Invitae will issue warrants to the lender which are immediately exercisable into 1.0 million shares of Invitae common stock.
In addition, Invitae entered into a Securities Purchase Agreement with the investors named therein pursuant to which Invitae will issue 16.3 million shares of common stock to the investors at a price of $16.85 per share (the “equity financing”). The proceeds from the equity financing will be used to finance the merger.
4.	Pro Forma adjustments related to the pending merger of ArcherDX
The adjustments included in the unaudited preliminary pro forma condensed combined financial statements are as follows:
A.	To reflect the net cash generated of $263.6 million and related issuance of 16.3 million shares for the pending equity financing.
B.
To reflect the net cash received and related obligation under the pending debt financing, using an estimated initial borrowing of $135.0 million, and debt discount and issuance costs of $26.6 million, including warrants issued to the lender (see Adjustment J).

To also reflect additional estimated interest expense from the pending debt financing, including amortization of debt issuance costs, including warrants issued (see Adjustment J), for the six months ended June 30, 2020 and year ended December 31, 2019 as if the financing had occurred on January 1, 2019. Interest expense has been adjusted as follows (in millions):
	Six months ended June 30, 2020	Year ended December 31, 2019
Principal amount	$135.0	$135.0
Effective interest rate	10.75%	11.10%
Interest on principal	7.3	15.0
Amortization of debt issuance costs	3.9	7.8
Total interest expense	$11.1	$22.8
C.
To reflect the estimated cash to be paid to stockholders of ArcherDX of $334.6 million and the retained earnings impact for the non-recurring post-close compensation expense related to the accelerated vesting of equity awards.

D.
To adjust the nonrecurring transaction expenses incurred by Invitae and reflect the estimated nonrecurring transaction expenses to be incurred by Invitae through the close of the pending merger. The transaction expenses incurred by Invitae of $3.6 million and by ArcherDX of $0.7 million for the six months ended June 30, 2020 are eliminated in the pro forma condensed combined statement of operations as an adjustment to general and administrative expense and a reclassification in the pro forma condensed combined balance sheet as an elimination from accounts payable for $1.7 million and accrued expenses of $2.5 million and a reduction to cash for $4.2 million. Additionally, the estimated nonrecurring transaction expenses to be incurred by Invitae are recorded as an adjustment to retained earnings and cash for $12.9 million.

IPO costs of $3.0 million incurred by ArcherDX for the six months ended June 30, 2020 are also eliminated as an adjustment to general and administrative expense.
E.
To reflect an adjustment for the intangible assets acquired including in-process research and development (“IPR&D”), and finite life intangible assets (such as developed technology, customer relationships, and trademarks/trade names), valued at $1.0 billion; which as noted above is preliminary and subject to change once the pending merger is completed. Invitae estimates an average 10-year economic life of the finite intangibles based on benchmarking of comparable transactions. The finite life intangible assets are amortized to cost of pharma development services and cost of precision oncology products over the weighted-average useful life of 10-years resulting in amortization of $26.1 million for the six months ended June 30, 2020 and $52.2 million for the twelve months ended December 31, 2019.

At the date of this filing, Invitae analyzed the allocations of non-identifiable assets to determine a benchmark for valuation purposes. An increase or decrease of 10% in the intangible asset allocation assumption would increase or decrease intangible assets by $208.9 million. With other assumptions held constant, a 10% increase in the intangible asset allocation assumption would increase pro forma amortization expense by approximately $5.22 million for the six months ended June 30, 2020 and $10.4 million for the twelve months ended December 31, 2019. A more comprehensive valuation process will occur when the pending merger is completed.
Additionally, to reflect the elimination of historical ArcherDX intangible assets and the related amortization expense of $0.3 million in general and administrative expense for the six months ended June 30, 2020 and $1.0 million in general and administrative expense for the twelve months ended December 31, 2019.
F.	To reflect estimated goodwill recognized from the merger, and the elimination of historical ArcherDX goodwill.
G.
To eliminate ArcherDX’s historical outstanding debt and debt-like items, including (i) the historical loan outstanding, net of issuance costs of $41.7 million, (ii) accounts payable of $3.1 million, and (iii) other long-term liabilities of $76.8 million related to historical warrants issued and historical contingent consideration.

To also reflect the elimination of (i) historical interest expense for ArcherDX debt of $2.1 million for the six months ended June 30, 2020 and $2.6 million for the year ended December 31, 2019; (ii) the elimination of changes in the fair value of the historical warrant liability of $32.0 million for the six months ended June 30, 2020 and $1.6 million for the year ended December 31, 2019, and (iii) the elimination of changes in the fair value of the historical contingent consideration liability of $39.1 million for the six months ended June 30, 2020 and $5.8 million expense for the year ended December 31, 2019. The ArcherDX debt and debt-like items will not be assumed by Invitae.
H.
To reflect the estimated fair value of the contingent consideration of $730.9 million which will be settled with an estimated 26.8 million shares of Invitae common stock and the remaining portion in cash. The payments to be made within 12 months in cash of $3.6 million are classified as current liabilities and recorded in accrued liabilities. The remaining amount is classified as noncurrent and recorded in other long-term liabilities.

I.
To reflect a net estimated $43.9 million increase in deferred tax liabilities as a result of the merger consisting of $245.3 million of deferred tax liabilities arising from estimated purchase adjustments in connection with the merger offset by an estimated $201.5 million decrease in the valuation allowance on Invitae’s deferred tax assets. Following the merger, ArcherDX and Invitae anticipate filing a consolidated federal return. As a result of the Tax Cuts and Jobs Act, federal net operating losses arising in 2018 and later years can only offset 80% of taxable income. As a result of the expected consolidated federal tax return filings, the deferred tax liabilities assumed in connection with the merger can serve as a source of income to support the realization of the Invitae’s deferred tax assets. In order to estimate the decrease in the valuation allowance on Invitae’s deferred tax assets, Invitae has assumed that only 80% of the federal deferred tax liabilities assumed or $201.5 million tax-effected may serve as a source of income as the majority of the Invitae’s net operating loss (“NOL”) carryover deferred tax assets were generated in 2018 and later years.

J.
To reflect the warrants issued as part of the pending debt financing to the lender to purchase 1.0 million shares of Invitae common stock. The fair value of the warrants to be issued was estimated by using a Black-Scholes model at $23.5 million. This estimate is subject to change once the warrants are issued, and may differ materially.

K.	To reflect the estimated issuance of 26.2 million shares of Invitae common stock in connection with the merger.
L.
To reflect the estimated 3.8 million Invitae stock option awards, with an estimated fair value of $108.4 million based on Invitae’s closing share price as of August 6, 2020 less the estimated exercise price, granted in connection with the merger and the impact to retained earnings for the non-recurring post-close compensation expense related to the accelerated vesting.

M.	To eliminate ArcherDX’s historical equity including shares outstanding.
N.
To reflect the estimated post-combination expense related for consideration paid to ArcherDX stock option holders for meeting certain milestones and continuing employment. The estimated post-close expense will have a continuing impact to Invitae for a period longer than 12 months, will be recognized over the estimated period to achieve each milestone, and is allocated to each financial statement line item as follows (in millions):

	Six months ended June 30, 2020	Year ended December 31, 2019
Cost of pharma development revenue	$0.5	$1.0
Cost of precision oncology revenue	0.4	0.8
Research and development expense	1.2	2.4
Sales & marketing expense	1.3	2.6
General & administrative expense	11.0	22.0
Total	$14.4	$28.8
O.
To reflect the additional 26.2 million shares of Invitae common stock to be issued and 3.8 million fully vested Invitae stock option awards granted as part of the merger and 16.3 million shares of Invitae common stock to be issued as part of the pending equity financing. Potentially dilutive securities, consisting of the contingent consideration agreed to as part of the merger and warrants issued as part of the pending debt financing, were excluded from the calculation of diluted net loss per share because their effect would be antidilutive for all periods presented.
5.	Acquisition of Singular Bio and Pro Forma Adjustments
In June 2019, Invitae acquired 100% of the fully diluted equity of Singular Bio, a privately held company developing single molecule detection technology, for approximately $57.3 million, comprised of $53.9 million in the form of 2.5 million shares of Invitae common stock and the remainder in cash.
Prior to the acquisition, in September 2018 Invitae entered into a co-development agreement with Singular Bio whereby Invitae paid Singular Bio $3.0 million for a 12-month right of first refusal and an opportunity to conduct due diligence on its business. As of January 2019, Invitae made all required payments under the terms of this co-development agreement.
In connection with the acquisition, all of Singular Bio's equity awards that were outstanding and unvested prior to the acquisition became fully vested per the terms of the Singular Bio merger agreement. The acceleration of vesting required us to allocate the fair value of the equity attributable to pre-combination service to the purchase price and the remaining was considered Invitae’s post-combination expense. Invitae recognized post-combination expense related to the acceleration of unvested equity of $3.2 million which was recorded as Invitae's general and administrative expense during the year ended December 31, 2019.
The pro forma statement of operations for the acquisition of Singular Bio is as follows (in thousands):
	Singular Bio Historical (January 1, 2019 to June 19, 2019)	Pro Forma Adjustments	Note	Singular Bio Pro Forma
Revenue
Test revenue	$—	$—		$—
Other revenue	—	—		—
Total revenue	—	—		—
Cost of revenue	—	—		—
Research and development	866	(39,104)	B	(38,238)
Selling and marketing	—	—		—
General and administrative	1,752	(7,187)	A, C, D	(5,435)
Loss from operations	(2,618)	46,291		43,673
Other income (expense), net	2,051	(2,025)	C	26
Interest expense	(744)	777	E	3
Net loss before taxes	(1,341)	45,043		43,702
Income tax benefit	—	3,950	F	3,950
Net loss	$(1,341)	$41,093		$39,752
Net loss per share, basic and diluted
Shares used in computing net loss per share, basic and diluted		1,160	G	1,160
A.	To eliminate the nonrecurring post-combination expense of $3.2 million recorded due to the acceleration of unvested equity.
B.	To remove the $39.1 million of stock-based compensation related to the time-based restricted stock units (“RSUs”) and performance-based RSUs granted in connection with the Singular Bio acquisition.
C.
To eliminate the effects of the $3.0 million co-development agreement between Invitae and Singular Bio. Invitae recognized expense related to the co-development agreement from September 2018 through June 2019 through general and administrative expense with $2.0 million recognized during the six months ended June 30, 2019. This amount occurred prior to the close of the Singular Bio acquisition and therefore is added back to net income (loss). Singular Bio recognized other income (expense) related to this co-development agreement of $2.0 million during the six months ended June 30, 2019. As the other income related to this agreement would not have been recognized during this period had the acquisition closed on January 1, 2019 this adjustment reverses the other income recognized.

D.
To eliminate $2.0 million of nonrecurring transaction costs incurred by both Invitae and Singular Bio that were incurred during the year ended December 31, 2019 and were directly related to the acquisition of Singular Bio.

E.
To remove interest expenses related to the extinguishment of debt and debt-like items incurred by Singular Bio of $0.8 million during the year ended December 31, 2019. This debt was not assumed by Invitae in connection with the acquisition.

F.	To remove the income tax benefit recognized due to net deferred tax liabilities assumed in connection with the acquisition of Singular Bio.
G.	To reflect the 1.2 million adjustment to the weighted average of shares outstanding of Invitae common stock issued in connection with the acquisition of Singular Bio.
6.	Acquisition of Jungla and Pro Forma Adjustments
In July 2019, Invitae acquired 100% of the equity interest of Jungla, a privately held company developing a platform for molecular evidence testing in genes, for approximately $59.0 million, comprised of $44.9 million in the form of shares of Invitae common stock and the remainder in cash. Invitae agreed to pay a portion of the cash and issue approximately 0.2 million shares of Invitae common stock after a 12-month period, subject to a hold back to satisfy indemnification obligations that may arise.
As a part of the consideration, Invitae may be required to pay $10.7 million of contingent consideration based on the achievement of post-closing milestones contingent on the ongoing development, $9.6 million of which would be in the form of shares of Invitae common stock and the remainder in cash. The milestones are expected to be completed within two years. The material factors that may impact the fair value of the contingent consideration, and therefore, this liability, are the probabilities and timing of achieving the related milestones and the discount rate Invitae used to estimate the fair value. Significant changes in any of the probabilities of success would result in a significant change in the fair value, which will be estimated at each reporting date with changes reflected as a general and administrative expense.
In connection with the acquisition, a portion of Jungla's equity awards that were outstanding and unvested prior to the acquisition became fully vested per the terms of the Jungla merger agreement. The acceleration of vesting required us to allocate the fair value of the equity attributable to pre-combination service to the purchase price and the remaining amount was considered Invitae’s post-combination expense. In July 2019, Invitae recognized post-combination expense related to the acceleration of unvested equity of $2.9 million, which was recorded as general and administrative expense.
The pro forma statement of operations for the acquisition of Jungla is as follows (in thousands):
	Jungla Historical (January 1, 2019 to July 16, 2019)	Pro Forma Adjustments	Note	Jungla Pro Forma
Revenue
Test revenue	$—	$—		$—
Other revenue	—	—		—
Total revenue	—	—		—
Cost of revenue	—	2,403	C	2,403
Research and development	358	—		358
Selling and marketing	—	—		—
General and administrative	868	(3,809)	A, B	(2,941)
Loss from operations	(1,226)	1,406		180
Other income (expense), net	—	—		—
Interest expense	—	—		—
Net loss before taxes	(1,226)	1,406		180
Income tax benefit	—	8,750	D	8,750
Net loss	$(1,226)	$(7,344)		$(8,570)
Net loss per share, basic and diluted
Shares used in computing net loss per share, basic and diluted		735	E	735
A.	To eliminate the $2.9 million post-combination compensation expense recognized due to the acceleration of Jungla’s equity awards.
B.	To eliminate $0.8 million of non-recurring transaction costs incurred by both Invitae and Jungla during the year ended December 31, 2019 and were directly related to the acquisition of Jungla.
C.
To reflect the additional amortization of the acquired developed technology of $2.4 million for the year ended December 31, 2019. As the primary use of the developed technology is to generate revenue, the amortization is presented as cost of revenue.

D.	To remove the income tax benefit recognized due to net deferred tax liabilities assumed in connection with the acquisition of Jungla.
E.	To reflect the 0.7 million adjustment to the weighted-average of shares outstanding of Invitae common stock issued in connection with the acquisition of Jungla.

BUSINESS OF ARCHERDX
Overview
ArcherDX is a leading genomics company democratizing precision oncology. ArcherDX offers a suite of products and services that are highly accurate, personal, actionable and easy to use in local settings. This empowers clinicians to control the sample, data, patient care and economics. Additionally, ArcherDX’s products and services enable biopharmaceutical companies to cost-effectively accelerate drug development. ArcherDX believes these benefits will drive broader adoption of precision oncology throughout the therapeutic continuum, improving patient care. ArcherDX’s product development platform, with its proprietary Anchored Multiplex PCR, or AMP, chemistry at the core, has enabled ArcherDX to develop industry-leading products and services that optimize therapy and monitor cancer.
ArcherDX has developed and commercialized RUO products, ArcherDX is developing IVD products, and ArcherDX offers services that meet the unique needs of its customers and their clinical applications. ArcherDX’s five RUO product lines consist of VariantPlex, FusionPlex, LiquidPlex and Immunoverse, which are collectively referred to herein as ArcherPlex, and PCM. ArcherDX’s offerings include commercial RUO products and services that laboratories use to conduct genomic analysis for therapy optimization and cancer monitoring. ArcherDX intends to submit STRATAFIDE, in 2020, and PCM, in the future, for FDA approval and/or clearance so they can be marketed as IVDs. STRATAFIDE and PCM have both received Breakthrough Device designation from the FDA, which offers potentially faster review through priority review for certain medical devices that provide for more effective treatment of diagnosis of life-threatening or irreversibly debilitating human diseases or conditions for which no approved or cleared treatment exists or that offer significant advantages over existing approved or cleared alternatives. Additionally, ArcherDX offers Assay Designer and Designer Pro as services to clinical and biopharmaceutical customers, which allow them to customize biomarker targets and develop new applications. ArcherDX’s analyte- and sample-agnostic products and services enable clinicians to quickly and locally generate actionable genomic information to deliver industry-leading care to patients with solid tumors, blood cancers or sarcomas.
Since its inception in 2013, ArcherDX’s product development platform has enabled ArcherDX to efficiently develop over 325 unique RUO products, which have been sold to over 300 leading academic and reference laboratories and over 50 biopharmaceutical companies and CROs across 40 countries to facilitate the analysis of over 470,000 samples. ArcherDX has generated a large and growing body of comprehensive clinical evidence, consisting of over 200 peer-reviewed clinical and scientific publications, which ArcherDX believes demonstrate its products’ performance for clinical applications. ArcherDX believes its long-standing commercial relationships with top-tier academic institutions and reference laboratories demonstrate that ArcherDX is well positioned to become the global leader in driving decentralized genomic testing.
Over the last several decades, advances in understanding cancer genetics and genomic technologies, including next generation sequencing, or NGS, have enabled genomic tumor profiling which refers to a characterization of the mutations unique to an individual’s cancer. The discipline of using genetic information from genomic tumor profiling to guide therapy optimization and cancer monitoring is referred to as precision oncology. Despite significant investment in research and the introduction of new treatments for cancer, broad adoption of precision oncology has been limited, especially in regional and community settings where approximately 85% of cancer patients receive care. Without precision oncology, late-stage cancer patients can suffer from poor prognosis and outcomes, and early-stage patients can suffer from inaccurate prognosis, resulting in unnecessary treatment with toxic therapies and delayed detection of recurrence. While precision oncology has historically been limited to late-stage patients with solid tumors, clinicians now see the opportunity to expand precision oncology into early-stage cancer. ArcherDX believes democratizing precision oncology has the potential to turn advanced cancer into a manageable disease and elicit a cure in patients diagnosed with early-stage disease.
Therapy optimization
In the community and regional settings, the lack of infrastructure and expertise to implement genomic analysis is limiting clinicians’ ability to optimize therapy for patients through diagnosis, prognosis and therapy selection. Given the limitations of current centralized testing options, ArcherDX believes empowering clinicians with turnkey solution for therapy optimization will enable local testing and be a significant breakthrough in the standard of care. ArcherDX’s solution also benefit biopharmaceutical companies across a range of applications, including patient selection in global clinical trials. Additionally, ArcherDX’s solution could help biopharmaceutical companies to identify new genomic targets for drug development and to commercialize the new drugs once approved. Better access to genomic information can accelerate clinical trial enrollment and increase the probability of success of drug development in a target patient population.
For therapy optimization, which includes diagnosis, prognosis and targeted therapy selection, ArcherDX estimates a $5 billion total global market opportunity, which consists of a $1.3 billion market in the United States, a $1.7 billion market outside the United States and a $2 billion global opportunity with biopharmaceutical companies.
Cancer monitoring
Clinicians are eager to expand precision oncology into early-stage cancer, when the cancer is typically easier to cure compared to late-stage cancer. Current monitoring methods, including imaging and cancer antigen tests, lack resolution and accuracy needed to monitor early-stage disease. Accessing circulating tumor DNA, or ctDNA, from routine blood draws is an effective and non-invasive way to monitor cancer to inform the course of treatment. ArcherDX’s solution is capable of detecting disease burden, including minimal residual disease, or MRD, even when other methodologies fail because ArcherDX manufactures patient-specific ctDNA panels based upon the genomic tumor profile of their individual cancer. ArcherDX believes its approach will revolutionize how cancer is managed by measuring cancer progression, measuring therapy effectiveness, determining a treatment regimen and refining therapy.
ArcherDX estimates the total global cancer monitoring market is approximately $40 billion, which consists of a $15 billion market in the United States, $24 billion market outside the United States and $1 billion market with biopharmaceutical companies.
ArcherDX’s solution
ArcherDX’s solution delivers turnkey products for clinicians to drive the democratization of precision oncology. ArcherDX refers to the democratization of precision oncology as allowing genomic testing in the community and regional settings, where 85% of cancer patients are treated, and where testing is currently limited or non-existent due to the lack of infrastructure and expertise to implement genomic analysis. ArcherDX’s modular product development platform combines its high performance AMP chemistry, target-specific primers, ancillary reagents, and bioinformatics software to accurately detect simple and complex, as well as known and unknown, mutations. ArcherDX is able to customize biomarker targets, which can be pooled in billions of possible combinations without negatively impacting accuracy or precision. This modularity allows ArcherDX to quickly expand existing products and customize its products to develop new applications without needing to re-engineer the underlying technology. ArcherDX’s solution leverages scalable, easy-to-use, clinical-grade reagents and powerful bioinformatics software to produce a multitude of products with broad applications for both clinical and biopharmaceutical use.
ArcherDX believes its solution addresses the following barriers to democratization of precision oncology:
•
Accuracy: Although current tests can accurately detect common or simple mutations, most cannot accurately detect complex mutations, resulting in a high rate of false negatives and positives. These tests are designed with inherent biases which fundamentally limit their ability to detect both known and unknown alterations. ArcherDX believes its purpose built AMP chemistry addresses these shortcomings by accurately detecting complex, as well as known and unknown, mutations. This allows ArcherDX to provide actionable information to clinicians, enabling them to select therapies targeted to the appropriate mutation, and thereby better informing treatment.

•
Utility: Current tests generally take a “one-size-fits-all” approach, which limits their utility. Because ArcherDX’s products are not limited to blood and tissue, they enable testing across a multitude of sample types, targeting DNA, RNA, and ctDNA in order to provide higher resolution and a more comprehensive view of mutations. ArcherDX’s product development platform enables rapid and efficient customization of biomarker targets, which means clinicians can specify which of its products they want to use to identify mutations that they believe are important in treating each patient’s disease. Together, ArcherDX believes these features open additional areas of clinical application within therapy optimization for individual patients and cancer monitoring of early-stage cancer.

•
Turnaround time: Results from centralized genomic tests can take well over 20 days to be returned, depending on complexity and sample type. As late-stage cancer patients are likely to experience superior survival rates and outcomes when treated as soon as possible after diagnosis, lengthy turnaround times can prevent timely treatment. ArcherDX’s products enable local testing with potential times to run the test in a matter of days, accelerating time to results while also allowing the original clinician to maintain sample custody. The reduction in time to actionable results accelerates clinical decisions, which is critical for cancer patients where immediate treatment is important to achieve optimal outcomes.

•
Economics: The complexity of many genomic testing options requires significant resources and sophisticated infrastructure, which are typically limited to specialized academic or centralized facilities. As a result, hospitals often need to outsource their genomic testing, which incurs costs that are not reimbursed, presenting an additional hurdle to adoption. This particularly affects community and regional hospitals where approximately 85% of cancer patients are treated. Centralized labs that perform genomic testing receive the benefits of reimbursement and often retain possession of patients’ tumor biopsies and control patient data. ArcherDX believes its platform will empower more hospitals and clinics to practice precision oncology and receive reimbursement for in-house testing that they would otherwise not receive if they send the testing out to centralized labs. In addition, clinicians can retain possession of patients’ tumor biopsies and control the data, which can be matched with clinical data to generate revenue from collaborators, such as biopharmaceutical companies. ArcherDX believes this empowers providers in all patient care settings to participate in the economics of precision oncology testing.

ArcherDX’s current products and pipeline
ArcherDX’s offerings include commercial RUO products and services that laboratories use to conduct genomic analysis for therapy optimization and cancer monitoring. In addition, ArcherDX is developing IVD products. ArcherDX’s RUO portfolio consists of five product lines: DNA-based VariantPlex, RNA-based FusionPlex, ctDNA-based LiquidPlex and RNA-based Immunoverse, which is collectively referred to herein as ArcherPlex, and PCM. There are multiple products within each of these lines, all of which can be customized. These RUO products allow for a range of applications and can be used individually or in combination, as desired. ArcherDX is pursuing regulatory clearances and/or approvals for STRATAFIDE, which is intended to be a universal IVD that utilizes AMP to measure clinically relevant genomic mutations for tumor profiling and companion diagnostic markers from both tissue and blood.

Products	Sample type	Analyte	Cancer type[1]	Applications	Status
Therapy optimization	STRATAFIDE	Tissue, Blood	DNA, RNA, ctDNA	• Solid	• Universal IVD and CDx • First-line molecular test for any late-stage solid tumor	• FDA Breakthrough Device Designation
Therapy optimization	VARIANTPlex®	Tissue, Blood	DNA	• Solid • Heme	• CNVs, SNVs and InDels	• Commercial since 2015 (RUO)[2]
Therapy optimization	FUSIONPlex®	Tissue, Blood	RNA	• Solid • Heme • Sarcoma	• Fusions, splice variants, SNVs, InDels and relative expression levels	• Commercial since 2013 (RUO)[2]
Therapy optimization	LIQUIDPlex™	Tissue, Blood	ctDNA	• Solid • Sarcoma	• CNVs, SNVs and InDels	• Commercial since 2015 (RUO)[2]
Therapy optimization	Immunoverse™	Tissue, Blood	RNA	• Solid • Heme	• TCR or BCR diversity • Clonal amplifications indicative of blood cancer	• Comercial since 2017 (RUO)[2]
Cancer monitor-ing	Personalized Cancer Monitoring (PCM)	Tissue, Blood	ctDNA	• Solid • Heme	• Early-stage cancer monitoring • MRD prognosis	• Commercial since 2019 (RUO)[3] • FDA Breakthrough Device Designation
Services to design custom products	ARCHER AssayDesigner	Tissue, Blood	DNA, RNA, ctDNA	• Solid • Heme • Sarcoma	• Design a tailored DNA, RNA or ctDNA panel	• Commercial since 2015 (RUO)[2]
Services to design custom products	DESIGNER PRO	Tissue, Blood	DNA, RNA, ctDNA	• Solid • Heme • Sarcoma	• Design, wet lab-validate and optimize the panel to specification	• Commercial since 2015 (RUO)[2]

Tissue   Blood

[1] Heme refers to hematological malignancy (blood cancer)
[2] RUO refers to research use only products, not for use in diagnostic procedures or for therapy selection
[3] RUO refers to research use only products, not for use in diagnostic procedures; intended for early stage therapy optimization, currently an investigational device

In December 2018, the FDA granted Breakthrough Device designation to STRATAFIDE. ArcherDX expects to launch STRATAFIDE as a regulated device in 2021, and ArcherDX believes it has the potential to be the first-line tumor profiling test for any patient with a late-stage solid tumor (pan-tumor). ArcherDX is seeking additional regulatory approvals outside the United States. ArcherDX intends to develop an additional universal IVD for blood cancers, similar to STRATAFIDE, for commercialization in both the United States and outside the United States.
ArcherDX is also seeking FDA clearance and/or approval for PCM as an IVD to non-invasively and quantitatively measure cancer recurrence or progression, as well as therapeutic efficacy, to determine a treatment regimen and refine therapy. In January 2020, ArcherDX received Breakthrough Device designation from the FDA for PCM. ArcherDX believes PCM will improve patient outcomes across multiple clinical applications as a prognostic device for predicting recurrence of primary cancer after initial treatment. ArcherDX is seeking additional regulatory approvals outside the United States and intend to expand into additional indications.
ArcherDX also offers a suite of services to clinical and biopharmaceutical customers, which allow them to customize biomarker targets or develop new applications. Assay Designer is ArcherDX’s online tool that customers can use to customize biomarker targets in their panels. Designer Pro is ArcherDX’s advanced panel and application customization service. ArcherDX also offers clinical trial assay and companion diagnostic development services to biopharmaceutical customers.
As of June 30, 2020, ArcherDX employed 38 sales representatives in the United States to market its RUO products to clinical customers, which include academic and reference laboratories, for development into laboratory-developed tests. ArcherDX employed 7 sales representatives to market its products and services to biopharmaceutical companies. ArcherDX expects to expand this commercial presence ahead of regulatory clearances and/or approvals of its pipeline products. Outside the United States, ArcherDX markets its products and services to clinical customers in over 40 countries through its targeted sales organization of 14 sales representatives and over 20 distributors.
ArcherDX generated total revenue of $50.6 million and $28.5 million in the years ended December 31, 2019 and 2018, respectively, representing 2019 and 2018 revenue growth rates of 78% and 90%, respectively. ArcherDX also incurred net losses of $41.0 million and $5.6 million in the years ended December 31, 2019 and 2018, respectively.

ArcherDX’s products and services
ArcherDX has five marketed RUO product lines: VariantPlex, FusionPlex, LiquidPlex, and Immunoverse, which are referred to as its ArcherPlex suite, and PCM. ArcherDX’s RUO products are configured to accommodate the differing NGS test volume requirements of ArcherDX’s customers. ArcherDX’s RUO products are typically configured to include reagents sufficient to perform 8 to 96 NGS tests. The set of reagents needed to perform an NGS test is referred to herein as a “reaction”. Each of ArcherDX’s RUO products can be used individually or in combination as deemed necessary by the clinician. ArcherDX’s RUO product lines have been used by over 300 leading academic and commercial laboratories, ArcherDX has delivered products for over 375,000 reactions, and ArcherDX has worked with over 50 biopharmaceutical companies and CROs. ArcherDX is pursuing FDA clearance and/or approval for STRATAFIDE, ArcherDX’s universal IVD and companion diagnostic product, which has received Breakthrough Device designation from the FDA. ArcherDX has also received Breakthrough Device designation from the FDA for PCM, which ArcherDX is developing as an IVD for cancer monitoring. Additionally, ArcherDX’s products are used by leading pharmaceutical companies globally for a range of applications, including identifying target patient populations to accelerate clinical trial enrollment, drug development and potential commercialization as a companion diagnostic test post drug approval.

RUO products
VariantPlex
VariantPlex utilizes AMP and was purpose-built to accommodate low-input and degraded DNA from common clinical samples, such as FFPE tissue or blood. VariantPlex can detect complex mutations like large InDels and CNVs. VariantPlex can also enrich for difficult to access, complex regions in the genome, such as CEBPA or pseudogenes, to unlock clinically actionable information and improve patient care.
VariantPlex has applications for both solid tumors and blood cancer. It was developed to investigate biomarker targets with known or suspected clinical relevance, including those recommended in NCCN guidelines. Biopharmaceutical companies also use VariantPlex to investigate biomarker targets in the context of clinical trials. In addition, VariantPlex can be used for monitoring blood cancers such as acute myeloid leukemia, or AML.

The following table shows ArcherDX’s pre-configured VariantPlex products:

FusionPlex
ArcherDX designed RNA-based FusionPlex to identify RNA abnormalities and measure RNA expression levels across cancer types, including solid tumors, sarcomas and blood cancers. FusionPlex’s simultaneous detection of fusions, splicing, kinase domain duplications, or KDDs, internal tandem duplications, SNVs InDels and expression empowers clinicians with robust information, conserving sample and time.
FusionPlex uses RNA instead of DNA as input material, which allows for more accurate and more cost-effective fusion detection than DNA-based hybrid capture techniques. FusionPlex places gene-specific primers near known fusion breakpoints to identify RNA abnormalities with a single primer. Because FusionPlex can identify known and novel alterations, with a limited number of primers, it can detect fusions more efficiently and accurately than DNA-based approaches.
KDDs are emerging as an important and actionable mutation, because patients with KDDs can respond to targeted therapies. Like KDDs, other emerging biomarkers best suited for discovery in RNA are becoming better understood. ArcherDX believes FusionPlex’s ability to accurately and efficiently detect KDDs and other novel RNA abnormalities means it is well-positioned to accelerate drug development for cancer associated with these emerging biomarkers.
FusionPlex can also determine relative RNA expression for select genes because MBCs are ligated to input material prior to amplification. For example, RNA expression can define tissue of origin, or be used to define cellular subtypes.
FusionPlex has applications for solid tumors, including sarcoma, and blood cancers, and is capable of amplifying small amounts of degraded RNA. It was developed to investigate biomarker targets with known or suspected clinical relevance, including those recommended in NCCN guidelines. Biopharmaceutical companies also use FusionPlex to investigate biomarker targets in the context of clinical trials. In addition, FusionPlex can be used for monitoring blood cancers.
The following table shows ArcherDX’s pre-configured FusionPlex products:

LiquidPlex
Although tissue biopsies are the standard for genomic testing in cancer, they can be cumbersome and invasive. Tissue biopsies require the extraction of solid matter either directly from a tumor or from bone marrow which can involve needles, endoscopic tools or excision using sharp tools. Side effects can include risk of infection, internal bleeding and/or prolonged recovery time. ArcherDX developed ArcherDX’s LiquidPlex product to address the disadvantages of tissue biopsies. Liquid biopsies measure ctDNA in a sample of fluid which can be collected in less-invasive ways such as an intravenous blood draw. ArcherDX designed the ctDNA LiquidPlex technology to enable efficient target capture of, and mutation detection in, ctDNA from liquid biopsies. ArcherDX’s LiquidPlex technology uses AMP-based target enrichment to preferentially enrich highly fragmented ctDNA over genomic DNA to reduce background noise and increase detection sensitivity of low-allelic fraction mutations. LiquidPlex utilizes error correction to enable high accuracy mutation detection.
LiquidPlex has applications for solid tumors. It was developed to investigate biomarker targets with known or suspected clinical relevance, including those recommended in NCCN guidelines. Biopharmaceutical companies also use LiquidPlex to investigate biomarker targets in the context of clinical trials. In addition, LiquidPlex can be used for cancer monitoring.
The following table shows ArcherDX’s pre-configured LiquidPlex products:

Immunoverse
ArcherDX created Immunoverse to characterize the human immune repertoire from RNA input. Immunoverse uses AMP for clonotype identification and frequency reporting. AMP-powered error correction measures sample complexity and enables rare clone identification. The unbiased amplification provides for an accurate and reproducible measure of T cell receptor, or TCR, and B cell receptor, or BCR, diversity.
Immunoverse has applications for both solid tumors and blood cancer, including prognosis and repertoire profiling. It can be used to profile tumor infiltrating lymphocytes, or TILs, and compare TCR diversity in the tumor and in circulation. Immunodiversity can be prognostic and can be used to map neo-antigens derived from cancer cells to the corresponding TCRs. Immunoverse can also measure BCR diversity and look for clonal amplifications indicative of blood cancer.
The following table shows ArcherDX’s pre-configured Immunoverse products:

Custom design services
The rapid evolution in ArcherDX’s market demands customization of genomic content and applications. ArcherDX’s product development platform addresses this need. ArcherDX’s Assay Designer enables biomarker content customization and ArcherDX’s Designer Pro enables new application development.
Assay Designer
Assay Designer can be used to configure biomarker targets within the VariantPlex, FusionPlex and LiquidPlex product lines. Assay Designer is an online tool that allows the customer to design new biomarker targets, mix and match existing targets or add new targets to an existing product. Through the online interface, ArcherDX’s customers may review hundreds of lab-tested, verified primer designs or use primer design tools to build customized products. ArcherDX’s design experts review all custom products, which are subjected to a rigorous quality control process prior to shipment. While complex designs may require interactive review with the customer, ArcherDX delivers most designs in four to five weeks.

Designer Pro
Most customized products can be created within Assay Designer. However, for customers seeking an additional layer of product optimization, ArcherDX offers Designer Pro. ArcherDX collaborates with its customers to develop every Designer Proproduct to customer-defined specifications. ArcherDX provides full hands-on training and bioinformatic support for a quick and easy transition into customers’ labs.
ArcherDX’s customers, including key opinion leaders, typically utilize Designer Pro for their challenging applications. It can be used to update biomarker targets or create new applications, allowing customers to customize the targets and facilitate changes to the testing paradigm. Current novel applications of Designer Pro products include using:
•	a custom VariantPlex product for MRD detection in pediatric patients with acute myeloid leukemia;
•	a custom FusionPlex product for real-time sequencing and rapid identification of fusions in leukemias using rapid NGS technology; and
•	a custom LiquidPlex product for tumor virus genome detection to track tumor burden and study viral oncogenicity and antiviral drug response.
Product development pipeline
STRATAFIDE

STRATAFIDE is ArcherDX’s easy-to-use, clinical grade IVD and companion diagnostic under development, designed to be a first-line genomic test for any patient with a late-stage solid tumor. STRATAFIDE utilizes information from ArcherDX’s experience with VariantPlex, FusionPlex and LiquidPlex technologies to develop a single pan-solid tumor companion diagnostic device which is designed to meet global regulatory clearance and/or approval requirements. STRATAFIDE is a comprehensive NGS-based therapy optimization product which uses ArcherDX’s reagents and bioinformatics software. ArcherDX’s lyophilized reagent kit is used to enrich actionable biomarkers from DNA and RNA extracted from a tissue biopsy and from ctDNA extracted from the plasma fraction of blood. ArcherDX’s bioinformatics software solution identifies both simple and complex genomic mutations in DNA, RNA and ctDNA to provide actionable clinical information for any qualified lab. ArcherDX believes that, if cleared and/or approved, STRATAFIDE may be the first IVD to enable the analysis of tissue and liquid biopsy in a single, comprehensive device. ArcherDX believes that STRATAFIDE will democratize precision oncology in late-stage solid tumors.
ArcherDX developed STRATAFIDE to solve for the underutilization of currently available targeted therapies in late-stage cancer patients with advanced solid tumors. While DNA, RNA and ctDNA each have unique advantages and disadvantages in test accuracy, if only one analyte is used individually, a patient is at risk of an inaccurate result. However, when used together in ArcherDX’s STRATAFIDE IVD, ArcherDX combines the advantages so the clinician has the optionality needed to ensure the clinician receives the right information at the right time to make the right treatment decision for the patient.
STRATAFIDE can be used to detect CNVs, SNVs, InDels and fusions, and utilizes AMP which allows for the addition of biomarker targets to the product without significantly impacting performance. This provides for adaptability as new biomarkers, tumor types, and targeted and immuno-oncology therapies are discovered, which

ArcherDX believes enables development in a shortened timeframe. ArcherDX intends to include multiple companion diagnostic claims with 27 NCCN genes covered in ArcherDX’s FDA submissions. ArcherDX believes STRATAFIDE can increase in clinical utility and evolve as new claims, biomarker targets, and indications are discovered. ArcherDX believes additional claims can be added for future therapies as new drugs are approved. ArcherDX believes STRATAFIDE will allow clinicians to direct patients into relevant clinical trials and ultimately increase the speed of clinical trial stratification and enrollment, which is attractive for patients, clinicians and biopharmaceutical collaborators alike.
In March of 2018, the Centers for Medicare and Medicaid Services, or CMS, finalized a national coverage determination, or NCD, for NGS laboratory tests for patients with advanced cancer. CMS believes when these tests are used as a companion diagnostic to identify patients with certain mutations that may benefit from FDA-approved treatments, these tests can assist clinicians in making more informed treatment decisions. ArcherDX believes this NCD will not only drive clinical adoption but also encourage ArcherDX’s biopharmaceutical collaborators to complement therapies with STRATAFIDE.
ArcherDX believes STRATAFIDE could also be used to monitor therapy response and determine therapy resistance. Patient response to therapy can be monitored by comparing mutations in the blood before, after, and during treatment. Advanced cancer patients have macroscopic disease and therefore a fixed panel like STRATAFIDE could be used for monitoring in this setting.
In December 2018, the FDA granted Breakthrough Device designation to STRATAFIDE, which offers potentially faster review for breakthrough medical devices that address unmet medical needs. To market STRATAFIDE as an IVD in the United States, ArcherDX will need to receive FDA approval and/or clearance for STRATAFIDE as a medical device under the FDCA. ArcherDX plans to submit ArcherDX’s initial companion diagnostic claims on STRATAFIDE for FDA approval in 2020, including 510(k) filings or PMA filings, and the additional companion diagnostic claims on STRATAFIDE for FDA approval in 2020 and 2021. ArcherDX also intends to pursue regulatory clearances and approvals in specific markets outside the United States, including Japan and Europe. A specific companion diagnostic claim was submitted to the Japanese PMDA in December 2019 and approved in March 2020.
In April 2020, ArcherDX entered into a partnership agreement with Premier Inc., or Premier, to implement STRATAFIDE at eight to ten Premier member institutions in a research capacity. These institutions will participate in a retrospective study to evaluate STRATAFIDE’s sequencing performance in comparison to other diagnostic tests. The expanded collaboration intends to further understand best practices to implement and utilize a distributed IVD in community hospital settings.
Personalized Cancer Monitoring (PCM)
PCM is a powerful patient-specific product for monitoring cancer, which is based on a customized LiquidPlex panel. ArcherDX intends to use ArcherDX’s product development platform to create a wide array of PCM products needed to serve the large population of cancer patients.
ArcherDX believes PCM has the potential to address the limitations of standard of care methodologies, such as imaging and cancer antigen testing, by monitoring patients through a routine blood draw to measure disease progression, measure therapy effectiveness, determine a treatment regimen and refine therapy. Similar monitoring approaches have proven beneficial in blood cancer treatment. ArcherDX believes applying a similar approach to early-stage solid tumors could prove equally beneficial. PCM provides tumor-informed longitudinal analysis of ctDNA found in patient blood where the quantity of ctDNA is a predictor of disease stage and burden. PCM achieves accuracy at low limits of detection by focusing the ctDNA analysis on known patient-specific mutations found in the tumor tissue. PCM has been able to leverage greater than 600 mutations in a single LiquidPlex panel, but ArcherDX believes its ability to leverage mutations is only limited by the number of mutations found in the patient’s cancer.
ArcherDX believes early-stage cancer patients can benefit from cancer monitoring to:
•	Measure disease progression (Recurrence Monitoring of Residual Disease) — ArcherDX can detect recurrence before it is symptomatic, allowing earlier intervention than standard of care.
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Measure therapy effectiveness (Therapy Response Monitoring) — Cancers are complex and contain multiple cell types. ArcherDX believes that longitudinal monitoring with PCM can identify if a therapy is truly effective or ineffective against all cell types in a person’s tumor.

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Determine treatment regimen (Therapy Optimization) — Patients who fail to respond to standard care are high-risk. ArcherDX believes PCM can identify previously undetectable high-risk patients in the adjuvant cancer setting earlier to bring therapies currently approved for late-stage patients into the early-stage setting, when the cancer is most curable.

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Refine therapy (Therapy Modulation) — ArcherDX believes a future application of PCM could be to identify patients cured by surgical resection of their cancer, thereby preventing unnecessary and potentially harmful adjuvant therapy, which could further limit long-term adverse events and healthcare costs.

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Accelerate clinical trial endpoints (Novel Surrogate Clinical Trial Endpoints) — ArcherDX believes PCM could potentially reduce the cost and length of trials and accelerate drug development, which can bring life-saving therapies to market faster and allow biopharmaceutical companies to complete more trials in the same finite time period.

With respect to recurrence monitoring of residual disease, early detection of recurrence to treat micro-metastatic disease that is not detectable by other modalities, such as imaging which is a lagging indicator of relapse, could improve clinical outcomes. Early intervention in patients with solid tumors is more likely to elicit a cure, and the ability to identify patients at high-risk for recurrence makes interventional adjuvant trials possible. Previously, early-stage cancer interventional trials would require large cohorts due to the low probability of relapse, but with PCM, ArcherDX believes patients could be identified as high risk sooner, reducing the number of patients biopharmaceutical companies would need to enroll in clinical trials.
In addition, PCM has benefits in blood cancers, such as AML, which has low mutational burden making it a prime candidate for fixed biomarker analysis supplemented by patient-specific biomarker analysis. Furthermore, blood draws yield large amounts of nucleic acid making rare clone detection feasible. PCM provides clinicians with a high level of sensitivity, which ArcherDX believes has not been previously achieved. PCM has the ability to detect the recurrence of cancer earlier, which can lead to more favorable outcomes.
ArcherDX’s PCM process involves the following steps for solid tumors:
(1)	At initial diagnosis, exome sequencing of the surgically removed tumor or a tumor biopsy is used to identify the patient-specific cancer mutations.
(2)
Data from the exome sequencing is analyzed with proprietary algorithms to select the patient-specific cancer mutations most likely to yield the greatest sensitivity for recurrence of the patient’s cancer.

(3)	An enhanced version of Assay Designer is used to create a personalized LiquidPlex product, which is used to longitudinally track ctDNA and measure cancer burden.
(4)	The personalized product is delivered to the laboratory affiliated with the patient’s care team.
(5)	The clinicians use the personalized product to assess ctDNA taken from non-invasive peripheral blood draws at specified intervals, yielding a quantitative longitudinal view of the cancer’s evolution.
ArcherDX’s PCM process provides multiple benefits, including the accuracy of sequencing the whole exome for the longitudinal serial measures without added cost, since only the patient-specific mutations are sequenced. Additionally, by tracking multiple mutations, PCM overcomes the limitations of sampling low levels of ctDNA in blood using fixed panel approaches, affording high sensitivity and specificity necessary for a monitoring application. ArcherDX believes that, if approved as a companion diagnostic, PCM will identify patients that have primary recurrence during systemic adjuvant therapy, making them eligible for additional therapy and improving overall survival and disease-free survival.
As part of an on-going collaboration with University College London and the Francis Crick Institute, ArcherDX is utilizing PCM to detect low-volume minimal residual disease at high levels of sensitivity to help achieve a more personalized approach to developing cancer treatments.
In January 2020, the FDA granted Breakthrough Device designation to PCM, which offers potentially faster review for breakthrough medical devices that address unmet medical needs. To market PCM as an IVD in the United States, ArcherDX will need to receive FDA approval and/or clearance for PCM as a medical device under the FDCA. ArcherDX is developing PCM for regulatory clearance and/or approval both on ArcherDX’s own and in collaboration with biopharmaceutical companies. ArcherDX plans to submit PCM for FDA clearance and/or approval, including 510(k) filings or PMA filings, in the future.
Clinical evidence
ArcherDX’s collaborations have showcased its AMP technology and provided insight into the clinical utility of distributed genomic testing. ArcherDX believes its relationships with leading academic cancer centers such as
University College London and others have validated ArcherDX’s technology and its applicability in a wide variety of clinical settings as well as provided insight into future applications.
ArcherDX has a large and growing body of comprehensive clinical evidence supporting the accuracy and utility of ArcherDX’s core chemistry and product portfolio. To date, ArcherDX’s products have been featured in over 200 peer-reviewed clinical and scientific publications, demonstrating ArcherDX’s products’ performance for clinical applications.
Cumulative peer-reviewed publications

Data is highlighted below that showcases the capabilities of ArcherDX’s proprietary AMP chemistry:
•	High sensitivity and specificity — Archer AMP chemistry has demonstrated high sensitivity and specificity of simple and complex mutations compared to other methods.
•	Chemistry modularity — Archer AMP chemistry provides ArcherDX with the ability to mix and match different sets of biomarker content without sacrificing performance.
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Known and unknown mutation detection — The accuracy of the Archer AMP chemistry has identified unknown RNA fusions for the very first time, which were unable to be detected given a lack of sensitivity in other testing methods.

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Improved clinical utility — Archer AMP chemistry has been proven to demonstrate improved clinical utility. For example, clinicians at Memorial Sloan Kettering profiled over 2,500 lung cancers using the MSK-IMPACT test. FusionPlex identified previously undetected, actionable mutations in 33 patients. Of these 33 patients, 10 received a matched targeted therapy, and 8 of these 10 achieved clinical benefit.

The following summarizes data included in peer-reviewed publications and documents submitted to regulatory agencies from studies which involved the use of ArcherDX’s platform:
Selection of peer-reviewed customer publications
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Summary of study results: ArcherDX’s products provide highly sensitive (true positive) results, correctly identifying individuals with a genetic mutation, and highly specific (true negative) results, correctly identifying individuals without a genetic mutation across institutions.

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Summary of data: In a subset of 219 patient samples, multiple institutions achieved a sensitivity of 100% and specificity of 100% using ArcherDX’s FusionPlex product. In addition, investigators at Virginia Commonwealth University, Duke University and Genosity’s CAP-accredited laboratory also achieved sensitivity and specificity of 100% in over 515 patient samples with ArcherDX’s VariantPlex product. Finally, investigators at Massachusetts General Hospital interrogated 110 mutations using ArcherDX’s LiquidPlex product to identify mutations in solid tumors from blood samples with 90% sensitivity and 100% specificity.

The table below contains data from certain customer publications reporting the use of ArcherDX’s products in analytical validation studies. ArcherDX believes these studies are representative of the results of the use of ArcherDX’s products based on the quality of the design and size of each study.

Detection of MET Exon 14 (METex14) skipping is another example of the precision of ArcherDX’s platform to identify variants that can inform therapy. METex14 is a predictive biomarker that maps to specific targeted therapies. Thus, accurate detection of METex14 is key to ensure patients receive best-in-class targeted therapy instead of toxic chemotherapy. The table below is a performance example from an Investigational Device Exemption validation that ArcherDX performed that demonstrates ArcherDX’s test can detect METex14 with 100% sensitivity and specificity at greater than 10% tumor content.

Comparison of ArcherDX’s AMP against conventional genetic testing methods — AMP
Anchored multiplex PCR for targeted next-generation sequencing
Z. Zheng et al., Nat. Med., 2014
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Summary of study result: Clinical validation of AMP as compared to fluorescent in situ hybridization, or FISH. The first validation of AMP demonstrated superior performance with respect to clinical sensitivity and specificity when compared to standard clinical FISH assays. The study also demonstrated AMP can reduce tissue sample quantity needed while still gathering high quality results.

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Summary of data: An AMP gene rearrangement panel using 319 FFPE samples showed 100% sensitivity (95% confidence limit: 96.5-100%) and 100% specificity (95% confidence limit: 99.3-100%) compared with reference methods. Based on performing AMP on 986 clinical FFPE samples, the study demonstrated AMP’s potential as both a robust clinical assay and a powerful discovery tool, which was used to identify new therapeutically important gene fusions: ARHGEF2-NTRK1 and CHTOP-NTRK1 in glioblastoma, MSN-ROS1, TRIM4-BRAF, VAMP2-NRG1, TPM3-NTRK1 and RUFY2-RET in lung cancer, FGFR2-CREB5 in cholangiocarcinoma and PPL-NTRK1 in thyroid carcinoma.

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Archer implication: Accuracy and Utility — AMP is a scalable and efficient next-generation sequencing target enrichment method for research and clinical applications. ArcherDX’s AMP chemistry is compatible with low nucleic acid input from FFPE specimens and is effective in detecting gene rearrangements (without prior knowledge of the fusion partners), single nucleotide variants, insertions, deletions and copy number changes.

Comparison of ArcherDX’s AMP against conventional genetic testing methods — FusionPlex
Molecular Analysis of Gene Fusions in Bone and Soft Tissue Tumors by Anchored Multiplex PCR-Based Targeted Next-Generation Sequencing
Lam, S., et al., J Mol Diag, 2018
•	Summary of study result: Archer FusionPlex-based test is superior to FISH and PCR in identifying complex mutations and can also identify previously unknown fusion partners.
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Summary of data: ArcherDX’s AMP chemistry was used in a 26-gene FusionPlex Sarcoma panel and was evaluated and compared with FISH and reverse transcriptase-PCR (RT-PCR). Eighty-one samples were subjected to AMP-based targeted NGS, and 86% (n = 70) were successfully conducted and were either fusion positive (n = 48) or fusion negative but met all criteria for good quality (n = 22). A concordance of 90% was found between NGS and conventional techniques. AMP-based targeted NGS showed superior results compared to FISH and RT-PCR, which showed four cases that were false negative. The Archer assay also revealed COL1A1 and SEC31A as novel fusion partners for USP6 in nodular fasciitis, whereas FISH and RT-PCR did not detect these fusion partners.

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Archer implication: Accuracy and Utility —ArcherDX’s platform can potentially unlock new clinical applications demonstrated by the validation of ArcherDX’s AMP chemistry’s ability to detect complex mutations in RNA not possible with other technologies. This study provides clinical validation of AMP and demonstrates its superior utility compared to FISH and RT-PCR.

Detection of previously unknown genomic mutations through RNA
High yield of RNA sequencing for targetable kinase fusions in lung adenocarcinomas with no driver alteration detected by DNA sequencing and low tumor mutation burden
Benayed et al., Clinical Cancer Research, 2019
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Summary of study result: Large DNA-based sequencing tests lack adequate sensitivity for detecting all treatable cancer-related mutations, resulting in patients receiving non-specific, toxic chemotherapy. This study led to a new NCCN recommendation for concurrent RNA-based testing.

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Summary of data: As part of the prospective clinical genomic testing, clinicians at Memorial Sloan Kettering profiled 2,522 lung adenocarcinomas using the MSK-IMPACT test panel. This prospective clinical testing identified 195 (7.7%) fusions and 119 (4.7%) METex14 alterations. FusionPlex identified previously undetected mutations in 14% (36/254) of cases, 33 of which were actionable. Of these 33 patients, 10 then received matched targeted therapy, which achieved clinical benefit in 8 cases (80%).

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Archer implication: Utility and Flexibility —ArcherDX’s RNA-based FusionPlex product line can identify previously undetected mutations, providing the possibility of matching more patients with targeted therapy, thereby reducing the consequences of outdated, non-specific chemotherapy and toxic regimens.

Validation of custom products for diverse patient populations
Development and Clinical Validation of a Large Fusion Gene Panel for Pediatric Cancers
Chang F., et al., J Mol Diagn. 2019
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Summary of study result: Clinical validation of a large, custom FusionPlex test interrogating 106 cancer genes involving nearly 600 different fusions reported in hematological malignancies and solid tumors. This test identified fusions with 100% sensitivity and specificity, regardless of sample type.

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Summary of data: Gene fusions are one of the most common genomic alterations in pediatric cancer. Many fusions encode oncogenic drivers and play important roles in cancer diagnosis, risk stratification, and treatment selection. In the validation for this study, the test demonstrated perfect accuracy, with 100% sensitivity and 100% specificity on 60 pediatric tumor samples. In addition to identifying all known fusions in the validation samples, three previously unrecognized, yet clinically significant, fusions were also detected. Following assay validation, 276 additional cases were analyzed, identifying 51 different fusions. Of these, 16 were not previously identified and provided genomic information useful for clinical management.

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Archer implication: Accuracy and Utility —This study demonstrates that ArcherDX’s AMP chemistry enables custom FusionPlex products with many biomarker targets without sacrificing assay performance. In addition, FusionPlex products are able to detect the vast majority of known and previously unknown clinically-relevant fusions in pediatric cancers accurately and efficiently.

Driver mutation identification through liquid biopsy — LiquidPlex
Clinical Validation of a Cell-Free DNA Gene Panel
Cheng, J. et al., J Mol Diagn. 2019
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Summary of study result: Clinical validation of a 28-gene Archer LiquidPlex cell-free DNA panel that targets the most common genetic alterations in solid tumors that demonstrated 100% specificity and over 89% sensitivity in identifying solid tumor driver mutations.

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Summary of data: The use of liquid biopsies to identify driver mutations in patients with solid tumors holds great promise for performing targeted therapy selection, monitoring disease progression, and detecting treatment resistance mechanisms. In this study, the panel and analytical tools developed were used to analyze commercially available controls, allowing establishment of a limit of detection allele fraction cutoff of 0.25%, with 100% (95% CI, 81.5%-100%) specificity and 89.8% (95% CI, 81.0%-94.9%) sensitivity. In addition, a total of 163 blood samples were analyzed from patients with metastatic cancer (n = 123) and demonstrated a >90% sensitivity for detecting previously identified expected mutations. Longitudinal monitoring of patients revealed a strong correlation of variant allele frequency changes and clinical outcome. Additional clinically relevant information included identification of resistance mutations in patients receiving targeted treatment and detection of complex patterns of mutational heterogeneity.

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Archer implication: Accuracy and Utility —Although tissue is the gold standard sample type, it may be difficult to obtain and not every patient is healthy enough to undergo an invasive biopsy. This study demonstrates the ability of ArcherDX’s LiquidPlex product to identify solid tumor driver mutations via liquid biopsy filling a critical need for patients without a tissue biopsy available. The high sensitivity and specificity and the correlation of variant allele frequency changes and clinical outcome strongly support clinical implementation of cell-free DNA panels in advanced cancer patients. ArcherDX designed the ctDNA LiquidPlex technology to enable efficient target capture of and variant detection in ctDNA from liquid biopsies. ArcherDX’s LiquidPlex technology uses AMP-based target enrichment to preferentially enrich for highly fragmented ctDNA over genomic DNA to reduce background noise and increase detection sensitivity of low-allelic fraction variants.

Minimal residual disease detection for blood cancers
Impact of Conditioning Intensity of Allogeneic Transplantation for Acute Myeloid Leukemia With Genomic Evidence of Residual Disease
Hourigan et al., J Clin Oncol. 2019
•	Summary of study result: Clinical validation of a custom Archer panel to identify blood cancers by detecting MRD in patients with AML in remission.
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Summary of data: Patients with AML in remission remain at risk for relapse even after allogeneic hematopoietic cell transplantation. Ultra-deep, error-corrected sequencing for 13 commonly mutated genes in AML was performed on preconditioning blood from patients treated in a phase III clinical trial that randomly assigned adult patients with myeloid malignancy in morphologic complete remission to myeloablative conditioning, or MAC, or reduced-intensity conditioning, or RIC. This study provided evidence that MAC rather than RIC in patients with AML with genomic evidence of MRD before alloHCT can result in improved survival.

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Archer implication: Utility —This study underscores the power of the Archer platform to provide accurate genomic alteration detection regardless of sample sources (solid tumor or hematological malignancies), addressing the current limitations of “one-size-fits-all” approaches, and establishing the foundation for expansion of therapy optimization and cancer monitoring into blood cancers.

Correlation between accuracy in identifying novel fusion and clinical benefit
Dramatic Response to Crizotinib in a Patient with Lung Cancer Positive for an HLA-DRB1-MET Gene Fusion
Davies, K.D., et al., JCO Precis Oncol, 2018
•	Summary of study result: FusionPlex used to identify a novel fusion in a lung-cancer patient that responded to a MET-specific drug.
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Summary of data: The study describes the first case of a MET fusion in lung cancer identified and treated during course of clinical care, and the dramatic response of the patient’s tumor to crizotinib treatment. The authors utilized FusionPlex to detect a previously undescribed fusion of HLA-DRB1 exon 5 to MET exon 15, and this fusion was predicted to be in-frame and preserve the MET kinase domain. The finding was confirmed on a separate extraction and repeat analysis from the resection sample. The patient began treatment with off-label oral crizotinib 250mg twice daily. After 6 weeks of therapy, repeat CT showed complete resolution of the previously observed left upper lobe perihilar and right lower lobe lung nodules with no new lesions. This robust response remains as of 8 months on therapy. The recent rapid expansion in the number of characterized driver oncogenes, the increase in the number of approved therapies, and the large number of clinical studies now available testing drugs that target these novel oncogenes, necessitates evaluating multiple genes simultaneously. NGS-based assays are well suited to meet this requirement due to the ability to sequence in massively parallel fashion. This study employed AMP, an NGS-based assay designed specifically for gene fusion detection. The ability of this assay to detect fusions without prior knowledge of the fusion partner was critical in this case, as fusion of MET to HLA-DRB1 has not been reported previously.

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Archer implication: Accuracy and Utility —The accuracy of FusionPlex allows for the detection of novel fusions that expand the druggable targets within an indication. This study unlocks new applications for targeted therapies used by biopharmaceutical companies leading to more use in clinical trials and expanded clinical utility.

Minimal residual disease detection for solid tumors
Minimal Residual Disease Surveillance Data in post-operative early-stage NSCLC patients
Abbosh, C., et al., AACR 2020
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Summary of study result: Utilizing ArcherDX’s AMP technology, ctDNA monitoring for MRD can detect relapse of NSCLC earlier than standard of care imaging surveillance in some instances. AMP personalized cell-free DNA, or cfDNA, enrichment can accurately detect low-frequency variant DNA at low assay DNA inputs consistent with an MRD setting.

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Summary of data: Post-operative timepoints were analyzed from 90 TRACERx patients. In patients whose cancer had relapsed and shed ctDNA, the ctDNA was detected at or before relapse with a median lead-time, or time from ctDNA detection to clinical relapse, of 164 days (range: 6 to 1,022 days) in the TRACERx study tracking a median of 200 variants per patient. Furthermore, in non-relapse patients, the assay demonstrated 99.3% clinical specificity within the research data set. Results from the analytical validation of a 50-variant version of the research assay demonstrated 100% specificity with detection down to 0.003% variant fractions at high cfDNA input levels.

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Archer implication: Accuracy and Utility — The study provides further evidence that ArcherDX’s AMP technology has the ability to potentially accurately detect exceedingly low levels of cancer-derived DNA from patient blood which is important for successful PCM. Furthermore, with more sensitive detection of ctDNA for MRD as a biomarker, it is possible for adjuvant clinical trials to be conducted in smaller and more relevant settings by only escalating therapy in patients who are set to relapse, thereby potentially reducing trial size, cost and time.

Commercialization
Since ArcherDX’s inception in 2013, ArcherDX’s RUO products and bioinformatics services have been used by over 300 leading academic and commercial laboratories, ArcherDX has shipped products for more than 375,000 samples, and ArcherDX has worked with over 50 CROs and biopharmaceutical companies to help bring new treatment options for patients to market faster by enabling clinical research and trials.
ArcherDX’s commercial team is multi-faceted to support the local reference laboratory, medical practitioner, payer, and biopharmaceutical markets on a global scale. The team includes experts in business development, sales, marketing, sales support, and reimbursement, complemented by a medical organization headed by ArcherDX’s Chief Medical Officer. Along with ArcherDX’s direct sales team, ArcherDX leverages its medical sales liaisons, distributors, and the sales organizations of ArcherDX’s reference lab and biopharmaceutical collaborators to reach out to molecular pathologists and oncologists to further drive adoption of ArcherDX’s products. ArcherDX has also established strong leadership in critical areas such as regulatory affairs and reimbursement, which ArcherDX believes will lead to approvals and drive commercial adoption of ArcherDX’s regulated products, upon their approval and launches.
United States
ArcherDX commercializes its products in the United States to researchers and pathologists through ArcherDX’s targeted sales organization. As of June 30, 2020, ArcherDX’s sales organization in the United States included 38 sales representatives that are engaged in sales efforts and promotional activities primarily to pathologists practicing in academic cancer centers, private hospitals and commercial testing laboratories. ArcherDX’s sales representatives typically have extensive backgrounds in laboratory testing, therapeutics and oncology. ArcherDX has supplemented the team with field application specialists with extensive NGS experience to provide training and technical field support, which is essential for distributed product success. ArcherDX’s commercial efforts are focused on driving adoption of its product portfolio with academic research institutions and with commercial reference laboratories who serve community-based oncologists.
ArcherDX will seek to expand its commercial sales force in advance of the potential approval of ArcherDX’s first pan-solid tumor IVD, STRATAFIDE. ArcherDX believes it will also be able to leverage ArcherDX’s existing relationships with reference labs to have ArcherDX’s products reach as many providers and patients as possible. In addition, ArcherDX is also actively engaged in educating integrated delivery networks, or IDNs, on the value of providing STRATAFIDE to their patients and providers. For providers who prefer to send out for genomic testing, they will be able to choose STRATAFIDE from the broader suite of ArcherDX’s currently offered products and send samples/biopsies to their local reference labs as they do currently.
ArcherDX’s U.S. sales organization is complemented by its reimbursement division of approximately five individuals with expertise in the reimbursement process that is focused on provider and payer support. ArcherDX believes this team will help ArcherDX to expand ArcherDX’s reach to include group purchasing organizations, integrated delivery networks, integrated physician practices and government medical facilities that are looking to develop internal NGS capabilities. ArcherDX believes this multi-pronged approach will help further drive commercial adoption of all ArcherDX’s products and services across all providers of cancer care.

International markets
ArcherDX currently offers its RUO products primarily through a targeted direct sales force in 40 countries, including in Germany, the United Kingdom, France, Belgium, Switzerland, Italy, Sweden, and Japan. ArcherDX has also developed relationships with over 20 distributors in Europe, the Middle East, Asia Pacific and Australia and have entered into a direct contract with a testing laboratory in Brazil. As of June 30, 2020, ArcherDX’s sales organization outside the United States included 14 sales representatives that are engaged in sales efforts and promotional activities primarily to pathologists practicing in academic cancer centers, private hospitals and commercial testing laboratories. This team also leverages the commercial teams of ArcherDX’s global biopharmaceutical collaborators.
Global biopharmaceutical commercial efforts
ArcherDX’s business development team is focused on enterprise selling to biopharmaceutical companies in the United States and internationally. ArcherDX’s strategy with each biopharmaceutical customer is to demonstrate the value proposition of ArcherDX’s products and services and expand utilization across the organization from early stage research through clinical development to commercialization. Given the broad utility of ArcherDX’s platform, ArcherDX believes it can support its biopharmaceutical customers across many applications, including drug discovery, biomarker discovery, clinical trial development, genomic profiling, cancer monitoring, and companion diagnostic development services. ArcherDX provides companion diagnostic design and development services as well as clinical trial services, with the opportunity for patient samples to be analyzed in ArcherDX’s CLIA-CAP laboratory, providing a seamless, fully integrated business for clinical trial support that includes enrollment, stratification, and endpoint/outcome validation.
ArcherDX’s customers include global biopharmaceutical companies given that ArcherDX’s products align with their global distribution needs both for clinical trial kits and approved companion diagnostics. ArcherDX believes it has a competitive advantage, particularly where clinical trials are being conducted across multiple sites, countries or continents, because it brings ArcherDX’s personalized medicine products to local laboratories. ArcherDX believes it is well positioned in this market versus single-site specialty labs because many of these U.S.-based laboratories lack the ability to run genomic testing in countries outside the United States where the clinical trials are being conducted, which impacts scalability, turnaround time, and heightening privacy concerns.
Commercial co-promotion agreement with Illumina
In January 2020, ArcherDX announced a multi-year, non-exclusive co-marketing partnership with Illumina to increase awareness and sales of ArcherDX’s planned IVD products, including for therapy selection and personalized cancer monitoring. Upon regulatory clearances and approvals, Illumina’s global commercial team will co-promote ArcherDX’s IVD products for use on Illumina’s NextSeq™ 550Dx and MiSeq™ Dx systems.
IVD Collaboration Agreement with Illumina
In May 2016, ArcherDX entered into an IVD Collaboration Agreement, or the IVD Collaboration Agreement, with Illumina, Inc., or Illumina, pursuant to which ArcherDX agreed to collaborate with Illumina for the development and commercialization of sequencing companion diagnostics.
Pursuant to the IVD Collaboration Agreement, ArcherDX and Illumina have agreed to coordinate on certain development projects for each party’s specified clients. The participation of each party in any particular project is contingent on each client’s approval, and each party’s ability to satisfy the technical and commercialization requirements for the applicable project. ArcherDX will enter into an individual project agreement with Illumina for each project that it agrees to under the terms of the IVD Collaboration Agreement. This individual project agreement will specify the terms and conditions of the applicable project. Generally, each individual project agreement entered into under the IVD Collaboration Agreement provides for specified milestone and revenue share payments to be paid to Illumina in connection with any collaboration effected under the IVD Collaboration Agreement. Unless otherwise agreed to in the applicable individual project agreement, any collaboration under the IVD Collaboration Agreement is non-exclusive, and ArcherDX is not restricted from entering into similar collaborations with other third parties. ArcherDX is also not obligated to present or accept any collaboration project or enter into any individual project agreement under the IVD Collaboration Agreement. Unless otherwise agreed to in the applicable individual project agreement, ArcherDX retains all rights to its intellectual property used in or developed by ArcherDX in connection with any project under the IVD Collaboration Agreement.

The IVD Collaboration Agreement will terminate on the date that is five years from the effective date thereof. The IVD Collaboration Agreement may also be terminated by either party upon a (i) material breach (subject to a standard cure period) or the bankruptcy, insolvency or winding up of the other party; or (ii) upon written notice delivered at any time after the third anniversary of the effective date of the IVD Collaboration Agreement, so long as no there are no active individual project agreements under the IVD Collaboration Agreement at such time. Illumina may also terminate the IVD Collaboration Agreement upon a change of control by ArcherDX if the acquirer in such change of control is a company that sells, or has announced its intention to sell, nucleic acid sequencing instruments, and ArcherDX may terminate the IVD Collaboration Agreement upon any change of control by ArcherDX.
The IVD Collaboration Agreement also established a joint steering committee, which monitors progress of the development and commercialization efforts of the parties under the IVD Collaboration Agreement.
Merck Collaboration and CDx Agreements
In December 2017, ArcherDX entered into a Master Collaboration Agreement, or the Master Collaboration Agreement, with Merck KGaA, Darmstadt, Germany, and in September 2018, ArcherDX entered into a Master CDx Agreement, or the CDx Agreement, with Merck KGaA, Darmstadt, Germany.
Pursuant to the Master Collaboration Agreement, ArcherDX has agreed to provided certain services in order for Merck KGaA, Darmstadt, Germany to discover biomarkers and/or validate their proprietary biomarkers for use as diagnostics or in certain indications. In connection with any services ArcherDX may provide under the Master Collaboration Agreement, it enters into individual statements of work identifying the specific services that ArcherDX has agreed to perform and the timelines and fees associated with such services. ArcherDX retains all rights to its intellectual property used in or developed by ArcherDX in connection with any services under the Master Collaboration Agreement, subject to any licenses granted to Merck KGaA, Darmstadt, Germany under the Agreement, as the case may be. The Master Collaboration Agreement terminates on the date that is three years from the effective date thereof. The Master Collaboration Agreement may also be terminated by either party upon (i) a material breach (subject to a standard cure period); or (ii) prior written notice.
Pursuant to the CDx Agreement, ArcherDX has agreed to collaborate with Merck KGaA, Darmstadt, Germany on certain projects regarding the development of diagnostic products for commercialization to stratify patients eligible for treatment with Merck KGaA, Darmstadt, Germany’s pharmaceutical products. ArcherDX enters into project agreements in connection with each project under the CDx Agreement. These project agreements outline the specific companion diagnostic tools that ArcherDX is collaborating to develop with Merck KGaA, Darmstadt, Germany along with the associated costs and timelines. Under each project agreement, Merck KGaA, Darmstadt, Germany agrees to pay ArcherDX specified fees upon achievement of milestones included in the applicable project agreement. Each project agreement is managed by a team of individuals from each party to monitor the development and commercialization of the specific diagnostic products. Any collaboration under the CDx Agreement is non-exclusive, and ArcherDX is not restricted from entering into similar collaborations with other third parties so long as such arrangements do not conflict with ArcherDX’s obligations to perform under the CDx Agreement. Subject to licenses granted to Merck KGaA, Darmstadt, Germany, under the CDx Agreement in conjunction with each project agreement, ArcherDX retains all rights to its intellectual property used in or developed by ArcherDX in connection with any diagnostic product developed under the CDx Agreement, including the commercialization rights thereto; provided that Merck KGaA, Darmstadt, Germany retains the rights to any intellectual property that relates to the compound that is subject to any project under the CDx Agreement. The CDx Agreement may be terminated by either party upon (i) a material breach (subject to a standard cure period) or the bankruptcy, insolvency or winding up of the other party; or (ii) prior written notice, in the event that there are no existing project agreements and that one has not been active for at least two years. Merck KGaA, Darmstadt, Germany may also terminate any project agreement for convenience with prior written notice. Each party may terminate any project agreement upon a material breach (subject to a standard cure period) or the bankruptcy, insolvency or winding up of the other party.
AZ Master Services Agreement
In July 2019, ArcherDX entered into a Master Services Agreement, or the MSA, with AstraZeneca AB (Publ), or AZ AB, a company incorporated in Sweden.

Pursuant to the MSA, ArcherDX agreed to supply AZ AB a variety of services including, among others, developing, launching and implementing next generation sequencing based clinical trial assays for participants with certain types of cancer, through separate statements of work, or SOWs. Generally, each individual SOW entered into under the MSA specifies the terms and conditions of the applicable service and provides for specified milestones and payments to be paid to ArcherDX in connection with any services to be performed under the MSA.
The MSA has a term of up to five years, but AZ can terminate the MSA earlier without cause upon 20 days’ prior written notice. Each SOW term expires upon completion of the services contemplated under the respective SOW, unless earlier terminated pursuant to the terms of the MSA.
AZ Collaboration Agreement
In April 2020, ArcherDX entered into an In Vitro Diagnostics Master Collaboration Agreement with AZ UK pursuant to which ArcherDX agreed to collaborate with AZ UK for the development and commercialization of one or more diagnostic products, including assays, for use with one or more therapeutic products of AZ UK.
ArcherDX will enter into an individual project schedule with AZ UK for each project that the parties agree to under the terms of the AZ Collaboration Agreement. The individual project schedule will specify the terms and conditions of the applicable project. Generally, each individual project schedule adopted under the AZ Collaboration Agreement provides for specified milestone and payments to be paid to ArcherDX in connection with any collaboration effected under the AZ Collaboration Agreement.
Any collaboration under the AZ Collaboration Agreement is non-exclusive. Subject to confidentiality and other obligations under the AZ Collaboration Agreement, either party may enter into agreements with third parties to develop and/or commercialize an IVD without requiring the consent of the other party.
ArcherDX retain all rights to its background intellectual property and ArcherDX’s foreground intellectual property, the latter which includes certain of ArcherDX’s know-how that, among other criteria, do not rely upon the continued use or AZ’s confidential information and that are not AZ foreground know-how.
The AZ Collaboration Agreement will terminate as a result of or in connection with, among others, (i) a material breach of the AZ Collaboration Agreement, certain covenants of the AZ Collaboration Agreement or a project schedule, (ii) mutual agreement, (iii) without cause by AZ, (iv) by ArcherDX unilaterally in certain circumstances, or (v) insolvency of either party.
The AZ Collaboration Agreement also established a framework for governance through joint project teams and a joint program committee, which monitor progress of the development and commercialization efforts of the parties under the AZ Collaboration Agreement.
Operations
ArcherDX manufactures its products primarily at ArcherDX’s headquarters in Boulder, Colorado. ArcherDX also operates a CAP-accredited, CLIA-certified laboratory in Golden, Colorado. ArcherDX’s operations consist of demand forecast planning, raw material procurement, manufacturing and distribution. The operations team is responsible for maintaining facilities and equipment per ArcherDX’s Quality Management System to meet or exceed ISO 13485:2016 standards to support manufacturing, testing and distribution of ArcherDX’s products.
Manufacturing process
ArcherDX’s manufacturing process consists of procurement, manufacturing, packaging and shipping. In procurement, ArcherDX receives raw materials and consumables from qualified suppliers. In manufacturing, ArcherDX dispenses and mixes raw materials according to a manufacturing work order. ArcherDX then performs lyophilization, also known as freeze drying, of single-use amounts, which allows for greater stability and ease-of-use. ArcherDX packages the lyophilized reagents into tubes or plates, places these amounts into subassembly pouches, and stores at an appropriate temperature. Finally, ArcherDX picks and packs specific sets of subassemblies into a final saleable product and then ships to the customer. ArcherDX manufactures both customized and fixed content products for its customers, and ArcherDX’s manufacturing processes are similar for both customizable RUO and IVD product types. ArcherDX’s preconfigured and customized products generally follow the same manufacturing processes.

Supply chain management
Manufacturing involves over 50 raw materials, intermediates and subassemblies. ArcherDX utilizes industry-leading vendors for ArcherDX’s supply chain. ArcherDX works diligently to identify multiple vendors for reagents and materials where possible. To further mitigate risk, ArcherDX employs a multi-month, multi-lot safety stock strategy to promote an uninterrupted supply of reagents and materials to the laboratory. ArcherDX’s assay quality and testing efficacy depends on enzymes, oligonucleotides and lyophilization services. ArcherDX’s operations team continues to identify and qualify additional suppliers to mitigate the potential risks of supply chain single point failures while ensuring supply agreements are in place with ArcherDX’s primary vendors.
In December 2014, ArcherDX entered into a supply and manufacturing agreement with QIAGEN, Inc. to provide the enzymes that it uses in ArcherDX’s products. During the term of the supply agreement, ArcherDX is required to make a rolling, non-binding forecast of ArcherDX’s expected needs for enzymes, and place purchase orders for the next quarter’s forecast. QIAGEN may not unreasonably reject conforming purchase orders. The supply agreement does not require ArcherDX to order minimum amounts of product or to exclusively use their products. The agreement contains negotiated use limitations, representations and warranties, indemnification, limitations of liability, and other provisions. The initial term of the supply agreement continues until December 2024, and the supply agreement automatically renews for additional one-year terms thereafter unless ArcherDX or QIAGEN provide the other with notice of termination within 90 days of the date when such termination takes effect.
ArcherDX uses a limited number of suppliers for ArcherDX’s laboratory equipment and materials. ArcherDX manages this concentration risk by targeting levels of surplus stock that ArcherDX believes would allow ArcherDX to locate alternative suppliers if needed. However, if any of ArcherDX’s suppliers fails to perform adequately or fulfill ArcherDX’s needs, ArcherDX may be required to incur significant costs and devote significant efforts to find new suppliers and may face delays in processing samples or developing and commercializing ArcherDX’s products and services. For example, ArcherDX has purchased Illumina MiSeq™ and NextSeq™ instruments, and Illumina supplies ArcherDX with reagents that have been designed for use solely with these sequencers. While ArcherDX acquires these reagents from Illumina on customary terms, if it had to replace ArcherDX’s reagents it may also need to acquire and qualify a replacement sequencer, validate the sequencing reagents and potentially revalidate aspects of ArcherDX’s existing assays.
Competition
Biotechnology and pharmaceutical industries, including life sciences research, clinical diagnostics and drug development, are characterized by rapidly advancing technologies, intense competition and a strong emphasis on intellectual property. Given the breadth and promise of personalized medicine, ArcherDX faces substantial competition from different sources, including life sciences tools and diagnostics companies and academic research institutions. Due to the significant interest and growth in comprehensive genomic profiling both in tissue and liquid biopsies and personalized medicine more broadly, ArcherDX expects ongoing intense competition. However, ArcherDX believes its proprietary and flexible technology platform, ArcherDX’s process capabilities and ArcherDX’s scale will distinguish ArcherDX from ArcherDX’s competitors. For example, ArcherDX’s FusionPlex and VariantPlex products uniquely provide a NGS multiplex assay for detection of novel gene fusions, which is critical to those customers for whom such gene fusions are a priority. Without using ArcherDX’s proprietary and patented technology, such novel fusions may not be detected. In this sector of the market, ArcherDX’s principal competitor is QIAGEN N.V. In life sciences research more broadly, FusionPlex, VariantPlex, LiquidPlex and Immunoverse face competition from a number of companies, including Thermo Fisher Scientific Inc., Illumina, Inc., QIAGEN N.V., Adaptive Biotechnologies and Invivoscribe.
In clinical diagnostics, ArcherDX anticipates facing competition primarily from institutions performing single-site PMA or in-house LDTs. Competitors with diagnostic technology platforms include Illumina, Inc., Thermo Fisher, Inc., Foundation Medicine, Inc., which was acquired by Roche Holdings, Inc. in July 2018, Guardant Health, Inc., Caris Life Sciences, Tempus, Natera Corporation, and Personal Genome Diagnostics, Inc. More broadly, large lab companies like Laboratory Corporation of America, Quest Diagnostics, Inc., NeoGenomics, Inc. or Bio-Reference Laboratories, Inc., which was acquired by OPKO, may elect to build their own tissue or liquid biopsy tests for genomic profiling. In the future, it is possible ArcherDX may face competition from companies presently developing early cancer detection testing products for indications that do not currently compete with ArcherDX including Exact Sciences Corporation, GRAIL, Inc., Freenome and Thrive Earlier Detection Corp.

In biopharmaceutical services, clinical trials and companion diagnostic projects are being pursued by a number of industry and academic players. Direct competitors include Foundation Medicine, Inc., Guardant Health, Inc., Natera Corporation, Adaptive Biotechnologies, Inc., Illumina, Inc., Thermo Fisher, Inc., Invivoscribe, Inc., Nanostring Technologies, Inc., Asuragen Inc., Covance, Inc. and several others.
Many of ArcherDX’s current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, regulatory clearance approval and compliance, and sales and distribution than ArcherDX does. Mergers and acquisitions involving life sciences research, clinical diagnostics or drug discovery companies in the personalized medicine space may result in even more resources being concentrated among a smaller number of ArcherDX’s competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with ArcherDX in recruiting and retaining qualified scientific and management personnel and in acquiring technologies complementary to, or necessary for, ArcherDX’s programs. ArcherDX’s commercial opportunity could be reduced or eliminated if ArcherDX’s competitors develop and commercialize research or diagnostic products or services that are more accurate, more convenient to use or more cost-effective than ArcherDX’s products or services. Competitor therapeutic products could also prove to be more safe, more effective, more convenient to administer or more cost-effective than any products ArcherDX may develop with its collaborators. ArcherDX’s competitors also may obtain FDA or other regulatory clearance or approval for their products more rapidly than ArcherDX may obtain clearance or approval for its products, which could result in ArcherDX’s competitors establishing a strong market position before ArcherDX is able to enter a particular market.
ArcherDX believes key competitive factors impacting ArcherDX’s success include the accuracy, utility, turnaround time and economics of ArcherDX’s products, commercial execution, support and traction by ArcherDX’s collaborators and key opinion leaders, reimbursement rates established for ArcherDX’s IVD products in the future, and pace with which biopharmaceutical companies scale clinical trial work globally using ArcherDX’s technology. ArcherDX also believes its success in part depends on the timing of obtaining regulatory clearances and approvals for STRATAFIDE and PCM and customer readiness to order FDA and PMDA-approved kits for therapy optimization and cancer monitoring from ArcherDX. While ArcherDX’s kits can be ordered from ArcherDX’s large reference laboratory partners, which ArcherDX believes reduces the risks of ArcherDX’s multi-pronged commercial strategy, ArcherDX also believes future customer adoption of Illumina MiSeq™ Dx and NextSeq™ 550Dx instruments may impact ArcherDX’s operating results in ArcherDX’s clinical testing business in the future. Upon obtaining regulatory clearances and/or approvals, ArcherDX believes it will be the first company to offer both tissue and blood-based therapy optimization kits, and ArcherDX expects to be among the first to offer an IVD-cleared kit for cancer monitoring.
Intellectual property
ArcherDX’s success depends in part on its ability to obtain and maintain intellectual property protection for ArcherDX’s technology, defend and enforce ArcherDX’s intellectual property rights, preserve the confidentiality of ArcherDX’s trade secrets, and operate without infringing, misappropriating or otherwise violating valid and enforceable intellectual property rights of others. ArcherDX seeks to protect the investments made into the development of ArcherDX’s technology by relying on a combination of patents, trademarks, copyrights, trade secrets, including know-how, and license agreements. ArcherDX also seeks to protect ArcherDX’s proprietary technology, in part, by requiring ArcherDX’s employees, consultants, contractors and other third parties to execute confidentiality agreements and invention assignment agreements.
Patents
ArcherDX’s intellectual property strategy is focused on protecting through patents and other intellectual property rights ArcherDX’s core technologies, including AMP, implementations for preparing target-enriched libraries for NGS using clinical samples, and related instrumentation and software applications. In addition, ArcherDX protect ArcherDX’s ongoing research and development into the detection and monitoring of cancer or other diseases and related therapeutic applications through patents and other intellectual property rights.
As of June 30, 2020, ArcherDX solely owns one issued U.S. patent, 12 pending U.S. patent applications and 36 pending foreign patent applications, ArcherDX co-owns one issued U.S. patent, one pending U.S. patent application and six pending foreign patent applications with MGH, and ArcherDX in-licenses three issued U.S.

patents, three pending U.S. patent applications, two issued foreign patents and nine pending foreign patent applications from MGH, including an in-license to MGH’s interest in the co-owned patent and patent applications described above. ArcherDX’s patent portfolio generally includes patents and patent applications relating to ArcherDX’s AMP chemistry, including claims directed to methods for generating target-enriched nucleic acid samples, preparing libraries for various NGS platforms, and sequencing libraries prepared from patient samples to detect and monitor cancer and other diseases based on genetic variations, and pending patent applications directed to instruments and systems used to practice such methods.
Issued U.S. patents in ArcherDX’s portfolio of company-owned and in-licensed patents and patent applications (if issued) are expected to expire between 2031 and 2037.
Trademarks
ArcherDX’s trademark portfolio is designed to protect the brands of ArcherDX’s current and future products and includes U.S. trademark registrations for ArcherDX’s company name, Archer, and various product names, such as FusionPlex and VariantPlex.
Trade secrets
ArcherDX also relies on trade secrets, including know-how, unpatented technology and other proprietary information, to strengthen ArcherDX’s competitive position. ArcherDX has determined that certain technologies, such as aspects of ArcherDX’s enrichment chemistry and some bioinformatics analysis techniques, are better kept as trade secrets, rather than pursuing patent protection. To prevent disclosure of trade secrets to others, it is ArcherDX’s policy to enter into nondisclosure, invention assignment and confidentiality agreements with parties who have access to trade secrets, such as ArcherDX’s employees, collaborators, outside scientific collaborators, consultants, advisors and other third parties. These agreements also provide that all inventions resulting from work performed for ArcherDX or relating to ArcherDX’s business and conceived or completed during the period of employment or assignment, as applicable, are ArcherDX’s exclusive property. In addition, ArcherDX takes other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of ArcherDX’s proprietary information by third parties.
ArcherDX intends to pursue additional intellectual property protection to the extent ArcherDX believes it would advance ArcherDX’s business objectives. Notwithstanding these efforts, there can be no assurance that ArcherDX will adequately protect ArcherDX’s intellectual property or provide any competitive advantage. ArcherDX cannot provide any assurance that any patents will be issued from ArcherDX’s pending or any future applications or that any issued patents will adequately protect ArcherDX’s products or technology. ArcherDX’s intellectual property rights may be invalidated, circumvented or challenged. For instance, ArcherDX is currently subject to ongoing litigation with Natera in which Natera alleges that ArcherDX’s AMP products infringe the Natera Asserted Patents. ArcherDX cannot predict the outcome of this action or if ArcherDX will be subject to similar claims in the future. In addition, the laws of various foreign countries where ArcherDX’s products are distributed may not protect ArcherDX’s intellectual property rights to the same extent as laws in the United States. Furthermore, it may be difficult to protect ArcherDX’s trade secrets. While ArcherDX has confidence in the measures ArcherDX takes to protect and preserve ArcherDX’s trade secrets, they may be inadequate and can be breached, and ArcherDX may not have adequate remedies for violations of such measures. In addition, ArcherDX’s trade secrets may otherwise become known or be independently discovered by competitors. For more information regarding risks related to intellectual property, please see “Risk factors—Risks related to ArcherDX’s intellectual property.”
MGH license
In July of 2013, ArcherDX entered into a license agreement with The General Hospital Corporation, d/b/a Massachusetts General Hospital, which is referred to herein as MGH, pursuant to which ArcherDX obtained a field exclusive, worldwide, royalty-bearing license under certain patent rights related to ArcherDX’s AMP technology in the IVD and non-clinical laboratory research fields. ArcherDX’s license from MGH is sublicensable only with the written approval of MGH.
The license granted to ArcherDX is subject to the right of MGH and not-for-profit academic, government and other not-for-profit institutions to make and to use the subject matter described or claimed in the rights granted under the licensed patents and, for any licensed patents that are supported by federal funding, the license granted to ArcherDX is subject to certain rights, conditions and limitations imposed by U.S. law, including a royalty-free, non-exclusive license granted to the United States government and a requirement that any products used or sold in the United States must be manufactured substantially in the United States.
ArcherDX paid MGH a license issue fee and issued MGH shares of ArcherDX’s common stock in connection with the execution of the license agreement. In addition, ArcherDX reimbursed MGH for a specified portion of costs associated with the preparation, filing, prosecution and maintenance of the licensed patent rights. ArcherDX has paid MGH success fees upon the achievement of specified milestones and are obligated to pay to MGH additional success fees upon the achievement of other specified milestones relating to commercial sales of regulated products. Additionally, ArcherDX is obligated to pay to MGH a single-digit percentage running royalty on net sales of licensed products and processes, and ArcherDX must pay MGH a six digit minimum annual license fee. Additionally, ArcherDX is obligated to pay MGH a percentage of all sublicensing revenue depending on the term year of ArcherDX’s license agreement, which percentage is currently in the low double-digits.
The term of the license agreement continues until the expiration of the last to expire licensed patent. MGH may terminate the license agreement if ArcherDX challenges the validity or enforceability of a licensed patent. MGH may terminate the license agreement for ArcherDX’s failure to pay the amounts required by the agreement or ArcherDX’s bankruptcy or insolvency-related events or ArcherDX’s failure to maintain ArcherDX’s insurance obligations under the agreement. ArcherDX may terminate the license agreement for convenience. Either ArcherDX or MGH may terminate the license agreement for the other party’s uncured breach.
BD license
In March of 2019, ArcherDX entered into a license agreement with Becton, Dickinson and Company, which is referred to herein as BD. Pursuant to this agreement, ArcherDX obtained a non-exclusive, non-sublicensable, worldwide license under certain patent rights related to molecular barcodes, also referred to as unique molecular identifiers, in the field of stochastic labeling technology for nucleic acid analysis for research and non-infectious disease diagnostics.
The license agreement includes an upfront fee due upon execution and payable in annual installments through 2024. This fee, which is in the seven digits, becomes payable upon the conclusion of the merger. Additionally, ArcherDX is obligated to pay BD a quarterly low double-digit percentage royalty on net sales of licensed products and processes, which percentage is subject to reduction in certain circumstances.
The term of the license agreement continues until the expiration of the last to expire valid claim of a licensed patent. BD may terminate the license agreement if ArcherDX challenges the validity or enforceability of a licensed patent. ArcherDX may terminate the license agreement for convenience subject to immediate payment of the remaining annual fees described above. Either ArcherDX or BD may terminate the license agreement for the other party’s uncured material breach, bankruptcy or insolvency.
Government regulation and product approval
Regulations
Clinical laboratory improvement amendments of 1988
As a clinical reference laboratory, ArcherDX is required to hold certain federal, state and local licenses, certifications and permits to conduct ArcherDX’s business. Under the Clinical Laboratory Improvement Amendments of 1988, or CLIA, ArcherDX is required to hold a certificate applicable to the type of laboratory tests ArcherDX performs and to comply with standards applicable to ArcherDX’s operations, including test processes, personnel, facilities administration, equipment maintenance, recordkeeping, quality systems and proficiency testing, which are intended to ensure, among other things, that clinical laboratory testing services are performed under a quality management system designed to ensure accurate, reliable and timeliness. Furthermore, ArcherDX must maintain CLIA compliance and certification to be eligible to bill for clinical laboratory services provided to federal health care program beneficiaries.
To renew ArcherDX’s CLIA certificate, ArcherDX is subject to survey and inspection every two years to assess compliance with program standards. Because ArcherDX is a College of American Pathologists, or CAP, accredited laboratory, the Centers for Medicare & Medicaid Services, or CMS, does not perform this survey and inspection, and instead relies on ArcherDX’s CAP survey and inspection. The CAP accreditation program involves unannounced on-site inspections of ArcherDX’s laboratory. CAP is an independent, non-governmental organization that accredits laboratories nationwide on a voluntary basis and that has been recognized by CMS as an accreditation organization to inspect laboratories to determine adherence to CLIA standards. Laboratories performing high complexity testing are required to meet more stringent requirements than laboratories performing less complex tests. In addition, a laboratory that is certified as “high complexity” under CLIA may develop, manufacture, validate and use LDTs. CLIA specifies analytical validation parameters including accuracy, precision, specificity, sensitivity and establishment of a reference range for any LDT used in clinical testing. The regulatory and compliance standards applicable to the testing ArcherDX performs may change over time, and any such changes could have a material effect on ArcherDX’s business.
Penalties for non-compliance with CLIA requirements include a range of enforcement actions, including suspension, limitation or revocation of the laboratory’s CLIA certificate, as well as directed plan of correction, state on-site monitoring, civil monetary penalties, civil injunctive suit or criminal penalties.
State laboratory licensing
In addition to federal certification requirements of laboratories under CLIA, CLIA provides that states may adopt laboratory regulations and licensure requirements that are more stringent than those under federal law. A number of states have implemented their own more stringent laboratory regulatory requirements. Such laws, among other things, establish standards for the day-to-day operation of a clinical laboratory, including the training and skills required of personnel and quality control. ArcherDX’s laboratory is currently located in Boulder, Colorado and ArcherDX maintains state laboratory licenses in California, Maryland, Pennsylvania and Rhode Island. State laws may require that nonresident laboratories, or out-of-state laboratories, maintain an in-state laboratory license to perform tests on samples from patients who reside in that state. If any states currently have or adopt similar licensure requirements in the future, ArcherDX may be required to modify, delay or stop ArcherDX’s operations in those states.
Federal oversight of laboratory developed tests
The laws and regulations governing the marketing of clinical laboratory testing and diagnostic products are evolving, extremely complex and, in many instances, there are no significant regulatory or judicial interpretations of these laws and regulations. Clinical laboratory tests are regulated under CLIA, as administered by CMS, as well as by applicable state laws. In addition, the FDCA defines a medical device to include any instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component part, or accessory, intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals. Among other things, pursuant to the FDCA and its implementing regulations, the FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, pre-market clearance or approval, marketing and promotion, and sales and distribution of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. In addition, the FDA regulates the export of medical devices manufactured in the United States to international markets.
Although the FDA has statutory authority to assure that medical devices are safe and effective for their intended uses, the FDA has generally exercised its enforcement discretion and not enforced applicable regulations with respect to in vitro diagnostics that are designed, manufactured, and used within a single laboratory for use only in that laboratory. These tests are referred to as LDTs.
Legislative and administrative proposals proposing to amend FDA’s oversight of LDTs have been introduced in recent years and ArcherDX expects that new legislative and administrative proposals will continue to be introduced from time to time. It is possible that legislation could be enacted into law or regulations or guidance could be issued by the FDA which may result in new or increased regulatory requirements. For example, in recent years, FDA has stated its intention to modify its enforcement discretion policy with respect to LDTs. Specifically, on July 31, 2014, the FDA notified Congress of its intent to modify, in a risk-based manner, its policy of enforcement discretion with respect to LDTs. On October 3, 2014, the FDA issued two draft guidance documents titled “Framework for Regulatory Oversight of Laboratory Developed Tests (LDTs),” or the Framework Guidance, and “FDA Notification and Medical Device Reporting for Laboratory Developed Tests (LDTs),” or the Reporting Guidance. The Framework Guidance stated that FDA intends to modify its policy of enforcement discretion with respect to LDTs in a risk-based manner consistent with the classification of medical devices generally in Classes I through III. The Reporting Guidance would have further enabled FDA to collect information regarding the LDTs currently being offered for clinical use through a notification process, as well as to enforce its regulations for reporting safety issues and collecting information on any known or suspected adverse events related to the use of an LDT.
Although the FDA halted finalization of these guidance documents in November 2016 to allow for further public discussion on an appropriate oversight approach to LDTs and to give congressional authorizing committees the opportunity to develop a legislative solution, and the FDA issued a discussion paper on possible approaches to LDT regulation in January 2017, the FDA could ultimately modify its current approach to LDTs in a way that would subject LDTs to additional regulatory requirements. Moreover, legislative measures could likewise result in a change to the approach to FDA’s regulation over LDTs, including a requirement for premarket review of LDTs, among other things.
Medical device regulatory framework
Pursuant to its authority under the FDCA, the FDA has jurisdiction over medical devices, which are defined to include, among other things, IVDs. The FDA regulates the research, design, development, pre-clinical and clinical testing, manufacturing, safety, effectiveness, packaging, labeling, storage, recordkeeping, pre-market clearance or approval, adverse event reporting, marketing, promotion, sales, distribution and import and export of medical devices. Specifically, if the FDA begins to actively regulate LDTs, then, unless an exemption applies, each new or significantly modified medical device ArcherDX seeks to commercially distribute in the United States could require either a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the FDCA, also referred to as a 510(k) clearance, or approval from the FDA of a premarket approval, or PMA, application. Both the 510(k) clearance and PMA processes can be resource intensive, expensive, and lengthy, and require payment of significant user fees.
Device classification
Under the FDCA, medical devices are classified into one of three classes (Class I, Class II or Class III) depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.
Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be reasonably assured by adherence to General Controls for Medical Devices, which require compliance with the applicable portions of the FDA’s Quality System Regulation, facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. While some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below, most Class I products are exempt from the premarket notification requirements.
Class II devices are those that are subject to the General Controls, as well as Special Controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These Special Controls can include performance standards, patient registries, FDA guidance documents and post-market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process.
Class III devices include devices deemed by the FDA to pose the greatest risk, such as life-supporting, life-sustaining devices, or implantable devices, in addition to those deemed novel and not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. Therefore, these devices are subject to the PMA process, which is generally more costly and time-consuming than the 510(k) process. Through the PMA process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA typically includes, but is not limited to, extensive technical information regarding device design and development, pre-clinical and clinical trial data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.

The 510(k) clearance process
Under the 510(k) clearance process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent” to a legally marketed predicate device. A predicate device is a legally marketed device that is not subject to a PMA, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was previously found substantially equivalent through the 510(k) process. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.
After a 510(k) premarket notification is submitted, the FDA determines whether to accept it for substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) premarket notification. If it is accepted for filing, the FDA begins a substantive review. By statute, the FDA is required to complete its review of a 510(k) notification within 90 days of receiving the 510(k) notification. As a practical matter, clearance often takes longer, and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including data from samples collected in a clinical setting, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.
If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if the device is automatically classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek reclassification of the device through the De Novo classification process. The De Novo classification process is an alternate pathway to classify medical devices that are automatically classified into Class III but which are low to moderate risk. A manufacturer can submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk. De Novo classification may also be available after receipt of a “not substantially equivalent” letter following submission of a 510(k) to FDA.
After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA application. The FDA requires each manufacturer to determine whether the proposed change requires a new submission in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications are accomplished by an internal letter-to-file in which the manufacture documents its reasoning for why a change does not require premarket submission to the FDA. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for such change. The FDA can always review these letters to file in an inspection. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing 510(k)-cleared device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. In addition, in these circumstances, the FDA can impose significant regulatory fines or penalties for failure to submit the requisite application(s).
The PMA approval process
Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA.
Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee’s recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as inspections of the manufacturing facility and processes. Overall, the FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:
•	the device may not be shown safe or effective to the FDA’s satisfaction;
•	the data from pre-clinical studies and/or clinical trials may be found unreliable or insufficient to support approval;
•	the manufacturing process or facilities may not meet applicable requirements; and
•	changes in FDA clearance or approval policies or adoption of new regulations may require additional data.
If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter, the latter of which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain and lengthy and a number of devices for which the FDA approval has been sought by other companies have never been approved by the FDA for marketing.
New PMA applications or PMA supplements are required for modification to the manufacturing process, equipment or facility, quality control procedures, sterilization, packaging, expiration date, labeling, device specifications, ingredients, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel, depending on the nature of the proposed change.
In approving a PMA application, as a condition of approval, the FDA may also require some form of post- approval study or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional or longer term safety and effectiveness data for the device. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use. New PMA applications or PMA supplements may also be required for modifications to any approved diagnostic tests, including modifications to manufacturing processes, device labeling and device design, based on the findings of post-approval studies.
The investigational device process
In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance or approval require an investigational device exemption, or IDE, application. Some types of studies deemed to present “non-significant risk” are deemed to have an approved IDE—without affirmative submission of an IDE application to the FDA—once certain requirements are addressed and Institutional Review Board, or IRB, approval is obtained. If the device presents a “significant risk” to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate IRBs at the clinical trial sites. Submission of an IDE will not necessarily result in the ability to commence clinical trials, and although the FDA’s approval of an IDE allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and efficacy, even if the trial meets its intended success criteria.
Such clinical trials must be conducted in accordance with the FDA’s IDE regulations that govern investigational device labeling, prohibit promotion and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with good clinical practice regulations for IRB approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA for any clinical trials subject to FDA oversight. The results of clinical testing may be unfavorable, or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant marketing approval or clearance of a product. The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support approval of a PMA application or clearance of a 510(k) premarket notification, for numerous reasons.
The Breakthrough Devices Program is a voluntary program intended to expedite the review, development, assessment and review of certain medical devices that provide for more effective treatment or diagnosis of life-threatening or irreversibly debilitating human diseases or conditions for which no approved or cleared treatment exists or that offer significant advantages over existing approved or cleared alternatives. All submissions for devices designated as Breakthrough Devices will receive priority review, meaning that the review of the submission is placed at the top of the appropriate review queue and receives additional review resources, as needed. Although Breakthrough Device designation or access to any other expedited program may expedite the development or approval process, it does not change the standards for approval. Access to an expedited program may also be withdrawn by the FDA if it believes that the designation is no longer supported by data from ArcherDX’s clinical development program. Additionally, qualification for any expedited review procedure does not ensure that ArcherDX will ultimately obtain regulatory clearance or approval for such product.
Research use only
In the United States, products labeled and sold for research use only, and not for the diagnosis or treatment of disease, are sold to a variety of parties, including biopharmaceutical companies, academic institutions and molecular labs. Because such products are not intended for use in clinical practice in diagnostics, and the products cannot include clinical or diagnostic claims, they are exempt from many regulatory requirements otherwise applicable to medical devices. In particular, while the FDA regulations require that RUO products be labeled, “For Research Use Only. Not for use in diagnostic procedures,” the regulations do not otherwise subject such products to the FDA’s pre- and post-market controls for medical devices.
A significant change in the laws governing RUO products or how they are enforced may require a change to ArcherDX’s business model in order to maintain compliance. For instance, in November 2013 the FDA issued a guidance document entitled “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only”, or the RUO Guidance, which highlights the FDA’s interpretation that distribution of RUO products with any labeling, advertising or promotion that suggests that clinical laboratories can validate the test through their own procedures and subsequently offer it for clinical diagnostic use as a laboratory developed test is in conflict with RUO status. The RUO Guidance further articulates the FDA’s position that any assistance offered in performing clinical validation or verification, or similar specialized technical support, to clinical laboratories, conflicts with RUO status. If ArcherDX engages in any activities that the FDA deems to be in conflict with the RUO status held by the products that ArcherDX sell, ArcherDX may be subject to immediate, severe and broad FDA enforcement action that would adversely affect ArcherDX’s ability to continue operations. Accordingly, if the FDA finds that ArcherDX is distributing ArcherDX’s RUO products in a manner that is inconsistent with its regulations or guidance, ArcherDX may be forced to stop distribution of ArcherDX’s RUO tests until ArcherDX is in compliance, which would reduce ArcherDX’s revenues, increase ArcherDX’s costs and adversely affect ArcherDX’s business, prospects, results of operations and financial condition. In addition, the FDA’s proposed implementation for a new framework for the regulation of LDTs may negatively impact the LDT market and thereby reduce demand for RUO products.
If the FDA requires marketing authorization of ArcherDX’s RUO products in the future, there can be no assurance that the FDA will ultimately grant any clearance or approval requested by ArcherDX in a timely manner, or at all.

Post-market regulation
After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:
•	establishment registration and device listing with the FDA;
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QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of “off-label” uses of cleared or approved products;
•	requirements related to promotional activities;
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clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of ArcherDX’s cleared devices, or approval of certain modifications to PMA-approved devices;

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medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

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correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
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post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Device manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. Manufacturers are subject to periodic scheduled or unscheduled inspections by the FDA. A failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of products. The discovery of previously unknown problems with products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.
The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that a manufacturer has failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, including the following:
•	issuance of warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;
•	requesting or requiring recalls, withdrawals, or administrative detention or seizure of ArcherDX’s products;
•	imposing operating restrictions or partial suspension or total shutdown of production;
•	refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;
•	withdrawing 510(k) clearances or PMA approvals that have already been granted;
•	refusal to grant export approvals for ArcherDX’s products; or
•	criminal prosecution.

Federal and state health care laws
Federal and state physician self-referral prohibitions
ArcherDX is subject to the federal physician self-referral prohibitions, commonly known as the Stark Law, and to comparable state laws. Together these restrictions generally prohibit ArcherDX from billing a patient or governmental or private payor for certain designated health services, including clinical laboratory services, when the physician ordering the service, or a member of such physician’s immediate family, has a financial relationship, such as an ownership or investment interest in or compensation arrangement with us, unless the relationship meets an applicable exception to the prohibition. Several Stark Law exceptions are relevant to many common financial relationships involving clinical laboratories and referring physicians, including: (1) fair market value compensation for the provision of items or services; (2) payments by physicians to a laboratory for clinical laboratory services; (3) space and equipment rental arrangements that satisfy certain requirements, and (4) personal services arrangements that satisfy certain requirements. The laboratory cannot submit claims to the Medicare Part B program for services furnished in violation of the Stark Law, and Medicaid reimbursements may be at risk as well. These prohibitions apply regardless of any intent by the parties to induce or reward referrals or the reasons for the financial relationship and the referral. In addition, knowing violations of the Stark Law may also serve as the basis for liability under the federal False Claims Act, or the FCA, which can result in additional civil and criminal penalties.
Federal and state anti-kickback laws
The federal Anti-Kickback Statute, or the AKS, makes it a felony for a person or entity, including a clinical laboratory, to knowingly and willfully offer, pay, solicit or receive any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in order to induce business that is reimbursable under any federal health care program. The government may also assert that a claim that includes items or services resulting from a violation of the AKS constitutes a false or fraudulent claim under the FCA, which is discussed in greater detail below. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Although the AKS applies only to items and services reimbursable under any federal health care program, a number of states have passed statutes substantially similar to the AKS that apply to all payers. Penalties for violations of such state laws include imprisonment and significant monetary fines. Federal and state law enforcement authorities scrutinize arrangements between health care providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to induce patient care referrals or induce the purchase or prescribing of particular products or services. Generally, courts have taken a broad interpretation of the scope of the AKS, holding that the statute may be violated if merely one purpose of a payment arrangement is to induce referrals or purchases. In addition to statutory exceptions to the AKS, regulations provide for a number of safe harbors. If an arrangement meets the provisions of an applicable exception or safe harbor, it is deemed not to violate the AKS. An arrangement must fully comply with each element of an applicable exception or safe harbor in order to qualify for protection. Failure to meet the requirements of the safe harbor, however, does not render an arrangement illegal. Rather, the government may evaluate such arrangements on a case-by-case basis, taking into account all facts and circumstances.
Corporate practice of medicine
A number of states do not allow business corporations to employ physicians to provide professional services. This prohibition against the “corporate practice of medicine” is aimed at preventing corporations such as ArcherDX from exercising control over the medical judgments or decisions of physicians. The state licensure statutes and regulations and agency and court decisions that enumerate the specific corporate practice rules vary considerably from state to state and are enforced by both the courts and regulatory authorities, each with broad discretion. If regulatory authorities or other parties in any jurisdiction successfully assert that ArcherDX is engaged in the unauthorized corporate practice of medicine, ArcherDX could be required to restructure its contractual and other arrangements with certain physicians and other health care professions.
Other federal and state health care laws
In addition to the requirements discussed above, several other health care fraud and abuse laws could have an effect on ArcherDX’s business.

The FCA prohibits, among other things, a person from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval and from, making, using, or causing to be made or used, a false record or statement material to a false or fraudulent claim in order to secure payment or retaining an overpayment by the federal government. In addition to actions initiated by the government itself, the statute authorizes actions to be brought on behalf of the federal government by a private party having knowledge of the alleged fraud. Because the complaint is initially filed under seal, the action may be pending for some time before the defendant is even aware of the action. If the government intervenes and is ultimately successful in obtaining redress in the matter or if the plaintiff succeeds in obtaining redress without the government’s involvement, then the plaintiff will receive a percentage of the recovery. Finally, the Social Security Act includes its own provisions that prohibit the filing of false claims or submitting false statements in order to obtain payment. Several states have enacted comparable false claims laws which may be broader in scope and apply regardless of payor.
The Social Security Act includes civil monetary penalty provisions that impose penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. In addition, a person who offers or provides to a Medicare or Medicaid beneficiary any remuneration, including waivers of co-payments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable under the civil monetary penalties statute. Moreover, in certain cases, providers who routinely waive copayments and deductibles for Medicare and Medicaid beneficiaries, for example, in connection with patient assistance programs, can also be held liable under the AKS and FCA. One of the statutory exceptions to the prohibition is non-routine, unadvertised waivers of copayments or deductible amounts based on individualized determinations of financial need or exhaustion of reasonable collection efforts. The Office of Inspector General of HHS, emphasizes, however, that this exception should only be used occasionally to address special financial needs of a particular patient.
The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created new federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payers, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
The Physician Payments Sunshine Act, enacted as part of the ACA, also imposed annual reporting requirements on manufacturers of certain devices, drugs and biologics for certain payments and transfers of value by them to physicians, as defined by such law, and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members.
Efforts to ensure that ArcherDX’s internal operations and business arrangements with third parties comply with applicable laws and regulations involve substantial costs. Any action brought against ArcherDX for violation of these or other laws or regulations, even if ArcherDX successfully defends against it, could cause ArcherDX to incur significant legal expenses and divert ArcherDX’s management’s attention from the operation of ArcherDX’s business. If ArcherDX’s operations are found to be in violation of any of the fraud and abuse laws described above or any other laws that apply to us, ArcherDX may be subject to penalties, including potentially significant criminal, civil and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, integrity oversight and reporting obligations, diminished profits and future earnings, and the curtailment or restructuring of ArcherDX’s operations.
Privacy and security laws
Health insurance portability and accountability act
Under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, HHS has issued regulations to protect the privacy and provide for the security of protected health information, or PHI, used or disclosed by certain entities including certain health care providers, such as ArcherDX. HIPAA also regulates standardization of data content, codes and formats used in certain health care transactions and standardization of identifiers for health plans and providers.

Three standards have been promulgated under HIPAA’s and HITECH’s regulations: the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of certain individually identifiable health information, the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, and the Security Standards for the Protection of Electronic Protected Health Information, which require covered entities and business associates to implement and maintain certain security measures to safeguard certain electronic health information, including the adoption of administrative, physical and technical safeguards to protect such information.
The HIPAA privacy regulations cover the use and disclosure of PHI by covered entities as well as business associates, which are defined to include subcontractors that create, receive, maintain, or transmit PHI on behalf of a covered entity or business associate. They also set forth certain rights that an individual has with respect to his or her PHI maintained by a covered entity, including the right to access or amend certain records containing PHI, or to request restrictions on the use or disclosure of PHI. The HIPAA security regulations establish requirements for safeguarding the confidentiality, integrity, and availability of PHI that is electronically transmitted or electronically stored. HITECH, among other things, established certain health information security breach notification requirements. A covered entity must notify any individual whose PHI is breached according to the specifications set forth in the breach notification rule. The HIPAA privacy and security regulations establish a uniform federal “floor” and do not preempt state laws that are more stringent or provide individuals with greater rights with respect to the privacy or security of, and access to, their records containing PHI or insofar as such state laws apply to personal information that is broader in scope than PHI. In addition, individuals (or their personal representatives, as applicable) generally have the right to access test reports directly from laboratories and to direct that copies of those reports be transmitted to persons or entities designated by the individual.
HIPAA authorizes state attorneys general to file suit on behalf of their residents for violations. Courts are able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to file suit against ArcherDX in civil court for violations of HIPAA, its standards have been used as the basis for duty of care cases in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. In addition, violations of HIPAA could result in significant penalties imposed by the HHS’s Office for Civil Rights. HIPAA also mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA covered entities, such as us, and their business associates for compliance with the HIPAA privacy and security standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the civil monetary penalty paid by the violator.
ArcherDX has certain obligations under HIPAA regarding the use and disclosure of any PHI that may be provided to ArcherDX. HIPAA and HITECH impose significant administrative, civil and criminal penalties against covered entities and business associates for noncompliance with privacy and security requirements. Further, various states, such as California and Massachusetts, have implemented similar privacy laws and regulations that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. For example, on June 28, 2018, California enacted the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation.
Numerous other federal, state and foreign laws, including consumer protection laws and regulations, govern the collection, dissemination, use, access to, confidentiality and security of patient health information. ArcherDX intends to continue to comprehensively protect all personal information and to comply with all applicable laws regarding the protection of such information.
General data protection regulation
European Union member states, the United Kingdom, Switzerland and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. In the EEA and the United Kingdom, the collection and use of personal data, including clinical trial data, are governed by the provisions of the GDPR. The GDPR became effective on May 25, 2018, repealing its predecessor directive and increasing responsibility and liability of companies in relation to the processing of personal data of European Union data subjects. The GDPR, together with national legislation, regulations and guidelines of the European Union member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. In particular, these obligations and restrictions concern the consent of the individuals to whom the personal data relates, the information provided to the individuals, the transfer of personal data out of the EEA or the United Kingdom, security breach notifications, security and confidentiality of the personal data and imposition of substantial potential fines for breaches of the data protection obligations. European data protection authorities may interpret the GDPR and national laws differently and impose additional requirements, which add to the complexity of processing personal data in or from the EEA or the United Kingdom. Guidance on implementation and compliance practices are often updated or otherwise revised.
Reimbursement for clinical laboratory services
ArcherDX currently generates revenue for its products through ArcherDX’s agreements with ArcherDX’s customers, including biopharmaceutical companies, academic institutions and molecular labs, who use ArcherDX’s products for research purposes.
However, in the future, ArcherDX intends to generate revenue on ArcherDX’s products from several sources, including third-party payers, laboratory services intermediaries, and self-paying individuals. To receive reimbursement from third-party payers, ArcherDX would need to comply with third-party payor coverage policies.
Healthcare reform
In March 2010, the Affordable Care Act, or the ACA, was enacted in the U.S. The ACA made a number of substantial changes to the way healthcare is financed both by governmental and private insurers. For example, the ACA required each medical device manufacturer to pay a sales tax equal to 2.3% of the price for which such manufacturer sells its medical devices but this medical device tax has been permanently eliminated as part of the 2020 federal spending package, effective January 1, 2020. The ACA also contains a number of other provisions, including provisions governing enrollment in federal and state healthcare programs, reimbursement matters and fraud and abuse, which ArcherDX expects will impact ArcherDX’s industry and ArcherDX’s operations in ways that ArcherDX cannot currently predict.
On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or Texas District Court Judge, ruled that the entire ACA is invalid based primarily on the fact that the Tax Cuts and Jobs Act of 2017 repealed the tax-based shared responsibility payment imposed by the ACA, on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly referred to as the “individual mandate.” Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the Texas District Court Judge ruling that that the individual mandate was unconstitutional and remanded the case back to the district court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how this decision, future decisions, subsequent appeals, and other efforts to repeal and replace the ACA will impact the ACA.
ArcherDX manufactures its products primarily at ArcherDX’s headquarters in Boulder, Colorado. ArcherDX also operates a CAP-accredited, CLIA-certified laboratory in Golden, Colorado. ArcherDX’s operations consist of demand forecast planning, raw material procurement, manufacturing and distribution. The operations team is responsible for maintaining facilities and equipment per ArcherDX’s Quality Management System to meet or exceed ISO 13485:2016 standards to support manufacturing, testing and distribution of ArcherDX’s products.
Employees
As of June 30, 2020, ArcherDX had a total of 363 employees, 361 of whom were full time employees, and over 144 of whom had advanced degrees in various subject matters, including research and development, software engineering, bioinformatics, regulatory, statistics, data management and lab operations. ArcherDX’s employees are located in Boulder, Colorado, Golden, Colorado, and other locations inside and outside the United States. None of ArcherDX’s employees are represented by any collective bargaining agreements. ArcherDX believes that it maintains good relations with ArcherDX’s employees.

Facilities
ArcherDX’s corporate headquarters are located in Boulder, Colorado, where it occupies approximately 65,600 square feet of office and laboratory space in Boulder, Colorado under a lease that ends in January 2025, with an option to extend the lease for five additional years. ArcherDX also leases approximately 8,700 square feet in Boulder, Colorado under a sublease that terminates in November 2022. ArcherDX also leases approximately 22,600 square feet of office space and laboratory space in Boulder, Colorado under a sublease that ends in June 2021 and 1,300 square feet of residential space (for use by remote employees visiting Boulder), also in Boulder, Colorado, under a lease that ends in July 2020. ArcherDX also leases approximately 52,465 square feet of office, manufacturing, distribution, lab and freezer space in Louisville, Colorado, under a lease that terminates in July 2027. In addition, ArcherDX occupies laboratory spaces in a number of rooms in St. Louis, Missouri, pursuant to a license agreement that expires on December 31, 2020. ArcherDX also occupies office space in a number of rooms at a co-working facility in Boston, Massachusetts, pursuant to a month-to-month license agreement. ArcherDX also occupies approximately 3,500 square feet of office and laboratory space in Golden, Colorado under a lease that ends in June 2024, with an option to renew for four additional years. ArcherDX believes its existing facilities meet ArcherDX’s current needs. ArcherDX will need additional space in the future as it continues to build ArcherDX’s development, commercial and support teams. ArcherDX believes it can find suitable additional space in the future on commercially reasonable terms.
Legal proceedings
From time to time, ArcherDX may become involved in legal proceedings arising in the ordinary course of ArcherDX’s business. Regardless of outcome, litigation can have an adverse impact on ArcherDX due to defense and settlement costs, diversion of its management resources, negative publicity, reputational harm and other factors, and there can be no assurances that favorable outcomes will be obtained. ArcherDX is currently not a party to any material legal proceedings other than as disclosed below:
Natera, Inc. On January 27, 2020, Natera filed a lawsuit against ArcherDX in the United States District Court for the District of Delaware, alleging that ArcherDX’s products using AMP chemistry, and the manufacture, use, sale, and offer for sale of such products, infringe U.S. Patent No. 10,538,814. On March 25, 2020, ArcherDX filed an answer denying Natera’s allegations and asserting certain affirmative defenses and counterclaims, including that U.S. Patent No. 10,538,814 is invalid and not infringed. On April 15, 2020, Natera filed an answer denying ArcherDX’s counterclaims and filed an amended complaint alleging that ArcherDX’s products using AMP chemistry, including STRATAFIDE, PCM, LiquidPlex, ArcherMET, FusionPlex, and VariantPlex, and the manufacture, use, sale, and offer for sale of such products, infringe U.S. Patent No. 10,538,814, U.S. Patent No. 10,557,172, U.S. Patent No. 10,590,482, and U.S. Patent No. 10,597,708, each of which are held by Natera. Natera seeks, among other things, damages and other monetary relief, costs and attorneys’ fees, and an order enjoining ArcherDX from further infringement of such patents. On May 13, 2020, ArcherDX filed an answer to Natera’s amended complaint denying Natera’s allegations and asserting certain affirmative defenses and counterclaims, including that the asserted patents are invalid and not infringed. On June 3, 2020, Natera filed an answer denying ArcherDX’s counterclaims. On June 4, 2020, ArcherDX filed a motion seeking dismissal of Natera’s infringement claims against STRATAFIDE, PCM, and ArcherMET, and for a judgment that U.S. Patent No. 10,538,814, U.S. Patent No. 10,557,172, and U.S. Patent No. 10,590,482 are invalid. Natera filed an opposition to the motion on July 9, 2020 and ArcherDX filed its reply on July 30, 2020. ArcherDX’s motion remains pending. On August 6, 2020, Natera filed another complaint against ArcherDX in the United States District Court for the District of Delaware alleging that ArcherDX’s products using AMP chemistry, including STRATAFIDE, PCM, LiquidPlex, ArcherMET, and VariantPlex, and the manufacture, use, sale, and offer for sale of such products, infringe U.S. Patent No. 10,731,220. Natera seeks, among other things, damages and other monetary relief, costs and attorneys’ fees, and an order enjoining ArcherDX from further infringement of the patent. ArcherDX’s answer to the new complaint is due on August 27, 2020. The litigations are ongoing and are in their early stages. For risks related to this litigation, please see “Risk factors—Risks related to ArcherDX’s business and strategy–One of ArcherDX’s competitors has alleged that ArcherDX’s Anchored Multiplex PCR, or AMP, chemistry and products using AMP are infringing on its intellectual property, and ArcherDX may be required to redesign ArcherDX’s technology, obtain a license, cease using ArcherDX’s AMP chemistry altogether and/or pay significant damages, among other consequences, any of which would have a material adverse effect on ArcherDX’s business, financial condition and results of operations.”

QIAGEN Sciences. On July 10, 2018, ArcherDX and MGH filed a lawsuit in the United States District Court for the District of Delaware against QIAGEN Sciences, LLC, QIAGEN LLC, QIAGEN Beverly, Inc., QIAGEN Gaithersburg, Inc., QIAGEN GmbH and QIAGEN N.V., which is collectively referred to herein as QIAGEN, and a named QIAGEN executive who was a former member of ArcherDX’s board of directors, alleging several causes of action, including infringement of the ’810 Patent, trade secret misappropriation, breach of fiduciary duty, false advertising, tortious interference and deceptive trade practices. The ’810 Patent relates to methods for preparing a nucleic acid for sequencing and aspects of ArcherDX’s AMP technology. On October 30, 2019, with the permission of the Court, ArcherDX amended ArcherDX’s complaint to add a claim for infringement of the ’597 Patent. The ’597 Patent relates to methods of preparing and analyzing nucleic acids, such as by enriching target sequences prior to sequencing, and aspects of ArcherDX’s AMP technology. The QIAGEN products that ArcherDX alleges infringe the ’810 Patent and the ’597 Patent include, but are not limited to, QIAseq Targeted DNA Panels, QIAseq Targeted RNAscan Panels, QIAseq Index Kits and QIAseq Immune Repertoire RNA Library Kits. ArcherDX is seeking, among other things, damages for ArcherDX’s lost profits due to QIAGEN’s infringement and a permanent injunction enjoining QIAGEN from marketing and selling the infringing products and from using ArcherDX’s trade secrets. On December 5, 2019, QIAGEN and the named QIAGEN executive submitted their answer denying the allegations in ArcherDX’s complaint and asserting affirmative defenses that, among other things, the ’810 Patent and ’597 Patent are not infringed by QIAGEN’s products, that both patents are invalid, and that the complaint fails to state any claim for which relief may be granted. This litigation is ongoing, and trial is currently scheduled for August 2021. For risks related to this litigation, please see “Risk factors—Risks related to ArcherDX’s intellectual property.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ARCHERDX
You should read the following discussion and analysis of ArcherDX’s financial condition and results of operations together with its financial statements and related notes and other financial information appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to the plans and strategy for ArcherDX’s business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk factors” section of this proxy statement/prospectus, actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
ArcherDX is a leading genomics company democratizing precision oncology. ArcherDX offer a suite of products and services that are highly accurate, personal, actionable and easy to use in local settings. This empowers clinicians to control the sample, data, patient care and economics. Additionally, its products and services enable biopharmaceutical companies to cost-effectively accelerate drug development. ArcherDX believes these benefits will drive broader adoption of precision oncology throughout the therapeutic continuum, improving patient care. ArcherDX’s product development platform, with its proprietary AMP chemistry at the core, has enabled ArcherDX to develop industry-leading products and services that allow for therapy optimizing and cancer monitoring.
ArcherDX has developed and commercialized RUO products, ArcherDX is developing IVD products, and ArcherDX offer services that meet the unique needs of its customers and their clinical applications. ArcherDX’s five RUO product lines consist of DNA-based VariantPlex, RNA-based FusionPlex, ctDNA-based LiquidPlex and RNA-based Immunoverse, which is collectively referred to herein as ArcherPlex, and PCM. There are multiple products within each of these lines, all of which can be customized. These RUO products allow for a range of applications and can be used individually or in combination, as desired. ArcherDX’s offerings include commercial RUO products and services that laboratories use to conduct genomic analysis for therapy optimization and cancer monitoring. ArcherDX intends to submit STRATAFIDE, in 2020, and PCM, in the future, for FDA approval and/or clearance so they can be marketed as IVDs. STRATAFIDE and PCM have both received Breakthrough Device designation from the FDA. Additionally, ArcherDX offers Assay Designer and Designer Pro as services to clinical and biopharmaceutical customers, which allow them to customize biomarker targets and develop new applications. ArcherDX’s analyte- and sample-agnostic products and services enable clinicians to quickly and locally generate actionable genomic information to deliver industry-leading care to patients with solid tumors, blood cancers or sarcomas.
Since its inception in 2013, ArcherDX’s product development platform has enabled it to efficiently develop over 325 unique RUO products, which have been sold to over 300 leading academic and reference laboratories and over 50 biopharmaceutical companies and contract research organizations, or CROs, across 40 countries to facilitate the analysis of over 470,000 samples. ArcherDX has generated a large and growing body of comprehensive clinical evidence, consisting of over 200 peer-reviewed clinical and scientific publications, which ArcherDX believes demonstrate its products’ performance for clinical applications. ArcherDX believes its long-standing commercial relationships with top-tier academic institutions and reference laboratories demonstrate that ArcherDX is well positioned to become the global leader in driving decentralized genomic testing.
ArcherDX is pursuing regulatory clearances and/or approvals for STRATAFIDE, which is intended to be a universal IVD that utilizes AMP to measure clinically relevant genomic mutations for tumor profiling and companion diagnostic markers from both tissue and blood. ArcherDX expects to launch STRATAFIDE as a regulated device in 2021, and ArcherDX believes it has the potential to be the first-line tumor profiling test for any patient with a late-stage solid tumor (pan-tumor). ArcherDX is seeking additional regulatory approvals outside the United States. ArcherDX intends to develop an additional universal IVD for blood cancers, similar to STRATAFIDE.

ArcherDX is also seeking FDA clearance and/or approval for PCM as an IVD to non-invasively and quantitatively measure cancer recurrence or progression, as well as therapeutic efficacy, to determine a treatment regimen and refine therapy. ArcherDX believes PCM will improve patient outcomes across multiple clinical applications as a prognostic device for predicting recurrence of primary cancer after initial treatment. ArcherDX is seeking additional regulatory approvals outside the United States and intend to expand into additional indications.
As of June 30, 2020, ArcherDX employed 37 sales representatives in the United States to market its RUO products to clinical customers, which include academic and reference laboratories, for development into laboratory-developed tests. ArcherDX employed 7 sales representatives to market its products and services to biopharmaceutical companies. ArcherDX expects to expand this commercial presence ahead of regulatory clearances and/or approvals of its pipeline products. Outside the United States, ArcherDX markets its products and services to clinical customers in over 40 countries through its targeted sales organization of 14 sales representatives and over 20 distributors.
ArcherDX generated total revenue of $10.8 million and $16.3 million for the three months ended June 30, 2019 and 2020, respectively, and $20.2 million and $31.1 million for the six months ended June 30, 2019 and 2020, respectively. ArcherDX also incurred net losses of $7.5 million and $98.5 million for the three months ended June 30, 2019 and 2020, respectively, and of $12.8 million and $117.8 million for the six months ended June 30, 2019 and 2020, respectively.
Historical financing activities
ArcherDX’s historical financing arrangements have included the sale of convertible preferred stock, the issuance of convertible notes and entry into term loans. For the year ended December 31, 2019, ArcherDX sold $15.0 million and $55.0 million of Series B Preferred Stock and Series C Preferred Stock, respectively, and ArcherDX entered into a $45.0 million credit facility with Perceptive under which ArcherDX has drawn an aggregate of $45.0 million. On August 10, 2020, ArcherDX entered into a second amendment to the Credit Agreement with Perceptive, increasing the maximum aggregate outstanding principal amount under the Credit Agreement by $40.0 million for a total credit facility of $85.0 million. As of August 10, 2020, ArcherDX has drawn an aggregate of $65.0 million under the Credit Agreement.
For the year ended December 31, 2018, ArcherDX issued (i) $15.0 million of Series A Preferred Stock for cash and (ii) $22.6 million of Series A Preferred Stock upon conversion of then outstanding convertible promissory notes. ArcherDX has also historically issued warrants to purchase shares of its Series A Preferred Stock and Series B Preferred Stock to certain of its lenders. These warrants are recorded as a liability and adjusted to fair value each reporting period. The warrant to purchase 159,866 shares of Series A Preferred Stock was exercised in the three months ended March 31, 2020.
Baby Genes acquisition
In October 2018, ArcherDX acquired Baby Genes, through which ArcherDX acquired a CLIA- and CAP-accredited laboratory to further support its biopharmaceutical customers’ development and clinical trial programs. Under the Baby Genes Merger Agreement, ArcherDX may pay aggregate consideration of up to 2.5 million shares of Series A Preferred Stock to the stockholders of Baby Genes. At the closing of the Baby Genes acquisition, ArcherDX issued 1.0 million of these shares. In February 2020, ArcherDX issued an additional 0.6 million of these shares for achievement of a 2019 revenue target. ArcherDX will issue an additional 0.9 million of these shares immediately prior to the closing of the merger. This contingent consideration is recorded as a liability and adjusted to fair value each reporting period through contingent consideration in the Condensed Consolidated Statements of Operations and Comprehensive Loss.
COVID-19 Pandemic
In March 2020, the World Health Organization declared the outbreak of COVID-19, a novel strain of Coronavirus, a global pandemic. This outbreak has caused major disruptions to businesses and markets worldwide as the virus spread and has resulted in governments around the world implementing stringent measures to help control the spread of the virus, including “shelter in place” and “stay at home” orders, travel restrictions, business and school closures, and other measures. Because of the nature of its operations, ArcherDX is currently considered to be an essential business so, to date, its operations have only been partially affected by this order. The partial disruption, even temporary, may impact its operations and overall business. ArcherDX has modified its business practices, including mandating that all non-essential personnel work remotely, significantly restricting employee travel, and canceling various planned sales activities, including conferences and internal and external sales meetings. The long term operational impacts of these changes are still being evaluated. ArcherDX’s supply chain has not yet experienced significant disruptions resulting from the pandemic. ArcherDX is actively evaluating its key suppliers’ abilities to meet its demand as well as the capabilities of its customers to receive products. While ArcherDX has not yet experienced a notable negative impact on the demand for its products or services, current customers, including hospitals, labs, and other medical centers, may delay or cancel product orders due to operational disruptions within their organizations, enrollment for the clinical trials ArcherDX supports may decline due to the various travel restrictions, and its biopharmaceutical collaborators may cancel or delay their companion diagnostic development and research programs due to decreases in enrollment, economic disruptions, shift in focus by the healthcare industry on combating COVID-19, or other factors.
The ultimate impact of the COVID-19 pandemic on the business and financial condition of ArcherDX will depend on many factors, including the duration of the outbreak and the mitigation requirements affecting its operations. ArcherDX will continue to evaluate the impact of the COVID-19 pandemic on its business.
Components of results of operations
Revenue
ArcherDX derive its revenue from two sources: (i) precision oncology products and (ii) pharma development services.
Precision oncology products
Precision oncology product revenue is generated from sales of genomic products, which can be sold alone or in combination with a service performance obligation. When sold in combination, ArcherDX uses its precision oncology products to provide clinical research and clinical trial services to its customers.
ArcherDX’s products are configured to accommodate the differing NGS test volume requirements of its customers. ArcherDX’s products are typically configured to include reagents sufficient to perform 8 to 96 NGS tests. The set of reagents needed to perform an NGS test is referred to herein as a “reaction”. ArcherDX’s management views reactions sold as a key measure of its operating performance. Since inception, ArcherDX has sold over 470,000 reactions.
Pricing of ArcherDX’s products varies based on its customer mix, as customers require differing volumes of reactions and levels of customization. Generally, the average selling price of its RUO products increases as the level of customization increases. Conversely, the average selling price of its RUO products decreases as the volume of reactions sold to a single customer increases due to volume discounts.
From ArcherDX’s inception through June 30, 2020, precision oncology product revenue has been comprised primarily of sales of its ArcherPlex RUO products for therapy optimization as well as its PCM products for cancer monitoring. ArcherDX anticipates that the launch of STRATAFIDE and PCM IVD products, if cleared and/or approved, will enable ArcherDX to expand its customer base, to include additional hospitals and other point of care providers that do not currently purchase its RUO products, but may utilize its IVD products. In addition, based on current comparable reimbursement rates, ArcherDX believes reimbursement from third-party payors on its IVD products will enable ArcherDX to sell IVD products at a higher price than its RUO products.
ArcherDX recognizes revenue on precision oncology product sales once product shipment has occurred or upon the completion of services when the product and service are a combined performance obligation. Payments from its customers are typically due within 90 days from invoice date. ArcherDX has a diverse range of customers in its RUO product business and no single customer accounted for more than 10% of its precision oncology product revenue for the year ended December 31, 2019 or for the six months ended June 30, 2020.
Pharma development services
Pharma development services revenue is generated primarily from services provided to biopharmaceutical companies related to companion diagnostic development, clinical research, and clinical trial services across the research, development, and commercialization phases of collaborations.

For companion diagnostic development, ArcherDX collaborates with biopharmaceutical companies to develop assays for clinical utility studies and clinical trials. As part of these collaborations, ArcherDX provides services related to regulatory filings with the FDA in the United States, and various international regulatory agencies, to support companion diagnostic device submissions. Under these collaborations ArcherDX generates revenue from achievement of milestones, provision of on-going support, and related pass-through costs and fees. ArcherDX generally has distinct performance obligations for development milestones related to its development of a companion diagnostic device. ArcherDX uses a cost plus a margin approach to estimate the standalone value of its companion diagnostic development service performance obligations. Revenue is recognized over time using input and output methods based on its surveys of performance completed to date toward each milestone.
Clinical research activities and clinical trial service revenue are generated primarily from custom assay design services and sample processing activities, separate from revenue generated by the related product component. Revenue is recognized as samples are processed or scope of work is completed, based on contracted agreements with biopharmaceutical companies.
Historically, revenues from pharma development services have been driven by a small number of biopharmaceutical customers who use ArcherDX’s services in connection with their product development. For example, one biopharmaceutical customer in Europe accounted for 76% and 66% of its pharma development services revenue for the year ended December 31, 2019, and the six months ended June 30, 2020, respectively. ArcherDX is actively seeking to diversify its pharma development services revenue across multiple biopharmaceutical customers. The timing of revenue from biopharmaceutical collaborations may be difficult to forecast because it is dependent on each biopharmaceutical company’s decisions and clinical trial progress.
Costs and operating expenses
Cost of precision oncology products
Cost of precision oncology products generally consists of the cost of materials and consumables, personnel-related expenses, freight, royalties, professional services, equipment and allocated overhead costs associated with the manufacturing of products. Allocated overhead costs include allocated occupancy costs and information technology costs.
Cost of pharma development service
Cost of pharma development services generally consists of personnel-related expenses, the cost of consumables and equipment expenses associated with sample processing, costs paid to CROs for lab services and clinical trial support, and allocated overhead costs. Allocated overhead costs include allocated occupancy costs and information technology costs. Costs associated with processing samples are recognized regardless of whether revenue is recognized with respect to that performance obligation. Additional costs associated with companion diagnostic development services for biopharmaceutical companies also include, but are not limited to, contractors and professional services, regulatory fees, and commercialization fees.
Costs incurred for process development, feasibility, or analytical and clinical validation activities that would have otherwise been incurred for product development for STRATAFIDE and PCM IVD and reported as costs of pharma development services are reported as research and development expenses.
Sales and marketing
ArcherDX’s sales and marketing expenses include costs associated with its sales and marketing organization, medical affairs, and personnel focused on market access and reimbursement activities. These expenses consist primarily of personnel-related costs, travel, marketing-related expenses, as well as allocated overhead costs. Allocated overhead costs include allocated occupancy costs and information technology costs.
ArcherDX has made investments in its sales and marketing organization which have helped drive revenue growth. In the near term, ArcherDX expect its sales and marketing expenses to increase in absolute dollars, and as a percentage of revenue, as ArcherDX expand its sales force and marketing efforts, and further increase its presence within the United States, Europe, and Asia. ArcherDX believes that continuing to increase these activities, inside and outside the United States, will drive further awareness and adoption of its product and service offerings. In the long term, ArcherDX expects these expenses to gradually and modestly decrease as a percentage of revenue, though they may vary as a percentage from period to period due the timing and amount of these expenses.

Research and development
ArcherDX conducts research and development activities for product and service offerings across therapy optimization and cancer monitoring. Expenditures made for research and development include personnel-related expenses, laboratory supplies, biorepository and sequencing costs, consulting services, and allocated overhead costs. Allocated overhead costs include allocated occupancy costs and information technology costs.
Research and development expenses include clinical collaboration expenses with academic and other research institutions. While its clinical collaboration expenses have historically been a small portion of its overall research and development expenses, ArcherDX believes these collaboration investments are critical to advancing its product development and building awareness of its products and services. As a result, ArcherDX expects its clinical collaboration expenses to increase in future periods.
A portion of research and development expenses include costs incurred for process development, feasibility, or analytical and clinical validation activities that also meet the performance obligations under contracts to provide companion diagnostics services.
In the near term, ArcherDX expects its research and development expenses will continue to increase in absolute dollars, and as a percentage of revenue, as ArcherDX continues to advance development of STRATAFIDE and PCM. In the long term, ArcherDX expects these expenses to gradually and modestly decrease as a percentage of revenue, though they may vary as a percentage from period to period due to the timing and amount of these expenses.
General and administrative
ArcherDX’s general and administrative expenses include costs for its executive, accounting and finance, legal and human resources functions. These expenses consist primarily of personnel-related expenses, as well as professional services fees such as audit, tax and legal services, and general corporate costs and allocated overhead costs, which include occupancy costs and information technology costs.
In the near term, ArcherDX expects that its general and administrative expenses will continue to increase in absolute dollars, and as a percentage of revenue, primarily due to increased litigation costs, and increased headcount and public company costs, including expenses related to legal, accounting, regulatory, director and officer insurance premiums and investor relations. In the long term, ArcherDX expects these expenses to gradually and modestly decrease as a percentage of revenue, though they may vary as a percentage from period to period due the timing and amount of these expenses.
Contingent consideration expense.
ArcherDX’s contingent consideration expense is the change in fair value of the shares of Series A Preferred Stock issued for contingent consideration in connection with the Baby Genes Acquisition from the acquisition date of Baby Genes to the share issuance date in February 2020 and the estimated change in fair value of the remaining shares of the Series A Preferred Stock expected to be issued as part of the consideration paid in connection with the Baby Genes Acquisition. The contingent consideration is subject to re-measurement at each balance sheet date with gains and losses reported in ArcherDX’s consolidated statements of operations and comprehensive income.
Interest expense, net
Interest income consists of interest earned on cash and cash equivalents. ArcherDX’s interest income has not been significant to date.
Interest expense for the year ended December 31, 2019 consists primarily of interest payable on the amounts outstanding under the Credit Agreement with Perceptive and costs to extinguish ArcherDX’s previous line of credit. Interest expense for the six months ended June 30, 2020 consists primarily of interest payable on the amounts outstanding under the Credit Agreement. As of December 31, 2019 and June 30, 2020, ArcherDX had $30.0 million and $45.0 million of principal outstanding under the Credit Agreement, respectively, which accrues interest at an annual rate equal to the sum of 8.25% plus the greater of (i) one month LIBOR or (ii) 2.75%.

Other income, net
Other income is primarily comprised of changes in the fair value of the liability for the Series A Warrant, prior to its exercise in March 2020, and Series B Warrant, which is expected to be reclassified to stockholders’ equity upon completion of the merger.
Income tax (benefit) expense
For the years ended December 31, 2018 and 2019, and for the six months ended June 30, 2019 and 2020, income tax (benefit) expense is primarily related to the Baby Genes Acquisition and is not expected to be material in future periods due to a valuation allowance recorded against ArcherDX’s net operating losses.
Comparison of the three months ended June 30, 2020 and 2019
	Three Months Ended June 30,		Change
(in thousands, except percentages)	2019	2020	$	%
Revenue
Precision oncology products	$5,095	$8,404	$3,309	65%
Pharma development services	5,704	7,934	2,230	39%
Total revenue	10,799	16,338	5,539	51%
Costs & operating expenses
Cost of precision oncology products	1,525	3,138	1,613	106%
Cost of pharma development services	1,740	4,256	2,516	145%
Sales and marketing	2,900	4,861	1,961	68%
Research and development	5,006	22,116	17,110	342%
General and administrative	3,332	11,037	7,705	231%
Contingent consideration	2,790	39,140	36,350	1,303%
Total operating expenses	17,293	84,548	67,255	389%
Loss from operations	(6,494)	(68,210)	(61,716)	950%
Interest expense, net	(769)	(1,105)	(336)	44%
Other expense, net	(211)	(29,152)	(28,941)	*
Loss before income taxes	(7,474)	(98,467)	(90,993)	1,217%
Income tax expense	6	—	(6)	*
Net loss	(7,480)	(98,467)	(90,987)	1,216%
*	Not meaningful
Revenue
Total revenue was $16.3 million for the three months ended June 30, 2020 compared to $10.8 million for the three months ended June 30, 2019, an increase of $5.5 million, or 51%.
Precision oncology products revenue was $8.4 million for the three months ended June 30, 2020 compared to $5.1 million for the three months ended June 30, 2019, an increase of $3.3 million, or 65%. The increase in precision oncology products revenue was primarily attributable to (i) a 35% increase in the number of reactions sold for the three months ended June 30, 2020 to approximately 42,000, from approximately 31,000 for the three months ended June 30, 2019, and (ii) an increase in average selling price on products primarily resulting from shifts in customer mix.
Pharma development services revenue was $7.9 million for the three months ended June 30, 2020 compared to $5.7 million for the three months ended June 30, 2019, an increase of $2.2 million, or 39%. The increase was primarily attributable to an increase in the number of companion diagnostic development agreements with multiple biopharmaceutical partners signed in the period and associated activity, primarily an increase in milestone-driven revenue and revenue associated with prospective clinical trial services.

Cost and operating expenses
Cost of precision oncology products
Cost of precision oncology products was $3.1 million for the three months ended June 30, 2020 compared to $1.5 million for the three months ended June 30, 2019, an increase of $1.6 million, or 106%. The increase year over year was primarily attributable to an increase in products sold, including increases in labor, materials, and professional services expenses. Additionally, ArcherDX incurred incremental expenses in the period related to process development, manufacturing, and freight as ArcherDX expanded its product line to include IVD kits.
Cost of pharma development services
Cost of pharma development services was $4.3 million for the three months ended June 30, 2020 compared to $1.7 million for the three months ended June 30, 2019, an increase of $2.5 million, or 145%. The increase in the cost of pharma development services was primarily attributable to an increase in lab supplies and services costs in support of prospective clinical trials for multiple pharma partners, in addition to costs associated with services provided to a biopharmaceutical collaborator to support IVD testing in Japan.
Sales and marketing
Sales and marketing expense was $4.9 million for the three months ended June 30, 2020 compared to $2.9 million for the three months ended June 30, 2019, an increase of $2.0 million, or 68%. The increase was primarily attributable to an increase in personnel costs of $2.4 million related to expansion of ArcherDX’s sales and marketing teams and a decrease of $0.5 million in travel and conference costs primarily as a result of ArcherDX’s decision to minimize corporate travel in response to COVID-19.
Research and development
Research and development expense was $22.1 million for the three months ended June 30, 2020 compared to $5.0 million for the three months ended June 30, 2019, an increase of $17.1 million, or 342%. The increase was primarily attributable to a $8.5 million increase in materials, lab services, and consulting services for the development of the STRATAFIDE and PCM products, a $3.9 million increase in personnel costs as ArcherDX increased headcount to support development of technology, a $2.8 million increase in contractors, professional services, and regulatory filing fees, and an increase of $2.0 million related to allocated overhead and depreciation costs.
General and administrative
General and administrative expense was $11.0 million for the three months ended June 30, 2020 compared to $3.3 million for the three months ended June 30, 2019, an increase of $7.7 million, or 231%. The increase was primarily attributable to higher professional services costs of $4.1 million primarily driven by the recognition of our deferred IPO costs of $3.0 million upon termination of the planned offering, increased personnel costs of $2.1 million related to an increase in headcount, and higher legal costs of $1.4 million related to an increase in litigation activity plus merger related expenses.
Contingent consideration
Contingent consideration for the three months ended June 30, 2019 of $2.8 million was attributable to the change in fair value of the contingent consideration for the Baby Genes Acquisition compared to $39.1 million for the three months ended June 30, 2020, related to an increase in ArcherDX’s share valuation based on entry into the merger agreement.
Interest expense, net
Interest income was immaterial for the three months ended June 30, 2020. ArcherDX had no interest income for the three months ended June 30, 2019. ArcherDX’s interest income for the three months ended June 30, 2020 consisted of interest earned on cash and cash equivalents, which increased primarily as a result of the proceeds from the issuance of Series C Preferred Stock in December 2019.

Interest expense was $1.1 million for the three months ended June 30, 2020 compared to $0.8 million interest expense for the three months ended June 30, 2019. The increase in interest expense was primarily attributable to the draw down of $30.0 million from the Credit Agreement in May 2019, and the delayed draw of $15.0 million from the Credit Agreement in June 2020.
Other expense
Other expense of $29.2 million for the three months ended June 30, 2020 compared to $0.2 million for the three months ended June 30, 2019. The increase was driven by the valuation of ArcherDX’s Series B Warrants, which were issued to Perceptive in connection with ArcherDX’s entry into the Credit Agreement. The increase in expense was primarily driven by ArcherDX’s entry into the merger agreement.
Income tax (benefit) expense
Income tax expense was not material due to incurred losses and a valuation allowance recorded against deferred tax assets.
Recent Developments
On August 10, 2020, ArcherDX entered into a second amendment to the Credit Agreement with Perceptive, increasing the maximum aggregate outstanding principal amount under the Credit Agreement by $40.0 million for a total credit facility of $85.0 million. As of August 10, 2020, ArcherDX has drawn an aggregate of $65.0 million under the Credit Agreement.
Comparison of the six months ended June 30, 2020 and 2019
	Six Months Ended June 30,		Change
(in thousands, except percentages)	2019	2020	$	%
Revenue
Precision oncology products	$9,475	$15,410	$5,935	63%
Pharma development services	10,773	15,718	4,945	46%
Total revenue	20,248	31,128	10,880	54%
Costs & operating expenses
Cost of precision oncology products	2,593	5,451	2,858	110%
Cost of pharma development services	3,446	7,655	4,209	122%
Sales and marketing	5,544	10,185	4,641	84%
Research and development	9,301	35,853	26,552	285%
General and administrative	5,709	18,518	12,809	224%
Contingent consideration	5,506	39,105	33,599	610%
Total operating expenses	32,099	116,767	84,668	264%
Loss from operations	(11,851)	(85,639)	(73,788)	623%
Interest expense, net	(769)	(1,998)	(1,229)	160%
Other expense, net	(219)	(30,147)	(29,928)	*
Loss before income taxes	(12,839)	(117,784)	(104,945)	817%
Income tax expense	7	—	(7)	*
Net loss	(12,846)	(117,784)	(104,938)	817%
*	Not meaningful
Revenue
Total revenue was $31.1 million for the six months ended June 30, 2020 compared to $20.2 million for the six months ended June 30, 2019, an increase of $10.9 million, or 54%.

Precision oncology products revenue was $15.4 million for the six months ended June 30, 2020 compared to $9.5 million for the six months ended June 30, 2019, an increase of $5.9 million, or 63%. The increase in precision oncology products revenue was primarily attributable to (i) a 44% increase in the number of reactions sold for the six months ended June 30, 2020 to approximately 79,000, from approximately 55,000 for the six months ended June 30, 2019, and (ii) an increase in average selling price on products primarily resulting from shifts in customer mix.
Pharma development services revenue was $15.7 million for the six months ended June 30, 2020 compared to $10.8 million for the six months ended June 30, 2019, an increase of $4.9 million, or 46%. The increase was primarily attributable to an increase in the number of companion diagnostic development agreements with multiple biopharmaceutical partners signed in the period and associated activity, primarily an increase in milestone-driven revenue and revenue associated with prospective clinical trial services.
Cost and operating expenses
Cost of precision oncology products
Cost of precision oncology products was $5.5 million for the six months ended June 30, 2020 compared to $2.6 million for the six months ended June 30, 2019, an increase of $2.9 million, or 110%. The increase year over year was primarily attributable to an increase in products sold, including increases in labor, materials, and professional services expenses. Additionally, ArcherDX incurred incremental expenses in the period related to process development, manufacturing, and freight as ArcherDX expanded its product line to include IVD kits and reactions used in prospective clinical trials.
Cost of pharma development services
Cost of pharma development services was $7.7 million for the six months ended June 30, 2020 compared to $3.4 million for the six months ended June 30, 2019, an increase of $4.2 million, or 122%. The increase in the cost of pharma development services was primarily attributable to an increase in lab supplies and services costs in support of prospective clinical trials for multiple pharma partners, in addition to costs associated with services provided to a biopharmaceutical collaborator to support IVD testing in Japan.
Sales and marketing
Sales and marketing expense was $10.2 million for the six months ended June 30, 2020 compared to $5.5 million for the six months ended June 30, 2019, an increase of $4.6 million, or 84%. The increase was primarily attributable to an increase in personnel costs of $4.3 million related to expansion of the sales and marketing teams, and an increase of $0.3 million related to allocated overhead and depreciation costs.
Research and development
Research and development expense was $35.9 million for the six months ended June 30, 2020 compared to $9.3 million for the six months ended June 30, 2019, an increase of $26.6 million, or 285%. The increase was primarily attributable to a $11.6 million increase in materials, lab services, and consulting services for the development of the STRATAFIDE and PCM products, a $6.7 million increase in personnel costs as ArcherDX increased headcount to support development of technology, a $4.8 million increase in contractors, professional services, and regulatory filing fees, and an increase of $3.5 million related to allocated overhead and depreciation costs.
General and administrative
General and administrative expense was $18.5 million for the six months ended June 30, 2020 compared to $5.7 million for the six months ended June 30, 2019, an increase of $12.8 million, or 224%. The increase was primarily attributable to higher professional services costs of $5.3 million primarily driven by the recognition of IPO costs of $3.0 million upon the termination of the planned offering, increased personnel costs of $3.8 million related to an increase in headcount, and higher legal costs of $2.8 million related to an increase in litigation activity plus merger related expenses.

Contingent consideration
Contingent consideration for the six months ended June 30, 2019 of $5.5 million was attributable to the change in fair value of the contingent consideration for the Baby Genes Acquisition compared to $39.1 million for the six months ended June 30, 2020 related to an increase in ArcherDX share valuation based on entry into the merger agreement.
Interest expense, net
Interest income was $0.1 million for the six months ended June 30, 2020 compared to no interest income for the six months ended June 30, 2019. ArcherDX’s interest income for the six months ended June 30, 2020 consisted of interest earned on cash and cash equivalents, which increased primarily as a result of proceeds from the issuance of Series C Preferred Stock in December 2019.
Interest expense was $2.0 million for the six months ended June 30, 2020 compared to $0.8 million for the six months ended June 30, 2019. The increase in interest expense was primarily attributable to ArcherDX’s draw down of $30.0 million from the Credit Agreement in May 2019, as well as ArcherDX’s delayed draw of $15.0 million from the Credit Agreement in June 2020.
Other expense
Other expense of $30.1 million for the six months ended June 30, 2020 compared to $0.2 million for the six months ended June 30, 2019. The increase was driven by the valuation of ArcherDX’s Series B Warrants, which were issued to Perceptive in connection with entry into the Credit Agreement. The increase in expense was primarily driven by ArcherDX’s entry into the merger agreement.
Income tax (benefit) expense
Income tax expense was not material due to incurred losses and valuation allowance recorded against deferred tax assets.
Recent Developments
In June 2020, ArcherDX drew down the remaining $15.0 million Delayed Draw Loan Facility making the total outstanding principal $45.0 million. On August 10, 2020, ArcherDX entered into a second amendment to the Credit Agreement with Perceptive, increasing the maximum aggregate outstanding principal amount under the Credit Agreement by $40.0 million for a total credit facility of $85.0 million. As of August 10, 2020, ArcherDX has drawn an aggregate of $65.0 million under the Credit Agreement.
Going concern, liquidity and capital resources
ArcherDX has incurred losses and negative cash flows since its inception. As of June 30, 2020, ArcherDX had an accumulated deficit of $187.0 million. ArcherDX has funded its operations to date principally from the sale of convertible preferred stock, the issuance of convertible notes, entry into term loans and, to a lesser extent, products and services revenue. As of June 30, 2020, ArcherDX had cash and cash equivalents of $21.9 million. On August 10, 2020, ArcherDX entered into a second amendment to the Credit Agreement with Perceptive, increasing the maximum aggregate outstanding principal amount under the Credit Agreement by $40.0 million for a total credit facility of $85.0 million. As of August 10, 2020, ArcherDX has drawn an aggregate of $65.0 million under the Credit Agreement.
ArcherDX evaluated whether there are any conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern over the next twelve months through August 2021, which is one year from the date the interim financial statements were issued. ArcherDX’s cash requirements include, but are not limited to, investments in the research and development of its technologies and sales and marketing, capital expenditures, and working capital requirements. Based on such evaluation, ArcherDX’s management believes that, without additional capital, its existing cash and cash equivalents and available access to credit as of June 30, 2020 are not sufficient to satisfy its operating cash needs for at least one year after the date the financial statements were issued. These factors raise substantial doubt about its ability to continue as a going concern for a period of twelve months subsequent to the issuance of these financial statements. The financial statements included elsewhere in this proxy statement/prospectus have been prepared assuming that ArcherDX will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The financial statements do not reflect any adjustments relating to the recoverability and reclassification of assets and liabilities that might be necessary if ArcherDX is unable to continue as a going concern.
As revenue across its products and services is expected to grow, ArcherDX expects its accounts receivable and inventory balances to increase. Any increase in accounts receivable and inventory may not be completely offset by increases in accounts payable and accrued expenses, which could result in greater working capital requirements.
ArcherDX plans to utilize the existing cash and cash equivalents on hand primarily to fund its commercial and marketing activities associated with its clinical products and services, continued research and development initiatives and scaling of its operations with its anticipated growth.
The COVID-19 pandemic and the measures imposed to contain this pandemic have impacted and are expected to continue to impact ArcherDX’s business. The impact of the COVID-19 pandemic on its business and financial condition will depend on many factors, including the duration of the outbreak and the mitigation requirements affecting its operations, and healthcare delivery and society in general. ArcherDX will continue to evaluate the impact of the COVID-19 pandemic on its business. While ArcherDX has not yet experienced a notable negative impact on the demand for its products or services, current customers, including hospitals, labs, and other medical centers, may delay or cancel product orders due to operational disruptions within their organizations, enrollment for the clinical trials ArcherDX supports may decline due to the various travel restrictions, and its biopharmaceutical collaborators may cancel or delay their companion diagnostic development and research programs due to economic disruptions, or other factors.
Cash flows
The following table summarizes the uses and sources of cash for each of the periods presented (in thousands):
	Six Months Ended June 30,
	2019	2020
Cash used in operating activities	$(10,606)	$(45,699)
Cash used in investing activities	(1,349)	(7,254)
Cash provided by financing activities	42,266	15,344
Operating activities
Cash used in operating activities during the six months ended June 30, 2020 was $45.7 million, which was primarily attributable to a net loss of $117.8 million, offset by non-cash depreciation and amortization of $2.1 million, convertible preferred stock warrant change in fair value of $30.1 million, and share-based compensation of $1.0 million, offset by a decline in ArcherDX’s net operating assets and liabilities. The decline in ArcherDX’s net operating assets and liabilities was driven by an increase in inventories of $5.4 million and an increase in accounts receivable of $5.5 million, partially offset by an increase of accounts payable and accrued liabilities of $12.5 million and a decrease in prepaid expenses and other assets of $2.4 million.
Cash used in operating activities during the six months ended June 30, 2019 was $10.6 million, which was primarily attributable to a net loss of $12.8 million, offset by non-cash contingent consideration change in fair value of $5.5 million, depreciation and amortization of $1.0 million, an increase of accounts payable and accrued liabilities of $1.7 million and share-based compensation of $0.1 million.
Investing activities
Cash used in investing activities during the six months ended June 30, 2020 and the six months ended June 30, 2019 was $7.3 million and $1.3 million, respectively, which was primarily attributable to capital expenditures to support research and development and revenue activities.
Specifically, within ArcherDX’s capital expenditures, it spent $1.5 million on leasehold improvements its new office, laboratory, and manufacturing space, with the remaining $5.5 million mostly consisting of laboratory and manufacturing related equipment for research and development and revenue generating purposes.

Financing activities
Cash provided by financing activities was $15.3 million and $42.3 million during the six months ended June 30, 2020 and 2019, respectively.
Cash provided by financing activities during the six months ended June 30, 2019 was primarily from equity and debt raised in ArcherDX’s Series B Preferred Stock of $13.2 million, and $29.1 million in term loans net of issuance costs from Perceptive concurrent with the issuance of Series B Preferred Stock.
The cash provided by financing activities during the six months ended June 30, 2020 was primarily from the delayed draw of $15.0 million from ArcherDX’s Credit Agreement.
Indebtedness
In May 2019, ArcherDX and its subsidiary entered into a credit agreement and guaranty, subsequently amended in April 2020, which, as amended, is referred to herein as the Credit Agreement, with Perceptive Credit. The Credit Agreement provides for a $30.0 million senior secured term loan and a $15.0 million revolving senior secured delayed draw loan facility, or the Delayed Draw Loan Facility. ArcherDX drew the $30.0 million senior secured term loan in full immediately upon entering into the Credit Agreement. ArcherDX drew the $15.0 million Delayed Draw Loan Facility in full in June 2020 following its achievement of designated revenue milestones.
The Credit Agreement has a four-year term, maturing on May 10, 2023. The outstanding principal amount under the Credit Agreement accrues interest at an annual rate equal to the sum of (a) 8.25% plus (b) the greater of (i) one-month LIBOR and (ii) 2.75%. Interest is payable monthly and all outstanding principal and interest is due and payable at maturity. At December 31, 2019, the interest rate was 11%. The Credit Agreement is guaranteed by all of ArcherDX’s subsidiaries (other than immaterial foreign subsidiaries) and is collateralized by substantially all of its and its subsidiaries’ tangible and intangible assets, including its existing and future intellectual property. The Credit Agreement also contains customary covenants that limit its ability to enter into indebtedness, make distributions and enter into inbound or outbound intellectual property licenses, among other restrictions. As of December 31, 2019, the aggregate amount of outstanding principal under the Credit Agreement was $30.0 million, and ArcherDX has not made any principal payments on such amount.
Under the terms of the Credit Agreement, ArcherDX is required to maintain a $3.0 million cash balance in controlled accounts as collateral securing its obligations under the Credit Agreement. The Credit Agreement also requires ArcherDX to meet certain ongoing revenue requirements. As of the last day of each fiscal quarter, ArcherDX must have received recurring revenue for the twelve consecutive previous months ending on the last day of such fiscal quarter of at least $38,162,000 for the quarter ending June 30, 2020, increasing quarterly to $102,628,000 for the quarter ending March 31, 2023. As of June 30, 2020, ArcherDX was in compliance with all revenue requirements under the Credit Agreement and ArcherDX expects to be in compliance with the ongoing revenue requirements. In the event that ArcherDX was to fail to comply with these ongoing revenue requirements, such non-compliance would constitute an event of default under the Credit Agreement, and Perceptive Credit could declare the outstanding obligations thereunder to be due and payable in whole or in part. At such time, the principal amount so declared and any accrued interest thereon and all fees would become due and payable immediately.
In connection with the entry into the Credit Agreement, ArcherDX issued the Series B Warrant to purchase 455,188 shares of Series B Preferred Stock at an exercise price of $6.85 per share to Perceptive Credit.
In April 2020, in connection with the first amendment to the Credit Agreement, ArcherDX issued and delivered to Perceptive Credit the Delayed Draw Date Warrant, which entitles Perceptive Credit to purchase up to 227,594 fully paid and nonassessable shares of Series B Preferred Stock at $6.85 per share, the original issue price of the Series B Preferred Stock.
In June 2020, ArcherDX drew down the remaining $15.0 million Delayed Draw Loan Facility making the total outstanding principal $45.0 million.
In August 2020, ArcherDX entered into a second amendment to the Credit Agreement with Perceptive, increasing the maximum aggregate outstanding principal amount under the Credit Agreement by $40.0 million for a total credit facility of $85.0 million. As of August 10, 2020, ArcherDX has drawn an aggregate of $65.0 million under the Credit Agreement.

Contractual obligations and commitments
The following table summarizes ArcherDX’s contractual obligations as of December 31, 2019, which represents contractually committed future obligations:
	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Lease obligations(1)	$6,034	$953	$2,421	$2,555	$105
Debt obligations(2)	30,000	—	—	30,000	—
Interest obligations(2)	11,092	3,300	6,600	1,192	—
Royalty obligation(3)	10,229	1,491	2,947	5,791	—
Purchase obligations(4)	—	—	—	—	—
Total	$57,355	$5,744	$11,968	$39,538	$105
(1)
ArcherDX leases office and laboratory space in St. Louis, Missouri; Boston, Massachusetts; Boulder, Colorado; and Golden, Colorado. Please see Note 8 to ArcherDX’s audited financial statements for additional information pertaining to its lease obligations.

(2)
Interest obligations is based upon ArcherDX’s debt outstanding on June 30, 2020 of $45.0 million and the then effective interest rate of 11%. Please see Note 9 to its audited financial statements for additional information pertaining debt and interest obligations.

(3)
Under certain of these agreements, ArcherDX is obligated to pay royalties ranging up to the mid-single digits of sales in which the patents are used in the product or service sold, subject to minimum annual royalties or fees in certain agreements. Please see note 16 to its audited financial statements for additional information pertaining to its royalty obligation. Only minimum royalty payments are listed.

(4)
ArcherDX has contracts and purchase orders for limited future obligations related to continuing ongoing operations. Substantially all of its contracts and purchase orders maybe be canceled without significant penalty to ArcherDX.

As of June 30, 2020, the only material change to ArcherDX’s contractual obligation and commitments is an increase in interest expense for the additional $15.0 million draw on its credit facility.
On August 10, 2020, ArcherDX entered into a second amendment to the Credit Agreement with Perceptive, increasing the maximum aggregate outstanding principal amount under the Credit Agreement by $40.0 million for a total credit facility of $85.0 million. As of August 10, 2020, ArcherDX has drawn an aggregate of $65.0 million under the Credit Agreement.
Net operating loss carryforward
As of December 31, 2019, ArcherDX carried a net operating loss, or NOL, carryforward of approximately $56.0 million, which is available to reduce future taxable income and expires at various times between 2034 and 2038.
Under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. ArcherDX has not completed a study to assess whether an ownership change for purposes of Section 382 or 383 has occurred, or whether there have been multiple ownership changes since its inception. ArcherDX may have experienced ownership changes in the past and may experience ownership changes in the future as a result of shifts in its stock ownership (some of which shifts are outside its control), including in connection with the merger. As a result, if ArcherDX earns net taxable income, its ability to use its pre-change NOL carryforwards to offset such taxable income will be subject to limitations. Similar provisions of state tax law may also apply to limit its use of accumulated state tax attributes. As a result, even if ArcherDX attains profitability, ArcherDX may be unable to use a material portion of its NOL carryforwards and other tax attributes, which could adversely affect its future cash flows.
Off-balance sheet arrangements
As of June 30, 2019 and 2020, ArcherDX did not have any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Quantitative and qualitative disclosures about market risk
ArcherDX is exposed to market risks in the ordinary course of its business. Market risk represents the risk of loss that may impact its financial position due to adverse changes in financial market prices and rates. ArcherDX’s market risk exposure is primarily the result of fluctuations in interest rates.
Interest rate risk
The Credit Agreement with Perceptive has an interest rate equal to the sum of (a) 8.25% plus (b) the greater of (i) one-month LIBOR and (ii) 2.75%. The LIBOR is variable. Such interest-bearing instruments carry a degree of risk; however, ArcherDX has not been exposed to, nor does it anticipate being exposed to, material risks due to changes in interest rates. As of June 30, 2020, ArcherDX had $45.0 million outstanding under the Credit Agreement with Perceptive. As of June 30, 2020, a hypothetical 100 basis point increase in interest rates would result in an approximate $0.2 million increase in interest expense for the remainder of 2020. ArcherDX does not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage its interest rate risk exposure.
Inflation rate risk
ArcherDX does not believe that inflation has had a material effect on its business, financial condition or results of operations. Nonetheless, if its costs were to become subject to significant inflationary pressures, ArcherDX may not be able to fully offset such higher costs through price increases. ArcherDX’s inability or failure to do so could harm its business, financial condition, and results of operations.

Critical accounting policies and estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires ArcherDX’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, ArcherDX evaluates its estimates, including estimates related to revenue, the allowance for doubtful accounts, the allowance for obsolete inventory, allocation of purchase price in business combinations, contingent consideration, convertible preferred stock warrants and stock-based compensation. ArcherDX bases its estimates on historical experience and other market-specific or other relevant assumptions that ArcherDX believes to be reasonable under the circumstances. Actual results could differ from those estimates.
While its significant accounting policies are described in more detail in Note 2 to its consolidated financial statements included elsewhere in this proxy statement/prospectus, ArcherDX believes the following accounting policies to be critical to the judgments and estimates used in the preparation of its financial statements.
Revenue recognition
ArcherDX recognizes revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration which ArcherDX expects to receive in exchange for those goods or services. To determine revenue recognition ArcherDX follows five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.
Precision oncology product sales are recorded net of discounts and other deductions. ArcherDX only recognizes revenue on product sales once product shipment has occurred or upon the completion of services when the product and service are a combined performance obligation.
ArcherDX’s pharma development services contracts consist primarily of milestone-based payments along with annual fees and marked-up pass-through costs. The arrangements are treated as short-term contracts for revenue recognition purposes because they allow termination of the agreement by the customers with 30 to 120 days’ written notice without a termination penalty. Upon termination, customers are required to pay for the proportion of services provided under milestones which were in progress. For revenue, ArcherDX uses a cost plus a margin approach to estimate the standalone value of its performance obligations, which are generally tied to performance-based milestones. Revenue is recognized over time using both input and output methods, based upon surveys of performance completed to date toward each milestone, including labor hours expended, tests processed or time elapsed, that measure progress toward the achievement of the milestone. ArcherDX recognizes revenue in an amount that reflects the consideration which ArcherDX expects to receive in exchange for those goods or services. To select the measure of progress, ArcherDX considers the expectations of the performance period which may be based on estimates of samples or internal estimates of the labor hours to be expended based on both the customer and ArcherDX’s expected development timeframes and requirements. ArcherDX regularly reviews its expectations of the extent of progress and if any changes in estimates are made, ArcherDX recognizes revenue using the cumulative catch-up method.
Share-based compensation
ArcherDX measures share-based compensation expense for stock options granted on the date of grant and recognize the corresponding compensation expense of those awards over the requisite service period, which is generally the vesting period of the award.
ArcherDX estimates the fair value of stock options granted to its employees and directors on the grant date, and the resulting share-based compensation expense, using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the use of assumptions regarding a number of inputs and assumptions including the fair value of its common stock, expected term, volatility, risk-free interest rate and expected dividends. The fair value of its common stock requires significant judgment and was historically determined by its board of directors, with input from its management.
At December 31, 2019 and June 30, 2020, unrecognized share-based compensation expense related to unvested stock options was $3.5 million and $7.2 million, respectively, which is expected to be recognized over a remaining weighted-average period of 3.1 years and 3.1 years, respectively.

As there has been no public market for ArcherDX’s common stock to date, the estimated fair value of the common stock issuable upon exercise of its stock options was determined by its board of directors, with input from its management, considering its most recently available valuations of common stock and its board of directors’ assessment of additional objective and subjective factors that it believed were relevant, and factors that may have changed from the date of the most recent valuation through the date of the grant. ArcherDX believes its board of directors has the relevant experience and expertise to determine the fair value of its common stock.
The valuations of ArcherDX’s common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions ArcherDX uses in the valuation models, are based on future expectations combined with its management’s judgment. These factors include:
•	the prices, rights, preferences, and privileges of its Preferred Stock relative to those of its common stock;
•	lack of marketability of the common stock;
•	current business conditions and projections;
•	hiring of key personnel and the experience of management;
•	its stage of development;
•	likelihood of achieving a liquidity event, such as an initial public offering, a merger or acquisition of its company given prevailing market conditions, or other liquidation event;
•	the market performance of comparable publicly traded companies;
•	the U.S. and global capital market conditions; and
•	the magnitude of the impact of the COVID-19 pandemic on its productivity, results of operations and financial position, as well as on U.S. and global capital market conditions.
The assumptions ArcherDX uses in the valuation models are based on future expectations combined with management’s judgment. As of December 31, 2019, ArcherDX included a 20% probability of an initial public offering in our valuation models. For the valuation models used for the quarter ended March 31, 2020, in evaluating ArcherDX’s probability of an initial public offering, management took into consideration the positive steps taken by ArcherDX in progressing towards an initial public offering, while also taking into account the unprecedented market volatility and short and long term economic uncertainty associated with the COVID-19 pandemic. At March 31, 2020, the COVID-19 related factors significantly reduced the likelihood that a public offering would be a viable financing strategy for ArcherDX. The balance of these considerations led management to include a 20% probability of an initial public offering in ArcherDX’s valuation model as of March 31, 2020.
As of April 27, 2020, ArcherDX assumed a 60% probability of an IPO, for purposes for valuing Series B warrants issued to Perceptive as a result of entering into the first amendment of the credit facility agreement. In the period between March 31, 2020 and April 27, 2020, the balance of improving market conditions despite the COVID-19 pandemic, positive feedback from investment banks regarding ArcherDX’s IPO prospects, plus ArcherDX’s active engagement in testing-the-waters meetings and analyst calls, led ArcherDX’s management to this conclusion on IPO probability.
As of June 30, 2020, as a result of signing the merger agreement on June 21, 2020, ArcherDX determined that the likelihood of a merger was high, and the probability of an IPO or staying private as a standalone company to be low. The fair value per common share valuation as of June 30, 2020 weighted the various probabilities and valuations of staying private as a standalone company, completing an IPO, or merging with Invitae, as components of the overall valuation.
In valuing its common stock during 2019 and for the quarters ended March 31, 2020 and June 30, 2020, ArcherDX utilized an option pricing method, or OPM, for the majority of the year and a hybrid methodology that includes a probability-weighted expected return method, or PWERM, and an OPM, which is a highly complex and subjective valuation methodology, after its Series C Preferred Stock financing when activities leading up to the planned initial public offering were more significant. Under a PWERM, the fair market value of the common stock is estimated based upon an analysis of future values for the enterprise assuming various future outcomes. Within one of those potential outcomes, ArcherDX utilized the OPM. The OPM treats the rights of the holders of convertible preferred stock and common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of convertible preferred stock, as well as their rights to participation and conversion. Based on the timing and nature of an assumed liquidity event in each scenario, a discount for lack of marketability either was or was not applied to each scenario as appropriate. ArcherDX then probability-weighted the value of each expected outcome to arrive at an estimate of fair value per share of common stock.
Warrants to purchase convertible preferred stock
ArcherDX has issued warrants to purchase its convertible preferred stock in connection with current and historical long-term debt arrangements. See “Certain relationships and related party transactions” for a description of such warrants. The fair value of the warrants was initially recorded as debt issuance cost and is amortized to interest expense over the term of the debt. The warrants are recorded as a liability due to provisions underlying ArcherDX’s convertible preferred stock which could prevent ArcherDX from settling the warrants with shares. The liabilities are adjusted to fair value each reporting period. The fair value is determined utilizing the valuation analysis that is performed to determine the value of ArcherDX’s common stock, which is a highly complex and subjective valuation methodology.
Contingent Consideration
Contingent consideration is recorded in connection with accounting for business combinations. Contingent consideration liabilities are recognized at the estimated fair value on the acquisition date. Subsequent changes to the fair value of contingent consideration liabilities are recognized in operating expense in the consolidated statements of operations. For the Baby Genes Acquisition, the fair value of the contingent consideration is driven by changes in the fair value of the Series A Preferred Stock and expectations related to meeting revenue targets. In the event of a change of control, any remaining and unpaid earn-out consideration will be paid in full immediately prior to the consummation of the change of control.
Goodwill
Goodwill represents the excess of the purchase price over the net amount of identifiable assets acquired and liabilities assumed in a business combination measured at fair value. ArcherDX assesses goodwill for impairment on a quarterly basis and upon any occurrence of triggering events or substantive changes in circumstances that could indicate a potential impairment.
ArcherDX evaluates goodwill for impairment by first assessing qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. ArcherDX evaluates certain qualitative factors such as macroeconomic conditions, the market and industry in which ArcherDX operates, cost factors, overall financial performance and other relevant entity-specific events to determine if there are any negative trends or events that could indicate impairment. If ArcherDX determines that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, or if ArcherDX chooses to bypass the qualitative assessment, ArcherDX performs a quantitative goodwill impairment test. Goodwill impairment exists when the estimated fair value of the one reporting unit is less than its carrying value. If impairment exists, the carrying value of the goodwill is reduced to fair value through an impairment charge recorded in its statements of operations. To date, ArcherDX has not recognized any impairment of goodwill.
Recent accounting pronouncements
See Note 2 – ‘Summary of Significant Accounting Policies’ to ArcherDX’s audited financial statements included elsewhere in this proxy statement/prospectus for more information.

PRINCIPAL STOCKHOLDERS OF ARCHERDX
The following table sets forth information with respect to the beneficial ownership of ArcherDX’s common stock as of August 1, 2020:
•	each of ArcherDX’s named executive officers;
•	each of ArcherDX’s directors;
•	all of ArcherDX’s directors and executive officers as a group; and
•	each person or entity known by ArcherDX to own beneficially more than 5% of ArcherDX’s common stock (by number or by voting power).
ArcherDX has determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, ArcherDX believes, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.
The number of shares owned, total shares beneficially owned and the percentage of common stock beneficially owned below reflect the one-for-0.7039 of a share reverse stock split effected on June 17, 2020 and assumes, in each case, a total of 6,627,583 shares of ArcherDX’s outstanding common stock, the conversion of (i) all 9,564,671 shares of ArcherDX’s Series A preferred stock into 9,564,671 shares of ArcherDX’s common stock, (ii) all 2,190,546 shares of ArcherDX’s Series B preferred stock into 2,190,546 shares of ArcherDX’s common stock and (iii) all 6,638,261 shares of ArcherDX’s Series C preferred stock into 6,638,261 shares of ArcherDX’s common stock, and gives effect to (i) the issuance of 837,428 shares of ArcherDX’s Series A preferred stock on an as-converted to common stock basis under the Baby Genes Merger Agreement and (ii) the issuance of 682,783 shares of ArcherDX’s Series B Preferred Stock, upon the exercise of the warrants to purchase shares of Series B Preferred Stock with an exercise price of $6.85 per share, each in connection with the merger.
In computing the number of shares beneficially owned by a person and the percentage ownership of such person, ArcherDX deemed to be outstanding all shares subject to options or warrants held by the person that are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of August 1, 2020. However, except as described above, ArcherDX did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o ArcherDX, Inc., 2477 55th Street, Suite 202, Boulder, CO 80301.
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Ownership(1)
5% Stockholders
KV Enzymatics, LLC(2)	3,673,682	13.8%
Entities affiliated with Perceptive Life Sciences Master Fund LTD.(3)	3,703,186	14.0%
QIAGEN North American Holdings, Inc.	2,403,024	9.1%
Entities affiliated with Redmile Biopharma Investments II, L.P.(4)	1,810,442	6.8%
Stephen Picone(5)	1,854,204	7.0%
Entities affiliated with Boulder Ventures VII, L.P.(6)	1,461,987	5.5%
Named Executive Officers and Directors
Jason Myers(7)	1,238,663	4.6%
Joshua Stahl(8)	150,165	*
Britton Russell(9)	7,444	*
Marvin Caruthers(10)	101,407	*
Steven Kafka(11)	220,843	*
Kyle Lefkoff(6)	1,461,987	5.5%
Paul Manning(12)	4,864,453	18.3%
Jason Ryan	—
All executive officers and directors as a group (8 persons)(13)	8,044,962	29.7%
*	Represents beneficial ownership of less than 1% of class

(1)	Based on 26,541,272 shares of capital stock outstanding as of August 1, 2020.
(2)
Mr. Manning, Ian Ratcliffe and Robert Harding are members of KV Enzymatics, LLC, or Enzymatics, and each may be deemed to indirectly own the shares held by Enzymatics. The address for Enzymatics is 200 Garrett Street, Suite S, Charlottesville, VA 22902.

(3)
Consists of 2,413,922 shares of ArcherDX’s common stock held by Perceptive Life Sciences Master Fund LTD, or Perceptive Life, 527,421 shares of ArcherDX’s common stock held by Perceptive Credit Holdings II, LP, or Perceptive Credit, 79,060 shares of ArcherDX’s common stock held by PCOF EQ AIV II, LP, or, together with Perceptive Life and Perceptive Credit, the Perceptive Entities, and Series B Warrants held by Perceptive Credit to purchase an aggregate of 682,783 shares of ArcherDX’s common stock upon the exercise of the Series B Warrants in connection with the merger. The address for the Perceptive Entities is 51 Astor Place, 10th Floor, New York, NY 10003.

(4)
Consists of 1,270,298 shares of ArcherDX’s common stock held by Redmile Biopharma Investments II, L.P., or Redmile Biopharma, and 540,144 shares of ArcherDX’s common stock held by Redmile Private Investments II, L.P., Redmile Investments, and together with Redmile Biopharma, Redmile Entities. Redmile Biopharma Investments II (GP), LLC is the general partner of Redmile Biopharma. Redmile Private Investments II (GP), LLC is the general partner of Redmile Investments. The address for the Redmile Entities is One Letterman Drive, Suite D3-300, San Francisco, CA 94129.

(5)
Consists of 1,204,567 shares of ArcherDX’s common stock held by Stephen Picone, 383,860 shares of ArcherDX’s common stock held by the Stephen Picone Trust, of which Mr. Picone and his spouse are trustees, 195,387 shares of ArcherDX’s common stock to be issued to the Stephen Picone Trust pursuant to the terms of the Baby Genes Agreement in connection with this merger and 70,390 shares of ArcherDX’s common stock held by the Picone 2014 Irrevocable Trust, of which Mr. Picone’s spouse is trustee. The address for Mr. Picone is 507 Valley View Dr., Boulder, CO 80304.

(6)
Consists of 735,299 shares of ArcherDX’s common stock held by Boulder Ventures VII, L.P., or BV VII, and 726,688 shares of ArcherDX’s common stock held by Boulder Ventures VI, L.P., or BV VI, and together with BV II, or BV Entities. BV Partners VII, LLC, or BVP VII, is the general partner of BV VII and BV Partners VI, LLC, or BVP VI, is the general partner of BV VI. BVP VII may be deemed to indirectly beneficially own the shares owned by BV VII and BVP VI and may be deemed to indirectly own the shares of BV VI. Kyle A. Lefkoff, a member of ArcherDX’s board, Peter A. Roshko and Jonathan L. Perl are managing members of BVP VII and Mr. Lefkoff, Mr. Roshko and Mr. Perl are managing members of BVP VI, and each share voting and dispositive power over the shares held by the applicable BV Entities. The principal business address of the BV Entities is 1941 Pearl Street, Suite 300, Boulder, CO 80302.

(7)
Includes 187,706 shares Dr. Myers has the right to acquire through the exercise of stock options within 60 days of August 1, 2020 and 174,113 shares of ArcherDX’s common stock to be issued to Dr. Myers pursuant to the terms of the Baby Genes Agreement in connection with the merger.

(8)	Includes 107,931 shares Mr. Stahl has the right to acquire through the exercise of stock options within 60 days of August 1, 2020.
(9)	Consists of 7,444 shares Mr. Russell has the right to acquire through the exercise of stock options within 60 days of August 1, 2020.
(10)
Consists of 8,799 shares Dr. Caruthers has the right to acquire through the exercise of stock options within 60 days of August 1, 2020 and 92,608 shares of ArcherDX’s common stock held by the J.P. Morgan Trust Company of Delaware, Trustee of The Marvin H. Caruthers 2008 Irrevocable Trust of which Dr. Caruthers is trustee.

(11)	Consists of 220,843 shares Dr. Kafka has the right to acquire through the exercise of stock options within 60 days of August 1, 2020.
(12)
Consists of 253,461 shares of ArcherDX’s common stock held by BKB Growth Investments LLC, or BKB Growth, 937,310 shares of ArcherDX’s common stock held by PBM and 3,673,682 shares of ArcherDX’s common stock held by Enzymatics. Tiger Lily Capital, LLC is the manager of BKB Growth. Paul B. Manning, one of ArcherDX’s directors, and Bradford Manning are managers of Tiger Lily Capital, LLC, and each share voting and dispositive power over the shares held by BKB Growth. Paul B. Manning, a manager of PBM, may be deemed to indirectly own the shares held by PBM. Mr. Manning, Ian Ratcliffe and Robert Harding are members of Enzymatics, and each may be deemed to indirectly own the shares held by Enzymatics.

(13)
Includes 532,723 shares issuable upon exercise of stock options exercisable within 60 days of August 1, 2020 and 7,512,239 shares of common stock held by ArcherDX’s current directors and executive officers, including Jason Myers, Joshua Stahl, Britton Russell, Marvin Caruthers, Steven Kafka, Kyle Lefkoff, Paul Manning and Jason Ryan as more fully described above.

COMPARISON OF STOCKHOLDER RIGHTS
Both Invitae and ArcherDX are incorporated under the laws of the State of Delaware, and, accordingly, the rights of the stockholders of each are currently governed by the DGCL. Invitae will continue to be a Delaware corporation following completion of the merger and will be governed by the DGCL.
Upon completion of the merger, ArcherDX stockholders immediately prior to the completion of the merger will become Invitae stockholders. The rights of the former ArcherDX stockholders and the Invitae stockholders will thereafter be governed by the DGCL and by Invitae’s certificate of incorporation and bylaws.
The following description summarizes the material differences between the rights of the stockholders of Invitae and ArcherDX based on their respective current certificates of incorporation and bylaws and the DGCL, but is not a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. Stockholders should read carefully the relevant provisions of the DGCL and the respective current certificates of incorporation and bylaws of Invitae and ArcherDX. For more information on how to obtain certain documents that are not attached to this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 192.
	Rights of Invitae Stockholders	Rights of ArcherDX Stockholders
Authorized Capital Stock	The authorized capital stock of Invitae consists of 400,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share.	The authorized capital stock of ArcherDX consists of 45,000,000 shares of common stock, par value $0.01 per share, and 28,293,525 shares of preferred stock, par value $0.001 per share.
Preferred Stock
Invitae’s certificate of incorporation provides that the Invitae Board may authorize the issuance of one or more series of preferred stock and fix by resolution (filed in accordance with the DGCL) the number of its shares, designations, preferences, voting powers (full or limited), relative, participating, optional or other special rights and privileges of each series and such qualifications, limitations or restrictions thereof.
ArcherDX’s certificate of incorporation does not provide that the ArcherDX Board may authorize the issuance of any series of preferred stock.
Dividends
Invitae’s certificate of incorporation provides that the Invitae Board may declare and pay dividends, from funds lawfully available, on the common stock subject to any preferential dividend rights of any then outstanding preferred stock.

ArcherDX’s certificate of incorporation provides that, prior to any payment of dividends on the shares of common stock, each series of preferred stock shall receive a non-cumulative dividend equal to 6% of the applicable original issue price of each such series of preferred stock. After the payment of the preferential dividend amounts described above, the ArcherDX Board may declare and pay dividends, from funds lawfully available, pro rata on the common stock and the preferred stock on a pari passu basis.

Special Meetings of Stockholders	Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or by-laws.	Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or by-laws.

	Rights of Invitae Stockholders	Rights of ArcherDX Stockholders

Invitae’s certificate of incorporation and bylaws provide that special meetings of stockholders may be called from time to time only by a majority of the Invitae Board, the Chief Executive Officer or the Chairman of the Invitae Board for the purpose specified in the notice of meeting. Any power of stockholders to call a special meeting of stockholders is specifically denied.

ArcherDX’s bylaws provide that special meetings of stockholders may be called from time to time only by the ArcherDX Board, the chairperson of the ArcherDX Board, or one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

Special Meetings of the Board
Invitae’s bylaws provide that special meetings of the Invitae Board may be called from time to time by the Secretary only at the request of the Chairman of the Board, the Chief Executive Officer, or by written consent of a majority of the directors then in office.

ArcherDX’s bylaws provide that special meetings of the ArcherDX Board may be called from time to time by the chairperson of the ArcherDX Board, the Chief Executive Officer, the President, the Secretary, or any two directors.

Stockholder Action by Written Consent
Under the DGCL, any action that can be taken at any annual or special meeting of stockholders of a corporation may also be taken by stockholders without a meeting, without prior notice and without a vote unless the certificate of incorporation provides otherwise.

Under the DGCL, any action that can be taken at any annual or special meeting of stockholders of a corporation may also be taken by stockholders without a meeting, without prior notice and without a vote unless the certificate of incorporation provides otherwise.

	Invitae’s certificate of incorporation provides that stockholders may not take action by written consent.	ArcherDX’s certificate of incorporation does not prohibit stockholders from taking action by written consent.
Stockholder Proposals and Nominations of Candidates for Election to the Board of Directors
Invitae’s bylaws allow stockholders who are entitled to vote at the meeting and who timely gave notice in writing to Invitae’s secretary prior to the meeting, to nominate candidates for election to the Invitae Board. Stockholders who are entitled to vote at the meeting and who timely gave notice in writing to Invitae’s secretary prior to the meeting may also propose business to be considered by stockholders at an annual meeting.
ArcherDX’s bylaws do not allow stockholders to (i) nominate candidates for election to the ArcherDX Board or (ii) propose business to be conducted at an annual meeting.

Such proposals and nominations (other than matters included in the notice of meeting pursuant to Rule 14a-8 promulgated under the Exchange Act) may only be brought in accordance with the applicable provision of Invitae’s bylaws.

	Rights of Invitae Stockholders	Rights of ArcherDX Stockholders

In connection with an annual meeting, to be timely, notice of such proposals and nominations must be delivered to the Secretary at Invitae’s principal executive office by a nationally recognized courier service or mailed by first class United States mail, postage or delivery charges prepaid not more than 120 days nor less than 90 days in advance of the anniversary of the date of Invitae’s proxy statement provided in connection with the previous year’s annual meeting of stockholders, or if no annual meeting was held in the previous year or the annual meeting is called for a date that is more than 30 days before or after the anniversary date of the previous year’s annual meeting, notice by the stockholder must be received by Invitae’s Secretary not later than the close of business on the later of (x) the 90th day prior to such annual meeting and (y) the 10th day following the day on which public announcement of the date of such meeting is first made by Invitae. In the case of a special meeting of stockholders called for the purpose of electing directors, to be timely, notice of such nominations must be delivered not later than the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made by Invitae.

Proxy Access for Director Nominations	Neither the Invitae certificate of incorporation nor the Invitae bylaws contain proxy access provisions.	Neither the ArcherDX certificate of incorporation nor the ArcherDX bylaws contain proxy access provisions.
Number of Directors
The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors, each of whom must be a natural person, with the number of directors fixed by or in the manner provided in the corporation’s bylaws unless the certificate of incorporation fixes the number of directors.

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors, each of whom must be a natural person, with the number of directors fixed by or in the manner provided in the corporation’s bylaws unless the certificate of incorporation fixes the number of directors.

	Rights of Invitae Stockholders	Rights of ArcherDX Stockholders
	Invitae’s certificate of incorporation and bylaws provide that the number of directors will be determined by resolution of the majority of the Invitae directors then in office.	ArcherDX’s certificate of incorporation and bylaws provide that the number of directors will be determined by resolution of the ArcherDX Board.
	There are currently five directors serving on the Invitae Board.	There are currently six directors serving on the ArcherDX Board.
Election of Directors
The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. The DGCL also permits classified boards.

The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. The DGCL also permits classified boards.

Invitae’s certificate of incorporation and bylaws provide that the Invitae Board is divided into three classes of directors, each class serving staggered three-year terms and being as nearly equal in number as possible. Each class holds office until the third annual meeting of stockholders following the most recent election of such class.
Neither ArcherDX’s certificate of incorporation nor bylaws provide for the division of the ArcherDX Board into classes of directors.

Invitae’s directors are elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. An election of directors by the stockholders is determined by a plurality of the votes cast by the stockholders entitled to vote at such election.
ArcherDX’s directors can be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election or by written consent in lieu of an annual meeting.

The Invitae Board has adopted a rule requiring any nominee for director who receives a greater number of votes “against” or “withheld” than votes “for” in an uncontested election to promptly tender his or her irrevocable resignation for consideration by the Invitae Board. If such director’s resignation is accepted by the Invitae Board, then the Invitae Board, in its sole discretion, may fill the resulting vacancy in accordance with Invitae’s bylaws.

The ArcherDX Board does not have a rule requiring any nominee for director who receives a greater number of votes “against” or “withheld” than votes “for” in an uncontested election to promptly tender his or her irrevocable resignation for consideration by the ArcherDX Board.

	Rights of Invitae Stockholders	Rights of ArcherDX Stockholders
Removal of Directors
The DGCL provides that directors serving on a classified board may be removed only for cause by the holders of a majority of the shares then entitled to vote in an election of directors, unless a higher threshold is provided in the certificate of incorporation.

The DGCL provides that directors serving on a classified board may be removed only for cause by the holders of a majority of the shares then entitled to vote in an election of directors, unless a higher threshold is provided in the certificate of incorporation.

Invitae’s bylaws provide that directors may be removed, but only for cause, by the holders of a majority of the voting power of the capital stock issued and outstanding then entitled to vote at an election of directors.

ArcherDX’s bylaws provide that directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. ArcherDX’s certificate of incorporation provides that the three directors elected by the holders of preferred stock, voting together as a single class on an as-converted basis, and the director elected by the common stock, exclusively and as a separate class, may be removed without cause by, and only by, the affirmative vote of the holders entitled to elect such director or directors.

Vacancies of Directors	Invitae’s certificate of incorporation and bylaws provide that any vacancy in the Invitae Board may be filled by a majority of the directors then in office or by a sole remaining director.
ArcherDX’s bylaws provide that, unless otherwise provided in ArcherDX’s certificate of incorporation, any vacancy in the ArcherDX Board may be filled by a majority of the directors then in office or by a sole remaining director.

ArcherDX’s certificate of incorporation provides that if the holders of the shares of preferred stock or common stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to ArcherDX’s certificate of incorporation, then any directorship not so filled shall remain vacant until such time as the holders of the preferred stock or common stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of ArcherDX other than by the stockholders of ArcherDX that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class.

	Rights of Invitae Stockholders	Rights of ArcherDX Stockholders
Limitation on Liability of Directors
The DGCL permits corporations to include provisions in their certificate of incorporation eliminating monetary damages for a director for any breach of fiduciary duty. A corporation may not eliminate liability for a director’s breach of the duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful dividends, stock purchases or redemptions, or for any transaction from which the director derived an improper personal benefit.

The DGCL permits corporations to include provisions in their certificate of incorporation eliminating monetary damages for a director for any breach of fiduciary duty. A corporation may not eliminate liability for a director’s breach of the duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful dividends, stock purchases or redemptions, or for any transaction from which the director derived an improper personal benefit.

In accordance with the DGCL, Invitae’s certificate of incorporation provides that no director will be personally liable to Invitae or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

In accordance with the DGCL, ArcherDX’s certificate of incorporation provides that no director will be personally liable to ArcherDX or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

Indemnification of Directors and Officers
Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Under the DGCL, a Delaware corporation must indemnify its present or former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to

Rights of Invitae Stockholders	Rights of ArcherDX Stockholders
believe the individual’s conduct was unlawful. However, no indemnification may be paid for judgments and settlements in actions by or in the right of the corporation.	believe the individual’s conduct was unlawful. However, no indemnification may be paid for judgments and settlements in actions by or in the right of the corporation.

A corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity.

A corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity.

The DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of a corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such.

The DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of a corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such.

Invitae’s bylaws provide that it will indemnify any person who was or is made a party or is threatened to be made a party to or is involved in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Invitae, or is or was serving at the request of Invitae as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan sponsored or maintained by Invitae, or other enterprise, against all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of

ArcherDX’s bylaws provide that ArcherDX will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of ArcherDX) by reason of the fact that such person is or was a director or officer of ArcherDX, or is or was a director or officer of ArcherDX serving at the request of ArcherDX as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of ArcherDX, and, with respect to any criminal action or proceeding, had no

Rights of Invitae Stockholders	Rights of ArcherDX Stockholders
Invitae, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.	reasonable cause to believe such person’s conduct was unlawful.

ArcherDX’s bylaws also provide that ArcherDX will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of ArcherDX to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of ArcherDX, or is or was a director or officer of ArcherDX serving at the request of ArcherDX as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of ArcherDX; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to ArcherDX unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Invitae’s bylaws further provide that a person entitled to indemnification will also have the right advancement of expenses incurred in defending any proceeding, provided that if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a

ArcherDX’s bylaws further provide that expenses (including attorneys’ fees) incurred by an officer or director of ArcherDX in defending any proceeding will be paid by ArcherDX in advance of the final disposition of such proceeding upon receipt of a written request therefor

	Rights of Invitae Stockholders	Rights of ArcherDX Stockholders

director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to Invitae of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to be indemnified. In addition, no advance shall be made to an officer of Invitae (unless such officer is or was a director of Invitae) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is made by the disinterested members of Invitae’s board of directors or independent legal counsel, that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of Invitae.

(together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified under ArcherDX’s bylaws or the DGCL. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of ArcherDX or by persons serving at the request of ArcherDX as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as ArcherDX deems appropriate.

Exclusive Forum
Invitae’s certificate of incorporation provides, unless Invitae consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Invitae, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of Invitae’s directors, officers or other employees to Invitae or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine.
ArcherDX’s certificate of incorporation does not contain a provision for an exclusive forum.

	Rights of Invitae Stockholders	Rights of ArcherDX Stockholders
Amendments to Certificate of Incorporation
Under the DGCL, an amendment to the certificate of incorporation generally requires (1) the approval of the board of directors, (2) the approval of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any.

Under the DGCL, an amendment to the certificate of incorporation generally requires (1) the approval of the board of directors, (2) the approval of a majority of the voting power of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any.

Invitae’s certificate of incorporation provides that the affirmative vote of the holders of at least 66-2/3% of the voting power of the shares of Invitae’s capital stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend in any respect or repeal Paragraph A of Article V (Amendments to Bylaws), Article VI (Board of Directors; Newly Created Directorships), Article VII (Action By Written Consent; Meetings of Stockholders; Stockholder Nominations; Exclusive Forum), Article VIII (Limitation on Liability; Indemnification; Insurance) or Article IX (Amendment to Certificate of Incorporation).

ArcherDX’s certificate of incorporation contains “protective provisions” that require separate approvals of (i) a majority of the preferred stock, voting together as a single class on an as-converted basis, (ii) a majority of the Series A preferred stock, (iii) a majority of the Series B preferred stock and (iv) a majority of the Series C preferred stock, in each case in order to amend the charter in furtherance of any of several enumerated actions set forth in ArcherDX’s certificate of incorporation.

Amendments to Bylaws
The Invitae certificate of incorporation authorizes the Invitae board of directors to adopt, amend or repeal Invitae’s bylaws, without any action on the part of the stockholders, by the vote of at least a majority of the directors then in office. In addition, Invitae’s bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least two-thirds of the voting power of the shares of Invitae’s capital stock entitled to vote in the election of directors, voting as one class; provided, however, that the affirmative vote of the holders representing only a majority of the voting power of the shares of Invitae’s capital stock entitled to vote in the election of directors, voting as one class, shall be required if such adoption, amendment or repeal of

ArcherDX’s bylaws may be adopted, amended or repealed by the vote of the stockholders entitled to vote thereon. In addition, ArcherDX’s certificate of incorporation authorizes the ArcherDX Board to make, repeal, alter, amend and rescind any or all of ArcherDX’s bylaws, without any action on the part of the stockholders; provided that pursuant to ArcherDX’s bylaws, a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the ArcherDX Board.

	Rights of Invitae Stockholders	Rights of ArcherDX Stockholders
Invitae’s bylaws has been previously approved by the affirmative vote of at least two-thirds of the directors then in office.
Certain Business Combinations
Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” (a holder of more than 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested stockholder, the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder or other specified exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203.

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with a stockholder acquiring more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” (a holder of more than 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested stockholder, the board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder or other specified exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203.

Although the DGCL permits a Delaware corporation’s certificate of incorporation to provide for a greater vote for a merger, consolidation or sale of substantially all the assets of a corporation than the vote described above, the Invitae certificate of incorporation does not require a greater vote.

Although the DGCL permits a Delaware corporation’s certificate of incorporation to provide for a greater vote for a merger, consolidation or sale of substantially all the assets of a corporation than the vote described above, the ArcherDX certificate of incorporation does not require a greater vote.

Stockholder Rights Plan	The DGCL does not include a statutory provision expressly validating stockholder rights plans. However, such plans have generally been upheld by the decisions of courts applying Delaware law.	The DGCL does not include a statutory provision expressly validating stockholder rights plans. However, such plans have generally been upheld by the decisions of courts applying Delaware law.
	Invitae does not have a stockholder rights plan currently in effect.	ArcherDX does not have a stockholder rights plan currently in effect.

APPRAISAL RIGHTS OF ARCHERDX STOCKHOLDERS
Stockholder Rights of Appraisal Under Section 262 of the Delaware General Corporation Law
Although Invitae stockholders do not have appraisal rights in connection with the merger, ArcherDX stockholders have such appraisal rights. The following, which applies to ArcherDX stockholders only, is a summary of the procedures to be followed under Section 262 of the DGCL, the full text of which is included as Annex C and is incorporated herein by reference. The summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL, which is attached as Annex C, and to any amendments to such section after the date of this proxy statement/prospectus. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. ArcherDX stockholders should assume that ArcherDX will take no action to perfect any appraisal rights of any ArcherDX stockholder. Any ArcherDX stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL, which is attached as Annex C, and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.
Under Section 262 of the DGCL, only a holder of record of shares of capital stock of ArcherDX who has not consented to the merger and who continuously is the record holder of such shares through the effective time of the merger will be entitled to seek appraisal. The demand for appraisal must be executed by or for the holder of record, fully and correctly, as such holder’s name appears on the holder’s certificates evidencing shares of capital stock of ArcherDX. If the shares of capital stock of ArcherDX are owned of record by a person other than the beneficial owner, such demand must be executed by or for the record holder. A person having a beneficial interest in shares that are held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect appraisal rights. If the shares of capital stock of ArcherDX are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including an agent for one or more joint owners, may execute the demand for appraisal for a holder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such shares.
A record holder, such as a broker who holds shares of capital stock of ArcherDX as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the shares held for such beneficial owners. In such case, the written demand for appraisal should set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of shares, such demand will be presumed to cover all shares held in the name of such record owner.
Under Sections 228(e) and 262(d)(2) of the DGCL, ArcherDX is required to mail to each holder of capital stock of ArcherDX who has not consented in writing to the adoption and approval of the merger agreement and the merger and the transactions contemplated thereby a notice of corporate action taken without a meeting and notice of availability of appraisal rights. The notice of corporate action taken without a meeting, notice of availability of appraisal rights and a copy of Section 262 of the DGCL must be delivered to the applicable ArcherDX stockholders by ArcherDX either following receipt of the requisite approval of the adoption and approval of the merger agreement, the merger and the transactions contemplated thereby, or within ten (10) days following the effective date of the merger. Such notice, if given on or after the effective date of the merger, must also notify the stockholders of the effective date of the merger. As the notice of corporate action taken without a meeting does not notify the stockholders of the effective date of the merger, either (i) ArcherDX must send a second notice before the effective date of the merger notifying each stockholder entitled to appraisal rights of the effective date of the merger or (ii) ArcherDX will send such second notice to each stockholder entitled to appraisal rights on or within ten (10) days after the effective date of the merger, provided, however, that if such second notice is sent more than twenty (20) days following the sending of the first notice, such second notice need only be sent to those stockholders entitled to appraisal rights and who have demanded appraisal rights of his, her or its shares in accordance with Section 262(d) of the DGCL. Holders of shares of ArcherDX capital stock who desire to exercise appraisal rights must not consent to the merger and must deliver a separate demand for appraisal.

Not delivering a written consent in favor of the approval of the merger and the adoption of the merger agreement will not be considered a demand for appraisal rights. Any stockholder who fails to send a written demand to ArcherDX at:
ArcherDX, Inc.
2477 55th Street
Boulder, Colorado
Attention: Ben Carver, General Counsel
in accordance with the provisions of the DGCL, will lose the right to an appraisal under the DGCL.
A stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw a demand for appraisal within sixty (60) days after the effective time of the merger. Thereafter, the approval of ArcherDX will be needed for such a withdrawal. Upon withdrawal of a demand for appraisal, an ArcherDX stockholder will be entitled to receive the consideration set forth in the merger agreement in exchange for his, her or its shares of capital stock of ArcherDX.
Within one hundred and twenty (120) days after the effective time of the merger, in compliance with Section 262 of the DGCL, any ArcherDX stockholder who is a “dissenting stockholder,” which means that such stockholder has properly demanded an appraisal and who has not withdrawn the ArcherDX stockholder’s demand as provided above, and ArcherDX each have the right to file in the Delaware Court of Chancery a petition demanding a determination of the value of the shares held by all of the dissenting stockholders with a copy served on the Surviving Corporation in the case of a petition filed by an ArcherDX stockholder. If, within one hundred and twenty (120) days after the effective time of the merger, no petition shall have been filed as provided above, all rights to appraisal will cease and all of the dissenting stockholders who owned shares of capital stock of ArcherDX will become entitled to receive the consideration set forth in the merger agreement in exchange for his, her or its shares of capital stock of ArcherDX. ArcherDX is not obligated and does not currently intend to file a petition. Any dissenting stockholder is entitled, within one hundred and twenty (120) days after the effective time of the merger and upon written request to ArcherDX, to receive from ArcherDX a statement setting forth the aggregate number of shares not voted in favor of the merger and with respect to which demands for appraisal have been received and the aggregate number of dissenting stockholders. A person who is the beneficial owner of shares of stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in the previous sentence. Such statement must be mailed within ten (10) days after such written request has been received by the corporation.
Upon the filing of a petition by a dissenting stockholder, the Delaware Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to ArcherDX and all the dissenting stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs relating to these notices will be borne by ArcherDX.
If a hearing on the petition is held, the Delaware Court of Chancery is empowered to determine which dissenting stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their shares. The Delaware Court of Chancery may require that dissenting stockholders submit their share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court of Chancery is empowered to dismiss the proceedings as to any dissenting stockholder who does not comply with such requirement. Accordingly, dissenting stockholders are cautioned to retain their share certificates pending resolution of the appraisal proceedings.
The shares will be appraised by the Delaware Court of Chancery at the fair value thereof as of the effective time of the merger exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining the value, the court is required to take into account all relevant factors. In Weinberger v. UOP, Inc. et al., decided February 1, 1983, the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated, in making this determination of fair value, that the court must consider market value, asset value, dividends, earnings, prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which “throw any light on future prospects of the merged corporation.” The Delaware Supreme Court noted that Section 262 of the DGCL provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Weinberger, the Delaware Supreme Court held that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
The Delaware Court of Chancery may determine a fair rate of interest, if any, to be paid to dissenting stockholders in addition to the fair value of the shares for the period from the effective time of the merger to the date of payment. The Delaware Court of Chancery may also assess costs of the proceeding among the parties as the Delaware Court of Chancery deems equitable. However, costs do not include attorneys’ and expert witness fees. Each dissenting stockholder is responsible for his, her or its attorneys’ and expert witness expenses, although upon application of a dissenting stockholder, the court may order all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court of Chancery are subject to appellate review by the Delaware Supreme Court.
No appraisal proceedings in the Delaware Court of Chancery shall be dismissed as to any dissenting stockholder without the approval of the Delaware Court of Chancery, and this approval may be conditioned upon terms which the Delaware Court of Chancery deems just; provided, however, that the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger within sixty (60) days shall not be affected. From and after the effective time of the merger, dissenting stockholders will not be entitled to vote their shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such shares payable to stockholders of record thereafter. Although ArcherDX believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and Stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration to be paid pursuant to the merger Agreement. Moreover, there is no intention to offer more than such merger consideration to any Stockholder exercising appraisal rights, and we reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a share of ArcherDX capital stock is less than such merger consideration.
The preceding discussion is not a complete statement of the law pertaining to appraisal rights under Section 262 of the DGCL, which is included below. To the extent there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, Section 262 of the DGCL shall control. A copy of the text of Section 262 of the DGCL is attached as Annex C to this proxy statement/prospectus.
ALL STOCKHOLDERS OF ARCHERDX THAT WISH TO EXERCISE APPRAISAL RIGHTS PURSUANT TO THE DGCL OR THAT WISH TO PRESERVE THEIR RIGHT TO DO SO SHOULD CAREFULLY REVIEW SECTION 262 OF THE DGCL, SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF SUCH RIGHTS.
STOCKHOLDERS CONSIDERING SEEKING APPRAISAL SHOULD BE AWARE THAT THE FAIR VALUE OF THEIR SHARES AS DETERMINED UNDER SECTION 262 OF THE DGCL COULD BE MORE THAN, THE SAME AS OR LESS THAN THE AGGREGATE CONSIDERATION THEY WOULD OTHERWISE RECEIVE UNDER THE MERGER AGREEMENT IF THE CLOSING OCCURS AND IF THEY DID NOT SEEK APPRAISAL OF THEIR SHARES. STOCKHOLDERS WHO PERFECT THEIR APPRAISAL RIGHTS WILL BE ENTITLED TO NO CONSIDERATION UNDER THE MERGER AGREEMENT.
FAILURE TO COMPLY STRICTLY WITH ALL OF THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL WILL RESULT IN THE LOSS OF A STOCKHOLDER’S STATUTORY APPRAISAL RIGHTS THEREUNDER. CONSEQUENTLY, ANY STOCKHOLDER WISHING TO EXERCISE APPRAISAL RIGHTS IS URGED TO CONSULT LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL.

VALIDITY OF COMMON STOCK
The validity of the shares of Invitae common stock offered hereby will be passed upon for Invitae by Pillsbury Winthrop Shaw Pittman LLP.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited Invitae’s consolidated financial statements included in Invitae’s Annual Report on Form 10-K for the year ended December 31, 2019, and the effectiveness of its internal control over financial reporting as of December 31, 2019, as set forth in their reports, which are incorporated by reference in this proxy statement/prospectus. Invitae’s consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
Ernst & Young LLP, independent registered public accounting firm, has audited ArcherDX’s consolidated financial statements at December 31, 2019 and 2018, and for each of the years then ended, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about ArcherDX's ability to continue as a going concern as described in Going Concern, Liquidity and Capital Resources in Note 2 to the consolidated financial statements). ArcherDX’s consolidated financial statements are included elsewhere in this proxy statement/prospectus in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

STOCKHOLDER PROPOSALS
Invitae held its annual meeting of stockholders on June 8, 2020. If a stockholder wishes to present a proposal to be considered for inclusion in the proxy statement for the 2021 annual meeting of stockholders, the proponent and the proposal must comply with the proxy proposal submission rules of the SEC. One of the requirements is that the proposal be received by Invitae’s Secretary no later than January 29, 2021. Proposals Invitae receives after that date will not be included in the proxy statement. Invitae urges stockholders to submit proposals by Certified Mail – Return Receipt Requested.
A stockholder proposal not included in the proxy statement for the 2021 annual meeting will not be eligible for presentation at the meeting unless the stockholder gives timely notice of the proposal in writing to Invitae’s Secretary at Invitae’s principal executive offices and otherwise complies with the provisions of Invitae’s Bylaws. To be timely, Invitae’s Bylaws provide that Invitae must have received the stockholder’s notice not more than 120 days nor less than 90 days prior to the first anniversary of the date the proxy statement was provided to the stockholders in connection with preceding year’s annual meeting of stockholders; however, if Invitae has not held an annual meeting in the previous year or the date of the annual meeting is called for a date that is more than 30 days before or more than 60 days after the first anniversary date of the preceding year’s annual meeting, Invitae must have received the stockholder’s notice not later than the close of business on the later of the 90th day prior to the date of the scheduled annual meeting or the 10th day following the earlier of the day on which notice of the annual meeting date was mailed or the day of the first public announcement of the annual meeting date. An adjournment or postponement of an annual meeting will not commence a new time period or extend any time period for the giving of the stockholder’s notice described above. The stockholder’s notice must set forth, as to each proposed matter, the information required by Invitae Bylaws. The presiding officer of the meeting may refuse to acknowledge any matter not made in compliance with the foregoing procedure.
HOUSEHOLDING OF PROXY MATERIALS
To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding Invitae stock but who share the same address, Invitae has adopted a procedure approved by the SEC called “householding.” Under this procedure, certain stockholders of record who have the same address and last name will receive only one copy of Invitae’s proxy materials until such time as one or more of these stockholders notifies Invitae that they want to receive separate copies. This procedure reduces duplicate mailings and saves printing costs and postage fees, as well as natural resources. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.
If you receive a single set of proxy materials as a result of householding and you would like to have separate copies of proxy materials mailed to you, please submit a request to: Secretary, Invitae Corporation, 1400 16th Street, San Francisco, California 94103, or call (415) 374-7782, and Invitae will promptly send you what you have requested. You can also contact Invitae’s Secretary at the above address or telephone number if you received multiple copies of the annual meeting materials and would prefer to receive a single copy in the future, or if you would like to opt out of householding for future mailings.

WHERE YOU CAN FIND MORE INFORMATION
Invitae files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy statements and other information regarding issuers, including Invitae, who file electronically with the SEC. The address of that site is www.sec.gov. The information contained on the SEC's website is expressly not incorporated by reference into this proxy statement/prospectus.
Invitae has filed with the SEC a registration statement on Form S-4 of which this proxy statement/prospectus forms a part. The registration statement registers the shares of Invitae common stock to be issued to ArcherDX stockholders in connection with the merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Invitae and ArcherDX. The rules and regulations of the SEC allow Invitae and ArcherDX to omit certain information included in the registration statement from this proxy statement/prospectus.
In addition, the SEC allows Invitae to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus or incorporated by reference subsequent to the filing of this proxy statement/prospectus as described below. Invitae has filed with the SEC, and incorporates by reference in this proxy statement/prospectus:
•	its Annual Report on Form 10-K for the year ended December 31, 2019;
•	its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020;
•
its Current Reports on Form 8-K filed with the SEC on March 10, 2020 (as amended on March 16, 2020), April 1, 2020 (to the extent filed under Items 8.01 and 9.01), April 6, 2020, May 22, 2020, June 12, 2020, June 18, 2020, June 22, 2020, June 24, 2020 and June 26, 2020; and

•
The description of the Invitae common stock contained in Invitae’s Registration Statement on Form 8-A, filed with the SEC on February 11, 2015, including any further amendment or report filed hereafter for the purpose of updating such description.

To the extent that any information contained in any report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference.
In addition, all documents filed by Invitae pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of this proxy statement/prospectus and before the date of the special meeting or (ii) after the date of the initial registration statement and prior to effectiveness of the registration statement (excluding in each case any current reports on Form 8-K to the extent disclosure is furnished and not filed) will be deemed to be incorporated by reference into this proxy statement/prospectus.
You may request a copy of any or all of the documents incorporated by reference but not delivered with this proxy statement/prospectus, at no cost, by writing or telephoning Invitae at the following address and number: Investor Relations, Invitae Corporation, 1400 16th Street, San Francisco, California 94103 and (415) 374-7782. Invitae will not, however, send exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents.
Invitae makes available free of charge on its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as soon as reasonably practicable after Invitae electronically files or furnishes such materials to the SEC. You may also obtain a free copy of these reports in the Investor Relations section of its website, www.invitae.com.
You may also obtain documents incorporated by reference into this document relating to Invitae by requesting them in writing or by telephone from D.F. King & Co., Inc., Invitae’s proxy solicitor at the following address, telephone number and email: 48 Wall Street, 22nd Floor, New York, New York 10005; (866) 388-7535; invitae@dfking.com.

If you are a stockholder of Invitae and would like to request documents, please do so by September 24, 2020 to receive them before the Invitae special meeting. If you request any documents, Invitae will mail them to you by first class mail, or another equally prompt means, within one business day after Invitae receives your request.
THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF INVITAE COMMON STOCK AT THE VIRTUAL SPECIAL MEETING VIA LIVE AUDIO WEBCAST. INVITAE HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED AUGUST 27, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN (OR INCORPORATED BY REFERENCE INTO) THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROXY STATEMENT/PROSPECTUS OR THE DATE OF SUCH INCORPORATED DOCUMENT (AS APPLICABLE), AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF ARCHERDX, INC.
As of December 31, 2018 and 2019, and
For the Years Ended December 31, 2018 and 2019
As of June 30, 2019 and 2020, and
For the Three and Six Months Ended June 30, 2019 and 2020

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of ArcherDX, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of ArcherDX, Inc. (the Company) as of December 31, 2018 and 2019, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
Adoption of ASU No. 2016-02
As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in the December 31, 2019 consolidated financial statements due to the adoption of ASU No. 2016-02, Leases.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
The Company’s Ability to Continue as a Going Concern
Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated March 6, 2020, the Company, as discussed in the Going Concern, Liquidity and Capital Resources disclosure in Note 2, has experienced increased costs that adversely affect the Company's liquidity. Note 2 describes management's plans to address these issues.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2018.
Denver, Colorado
March 6, 2020, except for Going Concern, Liquidity and Capital Resources and Reverse Stock Split in Note 2, as to which the date is August 25, 2020.

ARCHERDX, INC.
Consolidated Balance Sheets
(in thousands, except share and per share data)
	2018	2019
ASSETS
Current assets:
Cash and cash equivalents	$9,324	$59,492
Accounts receivable, net	6,743	15,354
Inventories	2,506	6,002
Prepaid expenses and other current assets	658	2,442
Total current assets	19,231	83,290
Property and equipment, net	2,813	10,811
Right-of-use assets, net	—	4,813
Intangible assets, net	1,755	780
Goodwill	5,453	4,972
Restricted cash	150	—
Other assets	73	2,130
Total assets	$29,475	$106,796
LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$3,540	$5,657
Accrued expenses	1,193	2,025
Accrued compensation	595	2,824
Lease liabilities	—	577
Other current liabilities	27	1,060
Deferred revenue	3,704	6,234
Total current liabilities	9,059	18,377
Long-term lease liabilities - less current portion	—	4,310
Long-term debt, net	—	28,572
Other long-term liabilities	3,331	10,622
Total liabilities	12,390	61,881
Commitments and contingencies (Note 16)
Convertible preferred stock, $0.001 par value, 15,000,000 and 28,293,525 shares authorized, 8,783,772 and 17,609,298 shares issued and outstanding with aggregate liquidation preference of $44,413 and $114,397 as of December 31, 2018 and 2019, respectively	42,180	110,154
Stockholders’ deficit:
Common stock, $0.01 par value, 30,000,000 and 45,000,000 shares authorized, 6,375,767 and 6,454,355 shares issued and outstanding as of December 31, 2018 and 2019, respectively	64	65
Additional paid-in capital	3,106	3,939
Accumulated deficit	(28,265)	(69,243)
Total stockholders’ equity (deficit)	(25,095)	(65,239)
Total liabilities, convertible preferred stock, and stockholders’ deficit	$29,475	$106,796
See accompanying Notes to Consolidated Financial Statements.

ARCHERDX, INC.
Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except share and per share data)
	Year Ended December 31,
	2018	2019
Revenue
Precision oncology products	$16,025	$22,644
Pharma development services	12,429	27,921
Total revenue	28,454	50,565
Costs & operating expenses
Cost of precision oncology products	4,033	7,335
Cost of pharma development services	6,230	9,212
Sales and marketing	7,215	15,428
Research and development	8,184	34,172
General and administrative	7,700	15,875
Contingent consideration	—	5,768
Total operating expenses	33,362	87,790
Loss from operations	(4,908)	(37,225)
Interest expense, net	(1,160)	(2,432)
Other income (expense), net	34	(824)
Loss before income taxes	(6,034)	(40,481)
Income tax (benefit) expense	(481)	497
Net loss and comprehensive loss	$(5,553)	$(40,978)
Basic and diluted loss per common share	$(0.87)	$(6.39)
Basic and diluted weighted-average common shares outstanding	6,376,987	6,415,227
See accompanying Notes to Consolidated Financial Statements.

ARCHERDX, INC.
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
For the Years Ended December 31, 2018 and 2019
(in thousands, except share amounts)
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance - January 1, 2018	—	—	6,377,878	$64	$2,833	$(22,712)	$(19,815)
Issuance of Series A convertible preferred stock for cash and conversion of debt, net of issuance costs of $206	7,764,831	37,436	—	—	—	—	—
Issuance of Series A convertible preferred stock as merger consideration	1,018,941	4,744	—	—	—	—	—
Issuance of common stock options as merger consideration	—	—	—	—	47	—	47
Repurchase of restricted stock	—	—	(2,111)	—	—	—	—
Stock-based compensation expense	—	—	—	—	226	—	226
Net loss	—	—	—	—	—	(5,553)	(5,553)
Balance - December 31, 2018	8,783,772	42,180	6,375,767	64	3,106	(28,265)	(25,095)
Issuance of Series B and Series C convertible preferred stock for cash, net of issuance costs of $2,010	8,828,807	67,990	—	—	—	—	—
Repurchase of Series A convertible preferred stock	(3,281)	(16)	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	751	—	751
Proceeds from exercise of stock options	—	—	78,588	1	82	—	83
Net loss	—	—	—	—	—	(40,978)	(40,978)
Balance - December 31, 2019	17,609,298	$110,154	6,454,355	$65	$3,939	$(69,243)	$(65,239)
See accompanying Notes to Consolidated Financial Statements.

ARCHERDX, INC.
Consolidated Statements of Cash Flows
(in thousands)
	For the Years Ended December 31,
	2018	2019
Cash flows from operating activities
Net loss	$(5,553)	$(40,978)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	849	2,687
Amortization of debt issuance costs and debt extinguishment	739	197
Bad debt expense	60	(60)
Stock-based compensation expense	226	751
Change in fair value of contingent consideration	—	5,768
Change in fair value of convertible preferred stock warrants	(64)	802
Change in allowance for obsolete inventory	188	37
Deferred tax (benefit) expense	(481)	481
Changes in assets and liabilities
Accounts receivable	(3,030)	(8,551)
Inventories	(1,142)	(3,533)
Prepaid expenses and other assets	(302)	(4,464)
Accounts payable and accrued liabilities	2,218	6,833
Lease liabilities	—	45
Deferred revenue	1,704	2,531
Deferred rent	(15)	—
Net cash used in operating activities	(4,603)	(37,454)
Cash flows from investing activities
Purchase of property and equipment	(2,324)	(9,710)
Cash acquired in merger transaction	346	—
Net cash used in investing activities	(1,978)	(9,710)
Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	14,793	67,990
Proceeds from borrowing under credit facility, net of issuance costs	—	29.125
Repayment of related party debt	(1,250)	—
Payments on capital lease obligations	(15)	—
Proceeds from exercise of stock options	—	83
Repurchase of Series A convertible preferred stock	—	(16)
Net cash provided by financing activities	13,528	97,182
Net increase in cash, cash equivalents, and restricted cash	6,947	50,018
Cash, cash equivalents, and restricted cash at beginning of year	2,527	9,474
Cash, cash equivalents, and restricted cash at end of year	$9,474	$59,492
Non-cash financing activities:
Conversion of convertible debt and accrued interest into convertible preferred stock	$22,642	$—
Issuance of warrant with credit facility	—	$750
Issuance of convertible preferred stock for merger consideration	$4,745	$—
Supplemental disclosure of cash flow information:
Cash paid for interest for the years ended December 31, 2018 and 2019 was $0.3 million and $2.2 million, respectively.
See accompanying Notes to Consolidated Financial Statements.

ArcherDX, Inc.
Notes to the Consolidated Financial Statements
1.	Nature of Business
ArcherDX, Inc. (together with its consolidated subsidiary, ArcherDX) is a leading genomic analysis company focused on democratizing precision oncology. ArcherDX was originally incorporated in January 2013, and subsequently merged into Enzymatics, Inc., or Enzymatics, in August 2013. In November 2014, the ArcherDX business unit was spun out from Enzymatics and incorporated in Delaware.
ArcherDX develops and commercializes research use only, or RUO, products, and offers services that meet the unique needs of its customers and their clinical applications. ArcherDX’s RUO product portfolio consists of VariantPlex, FusionPlex, LiquidPlex and Immunoverse, which are collectively referred to as ArcherPlex. ArcherDX also has in vitro diagnostic, or IVD, products in development, STRATAFIDE and Personalized Cancer Monitoring, or PCM, which have both received Breakthrough Device designation from the U.S. Food & Drug Administration, or FDA.
2.	Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States, or U.S. GAAP. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification, or ASC, and Accounting Standards Update, or ASU, of the Financial Accounting Standards Board, or FASB. ArcherDX’s consolidated financial statements include the accounts of ArcherDX, Inc. and its wholly-owned subsidiary, ArcherDX Clinical Services, Inc., formerly Baby Genes, Inc. All intercompany balances and transactions have been eliminated.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, ArcherDX evaluates its estimates, including estimates related to revenue, the allowance for doubtful accounts, the allowance for obsolete inventory, allocation of purchase price in business combinations, contingent consideration, convertible preferred stock warrants, intangible assets impairment and stock-based compensation. ArcherDX bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates.
Going Concern, Liquidity and Capital Resources
ArcherDX has incurred losses and negative cash flows since its inception. As of December 31, 2019, ArcherDX had an accumulated deficit of $69.2 million.
ArcherDX has funded operations to date principally from the sale of convertible preferred stock, the issuance of convertible notes, entry into term loans and, to a lesser extent, products and services revenue. As of December 31, 2019, ArcherDX had cash and cash equivalents of $59.5 million.
ArcherDX evaluated whether there are any conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern over the next twelve months through July 2021. ArcherDX’s cash requirements include, but are not limited to, investments in the research and development of its technologies and sales and marketing, capital expenditures, and working capital requirements. Based on such evaluation and ArcherDX’s current plans, which are subject to change, management believes that ArcherDX’s existing cash and cash equivalents and available access to credit as of December 31, 2019 are not sufficient to satisfy its operating cash needs for at least one year after the date the financial statements are issued. These conditions raise substantial doubt about ArcherDX’s ability to continue as a going concern.

As revenue across ArcherDX’s products and services is expected to grow, ArcherDX expects its accounts receivable and inventory balances to increase. Any increase in accounts receivable and inventory may not be completely offset by increases in accounts payable and accrued expenses, which could result in greater working capital requirements.
ArcherDX plans to utilize the existing cash and cash equivalents on hand primarily to fund its commercial and marketing activities associated with its clinical products and services, continued research and development initiatives and scaling of operations with anticipated growth. If its available cash balances and anticipated cash flow from operations are insufficient to satisfy its liquidity requirements, ArcherDX may seek to sell additional common or preferred equity or convertible debt securities, enter into an additional credit facility or another form of third-party funding or seek other debt financing. Additional capital may not be available on reasonable terms, or at all. If ArcherDX is unable to raise additional capital, it may be forced to reduce operations which could have a material impact on ArcherDX.
Segment Information
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. ArcherDX views its operations and manages its business in one operating segment, which is the business of delivering precision oncology products and pharma development services to its customers.
Fair Value of Financial Instruments
Cash and cash equivalents and liabilities for contingent consideration and convertible preferred stock warrants are carried at fair value. Financial instruments, including accounts receivable, accounts payable, and accrued expenses are carried at cost, which approximates fair value given their short-term nature (Note 4). Long-term debt is carried at cost, which approximates fair value.
Cash and Cash Equivalents
ArcherDX considers all highly liquid investments with original maturity from the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include bank demand deposits and money market accounts that invest primarily in U.S. government-backed securities and treasuries. At December 31, 2018 and 2019, ArcherDX had cash equivalents of $0.1 million and $43.2 million, respectively.
Restricted Cash
Restricted cash consisted of a deposit securing a collateral letter of credit issued in connection with the ArcherDX’s facility operating lease as of December 31, 2018; the need for the restricted cash balance ended with the amendment to the ArcherDX’s facility operating lease. ArcherDX had restricted cash of $0.2 million and $0 as of December 31, 2018 and 2019, respectively.
The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheets that sum to the total of the same amounts shown in the statements of cash flows (in thousands):
	December 31,
	2018	2019
Cash and cash equivalents	$9,324	$59,492
Restricted cash	150	—
Total cash and cash equivalents and restrictions	$9,474	$59,492
Accounts Receivable
ArcherDX provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. ArcherDX’s estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that ArcherDX’s estimate of the allowance for doubtful accounts will change and that losses ultimately incurred could differ materially from the amounts estimated in determining the allowance. At December 31, 2018 and 2019, ArcherDX recorded an allowance of $0.1 million and $0.1 million, respectively.

Concentrations of Risk
ArcherDX is subject to credit risk from holding its cash and cash equivalents at one commercial bank. ArcherDX limits exposure to credit losses by investing in money market funds through a U.S. bank with high credit ratings. ArcherDX’s cash may consist of deposits held with banks that may at times exceed federally insured limits, however, its exposure to credit risk in the event of default by the financial institution is limited to the extent of amounts recorded on the balance sheets. ArcherDX performs evaluations of the relative credit standing of these financial institutions to limit the amount of credit exposure.
ArcherDX is also subject to credit risk from its accounts receivable. ArcherDX grants credit in the normal course of business to customers in the U.S. and in foreign countries, predominantly in the European Union and United Kingdom. ArcherDX periodically perform credit analysis and monitor the financial condition of its customers to reduce credit risk. ArcherDX performs ongoing credit evaluations of its customers, but generally does not require collateral to support accounts receivable. Accounts receivable are recorded at the invoiced amount and do not bear interest.
The following table provides ArcherDX’s revenue by geographic area based on the customers’ location (in thousands):
	December 31,
	2018	2019
United States	$16,565	$18,069
International	11,889	32,496
Total revenue	$28,454	$50,565
ArcherDX’s revenue is generated primarily in the U.S., European Union, and United Kingdom.
Significant customers are those which represent more than 10% of ArcherDX’s total revenue or accounts receivable balance at each respective balance sheet date. For each significant customer, revenue as a percentage of revenue and accounts receivable as a percentage of accounts receivable are as follows:
	Revenue for the Year Ended December 31		Accounts Receivable as of December 31
	2018	2019	2018	2019
Customer A(1)	22%	5%	13%	2%
Customer B(1)	20%	44%	25%	42%
(1)	The country of headquarters of Customer A is the US, and the country of headquarters of Customer B is Germany
Inventory
ArcherDX’s inventory consists of raw materials, work in progress, and finished goods, which are stated at the lower of cost or net realizable value on a first in, first out basis. ArcherDX periodically analyzes its inventory levels and expiration dates, and write down inventory that has become obsolete, inventory that has a cost basis in excess of its net realizable value, and inventory in excess of expected sales requirements as cost of revenue. ArcherDX records an allowance for obsolete inventory using an estimate based on historical trends and evaluation of near-term expirations.
Prepaid Expenses
Prepaid expenses consist primarily of operating expenses paid in advance.
Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, and the shorter of the estimated economic life or related lease terms for leasehold improvements. Maintenance and repairs are expensed as incurred.

Estimated useful lives for property and equipment are as follows:
Property and Equipment	Estimated Useful Life
Furniture and fixtures	7 years
Manufacturing and lab equipment	5 years
Computer equipment	3 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term
Long-Lived Assets
ArcherDX evaluates the recoverability of long-lived assets, including property and equipment and intangible assets, whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. In such circumstances, ArcherDX looks primarily to the undiscounted future cash flows in its assessment of whether or not long-lived assets have been impaired. There were no impairments recorded for the years ended December 31, 2018 and 2019. Substantially all of ArcherDX’s long-lived assets are located in the U.S.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination accounted for under the acquisition method of accounting and is not amortized, but is subject to impairment testing at least annually in the fourth quarter or when a triggering event is identified that could indicate a potential impairment. ArcherDX is organized as a single reporting unit, and it first performs a qualitative assessment to evaluate indicators of goodwill impairment. If it is more likely than not that an impairment exists, ArcherDX performs a quantitative assessment by comparing the carrying value of the reporting unit to the fair value of ArcherDX. There were no impairments recorded for the years ended December 31, 2018 and 2019. Goodwill was recorded as a result of the Baby Genes, Inc. acquisition in 2018 (Note 3).
Deferred Revenue
Advanced billings for services to customers, including billings at the initiation of a performance-based milestone, are deferred and recognized as revenue in the applicable future period when the revenue is earned. The following table provides a reconciliation of deferred revenue to revenue recognized from deferred revenue during the years ended December 31, 2018 and 2019 (in thousands):
	December 31,
	2018	2019
Deferred revenue, beginning balance	$2,000	$3,704
Plus deferred revenue added during the year	4,388	9,601
Less Revenue recognized from deferred revenue during the year	(2,684)	(7,071)
Deferred revenue, ending balance	$3,704	$6,234
Revenue Recognition
ArcherDX recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which ArcherDX expects to receive in exchange for those goods or services. To determine revenue recognition, ArcherDX follows the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) ArcherDX satisfies a performance obligation.
The following is a summary of the application of the respective model to each of ArcherDX’s revenue classifications:
Overview
ArcherDX derives revenue from two sources: (i) precision oncology products and (ii) pharma development services.

Precision Oncology Products Revenue
Precision oncology product revenue is generated from sales of ArcherDX’s genomic products, which can either be sold alone or in combination with a service performance obligation. When sold in combination, ArcherDX uses its precision oncology products to provide clinical research and clinical trial services to its customers.
From ArcherDX’s inception through December 31, 2019, precision oncology product revenue has been comprised primarily of sales of its ArcherPlex RUO products for therapy optimization and PCM products for cancer monitoring. ArcherDX recognizes revenue on precision oncology product sales once product shipment has occurred or upon the completion of services when the product and service are a combined performance obligation. Payments from customers are typically due within 90 days from invoice date.
Product sales are recorded net of discounts and other deductions. ArcherDX recognizes revenue on precision oncology product sales once product shipment has occurred or upon the completion of services when the product and service are a combined performance obligation. Payments typically are due 30 days from invoice date.
Shipping and handling fees billed to customers are classified on the consolidated statements of operations and comprehensive loss in revenue. The associated shipping and handling costs are classified in cost of revenue.
Pharma Development Services Revenue
Pharma development services revenue is generated primarily from services provided to biopharmaceutical companies related to companion diagnostic development, clinical research, and clinical trial services across the research, development, and commercialization phases of collaborations.
For companion diagnostic development, ArcherDX collaborates with biopharmaceutical companies to develop assays for clinical utility studies and clinical trials. As part of these collaborations, ArcherDX provides services related to regulatory filings with the FDA in the United States, and various international regulatory agencies, to support companion diagnostic device submissions. Under these collaborations ArcherDX generates revenue from achievement of milestones, provision of ongoing support, and related pass-through costs and fees. ArcherDX generally has distinct performance obligations for development milestones related to its development of a companion diagnostic device. ArcherDX uses a cost plus a margin approach to estimate the standalone value of its companion diagnostic development service performance obligations. Revenue is recognized over time using input and output methods based on ArcherDX’s surveys of performance completed to date toward each milestone including labor hours expended, tests processed or time elapsed.
Clinical research activities and clinical trial service revenue are generated primarily from customer assay design services and sample processing activities, excluding the product component of sample processing activities. Revenue is recognized as test samples are processed or scope of work is completed, based on contracted agreements with biopharmaceutical companies.
In November 2017, ArcherDX signed its first companion diagnostic contract. Under the $11.3 million time and materials arrangement, ArcherDX was developing an oncology companion diagnostic device for use in the customer’s clinical trials of its investigational drug. Upon contract signing, ArcherDX received $2.0 million of the contract price as an upfront deposit that was recorded as deferred revenue and is creditable toward the final contract billings. For this companion diagnostic contract, ArcherDX recognized revenue as time and materials expenses are incurred and charged to the third party on a monthly basis. On April 30, 2019, the customer notified ArcherDX that the customer’s related clinical drug trial had not met its primary endpoint for drug efficacy, and that the customer was terminating its contract with ArcherDX. ArcherDX quantified and offset the final study costs and wind-down costs of $1.4 million against the $2.0 million upfront deposit received from the customer in November 2017. ArcherDX refunded $0.6 million of unapplied deposit to the customer in June 2019.
In 2018 and 2019, ArcherDX signed additional companion diagnostic contracts. The contracts consist primarily of milestone-based payments along with annual fees and marked-up pass-through costs. The arrangements are treated as short-term contracts for revenue recognition purposes because they allow termination of the agreements by the customers with 30 to 120 days’ written notice without a termination penalty. Upon termination, customers are required to pay for the proportion of services provided under milestones that were in progress. ArcherDX recognizes revenue in an amount that reflects the consideration which it expects to receive in exchange for those goods or services after consideration of the short term nature of its contracts. ArcherDX recognizes revenue over time based on the progress made toward achieving the performance obligation, utilizing both input and output methods, depending on the performance obligation, including labor hours expended, tests processed, or time elapsed, that measure ArcherDX’s progress toward the achievement of the milestone. Milestones are billed at 30%-50% upon milestone initiation and are recorded as deferred revenue until earned; once a milestone is completed, the remaining 50%-70% of the milestone is billed to the customer. Unbilled revenue is a contract receivable that is included in net accounts receivable on the consolidated balance sheets; unbilled revenue was $1.4 million and $6.5 million at December 31, 2018 and 2019, respectively.
Cost of Revenue
Cost of Precision Oncology Products Revenue
Cost of precision oncology products generally consist of the cost of materials and consumables, personnel-related expenses (comprised of salaries, benefits, bonuses, and share-based compensation), shipping and handling, royalties, professional services, equipment and allocated overhead costs associated with the manufacturing of products. Allocated overhead costs include allocated occupancy costs and information technology costs.
Cost of Pharma Development Services
Cost of pharma development services generally consists of personnel-related expenses (comprised of salaries, benefits, bonuses, and share-based compensation), the cost of consumables, equipment expenses associated with sample processing, costs paid to contract research organizations for lab services and clinical trial support, and allocated overheads costs. Allocated overhead costs include allocated occupancy costs and information technology costs. Costs associated with processing samples are recorded regardless of whether revenue was recognized with respect to the performance obligation. Additional costs associated with companion diagnostic development services for biopharmaceutical companies also include, but are not limited to, contractors and professional services, regulatory fees, and commercialization fees.
Costs incurred for process development, feasibility, or analytical and clinical validation activities that would have otherwise been incurred for product development for STRATAFIDE and PCM IVD are reported as research and development expenses.
Research and Development
ArcherDX is currently conducting research and development activities for product and service offerings across therapy optimization and cancer monitoring. Expenditures made for research and development are charged to expense as incurred and include, but are not limited to, personnel-related expenses (comprised of salaries, benefits, bonuses, and share-based compensation), laboratory supplies, biorepository and sequencing costs, consulting services, including, but not limited to, statistical analysis, engineering, and regulatory services, and allocated overhead costs. Allocated overhead costs include allocated occupancy costs and information technology costs.
A component of ArcherDX’s internal research and development expenses related to process development, feasibility, or analytical and clinical validation activities also meet the performance obligations under contracts to provide companion diagnostic development services.
License Agreements
ArcherDX has entered and may continue to enter into license agreements to access and utilize certain technology. In each case, ArcherDX evaluates if the license agreement results in the acquisition of an asset or a business. ArcherDX evaluates the license to determine if the acquired asset has the ability to generate revenues or is subject to regulatory approval. When regulatory approval is not required, ArcherDX records the license as an asset and amortize it over the estimated economic life. When regulatory approval is required, ArcherDX records the amount paid as a research and development expense.
Advertising Costs
ArcherDX expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2018 and 2019 was $0.1 million and $0.2 million, respectively.

Income Taxes
ArcherDX accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Tax benefits are recognized when it is more likely than not that a tax position will be sustained during an audit. Deferred tax assets are reduced by a valuation allowance if current evidence indicates that it is considered more likely than not that these benefits will not be realized. Interest and penalties, if applicable, are recorded in the period assessed as general and administrative expenses.
Recently Adopted Accounting Pronouncements
In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, an amendment to simplify the subsequent quantitative measurement of goodwill by eliminating step two from the goodwill impairment test. As amended, an entity will recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. An entity still has the option to perform the qualitative test for a reporting unit to determine if the quantitative impairment test is necessary. This amendment is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Entities should apply the amendment prospectively. Early adoption is permitted, including in an interim period, for impairment tests performed after January 1, 2017. ArcherDX adopted ASU 2017-04 effective January 1, 2019; ArcherDX’s adoption of the new guidance did not have a material impact on its consolidated financial statements.
In February 2017, the FASB issued ASU No. 2017-02, Leases (Topic 842), which requires lessees to recognize assets and liabilities for the rights and obligations created by most leases on their balance sheet. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition on the consolidated statements of operations and comprehensive loss. ArcherDX adopted this guidance on January 1, 2019, utilizing the modified retrospective adoption for all leases existing at, or entered into after, the date of initial application, which leaves the comparative period reporting unchanged. Comparative reporting periods are presented in accordance with Topic 840, while periods subsequent to the effective date are presented in accordance with Topic 842. ArcherDX elected to adopt the package practical expedient which allowed us: 1) to not reassess whether any expired or existing contracts are or contain leases, 2) to not reassess the lease classification for any expired or existing leases and 3) to not reassess initial direct costs for any existing leases. ArcherDX also elected not to recognize on the balance sheet leases with terms of 12 months or less. For these short-term leases, ArcherDX will recognize the lease payments in profit or loss on a straight-line basis over the lease term and the variable lease payments in the period in which the obligation for those payments is incurred. Adoption of the new lease standard resulted in the recording of net right-of-use assets and lease liabilities of $4.8 million and $5.0 million, respectively, as of January 1, 2019. There was no material impact on the consolidated statements of operations and comprehensive loss or on the consolidated statements of cash flows.
In June 2018, the FASB issued ASU 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payment granted to nonemployees for goods and services. Under the standard, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. ArcherDX adopted ASU 2018-07 as of January 1, 2019. ArcherDX’s adoption of the new standard did not have a material impact on its consolidated financial statements and related disclosures.
Recently Issued Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. ArcherDX will adopt ASU 2016-13 as of January 1, 2020. ArcherDX is currently evaluating the impact the standard may have on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. ArcherDX will adopt ASU 2018-02 as of January 1, 2020. ArcherDX is currently evaluating the impact the standard may have on its consolidated financial statements and related disclosures.
Reverse Stock Split
On June 17, 2020, ArcherDX effected a 0.7039-for-1 reverse stock split of its common and preferred stock. The par value and the authorized number of shares of the common and preferred stock were not adjusted as a result of the reverse stock split. The accompanying consolidated financial statements and notes to the financial statements give retroactive effect to the reverse stock split for all periods presented. No fractional shares were issued in connection with the reverse stock split. Any fractional share resulting from the reverse stock split was rounded down to the nearest whole share, and in lieu of any fractional shares, ArcherDX will pay in cash to the holders of such fractional shares an amount equal to the fair value, as determined by the board of directors, of such fractional shares.
3.	Business Combination
On October 2, 2018, ArcherDX entered into an Agreement and Plan of Merger with Baby Genes, Inc. (“Baby Genes”), a prenatal and neonatal genetic testing Clinical Laboratory Improvement Amendments (“CLIA”) laboratory certified by the Centers for Medicare & Medicaid Services. The purpose of the acquisition was the extension of ArcherDX’s molecular diagnostic portfolio and genomic profiling service offerings to further support ArcherDX’s biopharmaceutical partners’ therapy development and clinical trial programs. Pursuant to the Baby Genes merger agreement, ArcherDX purchased all issued and outstanding shares of common stock of Baby Genes for 1,018,941 shares of its Series A convertible preferred stock, with up to an additional 1,463,758 shares of ArcherDX’s Series A convertible preferred stock to be issued upon the achievement of certain revenue-based milestones by Baby Genes in 2019 and 2020. Holders of Baby Genes common stock options agreed to the cancellation of employee options in exchange for ArcherDX issuing them options to purchase 69,681 shares of ArcherDX’s common stock. As a result of this transaction, Baby Genes is a wholly owned subsidiary of ArcherDX and now formally exists as ArcherDX Clinical Services, Inc. (“ACS”). The Baby Genes merger is a related party transaction. The president and chief executive officer of ArcherDX is a founder, major shareholder, and board member of Baby Genes and is related to the president and chief executive officer of Baby Genes.
Baby Genes’ results of operations were included in ArcherDX’s results beginning October 2, 2018. Acquisition-related costs of approximately $9,000 were included in general and administrative expenses in ArcherDX’s consolidated statement of operations and comprehensive loss for the year ended December 31, 2018. The fair value of the Series A convertible preferred stock issued as part of the consideration paid for Baby Genes on the acquisition date, and the fair value of the Series A convertible preferred stock shares to be issued as contingent consideration, were determined with the assistance of a third-party valuation firm. The fair value of the earn-out shares to be issued as contingent consideration was estimated using an income approach involving Monte Carlo simulation.
Goodwill of $5.0 million arising from the acquisition consisted largely of synergies and the cost savings resulting from the combining of the operations of the companies. The amount of deductible goodwill for income taxes purposes was $0. The fair value of intangible assets related to the acquisition was $1.9 million, consisting of permits and licenses of $0.8 million, trade name of $0.6 million, and non-competition agreement of $0.5 million, as of October 2, 2018; there was no change in the fair value of the intangible assets through December 31, 2018 and 2019.

The following table summarizes the consideration paid for Baby Genes and the amounts of the assets acquired and liabilities assumed at the acquisition date as of December 31, 2019 (in thousands):
Consideration
Series A convertible preferred stock	$4,745
Net working capital adjustment paid in cash	81
Common stock options issued for vested Baby Genes options	47
Contingent consideration	2,559
Fair value of total consideration transferred	$7,432
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash	$346
Other current assets	228
Property and equipment, net	80
Intangible assets	1,929
Total assets acquired	2,583
Current liabilities	(123)
Total liabilities assumed	(123)
Total identifiable net assets	2,460
Goodwill	$4,972
The following unaudited pro forma operating results give effect to the Baby Genes acquisition as though it had been completed as of January 1, 2018 (in thousands, except per-share data). These pro forma amounts are not necessarily indicative of the operating results that would have occurred if this transaction had occurred on such date. The pro forma adjustments are based on certain assumptions that ArcherDX believes are reasonable.
Unaudited Pro Forma Financial Information
Revenue	$29,151
Net loss and comprehensive loss	$(6,087)
Basic and diluted loss per share	$(0.95)
In 2019 ArcherDX repurchased 3,281 Series A convertible preferred stock shares from non-accredited former Baby Genes shareholders for $17,000. Upon finalization of the allocation of the purchase price to the assets and liabilities acquired during the year ended December 31, 2019, deferred tax liabilities initially recorded were reduced to $0.5 million with a corresponding decrease to goodwill recorded. Goodwill for the years ended December 31, 2018 and 2019 was $5.5 million and $5.0 million, respectively.
The contingent consideration included in the Baby Genes purchase price stipulated certain revenue thresholds during the two calendar years following the acquisition. If ArcherDX completes a qualified initial public offering before the end of Year 2, then a portion of the consideration is automatically earned. The contingent consideration is recorded as a liability due to the liquidation preference provisions of the underlying Series A convertible preferred stock, and changes in the fair value are recorded as a component of general and administrative expenses in the consolidated statements of operations and comprehensive loss.
For the year ended December 31, 2019, the Year 1 earn-out criteria was met. As such, ArcherDX will issue 624,277 shares of Series A convertible preferred stock to the former Baby Genes shareholders in February 2020. The fair value of the Series A convertible preferred stock to be issued as contingent consideration was determined by a third-party valuation firm. The fair value of the shares to be issued as contingent consideration for Year 2 was estimated using an income approach involving Monte Carlo simulation. As of December 31, 2019, the fair value of the Year 1 contingent consideration was $4.2 million and the Year 2 contingent consideration was $4.2 million.

4.	Fair Value Measurements
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (at exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The three levels of inputs that may be used to measure fair value include:
Level 1: Quoted prices in active markets for identical assets or liabilities. ArcherDX’s Level 1 assets consist of money market accounts. ArcherDX does not have Level 1 liabilities.
Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. ArcherDX does not have Level 2 assets or liabilities.
Level 3: Unobservable inputs that are supported by little or no market activity. ArcherDX does not have Level 3 assets. ArcherDX’s Level 3 liability consists of Series A and B convertible preferred stock warrants and contingent consideration.
The following table identifies ArcherDX’s assets and liabilities that were measured at fair value on a recurring basis (in thousands):
	Level 1	Level 2	Level 3
December 31, 2018
Assets:
Money market accounts	$80	—
Liabilities:
Warrant liability	—	—	$(742)
Contingent consideration	—	—	$(2,559)
December 31, 2019
Assets:
Money market accounts	$43,154	—	—
Liabilities:
Warrant liabilities	—	—	$(2,295)
Contingent consideration			$(8,327)
ArcherDX estimates the fair value of warrants using option-pricing models with the assistance of a third-party valuation specialist.
The following table presents a reconciliation of ArcherDX’s financial liabilities measured at fair value as of December 31, 2019 using significant unobservable inputs (Level 3), and the change in fair value recorded in other income, net in the consolidated statements of operations and comprehensive loss (in thousands):
	Convertible Preferred Stock Warrants	Contingent Consideration
Balance as of December 31, 2017	$806	$—
Exchange for Series A convertible preferred stock warrant	—	—
Change in fair value of Series A convertible preferred stock warrant	(64)	—
Addition of contingent consideration	—	2,559
Balance as of December 31, 2018	742	2,559
Issuance of Series B convertible preferred stock warrant	750	—
Change in fair value of Series A and B convertible preferred stock warrants	803	—
Change in fair value of contingent consideration	—	5,768
Balance as of December 31, 2019	$2,295	$8,327
There were no transfers between the Level 1 and Level 2 categories or into or out of the Level 3 category during the years ended December 31, 2018 and 2019.

5.	Inventories
Inventories consist of the following (in thousands):
	December 31,
	2018	2019
Raw materials	$1,966	$3,640
Work in process	149	1,412
Finished goods	391	950
Total inventories	$2,506	$6,002
6.	Property and Equipment
Property and equipment are summarized as follows (in thousands):
	December 31,
	2018	2019
Manufacturing and lab equipment	$4,136	$490
Office equipment	490	1,490
Leasehold improvements	105	421
Construction in progress	—	405
Property and equipment, gross	4,731	14,441
Less accumulated depreciation and amortization	(1,918)	(3,630)
Property and equipment, net	$2,813	$10,811
Depreciation and amortization expense for the years ended December 31, 2018 and 2019 was $0.6 million and $1.6 million, respectively.
7.	Goodwill and Intangible Assets
The carrying amount of goodwill was reduced by $0.5 million since its recognition in 2018 in conjunction with ArcherDX’s Baby Genes acquisition. The reduction occurred during the year ended December 31, 2019 and resulted from the finalization of the purchase price allocation to the assets and liabilities acquired and specifically from the reduction in the deferred tax liabilities initially recorded.
Intangible assets subject to amortization consist of the following (in thousands):
	Estimated Useful Life in Years	December 31,
		2018	2019
Permits and licenses	0.8	$898	$898
Trade name	7.0	606	606
Non-competition agreement	0.8	518	518
Intangible assets, gross		2,022	2,022
Less accumulated amortization		(267)	(1,242)
Intangible assets, net		$(1,755)	$780
Amortization expense for the years ended December 31, 2018 and 2019 was $0.3 million and $1.0 million, respectively.

As of December 31, 2019, expected future amortization expense for intangible assets is as follows (in thousands):
Year Ending December 31,
2020	$315
2021	$95
2022	$95
2023	$95
2024	$95
Thereafter	$85
8.	Leases for Facilities and Equipment
At the inception of an arrangement, ArcherDX determines whether the arrangement is or contains a lease based on the unique facts and circumstances. Most leases with a term greater than one year are recognized on the balance sheet as right-of-use assets, lease liabilities and, if applicable, long-term lease liabilities. ArcherDX elected not to recognize on the balance sheet leases with terms of one year or less. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, ArcherDX utilizes the appropriate incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. Certain adjustments to the right-of-use asset may be required for items such as incentives received.
ArcherDX’s facilities operating leases have lease and non-lease components, which it has elected to separate and exclude from the measurement of the lease liabilities. The lease component results in a right-of-use asset being recorded on the consolidated balance sheet and amortized as lease expense on a straight-line basis to the consolidated statement of operations, and a lease liability, which is the net present value of the lease payments over the expected term.
ArcherDX leases all of its office facilities. Leases with an initial term of 12 months or less are not recorded on the balance sheet; ArcherDX recognizes lease expense for these leases on a straight-line basis over the lease term. Most leases include one or more options to renew. The exercise of lease renewal options is at ArcherDX’s sole discretion; a lease renewal option is included in the lease liability when it is likely ArcherDX would exercise the option. ArcherDX’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
ArcherDX also has an operating lease for certain office equipment.
The components of lease expense and related cash flows were as follows (in thousands):
Year Ended December 31, 2019
Lease cost
Operating lease cost	$1,062
Variable lease cost	94
Total lease cost	$1,156
Operating cash outflows from operating leases	$1,156

There is no short-term lease cost, and the variable lease cost is not material to the consolidated financial statements.
The weighted-average remaining lease term and weighted-average discount rate of operating leases were as follows:
December 31, 2019
Weighted-average remaining lease term (years)	5.0%
Weighted-average discount rate	8%

Future minimum commitments due under these lease agreements as of December 31, 2019 are as follows (in thousands):
Year Ending December 31,
2020	$953
2021	1,182
2022	1,239
2023	1,272
2024	1,283
Thereafter	105
Present value adjustment	(1,147)
Total present value of lease payment	$4,887
9.	Convertible Notes Payable and Other Debt
Convertible Notes Payable
ArcherDX issued convertible promissory notes that had a balance of $20.0 million at December 31, 2017. On March 5, 2018, these notes and their related accrued interest at a rate of 6% converted into 4,798,978 Series A convertible preferred stock shares.
Related Party Note Payable
During 2017, ArcherDX borrowed $1.3 million from PBM Special Projects II, LLC in exchange for a promissory note and an equity participation right equal to 1% of ArcherDX upon a change of control. This was a related party transaction involving a venture capital fund managed by Paul Manning, a member of ArcherDX’s board of directors. The equity participation right was valued at approximately $0.8 million at note inception and was recorded as a discount on note payable that was to be amortized to interest expense over the term of the note. ArcherDX repaid the note principal with accrued interest in March 2018 and exchanged the equity participation right for a warrant to purchase 159,866 shares of Series A convertible preferred stock with an exercise price of $0.01 per share. The fair value of the warrant was consistent with the value of the equity participation right. In conjunction with the note repayment, the remaining discount on note payable of $0.8 million was recognized as debt extinguishment, recorded within interest expense.
Accounts Receivable Line of Credit Facility
In September 2018, ArcherDX negotiated an accounts receivable line of credit with Silicon Valley Bank. The term of the line was two years. The agreement included a borrowing base calculation tied to accounts receivable with a maximum availability of $7.5 million and variable interest at prime plus a floor of 4.75%. The line of credit included a termination fee of 3.0% during the first 12 months, 1.5% for the subsequent 12 months, and 0% if the line expires after two years. There were no amounts drawn on the line as of December 31, 2018. The line was subsequently terminated in May 2019 as a condition to closing a debt financing transaction with Perceptive Advisors LLC (“Perceptive”). ArcherDX paid a 3% termination fee of $0.2 million to Silicon Valley Bank to terminate the accounts receivable line of credit, which is recorded as a debt extinguishment cost within interest expense. No amounts had been drawn on the accounts receivable line of credit, and no other amounts were due to the bank upon termination of the line of credit agreement.
Credit Facility
On May 10, 2019, ArcherDX entered into a $45 million credit facility with Perceptive, of which $30 million was immediately drawn as a term loan by ArcherDX. In conjunction with the credit facility, Perceptive received a warrant to purchase 455,188 shares of Series B convertible preferred stock at the Series B original issuance price of $6.85 per share; the warrant expires May 10, 2026. This was accounted for as a discount to the loan.
Under the terms of the credit facility agreement, ArcherDX may draw an additional $15 million before July 15, 2020 if it meets certain revenue milestones.
Perceptive is eligible to receive a delayed draw date warrant for 227,594 Series B shares at an exercise price of $6.85 per share; issuance of the warrant is contingent upon ArcherDX’s draw of the additional $15 million under the debt facility.

The outstanding principal amount of the debt facility will accrue interest at an annual rate equal to the Applicable Margin of 8.25% plus the greater of (a) one-month LIBOR or (b) two and three quarters percent (2.75%) per annum. If one-month LIBOR ceases to exist in 2021, the Wall Street Journal Prime Rate will be used as the alternate rate. At December 31, 2019, the interest rate was 11%. Interest is payable monthly in arrears. At closing, ArcherDX incurred a nonrefundable closing fee of $0.7 million, which, along with debt issuance fees of $0.2 million and the initial fair value of the warrant of $0.8 million, is amortized to interest expense over the remaining term of the debt. The fair value of the warrant is $1.0 million; adjustments to the warrant’s fair value are recorded within non-operating expenses.
The credit facility is collateralized by ArcherDX’s tangible and intangible assets. The debt financing proceeds are to be used for general corporate purposes, including the refinancing of existing debt and the payment of fees and expenses associated with the negotiation, execution and implementation of the credit facility. The credit facility agreement contains certain restrictive covenants, including monthly and quarterly financial covenants tied to ArcherDX’s cash balance and 12-month revenues; ArcherDX was in compliance with all covenants as of December 31, 2019. The credit facility matures on May 10, 2023.
10.	Income Taxes
ArcherDX’s effective tax rates for the years ended December 31, 2018 and 2019 differ from the U.S. federal statutory rate as follows (in thousands):
	Year Ended December 31,
	2018	2019
	(in thousands)
Tax at the federal statutory rate	$(1,278)	$(8,501)
Stock-based compensation	39	118
Research and development credits	(444)	(65)
Change in valuation allowance	418	9,260
State taxes, net of federal benefits	(223)	(1,520)
Fair value of contingent consideration	—	1,211
Return to provision adjustment	1,007	—
Other	—	(6)
Total provision (benefit) for income taxes	$(481)	$497
The components of the provision for income taxes are as follows:
	Year Ended December 31,
	2018	2019
	(in thousands)
Current:
Federal	$—	$—
State	—	16
Total current tax expense	—	16
Deferred:
Federal	(405)	405
State	(76)	76
Total deferred tax expense	(481)	481
Total provision for income taxes	$(481)	$497

The significant components of ArcherDX’s deferred tax assets and liabilities are as follows:
	December 31,
	2018	2019
	(in thousands)
Deferred tax assets:
Net operating loss carryforward	$5,271	$14,589
Tax credit carryforwards	861	926
Inventory	112	120
Accrued expenses	82	372
Deferred revenue	499	—
Lease liability	—	1,250
Other	56	89
Total deferred tax assets	6,881	17,346
Valuation allowance	(6,377)	(15,747)
Deferred tax assets, net of valuation allowance	504	1,599
Deferred tax liabilities:
Property, plant and equipment	(83)	(184)
Right of use asset	—	(1,231)
Intangible assets	(421)	(184)
Total deferred tax liabilities	(504)	(1,599)
Net deferred tax assets	$—	$—
At December 31, 2019, ArcherDX had net operating loss carryforwards of $56.8 million for federal purposes and $56.4 million for state purposes, respectively, which may be subject to limitations as described below. Utilization of the net operating losses generated prior to 2018, if not utilized to reduce taxable income in future periods, will begin to expire at various times starting in 2034.
Under the current federal income tax law, federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal net operating losses is limited for taxable years beginning after December 31, 2020. It is uncertain if and to what extent various states will conform to the newly enacted federal income tax law.
ArcherDX also had federal research and development tax credits of approximately $0.9 million, which may be used to offset future tax liabilities. These tax credit carryforwards will expire in 2035 if not utilized.
The net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of ArcherDX immediately prior to the ownership change. ArcherDX has not completed an evaluation under Sections 382 & 383 and such a limitation could be significant. Subsequent ownership changes may further affect the limitation in future years.
Since ArcherDX is in a loss carryforward position, ArcherDX is generally subject to examination by the U.S. federal, state and local income tax authorities for all tax years in which a loss carryforward is available. ArcherDX is not currently under examination by the Internal Revenue Service or any other jurisdictions for any tax years.
Assessing the realizability of deferred tax assets requires determination of whether it is more likely-than-not that some portion or all of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, ArcherDX considered all sources of taxable income available to realize deferred tax assets, including the future reversal of existing temporary differences, forecasts of future taxable income, and tax planning strategies. Based on the weight of available evidence, which includes ArcherDX’s historical period of cumulative net losses, recording a full valuation allowance was appropriate. There are no uncertain tax positions. This reflected an increase in the valuation allowance by approximately $9.4 million and $0.4 million during the years ended December 31, 2019 and 2018, respectively.
11.	Convertible Preferred Stock
ArcherDX’s convertible preferred stock is comprised of the following series (in thousands, except share amounts):
	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance – January 1, 2018	—	$—	—	$—	—	$—
Issuance of Series A convertible preferred stock	7,764,831	37,436	—	—	—	—
Issuance of convertible preferred stock as merger	1,018,941	4,744	—	—	—	—
Balance - December 31, 2018	8,783,772	42,180	—	—	—	—
Issuance of Series B convertible preferred stock	—	—	2,190,546	13,150	—	—
Issuance of Series C convertible preferred stock	—	—	—	—	6,638,261	54,840
Repurchase of Series A convertible preferred stock	(3,281)	(16)	—	—	—	—
Balance - December 31, 2019	8,780,491	$42,164	2,190,546	$13,150	6,638,261	$54,840
ArcherDX’s convertible preferred stock consisted of the following:
	December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Net Carrying Value
			(in thousands)
Series A	14,780,767	8,780,491	$44,397	$42,164
Series B	4,082,031	2,190,546	15,000	13,150
Series C	9,430,727	6,638,261	55,000	54,840
Total convertible preferred stock	28,293,525	17,609,298	$114,397	$110,154
On March 5, 2018, ArcherDX completed a $37.6 million Series A convertible preferred stock financing with new outside investors led by Boulder Ventures VI, L.P. As a result, 7,764,831 Series A convertible preferred shares were issued. Approximately $23.0 million of the financing was in the form of converted note principal and accrued interest owed to existing investors at $4.72 per share and the resulting issuance of 4,798,978 shares of Series A preferred stock. Accrued interest of $2.7 million was converted into Series A convertible preferred stock. The remaining $15.0 million, net of issuance costs of $0.2 million, was received as cash proceeds to be used for operating purposes.
On May 10, 2019, ArcherDX completed a $15.0 million Series B convertible preferred stock financing round with existing and new outside investors led by Perceptive. As a result, 2,190,546 Series B convertible preferred shares were issued at $6.85 per share, less issuance costs of $1.9 million. The Series B proceeds are to be used to support the ongoing commercialization of ArcherDX’s existing assays and products, expand ArcherDX’s pipeline and potential business development, and fund working capital.
On December 12, 2019, ArcherDX completed a $55.0 million Series C convertible preferred stock financing with existing and new outside investors led by Perceptive. ArcherDX issued 6,638,261 shares at $8.29 per share, less issuance costs of $0.2 million. The Series C proceeds are used to be used for ongoing operations and business expansion.

The holders of the convertible preferred stock have the following rights and preferences:
Conversion
Each share of convertible preferred stock will be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, or automatically upon a Qualified IPO with gross proceeds of at least $50.0 million and a price per common share of at least $12.43, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the original issue price by the convertible preferred stock conversion price in effect at the time of conversion. The convertible preferred stock conversion price will initially be equal to the original issue price for the convertible preferred stock. Such initial convertible preferred stock conversion price, and the rate at which shares of convertible preferred stock may be converted into shares of common stock, is subject to adjustment.
Dividends
ArcherDX will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of ArcherDX (other than dividends on shares of common stock payable in shares of common stock) unless the holders of the convertible preferred stock then outstanding will first receive, or simultaneously receive, out of funds legally available therefor, a dividend on each outstanding share of convertible preferred stock in an amount in cash equal to 6% of the respective original issue price per annum on each outstanding share of such convertible preferred stock calculated from the date of issuance of such share of convertible preferred stock. The foregoing dividends will not be cumulative and will be paid when, as and if declared by the board of directors of ArcherDX, provided that if the foregoing dividends are not declared in any year, the right to receive such dividends will terminate and not carry forward into the next year.
Liquidation Preference
In the event of any liquidation event, including upon a change in control of ArcherDX, the holders of shares of convertible preferred stock then outstanding will be entitled to be paid out of the assets of ArcherDX available for distribution to its stockholders before any payment will be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the original issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of convertible preferred stock been converted into common stock immediately prior to such liquidation event If upon any such liquidation event, the assets of ArcherDX available for distribution to its stockholders will be insufficient to pay the holders of shares of convertible preferred stock the full amount to which they will be entitled, the holders of shares of convertible preferred stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
Voting
On any matter presented to the stockholders of ArcherDX for their action or consideration at any meeting of stockholders of ArcherDX (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of convertible preferred stock will be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of convertible preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of convertible preferred stock will vote together with the holders of common stock as a single class. In addition, holders of convertible preferred stock voting together in a single class are entitled to elect three directors to the board of directors of ArcherDX. The holders of convertible preferred stock also are entitled to vote together as a single class on certain protective matters including the payment of dividends, and the issuance of debt or an additional class of stock.
Classification
ArcherDX has classified convertible preferred stock as mezzanine equity in the consolidated balance sheets as the shares are contingently redeemable upon a deemed liquidation such as a change in control and in that event there is no guarantee that all shareholders would be entitled to receive the same form of consideration. No accretion was recorded during the years ended December 31, 2018 and 2019 as a deemed liquidation event was not considered probable.

12.	Stockholders’ Deficit
Common Stock
Common stockholders are entitled to one vote per share. Holders of common stock are entitled to receive dividends, when and if declared by the ArcherDX Board. The voting, dividend, and liquidation rights of the holders of the common stock are subject to, and qualified by, the rights of the holders of the preferred stock.
ArcherDX reserved shares of common stock for the following potential future issuances:
	As of December 31,
	2018	2019
Conversion of outstanding convertible preferred stock	8,783,772	17,609,298
Conversion of contingent consideration	1,463,758	1,463,758
Shares underlying outstanding equity awards	2,553,440	4,848,949
Shares available for future equity award grants	300,333	660,520
Exercise and conversion of preferred stock warrants	159,866	615,054
Total	13,261,169	25,197,579
13.	Stock-Based Compensation
ArcherDX has established the 2015 stock incentive plan for the benefit of its employees and board members. The form of awards, term, exercise price, and vesting schedule of the options are determined by ArcherDX’s Compensation Committee at the time of grant. Awards may be made under the plan for 5.7 million shares of common stock. The stock options generally vest over four years with a 25% cliff vest at the first anniversary of the vesting start date.
A summary of ArcherDX’s stock option activity under the 2015 stock incentive plan and related information is as follows (in thousands, except share and per share data):
	Stock Options Outstanding
	Shares Available for Grant	Shares Subject to Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Average Intrinsic Value
Balance at January 1, 2019	292,245	1,380,554	$1.05	9.8	$588
Shares authorized	2,823,293	—
Granted	(2,574,355)	2,574,355	$3.61
Exercised	—	(79,599)	$1.05
Canceled	119,537	(119,537)	$1.09
Balance at December 31, 2019	660,520	3,755,773	$2.81	9.3	$6,800
Vested at December 31, 2019		540,249	$1.08	8.3	$1,915
Stock-Based Compensation Expense
The following table presents the effect of employee and non-employee related stock-based compensation expense (in thousands):
	Year Ended December 31,
	2018	2019
Cost of precision oncology products revenue	$6	$10
Sales and marketing expense	30	95
Research and development expense	90	94
General and administrative expense	100	552
Total stock-based compensation expense	$226	$751

Future stock-based compensation for unvested options as of December 31, 2019 was approximately $3.5 million, which is expected to be recognized over a weighted-average period of 3.1 years.
Valuation of Stock Options
The grant date fair value of stock options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:
	Year Ended December 31,
	2018	2019
Expected term (in years)	6-7	6-7
Expected volatility	80%	80%
Risk-free interest rate	2.69%	1.92%
Expected dividend yield	—	—
The determination of the fair value of stock options on the date of grant using a Black-Scholes option-pricing model is affected by the estimated fair value of ArcherDX’s common stock. The fair value of the common stock is determined by ArcherDX’s board of directors with the assistance of a third-party valuation specialist.
The valuation assumptions were determined as follows:
•
Expected Term. The expected term represents the period that the options granted are expected to be outstanding. After the adoption of ASU 2018-07 on January 1, 2019, the expected term of stock options issued to employees and nonemployee consultants is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) as ArcherDX has concluded that its stock option exercise history does not provide a reasonable basis upon which to estimate expected term. Prior to the adoption of ASU 2018-07, the expected term of stock options issued to employees was determined using the simplified method.

•
Expected Volatility. Given that ArcherDX’s common stock is privately held, there is no active trading market for ArcherDX’s common stock. ArcherDX derived the expected volatility from the average historical volatilities over a period approximately equal to the expected term of comparable publicly traded companies within its peer group that were deemed to be representative of future stock price trends as ArcherDX has limited trading history for its common stock.

•	Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury rate, with maturities similar to the expected term of the stock options.
•	Expected Dividend Yield. ArcherDX does not anticipate paying any dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero.
14.	Employee Benefit Plans
ArcherDX maintains a retirement plan, which is qualified under section 401(k) of the Code for its U.S. employees. The plan allows eligible employees to defer, at the employee’s discretion, pretax compensation up to the IRS annual limits. Beginning on October 1, 2019, ArcherDX matched contributions at 3% of eligible employee’s compensation up to $2,000 annually. Total expense for contributions made to U.S. employees was approximately $0.1 million for the year ended December 31, 2019.
15.	Net Loss Per Common Share
Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted-average number of common share equivalents outstanding using the treasury-stock method for stock options and warrants and the as-if-converted method for convertible preferred stock. As a result of ArcherDX’s net losses for the periods presented, all potentially dilutive common share equivalents were considered anti-dilutive and were excluded from the computation of diluted net loss per share.

The shares outstanding at the end of the respective periods presented in the table below were excluded from the calculation of diluted net loss per share due to their anti-dilutive effect (in thousands):
	For The Year Ended December 31,
	2018	2019
Common shares under option plans	2,593	5,194
Convertible preferred stock and warrants	8,943	18,224
Total potential dilutive shares	11,536	23,418
16.	Commitments and Contingencies
Litigation
In the normal course of business, ArcherDX is a party to litigation from time to time. ArcherDX maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on ArcherDX.
On January 27, 2020, Natera filed a lawsuit against ArcherDX in the United States District Court for the District of Delaware, alleging that ArcherDX’s products using AMP chemistry and the manufacture, use, sale, and offer for sale of such products, infringe U.S. Patent No. 10,538,814. On March 25, 2020, ArcherDX filed an answer denying Natera’s allegations and asserting certain affirmative defenses and counterclaims, including that U.S. Patent No. 10,538,814 is invalid. On April 15, 2020, Natera filed an answer denying ArcherDX’s counterclaims and filed an amended complaint alleging that ArcherDX’s products using AMP chemistry, including STRATAFIDE, PCM, LiquidPlex, ArcherMET, FusionPlex, and VariantPlex, and the manufacture, use, sale, and offer for sale of such products, infringe U.S. Patent No. 10,538,814, U.S. Patent No. 10,557,172, U.S. Patent No. 10,590,482, and U.S. Patent No. 10,597,708, each of which are held by Natera. On May 13, 2020, ArcherDX filed an answer to Natera’s amended complaint denying Natera’s allegations and asserting certain affirmative defenses and counterclaims, including that the asserted patents are invalid and not infringed. On June 3, 2020, Natera filed an answer denying ArcherDX’s counterclaims. On August 6, 2020, Natera filed another lawsuit against ArcherDX in the United States District Court for the District of Delaware alleging that ArcherDX’s products using AMP chemistry, including STRATAFIDE, PCM, LiquidPlex, ArcherMET, and VariantPlex, and the manufacture, use, sale, and offer for sale of such products, infringe U.S. Patent No. 10,731,220. ArcherDX’s answer to the new lawsuit is due on August 27, 2020. Natera seeks, among other things, damages and other monetary relief, costs and attorneys’ fees, and an order enjoining ArcherDX from further infringement of U.S. Patent Nos. 10,538,814, 10,557,172, 10,590,482, 10,597,708, and 10,731,220, or collectively, the “Natera Asserted Patents.” The litigations are ongoing and are in their early stages and ArcherDX cannot reasonably predict the outcome or loss, if any, that may result.
Vendor Collaboration Agreement
In September 2019, ArcherDX added a project agreement to an existing 2016 collaboration agreement with a vendor for the development and commercialization of sequencing-based companion diagnostics. Under the new agreement, ArcherDX will develop the companion diagnostic test kits, and the vendor will supply certain instruments, custom software, and regulatory support. The scope of the non-exclusive agreement, which has an eight-year term, includes ArcherDX’s future portfolio of companion diagnostic tests used to facilitate targeted therapy selection and monitoring of Minimal Residual Disease for the management of patients with solid tumor and blood cancers. The planned companion diagnostic tests will enable commercial laboratories, hospitals and health systems to run these assays in their local laboratories worldwide. ArcherDX paid a $2.0 million fee during 2019 following the achievement of a software implementation milestone by the vendor; ArcherDX is amortizing the fee over the term of the agreement. ArcherDX will also pay a fee capped at $4.0 million for each companion diagnostic indication, additional custom software module development, and certain hourly fees.
Royalty Agreements
In exchange for the use of certain patent rights, ArcherDX agreed to pay a royalty in the single digits on sales (as defined in the patent rights agreement). Under the agreement, the minimum net sales for the years ended December 31, 2018 and 2019 are $14.0 million and $20.6 million, respectively. Failure to meet the yearly minimum may be treated as a default and may result in termination of the agreement. ArcherDX was in compliance with the terms of the royalty agreement at December 31, 2018 and 2019.
ArcherDX also signed a non-transferable, non-exclusive license with a software provider. In exchange for the license, ArcherDX agreed to pay a fixed annual license fee of $10,000 and a low-to mid-single digit royalty on sales (as defined in the license agreement). If ArcherDX fails to perform under the agreement, the software provider may give written notice of default and allow ArcherDX 30 days to remediate the default, or the contract can be terminated. ArcherDX was in compliance with the terms of the royalty agreement at December 31, 2018 and 2019.
17.	Subsequent Events
For purposes of the financial statements as of December 31, 2019 and the year then ended, ArcherDX evaluated subsequent events for recognition and measurement purposes through March 6, 2020, the date the financial statements were issued, except for Going Concern, Liquidity and Capital Resources and Reverse Stock Split in Note 2, as to which the date is August 25, 2020. ArcherDX has further evaluated subsequent events for disclosure purposes through August 25, 2020. Except as described elsewhere in these financial statements, ArcherDX has concluded that no events or transactions have occurred that require disclosure.
18.	Return to Provision Adjustment
The return to provision adjustment in 2017, as discussed in Note 10, was evaluated and deemed to be immaterial.

ARCHERDX, INC.
Condensed Consolidated Balance Sheets (unaudited)
(in thousands, except share and per share data)
	December 31, 2019	June 30, 2020
ASSETS
Current assets:
Cash and cash equivalents	$59,492	$21,883
Accounts receivable, net	15,354	20,828
Inventories	6,002	11,435
Prepaid expenses and other current assets	2,442	4,932
Total current assets	83,290	59,078
Property and equipment, net	10,811	16,591
Right-of-use assets, net	4,813	5,879
Intangible assets, net	780	583
Goodwill	4,972	4,972
Other assets	2,130	2,428
Total assets	$106,796	$89,531
LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$5,657	$12,898
Accrued expenses	2,025	6,698
Accrued compensation	2,824	3,757
Lease liabilities	577	1,382
Other current liabilities	1,060	1,365
Deferred revenue	6,234	6,297
Total current liabilities	18,377	32,397
Long-term lease liabilities - less current portion	4,310	4,918
Long-term debt, net	28,572	41,717
Other long-term liabilities	10,622	76,784
Total liabilities	61,881	155,816
Commitments and contingencies (Note 15)
Convertible preferred stock, $0.001 par value, 28,293,525 and 28,293,525 shares authorized, 17,609,298 and 18,393,441 shares issued and outstanding with aggregate liquidation preference of $114,397 and $118,362 as of December 31, 2019 and June 30, 2020, respectively	110,154	115,347
Stockholders’ deficit:
Common stock, $0.01 par value, 45,000,000 and 45,000,000 shares authorized, 6,454,355 and 6,627,583 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively	65	66
Additional paid-in capital	3,939	5,329
Accumulated deficit	(69,243)	(187,027)
Total stockholders’ deficit	$(65,239)	$(181,632)
Total liabilities, convertible preferred stock, and stockholders’ deficit	$106,796	$89,531
See accompanying Notes to Condensed Consolidated Financial Statements.

ARCHERDX, INC.
Condensed Consolidated Statements of Operations and Comprehensive Loss (unaudited)
(in thousands, except share and per share data)
	Three months ended June 30,		Six months ended June 30,
	2019	2020	2019	2020
Revenue
Precision oncology products	$5,095	$8,404	$9,475	$15,410
Pharma development services	5,704	7,934	10,773	15,718
Total revenue	10,799	16,338	20,248	31,128
Operating expenses
Cost of precision oncology products	1,525	3,138	2,593	5,451
Cost of pharma development services	1,740	4,256	3,446	7,655
Sales and marketing	2,900	4,861	5,544	10,185
Research and development	5,006	22,116	9,301	35,853
General and administrative	3,332	11,037	5,709	18,518
Contingent consideration	2,790	39,140	5,506	39,105
Total operating expenses	17,293	84,548	32,099	116,767
Loss from operations	(6,494)	(68,210)	11,851	85,639
Interest expense, net	(769)	(1,105)	(769)	(1,998)
Other expense, net	(211)	(29,152)	(219)	(30,147)
Loss before income taxes	(7,474)	(98,467)	(12,839)	(117,784)
Income tax expense	6	—	7	—
Net loss and comprehensive loss	$(7,480)	$(98,467)	$(12,846)	$(117,784)
Basic and diluted loss per common share	$(1.17)	$(15.04)	$(2.01)	$(18.09)
Basic and diluted weighted-average common shares outstanding	6,376,851	6,548,624	6,376,731	6,510,736
See accompanying Notes to Condensed Consolidated Financial Statements.

ARCHERDX, INC.
Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit (unaudited)
For the Three and Six Months Ended June 30, 2019 and 2020
(in thousands, except share amounts)
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – April 1, 2019	8,781,124	$42,167	6,376,642	$64	$3,175	$(33,631)	$(30,392)
Issuance of Series B convertible preferred stock for cash, net of issuance costs of $1,844	2,190,558	13,155	—	—	—	—	—
Proceeds from exercise of stock options	—	—	178	—	—	—	—
Repurchase of Series A preferred stock	(567)	(3)	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	70	—	70
Net loss	—	—	—	—	—	(8,230)	(8,230)
Balance – June 30, 2019	10,971,115	$55,319	6,376,820	$64	$3,245	$(41,861)	$(38,552)
Balance – April 1, 2020	18,393,441	$115,347	6,508,640	$65	$4,374	$(88,560)	$(84,121)
Stock-based compensation expense	—	—	—	—	661	—	661
Proceeds from exercise of stock options	—	—	118,943	1	294	—	295
Net loss	—	—	—	—	—	(98,467)	(98,467)
Balance – June 30, 2020	18,393,441	$115,347	6,627,583	$66	$5,329	$(187,027)	$(181,632)
See accompanying Notes to Condensed Consolidated Financial Statements.

ARCHERDX, INC.
Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit (unaudited)
For the Three and Six Months Ended June 30, 2019 and 2020
(in thousands, except share amounts)
(continued)
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2019	8,783,772	$42,180	6,375,767	$64	$3,106	$(28,265)	$(25,095)
Issuance of Series B convertible preferred stock for cash, net of issuance costs of $1,844	2,190,558	13,155
Proceeds from exercise of stock options	—	—	1,950	—	2	—	2
Repurchase of restricted stock	—	—	(897)	—	(1)	—	(1)
Repurchase of Series A preferred stock	(3,215)	(16)	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	138	—	138
Net loss	—	—	—	—	—	(13,596)	(13,596)
Balance – June 30, 2019	10,971,115	$55,319	6,376,820	$64	$3,245	$(41,861)	$(38,552)
Balance – January 1, 2020	17,609,298	$110,154	6,454,355	$65	$3,939	$(69,243)	$(65,239)
Issuance of Series A convertible preferred stock for Baby Genes earnout	624,277	4,142	—	—	—	—	$—
Proceeds from Warrant Exercise of Series A convertible preferred stock	159,866	1,051	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	1,039	—	1,039
Proceeds from exercise of stock options	—	—	173,228	1	351	—	352
Net loss	—	—	—	—	—	(117,784)	(117,784)
Balance – June 30, 2020	18,393,441	$115,347	6,627,583	$66	$5,329	$(187,027)	$(181,632)
See accompanying Notes to Condensed Consolidated Financial Statements.

ARCHERDX, INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(in thousands)
	Six months ended June 30,
	2019	2020
Cash flows from operating activities
Net loss	$(12,846)	$(117,784)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,021	2,080
Amortization of debt issuance costs	69	273
Bad debt expense (recovery)	(26)	(6)
Stock-based compensation expense	138	1,039
Change in fair value of contingent consideration	5,506	39,105
Change in fair value of convertible preferred stock warrants	211	30,130
Changes in assets and liabilities
Accounts receivable	(2,511)	(5,468)
Inventories	(1,729)	(5,432)
Prepaid expenses and other assets	(468)	(2,408)
Accounts payable and accrued liabilities	1,751	12,505
Lease liabilities	(15)	204
Deferred revenue	(1,707)	63
Net cash used in operating activities	(10,606)	(45,699)
Cash flows from investing activities
Purchase of property and equipment	(1,349)	(7,254)
Net cash used in investing activities	(1,349)	(7,254)
Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	13,156	—
Proceeds from borrowing under credit facility, net of issuance costs	29,125	15,000
Payment of contingent consideration	—	(10)
Proceeds from exercise of stock options	2	352
Repurchase of restricted stock	(1)	—
Proceeds from exercise of Series A preferred stock warrants	—	2
Repurchase of Series A convertible preferred stock	(16)	—
Net cash provided by (used in) financing activities	42,266	15,344
Net decrease in cash and cash equivalents	30,311	(37,609)
Cash and cash equivalents at beginning of period	9,474	59,492
Cash and cash equivalents at end of period	$39,785	$21,883
Non-cash financing activities:
Reclassification of Series A preferred stock warrants from liabilities to convertible preferred stock upon exercise	$—	$1,049
Issuance of warrant with credit facility	$750	$—
Issuance of Series A preferred stock for contingent consideration	$—	$4,142
Purchases of property and equipment included in accounts payable and accrued liabilities	$—	$390
Supplemental disclosure of cash flow information:
Cash paid for interest for the six months ended June 30, 2019 was $0.5 million. Cash paid for interest for the six months ended June 30, 2020 was $1.8 million.
See accompanying Notes to Condensed Consolidated Financial Statements.

ArcherDX, Inc.

Notes to the Unaudited Condensed Consolidated Financial Statements
1.	Nature of Business
ArcherDX, Inc. (together with its consolidated subsidiary, ArcherDX, ArcherDX) is a leading genomic analysis company focused on democratizing precision oncology. ArcherDX was originally incorporated in January 2013, and subsequently merged into Enzymatics, Inc., or Enzymatics, in August 2013. In November 2014, the ArcherDX business unit was spun out from Enzymatics and incorporated in Delaware.
ArcherDX develops and commercialize research use only, or “RUO”, products, and ArcherDX offers services that meet the unique needs of its customers and their clinical applications. ArcherDX’s RUO product portfolio consists of VariantPlex, FusionPlex, LiquidPlex and Immunoverse, which ArcherDX collectively refers to as ArcherPlex. ArcherDX also has in vitro diagnostic, or IVD, products in development, STRATAFIDE and Personalized Cancer Monitoring, or PCM, which have both received Breakthrough Device designation from the U.S. Food & Drug Administration, or FDA.
2.	Summary of Significant Accounting Policies
Basis of Presentation and Consolidation
ArcherDX’s condensed consolidated financial statements include the accounts of ArcherDX, Inc. and its wholly-owned subsidiary, ArcherDX Clinical Services, Inc., formerly Baby Genes, Inc. All intercompany balances and transactions have been eliminated.
Unaudited Interim Condensed Consolidated Financial Statements
The accompanying condensed consolidated balance sheet as of June 30, 2020, the condensed consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2019 and 2020, the condensed consolidated statements of convertible preferred stock and shareholders’ deficit as of June 30, 2019 and 2020, the condensed consolidated statements of cash flows for the six months ended June 30, 2019 and 2020, and the related interim disclosures are unaudited. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification, or ASC, and Accounting Standards Update, or ASU, of the Financial Accounting Standards Board, or FASB. These unaudited condensed consolidated financial statements include all adjustments necessary to fairly state the financial position and the results of ArcherDX’s operations and cash flows for interim periods in accordance with U.S. GAAP. Interim results are not necessarily indicative of the results that may be expected for the full year. The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and notes thereto for the year ended December 31, 2019, which is included elsewhere in this proxy statement/prospectus.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, ArcherDX evaluates its estimates, including estimates related to revenue, the allowance for doubtful accounts, the allowance for obsolete inventory, allocation of purchase price in business combinations, contingent consideration, convertible preferred stock warrants, intangible assets impairment, and stock-based compensation. ArcherDX bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates.
ArcherDX has considered potential impacts arising from the coronavirus (COVID-19) pandemic and is not presently aware of any events or circumstances that would require ArcherDX to update its estimates, judgments or revise the carrying value of its assets or liabilities.

Going Concern, Liquidity and Capital Resources
ArcherDX has incurred losses and negative cash flows since its inception. As of June 30, 2020, ArcherDX had an accumulated deficit of $187.0 million.
ArcherDX has funded operations to date principally from the sale of convertible preferred stock, the issuance of convertible notes, entry into term loans and, to a lesser extent, products and services revenue. As of June 30, 2020, ArcherDX had cash and cash equivalents of $21.9 million.
On August 10, 2020, ArcherDX entered into a second amendment to the Credit Agreement with Perceptive, increasing the maximum aggregate outstanding principal amount under the Credit Agreement by $40.0 million for a total credit facility of $85.0 million. As of August 10, 2020, ArcherDX has drawn an aggregate of $65.0 million under the Credit Agreement.
ArcherDX evaluated whether there are any conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern over the next twelve months through August 2021. ArcherDX’s cash requirements include, but are not limited to, investments in the research and development of its technologies and sales and marketing, capital expenditures, and working capital requirements. Based on such evaluation and ArcherDX’s current plans, which are subject to change, management believes that ArcherDX’s existing cash and cash equivalents and available access to credit as of June 30, 2020 are not sufficient to satisfy its operating cash needs for at least one year after the date the financial statements are issued. These conditions raise substantial doubt about ArcherDX’s ability to continue as a going concern.
As revenue across ArcherDX’s products and services is expected to grow, ArcherDX expects its accounts receivable and inventory balances to increase. Any increase in accounts receivable and inventory may not be completely offset by increases in accounts payable and accrued expenses, which could result in greater working capital requirements.
ArcherDX plans to utilize the existing cash and cash equivalents on hand primarily to fund its commercial and marketing activities associated with its clinical products and services, continued research and development initiatives and scaling of operations with anticipated growth. If its available cash balances and anticipated cash flow from operations are insufficient to satisfy its liquidity requirements, ArcherDX may seek to sell additional common or preferred equity or convertible debt securities, enter into an additional credit facility or another form of third-party funding or seek other debt financing. Additional capital may not be available on reasonable terms, or at all. If ArcherDX is unable to raise additional capital, it may be forced to reduce operations which could have a material impact on ArcherDX.
The COVID-19 pandemic and the measures imposed to contain this pandemic have disrupted and are expected to continue to impact ArcherDX’s business. ArcherDX has considered the impact of the COVID-19 pandemic on ArcherDX’s productivity, results of operations and financial position, and its disruption to ArcherDX’s business and clinical programs and timelines as of June 30, 2020. The magnitude of these impacts will depend, in part, on the length and severity of the measures imposed to contain this pandemic and on ArcherDX’s ability to conduct business in the ordinary course. ArcherDX may experience reductions in revenue in the near term due to uncertainty regarding clinical trial enrollment and customer supply chains.
Segment Information
Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. ArcherDX views its operations and manages its business in one operating segment, which is the business of delivering precision oncology products and pharma development services to its customers.
Fair Value of Financial Instruments
Cash and cash equivalents and liabilities for contingent consideration and convertible preferred stock warrants are carried at fair value. Financial instruments, including accounts receivable, accounts payable, and accrued expenses are carried at cost, which approximates fair value given their short-term nature (Note 4). Long-term debt is carried at cost, which approximates fair value.

Cash and Cash Equivalents
ArcherDX considers all highly liquid investments with original maturity from the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include bank demand deposits and money market accounts that invest primarily in U.S. government-backed securities and treasuries. As of December 31, 2019 and June 30, 2020, ArcherDX had cash equivalents of $43.2 million and $18.2 million, respectively.
Accounts Receivable
ArcherDX provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. ArcherDX’s estimate is based on historical collection experience, the current economic environment and a review of the current status of trade accounts receivable. It is reasonably possible that ArcherDX’s estimate of the allowance for doubtful accounts will change and that losses ultimately incurred could differ materially from the amounts estimated in determining the allowance. As of December 31, 2019 and June 30, 2020, ArcherDX recorded an allowance of $0.1 million and $0.1 million, respectively.
Concentrations of Risk
ArcherDX is subject to credit risk from holding its cash and cash equivalents at one commercial bank. ArcherDX limits exposure to credit losses by investing in money market funds through a U.S. bank with high credit ratings. ArcherDX’s cash may consist of deposits held with banks that may at times exceed federally insured limits, however, its exposure to credit risk in the event of default by the financial institution is limited to the extent of amounts recorded on the balance sheets. ArcherDX performs evaluations of the relative credit standing of these financial institutions to limit the amount of credit exposure.
ArcherDX is also subject to credit risk from its accounts receivable. ArcherDX grants credit in the normal course of business to customers in the U.S. and in foreign countries, predominantly in the European Union and United Kingdom. ArcherDX periodically performs credit analysis and monitor the financial condition of its customers to reduce credit risk. ArcherDX performs ongoing credit evaluations of its customers, but generally do not require collateral to support accounts receivable. Accounts receivable are recorded at the invoiced amount and do not bear interest.
The following table provides ArcherDX’s revenue by geographic area based on the customers’ location (in thousands):
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
United States	$4,743	$4,738	$8,766	$9,552
International	6,056	11,600	11,482	21,576
Total revenue	$10,799	$16,338	$20,248	$31,128
ArcherDX’s revenue is generated primarily in the U.S., European Union, and United Kingdom.
Significant customers are those which represent more than 10% of ArcherDX’s total revenue or accounts receivable balance at each respective balance sheet date. For each significant customer, revenue as a percentage of revenue and accounts receivable as a percentage of accounts receivable are as follows:
	Revenue for the Three Months Ended June 30,		Revenue for the Six Months Ended June 30,		Accounts Receivable as of
	2019	2020	2019	2020	December 31, 2019	June 30, 2020
Customer A(1)	*%	*%	10%	*%	*%	*%
Customer B(1)	40%	38%	39%	35%	41%	26%
Customer C(1)	*%	*%	*%	*%	*%	18%
Customer D(1)	*%	10%	*%	10%	*%	*%
(1)	The country of headquarters of Customer A is the US, the country of headquarters of Customer B and D is Germany, and the country of headquarters for Customer C is the UK
*	less than 10%

Property and Equipment
Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided utilizing the straight-line method over the estimated useful lives for owned assets, and the shorter of the estimated economic life or related lease terms for leasehold improvements. Maintenance and repairs are expensed as incurred.
Estimated useful lives for property and equipment are as follows:
Property and Equipment	Estimated Useful Life
Furniture and fixtures	7 years
Manufacturing and lab equipment	5 years
Computer equipment	3 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term
Long-Lived Assets
ArcherDX evaluates the recoverability of long-lived assets, including property and equipment and intangible assets, whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. In such circumstances, ArcherDX looks primarily to the undiscounted future cash flows compared to the carrying amount of each asset in its assessment of whether or not long-lived assets have been impaired. There were no impairments recorded for the three or six months ended June 30, 2019 and 2020. Substantially all of ArcherDX’s long-lived assets are located in the U.S.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination accounted for under the acquisition method of accounting and is not amortized, but is subject to impairment testing at least annually in the fourth quarter or when a triggering event is identified that could indicate a potential impairment. ArcherDX is organized as a single reporting unit, and ArcherDX first performs a qualitative assessment to evaluate indicators of goodwill impairment. If it is more likely than not that an impairment exists, ArcherDX performs a quantitative assessment by comparing the carrying value of the reporting unit to the fair value of ArcherDX. There were no impairments recorded for the six months ended June 30, 2019 and 2020.
Due to COVID-19, ArcherDX determined a triggering event occurred in the first quarter of 2020 and performed an interim goodwill impairment evaluation to determine the fair value of the reporting unit. The evaluation determined the fair value of the reporting unit exceeded the book value of the reporting unit and, as such, no impairment was recorded.
Deferred Revenue
Advanced billings for services to customers, including billings at the initiation of a performance-based milestone, are deferred and recognized as revenue in the applicable future period when the revenue is earned. Deferred revenue was $6.2 million at December 31, 2019 and $6.3 million for June 30, 2020. Revenue of $3.5 million and $1.9 million were recognized for the three months ended June 30, 2019 and 2020, respectively, that was included in the deferred revenue balances at the beginning of the respective periods. Revenue of $3.6 million and $3.6 million were recognized for the six months ended June 30, 2019 and 2020, respectively, that was included in the deferred revenue balances at the beginning of the respective periods.
Warrant Liability
ArcherDX accounts for certain preferred stock warrants outstanding as a liability, in accordance with ASC 815, Derivatives and Hedging (“ASC 815”), at fair value. This liability is subject to re-measurement at each reporting period until exercised, and any change in fair value is recognized in the condensed consolidated statements of operations and comprehensive loss. The warrant liabilities are included in other long-term liabilities in the condensed consolidated balance sheets.

Reverse Stock Split
On June 17, 2020, ArcherDX effected a 0.7039-for-1 reverse stock split of its common and preferred stock. The par value and the authorized number of shares of the common and preferred stock were not adjusted as a result of the reverse stock split. The accompanying consolidated financial statements and notes to the financial statements give retroactive effect to the reverse stock split for all periods presented. No fractional shares were issued in connection with the reverse stock split. Any fractional share resulting from the reverse stock split was rounded down to the nearest whole share, and in lieu of any fractional shares, ArcherDX will pay in cash to the holders of such fractional shares an amount equal to the fair value, as determined by the board of directors, of such fractional shares.
Revenue Recognition
ArcherDX recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which ArcherDX expects to receive in exchange for those goods or services. To determine revenue recognition, ArcherDX follows the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) ArcherDX satisfies a performance obligation.
The following is a summary of the application of the respective model to each of ArcherDX’s revenue classifications:
Overview
ArcherDX derives its revenue from two sources: (i) precision oncology products and (ii) pharma development services.
Precision Oncology Products Revenue
Precision oncology product revenue is generated from sales of ArcherDX’s genomic products, which can either be sold alone or in combination with a service performance obligation. When sold in combination, ArcherDX uses its precision oncology products to provide clinical research and clinical trial services to its customers.
From ArcherDX’s inception through June 30, 2020, precision oncology product revenue has been comprised primarily of sales of its ArcherPlex RUO products for therapy optimization and PCM products for cancer monitoring. ArcherDX recognizes revenue on precision oncology product sales once product shipment has occurred or upon the completion of services when the product and service are a combined performance obligation. Payments from customers are typically due within 90 days from invoice date.
Product sales are recorded net of discounts and other deductions. ArcherDX recognizes revenue on precision oncology product sales once product shipment has occurred or upon the completion of services when the product and service are a combined performance obligation. Payments typically are due 30 days from invoice date.
Shipping and handling fees billed to customers are classified on the condensed consolidated statements of operations and comprehensive loss in revenue. The associated shipping and handling costs are classified in cost of revenue.
Pharma Development Services Revenue
Pharma development services revenue is generated primarily from services provided to biopharmaceutical companies related to companion diagnostic development, clinical research, and clinical trial services across the research, development, and commercialization phases of collaborations.
For companion diagnostic development, ArcherDX collaborates with biopharmaceutical companies to develop assays for clinical utility studies and clinical trials. As part of these collaborations, ArcherDX provides services related to regulatory filings with the FDA in the United States, and various international regulatory agencies, to support companion diagnostic device submissions. Under these collaborations ArcherDX generates revenue from achievement of milestones, provision of ongoing support, and related pass-through costs and fees. ArcherDX generally has distinct performance obligations for development milestones related to its development of a companion diagnostic device. ArcherDX uses a cost plus a margin approach to estimate the standalone value of its companion diagnostic development service performance obligations. Revenue is recognized over time using input and output methods based on ArcherDX’s surveys of performance completed to date toward each milestone including labor hours expended, tests processed or time elapsed.
Clinical research activities and clinical trial service revenue are generated primarily from customer assay design services and sample processing activities, excluding the product component of sample processing activities. Revenue is recognized as test samples are processed or scope of work is completed, based on contracted agreements with biopharmaceutical companies.
In November 2017, ArcherDX signed its first companion diagnostic contract. Under the $11.3 million time and materials arrangement, ArcherDX was developing an oncology companion diagnostic device for use in the customer’s clinical trials of its investigational drug. Upon contract signing, ArcherDX received $2.0 million of the contract price as an upfront deposit that was recorded as deferred revenue and is creditable toward the final contract billings. For this companion diagnostic contract, ArcherDX recognized revenue as time and materials expenses are incurred and charged to the third party on a monthly basis. On April 30, 2019, the customer notified ArcherDX that the customer’s related clinical drug trial had not met its primary endpoint for drug efficacy, and that the customer was terminating its contract with ArcherDX. ArcherDX quantified and offset the final study costs and wind-down costs of $1.4 million against the $2.0 million upfront deposit received from the customer in November 2017. ArcherDX refunded $0.6 million of unapplied deposit to the customer in June 2019.
Our Other Companion Diagnostic Contracts
During the six months ended June 30, 2020, ArcherDX signed three additional companion diagnostic contracts. ArcherDX’s companion diagnostic contracts consist primarily of milestone-based payments along with annual fees and marked-up pass-through costs. The arrangements are treated as short-term contracts for revenue recognition purposes because they allow termination of the agreements by the customers with 30 to 120 days’ written notice without a termination penalty. Upon termination, customers are required to pay for the proportion of services provided under milestones that were in progress. ArcherDX recognizes revenue in an amount that reflects the consideration which it expects to receive in exchange for those goods or services after consideration of the short term nature of its contracts. ArcherDX recognizes revenue over time based on the progress made toward achieving the performance obligation, utilizing both input and output methods, depending on the performance obligation, including labor hours expended, tests processed, or time elapsed, that measure its progress toward the achievement of the milestone. Milestones are billed at 30%-50% upon milestone initiation and are recorded as deferred revenue until earned; once a milestone is completed, the remaining 50%-70% of the milestone is billed to the customer. Unbilled revenue is a contract receivable that is included in net accounts receivable on the condensed consolidated balance sheets; unbilled revenue was $6.5 million and $5.0 million as of December 31, 2019 and June 30, 2020, respectively.
Cost of Revenue
Cost of Precision Oncology Products Revenue
Cost of precision oncology products generally consist of the cost of materials and consumables, personnel-related expenses (comprised of salaries, benefits, bonuses, and share-based compensation), shipping and handling, royalties, professional services, equipment and allocated overhead costs associated with the manufacturing of products. Allocated overhead costs include allocated occupancy costs and information technology costs.
Cost of Pharma Development Services
Cost of pharma development services generally consists of personnel-related expenses (comprised of salaries, benefits, bonuses, and share-based compensation), the cost of consumables, equipment expenses associated with sample processing, costs paid to contract research organizations for lab services and clinical trial support, and allocated overheads costs. Allocated overhead costs include allocated occupancy costs and information technology costs. Costs associated with processing samples are recorded regardless of whether revenue was recognized with respect to the performance obligation. Additional costs associated with companion diagnostic development services for biopharmaceutical companies also include, but are not limited to, contractors and professional services, regulatory fees, and commercialization fees.
Costs incurred for process development, feasibility, or analytical and clinical validation activities that would have otherwise been incurred for product development for STRATAFIDE and PCM IVD are reported as research and development expenses.

Research and Development
ArcherDX is currently conducting research and development activities for product and service offerings across therapy optimization and cancer monitoring. Expenditures made for research and development are charged to expense as incurred and include, but are not limited to, personnel-related expenses (comprised of salaries, benefits, bonuses, and share-based compensation), laboratory supplies, biorepository and sequencing costs, consulting services, including, but not limited to, statistical analysis, engineering, and regulatory services, and allocated overhead costs. Allocated overhead costs include allocated occupancy costs and information technology costs.
A component of ArcherDX’s internal research and development expenses related to process development, feasibility, or analytical and clinical validation activities also meet the performance obligations under contracts to provide companion diagnostic development services.
Recently Adopted Accounting Pronouncements
ArcherDX adopted ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments effective January 1, 2020. The ASU sets forth a “current expected credit loss” (“CECL”) model which requires ArcherDX to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost, available-for-sale debt securities and applies to certain off-balance sheet credit exposures. The adoption of this ASU did not have a material impact on ArcherDX's condensed consolidated financial statements.
ArcherDX adopted ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement effective January 1, 2020. The ASU makes a number of changes meant to add, modify or remove certain disclosure requirements associated with the movement amongst or hierarchy associated with Level 1, Level 2 and Level 3 fair value measurements. The adoption of this ASU did not have a material impact on ArcherDX's condensed consolidated financial statements.
Recently Issued Accounting Pronouncements Not Yet Adopted
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU No. 2019-12 removes certain exceptions to the general principles in ASC 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. ArcherDX is currently evaluating the impact of this standard on its condensed consolidated financial statements.
3.	Business Combination
On October 2, 2018, ArcherDX purchased all issued and outstanding shares of common stock of Baby Genes for 1,018,941 shares of ArcherDX’s Series A convertible preferred stock, with up to an additional 1,463,758 shares of ArcherDX’s Series A convertible preferred stock to be issued upon the achievement of certain revenue-based milestones by Baby Genes in 2019 and 2020.
The contingent consideration included in the Baby Genes purchase price stipulated certain revenue thresholds during the two calendar years following the acquisition. If ArcherDX completes a qualified initial public offering before the end of Year 2, then a portion of the consideration is automatically earned. The contingent consideration is recorded as a liability due to the liquidation preference provisions of the underlying Series A convertible preferred stock, and changes in the fair value are recorded as a change in fair value of contingent consideration in the condensed consolidated statements of operations and comprehensive loss.
In February 2020, ArcherDX issued 624,277 shares of Series A convertible preferred stock, with a fair value of $4.1 million, to the former Baby Genes shareholders for the achievement of the Year 1 revenue thresholds. As of December 31, 2019, the fair value of the Year 1 contingent consideration was $4.2 million and the Year 2 contingent consideration was $4.2 million. During the first quarter of 2020, ArcherDX issued 624,277 shares of Series A preferred stock to settle the Year 1 contingent consideration. As of June 30, 2020, the remaining fair value of the Year 2 contingent consideration was $43.3 million and is included in other long-term liabilities in the condensed consolidated balance sheets.

4.	Fair Value Measurements
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (at exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The three levels of inputs that may be used to measure fair value include:
Level 1: Quoted prices in active markets for identical assets or liabilities. ArcherDX’s Level 1 assets consist of money market accounts. ArcherDX does not have Level 1 liabilities.
Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. ArcherDX does not have Level 2 assets or liabilities.
Level 3: Unobservable inputs that are supported by little or no market activity. ArcherDX does not have Level 3 assets. ArcherDX’s Level 3 liability consists of Series A and B convertible preferred stock warrants and contingent consideration.
The following table identifies ArcherDX’s assets and liabilities that were measured at fair value on a recurring basis (in thousands):
	Level 1	Level 2	Level 3
December 31, 2019
Assets:
Money market accounts	$43,154	—	—
Liabilities:
Warrant liabilities	—	—	$(2,295)
Contingent consideration	$—	$—	$(8,327)

June 30, 2020
Assets:
Money market accounts	$18,226	$—	$—
Liabilities:
Warrant liabilities	$—	$—	$(33,504)
Contingent consideration	$—	$—	$(43,280)
ArcherDX estimates the fair value of warrants using option-pricing models with the assistance of a third-party valuation specialist. The fair value of the shares to be issued as contingent consideration for Year 2 was estimated using an income approach involving Monte Carlo simulation. The assumptions ArcherDX uses in the valuation models are based on future expectations combined with management’s judgment. As of December 31, 2019, ArcherDX included a 20% initial public offering probability in its valuation models. For the valuation models used for the quarter ended March 31, 2020, in evaluating ArcherDX’s initial public offering probability, management took into consideration the positive steps taken by ArcherDX in progressing towards an initial public offering, while also taking into account the unprecedented market volatility and short and long term economic uncertainty associated with the COVID-19 pandemic. At that date, the COVID-19 related factors significantly reduced the likelihood that a public offering would be a viable financing strategy for ArcherDX. The balance of these considerations led management to include a 20% initial public offering probability as of March 31, 2020. For the valuation models used for the quarter ended June 30, 2020, ArcherDX considered its entry into the merger agreement, and included a 90% acquisition probability in its valuation models.

The following table presents a reconciliation of ArcherDX’s financial liabilities measured at fair value as of June 30, 2020 using significant unobservable inputs (Level 3), and the change in fair value recorded in other income, net in the condensed consolidated statements of operations and comprehensive loss (in thousands):
	Convertible Preferred Stock Warrants	Contingent Consideration
Balance as of December 31, 2019	$2,295	$8,327
Issuance of Series A preferred stock for contingent consideration	—	(4,142)
Issuance of Series B warrants	2,128
Cash payment for contingent consideration	—	(10)
Exercise of preferred stock warrants	(1,049)	—
Change in fair value	30,130	39,105
Balance as of June 30, 2020	$33,504	$43,280
There were no transfers between the Level 1 and Level 2 categories or into or out of the Level 3 category during the three and six months ended June 30, 2020.
5.	Inventories
Inventories consist of the following (in thousands):
	December 31, 2019	June 30, 2020
Raw materials	$3,640	$6,071
Work in process	1,412	4,618
Finished goods	950	746
Total inventories	$6,002	$11,435
Inventory obsolescence charges were immaterial for the three and six months ended June 30, 2019 and June 30, 2020, respectively.
6.	Property and Equipment
Property and equipment are summarized as follows (in thousands):
	December 31, 2019	June 30, 2020
Manufacturing and lab equipment	$12,125	$16,989
Office equipment	1,490	2,151
Leasehold improvements	421	1,930
Construction in progress	405	924
Property and equipment, gross	14,441	21,994
Less accumulated depreciation	(3,630)	(5,403)
Property and equipment, net	$10,811	$16,591
Depreciation expense was $0.3 million and $0.9 million, for the three months ended June 30, 2019 and June 30, 2020, respectively.
Depreciation expense was $0.5 million and $1.8 million, for the six months ended June 30, 2019 and June 30, 2020, respectively.
7.	Leases for Facilities and Equipment
At the inception of an arrangement, ArcherDX determines whether the arrangement is or contains a lease based on the unique facts and circumstances. Most leases with a term greater than one year are recognized on the balance sheet as right-of-use assets, lease liabilities and, if applicable, long-term lease liabilities. ArcherDX elected not to recognize on the balance sheet leases with terms of one year or less. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, ArcherDX utilizes the appropriate incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. Certain adjustments to the right-of-use asset may be required for items such as incentives received.
ArcherDX’s facilities operating leases have lease and non-lease components, which ArcherDX has elected to separate and exclude from the measurement of the lease liabilities. The lease component results in a right-of-use asset being recorded on the condensed consolidated balance sheet and amortized as lease expense on a straight-line basis to the condensed consolidated statement of operations, and a lease liability, which is the net present value of the lease payments over the expected term.
ArcherDX leases all of its office facilities. Leases with an initial term of 12 months or less are not recorded on the balance sheet; ArcherDX recognizes lease expense for these leases on a straight-line basis over the lease term. Most leases include one or more options to renew. The exercise of lease renewal options is at its sole discretion; a lease renewal option is included in the lease liability when it is likely ArcherDX would exercise the option. ArcherDX’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
ArcherDX also has an operating lease for certain office equipment.
The components of lease expense and related cash flows were as follows (in thousands):
	Three Months Ended June 30, 2020	Six Months Ended June 30, 2020
Operating Lease cost
Operating lease cost	$510	$950
Variable lease cost	68	256
Operating lease expense	$578	$1,206
Short-term lease rent expense	$8	$55
Total lease cost	$586	$1,261
Operating cash outflows from operating leases	$406	$743
The weighted-average remaining lease term and weighted-average discount rate of operating leases were as follows:
June 30, 2020
Weighted-average remaining lease term (years)	5.1
Weighted-average discount rate	8%
Future minimum commitments due under these lease agreements as of June 30, 2020 are as follows (in thousands):
Year Ending December 31,
Remaining in 2020	$938
2021	1,770
2022	1,655
2023	1,735
2024	1,757
Thereafter	1,385
Present value adjustment	(1,773)
Tenant improvement allowance receivable	(1,167)
Total present value of lease payments	$6,300

8.	Convertible Notes Payable and Other Debt
Credit Facility
On May 10, 2019, ArcherDX entered into a $45.0 million credit facility with Perceptive, of which $30.0 million was immediately drawn as a term loan by ArcherDX. In conjunction with the credit facility, Perceptive received a warrant to purchase 455,188 shares of Series B convertible preferred stock, with a fair value of $0.8 million. The initial recognition of the warrant liability resulted in a discount to the loan which is being amortized to interest expense over the term of the credit facility.
In April 2020, in connection with entering into the first amendment to the credit facility, ArcherDX issued to Perceptive a delayed draw date warrant for 227,594 Series B shares at an exercise price of $6.85 per share.
Under the terms of the credit facility agreement, ArcherDX drew the remaining $15.0 million delayed draw loan facility in full in June 2020 following its achievement of designated revenue milestones. This brought ArcherDX’s total outstanding debt with Perceptive to $45.0 million as of June 30, 2020.
The outstanding principal amount of the debt facility accrues interest at an annual rate equal to the Applicable Margin of 8.25% plus the greater of (a) one-month LIBOR or (b) two and three quarters percent (2.75%) per annum. If one-month LIBOR ceases to exist in 2021, the Wall Street Journal Prime Rate will be used as the alternate rate. At June 30, 2020, the interest rate was 11%. Interest is payable monthly in arrears. At closing, ArcherDX incurred a nonrefundable closing fee of $0.7 million, which, along with debt issuance fees of $0.2 million, the initial fair value of the 2019 warrant of $0.8 million and the initial fair value of the 2020 warrant of $2.1 million, is amortized to interest expense over the remaining term of the debt. The fair value of the warrants is $33.5 million as of June 30, 2020. Adjustments to the warrant’s fair value are recorded within non-operating expenses.
The credit facility is collateralized by ArcherDX’s tangible and intangible assets. The debt financing proceeds are to be used for general corporate purposes, including the refinancing of existing debt and the payment of fees and expenses associated with the negotiation, execution and implementation of the credit facility. The credit facility agreement contains certain restrictive covenants, including monthly and quarterly financial covenants tied to ArcherDX’s cash balance and 12-month revenues; ArcherDX was in compliance with all covenants as of December 31, 2019 and June 30, 2020. The credit facility matures on May 10, 2023.
9.	Convertible Preferred Stock
ArcherDX’s convertible preferred stock is comprised of the following series (in thousands, except share amounts):
	Series A Convertible Preferred Stock		Series B Convertible Preferred stock		Series C Convertible Preferred stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance - January 1, 2019	8,783,772	$42,180	—	$—	—	$—
Issuance of Series B convertible preferred stock for cash, net of issuance costs of $1,850			2,190,546	13,150
Repurchase of Series A convertible preferred stock	(3,281)	(16)	—	—	—	—
Balance - June 30, 2019	8,780,491	$42,164	2,190,546	$13,150	—	$—
Balance - January 1, 2020	8,780,491	42,164	2,190,546	13,150	6,638,261	54,840
Exercise of Series A convertible preferred stock warrants	159,866	1,051	—	—	—	—
Issuance of Series A convertible preferred stock for contingent consideration	624,277	4,142	—	—	—	—
Balance - June 30, 2020	9,564,634	$47,357	2,190,546	$13,150	6,638,261	$54,840

ArcherDX’s convertible preferred stock consisted of the following:
	June 30, 2020
	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference	Net Carrying Value
			(in thousands)
Series A	14,780,767	9,564,634	$48,362	$47,357
Series B	4,082,031	2,190,546	15,000	13,150
Series C	9,430,727	6,638,261	55,000	54,840
Total convertible preferred stock	28,293,525	18,393,441	$118,362	$115,347
The holders of the convertible preferred stock have the following rights and preferences:
Conversion
Each share of convertible preferred stock will be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, or automatically upon a Qualified IPO with gross proceeds of at least $50.0 million and a price per common share of at least $12.43, into such number of fully paid and non- assessable shares of common stock as is determined by dividing the original issue price by the convertible preferred stock conversion price in effect at the time of conversion. The convertible preferred stock conversion price will initially be equal to the original issue price for the convertible preferred stock. Such initial convertible preferred stock conversion price, and the rate at which shares of convertible preferred stock may be converted into shares of common stock, is subject to adjustment.
Dividends
ArcherDX will not declare, pay or set aside any dividends on shares of any other class or series of capital stock of ArcherDX (other than dividends on shares of common stock payable in shares of common stock) unless the holders of the convertible preferred stock then outstanding will first receive, or simultaneously receive, out of funds legally available therefor, a dividend on each outstanding share of convertible preferred stock in an amount in cash equal to 6% of the respective original issue price per annum on each outstanding share of such convertible preferred stock calculated from the date of issuance of such share of convertible preferred stock. The foregoing dividends will not be cumulative and will be paid when, as and if declared by the board of directors of ArcherDX, provided that if the foregoing dividends are not declared in any year, the right to receive such dividends will terminate and not carry forward into the next year.
Liquidation Preference
In the event of any liquidation event, including upon a change in control of ArcherDX, the holders of shares of convertible preferred stock then outstanding will be entitled to be paid out of the assets of ArcherDX available for distribution to its stockholders before any payment will be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the original issue price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of convertible preferred stock been converted into common stock immediately prior to such liquidation event If upon any such liquidation event, the assets of ArcherDX available for distribution to its stockholders will be insufficient to pay the holders of shares of convertible preferred stock the full amount to which they will be entitled, the holders of shares of convertible preferred stock will share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
Voting
On any matter presented to the stockholders of ArcherDX for their action or consideration at any meeting of stockholders of ArcherDX (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of convertible preferred stock will be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of convertible preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of convertible preferred stock will vote together with the holders of common stock as a single class. In addition, holders of convertible preferred stock voting together in a single class are entitled to elect three directors to the board of directors of ArcherDX. The holders of convertible preferred stock also are entitled to vote together as a single class on certain protective matters including the payment of dividends, and the issuance of debt or an additional class of stock.
Classification
ArcherDX has classified convertible preferred stock as mezzanine equity in the condensed consolidated balance sheets as the shares are contingently redeemable upon a deemed liquidation such as a change in control and in that event there is no guarantee that all shareholders would be entitled to receive the same form of consideration. No accretion was recorded during the years ended December 31, 2018 and 2019 as a deemed liquidation event was not considered probable.
Preferred Stock Warrants
	Equity Upon Exercise	Exercise Price	Expiration Date	December 31,	June 30,
				2019	2020
Warrants Issued in 2018	Series A Preferred	$0.01	3/5/28	159,866	—
Warrants Issued in 2019	Series B Preferred	6.85	5/10/26	455,188	455,188
Warrants Issued in 2020	Series B Preferred	6.85	4/27/27	—	227,594
Total Warrants				615,054	682,782
	Warrants	Weighted Average Stock Price	Weighted Average Remaining Contractual Life (in Years)
Balance - January 1, 2020	615,054	$5.07	6.8
Issued	227,594	6.85	6.8
Exercised	(159,866)	0.01
Balance - June 30, 2020	682,782	$6.85	6.2
10.	Stockholders’ Deficit
Common Stock
Common stockholders are entitled to one vote per share. Holders of common stock are entitled to receive dividends, when and if declared by the ArcherDX Board. The voting, dividend, and liquidation rights of the holders of the common stock are subject to, and qualified by, the rights of the holders of the preferred stock.
ArcherDX reserved shares of common stock for the following potential future issuances:
	As of December 31,	As of June 30,
	2019	2020
Conversion of outstanding convertible preferred stock	17,609,298	18,393,441
Conversion of convertible preferred stock issuable for contingent consideration	1,463,758	837,464
Shares underlying outstanding equity awards	4,848,949	3,858,108
Shares available for future equity award grants	660,520	385,987
Exercise and conversion of convertible preferred stock warrants	615,054	682,782
Total	25,197,579	24,157,782
11.	Stock-Based Compensation
ArcherDX has established the 2015 stock incentive plan for the benefit of its employees and board members. The form of awards, term, exercise price, and vesting schedule of the options are determined by ArcherDX’s Compensation Committee at the time of grant. Awards may be made under the plan for 5.7 million shares of common stock. The stock options generally vest over four years with a 25% cliff vest at the first anniversary of the vesting start date.

A summary of ArcherDX’s stock option activity under the 2015 stock incentive plan and related information is as follows (in thousands, except share and per share data):
		Stock Options Outstanding
	Shares Available for Grant	Shares Subject to Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Average Intrinsic Value
Balance at December 31, 2019	660,520	3,755,773	$2.81	9.3	$6,800
Shares authorized	—	—
Granted	(852,312)	852,312	$4.62
Exercised		(172,198)	$1.99
Canceled	577,779	(577,779)	$3.24
Balance at June 30, 2020	385,987	3,858,108	$3.18	9.1	$5,388
Vested at June 30, 2020		811,379	$1.55	8.5	$2,409
Stock-Based Compensation Expense
The following table presents the effect of employee and non-employee related stock-based compensation expense (in thousands):
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
Cost of precision oncology products revenue	$1	$—	$1	$—
Sales and marketing expense	12	41	24	52
Research and development expense	14	55	29	107
General and administrative expense	43	565	84	880
Total stock-based compensation expense	$70	$661	$138	$1,039
Future stock-based compensation for unvested options as of June 30, 2020 was approximately $7.2 million, which is expected to be recognized over a weighted-average period of 3.1 years.
Valuation of Stock Options
The grant date fair value of stock options was estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions:
	Six Months Ended June 30,
	2019	2020
Expected term (in years)	6-7	6-7
Expected volatility	80%	80%
Risk-free interest rate	1.92%	1.02%
Expected dividend yield	—	—
The determination of the fair value of stock options on the date of grant using a Black-Scholes option-pricing model is affected by the estimated fair value of ArcherDX’s common stock.
The valuation assumptions were determined as follows:
•
Expected Term. The expected term represents the period that the options granted are expected to be outstanding. The expected term of stock options issued to employees and nonemployee consultants is determined based on the mid-point between the vesting date and the end of the contractual term, as ArcherDX concluded that its stock option exercise history does not provide a reasonable basis upon which to estimate expected term.

•
Expected Volatility. Given that ArcherDX’s common stock is privately held, there is no active trading market for ArcherDX’s common stock. ArcherDX derived the expected volatility from the average historical volatilities over a period approximately equal to the expected term of comparable publicly traded companies within its peer group that were deemed to be representative of future stock price trends as ArcherDX has limited trading history for its common stock.

•	Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury rate, with maturities similar to the expected term of the stock options.
•	Expected Dividend Yield. ArcherDX does not anticipate paying any dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero.
12.	Net Loss Per Common Share
Basic net loss per share is calculated by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted-average number of common share equivalents outstanding using the treasury-stock method for stock options and warrants and the as-if-converted method for convertible preferred stock. As a result of ArcherDX’s net losses for the periods presented, all potentially dilutive common share equivalents were considered anti-dilutive and were excluded from the computation of diluted net loss per share.
The following table provides the calculation of basic and diluted earnings per common share (in thousands):
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2020	2019	2020
Numerator:
Net loss	$(7,480)	$(98,467)	$(12,846)	$(117,784)

Denominator:
Denominator for basic EPS - Weighted average shares outstanding	6,376,851	6,548,624	6,376,731	6,510,736
Dilutive securities
Denominator for diluted EPS - Weighted average shares outstanding	6,376,851	6,548,624	6,376,731	6,510,736

Earnings per share:
Basic and diluted EPS	$(1.17)	$(15.04)	$(2.01)	$(18.09)
The table below provides potentially dilutive securities not included in the calculation of the diluted net loss per common share because to do so would be anti-dilutive:
	Six months ended June 30,
	2019	2020
Conversion of outstanding convertible preferred stock	10,971,115	18,393,441
Shares of underlying outstanding equity awards	1,557,775	3,858,108
Exercise and conversion of convertible preferred stock warrants	615,054	682,782
Total	13,143,944	22,934,331
13.	Commitments and Contingencies
Litigation
In the normal course of business, ArcherDX is a party to litigation from time to time. ArcherDX maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on ArcherDX.

On January 27, 2020, Natera filed a lawsuit against ArcherDX in the United States District Court for the District of Delaware, alleging that ArcherDX’s products using AMP chemistry and the manufacture, use, sale, and offer for sale of such products, infringe U.S. Patent No. 10,538,814. On March 25, 2020, ArcherDX filed an answer denying Natera’s allegations and asserting certain affirmative defenses and counterclaims, including that U.S. Patent No. 10,538,814 is invalid and not infringed. On April 15, 2020, Natera filed an answer denying ArcherDX’s counterclaims and filed an amended complaint alleging that ArcherDX’s products using AMP chemistry, including STRATAFIDE, PCM, LiquidPlex, ArcherMET, FusionPlex, and VariantPlex, and the manufacture, use, sale, and offer for sale of such products, infringe U.S. Patent No. 10,538,814, U.S. Patent No. 10,557,172, U.S. Patent No. 10,590,482, and U.S. Patent No. 10,597,708, each of which are held by Natera. Natera seeks, among other things, damages and other monetary relief, costs and attorneys’ fees, and an order enjoining ArcherDX from further infringement of the asserted patents. On May 13, 2020, ArcherDX filed an answer to Natera’s amended complaint denying Natera’s allegations and asserting certain affirmative defenses and counterclaims, including that the asserted patents are invalid and not infringed. On June 3, 2020, Natera filed an answer denying ArcherDX’s counterclaims. On June 4, 2020, ArcherDX filed a motion seeking dismissal of Natera’s infringement claims against STRATAFIDE, PCM, and ArcherMET, and for a judgment that U.S. Patent No. 10,538,814, U.S. Patent No. 10,557,172, and U.S. Patent No. 10,590,482, are invalid. Natera filed an opposition to the motion on July 9, 2020 and ArcherDX filed its reply on July 30, 2020. ArcherDX’s motion remains pending. On August 6, 2020, Natera filed another complaint against ArcherDX in the United States District Court for the District of Delaware alleging that ArcherDX’s products using AMP chemistry, including STRATAFIDE, PCM, LiquidPlex, ArcherMET, and VariantPlex, and the manufacture, use, sale, and offer for sale of such products, infringe U.S. Patent No. 10,731,220. Natera seeks, among other things, damages and other monetary relief, costs and attorneys’ fees, and an order enjoining ArcherDX from further infringement of such patent. ArcherDX’s answer to the new complaint is due on August 27, 2020. The litigations are ongoing and are in their early stages and ArcherDX cannot reasonably predict the outcome or loss, if any, that may result.
Vendor Collaboration Agreement
In September 2019, ArcherDX added a project agreement to an existing 2016 collaboration agreement with a vendor for the development and commercialization of sequencing-based companion diagnostics. Under the new agreement, ArcherDX will develop the companion diagnostic test kits, and the vendor will supply certain instruments, custom software, and regulatory support. The scope of the non-exclusive agreement, which has an eight-year term, includes ArcherDX’s future portfolio of companion diagnostic tests used to facilitate targeted therapy selection and monitoring of Minimal Residual Disease for the management of patients with solid tumor and blood cancers. The planned companion diagnostic tests will enable commercial laboratories, hospitals and health systems to run these assays in their local laboratories worldwide. ArcherDX paid a $2.0 million fee during 2019 following the achievement of a software implementation milestone by the vendor; ArcherDX is amortizing the fee over the term of the agreement. ArcherDX did not pay any fees related to this agreement for the three and six months ended June 30, 2020. ArcherDX will also pay a maximum fee of $4.0 million for each companion diagnostic indication, additional custom software module development, and certain hourly fees.
Royalty Agreements
In exchange for the use of certain patent rights, ArcherDX agreed to pay a royalty in the single digits as a percentage of sales (as defined in the patent rights agreement). Under the agreement, the minimum net sales for the years ended December 31, 2018 and 2019 are $14.0 million and $20.6 million, respectively. Failure to meet the yearly minimum may be treated as a default and may result in termination of the agreement. In addition to the royalty on sales ArcherDX has set fixed royalty payments totaling $4.0M over the next 5 years. ArcherDX was in compliance with the terms of the royalty agreement at December 31, 2019 and June 30, 2020.
ArcherDX also signed a non-transferable, non-exclusive license with a software provider. In exchange for the license, ArcherDX agreed to pay a fixed annual license fee of $10,000 and a low-to mid-single digit royalty on sales (as defined in the license agreement). If ArcherDX fails to perform under the agreement, the software provider may give written notice of default and allow ArcherDX 30 days to remediate the default, or the contract can be terminated. ArcherDX was in compliance with the terms of the royalty agreement as of December 31, 2019 and June 30, 2020.

14.	Subsequent Events
For purposes of the financial statements as of June 30, 2020 and the three and six month periods then ended, ArcherDX evaluated subsequent events for recognition and measurement purposes through August 25, 2020, the date the financial statements were issued. Except as described elsewhere in these financial statements, ArcherDX has concluded that no events or transactions have occurred that require disclosure.
On August 10, 2020, ArcherDX entered into a second amendment to the Credit Agreement with Perceptive, increasing the maximum aggregate outstanding principal amount under the Credit Agreement by $40.0 million for a total credit facility of $85.0 million. As of August 10, 2020, ArcherDX has drawn an aggregate of $65.0 million under the Credit Agreement.

Annex A
AGREEMENT AND PLAN OF MERGER AND PLAN OF REORGANIZATION

among

INVITAE CORPORATION,

APOLLO MERGER SUB A INC.,

APOLLO MERGER SUB B LLC,

ARCHERDX, INC.

and

KYLE LEFKOFF,

solely in his capacity as HOLDERS’ REPRESENTATIVE

June 21, 2020
A-1

A-ii

A-iii

LIST OF EXHIBITS AND SCHEDULES
Exhibits
Exhibit A	- Irrevocable Written Consent of Stockholders
Exhibit B-1	- Mergers and Acquisitions Insurance Binder
Exhibit B-2	- Confirmation of Coverage
Exhibit C	- Milestones
Exhibit D	- Certificate of Reverse Merger
Exhibit E	- Certificate of Forward Merger
Exhibit F	- Third Party Consents and Notices

Schedules
Schedule 1	- Holders Executing Irrevocable Written Consent of Stockholders
A-iv

AGREEMENT AND PLAN OF MERGER AND PLAN OF REORGANIZATION
THIS AGREEMENT AND PLAN OF MERGER AND PLAN OF REORGANIZATION (this “Agreement”) is entered into and dated as of June 21, 2020 (the “Agreement Date”) by and among: (i) Invitae Corporation, a Delaware corporation (“Parent”); (ii) Apollo Merger Sub A Inc., a Delaware corporation and a wholly owned, direct subsidiary of Parent (“Merger Sub A”); (iii) Apollo Merger Sub B LLC, a Delaware limited liability company and a wholly owned, direct subsidiary of Parent (“Merger Sub B” and with Merger Sub A, each a “Merger Sub” and together, the “Merger Subs”); (iv) ArcherDX, Inc., a Delaware corporation (the “Company”); and (v) Kyle Lefkoff, solely in his capacity as the representative, agent and attorney-in-fact of the Holders (the “Holders’ Representative”), but solely with respect to the provisions expressly applicable to the Holders’ Representative as set forth herein. Each of Parent, Merger Sub A, Merger Sub B, the Company and the Holders’ Representative may be individually referred to herein as a “Party” and collectively referred to herein as the “Parties.” Capitalized terms used herein have the meanings ascribed thereto in ARTICLE I or elsewhere in this Agreement as identified in ARTICLE I.
RECITALS
WHEREAS, the Company, Parent and Merger Sub A intend to effect a merger of Merger Sub A with and into the Company (the “Reverse Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), whereupon consummation of the Reverse Merger, Merger Sub A shall cease to exist and the Company shall become a wholly-owned Subsidiary of Parent;
WHEREAS, as part of the same overall transaction, promptly following the Reverse Merger, the Company, Parent and Merger Sub B intend to effect a merger of the Company with and into Merger Sub B (the “Forward Merger” and, together with the Reverse Merger, the “Mergers”) in accordance with this Agreement and the Delaware Limited Liability Company Act (the “DLLCA”), whereupon consummation of the Forward Merger, the Company shall cease to exist and Merger Sub B shall survive the Forward Merger as a continuing wholly-owned Subsidiary of Parent;
WHEREAS, the respective boards of directors of Parent, the Company and Merger Sub A, and the sole member of Merger Sub B have each approved, adopted and declared advisable this Agreement and the Transactions, in accordance with the DGCL, the DLLCA and upon the terms and subject to the conditions set forth herein;
WHEREAS, no less than one (1) hour after the execution and delivery of this Agreement the Company shall deliver to Parent an irrevocable Written Consent of Stockholders in the form attached as Exhibit A hereto (the “Written Consent”), executed by all of the Persons listed on Schedule 1 hereto (the “Consenting Stockholders”), pursuant to which such Persons, among other things and representing the Requisite Stockholder Approval, approve this Agreement, the Mergers and the other Transactions; and
WHEREAS, for U.S. federal income Tax purposes, it is intended that the Mergers contemplated herein shall be considered together as a single integrated transaction for U.S. federal income Tax purposes and that the Mergers shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, in accordance with IRS Revenue Ruling 2001-46, 2001-2 C.B. 321.
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements and covenants set forth below, and intending to be legally bound hereby, the Parties hereby agree as follows:
ARTICLE I

CERTAIN DEFINITIONS; CONSTRUCTION
1.1 Certain Definitions. The following terms shall have the following meanings in this Agreement:
“Accounting Methodology” means the accounting methods, practices and procedures used to prepare the Financial Statements.
“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement containing provisions that are no less favorable in the aggregate to the Company than those contained in the Existing NDA, with any changes thereto as may be reasonably necessary to give effect to the identity of the party; provided, that, an Acceptable Confidentiality Agreement may include provisions that are less favorable in the aggregate to the Company than those contained in the Existing NDA so long as the Company offers to amend the Existing NDA concurrently with execution of such Acceptable Confidentiality Agreement to include substantially similar provisions for the benefit of the Parties.
“Action” means any claim, controversy, suit, action or cause of action, litigation, arbitration, known investigation, opposition, interference, audit, hearing, demand, assessment, complaint, citation, proceeding, order or other legal proceeding (whether sounding in contract or tort or otherwise, whether civil, criminal, administrative or otherwise and whether brought at law or in equity or under arbitration or administrative regulation).
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. For the avoidance of doubt, from and after the Closing Date, no member of the Company Group shall be deemed to be an Affiliate of the Holders.
“Anti-Kickback Statute” means the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b), and all regulations promulgated thereunder.
“Baby Genes Merger Agreement” means that certain Agreement and Plan of Merger, dated October 2, 2018, and amended March 4, 2020, by and among the Company, ArcherDX Sub, Inc. and Baby Genes, Inc.
“Banker Milestone Fee Cash Equivalent” means the product of (i) the Milestone Shares for such Milestone (as adjusted pursuant to any exercise of the Offset Right) multiplied by (ii) the Parent Trading Price (but calculated, for this purpose, for the twenty (20 trading day period ending five (5) Business Days preceding the applicable Milestone Date rather than the Closing Date) multiplied by (iii) 0.85%.
“Banker Milestone Fee Share Equivalent” means the product of (i) the Milestone Shares for such Milestone (as adjusted pursuant to any exercise of the Offset Right) multiplied by (ii) 0.85%.
“Base Upfront Cash Consideration” means Three Hundred Twenty-Five Million Dollars ($325,000,000).
“Binder Agreement” means, collectively, (i) the Mergers and Acquisitions Insurance Binder, dated as of the Agreement Date, between Indian Harbor Insurance Company and Parent, substantially in the form attached to this Agreement as Exhibit B-1, and (ii) the Confirmation of Coverage, dated as of the Agreement Date, issued by Ambridge Partners LLC to Parent, substantially in the form attached to this Agreement as Exhibit B-2.
“Breakage Costs” means any termination fees, prepayment premiums, penalties, make-whole payments, breakage costs or other similar fees, costs or expenses incurred in connection with the prepayment, repayment, redemption, payoff, amendment, modification or supplement of any Company Debt, including pursuant to the Perceptive Credit Agreement.
“Business” means the business of the Company Group set forth in the Company Form S-1.
“Business Day” means any day other than a Saturday, Sunday or any other day on which banking institutions in San Francisco, California are authorized or required by Law or order to remain closed.
“Cause” means (i) the willful and deliberate failure by a Person to perform such Person’s duties and responsibilities which is not remedied within ten (10) days after receipt of written notice from the Chief Executive Officer or General Counsel of the Surviving Company, Parent or any Subsidiary of Parent, as applicable, specifying such failure, (ii) willful misconduct by such Person that could be injurious to the business or reputation of the Surviving Company, Parent or any Subsidiary of Parent, as applicable, including fraud, embezzlement or misappropriation of funds or a willful violation of confidential information obligations, or (iii) such Person’s conviction of, or plea of guilty or nolo contendere by such Person to, any felony or gross misdemeanor punishable by imprisonment in the jurisdiction involved.
“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, Public Law No: 116-136.

“CERCLA” is defined within the definition of “Environmental Laws” below.
“Charter Documents” means, with respect to any entity, the certificate of incorporation and bylaws or similar organizational documents of such entity.
“Closing Cash” means the fair market value of all cash and cash equivalents held by the Company Group as of the Closing (before taking into account the consummation of the Transactions), determined in accordance with the Accounting Methodology (including, for the avoidance of doubt, inbound wire transfers of deposits in transit), excluding, to the extent applicable, (i) outstanding (uncleared) checks, drafts and outbound wire transfers or deposits in transit, (ii) restricted balances, (iii) amounts held in escrow and (iv) the proceeds of any casualty loss with respect to any asset held or owned by the Company Group (to the extent that any such asset has not been repaired or replaced or the liability for the repair or replacement of such asset has not been paid or accrued as a current liability).
“Closing Net Working Capital” means, as of the Closing, an amount equal to (i) the sum of (A) the current assets of the Company Group, other than cash and cash equivalents, plus (B) Closing Cash, reduced by (ii) the current liabilities of the Company Group (excluding Company Debt and Company Transaction Expenses), in each case as determined in accordance with the Accounting Methodology; provided, however, any Taxes included in Closing Net Working Capital shall be calculated as of the close of business on the Closing Date and in accordance with Section 5.9(b) and the definition of Pre-Closing Taxes.
“Closing Payroll Taxes” means the employer-portion of any payroll or employment Taxes incurred or accrued with respect to any bonuses, Company Option exercises, payments in respect of Company Options or other compensatory payments made in connection with the Transactions to the extent such payments are made at or substantially contemporaneously with, the Closing.
“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
“Collection and Use” (and its variants) means, to the extent applicable, the collection, use, storage, receipt, purchase, sale, maintenance, transmission, transfer, disclosure, processing and/or use of Personal Data.
“Company Capital Stock” means, collectively, shares of the Company Common Stock and Company Preferred Stock.
“Company Common Stock” means shares of the Company’s common stock, par value $0.01 per share.
“Company Debt” means, as at any time with respect to the Company Group, without duplication, all Liabilities with respect to principal, accrued and unpaid interest, penalties, premiums and any other fees, expenses and breakage costs on and other payment obligations arising under any (i) indebtedness for borrowed money (including amounts outstanding under overdraft facilities), (ii) indebtedness issued in exchange for or in substitution for borrowed money, (iii) obligations for the deferred purchase price of property, goods or services other than trade payables arising in the Ordinary Course of Business (but including any deferred purchase price Liabilities, earnouts, contingency payments, seller notes, promissory notes or similar Liabilities, in each case, related to past acquisitions by any member of the Company Group and for the avoidance of doubt, whether or not contingent), (iv) obligations evidenced by any note, bond, debenture, guarantee or other debt security or similar instrument or Contract, (v) liabilities under capitalized leases, (vi) obligations, contingent or otherwise, in respect of amounts drawn under letters of credit and banker’s acceptance or similar credit transactions, (vii) obligations under Contracts relating to interest rate protection or other hedging arrangements, to the extent payable if such Contract is terminated at Closing, and (viii) guarantees of the types of obligations described in sub clauses (i) though (vii) above. Without limiting the foregoing, Company Debt also includes all Breakage Costs. For the avoidance of doubt, no Taxes shall be included in Company Debt.
“Company Form S-1” means the Company’s Registration Statement on Form S-1, filed with the SEC on June 5, 2020 (Registration No. 333-238993).
“Company Intellectual Property Rights” means all Intellectual Property Rights owned by the Company Group or used by the Company Group in connection with the Business, including all Intellectual Property Rights in and to Company Technology.
“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company Group.

“Company Option” means an option to acquire shares of the Company’s Common Stock issued pursuant to the Company Option Plan.
“Company Option Plan” means the ArcherDX, Inc. 2015 Equity Incentive Plan, as amended.
“Company Optionholder” means a holder of a Company Option.
“Company Plans” means (i) “employee benefit plans” (as defined in Section 3(3) of ERISA, as amended), (ii) individual employment, consulting, change in control, severance or other agreements or arrangements and (iii) other benefit plans, policies, agreements or arrangements, including bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, profit sharing, change in control, severance, pension, retirement, welfare, sick leave, vacation, loans, salary continuation, health, dental, disability, flexible spending account, service award, fringe benefit, life insurance and educational assistance plans, policies, agreements or arrangements, whether written or oral, under which any Employee, Consultant or director of the Company Group participates and which is maintained, contributed to or participated in by any member of the Company Group, or with respect to which any member of the Company Group has or may have any obligation or liability, contingent or otherwise.
“Company Platform” means the Company’s product development platform as described in the Company Form S-1.
“Company Preferred Stock” means, collectively, shares of the Company’s Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), the Company’s Series B Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”) and the Company’s Series C Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”).
“Company Stockholder” means a holder of Company Capital Stock as of the Agreement Date.
“Company Technology” means any and all Technology that is owned by any member of the Company Group or used in connection with the Business, including Proprietary Software.
“Company Transaction Expenses” means an amount equal to (i) the aggregate fees and expenses incurred at or prior to the Effective Time payable or reimbursable by any member of the Company Group to third parties in connection with the negotiation, entering into and consummation of this Agreement and the Transactions, including the fees and expenses of investment bankers, finders, consultants, attorneys, accountants and other advisors engaged by any member of the Company Group in connection with the Transactions (excluding, for the avoidance of doubt, the Banker Milestone Fee Cash Equivalent), plus (ii) (A) any bonus, severance or other payment that is created, accelerated, accrues or becomes payable by any member of the Company Group to any present or former director, stockholder, Employee or Consultant, including pursuant to an employment agreement, Company Plan or any other Contract, and (B) without duplication of any other amounts included within this definition, any other payment, expense, fee or Tax that accrues or becomes payable by any member of the Company Group to any Governmental Authority or other Person under any Law or Contract, including in connection with the making of any filings (excluding the Regulatory Filing Fees), the giving of any notices or the obtaining of any consents, authorizations or approvals, in each case of (A) and (B), as a result of the consummation of the Transactions (including the Mergers) or in connection with the execution and delivery of the Agreement or any other Transaction Agreement, plus (iii) all Closing Payroll Taxes, plus (iv) fifty percent (50%) of all fees and costs (including any premiums, brokerage fees and commissions, premium or surplus lines taxes, and underwriting or due diligence fees) associated with the R&W Insurance Policy in an amount not to exceed $1,150,000, plus (v) fifty percent (50%) of the fees and costs (including any premiums, brokerage fees and commissions, premium or surplus lines taxes, and underwriting or due diligence fees) associated with the D&O Tail Insurance, in each case (i) through (v) above, to the extent such amount is unpaid as of the Effective Time. For the avoidance of doubt, (x) the Banker Milestone Fee Cash Equivalent and Banker Milestone Fee Share Equivalent are one and the same and shall be paid only once in each case and (y) the Banker Milestone Fee Cash Equivalent would otherwise be included as a Company Transaction Expense except that it will, as applicable, be deducted from payouts of Milestone Shares as set forth herein and is thus not intended to be a deduction against the Upfront Cash Consideration.
“Company Warrant” means a warrant to acquire shares of the Company’s Capital Stock.
“Company Warrantholder” means a holder of a Company Warrant.

“Contract” means any contract, loan or credit agreement, debenture, note, guaranty, bond, mortgage, indenture, deed of trust, license, lease or other agreement, arrangement or instrument (in each case, as applicable, whether written or oral) that is legally binding, as well as any term sheet, course of dealing or other arrangement pursuant to which any duty, obligation or Liability may exist.
“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.
“COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.
“Disclosure Schedule” means a document delivered by the Company to Parent referring to the representations and warranties in ARTICLE III.
“Dissenting Shares” means shares of Company Capital Stock held by a Holder who has properly demanded and not effectively withdrawn or lost such Holder’s appraisal, dissenters’ or similar rights for such shares under the DGCL.
“DOL” means the United States Department of Labor.
“DR Plans” means the Company Group’s disaster recovery and business continuity plans.
“Employee Option” means any Company Option granted to the holder in the holder’s capacity as, or had vesting tied to the holder’s performance of services as, an employee of any member of the Company Group for applicable employment Tax purposes.
“Environmental Laws” means all Laws relating in any way to the environment, preservation or reclamation of natural resources, the presence, management or Release of, or exposure to, Hazardous Materials, or to human health and safety, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.) (“CERCLA”), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.) and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), each of their state and local counterparts or equivalents, each of their foreign and international equivalents and any transfer of ownership notification or approval statute, as each has been amended and the regulations promulgated pursuant thereto.
“Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, remedial actions, losses, damages, punitive damages, consequential damages, treble damages, liens, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any Action, claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or administrative regulation, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, environmental Permit, order or agreement with any Governmental Authority or other Person, which relates to any environmental, health or safety condition, violation of Environmental Law or Release or threatened Release of Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, all as from time to time in effect, and any successor Laws thereto.
“European Economic Area” means the member countries of the European Union, Norway, Iceland and Lichtenstein.
“Expense Fund Amount” means $1,000,000.
“False Claims Act” means the Federal False Claims Act, 31 U.S.C. § 3729 et seq., and all regulations promulgated thereunder.

“Families First Act” shall mean the Families First Coronavirus Response Act, Public Law No: 116-127.
“Final Upfront Cash Consideration” means the sum of (i) the Base Upfront Cash Consideration, minus (ii) the Company Debt, minus (iii) the Company Transaction Expenses, minus (iv) the amount, if any, by which the Net Working Capital Threshold exceeds the Closing Net Working Capital plus (v) the amount, if any, by which the Closing Net Working Capital exceeds the Net Working Capital Threshold plus (vi) the aggregate amount of the exercise price of all Company Options and Company Warrants (except for any Company Warrant that will be exercised on a “net exercise” or similar basis in accordance with its terms).
“Form S-4 Registration Statement” means the registration statement on Form S-4 to be filed with the SEC (including any pre-effective or post-effective amendments or supplements thereto) registering the public offering and sale of shares of Parent Common Stock to be issued in connection with the Transactions.
“Fully Diluted Shares of Company Stock” means the sum, without duplication, of (a) the aggregate number of shares of Company Capital Stock that are issued and outstanding immediately prior to the Closing, plus (b) the aggregate number of shares of Company Capital Stock issuable upon exercise of all Company Options that are issued and outstanding immediately prior to the Closing (assuming, for this purpose, acceleration of all vesting periods applicable to the Company Options), plus (c) the aggregate number of shares of Company Capital Stock issuable upon exercise of all Company Warrants that are issued and outstanding immediately prior to the Closing (assuming, for this purpose, acceleration of all vesting periods applicable to the Company Warrants), plus (d) the aggregate number of shares of Series A Preferred Stock that are issuable as contingent consideration pursuant to the Baby Genes Merger Agreement, plus (e) the aggregate number of any other shares of Company Capital Stock that are issuable pursuant to any option, warrant, convertible security or other right.
“GAAP” means the generally accepted accounting principles in the United States.
“Good Reason” means, with respect to any employee, the occurrence of any of the following, in each case without such Person’s written consent, (i) a material reduction in such Person’s base salary other than a general reduction in base salary that affects similarly situated employees without such Person’s written consent, or (ii) a relocation of such Person’s principal place of employment by more than 50 miles without such Person’s written consent; provided, that, for the avoidance of doubt, this definition shall not include those changes to employment reflected in employment agreements and related materials executed by such Person as part of the Transactions.
“Governmental Authority” means any (i) nation, region, state, county, city, town, village, district or other jurisdiction, (ii) federal, state, local, municipal, foreign or other government, (iii) department, agency or instrumentality of a foreign or other government, including any state-owned or state-controlled instrumentality of a foreign or other government, (iv) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department or other entity and any court or other tribunal), (v) international or multinational organization formed by states or governments, (vi) organization that is designated by executive order pursuant to Section 1 of the United States International Organizations Immunities Act (22 U.S.C. 288 of 1945), as amended and the rules and regulations promulgated thereunder or (vii) other body entitled to exercise any administrative, executive, judicial, legislative, police or regulatory authority.
“Hazardous Materials” means any material, substance or waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous”, “toxic”, a “pollutant”, a “contaminant”, “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, chlorofluorocarbons and all other ozone-depleting substances.
“Health Care Laws” means any applicable Laws relating to health care regulatory and reimbursement matters, including, to the extent applicable, (i) the Federal Ethics in Patient Referrals Act, 42 U.S.C. § 1395nn, and all regulations promulgated thereunder, (ii) the Anti-Kickback Statute, (iii) the False Claims Act, (iv) the Occupational Safety and Health Act, and all regulations, agency guidance or similar legal requirements promulgated thereunder, (v) the Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 321 et seq., and all regulations, agency guidance or similar legal requirements promulgated thereunder, (vi) the Clinical Laboratory Improvement Amendments, 42 U.S.C. § 263a, and all regulations, agency guidance or similar legal requirements promulgated thereunder, (vii) the Medicare Act, 42 U.S.C. § 1395 et seq., and all regulations, agency guidance, or similar legal requirements promulgated thereunder, (viii) state self-referral, anti-kickback, fee-splitting and patient brokering Laws, and (ix) state Laws governing the licensure and operation of clinical laboratories and billing for clinical laboratory services, but excluding Information Privacy and Security Laws, including those related to genetic testing and the privacy of genetic testing results.
“HIPAA” means, collectively, the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), implementing regulations promulgated thereunder and related guidance issued from time to time.
“Holders” means, collectively, the Company Stockholders, the Company Optionholders and the Company Warrantholders.
“Holders’ Representative Losses” means any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses of any nature (including the reasonable fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) arising out of or in connection with the Holders’ Representative’s execution and performance of this Agreement and any agreements ancillary hereto.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Information Privacy and Security Laws” means all applicable Laws concerning the privacy and/or security of Personal Data (including any applicable Laws of jurisdictions where the Personal Data was collected), and all applicable regulations promulgated thereunder, including, where applicable, state data privacy and breach notification Laws, state social security number protection Laws, any applicable Laws concerning requirements for website and mobile application privacy policies and practices, data or web scraping, call or electronic monitoring or recording or any outbound communications (including, outbound calling and text messaging, telemarketing, and e-mail marketing), the European Union Directive 95/46/EC, the European Union General Data Protection Regulation (GDPR), the Federal Trade Commission Act, the Fair and Accurate Credit Transaction Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Children’s Online Privacy Protection Act, and state consumer protection Laws.
“Information System” means software, hardware, computer and telecommunications equipment and other information technology and related services.
“Intellectual Property Rights” means the entire right, title and interest in and to all proprietary rights of every kind and nature however denominated, throughout the world, including: (i) patents, industrial designs, copyrights, mask work rights, trade secrets, database rights and all other proprietary rights in Technology; (ii) trademarks, trade names, service marks, service names, brands, trade dress, logos and other indicia of origin and the goodwill and activities associated therewith; (iii) domain names, rights of privacy and publicity and moral rights; (iv) any and all registrations, applications, recordings, licenses, common-law rights and contractual rights relating to any of the foregoing; and (v) all Actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom and all rights to obtain renewals, continuations, divisions, or other extensions of legal protections pertaining thereto.
“Intentional Fraud” means common law fraud as defined under Delaware law with respect to the representations and warranties set forth in this Agreement.
“IPO Process” means the preparation of the Company Form S-1 and the proposed initial public offering of the Company.
“IRS” means the United States Internal Revenue Service.
“Knowledge” means (i) with respect to any individual, the actual knowledge of such individual, and (ii) with respect to any entity, the actual knowledge of the executive officers of such entity; provided, however, the terms “Knowledge of the Company” or “to the Company’s Knowledge” each mean the actual knowledge of any Person identified as an executive officer of the Company in the Company Form S-1, after reasonable inquiry of employees who are direct reports to such individual who would reasonably be expected to have actual knowledge of such fact or other matter.

“Law” means any United States federal, state or local or any foreign law, statute, standard, ordinance, code, rule or regulation, resolution or promulgation, agency guidance or similar legal requirement or any Order or any Permit granted under any of the foregoing or any similar provision having the force or effect of law and includes, to the extent applicable, Health Care Laws and Information Privacy and Security Laws.
“Leased Real Property” means any parcel of real property or portions thereof leased by any member of the Company Group.
“Liability” means, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or not asserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether directly incurred or consequential, whether due or to become due and whether or not required under GAAP to be accrued on the financial statements of such Person.
“Lien” means any charge, encumbrance, claim, community or other marital property interest, equitable ownership interest, collateral assignment, lien (statutory or otherwise), license, option, pledge, security interest, mortgage, deed of trust, attachment, right of way, easement, restriction, encroachment, servitude, right of first offer or first refusal, buy/sell agreement and any other restriction or covenant with respect to, or condition governing the use, construction, voting (in the case of any equity interest), transfer, receipt of income or exercise of any other attribute of ownership of any kind or nature whatsoever affecting or attached to any asset.
“Lock-Up Restriction” means a lock-up arrangement, to be implemented through instructions by Parent to its transfer agent, legends and any other procedures deemed reasonably appropriate by Parent, which prevents the sale, transfer or other disposition of any shares of Parent Common Stock issued pursuant to the Reverse Merger, or any interest therein, for a period of ninety (90) days following the Closing Date.
“Loss” means, with respect to any Person, any cost (including reasonable legal, accounting and other professional fees and expenses incurred, as well as any other reasonable amounts paid or payable in any investigation, collection, prosecution, determination, defense, judgment or settlement, whether in connection with any Third Party Claim or otherwise), damage (including incidental and consequential damages that are reasonably foreseeable), Liability, loss, injury, Tax or other expense that is incurred or suffered, and in connection with any exercise of the Offset Right in connection with the Natera Litigation where not specifically known, reasonably expected to be incurred or suffered, by such Person; provided, that “Losses” shall not include punitive damages unless such punitive damages are payable in connection with a Third Party Claim.
“Material Adverse Effect” means with respect to the Company (considered, for this purpose, collectively with the Company Group) or Parent (considered, for this purpose, collectively with Parent’s Subsidiaries), as applicable, any fact, condition, event, occurrence, change, circumstance or effect that, individually or in the aggregate with all other facts, conditions, changes, circumstances and effects with respect to which such defined term is used in this Agreement, has, or would reasonably be expected to (i) have a material adverse effect on the business, assets, operations, results of operations or financial condition of such Party, or (ii) materially and adversely impair such Party’s ability to perform its obligations under this Agreement without material delay, or to consummate the Transactions; provided, however, that any determination of whether there has been a Material Adverse Effect shall not include any adverse effect, change, event, occurrence or state of facts (whether short term or long term): (A) that generally affects the industry in the same geography in which the Company or Parent, as applicable, operates; (B) that results from general economic or political conditions in any country where such Party’s business is conducted; (C) arising out of or attributable to any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (D) arising out of or attributable to any acts of war (whether or not declared), armed hostilities, terrorism, sabotage, curfews, riots, demonstrations or public disorders or any escalation or worsening of acts of war, armed hostilities, terrorism, riots, demonstrations or public disorders; or the escalation or worsening thereof; (E) consisting of any changes in applicable Laws, regulations, rules, orders, or other binding directives issued by any Governmental Authority, or accounting rules (including GAAP), or the enforcement, implementation or interpretation thereof; (F) consisting of any natural or man-made disaster or acts of God (including earthquakes, floods, hurricanes, tornados, volcanic eruption, epidemics, pandemics or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof following the date of this Agreement); (G) the announcement, pendency of or performance of the Transactions, including by reason of the identity of the Parties and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, employees or regulators; (H) the taking of any action expressly required by the terms of this Agreement or taken at the written request of, or with the prior written consent of, the other Party; (I) consisting of any failure by such Party to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); or (J) arising out of or resulting from the Natera Litigation; except, in each of clauses (A) through (F), such effect, change, event, occurrence or state of facts shall be taken into account in the determination of whether a Material Adverse Effect has occurred solely to the extent (and only to the extent) that such effect, change, event, occurrence or state of facts materially and disproportionately affected the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be, relative to other participants in the industries or in the same geographies in which the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be, operate.
“Milestones” means those milestones set forth on Exhibit C hereto (the “Milestone Schedule”).
“Milestone Shares” means, with respect to each of the Milestones, the number of shares of Parent Common Stock set forth on the Milestone Schedule, as applicable, appropriately adjusted in each case to reflect any Stock Event with respect to shares of Parent Common Stock occurring after the Agreement Date.
“Natera Litigation” means any of (i) the Natera Suit or (ii) any Action filed by Natera, Inc. or any of its affiliates, or any direct or indirect successor or assignee of Natera, Inc. or any of its affiliates, against any member of the Company Group, the Surviving Company or Parent, for infringement of any patent asserted in the Natera Suit or infringement of any issued claim of any continuation, divisional, or continuation-in-part application or foreign equivalent thereof or any other application having a common claim for priority with any of the foregoing, that is directed to the subject matter claimed in any patent asserted in the Natera Suit. For clarity, Natera Litigation shall be a Third Party Claim.
“Natera Suit” means the lawsuit filed by Natera, Inc. against the Company pursuant to the complaint filed in the United States District Court for the District of Delaware having the Case No. 1:20-cv-00125, together with (a) any Action consolidated therewith or (b) any related case (within the definitions in Rule 3.1(b) of the Local Rules of Civil Practice and Procedure of the U.S. District Court for the District of Delaware), in each case for infringement of any patent claim directed to the subject matter claimed in any patent in Case No. 1:20-cv-00125.
“Net Working Capital Threshold” means $0.
“Non-Employee Option” means any Company Option that is not an Employee Option.
“Nonqualified Deferred Compensation Plan” has the meaning given such term in Section 409A(d)(1) of the Code.
“Order” means any order, injunction (whether temporary, preliminary or permanent), judgment, decree, assessment, award or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority.
“Ordinary Course of Business” means, for any Person, the ordinary course of such Person’s business consistent with the past practice of such Person and its Subsidiaries.
“Parent Common Stock” means shares of Parent’s common stock, par value $0.0001 per share, or any other shares of capital stock into which such common stock may be reclassified, converted or exchanged.
“Parent Group” means Parent and its Subsidiaries and Affiliates.
“Parent Indemnified Person” means each of the Company and ACS, Parent, Merger Sub A, Merger Sub B (a/k/a the Surviving Company) and their respective Affiliates and each of the respective directors, officers, employees, agents, successors and assigns of each of the foregoing Persons.
“Parent Intervening Event” shall mean a material event or circumstance with respect to Parent or its Subsidiaries that was neither known nor reasonably foreseeable by the Parent Board as of the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by the Parent Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Parent Board prior to obtaining the Parent Shareholder Approval; provided, however, that in no event shall any of the following constitute a Parent Intervening Event or be taken into account in determining whether a Parent Intervening Event has occurred: (i) the receipt, existence or terms of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to, a Parent Takeover Proposal or any matter relating thereto, (ii) any change in the market price, or change in trading volume, of the capital stock of Parent or (iii) the fact that Parent or any of its Subsidiaries exceeds or fails to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to Parent or any of its Subsidiaries.
“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.
“Parent Takeover Proposal” means a proposal or offer from any Person providing for or contemplating a transaction or a series of related transactions providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving Parent or any of its Subsidiaries, pursuant to which any such Person (or the stockholders of such Person) or group would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of the Parent, (ii) sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of Parent (including the equity interests of any of its Subsidiaries) or any Subsidiary of Parent representing twenty percent (20%) or more of the consolidated assets or revenues of Parent and its Subsidiaries, taken as a whole, as of or for the fiscal year ending, as appropriate, December 31, 2019, or to which twenty percent (20%) or more of Parent’s revenues or assets on a consolidated basis are attributable, taken as a whole, as of or for the fiscal year ending, as appropriate, December 31, 2019, (iii) issuance or sale or other disposition of Parent capital stock representing twenty percent (20%) or more of the voting power of Parent, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person (or the stockholders of such Person) or group will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of Parent capital stock representing twenty percent (20%) or more of the voting power of Parent or (v) any combination of the foregoing.
“Parent Trading Price” means the average closing price for shares of Parent Common Stock on the New York Stock Exchange (or any other exchange which is then the primary exchange upon which shares of Parent Common Stock are traded) for the twenty (20) trading day period ending five (5) Business Days preceding the Closing Date.
“Perceptive Credit Agreement” means that certain Credit Agreement and Guaranty, dated May 10, 2019, by and among the Company, ArcherDX Clinical Services, Inc., and Perceptive Credit Holdings II, LP (“Perceptive”), as amended by Amendment No.1 to Credit Agreement and Guaranty, dated April 27, 2020, by and among the Company and Perceptive.
“Per Share Milestone Consideration” means, with respect to each Milestone, the quotient of (i) the difference of (A) the Milestone Shares for such Milestone (as adjusted pursuant to any exercise of the Offset Right) minus (B) the Banker Milestone Fee Share Equivalent divided by (ii)(A) the Fully Diluted Shares of Company Stock minus (B) the shares of Company Common Stock that were subject to outstanding Company Options at the Effective Time to the extent such Company Options (or the holders thereof) will not participate in the distribution of such Milestone Shares due to Terminated Service Provider status (including as provided in Section 2.7(a)(iii)).
“Per Share Upfront Cash Consideration” means the quotient of (i) the sum of (x) Upfront Cash Consideration, minus (y) the Expense Fund Amount, divided by (ii) the Fully Diluted Shares of Company Stock.
“Per Share Upfront Stock Consideration” means the quotient of (i) Thirty Million (30,000,000) shares of Parent Common Stock, appropriately adjusted to reflect any Stock Event with respect to shares of Parent Common Stock occurring after the Agreement Date, divided by (ii) the Fully Diluted Shares of Company Stock.
“Permit” means any permit, license, franchise, clearance, order, easement, variance, exemption, certificate, consent, accreditation, approval, registration, notification or authorization from any Governmental Authority, or required by any Governmental Authority to be obtained, maintained or filed.
“Permitted Liens” means: (i) statutory liens with respect to the payment of Taxes, in all cases which are not yet delinquent or that are being contested in good faith by appropriate actions and for which appropriate reserves with respect thereto have been established on the books and records of the Company Group; (ii) statutory liens of landlords, suppliers, mechanics, carriers, materialmen, warehousemen, service providers or workmen and other similar Liens imposed by Law created in the Ordinary Course of Business the existence of which could not constitute a default or breach under any of the Company Group’s Contracts for amounts that are not yet delinquent and are not, individually or in the aggregate significant; (iii) building, zoning, entitlement and other land use regulations imposed by any Governmental Authority with jurisdiction over the Leased Real Property which are not violated by the current use or occupancy of such Leased Real Property; (iv) easements, conditions, covenants and restrictions that are of record with respect to the Leased Real Property which are not violated by the current use or occupancy of such Leased Real Property or the operation of the Business or that do not and shall not adversely affect the value, or impair the use or current occupancy of the Leased Real Property; and (v) leases or subleases and licenses or sublicenses granted to others in the Ordinary Course of Business.
“Person” means any natural person, corporation, limited liability company, partnership, association, trust or other entity, including a Governmental Authority.
“Personal Data” means, as applicable, information that constitutes “personal data”, “personal information”, or other similar term as defined by any applicable Information Privacy and Security Laws. Personal Data may include (v) personal identifiers such as name, address, Social Security Number, date of birth, driver’s license number or state identification number, Taxpayer Identification Number and passport number, (w) financial information, including credit or debit card numbers, account numbers, access codes, consumer report information and insurance policy number, (x) demographic information, (y) unique biometric data, such as fingerprint, retina or iris image, voice print or other unique physical representation and (z) individual medical or health information (including information of patients, customers, employees, workers, contractors, and third parties who have provided information to any member of the Company Group, and including information relating to services provided by or to third parties).
“Personal Data Obligations” means the Company Group’s applicable privacy policies (or applicable terms of use) as published on any Company Group websites or mobile applications or any other applicable privacy policies (or applicable terms of use), Contracts, documents or promises or representations published by the Company Group and agreed to with employees, consumers or customers, or other Persons, and any applicable Laws regarding the Collection and Use of Personal Data by a member of the Company Group, including to the extent applicable, Laws regarding the use of Personal Data for marketing communications such as the CAN SPAM Act of 2003.
“Post-Closing Payroll Taxes” means the employer portion of any payroll or employment Taxes incurred or accrued with respect to any bonuses, Company Option exercises, payments in respect of Company Options or other compensatory payments made in connection with the Transactions that are not Closing Payroll Taxes. For the avoidance of doubt, Post-Closing Payroll Taxes will: (i) not be included within the definitions of Company Debt, Company Transaction Expenses, Closing Net Working Capital or Pre-Closing Taxes; (ii) not be included within the Taxes for which the Holders must provide indemnification pursuant to this Agreement; (iii) not reduce the amount of consideration payable to the Holders pursuant to this Agreement; and (iv) be borne solely by Parent or its Affiliates.
“Pre-Closing Tax Period” means (i) any taxable period ending on or before the Closing Date and (ii) with respect to a Straddle Period, any portion thereof ending on and including the Closing Date.
“Pre-Closing Taxes” means all Taxes of, or imposed on, any member of the Company Group with respect to any Pre-Closing Tax Period; provided, that, the term Pre-Closing Taxes will exclude (i) any Transfer Taxes payable by Parent under Section 5.9(e), (ii) any Taxes resulting from any transactions occurring on the Closing Date after the Closing outside the Ordinary Course of Business (other than as explicitly contemplated by this Agreement), (iii) any Taxes resulting from any breach by Parent of Section 5.9(c), (iv) any Taxes included in the calculation of Closing Net Working Capital and (v) any Post-Closing Payroll Taxes; provided, further, that Pre-Closing Taxes shall be calculated by deducting Transaction Deductions in the Pre-Closing Tax Period to the maximum extent allowable under applicable Law.
“Premises” means any building, plant, improvement or structure located on the Leased Real Property.
“Products and Services” means any product or service that any member of the Company Group offers or sells or proposes to offer or sell in the Business.
“Proprietary Software” means any Software that is owned by any member of the Company Group and is related to the Business.

“Public Software” means any software that is (i) distributed as free software or as open source software (e.g., Linux), (ii) subject to any licensing or distribution model that includes as a term thereof any requirement for distribution of source code to licensees or third parties, patent license requirements on distribution, restrictions on future patent licensing terms, or other abridgement or restriction of the exercise or enforcement of any Company Intellectual Property Rights through any means, (iii) licensed or distributed under any Public Software License or under less restrictive free or open source licensing and distribution models such as those obtained under the BSD, MIT, Boost Software License and the Beer-Ware Public Software Licenses or any similar licenses, (iv) a public domain dedication or (v) derived in any manner (in whole or in part) from, links to, relies on, is distributed with, incorporates or contains any software described in (i) through (iv) above.
“Public Software License” means any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the Apache License; and (viii) any licenses that are defined as OSI (Open Source Initiative) licenses as listed on the Opensource.org website.
“R&W Insurance Policy” means, collectively, the buyer-side representations and warranties insurance policies issued to Parent pursuant to the Binder Agreements.
“Real Property Leases” means any Contract pursuant to which real property is leased, subleased or licensed by or for which a right to use or occupy has been granted to any member of the Company Group.
“Reference Date” means December 31, 2016.
“Related Party” means (i) any current or former director (or nominee), or officer of any member of the Company Group or Parent Group, as applicable, (ii) any five percent (5%) or greater Company Stockholder or stockholder of Parent, as applicable, on a fully-diluted basis and (iii) any spouse, sibling, parent, child, officer, director or Affiliate of any of the foregoing Persons.
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing of or migrating into or through the environment or any natural or man-made structure.
“Representatives” means, with respect to any Person, the officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives of such Person.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Software” means computer software programs and software systems, including all databases, compilations, tool sets, compilers, higher level or “proprietary” languages, related documentation and materials (including all Source Code Materials), whether in source code, object code or human readable form, and all software programs and software systems that are classified as work-in-progress on the Closing Date.
“Source Code Materials” as it pertains to source code of any Software means: (i) the software, tools and materials utilized for the operation, development and maintenance of the Software; (ii) documentation describing the names, vendors and version numbers of (A) the development tools used to maintain or develop the Software and (B) any third-party software or other applications that form part of the source code version of the Software and are required in order to compile, assemble, translate, bind and load the Software into executable releases; (iii) all programmers’ notes, bug lists and technical information, systems and user manuals and documentation for the Software, including all job control language statements, descriptions of data structures, flow charts, technical specifications, schematics, statements or principles of operations, architecture standards and annotations describing the operation of the Software; and (iv) all test data, test cases and test automation scripts used for the testing and validating the functioning of the Software.
“Stock Event” means any stock dividend or distribution (and, with respect to any Milestone Shares, any cash dividend or distribution), subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.
“Straddle Period” means a complete taxable period including but not ending on the Closing Date.

“Subsidiary” means, with respect to a Party, any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such Party in such entity’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Party or one or more Subsidiaries of such Party.
“Tax” or “Taxes” means (i) any or all federal, state, local or foreign taxes or other assessments in the nature of taxes imposed by a Taxing Authority, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, and (ii) any or all interest, penalties or additions to tax imposed by any Taxing Authority in connection with any item described in clause (i).
“Tax Returns” means, with respect to Taxes, any return, report, claim for refund, estimate, information return or statement, declaration of estimated Tax or other similar document filed or required to be filed with any Taxing Authority with respect to Taxes, including any schedule or attachment thereto and including any amendment thereof.
“Tax Sharing Agreement” means any agreement relating to the sharing, allocation or indemnification of Taxes or amounts in lieu of Taxes, or any similar Contract or arrangement, other than any Contract or arrangement entered into in the Ordinary Course of Business the purpose of which is not primarily related to Taxes.
“Taxing Authority” means any Governmental Authority responsible for the administration, assessment and collection of any Taxes.
“Technology” means all inventions, works, discoveries, innovations, know-how, information (including ideas, research and development, formulas, algorithms, compositions, processes and techniques, data, (including biological, chemical, pharmacological, toxicological, safety, pharmacokinetic, clinical, CMC, analytical, quality control, mechanical, software, electronic and other data and results of research, preclinical and non-clinical studies clinical trials and other testing) designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, graphics, illustrations, artwork, documentation and manuals), databases, computer software, firmware, computer hardware, integrated circuits and integrated circuit masks, electronic, electrical and mechanical equipment, reagents, chemical and biological material, and all other forms of technology, including improvements, modifications, works in process, derivatives, or changes, whether tangible or intangible, embodied in any form, and all documents and other materials recording any of the foregoing.
“Terminated Service Provider” means, with respect to each Milestone, any Continuing Employee or Current Consultant who continues in service following the Effective Time whose employment or service has ceased as of such time, other than any such Continuing Employee whose employment was terminated by Parent or its Subsidiaries without Cause or, in the case of a Continuing Employee, by such Continuing Employee for Good Reason.
“Third Party Claim” refers to any Action that is or has been instituted, or any claim that is or has been asserted, by any Person in respect of a matter that is subject to the Offset Right.
“Transaction Agreements” means this Agreement, the R&W Insurance Policy and the Certificates of Merger.
“Transactions” means any transaction or arrangement contemplated by this Agreement, including (i) the Mergers and the other transactions and arrangements described in the recitals to this Agreement and (ii) the execution, delivery and performance of the Transaction Agreements other than this Agreement.
“Transaction Deductions” means all income Tax deductions for (i) any and all payments in respect of Company Options made prior to or substantially contemporaneously with the Closing as contemplated by this Agreement, (ii) the exercise of any Company Options at or prior to the Closing in connection with the Reverse Merger, (iii) any and all payments in respect of Company Common Stock made at or substantially contemporaneously with the Closing as contemplated by this Agreement that result in a deduction, if any, to any member of the Company Group pursuant to Section 421(b) of the Code, and (iv) any and all payments of Company Transaction Expenses and Company Debt, in each case, to the extent deductible in a Pre-Closing Tax Period. For purposes of this Agreement, the Parties agree that seventy percent (70%) of any success-based fees paid by or on behalf of the Company in connection with the Transactions shall be deductible under Rev. Proc. 2011-29 and that, in the case of such fees that are Company Transaction Expenses, the deductible amount shall be a Transaction Deduction.
“Upfront Cash Consideration” means the sum of (i) the Base Upfront Cash Consideration, minus (ii) the estimated Company Debt, minus (iii) the estimated Company Transaction Expenses, minus (iv) the amount, if any, by which the Net Working Capital Threshold exceeds the estimated Closing Net Working Capital plus (v) the amount, if any, by which the estimated Closing Net Working Capital exceeds the Net Working Capital Threshold plus (vi) the aggregate amount of the exercise price of all Company Options and Company Warrants (except for any Company Warrant that will be exercised on a “net exercise” or similar basis in accordance with its terms).
Terms Defined Elsewhere in this Agreement.
For purposes of this Agreement, the following terms have meanings set forth at the section of this Agreement indicated opposite such term:
Term	Section
“ACS”	Section 3.1(c)
“Agreement”	Preamble
“Agreement Date”	Preamble
“Allocation Schedule”	Section 2.11
“Antitrust Laws”	Section 3.4
“Assets”	Section 3.13
“Certificate of Forward Merger”	Section 2.1
“Certificate of Reverse Merger”	Section 2.1
“Certificates of Merger”	Section 2.1
“Closing”	Section 2.2
“Closing Date”	Section 2.2
“Company”	Preamble
“Company Charter Documents”	Section 3.1(d)
“Company Group”	Section 3.1(c)
“Company Option”	Section 1.1
“Company Stockholder Approvals”	Section 5.3(b)
“Competing Transaction”	Section 5.11
“Conflict”	Section 3.2(d)
“Consultant”	Section 3.1(b)
“Continuing Employees”	Section 5.9
“Contracting Parties”	Section 9.16
“Current Consultant”	Section 3.1(b)
“Current Employee”	Section 3.1(b)
“DGCL”	Recitals
“DLLCA”	Recitals
“D&O Indemnified Persons”	Section 5.12
“D&O Tail Insurance”	Section 5.12
“Effective Time”	Section 2.1
“Eligible Post-Closing Adjustment”	Section 2.19(c)(ii)
“Employee”	Section 3.1(b)
“ERISA Affiliate”	Section 3.10(c)
“Estimated Balance Sheet”	Section 2.11(e)
“Exchange Act”	Section 4.4(a)
“Exchange Agent”	Section 2.15(a)
“Exchange Agreement”	Section 2.15(a)

Term	Section
“Expense Fund”	Section 8.4(g)
“Final Calculation”	Section 2.19(a)
“Financial Statements”	Section 3.5
“Forward Merger”	Recitals
“Holders’ Representative”	Preamble
“Inbound IP Contracts”	Section 3.14(c)
“Initial Resolution Period”	Section 2.19(a)
“Interim Balance Sheet”	Section 3.5
“Interim Balance Sheet Date”	Section 3.5
“IP Contracts”	Section 3.14(c)
“Letter of Transmittal”	Section 2.15(b)
“Material Contract”	Section 3.12(b)
“Merger Sub A”	Preamble
“Merger Sub B”	Preamble
“Merger Subs”	Preamble
“Mergers”	Recitals
“Multiemployer Plan”	Section 3.10(c)
“Non-Party Affiliates”	Section 9.15
“NYSE”	Section 5.15
“Objection Notice”	Section 2.19(a)
“Objection Period”	Section 2.19(a)
“Offset Certificate”	Section 8.3(b)
“Offset Right”	Section 8.2
“Outbound IP Contracts”	Section 3.14(c)
“Outside Date”	Section 7.1(b)
“Parent”	Preamble
“Parent Adverse Recommendation Change”	Section 5.4(c)
“Parent Plan”	Section 5.10(a)
“Parent Record Date”	Section 5.2(a)
“Parent Stockholder Approvals”	Section 5.4(a)
“Parent Stockholder Meeting”	Section 5.4(a)
“Parent’s SEC Documents”	Section 4.4(a)
“Parties”	Preamble
“Payment Programs”	Section 3.8(e)
“Payoff Amount”	Section 2.12(a)
“PCM Revenue”	Exhibit C
“Post-Closing Adjustment”	Section 2.19(c)(i)
“Proxy Statement/Prospectus”	Section 5.3(a)
“Requisite Stockholder Approval”	Section 3.2(b)
“Reverse Merger”	Recitals
“Reviewing Party”	Section 2.19(b)
“Shrink Wrap Licenses”	Section 3.14(a)(i)
“Stated Damages”	Section 8.3(b)
“Support Agreement”	Recitals
“Surviving Company”	Section 2.1
“Third Party Software”	Section 3.14(c)
“Title IV Plan”	Section 3.10(c)
“Transfer Taxes”	Section 5.9(e)
“Written Consent”	Recitals

ARTICLE II

THE CONTEMPLATED TRANSACTIONS
2.1 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Closing, the Parties shall cause the Reverse Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger in the form attached hereto as Exhibit D (the “Certificate of Reverse Merger”), executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to consummate the Reverse Merger. The Reverse Merger shall become effective at the time the Certificate of Reverse Merger is filed with the Secretary of State of the State of Delaware (the “Effective Time”). At the Effective Time, Merger Sub A shall be merged with and into the Company, and the separate corporate existence of Merger Sub A shall thereupon cease, and the Company shall continue as the surviving corporation and a wholly owned Subsidiary of Parent. Promptly after the Closing, and in all cases on the Closing Date, Parent shall cause the Forward Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger in the form attached hereto as Exhibit E (the “Certificate of Forward Merger” and, together with the Certificate of Reverse Merger, the “Certificates of Merger”), executed in accordance with the relevant provisions of the DLLCA, and shall make all other filings or recordings required under the DLLCA in order to consummate the Forward Merger. The Forward Merger shall become effective at the time the Certificate of Forward Merger is filed with the Secretary of State of the State of Delaware. At the effective time of the Forward Merger, Parent shall cause the Company to merge with and into Merger Sub B in accordance with the DLLCA, whereupon the separate existence of the Company shall cease, and Merger Sub B will be the Surviving Company. The surviving company after the Forward Merger is sometimes referred to hereinafter as the “Surviving Company.”
2.2 Closing. The closing of the Transactions (the “Closing”) shall be conducted remotely via electronic exchange of documents and shall take place at 10:00 a.m. (San Francisco time) on the second Business Day following the satisfaction or waiver of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time). The date on which the Closing Actually takes place is referred to in this Agreement as the “Closing Date”.
2.3 Effects of the Mergers. The Mergers shall have the effects set forth in this Agreement, the DGCL and the DLLCA. Without limiting the generality of the foregoing and subject thereto, as a result of the Mergers, (i) all the rights, privileges and powers of the Company, Merger Sub A and Merger Sub B shall vest in the Surviving Company, (ii) all of the property, real and personal, including causes of action and every other asset of the Company, Merger Sub A and Merger Sub B, shall vest in the Surviving Company without further act or deed and (iii) all debts, liabilities and duties of the Company, Merger Sub A and Merger Sub B shall become the debts, liabilities and duties of the Surviving Company.
2.4 Organization Documents of the Surviving Company.
(a) Certificate of Incorporation and Operating Agreement. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated so as to be identical to the certificate of incorporation of Merger Sub A as in effect immediately prior to the Effective Time, except that the name of the surviving corporation in the Reverse Merger shall be the name of the Company as of immediately prior to the Effective Time. At the effective time of the Forward Merger, the limited liability company operating agreement of the Merger Sub B shall be (i) amended and restated so as to be substantively identical to the certificate of incorporation of Merger Sub A as in effect immediately prior to the effective time of the Forward Merger, except that the name of the Surviving Company shall be the name of Merger Sub A as of immediately prior to the effective time of the Forward Merger (i.e., the name of the Company as of immediately prior to the Effective Time), and (ii) the limited liability company operating agreement of the Surviving Company until thereafter amended as provided therein or by applicable Law.
(b) Bylaws. At the Effective Time, the bylaws of the Company shall be amended and restated so as to be identical to the bylaws of Merger Sub A as in effect immediately prior to the Effective Time.
2.5 Management of the Surviving Company.
(a) Board of Directors. Unless otherwise determined by Parent prior to the Effective Time, the Parties shall take all requisite action so that the managers of Merger Sub B immediately prior to the Effective Time shall be the managers of the Surviving Company immediately following the effectiveness of both Mergers, until their respective successors are duly elected and qualified or their earlier death, resignation or removal in accordance with the Charter Documents of the Surviving Company.
(b) Officers. Unless otherwise determined by Parent prior to the Effective Time, the Parties shall take all requisite action so that the officers of Merger Sub B immediately prior to the Effective Time shall be the officers of the Surviving Company until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the Charter Documents of the Surviving Company.
2.6 Effect of the Reverse Merger on Capital Stock. At the Effective Time, by virtue of the Reverse Merger and without any action to be taken on the part of the holder of any shares of Company Capital Stock or any shares of capital stock of Merger Sub A, or on the part of the Company, Parent, Merger Sub A or any other Person, the following shall occur:
(a) Capital Stock of Merger Sub A. Each share of capital stock of Merger Sub A issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Company and collectively shall constitute the only outstanding shares of capital stock of the Company immediately following the Reverse Merger and each stock certificate of Merger Sub A evidencing ownership of any such shares shall evidence ownership of such shares of common stock of the Company.
(b) Cancellation of Securities Held by the Company. Any shares of Company Capital Stock that are owned by the Company immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.
(c) Conversion of Company Capital Stock. Each share of Company Capital Stock that is issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.6(b) and Dissenting Shares), shall, subject to the terms and conditions of this Agreement, be converted into the right to receive (without interest) the following consideration, payable as set forth herein:
(i) a certificate or book entry reflecting an amount of shares of Parent Common Stock equal to the Per Share Upfront Stock Consideration, which shares shall be subject to the Lock-Up Restriction;
(ii) an amount of cash equal to the Per Share Upfront Cash Consideration;
(iii) after any Milestone is achieved (the date of any such achievement, a “Milestone Date”), a certificate or book entry reflecting an amount of shares of Parent Common Stock equal to the applicable Per Share Milestone Consideration, which shares shall be subject to the Lock-Up Restriction if applicable; and
(iv) an amount of cash equal to the quotient of (x) the Expense Fund Amount, when and to the extent released to the Holders as provided herein, divided by (y) the Fully Diluted Shares of Company Stock.
2.7 Effects of Reverse Merger on Company Options.
(a) At the Effective Time, by virtue of the Reverse Merger and without any action to be taken on the part of any Company Optionholder, each Company Option that is outstanding at the Effective Time shall have its vesting fully accelerated and shall be treated as follows:
(i) Cash-Out Options. Coincident with (A) the Surviving Company’s next regularly scheduled payroll cycle after the Closing Date and through the Surviving Company’s payroll system, with respect to each Employee Option, the Estimated Cash to Shares Consideration Ratio of each Company Option, rounded down to the nearest full share, shall be automatically converted into the right to receive (without interest) with respect to each share of Company Common Stock subject to such portion of the Company Option, a cash payment equal to the Cash Portion Per Company Option (as defined below), subject to applicable withholding, and (B) the Closing and through the Surviving Company’s accounts payable system, with respect to each Non-Employee Option, the Estimated Cash to Shares

Consideration Ratio of each Company Option, rounded down to the nearest full share, shall be automatically converted into the right to receive (without interest) with respect to each share of Company Common Stock subject to such portion of the Company Option, a cash payment equal to the Cash Portion Per Company Option.
(ii) Converted Options. Each Company Option other than a Company Option referred to in clause (i) (i.e., the remainder after applying the Estimated Cash to Shares Consideration Ratio to each Company Option as contemplated in clause (i)) shall be assumed by Parent and converted into an option to purchase shares of Parent Common Stock (each, a “Converted Option”). Each Converted Option shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Company Option immediately before the Effective Time, except that (A) for the avoidance of doubt, each Converted Option shall be fully vested and exercisable at any time, (B) each Converted Option shall be exercisable for that number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Company Stock subject to the Company Option immediately before the Effective Time and (2) the Closing Exchange Ratio; and (C) the per share exercise price for each share of Parent Common Stock issuable upon exercise of the Converted Option shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of Company Stock of such Company Option immediately before the Effective Time by (2) the Closing Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable under each Converted Option shall be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder; and provided further, however, that the assumption of any such Company Options that are incentive stock options under Section 422 of the Code will be effected in a manner that is intended to be consistent with the applicable requirements of Section 424 of the Code and the applicable regulations promulgated thereunder. In the event that the shares of Parent Common Stock underlying the Converted Options are not registered on the Form S-4 Registration Statement, then as soon as practicable after the Closing Date, Parent shall prepare and file with the SEC a registration statement on Form S-8 with respect to the Converted Options.
(iii) Future Payments. Each Company Option, whether subject to clause (i) or clause (ii) above, shall be entitled to receive, (A) following each Milestone Date, a number of shares of Parent Common Stock equal to the applicable Per Share Milestone Consideration (such shares to be issued to the Company Optionholder by a certificate or book entry), with the shares of Parent Common Stock represented thereby subject to the Lock-Up Restriction if applicable and (B) an amount of cash equal to up to the quotient of (x) the Expense Fund Amount, when and to the extent released to the Holders as provided herein, divided by (y) the Fully Diluted Shares of Company Stock; provided, however, that, as to any Terminated Service Provider as of a Milestone Date, such Terminated Service Provider shall not receive any payment in respect of such Milestone.
(iv) Payment of the Share Portion Per Company Option shall be subject to such Company Optionholder making arrangements reasonably acceptable to Parent to satisfy any applicable withholding requirements.
(b) Reference is made to the following definitions used in this Section 2.7:
(i) “Cash Portion Per Company Option” means an amount of cash equal to the difference of (i) the Per Share Upfront Total Consideration minus (ii) the applicable exercise price of such Company Option.
(ii) “Closing Exchange Ratio” as the quotient obtained by dividing (i) the Per Share Upfront Total Consideration by (ii) the Parent Trading Price.
(iii) “Estimated Cash to Shares Consideration Ratio” means the quotient of (i) (A) the Upfront Cash Consideration minus (B) the Expense Fund Amount divided by (ii) the sum of (A) (1) the Upfront Cash Consideration minus (2) the Expense Fund Amount plus (B) the Upfront Stock Consideration Dollar Value.
(iv) “Share Portion Per Company Option” means (A) an amount of shares of Parent Common Stock equal to the Per Share Upfront Stock Consideration (such shares to be issued to the Company

Optionholder by a certificate or book entry), with the shares of Parent Common Stock represented thereby subject to the Lock-Up Restriction if applicable, plus, (B) following each Milestone Date, an amount of shares of Parent Common Stock equal to the applicable Per Share Milestone Consideration (such shares to be issued to the Company Optionholder by a certificate or book entry), with the shares of Parent Common Stock represented thereby subject to the Lock-Up Restriction if applicable.
(v) “Upfront Stock Consideration Dollar Value” is an estimate of the total shares consideration of Parent Common Stock to be paid under this Agreement without assuming all Milestones are achieved as of the Closing Date, and is equal to the product of (i) 30,000,000 multiplied by (ii) the Parent Trading Price.
(vi) “Per Share Upfront Total Consideration” means the quotient of (i) the sum of (A) the Upfront Stock Consideration Dollar Value plus (B) the Upfront Cash Consideration minus (C) the Expense Fund Amount, divided by (ii) the Fully Diluted Shares of Company Stock.
(c) Except as otherwise determined by Parent in connection with a change in the current interpretation or application of Law applicable to Section 409A of the Code, any distributions to Company Optionholders based on Per Share Milestone Consideration will be treated and reported for all tax purposes as being subject to a substantial risk of forfeiture within the meaning of Treasury Regulation Section 1.409A-1(d) until such amounts become due and payable hereunder or compliant with a deferred payment date within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(iv). In the event of a change in current interpretation of Law applicable to or application of Section 409A of the Code, Parent shall use commercially reasonable efforts to treat any distributions to Company Optionholders based on Per Share Milestone Consideration as paid in compliance with, or pursuant to an exemption with respect to, Section 409A of the Code and the Treasury Regulations promulgated thereunder but shall not be bound to compensate any Company Optionholder for taxes or penalties paid or payable pursuant to Section 409A of the Code.
(d) Notwithstanding anything to the contrary herein, Parent may impose such as additional restrictions on the Share Portion Per Company Option as Parent may in its reasonable discretion believe to be necessary to preserve the treatment of such options as incentive stock options pursuant to Section 422 and 424 of the Code and guidance of the Department of Treasury issued thereunder.
(e) The Company shall, promptly after the Agreement Date and prior to the Closing, take or cause to be taken all actions (including adopting corporate resolutions, providing any notices and procuring any consents, in all cases reasonably satisfactory to the Parent) that are required under any Company Option or the Company Option Plan, or are otherwise necessary or appropriate, to cause the Company Options to be treated in accordance with this Section 2.7
(f) Notwithstanding any provision herein to the contrary, in no event shall any Company Optionholder be entitled to (i) receive a bundle of consideration in respect of any Company Option which is greater (in amount of cash plus shares of Parent Common Stock) than such Company Optionholder would have been entitled to receive had such Company Option been exercised immediately prior to the Effective Time or (ii) pay an exercise price in respect of any Company Option in aggregate which is less than the exercise price such Company Optionholder would have been required to pay had such Company Option been exercised immediately prior to the Effective Time.
2.8 Effects of Reverse Merger on Company Warrants. At the Effective Time, by virtue of the Reverse Merger and without any action to be taken on the part of any Company Warrantholder, each Company Warrant that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall be cancelled in exchange for the right to receive (without interest) the following consideration for each share of Company Capital Stock issuable upon the exercise of such Company Warrant as of immediately prior to the Closing, payable as set forth herein:
(a) a certificate or book entry reflecting an amount of shares of Parent Common Stock equal to the Per Share Upfront Stock Consideration, with the shares of Parent Common Stock represented thereby subject to the Lock-Up Restriction;
(b) an amount of cash equal to the sum of (i) the Per Share Upfront Cash Consideration minus (ii) the exercise price per share of the Company Warrant at issue;

(c) following any Milestone Date, a certificate or book entry reflecting an amount of shares of Parent Common Stock equal to the applicable Per Share Milestone Consideration, with the shares of Parent Common Stock represented thereby subject to the Lock-Up Restriction if applicable; and
(d) an amount of cash equal to the quotient of (x) the Expense Fund Amount, when and to the extent released to the Holders as provided herein, divided by (y) the Fully Diluted Shares of Company Stock.
2.9 Rights Cease to Exist. As of the Effective Time, all shares of Company Capital Stock, and all options, warrants and other securities convertible, exercisable or exchangeable for, or otherwise granting the right to acquire, Company Capital Stock (including each Company Option and Company Warrant), shall no longer be outstanding, shall automatically be canceled and shall cease to exist and each holder of any shares of Company Capital Stock shall cease to have any rights with respect thereto, except the rights set forth in this ARTICLE II.
2.10 No Fractional Shares; Offset Right; No Transfer of Rights. Notwithstanding any provision herein to the contrary:
(a) no fractional shares of Parent Common Stock shall be issued pursuant to this ARTICLE II (with the intended effect that any shares of Parent Common Stock issuable to a single Holder on a particular date shall be aggregated and then rounded up to the nearest whole number);
(b) if, when Milestone Shares would otherwise be distributed or payable (including pursuant to Section 2.6(c)(iii), Section 2.7 and Section 2.8(c), as applicable), there shall exist a good faith claim by Parent to exercise the Offset Right, all or a portion of such Milestone Shares (with such shares valued in accordance with Section 8.3(a)) as determined by Parent in its reasonable discretion (but subject to the limitations set forth in ARTICLE VIII) to represent the Losses at issue shall be withheld from payment until such time as the claim has been perfected, in which case the Offset Right shall apply (subject to the limitations set forth in ARTICLE VIII) against such portion of the Milestone Shares at issue and the balance of any withheld portion (if applicable) shall be distributed to the Holders as contemplated by this Agreement; provided, that, for the avoidance of doubt, no Milestone Shares may be withheld from payment in respect of the Natera Litigation unless at the time the Milestone Shares would otherwise be distributed or paid, either (x) the Natera Litigation has been fully and finally resolved or (y) Parent and Holders’ Representative otherwise mutually agree; and
(c) no Holder may assign or transfer any right to receive shares of Parent Common Stock or cash pursuant to this Agreement without the prior written consent of Parent (which may be withheld in Parent’s sole discretion), other than (i) on death by will or intestacy, (ii) pursuant to a court order, (iii) by operation of Law (including a consolidation or merger), (iv) to or for the benefit of any spouse, children, parents, uncles, aunts, siblings, grandchildren (collectively, “Approved Relatives”) or to a trust established solely for the benefit of such Holder and/or his, her or its Approved Relatives or (v) without consideration, in connection with the dissolution, liquidation or termination of any corporation, limited liability company or other entity.
2.11 Delivery of Calculations. Not less than two (2) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent the following for Parent’s review and approval:
(a) the Company’s calculation of the Upfront Cash Consideration, setting forth, in reasonable detail, an estimation of each component thereof;
(b) the Company’s calculations (setting forth the individual components, if applicable) of (i) the Per Share Upfront Cash Consideration, (ii) the Per Share Upfront Stock Consideration, and (iii) the Fully Diluted Shares of Company Stock;
(c) a schedule of all Company Options, with exercise price information;
(d) a schedule of all Company Warrants, with exercise price information for each Company Warrant;
(e) the Company’s estimated balance sheet as of immediately prior to the Closing (the “Estimated Balance Sheet”), with separate schedules reflecting (i) the estimated Closing Cash, (ii) the estimated Company Debt, (iii) the estimated Company Transaction Expenses and (iv) the estimated Closing Net Working Capital, as well as the difference between the estimated Closing Net Working Capital and the Net Working Capital Threshold;

(f) the name and address (or email address) of each Holder and:
(i) in the instance of Company Stockholders, the amount of Parent Common Stock to be issued to each Holder pursuant to Section 2.6(c)(i), the amount of cash to be paid to each Holder pursuant to Section 2.6(c)(ii), as well as the potential cash payable and potential Parent Common Stock issuable, if any, to each such Holder pursuant to Section 2.6(c)(iii) and Section 2.6(c)(iv) as applicable;
(ii) in the instance of Company Optionholders, the amount of options to purchase Parent Common Stock to be issued to each Holder pursuant to Section 2.7, the amount of cash to be paid to each Holder pursuant to Section 2.7, as well as the potential cash payable and potential Parent Common Stock issuable, if any, to each such Holder pursuant to Section 2.7 (assuming for this purpose that each Company Option is fully vested immediately prior to the Closing); and
(iii) in the instance of Company Warrantholders, the amount of Parent Common Stock to be issued to each Holder pursuant to Section 2.8(a), the amount of cash to be paid to each Holder pursuant to Section 2.8(b), as well as the potential cash payable and potential Parent Common Stock issuable, if any, to each such Holder pursuant to Section 2.8(c) and Section 2.8(d) as applicable; and
(g) a certificate of a duly authorized officer of the Company certifying the foregoing on behalf of the Company.
The calculations listed in the foregoing Section 2.11(a) through 2.11(g) shall be set forth on a spreadsheet referred to herein as the “Allocation Schedule”. The Parties agree that Parent, Merger Sub A, Merger Sub B and the Surviving Company will have the right to rely on the Allocation Schedule as setting forth an accurate listing of all amounts due to be paid by Parent, Merger Sub A, Merger Sub B and the Company to the Holders in exchange for Company Capital Stock, Company Options and Company Warrants. Parent, Merger Sub A, Merger Sub B and the Surviving Company will not have any liability with respect to the allocation of any shares of Parent Common Stock or cash made to the Holders in accordance with the Allocation Schedule. Notwithstanding anything in this Agreement to the contrary, the Estimated Balance Sheet and the Company’s estimation of the Net Working Capital shall be consistent with the Accounting Methodology.
2.12 Payments At Closing. At the Closing, Parent shall make, or cause to be made, the following payments, by wire transfer of immediately available funds:
(a) to each holder of Company Debt, including pursuant to the Perceptive Credit Agreement, the aggregate amount of Company Debt owed to such holder as of the Closing pursuant to a payoff letter from such holder (i) indicating the amount required to discharge such Company Debt in full inclusive of all Breakage Costs (the “Payoff Amount”) and (ii) agreeing to release applicable Liens upon receipt of the applicable Payoff Amount;
(b) to the payees thereof, the Company Transaction Expenses, in each case as directed in writing by the Company prior to the Closing pursuant to invoices or other evidence reasonably satisfactory to Parent, except that Parent shall cause any compensatory Company Transaction Expenses payable to Employees to be paid through the Surviving Company’s payroll system;
(c) to the Exchange Agent, the aggregate cash for distribution to the Company Stockholders and Company Warrantholders, as applicable, as of immediately following the Closing pursuant to Section 2.6(c)(ii) and Section 2.8(b) and in accordance with the Allocation Schedule;
(d) to the Surviving Company, the aggregate cash for distribution to the Company Optionholders as of immediately following the Closing pursuant to Section 2.7 and in accordance with the Allocation Schedule; and
(e) to the Holders’ Representative, the Expense Fund Amount.
2.13 Issuances of Shares Following Closing. Within five (5) Business Days after the Closing Date, Parent shall deliver book entries reflecting the shares of Parent Common Stock to be allocated among the Holders pursuant to Section 2.6(c)(i) and Section 2.8(a) and in accordance with the Allocation Schedule; provided, however, that, with respect to any shares of Company Capital Stock for which a properly completed Letter of

Transmittal has not been received by the Exchange Agent, Parent shall be entitled to withhold the book entries reflecting the shares of Parent Common Stock issuable with respect to such shares of Company Capital Stock and to issue such shares of Parent Common Stock promptly following such receipt by the Exchange Agent.
2.14 Non-Conversion.
(a) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any Dissenting Shares shall not be converted into or represent a right to receive the applicable consideration for Company Capital Stock set forth in Section 2.6, but instead the applicable Company Stockholder shall only be entitled to such rights as are provided by the DGCL. In the event that a Company Stockholder properly perfects such Company Stockholder’s appraisal, dissenters’ or similar rights by demanding and not effectively withdrawing or losing such Company Stockholder’s appraisal, dissenters’ or similar rights for any shares of Company Capital Stock, the Exchange Agent shall deliver to Parent such Company Stockholder’s portion of any cash otherwise allocable to such Dissenting Shares at the time such rights are perfected.
(b) Withdrawal or Loss of Rights. Notwithstanding the provisions of Section 2.14(a), if any Company Stockholder effectively withdraws or loses (through failure to perfect or otherwise) such Company Stockholder’s appraisal or dissenters’ rights with respect to any Dissenting Shares under the DGCL, then, within ten (10) Business Days of the later of the Effective Time and the occurrence of such event, (i) such Company Stockholder’s shares shall automatically convert into and represent only the right to receive the consideration for Company Capital Stock, as applicable, set forth in and subject to the provisions of this Agreement, upon delivery of a duly completed and validly executed Letter of Transmittal and (ii) Parent (to the extent the following amount has been previously delivered by the Exchange Agent to Parent pursuant to Section 2.14(a) and not returned to the Exchange Agent) or the Exchange Agent shall deliver to such Company Stockholder such Company Stockholder’s portion of the cash attributable to such shares.
(c) Demands for Appraisal. The Company shall give Parent (i) prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of the DGCL and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to any such demands or offer to settle or settle any such demands.
2.15 Exchange Agent; Submission of Letters of Transmittal.
(a) Exchange Agent. Wilmington Trust, National Association, will act as exchange agent hereunder (in such capacity, the “Exchange Agent”) for the delivery of the aggregate cash for distribution to the Company Stockholders and Company Warrantholders as of immediately following the Closing pursuant to Section 2.6(c)(ii) and Section 2.8(b) and in accordance with the Allocation Schedule, as well as the cash that may become distributable to such Holders as and when any portion of the Expense Fund Amount is released, in each case pursuant to the terms of this Agreement. At or prior to the Effective Time, Parent will deposit (or cause to be deposited) with the Exchange Agent, for the benefit of the Company Stockholders and Company Warrantholders, the aggregate cash for distribution to the Holders as of immediately following the Closing pursuant to Section 2.6(c)(ii) and Section 2.8(b). Parent also will deposit (or cause to be deposited) with the Exchange Agent, for the benefit of the Holders, cash that becomes distributable to the Holders as and when any portion of the Expense Fund Amount is released pursuant to the terms of this Agreement. The Exchange Agent will hold and distribute the cash payable to such Holders pursuant to the provisions of an exchange agreement between Parent and the Exchange Agent (the “Exchange Agreement”).
(b) Letter of Transmittal. No later than two (2) Business Days following the Effective Time, Parent shall cause the Exchange Agent to send to each Company Stockholder and Company Warrantholder of record a letter of transmittal in a form mutually agreed upon by Parent and the Company (each, a “Letter of Transmittal”). Upon return of the Letter of Transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Exchange Agent), the record owner of such Company Capital Stock e-certificate or Company Warrant, as applicable, shall be entitled to receive in exchange therefor the consideration provided for herein and the Company Capital Stock e-certificate or Company Warrant, as applicable, shall thereafter be canceled. Parent shall cause the Exchange Agent to make payment to each such Company Stockholder and Company Warrantholder promptly following receipt by the Exchange Agent of such duly completed Letter of Transmittal. If payment of any portion of the consideration provided for herein is to be made to any Person other than the Person in whose name the Company Capital Stock e-certificate or Company Warrant, as applicable, is registered, it shall be a condition of payment that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the applicable portion of the consideration provided for herein to a Person other than the registered holder of such Company Capital Stock e-certificate or Company Warrant, as applicable, or shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not applicable. After the Effective Time, each Company Capital Stock e-certificate or Company Warrant, as applicable, shall represent only the right to receive the applicable portion of the consideration provided for herein as contemplated by this ARTICLE II.
(c) Transfer Books; No Further Ownership Rights in Company Capital Stock. The right to receive the applicable portion of the consideration provided for herein, in accordance with the terms of this ARTICLE II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Capital Stock previously represented by such Company Capital Stock e-certificates or such Company Warrants, as applicable, and at the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books or warrant transfer books, as applicable, of the Surviving Company of the shares of Company Capital Stock or Company Warrants, as applicable, that were outstanding immediately prior to the Effective Time. If, at any time after the Effective Time, Company Capital Stock e-certificates or Company Warrants, as applicable, are presented to Parent or the Surviving Company for any reason, they shall be canceled and exchanged as provided in this ARTICLE II.
(d) Termination of Exchange Fund. At any time after six months following the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any amount distributed to the Exchange Agent in respect of such payments that has not been disbursed to the holders of the Company Capital Stock certificates or Company Warrants, as applicable, and thereafter such holders may look only to Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any portion thereof that may be payable upon surrender of any Company Capital Stock certificates or Company Warrants held by such holders.
2.16 No Liability. Notwithstanding anything in this Agreement to the contrary, none of the Parties or the Exchange Agent shall be liable to any Person for any portion of the payments contemplated by this ARTICLE II delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
2.17 Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Company, the Surviving Company and the Exchange Agent, (each a “Withholding Agent”), shall be entitled to deduct and withhold from that portion of any payments contemplated by this ARTICLE II or any other amount payable to a Holder pursuant to this Agreement, and shall pay to the appropriate Taxing Authority, such amounts that are required to be deducted and withheld with respect to the making of such payments under any Tax Law. To the extent amounts are so deducted and withheld and paid to the appropriate Taxing Authority in accordance with applicable Law, such amounts shall be treated for purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding were made. Without limiting the foregoing, and in lieu of deducting from any payment, the applicable Withholding Agent may require that any Holder make arrangements satisfactory to such applicable Withholding Agent to satisfy any withholding requirements as a condition to making any payment (including, for example, in an instance where payment is to be made in shares of Parent Common Stock); provided, that any Holder may request that such applicable Withholding Agent accept commercially reasonable arrangements (including sell to cover arrangements) with respect to satisfying such withholding requirements.
2.18 Adjustments. Notwithstanding any provision of this ARTICLE II to the contrary (but without in any way limiting the covenants in Section 5.1 (Conduct of Business)), if between the Agreement Date and the Effective Time the outstanding shares of any class or series of Company Capital Stock are changed into a different number of shares or a different class or series by reason of the occurrence or record date of any Stock Event, the per share consideration payable hereunder (including pursuant to Section 2.6, Section 2.7 or Section 2.8) shall be appropriately adjusted to reflect such Stock Event.

2.19 Post-Closing Adjustment Amount.
(a) Preparation of Closing Statement. Within one hundred twenty (120) days following the Closing Date, Parent shall prepare and deliver to Holders’ Representative a statement as of the Closing (the “Final Calculation”) setting forth its calculation of each of the following:
(i) the Closing Cash;
(ii) the Closing Net Working Capital;
(iii) the Company Transaction Expenses;
(iv) the Company Debt; and
(v) the resulting Final Upfront Cash Consideration.
The Final Calculation shall be accompanied by such supporting documentation reasonably necessary to derive the numbers set forth therein. The Final Calculation shall be final, conclusive and binding upon the Parties unless Holders’ Representative delivers a written notice to Parent of any objection to the Final Calculation (the “Objection Notice”) within thirty (30) days (the “Objection Period”) after delivery of the Final Calculation. Any Objection Notice must set forth in reasonable detail (x) any item on the Final Calculation that Holders’ Representative believes has not been prepared in accordance with this Agreement and the correct amount of such item and (y) Holders’ Representative’s alternative calculation of the Closing Cash, the Closing Net Working Capital, the Company Transaction Expenses or Company Debt, as the case may be. If Holders’ Representative gives any such Objection Notice within the Objection Period, then Holders’ Representative and Parent shall attempt in good faith to resolve any dispute concerning the item(s) subject to such Objection Notice. If Holders’ Representative and Parent do not resolve the issues raised in the Objection Notice within thirty (30) days of the date of delivery of such notice (the “Initial Resolution Period”), such dispute shall be resolved in accordance with the procedures set forth in Section 2.19(b). Any item or amount which has not been disputed in the Objection Notice shall be final, conclusive and binding on the Parties on the expiration of the Initial Resolution Period (for clarity, excluding any item or amount which is dependent on another item or amount that has been disputed in the Objection Notice).
(b) Resolution of Disputes. If Parent and Holders’ Representative have not been able to resolve a dispute within the Initial Resolution Period, either Party may submit such dispute to and such dispute shall be resolved fully, finally and exclusively through the use of an independent international accounting firm selected to serve as such by mutual agreement of Parent and Holders’ Representative (such accounting firm, the “Reviewing Party”). The fees and expenses of the Reviewing Party incurred in the resolution of such dispute shall be borne by the parties (in the case of the Holders’ Representative, on behalf of the Holders) in such proportion as is appropriate to reflect the relative benefits received by the Holders and Parent from the resolution of the dispute. For example, if Holders’ Representative challenges the calculation in the Final Calculation by an amount of $100,000, but the Reviewing Party determines that Holders’ Representative has a valid claim for only $40,000, Parent shall bear 40% of the fees and expenses of the Reviewing Party and Holders’ Representative on behalf of the Holders shall bear the other 60% of such fees and expenses. The Reviewing Party shall determine (with written notice thereof to Holders’ Representative and Parent) as promptly as practicable, but in any event within thirty (30) days following the date on which Final Calculation and written submissions detailing the disputed items are delivered to the Reviewing Party (i) whether the Final Calculation was prepared in accordance with the terms of this Agreement or, alternatively, (ii) only with respect to the disputed items submitted to the Reviewing Party, whether and to what extent (if any) the Final Calculation requires adjustment and a written explanation in reasonable detail of each such required adjustment, including the basis therefor (it being understood that any determination of a disputed item shall be not greater or less than the amount of such disputed item as proposed by Parent in the Final Calculation or as proposed by Holders’ Representative in the Objection Notice). Parent and Holders’ Representative shall require the Reviewing Party to enter into a confidentiality agreement on terms agreeable to Parent, Holders’ Representative and the Reviewing Party. The procedures of this Section 2.19(b) are exclusive and the determination of the Reviewing Party shall be final and binding on the Parties. The decision rendered pursuant to this Section 2.19(b) may be filed as a judgment in any court of competent jurisdiction.

(c) Post-Closing Purchase Price Adjustment.
(i) The “Post-Closing Adjustment” shall be an amount equal to the Final Upfront Cash Consideration less the Upfront Cash Consideration and, for the avoidance of doubt, may be a positive or a negative number or zero.
(ii) If the Post-Closing Adjustment is a negative number greater than One Million Dollars ($1,000,000) (an “Eligible Post-Closing Adjustment”), then the Post-Closing Adjustment shall represent a Loss that is subject to the Offset Right.
(iii) If the Post-Closing Adjustment is a positive number, no adjustments or payments shall occur.
2.20 Effect of the Forward Merger on Capital Stock. At the effective time of the Forward Merger, by virtue of the Forward Merger and without any action to be taken on the part of the holder of any shares of Company Capital Stock or any units of membership interest in Merger Sub B, or on the part of the Company, Parent, Merger Sub B or any other Person:
(a) each share of capital stock of the Company outstanding immediately prior to the effective time of the Forward Merger shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor; and
(b) each unit of membership interest in Merger Sub B outstanding immediately prior to the effective time of the Forward Merger shall remain unchanged and continue to remain outstanding as a unit of membership interest in the Surviving Company. At the effective time of the Forward Merger, Parent shall continue as the sole, direct holder of membership interests in the Surviving Company.
2.21 Milestones.
(a) Milestone Determination. Within five (5) Business Days following the achievement of any Milestone, Parent shall deliver a notice (each, a “Milestone Notice”) to the Holders’ Representative regarding the achievement of the applicable Milestone. Within ten (10) Business Days following Parent’s delivery of a Milestone Notice (or, if applicable, within ten (10) Business Days following determination of the achievement of a Milestone by the Expert pursuant to Section 2.21(d) below), the Holders’ Representative shall deliver to Parent a spreadsheet (each, a “Milestone Spreadsheet”) setting forth (i) a list of each Holder and the amount of Milestone Shares payable to such Holder, after factoring in any deduction for any amount subject to (A) the Offset Right (it being understood, for the avoidance of doubt, no Milestone Shares may be withheld from payment in respect of the Natera Litigation unless at the time the Milestone Shares would otherwise be distributed or paid, either (x) the Natera Litigation has been fully and finally resolved or (y) Parent and Holders’ Representative otherwise mutually agree) and (B) the Banker Milestone Fee Share Equivalent, (ii) whether such Holder’s right is contingent upon (and thus delayed until) the exercise of the right of such Holder pursuant to Section 2.7, (iii) the Banker Milestone Fee Cash Equivalent and (iv) any additional information as Parent may reasonably request concurrent with the delivery of the applicable Milestone Notice. Within three (3) Business Days after receipt of a Milestone Spreadsheet, Parent shall deliver book entries reflecting the Milestone Shares to be allocated among the Holders pursuant to Section 2.6(c)(i), Section 2.7 and Section 2.8(c) and in accordance with the Milestone Spreadsheet and the other applicable terms and provisions of this Agreement; provided, however, that with respect to any shares of Company Capital Stock or Company Warrants for which a properly completed Letter of Transmittal has not been received by the Exchange Agent, Parent shall be entitled to withhold the book entries reflecting the Milestone Shares issuable with respect to such shares of Company Capital Stock or Company Warrants and to issue such shares Milestone Shares promptly following such receipt by the Exchange Agent. Within three (3) Business Days after receipt of a Milestone Spreadsheet, Parent shall also pay or caused to be paid the Banker Milestone Fee Cash Equivalent to Evercore Group L.L.C. pursuant to the wire instructions as set forth on the Allocation Schedule.
(b) Efforts to Achieve Milestones. Parent will exercise commercially reasonable efforts to achieve the Milestones, with “commercially reasonable efforts” meaning such good faith efforts and the expenditure of resources consistent with the conduct of a company in Parent’s industry, similarly situated to Parent as of the date hereof, with respect to such company’s products, services or technology of similar commercial potential (without taking into account any action or omission by or on behalf of Parent in bad faith that adversely affects the commercial potential of such product, service or technology), development stage and lifecycle, probability of development success, regulatory profile, and patent protection and proprietary position (without taking into account the obligation to issue any Milestone Shares hereunder or other competitive internal programs of such company); provided, that, in no event shall such efforts and expenditures be less than the efforts Parent applies to its other comparable products, services or technology.
(c) Deemed Achievement of Milestones. In the event of (i) the consummation of a merger of Parent or a subsidiary of Parent with or into another entity if Persons who were not stockholders of Parent immediately prior to such merger own immediately after such merger 50% or more of the voting power of the outstanding securities of each of Parent (or its successor) and any direct or indirect parent corporation of Parent (or its successor) or the consummation of any transaction or series of related transactions to which Parent (or its successor) is a party in which a majority of the voting power of the outstanding securities of Parent (or its successor) is transferred, (ii) the sale, transfer or other disposition of all or substantially all of Parent’s assets, (iii) Parent directly or indirectly ceasing the development or commercialization of products or services (including, if applicable, ceasing to seek regulatory approval or clearance) from the Company Platform or any product or service material to the achievement of any Milestone, or (iv) Parent directly or indirectly selling or otherwise transferring (including by way of exclusive license) the Company Platform or any rights therein or thereto (including any Intellectual Property Rights) if material to the achievement of any Milestone to any Person that is not an Affiliate, in each case on or before the back-end date identified for achievement of such Milestone (per the Milestone Schedule) which has not yet been achieved, then each such Milestone shall be deemed to be achieved on the date immediately preceding the date of the consummation of the merger, sale, transfer, other disposition or cessation of development or commercialization at issue.
(d) Dispute Resolution. If Holders’ Representative believes that Parent has breached any of its obligations under this Section 2.21, then Holders’ Representative may invoke the following dispute resolution process by providing written notice thereof to Parent. Within fifteen (15) Business Days of such notice, Parent and Holders’ Representative shall jointly select one unaffiliated, independent expert who has appropriate technical, regulatory or commercial expertise to resolve any such dispute to act as expert (the “Expert”); provided, however, that any Expert shall be required to execute a non-disclosure and non-use agreement in form and substance reasonably satisfactory to Parent and Holders’ Representative and any Expert shall not be or have been at any time within the previous three (3) years an Affiliate, employee, consultant, officer or director of the Company, Holders’ Representative, any Holder or Parent or any of their respective Affiliates. If Parent and the Holders’ Representative cannot agree on a mutually acceptable Expert within (10) Business Days of such notice, then within five Business Days after the expiration of such ten (10)-day period, each of Parent and the Holders’ Representative shall appoint one Expert who shall jointly select a third Expert within five (5) Business Days after the last to occur of their respective appointments to resolve the referred matter. The Expert mutually agreed by Parent and Holders’ Representative, or if such parties cannot agree, the third Expert selected by such party-appointed Experts is referred to as the “Selected Expert”. Parent shall provide the Selected Expert with all necessary background information within twenty (20) Business Days after the Selected Expert is selected, and the parties shall cooperate with all reasonable requests of the Selected Expert for such documents or information as the Selected Expert may require in support of the Selected Expert’s determination, and provide responses to all reasonable questions or interrogatories in connection therewith. The Selected Expert shall resolve any dispute described in the first sentence of this Section 2.21(d) by evaluating such information and, as applicable, engaging in discussions with Parent’s employees with substantive knowledge of the underlying matters. The fees of the Selected Expert shall be paid at Parent’s and Holders’ Representative’s (on behalf of the Holders) joint expense (50:50), except that Parent shall reimburse Holders’ Representative for his share of such fees if the Selected Expert’s determination reverses Parent’s position and Holders’ Representative (on behalf of the Holders) shall reimburse Parent for its share of such fees if the Selected Expert’s determination upholds Parent’s position. The hearing shall be held within forty-five (45) Business Days of the Selected Expert being selected, and the Selected Expert shall be requested to reach a final determination within ten (10) Business Days after the hearing. All proceedings conducted by the Selected Expert shall take place in Denver, Colorado, and the language of the arbitration shall be English. The Selected Expert’s determination shall be final and binding upon the parties and for purposes of this Agreement. If the Selected Expert determines, or if Parent agrees in writing, that Parent materially breached its obligation to use commercially reasonable efforts to achieve any Milestone pursuant to Section 2.21(b) or to determine the PCM Revenue as set forth in the Milestone Schedule, then the applicable Milestone shall be deemed to be achieved by the Selected Expert, and Parent shall, pursuant Section 2.21(a), deliver book entries reflecting the Milestone Shares corresponding to such Milestone to be allocated among the Holders to the extent not already issued.
(e) Update Reports. Commencing on January 1 of the first year following the Closing Date, Parent shall, on January 1 and June 30 of each year during the during the period commencing upon the Closing Date and expiring upon June 30 during the year after the last back-end date for the Milestones, send to Holders’ Representative a report regarding the status of its (and its Affiliates) efforts to achieve the Milestones and a statement setting forth, in reasonable detail, a calculation of the PCM Revenue recognized during the prior six months) (each such report, an “Update Report”). If Holders’ Representative requests a meeting with Parent to discuss any Update Report within thirty (30) days after receipt thereof, Parent shall make available for such a meeting such of its and its Affiliates respective employees with appropriate expertise and knowledge of the activities undertaken to achieve the Milestones, including an officer with operating responsibility for such activities. In addition, for thirty (30) days after delivery of each Update Report, Parent shall make available a qualified, designated employee of Parent or its Affiliate with appropriate expertise to respond telephonically or electronically to questions posed by Holders’ Representative.
(f) Information and Audit Rights. Parent shall keep, and shall cause its Affiliates to keep, reasonable documentation relating to the attainment of each Milestone and complete, fair and true books of accounts and records for the purposing of determining the PCM Revenue (the “Milestone Information”). Such Milestone Information shall be maintained for a period of five (5) years following the end of the calendar year to which it pertains. So long as it is conducted in a manner which does not unduly interfere with Parent’s business, Holders’ Representative, or any representative of Holders’ Representative reasonably acceptable to Parent, shall have the right, no more frequently than once in any six (6) month period, to review and audit the Milestone Information and to engage in discussions with Parent’s employees with substantive knowledge of the underlying matters regarding the status of each unachieved Milestone; provided, however, that such right shall terminate as to each milestone upon the fifth (5th) anniversary of the back-end date identified for achievement of such Milestone per the Milestone Schedule. The cost of such any audit shall be borne by Holders’ Representative, unless the audit concludes that a Milestone was timely achieved and the applicable Milestone Shares were not issued when due or that Parent otherwise breached any of its obligations under this Section 2.21, in which case, Parent shall bear the cost of such audit. All information contained in any Update Report, or conveyed to the Holders’ Representative in any meeting or other communication regarding an Update Report, or made available to Holders’ Representative pursuant to any audit conducted during this Section 2.21(f), shall be subject to a reasonable and customary confidentiality agreement between Parent and the Holders’ Representative. Such confidentiality agreement shall expressly permit Holders’ Representative to disclose the confidential information referred to in the foregoing sentence of Parent and its Affiliates to Holders’ Representative’s advisors, employees and consultants providing direction to Holders’ Representative in his performance hereunder or who otherwise have a need to know and, in any event, to Perceptive, so long as such Persons are subject to the confidentiality agreement between Parent and the Holders’ Representative or otherwise bound by comparable obligations of confidentiality and nonuse as well as acknowledgement of applicable federal securities laws pertaining to material nonpublic information of Parent.
(g) Cessation of Efforts. If Parent (directly or indirectly) ceases performance of activities required to achieve any Milestone, then Parent shall send prompt written notice thereof to the Holders’ Representative together with a reasonably detailed explanation for such cessation of activities. Parent’s satisfaction of its obligations pursuant to the foregoing sentence shall not relieve Parent of any of its obligations under this Section 2.21.
(h) Achievement of Milestone Prior to Closing. In the event that any Milestone is achieved after the date of this Agreement but prior to the Closing, then the Company shall promptly, but no more than five (5) Business Days after achievement of such Milestone, notify Parent that such Milestone has been achieved and the applicable Milestone Shares shall be included in the consideration payable by Parent at Closing in accordance with Section 2.12.

2.22 Tax Consequences.
(a) Parent, the Merger Subs and the Company each intend that the Mergers, taken together, constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, in accordance with IRS Revenue Ruling 2001-46, 2001-2 CB 321 (the “Intended Tax-Free Treatment”). Each of Parent, the Merger Subs and the Company and their respective Affiliates and Representatives (including Holders’ Representative) shall (A) file all Tax Returns consistent with the Intended Tax-Free Treatment (including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with the U.S. federal income Tax Returns of the Company and Parent for the taxable year that includes the Mergers), and (B) except to the extent otherwise required by a “determination” as such term is used in Section 1313 of the Code, take no Tax position inconsistent with the Intended Tax-Free Treatment (whether in audits, Tax Returns or otherwise).
(b) This Agreement is intended to constitute, and the Parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).
(c) Each of Parent, the Merger Subs and the Company and their respective Affiliates and Representatives shall cooperate and use its respective commercially reasonable efforts to cause the Mergers to qualify for the Intended Tax-Free Treatment, and, except for the performance of this Agreement in accordance with its terms, agree not to take any action or fail to take any action, in either case, that could reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax-Free Treatment. Such cooperation and commercially reasonable efforts shall include (but not be limited to): (i) taking actions (and not failing to take actions) to cause the Mergers to qualify for the Intended Tax-Free Treatment, and not taking actions (or failing to take actions) that could reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax-Free Treatment; (ii) a Party promptly notifying the other Party that such Party knows or has reason to believe that the Mergers may not qualify for the Intended Tax-Free Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate the Mergers qualifying for the Intended Tax-Free Treatment); and (iii) in the event either Parent or the Company seeks a tax opinion from its respective tax advisor regarding the Intended Tax-Free Treatment, or the SEC requests or requires tax opinions in connection with the Transactions, each Party shall execute and deliver customary tax representation letters to the applicable tax advisor in form and substance reasonably satisfactory to such advisor.
(d) Notwithstanding any provision herein to the contrary, (i) no Party or their respective Affiliates shall have any liability to the other Party, or any Holder, with respect to the tax treatment or the tax consequences of the Mergers or the other Transactions (other than, for the avoidance of doubt, any liability resulting from (A) any breach of, or misrepresentation or inaccuracy in, any of the representations or warranties made by such Party in this Agreement or any tax representation letters provided by such Party pursuant to Section 2.22(c) (if applicable) and (B) any breach of or failure to perform any covenant or agreement of such Party provided for in this Agreement including pursuant to Section 2.22(c) (if applicable)) and (ii) each Holder shall be solely responsible with respect to the tax treatment of the Mergers or the other Transactions as to such Holder as well as the tax consequences thereof.
(e) If, at least ten (10) Business Days in advance of the Closing, the Company reasonably believes that the Intended Tax-Free Treatment will not be achieved as of the Closing, then, at the discretion of the Company, the Parties shall promptly meet to agree upon a modification of the relative aggregate mixture of cash consideration and Parent Common Stock consideration that would otherwise be payable or issuable in connection with the Closing (for clarity, such calculation shall not take into account any Milestone Shares), and thereupon adjust such consideration as the Parties shall agree by decreasing the amount of such cash consideration and making a corresponding increase in the number of shares of Parent Common Stock representing such consideration (i.e., such increase in shares shall be a number of shares, rounded up to the nearest whole share, equal to the quotient of (i) the required decrease in cash consideration divided by (ii) the Parent Trading Price), but only to the extent the Company determines in good faith that such adjustment is required to achieve the Intended Tax-Free Treatment. The Parties agree to take all reasonable and necessary actions in furtherance of the objective stated in this Section 2.22(e), including, if applicable, by making any necessary amendments to this Agreement and, as applicable, seeking the requisite stockholder approvals.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
As a material inducement to Parent, Merger Sub A and Merger Sub B to enter into this Agreement and effect the Mergers, with the understanding that Parent, Merger Sub A and Merger Sub B are relying thereon in entering into this Agreement and consummating the Transactions (including the Mergers), except as set forth in (i) the Disclosure Schedule (provided that the Disclosure Schedule shall be arranged in sections corresponding to the numbered and lettered sections and subsections of this Agreement, and the disclosures in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections of this Agreement only to the extent it is reasonably apparent on its face that such disclosure is applicable to such other sections and subsections) or (ii) the Company Form S-1 (provided, however, that (A) any information contained in the Company Form S-1 shall only be deemed to be an exception to, or, as applicable, disclosure for purposes of the representations and warranties set forth in this ARTICLE III if the relevance of such item as an exception to, or, as applicable, disclosure for purposes of the representations and warranties set forth in this ARTICLE III is reasonably apparent on its face and (B) in no event shall any risk factor disclosure (including under the heading “Risk Factors”), forward looking statements (including disclosure set forth in any “forward looking statements” disclaimer) or other general statements to the extent they are predictive or forward looking in nature that are included in any part of the Company Form S-1 be deemed to be an exception to, or, as applicable, disclosure for purposes of, the representations and warranties set forth in this ARTICLE III), the Company hereby represents and warrants to each of Parent and Merger Sub A and Merger Sub B, as of the Agreement Date and as of the Closing Date, as follows:
3.1 Organizational Matters.
(a) Valid Existence; Good Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted. The Company is duly licensed or qualified to do business and is in good standing under the laws of Delaware and each other jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or licensed by it makes such licensing or qualification necessary, except to the extent a failure to be so qualified in any other jurisdiction has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company Group taken as a whole.
(b) Operations. Section 3.1(b) of the Disclosure Schedule lists each state and country in which any member of the Company Group has any employee or officer (each a “Current Employee”) or has assets or leases Real Property as of the Agreement Date. Current Employees, together with any former employees or officers of the Company Group, are referred to herein individually as an “Employee” and collectively as “Employees.” Section 3.1(b) of the Disclosure Schedule also lists each state and country in which any member of the Company Group has any individual consultant or individual independent contractor or director (who is not an Employee) (each a “Current Consultant”) as of the Agreement Date. Current Consultants, together with any former individual consultant or individual independent contractor or director (who is not an Employee) of the Company, are referred to herein individually as a “Consultant” and collectively as “Consultants.”
(c) Subsidiaries. Other than ArcherDX Clinical Services, Inc., a Colorado corporation (“ACS” and together with the Company, the “Company Group”), the Company has no Subsidiaries and does not own and never has owned, directly or indirectly, any shares of capital stock, voting securities, or equity interests in any Person. The Company has no obligation to make an investment (in the form of a purchase of equity securities, loan, capital contribution or otherwise) directly or indirectly in any Person. ACS is duly incorporated, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted. ACS is duly licensed or qualified to do business and is in good standing under the laws of Colorado and each other jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or licensed by it makes such licensing or qualification necessary, except to the extent a failure to be so qualified in any other jurisdiction has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company Group taken as a whole. ACS is wholly-owned by the Company. Except to the extent owned of record and beneficially solely by the Company, there are no shares of capital stock, voting securities or equity interests of ACS issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of capital stock, voting securities or equity interests of the ACS, including any representing the right to purchase or otherwise receive any capital stock of ACS.
(d) Corporate Documents. The Company has delivered or made available to Parent accurate copies of the certificate of incorporation and bylaws (or equivalent documents) of each entity comprising the Company Group, in each case as the same may have been amended from time to time (collectively, the “Company Charter Documents”). All such Company Charter Documents are unmodified and in full force and effect and no member of the Company Group is in violation of any provision of the Company Charter Documents. The Company has delivered or made available to Parent and its Representatives accurate copies of the stock ledger of each member of the Company Group and of the minutes of all meetings of the stockholders, the board of directors (or equivalent governing body) and each committee of the board of directors (or equivalent governing body) of each member of the Company Group held since the Reference Date.
3.2 Authority; Noncontravention; Voting Requirements.
(a) Power and Authority. The Company has all necessary corporate power and authority to execute and deliver this Agreement and the Transaction Agreements to which it is a party and to perform all of its obligations hereunder and thereunder and to consummate the Transactions (including the Mergers).
(b) Due Authorization of Agreement. The Company’s board of directors, at a meeting duly called and held pursuant to the DGCL (or by written consent), has unanimously (i) approved and declared advisable and in the best interests of the Company and the Company Stockholders the Transaction Agreements and the Transactions (including the Mergers) and (b) recommended that the Company Stockholders adopt this Agreement and approve the Transactions (including the Mergers). The execution, delivery and performance by the Company of this Agreement and the Transaction Agreements to which it is a party and the consummation by the Company of the Transactions (including the Mergers) have been duly authorized by the Company’s board of directors and, subject to adoption and approval of this Agreement and the approval of the Mergers by the affirmative vote or written consent of the Company Stockholders representing the requisite number of shares of Company Capital Stock required under the DGCL and the Company Charter Documents (the “Requisite Stockholder Approval”), no other action on the part of the Company’s board of directors or the Company Stockholders is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the Transaction Agreements to which it is a party and the consummation by it of the Transactions (including the Mergers).
(c) Valid and Binding Agreements. This Agreement and each of the other Transaction Agreements to which the Company is a party have been, or will be as of the Closing Date, duly executed and delivered by the Company. Assuming due authorization, execution and delivery of this Agreement and the other Transaction Agreements by the other parties hereto and thereto, this Agreement constitutes and the other Transaction Agreements shall, when executed and delivered, constitute, the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except to the extent that their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.
(d) No Conflict. Neither the negotiation, execution, delivery nor performance of this Agreement nor the consummation of the Transactions shall (i) conflict with or result in any violation of or default under (with or without notice or lapse of time, or both), (ii) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit or result in the creation of any Lien upon any of the properties or assets of any member of the Company Group, or (iii) give rise to any Action by any Person (any such event, a “Conflict”), in each case under or pursuant to (A) any provision of the Company Charter Documents or any resolutions adopted by board of directors (or equivalent governing body) or the stockholders of any member of the Company Group or (B) any material Permit issued to any member of the Company Group or any Order or Law applicable to any member of the Company Group or any of its properties or assets (whether tangible or intangible).
3.3 Capitalization.
(a) Authorized and Issued Securities. The authorized capital stock of the Company consists of 45,000,000 shares of Company Common Stock and 28,293,525 shares of Company Preferred Stock of which (x) 14,780,767 shares have been designated as Series A Preferred Stock, (y) 4,082,031 shares have been designated as Series B Preferred Stock and (z) 9,430,727 shares have been designated as Series C Preferred Stock. Except for (1) any exercises of Company Warrants or Company Options into Company Capital Stock that occur in the Pre-Closing Period or (2) the issuance of any Company Capital Stock by the Company, including in connection with any equity financing for working capital purposes, in each case as permitted by Section 5.1 (and then only if the Company has provided Parent, promptly upon the completion of any such financing or other issuance, with detailed information similar to that provided in Section 3.3(b) of the Disclosure Schedule with respect to such issuances), the capitalization of the Company is as follows: (i) 6,627,583 shares of Company Common Stock are issued and outstanding, (ii) no shares of Company Common Stock are held by the Company in its treasury, (iii) 9,564,671 shares of Series A Preferred Stock are issued and outstanding, (iv) 2,190,546 shares of Series B Preferred Stock are issued and outstanding, (v) 6,638,261 shares of Series C Preferred Stock are issued and outstanding, (vi) 837,428 shares of Series A Preferred Stock are reserved as contingent consideration to be issued upon the achievement of certain revenue-based milestones pursuant to the Baby Genes Merger Agreement, (vii) 3,860,932 shares of Company Common Stock are subject to outstanding options under the Company Option Plan (i.e., the Company Options), and (viii) 682,783 shares of Series B Preferred Stock are subject to outstanding warrants (i.e., the Company Warrants). Except as set forth in this Section 3.3(a), there are no shares of Company Capital Stock, voting securities or equity interests of the Company issued and outstanding or any subscriptions, options, warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of Company Capital Stock, voting securities or equity interests of the Company.
(b) Ownership of Stock, Options and Company Warrants. Section 3.3(b) of the Disclosure Schedule sets forth an accurate list as of the Agreement Date of each of (i) the record holders of Company Capital Stock and the number of shares of Company Capital Stock held by each Holder and the number of shares or other securities into which such Company Capital Stock is convertible, listed by class and series, (ii) all Company Options and the Company Optionholders thereof as well as the exercise prices, dates of grant and numbers of shares of Company Common Stock for which such Company Options are exercisable by each such Company Optionholder, (iii) all Company Warrants and the Company Warrantholders thereof as well as the exercise prices, dates of grant, series of Company Preferred Stock and numbers of shares of Company Preferred Stock for which such Company Warrants are exercisable by each such Company Warrantholder and (iv) all Persons that have a right to receive shares of Series A Preferred Stock as contingent consideration to be issued upon the achievement of certain revenue-based milestones pursuant to the Baby Genes Merger Agreement, and the number of shares of Series A Preferred Stock each such Person is entitled to assuming the satisfaction of all such milestones or consummation of the Transactions. As of the Agreement Date, all issued and outstanding shares of Company Capital Stock, all Company Options and all Company Warrants are owned of record and beneficially as set forth in Section 3.3(b) of the Disclosure Schedule.
(c) Valid Issuance; No Preemptive or Other Rights.
(i) All issued and outstanding shares of Company Capital Stock (A) are, and all shares of Company Capital Stock that may be issued pursuant to the exercise of Company Options and Company Warrants shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable, (B) are not subject to, nor were issued in violation of, any preemptive rights, rights of first offer or refusal, co-sale rights or similar rights arising under applicable Law or pursuant to the Company Charter Documents, or any Contract to which the Company is a party or by which it is bound, and (C) have been offered, issued, sold and delivered by the Company in compliance with all registration or qualification requirements (or applicable exemptions therefrom) of applicable federal, state and foreign securities Laws. Each Company Option granted under the

Company Option Plan was duly authorized by all requisite corporate action on a date no later than the grant date and has an exercise price per share at least equal to the fair market value of a share of Company Capital Stock on the grant date. Each Company Warrant was duly authorized by all requisite corporate action. Except as set forth in the Company Form S-1, the Company is not under any obligation to register any of its presently outstanding securities, or securities issuable upon exercise or conversion of such securities, under the Securities Act or any other Law.
(ii) The rights, preferences and privileges of the Company Capital Stock are as set forth in the Company Charter Documents. There is no liability for dividends accrued and/or declared but unpaid with respect to the outstanding Company Capital Stock. No member of the Company Group is subject to any obligation to repurchase, redeem or otherwise acquire any shares of Company Capital Stock or any other voting securities or equity interests (or any options, warrants or other rights to acquire any shares of Company Capital Stock, voting securities or equity interests) of any member of the Company Group. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to any member of the Company Group.
(iii) Accurate copies of all form agreements and instruments (and any amendments thereto, if applicable) relating to or issued under the Company Option Plan have been delivered or made available to Parent; there are no agreements to amend, modify or supplement such agreements or instruments from the forms thereof provided or made available to Parent; and all equity grants under the Company Option Plan have been made pursuant to agreements and instruments and do not deviate from such form agreements and instruments.
3.4 No Consents or Approvals. No consent, approval or authorization of, or registration, qualification, notices to or filing with, any Governmental Authority is required to be made or obtained by the Company for the valid execution, delivery and performance of this Agreement or the other Transaction Agreements to which it is a party, and the consummation of the Transactions (including the Mergers), except for (i) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the receipt of the Requisite Stockholder Approval and (ii) compliance with and filings or notifications under the HSR Act and any other applicable United States or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”).
3.5 Financial Matters. Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company Form S-1 (collectively, the “Financial Statements”) was prepared in accordance with GAAP throughout the periods indicated (except as may be indicated in the notes thereto and except that financial statements included with interim reports do not contain all notes to such financial statements) and each fairly presented in all material respects the consolidated financial position, results of operations and changes in stockholders’ equity and cash flows of the Company and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments which are not expected, individually or in the aggregate, to be material). The balance sheet of the Company at March 31, 2020 included with the Company Form S-1 is herein referred to as the “Interim Balance Sheet” and such date the “Interim Balance Sheet Date.”
(a) Internal Controls; Financial Controls. Each member of the Company Group maintains systems of internal accounting and financial reporting controls that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that each member of the Company Group maintains records that in reasonable detail accurately and fairly reflect, in all material respects, such member’s transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and such member’s board of directors or equivalent governing body; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of such member’s assets that could have a material effect on the Financial Statements. The Company has no Knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other Employees or Consultants who have or had a significant role in the internal control over financial reporting of any member of the Company Group.

(b) No Undisclosed Liabilities. The Company Group does not have any material Liabilities that are not reflected or adequately reserved against on the face of (and not in the notes to) the Financial Statements, except Liabilities (i) incurred by the Company Group in connection with the preparation, execution, delivery and performance of the Transaction Agreements and included in the Company Transaction Expenses, (ii) incurred by the Company in the IPO Process, (iii) which have arisen in the Ordinary Course of Business since the Interim Balance Sheet Date or (iv) for performance obligations under Contracts in the Ordinary Course of Business.
(c) Off-Balance-Sheet Arrangements. There are no “off-balance-sheet arrangements” (within the meaning of Item 303 of Regulation S-K promulgated by the SEC) with respect to the Company Group.
3.6 Absence of Certain Changes or Events. Since the Interim Balance Sheet Date, (i) there has not been a Company Material Adverse Effect and, (ii) except for the IPO Process, each member of the Company Group has been operated in the Ordinary Course of Business.
3.7 Legal Proceedings. Since the Reference Date, there have not been and there are no pending Actions and, to the Knowledge of the Company, there are no Actions threatened, in either case, by or against any member of the Company Group, its properties or assets or any of the Company Group’s officers or directors in their capacities as such.
3.8 Compliance with Laws; Permits.
(a) Each member of the Company Group is and has at all times been in compliance in all material respects with all Laws applicable to such member of the Company Group or any of its assets, business or operations, including the Health Care Laws. Each member of the Company Group holds all Permits necessary to conduct the Business as currently conducted and own, lease and operate its properties and assets, and all such Permits are in full force and effect. No suspension, cancellation, withdrawal or revocation of any such Permit is pending or, to the Company’s Knowledge, threatened. Each member of the Company Group is and has always been in compliance in all material respects with the terms of all Permits necessary to conduct its business and to own, lease and operate its properties and facilities. No member of the Company Group or, to the Company’s Knowledge, any of their respective Representatives, has received any notice from any Governmental Authority claiming or alleging that any member of the Company Group was not in compliance with, or is under investigation with respect to any failure to comply with, any Laws or Permits applicable to such member of the Company Group or its business or operations. No member of the Company Group has been assessed any penalty with respect to any alleged failure by such member of the Company Group to have or comply with any Permit.
(b) No member of the Company Group, nor any of their respective officers, directors, Employees, Consultants, subcontractors, agents or vendors, (i) has, in the operation of such member of the Company Group’s business, engaged in any activities which are prohibited or are cause for criminal or civil penalties or mandatory or permissive exclusion from Medicare, Medicaid or any other state or federal health care program under 42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b or 1395nn, 5 U.S.C. § 8901 et seq. (the Federal Employees Health Benefits program statute), or the regulations, agency guidance or any similar legal requirement promulgated pursuant to such statutes or any analogous state or local Laws, or, (ii) to the Company’s Knowledge is a target or a subject of any current or potential investigation relating to the foregoing.
(c) (i) Each Current Employee and Current Consultant of any member of the Company Group required to be licensed by an applicable Governmental Authority, professional body and/or medical body has such licenses and (ii) such licenses are in full force and effect.
(d) No member of the Company Group nor any of their respective officers, directors or Employees, or, to the Company’s Knowledge, any of their respective Consultants, subcontractors, agents or vendors (i) has been excluded, suspended, debarred or otherwise sanctioned by any Governmental Authority, including the U.S. Department of Health and Human Services Office of Inspector General or the General Services Administration or (ii) is currently listed on any federal or state published list or database of excluded parties, including the U.S. General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs, the HHS Office of Inspector General exclusions database and the National Practitioner Data Bank.

(e) All agreements or other arrangements between any member of the Company Group, on the one hand, and any physician, on the other hand, for services are in writing, describe bona fide services required by such member of the Company Group, as the case may be, provide for compensation that is no more than fair market value for such services determined as of the effective date of such agreement and are in material compliance with the Anti-Kickback Statute, and (ii) all payments made and things of value provided by any member of the Company Group to any health care professional for services rendered by such health care professional have been made at fair market value determined as of the effective date of any such agreement and are in material compliance with the Anti-Kickback Statute.
(f) Each member of the Company Group is and has at all times been in compliance in all material respects with all applicable Laws relating to the privacy, security, use and disclosure of health information, including “protected health information” or “PHI” as defined under HIPAA and information related to genetic testing and genetic test results, created, used, disclosed or stored in the course of the operations of such member of the Company Group, including HIPAA and all applicable state, federal and international laws regarding the privacy and security of health information, including genetic testing and results. Each member of the Company Group has the required agreements with all of the Company Group’s “business associates” as such term is defined by and as such agreements are required by HIPAA. Accurate copies of all HIPAA and health information privacy policies that have been used by the Company Group since the Reference Date have been provided or made available to Parent and such privacy policies are in material compliance with all applicable Health Care Laws. Each member of the Company Group has at all times complied in all material respects with all rules, policies and procedures established by such member of the Company Group from time to time and as applicable with respect to privacy, security, data protection or the collection and use of health information and genetic testing information created, used, disclosed or stored in the course of the operations of such member of the Company Group. No Actions have been asserted or, to the Knowledge of the Company, threatened against any member of the Company Group by any person alleging a violation of such person’s privacy, personal or confidentiality rights under any such rules, policies or procedures.
(g) With respect to all health information, PHI and genetic testing information as described in Section 3.8(f) and within a member of Company Group’s custody or control, each member of the Company Group has taken commercially reasonable steps (including implementing and monitoring compliance with administrative, physical and technical safeguards) to protect such information against loss and against unauthorized access, use, modification, disclosure or other misuse. To the extent applicable, each member of the Company Group maintains and has implemented security policies and procedures to the extent required by HIPAA and other applicable Health Care Laws. To the Knowledge of the Company, since the Reference Date, there has been no “Breach of Unsecured PHI,” as defined under HIPAA, and no successful “Security Incident” as defined under HIPAA that, in each case, resulted in the unauthorized use or disclosure of PHI within a member of Company Group’s custody or control. Each member of the Company Group maintains systems, policies and procedures to respond to incidents and complaints alleging violations of applicable privacy or security standards and designed to identify and report all Breaches of Unsecured PHI within such member of Company Group’s custody or control in accordance with such member of the Company Group’s legal and contractual obligations.
3.9 Taxes.
(a) Each member of the Company Group has paid all material Taxes owed by it, whether or not shown on any Tax Return. Since the Interim Balance Sheet Date, no member of the Company Group has incurred any material Liability for Taxes arising outside of the Ordinary Course of Business (other than those arising as a result of the Transactions). There are no Liens for or with respect to Taxes (other than Permitted Liens) on any of the assets of any of the members of the Company Group. No member of the Company Group is subject to any currently effective waiver of any statute of limitations in respect of Taxes nor has such member agreed to any currently effective extension of time with respect to a Tax assessment or deficiency, in each case other than customary extensions of the due date for filing a Tax Return obtained in the Ordinary Course of Business of no more than six months.
(b) Each member of the Company Group has filed all material Tax Returns that are required to have been filed by or with respect to such member of the Company Group. All such Tax Returns were, when filed, true, correct and complete in all material respects. No member of the Company Group is the beneficiary of any currently effective extension of time within which to file any Tax Return (other than customary extensions of the due date for filing a Tax Return obtained in the Ordinary Course of Business of no more than six months). No member of the Company Group has received any written claim from any Taxing Authority in a jurisdiction where such member of the Company Group does not file Tax Returns that it is or may be subject to taxation by that jurisdiction, which claim has not been finally resolved.
(c) Each member of the Company Group has withheld and paid all material Taxes required to have been withheld and paid by it in connection with amounts paid or owing by such member to any Employee, Consultant, creditor, stockholder or other third party. Each member of the Company Group has properly classified all services providers to such members as employees, independent contractors, or other appropriate status, in accordance and compliance with all applicable Tax Laws, and correctly completed and filed all applicable Tax Returns with respect thereto (including all appropriate IRS Form W-2, IRS Forms 1099, as applicable).
(d) No member of the Company Group has received any written notice of any deficiencies for any Taxes proposed or assessed against or with respect to any Taxes due by, or Tax Returns of, any such member of the Company Group, which deficiencies have not been finally resolved, and no member of the Company Group has received written notice of any audit, assessment, dispute or claim concerning any Tax Liability of such member, which audit, assessment, dispute or claim has not been finally resolved.
(e) No member of the Company Group (i) is or has ever been a member of an affiliated group (other than a group the common parent of which is Company) filing a consolidated federal income Tax Return nor (ii) has any Liability for Taxes of any Person (other than members of the Company Group) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Tax Law, or as a transferee or successor, or pursuant to a Tax Sharing Agreement.
(f) No member of the Company Group has ever been a “United States real property holding corporation” within the meaning of Section 897 of the Code.
(g) The Company Group has disclosed on its federal income Tax Returns all positions taken therein that would reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.
(h) No member of the Company Group has made any payments, is obligated to make any payments or is a party to any agreement, including this Agreement and/or any agreements contemplated by this Agreement, that will, or could be expected to, give rise directly or indirectly to the payment of any amount that would be characterized as a “parachute payment” within the meaning of Section 280G(b) of the Code. There is no agreement, plan, arrangement or other contract by which any member of the Company Group is bound to compensate, reimburse otherwise pay to any Person any amounts attributable to excise taxes payable pursuant to Section 4999 of the Code.
(i) No member of the Company Group shall be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof in the case of any Straddle Period) beginning after the Closing Date as a result of any: (i) change in method of accounting requested by any member of the Company Group prior to the Closing; (ii) agreement entered into by any member of the Company Group with any Taxing Authority prior to the Closing; (iii) installment sale or open transaction disposition made by any member of the Company Group prior to the Closing; (iv) prepaid amounts received or paid by any member of the Company Group outside the Ordinary Course of Business prior to the Closing; or (v) cancellation of indebtedness income recognized by any member of the Company Group pursuant to Section 108 of the Code with respect to the Company Debt that is cancelled prior to Closing.
(j) Within the last two years, no member of the Company Group has distributed stock of another Person, nor, to the Company’s Knowledge, has its stock been distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(k) No member of the Company Group has nor has it ever had a permanent establishment in any country outside the United States. No member of the Company Group engages nor has it ever engaged in a trade or business or other activity in any country outside the United States that would cause any member of the Company Group to be obligated to pay Taxes or file Tax Returns in such country.
(l) The Company has delivered or made available to Parent correct and complete copies of all federal and state income Tax Returns ending on or after December 31, 2016, and all examination reports and statements of deficiencies filed, or assessed against and agreed to, by any member of the Company Group with respect to Taxes for all taxable periods.
(m) No member of the Company Group is or has ever been a “United States shareholder” within the meaning of Section 951(b) with respect to any Person that is or was treated as a “controlled foreign corporation” as defined in Section 957 of the Code. No member of the Company Group owns any stock or other equity interest in any Person that is treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code.
(n) The Company has made available to Parent a list of all jurisdictions (whether foreign or domestic) in which any member of the Company Group pays Taxes and the nature of the Taxes paid by such member.
(o) No member of the Company Group has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).
(p) All material Taxes (including sales tax, use tax and value-added tax) that were required to be collected or self-assessed by each member of the Company Group have been duly collected or self-assessed, and all such amounts that were required to be remitted to any Taxing Authority have been remitted. No power of attorney that has been granted by any member of the Company Group with respect to any matter relating to the Taxes of such member is currently in force.
(q) No member of the Company Group has ever (i) made an election under Section 1362 of the Code to be treated as an S corporation for federal income tax purposes or (ii) made a similar election under any comparable provision of any state, local or foreign Tax Law.
(r) No member of the Company Group has ever been a “personal holding company” within the meaning of Section 542 of the Code.
(s) All transactions and agreements between or among any member of the Company Group and any related parties and/or the terms thereof have been conducted in an arm’s length manner consistent with such member’s transactions or agreements with unrelated third parties.
(t) As of the Agreement Date, no member of the Company Group is aware of the existence of any fact, nor has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax-Free Treatment.
(u) No representation or warranty contained in this Section 3.9 (other than Sections 3.9(e), (f), (i), (j) and (m)) shall be deemed to apply directly or indirectly with respect to any taxable period (or portion thereof) beginning after the Closing Date. Notwithstanding anything to the contrary in this Agreement, the Company makes no representation as to the amount of, or limitations on, any net operating losses, Tax credits, Tax basis or other Tax attributes that any member of the Company Group may have after the Closing Date.
3.10 Employee Benefits and Labor Matters.
(a) Plans. All Company Plans are described in the Company Form S-1.
(b) Plan Documents. With respect to each Company Plan, the Company has delivered or made available to Parent a current, accurate and complete copy thereof (including amendments) or a copy of the representative form agreement thereof and, to the extent applicable, true and complete copies of the following documents with respect to each Company Plan: (i) any Contracts or agreements, plans and related trust documents, insurance Contracts or other funding arrangements, in each case as currently in effect, and all amendments thereto; (ii) the results of the non-discrimination testing since the Reference Date; (iii) Forms 5500 and all schedules thereto since the Reference Date; (iv) the most recent actuarial report, if any; (v) the most recent IRS determination or opinion letter; (vi) all correspondence, rulings or opinions issued by the DOL, IRS or any other Governmental Authority and all material correspondence from the Company to the DOL, IRS or other Governmental Authority other than routine reports, returns or other filings since the Reference Date; (vii) the most recent summary plan descriptions and any summaries of material modifications with respect thereto; and (viii) written descriptions of all non-written Company Plans.
(c) ERISA. No Company Plan is subject to Title IV of ERISA or is otherwise a Defined Benefit Plan as defined in Section 3(35) of ERISA (a “Title IV Plan”) and no member of the Company Group or any other trade or business (whether or not incorporated) that, together with any member of the Company Group, would be treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414(m) or (o) of the Code (each an “ERISA Affiliate”) has incurred any liability pursuant to Title IV of ERISA that remains unsatisfied. No member of the Company Group nor any ERISA Affiliate has sponsored, contributed or had an obligation to contribute, to any Title IV Plan, or any money purchase pension plan subject to Section 412 of the Code, within the past six (6) years. No Company Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA (a “Multiemployer Plan”) or a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA. During the past six (6) years, no member of the Company Group nor any of its respective ERISA Affiliates has completely or partially withdrawn from any Multiemployer Plan and no termination liability to the United States Pension Benefit Guaranty Corporation or withdrawal liability to any Multiemployer Plan has been or is reasonably expected to be incurred with respect to any Multiemployer Plan by any member of the Company Group or any of its respective ERISA Affiliates. No member of the Company Group nor any other “disqualified person” or “party in interest,” as defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively, has, to the Company’s Knowledge, engaged in any “prohibited transaction,” as defined in Section 4975 of the Code or Section 406 of ERISA (which is not otherwise exempt), with respect to any Company Plan, nor, to the Company’s Knowledge, have there been any fiduciary violations under ERISA that could subject any member of the Company Group (or any Employee) to any penalty or tax under Section 502(i) of ERISA or Section 4975 of the Code.
(d) Status of Plans. Each Company Plan intended to qualify under Section 401 of the Code or other tax-favored treatment under Subchapter B of Chapter 1 of Subtitle A of the Code has received a favorable determination letter from the IRS or is the subject of a favorable prototype opinion letter from the IRS as to its qualification under the Code and any trusts intended to be exempt from federal income taxation under the Code are so exempt. To the Knowledge of the Company, nothing has occurred with respect to the operation of any Company Plans that could reasonably be expected to cause the loss of such qualification or exemption. No event has occurred and no condition exists with respect to any Company Plan subject to the requirements of Code Section 401(a) that would subject any member of the Company Group to any Tax, fine, Lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws. For each Company Plan with respect to which a Form 5500 has been filed, no adverse change has occurred with respect to the matters covered by the most recent Form 5500 since the date thereof. None of the Company Plans provides for post-employment life or health coverage for any participant or any beneficiary of a participant, except as may be required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state law and at the expense of the participant or the participant’s beneficiary.
(e) Contributions to Plans. All contributions required to have been made under any of the Company Plans or by Law (without regard to any waivers granted under Section 412 of the Code) have been timely made. There are no unfunded liabilities or benefits under any Company Plans that are not reflected in the Financial Statements.
(f) Conformity with Laws. All Company Plans have been established, operated and maintained in all material respects in accordance with their terms and with all applicable provisions of ERISA, the Code and other Laws. All amendments and actions required to bring the Company Plans into conformity in all material respects with all of the applicable provisions of the Code, ERISA and other applicable Laws have been made or taken, except to the extent that such amendments or actions are not required by Law to be made or taken until a date after the Closing. There are no pending Actions arising from or relating to the Company Plans (other than routine benefit claims), nor does the Company have any Knowledge of facts that could form or could reasonably be expected to form the basis for any such Action. There are no filings or applications pending with respect to the Company Plans with the IRS, the DOL or any other Governmental

Authority. Each member of the Company Group has satisfied obligations applicable to such member under Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA and each applicable state law relating to continuation of health or other coverage to any Employee (or any dependent or former dependent of such Employee) with respect to any qualifying event that has occurred on or before the Closing Date.
(g) Leased Employees. No member of the Company Group has any Employees who are “leased employees” (as that term is defined in Section 414(n) of the Code) or has any liability, contingent or otherwise, for any federal, state or local workers’ compensation contribution, with respect to any Employees who are leased employees.
(h) Employment Matters.
(i) The Company has a USCIS Form I-9 that is validly and properly completed in accordance with applicable Law for each Employee with respect to whom such form is required by applicable Law. The Company has complied with all Department of Homeland Security, DOL and State Department regulations governing the employment of foreign national workers. The Company has complied with in all material respects all applicable Laws related to H-1B workers, including the payment of wages and the maintenance of public access files related to the filing of ETA-9035 Labor Condition Applications.
(ii) Since the Reference Date: (x) each member of the Company Group has paid or made provision for payment of applicable salaries and wages which are payable by such member to any Employees, and is in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, immigration, wages, hours and benefits, non-discrimination in employment, workers’ compensation, including Title VII of the Civil Rights Act of 1964, the Age Discrimination in Employment Act of 1967, the Equal Employment Opportunity Act of 1972, ERISA, the Equal Pay Act, the National Labor Relations Act, the Fair Labor Standards Act, the Americans with Disabilities Act of 1990, the Vietnam Era Veterans Reemployment Act, the Family and Medical Leave Act, Occupational Safety and Health Act of 1970 and any and all similar applicable state and local Laws; and (y) no member of the Company Group has been engaged in any unfair employment practice, as defined in the National Labor Relations Act or other applicable Law.
(iii) Since the Reference Date, no member of the Company Group has received (A) a notice, citation, complaint or charge asserting any violation or liability under the federal Occupational Safety and Health Act of 1970 or any similar applicable Law regulating employee health and safety or (B) a notice of any charge or complaint pending before the Equal Employment Opportunity Commission or similar Governmental Authority alleging unlawful discrimination in employment practices, or before the National Labor Relations Board or similar Governmental Authority alleging any unfair labor practice by such member, nor, to the Knowledge of the Company, has any such charge been threatened.
(iv) Each individual performing services for the Company Group who has been classified as an independent contractor, or as an employee of some other entity whose services are leased to a member of Company Group, has been correctly classified and is in fact not a common law employee of any member of the Company Group.
(i) Effect of Transaction. Except for the payment of the consideration under ARTICLE II, neither the execution and delivery by the Company of the Transaction Agreements nor the consummation by the Company of the Transactions shall result in (i) any payment becoming due to any Employee, (ii) the provision of any benefits or other rights to any Employee, (iii) the increase, acceleration or provision of any payments, benefits or other rights to any Employee, whether or not any such payment, right or benefit would constitute a “parachute payment” within the meaning of Section 280G of the Code, (iv) require any contributions or payments to fund any obligations under any Company Plan, or (v) the forgiveness in whole or in part of any outstanding loans made by any member of the Company Group to any Employee or Consultant. No payment, right or benefit that becomes due or accelerated as a result of the execution and delivery of the Transaction Agreements or the consummation of the Transactions is an “excess parachute payment” within the meaning of Section 280G of the Code.
(j) Compliance with Section 409A of the Code. To the extent that any Company Plan is a Nonqualified Deferred Compensation Plan, such Company Plan is in documentary and operational compliance with, in all respects, Section 409A of the Code and all applicable guidance issued by the IRS thereunder (or could be made compliant without applicable penalties in accordance with such guidance). No payment pursuant to any Company Plan or other arrangement to any “service provider” (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder) to a member of the Company Group would subject any person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the Transactions or otherwise. There is no Contract or arrangement to which any member of the Company Group, or to the Knowledge of the Company, any Company Affiliate is a party or by which it is bound to compensate any of its current or former employees, independent contractors or directors for additional income or excise taxes paid pursuant to Sections 409A or 4999 of the Code.
(k) Plans Outside the United States. No Company Plan is subject to the laws of any jurisdiction other than the United States of America.
(l) Plan Termination. Each Company Plan can be amended, terminated or otherwise discontinued in accordance with its terms, without Liability to any member of the Company Group, Parent or any of their Affiliates (other than ordinary administrative expenses typically incurred in a termination event). No member of the Company Group nor any of its respective Affiliates has announced its intention to modify or amend any Company Plan or adopt any arrangement or program which, once established, would come within the meaning of a Company Plan, and each asset held under any Company Plan may be liquidated or terminated without the imposition of any redemption fee, surrender charge or comparable Liability.
3.11 Environmental Matters. Each member of the Company Group is, and at all times has been, in material compliance with all applicable Environmental Laws. There is no Action relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened against or affecting any member of the Company Group or any real property or premises currently or formerly owned, operated or leased by any member of the Company Group. No member of the Company Group has received any notice of, or entered into, or assumed by Contract or operation of Law, any obligation, liability, order, settlement, judgment, injunction or decree relating to or arising under Environmental Laws. To the Knowledge of the Company, there are no facts, circumstances or conditions existing with respect to any member of the Company Group or any real property or premises currently or formerly owned, operated or leased by any member of the Company Group or any property or facility to or at which any member of the Company Group transported or arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in any member of the Company Group incurring any Environmental Liability. No member of the Company Group has stored, treated, disposed of, arranged for or permitted the disposal of, transported, handled or released any substance (including any Hazardous Materials) or owned, occupied or operated any Premises or property in a manner that has given or could give rise to any Liabilities (including any Liabilities for response costs, corrective action costs, personal injury, natural resource damages, property damage, or any investigative, corrective or remedial obligations) pursuant to CERCLA or any other Environmental Laws. No property or facility now or, to the Knowledge of the Company, previously owned, occupied or operated by any member of the Company Group, currently is listed or proposed for listing on the National Priorities List or the Comprehensive Environmental Response, Compensation and Liability Information System, both promulgated under CERCLA, or on any analogous state or local registry list and, to the Knowledge of the Company, no off-site location at which any member of the Company Group has disposed or arranged for the disposal of any waste is listed or proposed to be listed on the National Priorities List or on any analogous state or local list. The Company has made available to Parent an accurate list of environmental reports, audits assessments and investigations in the Company Group’s possession or control which relate to the Premises and the real property in the Company Group’s possession or control. To the Company’s Knowledge, there have been no Releases at any real property and there are no above-ground, underground, storage tanks, oil/water separators, sumps, septic systems, or polychlorinated biphenyls (PCBs) or any PCB-containing equipment located on any real property.

3.12 Contracts.
(a) Specified Material Contracts. Except for the Contracts listed as exhibits to the Company Form S-1, no member of the Company Group is a party to, has any obligations, rights or benefits under, or has any of its assets or properties bound by any:
(i) Contracts that purport to limit, curtail or restrict in any material manner the ability of any member of the Company Group or its respective Affiliates to conduct business in any geographic area or line of business or restrict the Persons with whom any member of the Company Group or any of its respective future Subsidiaries or Affiliates may do business;
(ii) Any material partnership or joint venture agreements;
(iii) Any Contracts to perform any material amount of service or sell or lease any material amount of product which grants the other party or any third party “most favored nation” status, “most favored customer” pricing, preferred pricing, exclusive sales, distribution, marketing or other exclusive rights, or rights of first refusal or rights of first negotiation; or
(iv) Contracts relating to the disposition or acquisition of any material amount of assets outside the Ordinary Course of Business or any ownership interest in any entity.
(b) Status of Material Contracts. Each of the Contracts listed on Section 3.12(a) of the Disclosure Schedule (if applicable), each of the Contracts listed as an exhibit to the Company Form S-1, each of the Real Property Leases and each of the IP Contracts (collectively, the “Material Contracts”) is valid and binding on the applicable member(s) of the Company Group and in full force and effect and is enforceable in accordance with its terms by the applicable member(s) of the Company Group. No member of the Company Group is in material breach or material default under any Material Contract. To the Knowledge of the Company, no other party to any Material Contract is in material default thereunder. The Company has not received written notice of any termination or cancellation of any Material Contract. No member of the Company Group has and, to the Knowledge of the Company, no other party to any Material Contract has repudiated any material provision of any Material Contract. No member of the Company Group is disputing and, to the Knowledge of the Company, no other party to such Material Contract is disputing, any material provision of any Material Contract. None of the parties to any Material Contract is renegotiating any material amounts paid or payable to or by any member of the Company Group under such Material Contract or any other term or provision thereof.
(c) Filed Contracts. All Contracts required to be filed by the Company as exhibits to the Company Form S-1, in order for the Company Form S-1 to be in material compliance with the Securities Act, were filed with the Company Form S-1.
3.13 Assets: Title, Sufficiency, Condition. Each member of the Company Group has good, valid and sufficient title to or sole and exclusive leasehold interest in or adequate right to use all of its tangible assets, whether real or personal, that are used in the conduct of the Business or reflected in the Interim Balance Sheet as being owned by such member or acquired after the date thereof (the “Assets”), free and clear of all Liens except Permitted Liens, except for Assets disposed of in the Ordinary Course of Business since the date thereof. The Assets constitute, in all material respects, all of the assets, properties and rights that are used in the conduct of the Business. All of the material fixtures and other material improvements to the Leased Real Property and all of the Company Group’s tangible personal property (i) are in all material respects adequate and suitable for their present uses, (ii) in good working order, operating condition and state of repair (ordinary wear and tear excepted) and (iii) have been maintained in all material respects in accordance with normal industry practice.
3.14 Intellectual Property; Technology; Privacy and Security; Information Systems; Disaster Recovery.
(a) Company Intellectual Property Rights and Company Technology.
(i) The Company Group owns or has the right to use all Company Technology and all Intellectual Property Rights therein to the extent necessary to conduct the Business. Except for (A) the Technology and Intellectual Property Rights licensed or made available to a member of the Company Group pursuant to the Inbound IP Contracts or any other Contract to which any member of the Company Group is party, (B) off the shelf, “click wrap” or “shrink wrap” license agreements for software that is generally commercially available to the public on reasonable terms (“Shrink Wrap Licenses”) and

(C) Public Software, none of the Company Technology or Company Intellectual Property Rights is owned by any third party. Each member of the Company Group exclusively owns all Company Technology and all Company Intellectual Property Rights, in each case, that are owned by such member of or purported to be owned by such member of the Company Group, free and clear of all Liens other than with respect to the Permitted Liens.
(ii) The Company Group has used commercially reasonable efforts to maintain and protect all Proprietary Software (including all source code and system specifications) with appropriate proprietary notices, confidentiality and non-disclosure agreements and such other measures as are reasonably necessary to protect the Intellectual Property Rights contained therein or relating thereto, and none of the source code of any Proprietary Software has been published, disclosed or delivered to any Person by any member of the Company Group or by any employee, consultant, contractor or agent of any member of the Company Group, other than disclosure or delivery to any member of the Company Group or any employee, consultant, contractor or agent of any member of the Company Group engaged in the development of the Proprietary Software for the benefit of any member of the Company Group. No licenses or rights (including contingent rights) have been granted by any member of the Company Group to any Person to access, use or distribute any source code of any Proprietary Software pursuant to any material Contract (within the meaning of Item 601(b)(10) of Regulation S-K promulgated by the SEC) other than pursuant to any Outbound IP Contract. The Company Group has complete and exclusive right, title and interest in and to all Proprietary Software (except as otherwise provided for in this Agreement). There are no material Contracts (within the meaning of Item 601(b)(10) of Regulation S-K promulgated by the SEC) in effect with respect to the marketing, distribution or licensing of the Proprietary Software by any other Person other than pursuant to any IP Contract. None of the Company Technology that is owned or purported to be owned by any member of the Company Group, Proprietary Software, nor any Products is subject to any IP Contract or other contractual obligation that would require any member of the Company Group to publicly divulge any source code or trade secret that is part of the Company Technology that is owned or purported to be owned by any member of the Company Group.
(b) Infringement. Neither (i) the operation of the Business of any member of the Company Group as presently conducted nor (ii) the exploitation of any of the Products and Services or Company Technology by any member of the Company Group has infringed upon, diluted, misappropriated or violated any Intellectual Property Rights of any Person. No member of the Company Group has (x) received any written charge, complaint, claim, demand or notice alleging infringement, dilution, misappropriation or violation of the Intellectual Property Rights of any Person (including any demand to refrain from using or to license any Intellectual Property Rights of any Person in connection with the conduct of the Business), or (y) agreed to, or has any contractual obligation to, indemnify any Person for or against any interference, infringement, dilution, misappropriation or violation with respect to any Intellectual Property Rights except pursuant to any Outbound IP Contract or customary indemnities against infringement dilution, misappropriation or violation of Intellectual Property Rights contained in non-exclusive licenses or Contracts with directors, officers, contractors, consultant, vendors or other service providers entered into in the Ordinary Course of Business. To the Company’s Knowledge and except as set forth in the Company Form S-1, (A) no Person has infringed upon, diluted, misappropriated or violated any Company Intellectual Property Rights at any time since the Reference Date; and (B) there are no pending or, to the Company’s Knowledge, threatened claims against any member of the Company Group challenging any member of the Company Group’s ownership of the Company Intellectual Property Rights or alleging that any of the Company Intellectual Property Rights are invalid or unenforceable.
(c) IP Contracts. The exhibit list to the Company Form S-1 includes each material Contract (within the meaning of Item 601(b)(10) of Regulation S-K promulgated by the SEC) Contract under which any member of the Company Group uses or licenses from third parties Company Technology or Company Intellectual Property Rights and that any Person besides the members of Company Group owns, including Software other than Proprietary Software that is licensed to or used by a member of the Company Group or any of its Affiliates and is related to the Business (“Third Party Software”) (other than Shrink Wrap Licenses and Public Software) (collectively “Inbound IP Contracts”) or under which any member of the Company Group has granted any Person any right or interest in Company Intellectual Property Rights including any right to use or access any item of the Company Technology (the “Outbound IP Contracts”, and together with the

Inbound IP Contracts, the “IP Contracts”). Each member of the Company Group has, as applicable, paid all fees, royalties and other payments applicable to the past and current use or exploitation of Intellectual Property Rights in accordance with the terms of the applicable Inbound IP Contracts and Shrink Wrap Licenses, and no fees, royalties or other payments provided by the Inbound IP Contracts and Shrink Wrap Licenses are due or otherwise will become immediately due as a solely result of, or attributable to, the Transactions.
(d) Confidentiality and Invention Assignments. Each member of the Company Group has maintained commercially reasonable practices designed to ensure the protection of the confidentiality of the Company Group’s confidential information and trade secrets and has required any Employee, Consultant or third party with access, or to whom it has disclosed its confidential information, and who is not otherwise bound by a duty of confidentiality, to execute contracts requiring them to maintain the confidentiality of such information and use such information only in accordance with such contracts. All Employees and Consultants of the Company Group who (i) in the normal course of their duties are involved in the creation of any Company Technology that is owned or purported to be owned by any member of the Company Group that is incorporated in any Products and Services or (ii) have in fact created Company Technology that is owned or purported to be owned by any member of the Company Group that is incorporated in any Products and Services, have executed contracts that irrevocably assign to the applicable member of the Company Group (to the extent permitted by applicable Laws) on a worldwide royalty-free basis all of such Persons’ respective rights, including Intellectual Property Rights relating to such Products and Services. To the Knowledge of the Company, no Employee or Consultant is in violation of any term of any such agreement, including any patent disclosure agreement or other employment contract or any other contract or agreement relating to the relationship of any such Employee or Consultant with a member of the Company Group. All authors of any works of authorship in the Company Technology that is owned or purported to be owned by any member of the Company Group have waived their moral rights and have agreed to a covenant not to assert their moral rights, in each case, to the extent permitted by applicable Laws or such authors prepared such works in jurisdictions that do not recognize moral rights.
(e) Privacy and Data Security.
(i) The Collection and Use and dissemination by each member of the Company Group of any Personal Data within such member of Company Group’s custody or control is in compliance in all material respects with all applicable Information Privacy and Security Laws and all Personal Data Obligations. Each member of the Company Group has consistently posted a privacy policy in a clear and conspicuous location on all websites and any mobile applications owned or operated by such member of the Company Group.
(ii) Each member of the Company Group maintains policies and procedures regarding data security and privacy and maintains administrative, technical and physical safeguards that are commercially reasonable and, in any event, in compliance with all applicable Information and Privacy and Security Laws and all Contracts to which such member of the Company Group is bound. Each member of the Company Group has complied at all times since the Reference Date in all material respects with the terms of all Contracts to which such member of the Company Group is bound relating to data privacy, security or breach notification (including provisions that impose conditions or restrictions on the collection, use, disclosure, transmission, destruction, maintenance, storage, or safeguarding of Personal Data).
(iii) At any time since the Reference Date, to the Knowledge of the Company, there have been no security breaches relating to, or violations of any Information Privacy and Security Law regarding, or any unauthorized access, disclosure, or use of, any Personal Data within a member of Company Group’s custody or control. No notice has been provided to any member of the Company Group by a third party vendor or any other person of any security breach relating to Personal Data that such Person maintains for or on behalf of the Company Group. To the Knowledge of the Company, no member of the Company Group has experienced a loss or unauthorized disclosure, use, or breach of privacy or security of any Personal Data in the custody or control of such member of the Company Group that would have required notice to any third Person (including any Governmental Entity or parties to any Contract) under any applicable Information Privacy and Security Law. No Person (including any

Governmental Authority) has commenced any Action relating to any member of the Company Group’s information privacy or data security practices, or to the Knowledge of the Company, threatened any such Action or made any complaint, investigation, or inquiry relating to such practices.
(iv) Each member of the Company Group has taken commercially reasonable steps to limit access to Personal Data within such member of Company Group’s custody or control to: (x) those Company Group personnel and third-party vendors providing services to or on behalf of the Company Group who have a need to know such Personal Data in the execution of their duties to the applicable member of the Company Group; and (y) such other Persons permitted to access such Personal Data in accordance with the privacy policies and terms of use, all applicable Information Privacy and Security Laws and all Contracts to which such member of the Company Group is bound.
(v) Each member of the Company Group has implemented security measures that are designed to prevent unauthorized access to its computer and information technology networks. All of the Company Group’s security measures are designed to be consistent with the requirements of applicable Laws and are designed to (x) prevent the unauthorized disclosure of confidential information (including Personal Data) of the applicable member of the Company Group, (y) prevent unauthorized access (and immediately terminate such unauthorized access) to the networks and information system of the applicable member of the Company Group and (z) facilitate the applicable member of the Company Group’s identification of the person accessing or attempting to access the networks and information system of the applicable member of the Company Group.
(f) Effect of Transactions on Company Technology Rights or Data Privacy. The Transactions (including the Mergers) shall not adversely affect the ownership of any member of the Company Group (treating, for this purpose, the Surviving Company as a member of the Company Group) of any Company Technology that is owned or purported to be owned by any member of the Company Group or the legal right and ability of any member of the Company Group (treating, for this purpose, the Surviving Company as a member of the Company Group) to continue using the Company Technology in the operation of the Business on or after the Closing to the same extent as the Company Technology is used in the operation of the Business prior to the Closing. The Transactions (including any transfer of Personal Data from the Company Group to Parent at or after the Closing resulting from the Transactions) will not violate in any material respect the relevant privacy policy of the respective member of the Company Group or any applicable Information Privacy and Security Laws.
(g) Information Systems. The Company Group owns, leases or licenses all Information Systems that are used in the Business. In the twelve (12) months preceding the Agreement Date, there have been no material failures, breakdowns, outages or unavailability of such Information Systems and the DR Plans were not activated other than for testing purposes. On and immediately after the Closing, the Information Systems shall be in the possession, custody or control of the Company Group (treating, for this purpose, the Surviving Company as a member of the Company Group), along with all tools, documentation and other materials relating thereto, as existing, in all material respects, immediately prior to the Closing.
(h) Disaster Recovery. The DR Plans are (i) consistent with applicable Laws and (ii) designed to allow each member of the Company Group to resume operations and performance of services promptly and ensure redundancy of all data and information material to the operation of the Company Group that any member of the Company Group is required to maintain pursuant to any Contract, internal policy or applicable Law.
3.15 Related Party/Affiliate Transactions. There are no Liabilities of any member of the Company Group to any Related Party other than ordinary course, Employee- and director-related compensation and reimbursement Liabilities. No Related Party has any interest in any property (real, personal or mixed, tangible or intangible) used by any member of the Company Group in the conduct of the Business. The Company is not subject to any ongoing transactions pursuant to which the Company purchases any services, products or Technology from, or sells or furnishes any services, products or Technology to, any Related Party. All transactions pursuant to which any Related Party has purchased any services, products or Technology from, or sold or furnished any services, products or technology to, any member of the Company Group have been on an arm’s-length basis on terms no less favorable to the applicable member than would be available from an unaffiliated party.
3.16 Certain Business Practices. Neither the Company Group nor any Employee or agent, acting on behalf of the Company Group has (i) used any Company Group funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity, (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (iii) consummated any transaction, made any payment, entered into any Contract or arrangement or taken any other action in violation of Section 1128B(b) of the Social Security Act, as amended, or (iv) made any other unlawful payment of a type similar to those described above in this Section 3.16.
3.17 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the Proxy Statement/Prospectus that will be included in the Form S-4 Registration Statement and will be sent to the stockholders of Parent relating to the Parent Stockholder Meeting and will be sent to the Company Stockholders in order to obtain the Requisite Stockholder Approval will, at the date it, or any amendment or supplement to it, is mailed or sent to stockholders of Parent or the Company and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent or any of its Subsidiaries, including Merger Sub A or Merger Sub B, or to statements made therein based on information supplied by or on behalf of Parent or any of its Subsidiaries (including Merger Sub A or Merger Sub B) for inclusion or incorporation by reference therein).
3.18 Company Form S-1. At the time the Company Form S-1 was filed with the SEC, the Company Form S-1 did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading. The Company has provided Parent with copies of all material written correspondence between the Company and its Representatives, on the one hand, and the SEC or the NYSE, NASDAQ or any division or affiliate thereof or any other National Securities Exchange (as defined under the Exchange Act), on the other hand, with respect to the Company Form S-1 or the transactions contemplated therein.
3.19 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions or any prior actual or potential merger, acquisition or divestiture transaction based upon arrangements made by or on behalf of any member of the Company Group. Notwithstanding anything in this Agreement to the contrary, there are no fees or expenses related to the Transactions payable by any member of the Company Group to any third party other than the Company Transaction Expenses.
3.20 Exclusivity of Representations and Warranties. Except as expressly set forth in this ARTICLE III (as qualified by the Disclosure Schedule), no member of the Company Group or any other Person has made or is making any representation or warranty of any kind, express or implied, at law or in equity, written or oral, in respect of the Company Group, or otherwise, or with respect to any information provided to Parent. All other representations or warranties are hereby disclaimed by the Company.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT
Parent represents and warrants to the Company as of the Agreement Date and as of the Closing Date as follows:
4.1 Organization. Each of Parent and Merger Sub A is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub B is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Since the date of its incorporation or formation, as applicable, neither Merger Sub A nor Merger Sub B has engaged in any activities other than in connection with or as contemplated by this Agreement. Since the date of its formation, Merger Sub B has been classified for all U.S. federal and applicable state and local income tax purposes as an entity which is disregarded as an entity separate from its owner (within the meaning of Treasury Regulations Section 301.7701-3).
4.2 Authority; Non-Contravention.
(a) Each of Parent, Merger Sub A and Merger Sub B has all requisite corporate power and corporate authority to execute and deliver the Transaction Agreements to which it is a party and to perform its obligations thereunder and to consummate the Transactions (including the Mergers). The execution, delivery and performance by each of Parent, Merger Sub A and Merger Sub B of the Transaction Agreements to which it is a party and the consummation by Parent, Merger Sub A and Merger Sub B of the Transactions (including the Mergers) have been duly authorized and approved by Parent’s, Merger Sub A’s and Merger Sub B’s respective board of directors and, except for the Parent Stockholder Approvals, no other corporate action on the part of Parent, Merger Sub A and Merger Sub B is necessary to authorize the execution, delivery and performance by each of Parent, Merger Sub A and Merger Sub B of the Transaction Agreements to which it is a party and the consummation by it of the Transactions (including the Mergers). This Agreement has been, and when delivered, the other Transaction Agreements to which Parent, Merger Sub A and Merger Sub B is a party shall be, duly executed and delivered by Parent, Merger Sub A and Merger Sub B, as applicable. Assuming due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, this Agreement constitutes, and the other Transaction Agreements to which Parent, Merger Sub A and Merger Sub B is a party shall when delivered constitute, the legal, valid and binding obligations of Parent, Merger Sub A and Merger Sub B, enforceable against Parent, Merger Sub A and Merger Sub B in accordance with their respective terms, except to the extent that their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles.
(b) Neither the execution and delivery of the Transaction Agreements to which each of Parent, Merger Sub A and Merger Sub B is a party, nor the consummation by Parent, Merger Sub A and Merger Sub B of the Transactions (including the Mergers), nor compliance by Parent, Merger Sub A and Merger Sub B with any of the terms or provisions thereof, shall (i) violate any provision of the Charter Documents of Parent, Merger Sub A and Merger Sub B or (ii) assuming that the consents and approvals referred to in Section 4.3 are obtained and the filings referred to in Section 4.3 are made, (x) violate any Law applicable to Parent, Merger Sub A and Merger Sub B or any of their respective properties or assets, or (y) constitute a default under (with or without notice or lapse of time, or both), result in the termination of or cancellation under, or result in the creation of any Lien upon any of the respective properties or assets of Parent, Merger Sub A and Merger Sub B under, any of the terms, conditions or provisions of any material Contract to which Parent, Merger Sub A and Merger Sub B is a party, except for such violations, losses, defaults, terminations, cancellations, accelerations or Liens as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.
4.3 Governmental Approvals. No consent, approval or authorization of, or registration, qualification, notice to or filing with, any Governmental Authority is required for the valid execution, delivery and performance of this Agreement or the other Transaction Agreements by Parent, Merger Sub A and Merger Sub B or the consummation by Parent, Merger Sub A and Merger Sub B of the transactions contemplated hereby, except for (i) a filing with the New York Stock Exchange in respect of the shares of Parent Common Stock issuable pursuant to the Transactions (including the Reverse Merger), (ii) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal or state securities laws (including the filing and effectiveness of the Form S-4 Registration Statement) and (iv) compliance with and filings or notifications under the HSR Act or any other applicable Antitrust Laws.
4.4 SEC Documents.
(a) Parent has filed or furnished all reports, schedules, forms, proxy statements, prospectuses, registration statements and other documents required to be filed or furnished by it with the SEC since January 1, 2019, and Parent has made available to the Company (including through the SEC’s EDGAR database) true, correct and complete copies of all such documents (collectively, “Parent’s SEC

Documents”). As of their respective dates (or, if amended or supplemented, as of the date of the most recent amendment or supplement), each of Parent’s SEC Documents complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act and the Sarbanes-Oxley Act of 2002, and any rules and regulations promulgated thereunder, and none of Parent’s SEC Documents, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in Parent’s SEC Documents (the “Parent Financial Statements”) was prepared in accordance with GAAP throughout the periods indicated (except as may be indicated in the notes thereto and except that financial statements included with interim reports do not contain all notes to such financial statements) and each fairly presented in all material respects the consolidated financial position, results of operations and changes in stockholders’ equity and cash flows of Parent and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments which are not expected, individually or in the aggregate, to be material).
(c) Each of Parent and its Subsidiaries maintains systems of internal accounting and financial reporting controls that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that each of Parent and its Subsidiaries maintains records that in reasonable detail accurately and fairly reflect, in all material respects, such member’s transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and such party’s board of directors or equivalent governing body; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of such member’s assets that could have a material effect on the Parent Financial Statements. Parent has no Knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of Parent or any of its Subsidiaries.
4.5 Shares of Common Stock. The shares of Parent Common Stock to be issued and delivered to the Holders in accordance with this Agreement, when so issued and delivered, will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive, subscription or similar rights.
4.6 Availability of Funds. On the Closing Date, Parent will have sufficient cash or other sources of immediately available funds to enable Parent to consummate on a timely basis the Transactions (including the Mergers), including the payment of all of its cash obligation due under this Agreement.
4.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the Proxy Statement/Prospectus will, at the date it, or any amendment or supplement to it, is mailed or sent to stockholders of Parent or the Company and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference therein). The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act.
4.8 Reliance. Parent, Merger Sub A and Merger Sub B have each conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) and assets of the Company Group, and acknowledge that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company Group for such purpose. Parent, Merger Sub A and Merger Sub B acknowledge and agree that: (i) in making their decision to enter into this Agreement and to consummate the transactions contemplated by this Agreement, each of Parent, Merger Sub A and Merger Sub B have relied solely upon their own investigation and the express representations and warranties of the Company set forth in ARTICLE III (including the related portions of the Disclosure Schedule), and disclaim reliance on any other representations and warranties of any kind or nature express or implied (including any such other representations relating to the future or historical financial condition, results of operations, assets or liabilities or prospects of the Company Group); and (ii) none of the Holders, the Company Group or any other Person has made any representation or warranty as to a Holder, the Company Group or the accuracy or completeness of any information regarding the Company Group made available to Parent, Merger Sub A, Merger Sub B and their Representatives, except as expressly set forth in ARTICLE III (including the related portions of the Disclosure Schedule).
4.9 Forward-looking Information. In connection with the due diligence investigation of the Company Group by Parent, Merger Sub A, Merger Sub B and their respective Affiliates, securityholders, or Representatives, Parent, Merger Sub A and Merger Sub B and their respective Affiliates, securityholders, and Representatives have received and may continue to receive after the date hereof from the Company and its Affiliates, securityholders, and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company Group and their businesses and operations. Parent, Merger Sub A and Merger Sub B hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent, Merger Sub A and Merger Sub B will have no claim against the Company, ACS, or any of their Affiliates, securityholders, or Representatives, or any other Person, with respect thereto, including as to the accuracy or completeness of any information provided. Accordingly, Parent, Merger Sub A and Merger Sub B hereby acknowledge that, except for the representations and warranties expressly set forth in ARTICLE III (including the related portions of the Disclosure Schedule), neither the Company, nor ACS or any of their respective Affiliates, securityholders or Representatives has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward looking statements or business plans.
4.10 Tax Treatment of the Mergers. As of the Agreement Date, neither Parent nor the Merger Subs is aware of the existence of any fact, nor has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax-Free Treatment.
ARTICLE V

CERTAIN AGREEMENTS OF THE PARTIES
5.1 Conduct of the Business of the Company Group. Except as contemplated or expressly permitted by this Agreement, (i) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (ii) as required by applicable Law (including COVID-19 Measures) or (iii) as set forth on Schedule 5.1 of the Disclosure Schedule, from the Agreement Date until the Closing or the earlier termination of this Agreement pursuant to ARTICLE VII (Termination) (the “Pre-Closing Period”), the Company shall use commercially reasonable efforts to (A) conduct the Business in the Ordinary Course of Business and in compliance with all applicable Laws, (B) maintain and preserve intact the Business organization and the goodwill of those having business relationships with it (including by using commercially reasonable efforts to maintain the value of its assets and technology and preserve its relationships with Employees, customers, suppliers, strategic partners, licensors, licensees, regulators, landlords and others having business relationships with any member of the Company Group) and retain the services of its present officers, directors and Employees and (C) maintain in full force and effect all insurance policies that are material to the Company Group as in effect on the Agreement Date. In addition, without limiting the generality of the foregoing, during the Pre-Closing Period, except (i) as contemplated or expressly permitted by this Agreement, (ii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as required by applicable Law (including COVID-19 Measures) or (iv) as set forth on Schedule 5.1 of the Disclosure Schedule, no member of the Company Group shall (it being understood that, to the extent any action is permitted to be taken pursuant to the provisions of this Section 5.1, Parent shall not be entitled to assert any claim for breach of another provision of this Section 5.1 with respect to the taking of such action):
(a) issue, sell, grant, dispose of, amend any term of, grant registration rights with respect to, pledge or otherwise encumber any shares of its capital stock or other equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock or other equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock or other equity interests; provided, however, that the Company may issue shares of Company Capital Stock upon the exercise of Company Options or Company Warrants that are outstanding on the Agreement Date, in each case in accordance with the terms thereof;
(b) other than accelerating all Company Options effective as of immediately prior to the Closing, amend (including by reducing an exercise price or extending a term) or waive any of its rights under, or accelerate the vesting under, any provision of the Company Option Plan or any agreement evidencing any option, warrant, convertible security or other right to acquire Company Capital Stock or any restricted stock purchase agreement or any similar or related contract;
(c) redeem, purchase or otherwise acquire or cancel any of its outstanding shares of capital stock or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock or equity interests, except for forfeitures of unvested Company of Options upon termination of service of any service provider;
(d) declare, set aside funds for the payment of or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any shares of its capital stock or other equity interests or make any payments to the Holders in their capacity as stockholders of the Company;
(e) split, combine, subdivide, reclassify or take any similar action with respect to any shares of Company Capital Stock;
(f) form any Subsidiary;
(g) incur, guarantee, issue, sell, repurchase, prepay or assume any (i) Company Debt, or issue or sell any options, warrants, calls or other rights to acquire any debt securities of any member of the Company Group; (ii) obligations of any member of the Company Group issued or assumed as the deferred purchase price of property; (iii) conditional sale obligations of any member of the Company Group; (iv) obligations of any member of the Company Group under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business); (v) obligations of any member of the Company Group for the reimbursement of any obligor on any letter of credit; or (vi) obligations of the type referred to in clauses (i) through (vi) of other Persons for the payment of which any member of the Company Group is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations;
(h) sell, transfer, lease, license, mortgage, encumber or otherwise dispose of or subject to any Lien other than a Permitted Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction), any of its properties or assets, in each case, outside the Ordinary Course of Business and involving properties or assets with an aggregate fair market value in excess of $10,000,000;
(i) make any capital expenditures in excess of $20,000,000 in the aggregate;
(j) acquire or agree to acquire in any manner (whether by merger or consolidation, the purchase of an equity interest in or a material portion of the assets of or otherwise) any business or any corporation, partnership, association or other business organization or division thereof other than the acquisition of inventory and equipment in the Ordinary Course of Business;
(k) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance funds to any Person (other than travel and similar advances to its Employees in the Ordinary Course of Business);
(l) with respect to Contracts, (i) enter into, adopt, terminate, modify, renew or amend (including by accelerating material rights or benefits under) any Material Contract (or any Contract that would constitute a Material Contract if in effect on the Agreement Date) other than in the Ordinary Course of Business, (ii) enter into or extend the term or scope of any Contract that purports to restrict any member of the Company Group, or any current or future Subsidiary of any member of the Company Group, from engaging in any line of business or in any geographic area, (iii) enter into any Material Contract (or any Contract that would constitute a Material Contract if in effect on the Agreement Date) that would be breached by, or require the consent of any third party in order to continue in full force following, consummation of the Transactions, or (iv) release any Person from, or modify or waive any material provision of, any confidentiality or non-disclosure agreement;
(m) (i) hire or terminate any employees, except for the termination of any employee for legitimate business purposes, (ii) increase the annual level of compensation payable or to become payable by any member of the Company Group to any of its directors or Current Employees other than in the Ordinary Course of Business, (iii) grant any bonus, benefit or other compensation to any Current Employee or Current Consultant, except as required by the terms of this Agreement or in the Ordinary Course of Business, (iv) increase the coverage or benefits available under or otherwise modify or amend or terminate any (or create any new) Company Plan, except as required by the terms of this Agreement, applicable Law or by the terms of any Company Plan, (v) enter into any employment, deferred compensation, severance, consulting, non-competition or similar agreement to which any member of the Company Group is a party (or amend any such agreement in any respect) with a Current Employee or Current Consultant, except, in each case, as required by the terms of this Agreement, applicable Law from time to time in effect or by the terms of any Company Plan or (vi) enter into any transactions pursuant to which any Related Party purchases any services, products or technology from, or sells or furnishes any services, products or technology to, any member of the Company Group;
(n) make, change or revoke any material election concerning Taxes or Tax Returns, file any amended Tax Return or any Tax Return in a manner materially inconsistent with past practice, enter into any closing agreement or Contract with any Taxing Authority with respect to Taxes, settle any Tax claim or assessment (other than by paying Taxes in the Ordinary Course of Business), take any affirmative action to surrender any right to claim a refund of a material amount of Taxes, request any Tax ruling or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes;
(o) make any changes in financial or tax accounting methods, principles or practices (or change an annual accounting period), except as required by applicable Law;
(p) amend the Company Charter Documents;
(q) adopt a plan or agreement for or carry out any complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization other than as required by the provisions of the Transaction Agreements;
(r) initiate, settle, agree to settle, waive or compromise any material Action;
(s) accelerate, beyond the normal collection cycle, collection of accounts receivable or delay beyond normal payment terms payment of any accounts payable, other than in the Ordinary Course of Business;
(t) accelerate or defer the construction of any premises;
(u) accelerate or defer the purchase of fixtures, equipment, leasehold improvements or other capital expenditures, other than in the Ordinary Course of Business;
(v) grant or agree to grant any license to any of the Company Group’s Intellectual Property Rights, other than in the Ordinary Course of Business;
(w) hire, appoint or terminate any director or officer of any member of the Company Group;
(x) enter into any lease (either as lessor or lessee) or other form of use or occupancy agreement for the use or occupancy of any real property or amend, in any respect, or terminate any of the Real Property Leases; or
(y) obligate any member of the Company Group to take any of the foregoing actions.
Nothing contained in this Agreement shall give Parent, Merger Sub A or Merger Sub B, directly or indirectly, rights to control any operations of any member of the Company Group prior to the Closing or require the Company Group to do or not do something that it reasonably believes will violate applicable Law.
5.2 Conduct of the Business of Parent. Except as contemplated or expressly permitted by this Agreement, (ii) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), or (iii) as required by applicable Law (including COVID-19 Measures), during the Pre-Closing Period, Parent shall use commercially reasonable efforts to (A) conduct its business in compliance with all applicable Laws, (B) maintain and preserve intact its business organization and the goodwill of those having business relationships with it (including by using commercially reasonable efforts to maintain the value of its assets and technology and preserve its relationships with employees, customers, suppliers, strategic partners, licensors, licensees, regulators, landlords and others having business relationships with Parent or any Subsidiary) and (C) maintain in full force and effect all insurance policies that are material to the Parent Group as in effect on the Agreement Date. In addition, without limiting the generality of the foregoing, during the Pre-Closing Period, except (i) as contemplated or expressly permitted by this Agreement, (ii) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned) or (ii) as required by applicable Law (including COVID-19 Measures), neither Parent nor any Subsidiary of Parent shall (it being understood that, to the extent any action is permitted to be taken pursuant to the provisions of this Section 5.2, the Company shall not be entitled to assert any claim for breach of another provision of this Section 5.2 with respect to the taking of such action):
(a) split, combine, subdivide, reclassify or take any similar action with respect to any shares of capital stock of Parent in a manner that has a material adverse effect on Parent’s ability to consummate the Transactions;
(b) adopt a plan or agreement for, or carry out, (i) any complete or partial liquidation, dissolution, restructuring or recapitalization or, (ii) to the extent it would reasonably be expected to have a material adverse effect on Parent’s ability to consummate the Transactions, any merger, consolidation or other reorganization;
(c) acquire or agree to acquire in any manner (whether by merger or consolidation, the purchase of an equity interest in or a material portion of the assets of or otherwise) any business or any corporation, partnership, association or other business organization or division thereof, to the extent it would reasonably be expected to have a material adverse effect on Parent’s ability to consummate the Transactions;
(d) declare, set aside funds for the payment of or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any shares of the capital stock of Parent or make any payments to the stockholders of Parent in their capacity as such;
(e) make any investment (by contribution to capital, property transfers, purchase of securities or otherwise) in, or loan or advance funds to, any Person to the extent it would reasonably be expected to have a material adverse effect on Parent’s ability to consummate the Transactions, any merger, consolidation or other reorganization; or
(f) amend the organizational documents of Parent in a manner that has an adverse effect on Parent’s ability to consummate the Transactions.
Nothing contained in this Agreement shall require the Parent Group to do or not do something that it reasonably believes will violate applicable Law.
5.3 Form S-4 Registration Statement; Proxy Statement/Prospectus.
(a) As promptly as practicable after the Agreement Date, Parent and the Company shall jointly prepare, and each of Parent and the Company shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the other Party and shall otherwise reasonably assist and cooperate with the other in connection with the preparation, filing and distribution of the Form S-4 Registration Statement and the proxy statement/prospectus to be filed with the SEC as part of the Form S-4 Registration Statement and sent to (i) the Parent stockholders relating to the Parent Stockholder Meeting and (ii) the Company Stockholders for purposes of obtaining the Requisite Stockholder Approval (such proxy statement/prospectus, together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”). Parent shall file with the SEC, as promptly as practicable after the Agreement Date, the Form S-4 Registration Statement, which shall include the Proxy Statement/Prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in connection with the Reverse Merger and the other matters to be considered by the Parent stockholders and the Company Stockholders. Each of Parent and the Company will use their respective reasonable best efforts to (i) cause the Form S-4 Registration Statement, when filed, to comply with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC or its staff concerning the Form S-4 Registration Statement, (iii) have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and (iv) keep the Form S-4 Registration Statement effective for so long as necessary to complete the Transactions. On or after the Agreement Date but prior to the initial mailing of the Proxy Statement/Prospectus to the Parent stockholders, Parent shall set a record date (the “Parent Record Date”) for determining the Parent stockholders entitled to attend the Parent Stockholder Meeting. Parent will cause the Proxy Statement/Prospectus to be mailed to each Parent stockholder as of the Parent Record Date as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act.
(b) No filing of, or amendment or supplement to, the Form S-4 Registration Statement, or response to SEC comments with respect thereto, will be made by Parent without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed).
(c) Parent will promptly notify the Company upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 Registration Statement, and will, as promptly as practicable after receipt thereof, provide the Company with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 Registration Statement or the Proxy Statement/Prospectus received from the SEC and advise the other on any oral comments with respect to the Form S-4 Registration Statement received from the SEC. Parent will advise the Company, promptly after Parent receives notice thereof, of the time of effectiveness of the Form S-4 Registration Statement (the date on which such effectiveness shall occur, the “Effectiveness Date”) and the issuance of any stop order relating thereto or the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Transactions, and Parent and the Company will use their respective reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.
(d) Parent and the Company will also use their respective reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the Transactions. Each of Parent and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (i) the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) the Proxy Statement/Prospectus will, at the date it is first mailed or sent to Parent’s stockholders and the Company Stockholders and at the time of the Parent Stockholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Closing any information relating to Parent, the Company or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to the Form S-4 Registration Statement, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and each of Parent and the Company shall use its reasonable best efforts to cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by law, disseminated to Parent’s stockholders.
5.4 Parent Stockholder Approvals; Company Stockholder Approvals.
(a) Parent shall, as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act, give notice of and convene and hold a special meeting of Parent’s stockholders (the “Parent Stockholder Meeting”) in accordance with Parent’s Charter Documents for the purposes of obtaining the following (the “Parent Stockholder Approvals”) which Parent shall, through its board of directors and subject to Section 5.4(d) below, recommend to Parent’s stockholders: (i) approval of the Mergers and the other Transactions; (ii) adoption and approval of this Agreement and the other

Transaction Agreements to which Parent or any of its Subsidiaries is a party; (iii) adoption and approval of any other proposals as the SEC (or staff members thereof) may indicate are necessary in its comments to the Form S-4 Registration Statement or in correspondence related thereto, and of any other proposals reasonably agreed by Parent and the Company as necessary or appropriate in connection with the Transactions; (iv) approval of the issuance of Parent Common Stock as contemplated by this Agreement in connection with the Reverse Merger, including the Milestone Shares; (v) approval for any financing activities relating to the Transaction (including the Mergers); and (vi) the adjournment of the Parent Stockholder Meeting, if necessary, in the circumstances set forth in Section 5.4(b) below (the “Parent Board Recommendation”). Parent shall use its reasonable best efforts to obtain from its stockholders the Parent Stockholder Approvals, including by actively soliciting proxies.
(b) The Parent Stockholder Meeting will initially be scheduled to be convened within forty (40) days of the Effectiveness Date. Notwithstanding the foregoing, the Company acknowledges that Parent may postpone or adjourn the Parent Stockholder Meeting (i) to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approvals because at the scheduled time of the Parent Stockholder Meeting there are not sufficient votes to approve and adopt any of the Parent Stockholder Approvals, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Parent has determined after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent’s stockholders prior to the Parent Stockholder Meeting; provided, that, except as required by applicable Law, the Parent Stockholder Meeting shall not be postponed, recessed or adjourned to a date that is (A) more than thirty (30) days after the date on which the Parent Stockholder Meeting was originally scheduled or (B) less than five (5) Business Days prior to the Outside Date, in each case without the prior written consent of the Company.
(c) Except as permitted by Section 5.4(d) below, neither the Parent Board nor any committee thereof shall (i) withhold or withdraw (or qualify or modify in any manner adverse to the Company), or publicly propose to withhold or withdraw (or qualify or modify in any manner adverse to the Company) the Parent Board Recommendation, (ii) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus, or (iii) fail to publicly reaffirm the Parent Board Recommendation within 10 days after receiving a written request to do so from the Company (or, if sooner, prior to the then-scheduled Parent Stockholders Meeting) (any action described in Section 5.4(c) being referred to as a “Parent Adverse Recommendation Change”).
(d) Notwithstanding the foregoing, prior to obtaining the Parent Stockholder Approval, the Parent Board (or any duly authorized committee thereof) may effect a Parent Adverse Recommendation Change, but only in response to a Parent Intervening Event and only if (i) the Parent Board (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that the failure to take such action would be inconsistent with the Parent’s directors’ fiduciary duties under applicable Law; (ii) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change due to the occurrence of a Parent Intervening Event (which notice shall specify and describe the Parent Intervening Event in reasonable detail and which notice shall not constitute a Parent Adverse Recommendation Change); (iii) for a period of three (3) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.4(d), Parent shall have made Parent Representatives available to discuss and negotiate in good faith (in each case to the extent Company desires to negotiate), with Company Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer be inconsistent with Parent’s directors’ fiduciary duties under applicable Law (it being understood and agreed that any material change to the facts and circumstances relating to the Parent Intervening Event shall require a new notice and a new negotiation period (except that such new negotiation period shall be for two (2) Business Days)); and (iv) no earlier than the end of the negotiation period, the Parent Board (or any duly authorized committee thereof) shall have determined in good faith (after consultation with its outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with the Parent’s directors’ fiduciary duties under applicable Law. In no event shall the making of a Parent Adverse Recommendation Change affect in any manner the obligation of Parent to convene the Parent Stockholder Meeting and obtain a vote of the Parent stockholders on the matters to be considered at such meeting.

(e) The Company shall, as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act, distribute to each Company Stockholder the Proxy Statement/Prospectus and a written consent (in form and substance reasonably acceptable to Parent) in accordance with applicable provisions of the DGCL and the Company’s Charter Documents for the purposes of obtaining the following (the “Company Stockholder Approvals”) which Company shall, through its board of directors, recommend to the Company Stockholders: (i) approval of the Mergers and the other Transactions; and (ii) adoption and approval of this Agreement and the other Transaction Agreements to which the Company is a party (including specific approval of the Holders’ Representative and the provisions of this Agreement with respect thereto); provided, however, that such effort shall in no way limit or adversely affect the receipt of the Requisite Stockholder Approval represented by the Written Consent. In addition, the Company shall take all actions that may be required or appropriate to implement the provisions of Section 3 of that certain Amended and Restated Voting Agreement dated December 11, 2019 among the Company and the “Stockholders” identified therein (Drag-Along Right). With respect to any payments and/or benefits that may constitute “parachute payments” under Section 280G of the Code with respect to any Employees, the Company shall submit such parachute payments to the Company Stockholders for approval, with the understanding that the solicitation materials for such approval will not be included as part of the Proxy Statement/Prospectus but instead be distributed as a separate solicitation package to the Company Stockholders.
5.5 Appropriate Action; Consents; Filings.
(a) Subject to the terms and conditions of this Agreement, the Parties will reasonably cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to consummate the transactions contemplated by this Agreement prior to the Outside Date and to cause the conditions to the Mergers set forth in ARTICLE VI to be satisfied as promptly as reasonably practicable prior to the Outside Date, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable prior to the Outside Date: (i) the obtaining of all actions or non-actions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any Governmental Authority or other Person that are or may become necessary, proper or advisable in connection with the consummation of the Transactions contemplated by this Agreement, including the Mergers (the “Regulatory Approvals”); (ii) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Authorities) that are or may become necessary, proper or advisable in connection with the consummation of the Transactions, including the Mergers; (iii) the taking of all steps as may be necessary, proper or advisable to obtain an approval from, or to avoid an Action by, any Governmental Authority or other Person in connection with the consummation of the Transactions, including the Mergers; and (iv) the defending of any Actions, whether judicial or administrative, challenging this Agreement or that would otherwise prevent or delay the consummation of the Transactions, including the Mergers, performed or consummated by each party in accordance with the terms of this Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any Governmental Authority vacated or reversed. The Company shall use commercially reasonable efforts to obtain the consent, approval or waiver with respect to Material Contracts in connection with the consummation of the Transactions from third Persons to the extent reasonably requested by Parent after consulting with the Company in good faith regarding the request. Each of the Parties shall, in consultation and cooperation with the other Parties and as promptly as reasonably practicable, but in any event within ten (10) Business Days after the Agreement Date, make its respective filings under the HSR Act, and make any other applications and filings as reasonably determined by the Company and Parent under other applicable Antitrust Laws with respect to the Transactions, as promptly as practicable, but in no event later than as required by Law. Parent shall pay all filing fees and other charges for the filings required under any Antitrust Law by the Company or Parent with respect to the Transactions (the “Regulatory Filing Fees”). Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), none of the Company or any of its Subsidiaries or Affiliates will grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment, to any Person (other than filing fees to any Governmental Authority) in connection with seeking or obtaining its consent to any of the Transactions.

(b) In connection with and without limiting the efforts referenced in Section 5.5(a), each of the Parties will (i) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents; (ii) give the other reasonable prior notice of any such filing, submission or other document and, to the extent reasonably practicable, of any communication with or from any Governmental Authority regarding the Transactions, and permit the other to review and discuss in advance, and consider in good faith the views, and secure the participation, of the other in connection with any such filing, submission, document or communication; and (iii) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Authority or in connection with any Action initiated by a Governmental Authority or private party, including informing the other Parties as soon as practicable of any such investigation, inquiry or Action, and consulting in advance, to the extent practicable, before making any presentations or submissions to a Governmental Authority, or, in connection with any Action initiated by a private party, to any other Person. In addition, each of the Parties will give reasonable prior notice to and consult with the other in advance of any meeting, conference or substantive communication with any Governmental Authority, or, in connection with any Action by a private party, with any other Person, and to the extent not prohibited by applicable Law or by the applicable Governmental Authority or other Person, and to the extent reasonably practicable, not participate or attend any meeting or conference, or engage in any substantive communication, with any Governmental Authority or such other Person in respect of the Transactions without the other Party (as between Parent and the Company), and in the event either Parent or the Company is prohibited from, or unable to participate, attend or engage in, any such meeting, conference or communication, keep such Party apprised with respect thereto. Each Party shall furnish to the other Parties copies of all filings, submissions, correspondence and communications between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff (or any other Person in connection with any Action initiated by a private party), on the other hand, with respect to the Transactions. Each Party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may reasonably redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of the Company and its Subsidiaries or Parent and its Subsidiaries conducted in connection with the approval and adoption of this Agreement and the negotiations and investigations leading thereto, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege or (E) comply with applicable Law.
(c) The Parties shall consult with each other with respect to obtaining all permits and consents necessary to consummate the Transactions, including the Mergers.
(d) Each of the Parties agrees that, during the Pre-Closing Period, it shall not, and shall ensure that none of its Subsidiaries shall, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture, business combination or other transaction or take or omit to take any action that would reasonably be expected to materially delay or prevent the effectiveness of the Form S-4 or the consummation of the Transactions.
(e) Notwithstanding anything in this Agreement to the contrary and for the avoidance of doubt, the Holders’ Representative shall not have any obligations under this Section 5.5.
5.6 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be agreed upon by Parent and the Company. Following such initial press release, unless otherwise required by (a) applicable Law, (b) stock exchange requirements, or (c) any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement or the Transactions, no Party to this Agreement shall at any time make any public announcement or disclosure in respect of this Agreement or the Transactions or otherwise communicate with any news media with respect to this Agreement or the Transactions without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that, Parent shall be permitted to (i) respond to questions or provide a summary or update relating to, or discuss the benefits of, the Transactions in calls or meetings with Parent’s analysts, investors or attendees of any industry conference and, (ii) with advance notice to the Company, make any public announcement or statement and issue any press release that provides a summary or update relating to the Transactions.

5.7 Access to Information. Subject to the requirements of applicable Law (including any COVID-19 Measures), from time to time during the Pre-Closing Period, each of the Company and Parent shall, and shall cause other members of the Company Group and Parent Group to, afford to the other and its Representatives reasonable access during normal business hours upon reasonable advance notice to (a) such Party’s premises, books, reports, Contracts, assets, filings with and applications to Governmental Authorities, records and correspondence (in each case, whether in physical or electronic form) and (b) to the Representatives of such Party as the other Party may reasonably request and such Party shall furnish promptly to the other Party all information and documents concerning such Party’s business, financial condition and operations, properties and personnel related to the consummation of the Transactions or the ownership or operation of Parent’s business as the other Party may reasonably request and the other Party shall be allowed to make copies of such information and documents,provided, that, the Company, Parent and their respective Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party; provided, further, that (i) the Company and Parent (or their respective Subsidiaries) shall not be obligated to provide such access or information if the Company or Parent, as applicable, determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract with a third party or obligation of confidentiality owing to a third party, jeopardize the protection of the attorney-client privilege or expose such party to risk of liability for disclosure of sensitive or personal information (provided, that, the withholding party shall use its reasonable best efforts to allow for providing such access or information (or as much of it as possible) in a manner that does not violate applicable Law or a Contract or obligation of confidentiality, jeopardize the protection of the attorney-client privilege or expose such party to risk of liability for disclosure of sensitive or personal information, including by (A) using its reasonable best efforts to obtain the required consent of any third party to provide such access or information or (B) entering into a customary joint defense or common interest agreement) and (ii) in each case, such access may be limited to the extent the Company or Parent reasonably determines, in light of COVID-19 or COVID-19 Measures, that such access would jeopardize the health and safety of any employee of the Company or Parent, as applicable, or its Subsidiaries. The Parties acknowledge that the information exchanged pursuant to this Section 5.7 will be subject to the terms of the Mutual Nondisclosure Agreement, dated as of March 1, 2020, between Parent and the Company (as it may be amended from time to time) (the “Existing NDA”).
5.8 Notification of Certain Matters. Each of Parent and the Company shall provide prompt written notice to the other upon becoming aware (a) that any representation or warranty made by it in this Agreement was inaccurate when made or subsequently has become inaccurate and that would make the timely satisfaction of the conditions in Section 6.1(a) or Section 6.2(a), as applicable, impossible or unlikely, (b) of any failure by it to comply with or satisfy any of its covenants or agreements hereunder and that would make the timely satisfaction of the condition in Section 6.1(b) or Section 6.2(b) impossible or unlikely, (c) of the occurrence or nonoccurrence of any event that would reasonably be expected to cause any condition precedent to any obligation of the other to consummate the Transactions (including the Mergers) not to be satisfied at or prior to the Closing Date, (d) of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions (including the Mergers), to the extent such consent is not already contemplated by this Agreement or the Disclosure Schedule, (e) of any notice or other communication from any Governmental Authority in connection with the Transactions (including the Mergers), or (f) of the commencement or written threat of commencement of any Action regarding the Transactions (including the Mergers) or otherwise relating to the Company Group or the Business; provided, however, that neither the delivery of any notice pursuant to this Section 5.8 nor obtaining any information or knowledge in any investigation pursuant to Section 5.7 or otherwise shall (i) cure any breach of, or non-compliance with, any representation or warranty requiring disclosure of such matter, or any breach of any other provision of this Agreement, (ii) amend or supplement the Disclosure Schedule or (iii) limit the remedies available to the Party receiving, or entitled to receive, such notice.
5.9 Tax Matters.
(a) Parent shall timely file or cause to be timely filed (taking into account all extensions properly obtained) all Tax Returns of the Company Group that are first due (taking into account all extensions properly obtained) after the Closing Date and that relate in whole or in part to a Pre-Closing Tax Period (each, a “Parent Prepared Return”), and Parent shall timely remit or cause to be timely remitted any Taxes due in respect of such Parent Prepared Returns. To the extent any Parent Prepared Return relates in whole or part to a Pre-Closing Tax Period, each such Parent Prepared Return shall (i) be prepared in a manner consistent with the past practice of the Company Group (ii) include all Transaction Deductions on the income Tax Return of the Company for the taxable period that includes the Closing Date to the extent permitted by applicable Law, and (iii) be prepared in a manner consistent with the Intended Tax-Free Treatment, unless otherwise required by applicable Law. In the event that any item reflected on any Parent Prepared Return could increase the amount of Taxes included in Closing Net Working Capital or Company Transaction Expenses or result in an Offset Right for such Taxes by the Parent Indemnified Persons under Section 8.2, Parent will submit such Parent Prepared Return to the Holders’ Representative for review and comment at least thirty 30 days prior to the due date for filing such Parent Prepared Return (or, if such due date is within 60 days following the Closing Date, as promptly as practicable following the Closing Date), and will not file any such Parent Prepared Return without the consent of the Holders’ Representative, which consent will not be unreasonably withheld, conditioned or delayed.
(b) For all purposes of this Agreement, in the case of any Straddle Period, the amount of Taxes of the Company Group that are allocable to the portion of a Straddle Period ending on and including the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one of which ended at the close of the Closing Date and the other of which began at the beginning of the day following the Closing Date, and (i) Taxes based on, or computed with respect to, net income or earnings, gross income or earnings, payroll, capital or net worth, or any other Taxes resulting from or imposed on, sales, receipts, uses, transfers or assignments of property or other assets, payments or accruals to other Persons (including wages) or any other similar transaction or transactions of any member of the Company Group for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Company or such Subsidiary were closed at the close of the Closing Date and (ii) in the case of all other Taxes, such Taxes shall be equal to the product of the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period before and including the Closing Date and the denominator of which is the total number of calendar days in the entire Straddle Period.
(c) Without the prior written consent of the Holders’ Representative (such consent not to be unreasonably withheld, conditioned or delayed), Parent will not: (i) except for Tax Returns that are filed in accordance with Section 5.9(a), file or amend, or permit the Company, the Surviving Company or any of their Affiliates to file or amend any Tax Return of the Company Group relating to a taxable period (or portion thereof) ending on or prior to the Closing Date; (ii) with respect to Tax Returns filed pursuant to Section 5.9(a), after the date such Tax Returns are filed pursuant to Section 5.9(a), amend or permit the Company, the Surviving Company or any of their Affiliates to amend any such Tax Return; (iii) extend or waive, or cause to be extended or waived, or permit the Company, the Surviving Company or any of their Affiliates to extend or waive, any statute of limitations or other period for the assessment of any Tax or deficiency related to a taxable period (or portion thereof) of any member of the Company Group ending on or prior to the Closing Date; (iv) make or change any election or change any method of accounting with respect to Taxes with retroactive effect to a taxable period (or portion thereof) ending on or prior to the Closing Date for any member of the Company Group; (v) initiate discussions or examinations with any Taxing Authority (including any voluntary disclosures) regarding Pre-Closing Taxes or (vi) except as explicitly contemplated by this Agreement, engage in any transaction on the Closing Date after the Closing outside the Ordinary Course of Business and consistent with the Company’s past practice; provided that the restrictions in clauses (i) through (vi) of this sentence will apply only to the extent that such action would have the effect of increasing the amount of Taxes included in Closing Net Working Capital or Company Transaction Expenses or resulting in an Offset Right for such Taxes by the Parent Indemnified Persons under Section 8.2.
(d) Parent will give prompt written notice to the Holders’ Representative of the assertion of any claim, or the commencement of any Action, with respect to: (x) any Tax Return of any member of the Company Group that relates solely to one or more taxable periods ending on or prior to the Closing Date; or (y) any Tax liability of any member of the Company Group for which the Holders are partially or wholly responsible under this Agreement (each, a “Tax Claim”).
(i) With respect to any Tax Claim that relates solely to taxable periods that end on or before the Closing Date, the Holders’ Representative may, at the Holders’ expense, upon written notice to Parent, assume the defense of any such Tax Claim; provided that in order to assume such defense, the Holders’

Representative: (A) must provide such written notice within 10 Business Days after Parent gives notice of the assertion of the Tax Claim; (B) will keep Parent reasonably informed concerning the progress of such Tax Claim, including providing copies of all correspondence and other documents relevant to such Tax Claim; (C) will consult with Parent upon Parent’s reasonable request for such consultation from time to time with respect to such Tax Claim; and (D) will not, without Parent’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), agree to any settlement with respect to any Tax if such settlement could adversely affect any Tax liability of Parent or any Affiliate of Parent in any Tax period ending after the Closing Date. If the Holders’ Representative assumes such defense, Parent will have the right (but not the duty) to participate in the defense thereof and to employ counsel (which will include participation in meetings with Taxing Authorities and review and comment on written submissions to Taxing Authorities), at its own expense, separate from the counsel employed by the Holders’ Representative (on behalf of the Holders). The right of the Holders’ Representative to assume any such defense pursuant to this Section 5.9(d)(i) shall terminate at the time that there are not any remaining Milestone Shares subject to the Offset Right.
(ii) With respect to any Tax Claim that the Holders’ Representative does not or cannot elect to control pursuant to Section 5.9(d)(i), Parent will control such Tax Claim; provided that Parent: (A) will keep the Holders’ Representative reasonably informed concerning the progress of such Tax Claim, including providing copies of all correspondence and other documents relevant to such Tax Claim; (B) will consult with the Holders’ Representative upon the Holders’ Representative’s reasonable request for such consultation from time to time with respect to such Tax Claim; and (C) with respect to any Tax that could increase the amount of Taxes included in Closing Net Working Capital or result in an Offset Right for such Taxes by the Parent Indemnified Persons under Section 8.2(a)(vii) will not, without the Holders’ Representative’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), agree to any settlement and (2) will provide the Holders’ Representative with the right (but not the duty) to participate in the defense of any such Tax Claim (which will include participation in meetings with Taxing Authorities and review and comment on written submissions to Taxing Authorities) and to employ counsel, at the Holders’ expense, separate from the counsel employed by Parent.
(iii) In the event of any conflict between the provisions of this Section 5.9(d), and the provisions of Section 8.3(i), the provisions of this Section 5.9, shall control.
(e) Any transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes and real property transfer Taxes and including any filing and recording fees, but not, for the avoidance of doubt, any capital gain Taxes) incurred in connection with this Agreement and the Transactions (“Transfer Taxes”) will be borne by Parent. Parent and the Holders’ Representative shall cooperate with each other in the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any Transfer Taxes.
(f) For all applicable Tax purposes, the Parties agree to, and no party shall take any action or filing position inconsistent with, the following Tax treatment of the items specified below:
(i) The Expense Fund Amount shall be treated as having been received and voluntarily set aside by the Holders on the Closing Date, and no Tax withholding or reporting shall be required in connection with the distribution of any portion of the Expense Fund to the Holders.
(ii) Any payments made in respect of Company Options pursuant to this Agreement (A) shall be treated as compensation paid by the Company as and when received by the holder thereof to whom such payment is due (which, for the avoidance of doubt, shall be the Closing Date with respect to the Expense Fund Amount), (B) shall be net of any Taxes withheld pursuant to Section 2.17, and (C) shall, in respect of payments attributable to Employee Options only, be made through the Surviving Company’s (or any Affiliate thereof or successor thereto) standard payroll procedures in accordance with Section 2.7 (provided, however, that payments of the release of the Expense Fund Amount in respect of Company Options shall be made directly by the Surviving Company (or any Affiliate thereof or successor thereto) and not through its payroll). Any applicable withholding Taxes in respect of the portion of the Expense Fund Amount borne by the Holders in respect of Company Options shall be withheld from their Cash Portion Per Company Option.
5.10 Employee Matters and Company Plans.
(a) Continuing Employees. Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall be deemed to give rise to any obligation by Parent to retain any Current Employee, any group of Current Employees of the Company Group or any Company Plan following the Closing Date. Current Employees of the Company Group who continue in employment immediately following the Effective Time (the “Continuing Employees”) who become eligible to participate in any welfare benefit plan or pension plan (intended to qualify under Section 401(a) of the Code) of Parent (each a “Parent Plan”) shall receive credit for purposes of eligibility and vesting for years of service with the Company Group prior to the Closing to the extent that such service was recognized under the corresponding Company Plan prior to the Closing; provided that such service shall not be recognized if and to the extent that it would result in the duplication of benefits or is not possible or practical under a Parent Plan. For clarity, service credit shall not be given for benefit accrual, early retirement subsidies or entitlement purposes under any Parent Plan and shall not be given for any purpose under any Parent plans or programs other than welfare benefit plans or pension plans, including any equity plans, but excluding any personal time off plans, severance plans and vacation programs.
(b) To the extent permitted by the applicable Parent Plans, Parent shall cause (i) to be waived all pre-existing condition exclusions and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any Parent Plans to the extent waived or satisfied by a Continuing Employee (or covered dependent thereof) under any Company Plan as of the Closing and (ii) any deductible, co-insurance and covered out-of-pocket expenses paid on or before the Closing by any Continuing Employee (or covered dependent thereof) to be taken into account for purposes of satisfying the corresponding deductible, coinsurance and maximum out-of-pocket provisions after the Closing under any applicable Parent Plan in the same plan year in which the Closing occurs.
(c) Company Plans. The Company Group shall cease contributions to and terminate all of the Company Plans effective immediately prior to Closing (one day prior to Closing in the case of any Company Plan intended to qualify under Section 401(a) of the Code). Any such cessation or termination shall be undertaken (i) in accordance with the governing documents and Contracts for the Company Plans (including through plan amendment) and (ii) in conformance with applicable Laws.
(d) No Limitation. This Section 5.10 is not intended to amend any benefit plans or arrangements of Parent or any of its Subsidiaries, to limit the ability of Parent or any of its Subsidiaries to amend, modify or terminate any of such benefit plans or arrangements or to confer third-party beneficiary rights on any Person (including any Current Employee or any beneficiary or dependent thereof).
5.11 No Negotiations, Etc.
(a) Except as provided in Section 5.11(a), during the Pre-Closing Period, the Company shall not, shall cause each other member of the Company Group and its Representatives not to, and shall advise the Holders and their respective Representatives (other than the Holders’ Representative) not to, directly or indirectly solicit, initiate or enter into any discussions, negotiations or commitments or continue in any way any discussions or negotiations with any Person or group of Persons regarding any Competing Transaction. The Company shall promptly but not later than forty-eight (48) hours following the occurrence of the relevant event notify Parent orally and in writing if any inquiries, proposals or requests for information concerning a Competing Transaction are received by any member of the Company Group, the Holders or any of their respective Representatives (other than the Holders’ Representative). The written notice shall include a summary of the material terms and conditions of such inquiry proposal or request. For the avoidance of doubt, the provisions of this Section 5.11(a) shall not prohibit the Company from securing financing in accordance with Schedule 5.1.
(b) Notwithstanding the foregoing, at any time prior to obtaining the Requisite Stockholder Approval in respect of this Agreement and the Mergers (including pursuant to the Written Consent), if the Company receives a written Company Competing Transaction Proposal from a third party and the receipt of such

Company Competing Transaction Proposal was not initiated, sought, solicited, knowingly encouraged or knowingly induced or knowingly facilitated in violation of Section 5.11, then the Company may (i) contact the Person who has made such Company Competing Transaction Proposal and its Representatives in order to clarify the terms of such Company Competing Transaction Proposal so that the Company’s Board of Directors (or any duly authorized committee thereof) may inform itself about such Company Competing Transaction Proposal, (ii) furnish information concerning its business, properties or assets to the Person who has made such Company Competing Transaction Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement (provided, that, all such information has previously been furnished to Parent or is furnished to Parent prior to or substantially concurrently with the time it is furnished to such Person) and (iii) negotiate and participate in discussions and negotiations with the Person who has made such Company Competing Transaction Proposal and its Representatives concerning such Company Competing Transaction Proposal, if, in the case of each of clauses (ii) and (iii), the Company Board (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that such Company Competing Transaction Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal.
(c) For purposes of this Agreement,
(i) “Competing Transaction” means a transaction or a series of related transactions (other than the Transactions) providing for any (A) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company or any of its Subsidiaries, pursuant to which any such Person (or the stockholders of such Person) or group would own or control, directly or indirectly, fifty percent (50%) or more of the voting power of the Company, (B) sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of the Company (including the equity interests of any of its Subsidiaries) or any Subsidiary of the Company representing fifty percent (50%) or more of the consolidated assets or revenues of the Company Group, taken as a whole, as of or for the fiscal year ending, as appropriate, December 31, 2019, or to which fifty percent (50%) or more of the Company’s revenues or assets on a consolidated basis are attributable, taken as a whole, as of or for the fiscal year ending, as appropriate, December 31, 2019, (C) issuance or sale or other disposition of Company capital stock representing fifty percent (50%) or more of the voting power of the Company, (D) tender offer, exchange offer or any other transaction or series of transactions in which any Person (or the stockholders of such Person) or group will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of Company capital stock representing fifty percent (50%) or more of the voting power of the Company or (E) any combination of the foregoing.
(ii) “Company Competing Transaction Proposal” means any bona fide written proposal or offer from any Person (other than Parent) providing for or contemplating a Competing Transaction which the Company’s Board of Directors believes in good faith (after consultation with its outside counsel and financial advisor) could represent a Company Superior Proposal.
(iii) “Company Superior Proposal” shall mean any bona fide written Company Competing Transaction Proposal which the Company Board determines in good faith (after consultation with its outside counsel and financial advisor) to be (i) more favorable to the Company’s stockholders from a financial point of view than the Transactions and (ii) reasonably likely to be completed on the terms proposed, in the case of each of clauses (i) and (ii), taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement and any changes to the terms of this Agreement offered by Parent in response to such Company Competing Transaction Proposal.
5.12 Officers and Directors Insurance and Indemnification. Prior to the Closing Date, the Company shall obtain a prepaid extended reporting period or tail policy insuring the current and former officers or directors of the Company (the “D&O Indemnified Persons”) under the current program of directors’ and officers’ liability insurance maintained by the Company which shall be effective commencing with the Closing Date and ending six (6) years thereafter and which shall afford coverage for actual or alleged acts or omissions occurring at, during or prior to the Closing Date including with respect to the Transactions (including the Mergers) (the “D&O Tail Insurance”). The Company and Parent shall each bear fifty percent (50%) of the cost of such insurance coverage and the Company’s share of such cost, to the extent not paid prior to the Closing, shall be included in the determination of the Company Transaction Expenses. Parent will cause the Surviving Company to use commercially reasonable efforts to enforce the D&O Tail Insurance upon request of the D&O Indemnified Persons and will not allow the Surviving Company to cancel the D&O Tail Insurance during its term. In addition, for a period of six (6) years following the Closing Date, Parent and the Surviving Company agree to indemnify and hold harmless, reimburse, exculpate from liability, and advance expenses to all D&O Indemnified Persons to the same extent and on the same terms as such persons are entitled to indemnification, reimbursement, exculpation or expense advancement by the Company as of the Agreement Date, whether pursuant to applicable documents (including Charter Documents), individual indemnification agreements, by Law or otherwise, for acts or omissions or matters which occurred or arose at or prior to the Closing (regardless of whether any proceeding relating to any D&O Indemnified Person’s rights to indemnification, exculpation, or expense advancement with respect to any such matters, acts, or omissions is commenced before or after the Closing). Any claims for indemnification made under this Section 5.12 on or prior to the sixth (6th) anniversary of the Closing Date shall survive until the final resolution thereof. The provisions of this Section 5.12 shall be enforceable by each D&O Indemnified Person and the Surviving Company shall, and Parent shall cause the Surviving Company or its successors to, pay all costs and expenses (including reasonable attorneys’ fees) incurred by any D&O Indemnified Person (or his or her heirs, personal representatives, successors or assigns) in any legal action brought by such Person that is successful to enforce the obligations of Parent or the Surviving Company or its successors under this Section 5.12. The obligations of Parent and the Surviving Company and its successors under this Section 5.12 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any D&O Indemnified Person (or his or her heirs, personal representatives, successors or assigns) without the prior written consent of such D&O Indemnified Person (or his or her heirs, personal representatives, successors or assigns, as applicable).
5.13 Natera Litigation. Following the Closing, the Surviving Company directly and Parent indirectly shall control the Natera Litigation; provided, however, that subject to Holders’ Representative executing a non-disclosure and non-use agreement in form and substance reasonably satisfactory to Parent, which non-disclosure and non-use agreement shall not prohibit the Holders’ Representative from communicating any such information with the Holders who have a need to know such information, provided, that, any such recipients are subject to confidentiality obligations with respect thereto, (a) Parent shall keep Holders’ Representative advised of material developments with respect to the Natera Litigation, (b)Holders’ Representative may provide Parent with comments and suggestions regarding the Natera Litigation, which Parent will consider (and Parent will cause the Surviving Company to consider) in good faith, and (c)the Natera Litigation will not be settled without the consent of Holders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed; and provided, further, that if at any time the Offset Right is no longer available with respect to any Losses that may arise or result from the Natera Litigation, then the foregoing proviso of this Section 5.13 (i.e., including clauses (a), (b) and (c)) shall no longer apply.
5.14 Section 16 Matters. Prior to the Effective Time, Parent shall take, and shall cause Parent’s Board of Directors or an appropriate committee thereof composed solely of two or more “non-employee directors” (as defined in Rule 16b-3 under the Exchange Act) to take, all such steps as may be required or as may be requested by the Company to cause acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Reverse Merger by each director or officer of the Company as well as each other Holder who will become subject to the reporting requirements of Section 16(a) of the Exchange Act (including those Persons who may be deemed to be “directors by deputization”) with respect to Parent as a result of the Reverse Merger, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
5.15 Listing. Parent shall promptly prepare and submit to the New York Stock Exchange (the “NYSE”) a supplemental listing application covering the shares of Parent Common Stock issuable in the Merger, and shall use reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Stock, subject to official notice of issuance, and the Company shall cooperate with Parent with respect to such listing.
5.16 Parent Action. Parent shall take all actions necessary to (a)cause Merger Sub A, Merger Sub B and the Surviving Company to perform promptly their respective obligations under this Agreement and, (b) as and when applicable, cause Merger Sub A and Merger Sub B to consummate the Mergers and the other Transactions on the terms and conditions set forth in this Agreement. Promptly following the execution and delivery of this Agreement, Parent shall adopt this Agreement as the sole stockholder, as applicable, of Merger Sub A and Merger Sub B and shall promptly provide evidence of such adoption to the Company upon request.

5.17 Additions to Parent Board. In addition to the appointment of Jason Myers, the Chief Executive Officer of the Company, to Parent’s Board of Directors with effect upon the Closing as contemplated by Section 6.2(h), Parent’s Board of Directors will engage in confidential interviews and discussions with a second member of the Company’s Board of Directors as reasonably determined by Parent’s Board of Directors. Assuming the satisfaction of Parent’s Board of Directors with such interviews and discussions, but subject to the discretion of Parent’s Board of Directors to act in the best interests of Parent’s stockholders, Parent’s Board of Directors shall consider the appointment of such second individual to Parent’s Board of Directors, although the effect of any such appointment would be no earlier than the Closing. Any such appointment (including as to class of Director for purposes of Parent’s classified Board of Directors) would occur in compliance with Parent’s Charter Documents as implemented by the determinations of Parent’s Board of Directors.
5.18 Registration Statement. If requested in writing by any Consenting Stockholder(s) with respect to Parent Common Stock that is not registered pursuant to the Form S-4 Registration Statement and may not be resold under Rule 144 without regard to any volume or manner of sale restrictions, as soon as practicable following, but in any event in accordance with the timeline required by applicable Legal Requirements: (a) with respect to Parent Common Stock issued in connection with the Closing of the Transactions, the Closing Date (provided, that, if on such date Parent is then in a Deferral Period or Parent’s insider trading policy would prohibit executive officers of the Company from trading in Parent Common Stock, such reference date will be extended until Parent is no longer in such Deferral Period or Parent’s insider trading policy no longer prohibits executive officers of the Company from trading in Parent Common Stock) and (b) with respect to Parent Common Stock issued in connection with the achievement of a Milestone, the related Milestone Date (provided, that, if on such date Parent is then in a Deferral Period or Parent’s insider trading policy would prohibit executive officers of the Company from trading in Parent Common Stock, such reference date will be extended until Parent is no longer in such Deferral Period or Parent’s insider trading policy no longer prohibits executive officers of the Company from trading in Parent Common Stock), Parent will file with the SEC a registration statement on Form S-3 ASR (or if Form S-3 ASR is not available for such purpose, then on Form S-3, or if Form S-3 is not available, another appropriate form) registering the resale of the Parent Common Stock issued to the requesting Consenting Stockholders on the Closing Date or the applicable Milestone Date, as the case may be (each, a “Resale Registration Statement”), and Parent will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after the filing thereof. Parent’s obligations to include any shares of Parent Common Stock held by any Stockholder in the Resale Registration Statement are contingent on such Consenting Stockholder furnishing in writing to Parent such information regarding such Consenting Stockholder, the securities of Parent held by such Consenting Stockholder and the intended method of disposition of such Parent Common Stock, as will be reasonably requested by Parent to effect the registration of such Parent Common Stock, and such Consenting Stockholder will execute such documents, including any questionnaires, certificates, and instruments, in connection with such registration as Parent may reasonably request that are customary of a selling stockholder in similar situations (the “Seller Documents”). Parent shall take all necessary steps to cause the Seller Documents to be delivered to the Consenting Stockholder as soon as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act in order to permit their completion by the Consenting Stockholders and return to Parent prior to the anticipated filing date for the related Resale Registration Statement. At all times from and after the date on which any Resale Registration Statement is first filed with the SEC (except for any period during which Parent restricts offers and sales or other dispositions of shares of Parent Common Stock issued hereunder under the Resale Registration Statement pursuant to the immediately succeeding sentence), such Resale Registration Statement will comply as to form in all material respects with the requirements of applicable Legal Requirements and will not contain an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein not misleading in the light of the circumstances under which they were made; provided, that, Parent shall not be responsible for any statements or omissions made in reliance on and in conformity with information relating to any Consenting Stockholder furnished in writing to Parent by any Consenting Stockholder specifically for inclusion in the Resale Registration Statement, any prospectus or any amendment or supplement thereto. Notwithstanding the foregoing, Parent may suspend the use of any such Resale Registration Statement if it determines in its reasonable good faith judgment that a Deferral Period shall exist following the Resale Registration Statement being declared effective by the SEC. Parent shall maintain the effectiveness of each Resale Registration Statement filed hereunder until the earlier of (i) such time as all shares of Parent Common Stock registered under such Resale Registration Statement may be resold under Rule 144 without regard to any volume or manner of sale restrictions or (ii) all such shares of Parent Common Stock shall have been previously sold. For purposes hereof, a “Deferral Period” shall refer to a period during which Parent determines in its reasonable good faith judgment (after consultation with its legal advisors) that the offer and sale or other disposition of Parent Common Stock pursuant to a Resale Registration Statement would require public disclosure by Parent of material nonpublic information that Parent is not otherwise obligated to disclose and that the immediate disclosure of such information would be materially detrimental to Parent; provided, that, if Parent delays the filing of any Resale Registration Statement or suspends its use pursuant to this sentence, (A) Parent shall not register any securities for sale by Parent or for resale by any other securityholders during such delay or suspension period other than pursuant to a registration solely for the sale of securities to or by employees of Parent or a Subsidiary of Parent pursuant to equity incentive plans, (B) Parent may not suspend offers and sales or other dispositions of Parent Common Stock pursuant to this sentence for more than 30 consecutive days in any one instance or 60 days in the aggregate during any 12 month period and (B) Parent shall work in good faith and take reasonable steps to limit to the extent practicable the duration of any such delay or suspension period. In all cases, Parent shall file or permit resales under, as the case may be, such Resale Registration Statement as soon as reasonably practicable following the lapsing or expiration of the circumstances that led Parent to delay such filing or suspend its use. Parent shall provide reasonable written notice of the existence of any Deferral Period to each Consenting Stockholder whose Parent Common Stock is being registered under any Resale Registration Statement.
ARTICLE VI

CONDITIONS TO CLOSING
6.1 Conditions to Obligations of Parent, Merger Sub A and Merger Sub B. The obligations of Parent, Merger Sub A and Merger Sub B to effect the Transactions (including the Mergers) are subject to the satisfaction (or waiver by Parent) at or prior to the Closing of the following conditions:
(a) Representations and Warranties. Each of the representations and warranties of the Company contained in Article III (without giving effect to any “materiality”, “Company Material Adverse Effect” or similar qualifiers) shall be accurate at and as of the Agreement Date and the Closing Date, except (i) for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date, and (ii) where the failure of the representations and warranties of the Company contained in Article III to be so accurate, individually or in the aggregate, has not had a Company Material Adverse Effect; provided, however, that the representations and warranties of the Company in Section 3.3 (Capitalization) shall be accurate in all respects at and as of the Agreement Date and the Closing Date except for inaccuracies that are de minimis, both individually and in the aggregate.
(b) Performance of Obligations of Company. The Company shall have performed in all material respects all covenants, agreements and obligations required to be performed by the Company under this Agreement at or prior to the Closing.
(c) No Material Adverse Effect. Since the Agreement Date, no Company Material Adverse Effect shall have occurred.
(d) No Litigation. No Action shall have been instituted, commenced or threatened and no Action shall remain pending that seeks to or would reasonably be expected to (i) restrain, prevent, enjoin, prohibit or make illegal the Transactions, (ii) cause any of the Transactions to be rescinded following the Closing Date, (iii) impose limitations on the ability of the Surviving Company to conduct its business following the Closing Date or (iv) compel Parent or the Company to dispose of any portion of the Business.
(e) No Injunctions or Restraints. No Order from a Governmental Authority with jurisdiction shall be in effect (i) enjoining, restraining, preventing or prohibiting consummation of the Transactions, (ii) causing any of the Transactions to be rescindable following the Closing Date, (iii) imposing limitations on the ability of the Company Group to effectively conduct the Business following the Closing Date or (iv) compelling Parent or any member of the Company Group to dispose of any portion of Parent’s or the Company Group’s business or assets.
(f) Governmental Consents. Any waiting period (and any extensions thereof) under the HSR Act shall have expired or have been terminated.

(g) Delivery of Closing Certificates. Parent shall have received:
(i) Closing Certificate. A certificate dated as of the Closing Date and signed by the Chief Executive Officer or the Chief Financial Officer of the Company certifying that the conditions precedent set forth in Section 6.1(a), Section 6.1(b) and Section 6.1(c) have been met;
(ii) Allocation Schedule Certificate. A certificate dated as of the Closing Date and signed by the Chief Executive Officer or the Chief Financial Officer of the Company certifying that the Allocation Schedule is accurate;
(iii) Good Standing Certificates. Certificates of good standing with respect to the Company issued by the Company’s jurisdiction of organization and the jurisdiction of the Company’s principal place of business, dated not more than 10 Business Days prior to the Closing Date;
(iv) FIRPTA Certificate. A certificate dated as of the Closing Date, signed by the Chief Executive Officer or Chief Financial Officer of the Company conforming to the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3) and the notice to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2) together with written authorization for Parent to deliver such notice and a copy of such certificate to the IRS on behalf of the Company upon the Closing; and
(v) Certificate of Reverse Merger. The Certificate of Reverse Merger duly executed by the Company.
(h) Resignation of Officers and Directors. Parent shall have received resignations, in form and substance reasonably satisfactory to Parent, effective as of the Closing, from each officer and director of the Company Group, other than those continuing officers and directors specified to the Company by Parent in writing at least five (5) Business Days prior to the Closing Date.
(i) Release of Liens. Parent shall have received payoff letters, in form and substance reasonably satisfactory to Parent, from each lender to the Company Group (including pursuant to the Perceptive Credit Agreement) evidencing the aggregate amount of Company Debt that represents indebtedness for borrowed money outstanding and owing to such lender as of the Closing Date (together with Breakage Costs) and an agreement that, if such aggregate amount is paid to such lender on the Closing Date, such indebtedness shall be repaid in full and that all related Liens shall be released forthwith. In addition, Parent shall have received evidence, in a form satisfactory to Parent, that any other outstanding Liens of the Company Group (other than Permitted Liens), any related UCC filings (other than those related to Permitted Liens) and any related filings with the USPTO Assignment Division have been terminated.
(j) Transaction Expenses. Parent shall have received written statements from the Company Group’s outside legal counsel and any financial advisor, accountant or other Person who provided services to the Company Group (other than Employees who provided such services only in their capacities as such), or who is otherwise entitled to any compensation from any member of the Company Group, in connection with services provided with respect to this Agreement or any of the Transactions, setting forth the total amount of unpaid Company Transaction Expenses that remain payable to such Person with respect to services rendered through the Closing Date.
(k) Third Party Consents and Notices. The Company shall have delivered to Parent copies of consents (signed by the applicable third Person) or notices, as applicable, provided to the third Persons specified or referenced in Exhibit F attached hereto with respect to the consummation of the Transactions in a form that is reasonably acceptable to Parent.
(l) 280G Stockholder Approval or Disapproval. With respect to any payments and/or benefits that may constitute “parachute payments” under Section 280G of the Code with respect to any Employees, the Company shall have submitted such parachute payments to the Company Stockholders for approval and the Company Stockholders shall have (i) approved, pursuant to the method provided for in the regulations promulgated under Section 280G of the Code, any such “parachute payments” or (ii) shall have voted upon and disapproved (or failed to approve) such “parachute payments,” and, as a consequence, such “parachute payments” shall not be paid or provided for in accordance with applicable Law.

(m) Form S-4 Registration Statement. The Form S-4 Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Form S-4 Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Form S-4 Registration Statement shall have been initiated or be threatened by the SEC.
(n) Stockholder Approval. The Company Stockholder Approvals shall have been duly approved by (i) the Requisite Stockholder Approval and (ii) the Holders of at least 75% of the outstanding shares of Company Capital Stock. In addition, the Parent Stockholder Approvals shall have been obtained.
(o) NYSE Listing. The shares of Parent Common Stock issuable in the Merger shall have been approved for the listing by the NYSE, subject to official notice of issuance.
6.2 Conditions to Obligation of the Company. The obligation of the Company to effect the Transactions is subject to the satisfaction (or waiver, if permissible under applicable Law) prior to the Closing of the following conditions:
(a) Representations and Warranties. Each of the representations and warranties of Parent contained in ARTICLE IV (without giving effect to any “materiality”, “Parent Material Adverse Effect” or similar qualifiers) shall be accurate at and as of the Agreement Date and the Closing Date, except (i) for representations and warranties made as of a specified date, the accuracy of which will be determined only as of the specified date, and (ii) where the failure of the representations and warranties of Parent contained in ARTICLE IV to be so accurate, individually or in the aggregate, has not had a Parent Material Adverse Effect.
(b) Performance of Obligations of Parent. Parent shall have performed in all material respects all covenants, agreements and obligations required to be performed by Parent under this Agreement at or prior to the Closing.
(c) No Material Adverse Effect. Since the Agreement Date, no Parent Material Adverse Effect shall have occurred.
(d) No Injunctions or Restraints. No Order from a Governmental Authority with jurisdiction shall be in effect (i) enjoining, restraining, preventing or prohibiting consummation of the Transactions or (ii) causing any of the Transactions to be rescindable following the Closing Date.
(e) Governmental Consents. Any waiting period (and any extensions thereof) under the HSR Act shall have expired or have been terminated.
(f) Delivery of Closing Certificate. The Company shall have received a certificate dated as of the Closing Date and signed by the Chief Executive Officer, the Chief Financial Officer or the General Counsel of Parent and certifying that the conditions precedent set forth in Section 6.2(a), Section 6.2(b), Section 6.2(c) and Section 6.2(i) have been met.
(g) Form S-4 Registration Statement. The Form S-4 Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Form S-4 Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Form S-4 Registration Statement shall have been initiated or be threatened by the SEC.
(h) Addition to Parent Board. Jason Myers, the Chief Executive Officer of the Company, shall have been appointed to Parent’s Board of Directors with effect upon the Closing. Such appointment (including as to class of Director for purposes of Parent’s classified Board of Directors) shall occur in compliance with Parent’s Charter Documents as implemented by the determinations of Parent’s Board of Directors.
(i) NYSE Listing. The shares of Parent Common Stock issuable in the Merger shall have been approved for the listing by the NYSE, subject to official notice of issuance.

ARTICLE VII

TERMINATION
7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing:
(a) By the mutual written consent of the Company and Parent;
(b) By either the Company or Parent, upon written notice to the other Party, if the Transactions shall not have been consummated on or before March 20, 2021, which date may be extended from time to time by mutual written consent of Parent and the Company (such date, as it may be so extended from time to time, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to a Party whose failure to perform any of its obligations under this Agreement has been a principal cause of or directly resulted in the failure of the Transactions to occur on or before the Outside Date;
(c) By the Company or Parent, if any final and non-appealable Order or any Law has the effect of enjoining, restraining, preventing, prohibiting or making illegal the consummation of the Transactions; provided, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party if a material breach by such party of its obligations under this Agreement has been the principal cause of or principally resulted in the issuance of such Order;
(d) By Parent, if any of the representations or warranties of the Company set forth in ARTICLE III shall not be accurate or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the conditions to Closing set forth in either Section 6.1(a) or Section 6.1(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be accurate, or the failures to perform any covenant or agreement, as applicable, are not cured on or prior to the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company and (ii) the Outside Date; provided that this provision shall not be available to Parent if Parent is then in material breach of this Agreement;
(e) By the Company, if any of the representations or warranties of Parent set forth in ARTICLE IV shall not be true and correct or if Parent, Merger Sub A or Merger Sub B has failed to perform any covenant or agreement on the part of Parent, Merger Sub A or Merger Sub B, as applicable, set forth in this Agreement (including an obligation to consummate the Closing) such that the conditions to Closing set forth in either Section 6.2(a) or Section 6.2(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be accurate, or the failures to perform any covenant or agreement, as applicable, are not cured on or prior to the earlier of (i) thirty (30) days after written notice thereof is delivered to Parent and (ii) the Outside Date; provided that this provision shall not be available to the Company if the Company is then in material breach of this Agreement;
(f) By either the Company or Parent, upon written notice to the other Party, if the Parent Stockholder Meeting has concluded and the Parent Stockholder Approvals were not obtained;
(g) By Parent, upon written notice to the Company at any time, if the Written Consent executed by Company Stockholders representing the Requisite Stockholder Approval is not delivered to Parent within one (1) hour after the execution and delivery of this Agreement; or
(h) By the Company, upon written notice to the Parent, if the Parent board of directors shall have made a Parent Adverse Recommendation Change.
7.2 Effect of Termination.
(a) In the event this Agreement is terminated pursuant to Section 7.1, this Agreement shall become null and void (other than the provisions of this ARTICLE VII, Section 8.4(e) (Indemnification; Holders’ Representative Losses), Section 9.13 (Governing Law) and Section 9.14 (Dispute Resolution) and any provision hereof that forms the basis for a claim of willful breach of this Agreement prior to the termination of this Agreement, and if applicable Section 7.2(c), all of which shall survive termination of this Agreement and remain in full force and effect), without further liability on the part of the Parties or any of their respective directors, officers or Affiliates other than with respect to any circumstances giving rise to the termination of this Agreement as result of a Party’s willful breach of any provision of this Agreement prior to the termination of this Agreement.
(b) If (i) either Parent or the Company terminates this Agreement pursuant to Section 7.1(f) or (ii) the Company terminates this Agreement pursuant to Section 7.1(h), then Parent will pay or cause to be paid to the Company an amount in cash equal to $30,000,000 (the “Creditable Amount”). The Creditable Amount shall be paid by wire transfer of immediately available funds to a U.S. bank account designated to Parent by the Company, which payments shall be made, in cases of qualifying terminations by Parent, concurrently with and as a condition to the effectiveness of such termination, and in cases of qualifying terminations by the Company, within three (3) Business Days following such termination.
(c) Each Party acknowledges that the agreements contained in this Section 7.2 are an integral part of the Transactions and that the Creditable Amount is not a penalty, but rather is a reasonable upfront payment toward a mutually beneficial agreement between Parent and the Company the receipt of which, to the extent representing a payment in advance (which such payment will be amortized over a time period mutually acceptable to Parent and the Company) of when amounts would otherwise be payable, is intended to compensate the Company in the circumstances in which the Creditable Amount is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. Accordingly, if Parent fails to pay the Creditable Amount and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the Creditable Amount, Parent shall pay interest on the Creditable Amount from the date payment of the Creditable Amount was due to the date of actual payment at the rate equal to the prime rate published in the Wall Street Journal for the relevant period, together with the costs and expenses of the Company (including reasonable legal fees and expenses) in connection with such suit. In the event that the Creditable Amount is paid by Parent, then Parent may request that Parent and the Company promptly commence negotiations in good faith for a period not to exceed three months with the goal of establishing a collaboration, partnership, research and development, commercial or similar agreement of mutual benefit, with the terms thereof to be acceptable to each of Parent and the Company in its respective reasonable discretion, in which event the Creditable Amount shall be applied toward payments otherwise required from Parent under such agreement. Subject to the obligations in the preceding sentence, Parent and the Company confirm that there shall be no obligation on the part of either Parent or the Company to enter any such agreement .
ARTICLE VIII

SURVIVAL, OFFSET RIGHT AND HOLDERS’ REPRESENTATIVE
8.1 Survival. All representations and warranties of the Company and Parent contained in this Agreement or in any certificate or schedule delivered hereunder shall terminate immediately upon the Closing. Notwithstanding the foregoing, claims for Intentional Fraud shall survive until the expiration of the applicable statute of limitations.
8.2 Offset Right.
(a) Subject to the limitations set forth in this ARTICLE VIII, from and after the Effective Time, the Parent Indemnified Persons shall be entitled to recover, by offset against any unissued or unearned Milestone Shares (the “Offset Right”), (x) the amount of any Losses resulting from or arising out of the following (whether or not involving a Third Party Claim) and, (y) solely with respect to clause (vii) below (i.e., regarding the Natera Litigation), 50% of the Losses:
(i) any claim for Intentional Fraud;
(ii) any inaccuracy in the Allocation Schedule (other than with respect to the calculation of the items set forth in Section 2.19(a), which matters are covered in the Post-Closing Adjustment);
(iii) any appraisal rights exercised by a Holder to the extent not covered by amounts returned to Parent with respect to such Holder’s Dissenting Shares pursuant to Section 2.14, and any other Action brought by a Holder or any other Person claiming rights by, through or associated with such Holder that seeks to challenge any of the Transactions (including the Mergers) based on adequacy of the consideration received by such Holder (or all Holders) or claims that any director or officer of the Company breached any fiduciary duty owed to the Company or any of the Holders in connection with the negotiation, approval, execution or performance of this Agreement or any of the Transactions (including the Mergers);
(iv) any breach of or failure to perform any covenant or agreement of (A) the Company provided for in this Agreement with respect to covenants required to be performed prior to the Closing or (B) Holders’ Representative;
(v) any Eligible Post-Closing Adjustment;
(vi) any Pre-Closing Taxes, but only to the extent such Taxes were not included in the computation of the Closing Net Working Capital or Company Transaction Expenses, in each case, as finally determined pursuant to Section 2.19; and
(vii) the Natera Litigation.
(b) Limitations. For the avoidance of doubt, the Parent Indemnified Persons shall be entitled to recover 50% of the Losses in respect of the matter set forth in Section 8.2(a)(vii) (i.e., the Natera Litigation).
(c) Exclusive Remedy. Except for the equitable remedies set forth in Section 9.8 or for any claims involving Intentional Fraud against any Person who has committed Intentional Fraud, from and after the Effective Time, the rights set forth in this ARTICLE VIII shall be the sole and exclusive remedy of the Parent Indemnified Parties with respect to the subject matter of this Agreement.
8.3 Mechanics of Offset Right.
(a) Reduction of Milestone Shares. At the time the Stated Damages are finally determined pursuant to the provisions of this Section 8.3, the aggregate number of then remaining (i.e., unissued or unearned) Milestone Shares shall be reduced in an amount equal to the quotient (rounded down to the nearest whole share) of the final determined amount of Stated Damages divided by the average closing price for shares of Parent Common Stock on the New York Stock Exchange (or any other exchange which is then the primary exchange upon which shares of Parent Common Stock are traded) for the twenty (20) trading day period immediately preceding the date of the applicable Offset Certificate (the “Reduction Shares”). Any Reduction Shares shall be taken (or the distribution stayed as contemplated by Section 8.3(b), as applicable) from the first available Milestone to be achieved after delivery of the applicable Offset Certificate (and, if needed, from each next successive Milestone to thereafter be achieved until the Reduction Shares have been fully applied).
(b) Exercise of Offset Right. To exercise the Offset Right, Parent shall (on behalf of Parent or any other Parent Indemnified Persons at issue) deliver to Holders’ Representative at the notice address set forth in Section 9.2 (as the same may be amended from time to time as provided therein and including all Persons to be copied on any notice to Holders’ Representative), a certificate signed by Parent (an “Offset Certificate”): (a) stating in good faith that one or more of the Parent Indemnified Persons has suffered or incurred Losses which are entitled to be recovered pursuant to the Offset Right (the “Stated Damages”); and (b) specifying to the extent practicable in reasonable detail the individual items of Stated Damages and the nature of the breach or other circumstance to which each such item is related. Upon the timely delivery of an Offset Certificate stating a bona fide claim for Stated Damages, and notwithstanding any provision herein to the contrary, any distribution of Milestone Shares shall be stayed to the extent of Milestone Shares reflecting such Stated Damages (as calculated pursuant to Section 8.3(a)) as provided in Section 2.10.
(c) Perfection of Offset Right. After the expiration of a period of ten (10) Business Days following the time of delivery of an Offset Certificate to Holders’ Representative, the Offset Right shall be deemed perfected as to the applicable Stated Damages and the Milestone Shares shall be reduced pursuant to Section 8.3(a) unless, prior to the expiration of such period of ten (10) Business Days, Holders’ Representative objects in a written statement delivered to Parent to the claims made in the Offset Certificate, setting forth in reasonable detail the objections to the claim for Stated Damages.
(d) Objection to Offset Right. If Holders’ Representative shall timely object in writing to an exercise of the Offset Right by Parent, Holders’ Representative and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims within twenty (20) Business Days after such objection. If Holders’ Representative and Parent should so agree on a claim, a memorandum setting forth such agreement shall be prepared and signed by such parties, which shall include, if applicable, a statement of the reduction in Milestone Shares pursuant to Section 8.3(a).
(e) Resolution of Offset Right. If no agreement can be reached after good faith negotiation between Holders’ Representative and Parent pursuant to Section 8.3(d), then either Parent or Holders’ Representative may pursue dispute resolution with respect thereto pursuant to Section 9.15.
(f) Unaffected by Investigation. The Offset Right shall not be affected by any investigation conducted with respect to, or any knowledge acquired or capable of being acquired, at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy of or compliance with any of the representations, warranties, covenants or agreements set forth in this Agreement. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or agreement, shall not affect the Offset Right (including with respect to any such representation, warranty, covenant or agreement).
(g) Surviving Company. The Parties acknowledge and agree that if the Surviving Company suffers, sustains or becomes subject to or incurs any Loss, then (without limiting any of the rights of the Surviving Company as an Indemnified Person), Parent shall also be deemed, by virtue of its ownership of the equity of the Surviving Company, to suffer, sustain or become subject to or incur such Loss.
(h) Specific Element of Consideration. The Offset Right is, without limitation, (i) a specific element of the consideration that induced Parent to enter into this Agreement and to perform its obligations as contemplated hereby and (ii) intended to be fully enforceable on the terms provided in this ARTICLE VIII.
(i) Defense of Third Party Claims. In the event of a Third Party Claim for which Parent is entitled to indemnification hereunder, such Third Party Claim will not be settled without the consent of Holders’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that this Section 8.3(i) shall not apply to any Natera Litigation (which is subject to Section 5.13).
8.4 Holders’ Representative.
(a) Appointment. By virtue of approving the Merger, each Holder shall be deemed to have irrevocably nominated, constituted and appointed Holders’ Representative as his, her or its attorney in fact and exclusive representative and agent with full power of substitution, to act in the name, place and stead of the Holders for all purposes in connection with this Agreement and the any agreement ancillary hereto including for purposes of executing any documents and taking any actions that Holders’ Representative may, in his sole discretion, determine to be necessary, desirable or appropriate in connection with any exercise of the Offset Right. Kyle Lefkoff hereby accepts his appointment as Holders’ Representative.
(b) Authority. The Holders grant to Holders’ Representative full authority to: (i) execute, deliver, acknowledge, certify and file on behalf of each such Holder (in the name of any or all of the Holders or otherwise) any and all documents that Holders’ Representative may, in his sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as Holders’ Representative may, in his sole discretion, determine to be appropriate, in performing its duties as contemplated by this Section 8.4 and (ii) do or refrain from doing any further act or deed on behalf of the Holders which the Holders’ Representative deems necessary or appropriate in his sole discretion relating to the subject matter of this Agreement. Notwithstanding the foregoing, the Holders’ Representative shall have no obligation to act on behalf of the Holders, except as expressly provided herein, and for purposes of clarity, there are no obligations of the Holders’ Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedule. Notwithstanding anything in any Transaction Agreement to the contrary: (a) each Parent Indemnified Person shall be entitled to deal exclusively with Holders’ Representative on all matters relating to any exercise of the Offset Right; and (b) Parent, each Parent Indemnified Person, the Exchange Agent, and each Holder shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Holder by Holders’ Representative and on any other action taken or purported to be taken on behalf of any Holder by Holders’ Representative as fully binding upon such Holder. A decision, act, consent or instruction of Holders’ Representative, including an amendment, extension or waiver of this Agreement (or any provision hereof) pursuant to Section 9.4 or

Section 9.5 shall constitute a decision of the Holders and shall be final, binding and conclusive upon the Holders and such Holders’ successors as if expressly confirmed and ratified in writing by such Holder, and all defenses which may be available to any Holder to contest, negate or disaffirm the action of the Holders’ Representative taken in good faith under this Agreement are waived. The Exchange Agent, Parent, Merger Sub and the Surviving Company may rely upon any such decision, act, consent or instruction of Holders’ Representative as being the decision, act, consent or instruction of the Holders. The Exchange Agent, Parent, Merger Sub and the Surviving Company are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of Holders’ Representative.
(c) Power of Attorney. The powers, immunities and rights to indemnification granted to the Holders’ Representative hereunder: (a) are coupled with an interest and are irrevocable; (b) may be delegated by Holders’ Representative; (c) shall survive the death, incompetence, bankruptcy, dissolution or incapacity, as applicable, of each of the Holders and shall be binding on any successor thereto; and (d) shall survive the delivery of an assignment by any Holder of the whole or any fraction of his, her or its interest in any Milestone Shares or the Expense Fund Amount.
(d) Replacement. If Holders’ Representative resigns or is otherwise unable to fulfill its responsibilities hereunder, the Holders shall (by consent of those Persons entitled, or who were entitled, to at least a majority of the Milestone Shares), within ten (10) days after such resignation or inability, appoint a successor to Holders’ Representative reasonably satisfactory to Parent. Any such successor shall succeed Holders’ Representative as Holders’ Representative hereunder. If for any reason there is no Holders’ Representative at any time, all references herein to Holders’ Representative shall be deemed to refer to those Persons entitled, or who were entitled, to at least a majority of the Milestone Shares. The immunities and rights to indemnification shall survive the resignation or removal of the Holders’ Representative and the Closing and/or any termination of this Agreement.
(e) Indemnification; Holders’ Representative Losses. The Holders’ Representative shall not be liable to the Holders for any action taken or omitted to be taken by such person in connection with such person’s services pursuant to this Agreement or any agreements ancillary hereto, except in the case of liability directly caused by such person’s willful misconduct or gross negligence. The Holders will, severally in accordance with their respective pro rata portion (calculated based on ownership of Fully Diluted Shares of Company Stock), indemnify, defend and hold harmless the Holders’ Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Holders’ Representative Losses”) arising out of or in connection with the Holders’ Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Holders’ Representative Loss is suffered or incurred; provided, that in the event that any such Holders’ Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Holders’ Representative, the Holders’ Representative will reimburse the Holders the amount of such indemnified Holders’ Representative Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Holders’ Representative by the Holders, any such Holders’ Representative Losses may be recovered by the Holders’ Representative from (i) the Expense Fund and (ii) any other funds that become payable to the Holders under this Agreement at such time as such amounts would otherwise be distributable to the Holders; provided, that while this section allows the Holders’ Representative to be paid from the aforementioned sources of funds, this does not relieve the Holders from their obligation to promptly pay such Holders’ Representative Losses as they are suffered or incurred, nor does it prevent the Holders’ Representative from seeking any remedies available to it at law or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Holders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Holders’ Representative under this section.
(f) No Expenditures; Reliance on Allocation Schedule. The Holders acknowledge that the Holders’ Representative shall not be required to expend or risk his own funds or otherwise incur any financial liability in the exercise or performance of any of his powers, rights, duties or privileges or pursuant to this Agreement or the transactions contemplated hereby. Furthermore, the Holders’ Representative shall not be required to take any action unless the Holders’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Holders’ Representative against the costs, expenses and liabilities which may be incurred by the Holders’ Representative in performing such actions. The Holders’ Representative shall be entitled to: (i) rely upon the Allocation Schedule, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Holder or other party.
(g) Expense Fund. Upon the Closing, Parent shall wire to the Holders’ Representative the Expense Fund Amount. The Expense Fund Amount shall be held by the Holders’ Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Holders’ Representative for any Holders’ Representative Losses incurred pursuant to this Agreement, or (ii) as otherwise determined by the Holders’ Representative (the “Expense Fund”). The Holders’ Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of his gross negligence or willful misconduct. The Holders’ Representative will hold these funds separate from his corporate funds, will not use these funds for any corporate purposes and will not voluntarily make these funds available to his creditors in the event of bankruptcy. The Holders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no tax reporting or income distribution obligations. The Holders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Holders’ Representative any such interest or earnings. The Holders’ Representative may contribute funds to the Expense Fund from any consideration otherwise distributable to the Holders. As soon as reasonably determined by the Holders’ Representative that the Expense Fund is no longer required to be withheld, the Holders’ Representative shall distribute the remaining Expense Fund (if any) to the Exchange Agent and/or Parent, as applicable, for further distribution to the Holders.
ARTICLE IX

GENERAL PROVISIONS
9.1 Interpretation. The following rules shall apply to the interpretation and construction of the terms and provisions of this Agreement:
(a) Provisions.
(i) When a reference is made in this Agreement to an “Article,” “Section,” “Exhibit” or “Schedule,” such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.
(ii) The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
(iii) Whenever the words “include,” “includes,” or “including” are used in this Agreement, such words shall be deemed to be followed by the words “without limitation.”
(iv) The words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement unless otherwise expressly indicated in the accompanying text.
(v) The use of “or” is not intended to be exclusive unless otherwise expressly indicated in the accompanying text.
(vi) The defined terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Reference to the masculine gender shall be deemed to also refer to the feminine gender and vice versa.
(vii) A reference to documents, instruments or agreements also refers to all addenda, exhibits or schedules thereto.
(viii) Any reference to a provision or part of a Law shall include a reference to that provision or part as it may be renumbered or amended from time to time and any successor provision or part or any renumbering or amendment thereof unless otherwise indicated herein.

(ix) References to “made available” means that such documents or information referenced are either (i) contained, as of a date which is at least two (2) Business Days prior to the Agreement Date, in the Company’s “Project Alaska” electronic data room hosted by Donnelley Financial Solutions Venue or (ii) filed as an exhibit to the Company Form S-1.
(x) When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.
(b) No Presumption. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall be used to favor or disfavor any Party by virtue of the authorship of any provision of this Agreement.
9.2 Notices. All notices, waivers, consents and other communications to any Party hereunder shall be in writing and shall be deemed given (a) when personally delivered, (b) when receipt is electronically confirmed, if sent by email of a .pdf document, or (iii) one (1) Business Day after deposit with a nationally recognized overnight courier, specifying next day delivery, with proof of receipt, in each case to the Parties at the address, or if applicable, email address following such Party’s name below or such other address or email address as such Party may subsequently designate to the other Parties by notice in accordance with this Section 9.2:
If to Parent, Merger Sub A or Merger Sub B, to:
Invitae Corporation
1400 16th Street
San Francisco, California 94103
Attention: Tom Brida, General Counsel
Email:
with copies (which shall not constitute notice) to:
Pillsbury Winthrop Shaw Pittman LLP
12255 El Camino Real, Suite 300
San Diego, California 92130
Attention: Mike Hird
Email: mike.hird@pillsburylaw.com
If to the Company (prior to the Closing), to:
ArcherDX, Inc.
2477 55th Street
Boulder, Colorado
Attention: Ben Carver, General Counsel
Email:
with a copy (which shall not constitute notice) to:
Cooley LLP
380 Interlocken Crescent, Suite 900
Broomfield, Colorado 80021
Attention: Brent Fassett and Laura Medina
E-mail Address: bfassett@cooley.com and lmedina@cooley.com
If to Holders’ Representative or the Holders (following the Closing), to:
1941 Pearl Street, Suite 300
Boulder, Colorado 80302
Attention: Kyle Lefkoff
Email:

9.3 Assignment and Succession. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any Party without the written consent of the other Parties, except that Parent, Merger Sub A or Merger Sub B may, without the prior consent of any other Party, collaterally assign this Agreement to any lender; provided that no such assignment shall relieve the assigning Party of any of its obligations hereunder. Any assignment of this Agreement or any of the rights, interests or obligations hereunder not permitted under this Section 9.3 shall be null and void ab initio. Subject to the foregoing terms of this Section 9.3, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.
9.4 Amendment or Supplement. Subject to the requirements of applicable Law, this Agreement may be amended at any time by execution of an instrument in writing identifying itself as an amendment signed, when amended prior to the Closing, by Parent, Merger Sub A, Merger Sub B and the Company and, when amended on or after the Closing, by Parent and Holders’ Representative.
9.5 Waivers. No waiver of any provision of this Agreement shall be valid and binding unless it is in writing and signed by the Party against whom the waiver is to be effective. No failure on the part of any Party in exercising any right, privilege or remedy hereunder and no delay on the part of any Party in executing any right, privilege or remedy under this Agreement, shall operate as a waiver thereof, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right hereunder. No notice to or demand on a Party made hereunder shall operate as a waiver of any right of the Party giving such notice or making such demand to take further action without notice or demand as permitted hereunder.
9.6 Entire Agreement. This Agreement, including the Schedules and Exhibits hereto and the other documents referred to herein which form a part hereof, and the Transaction Agreements contain the entire understanding of the Parties with respect to the subject matter contained herein and therein. This Agreement supersedes all prior and contemporaneous, agreements, arrangements, contracts, discussions, negotiations, undertakings and understandings (whether written or oral) among the Parties with respect to such subject matter (other than the Transaction Agreements).
9.7 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under this Agreement, except that after the Closing, (a) Parent Indemnified Persons shall be third party beneficiaries for purposes of enforcing the rights granted herein to such Parent Indemnified Persons and (b) D&O Indemnified Persons shall be third party beneficiaries for purposes of enforcing the rights granted to such D&O Indemnified Persons in Section 5.14.
9.8 Specific Performance. The Parties agree that each Party would be irreparably harmed if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by the other Parties could not be compensated adequately by monetary damages alone. Accordingly, the Parties agree that, in addition to any other remedy to which such Party may be entitled to at Law or in equity, each Party shall be entitled to temporary, preliminary and/or permanent injunctive relief or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the right to compel the other Parties to cause the Transactions to be consummated on the terms and subject to conditions set forth in this Agreement) without having to prove irreparable harm or that monetary damages would be inadequate. The Parties expressly waive any requirement under any Law that the other Parties obtain any bond or give any other undertaking in connection with any action seeking injunctive relief or specific performance of any of the provisions of this Agreement. Each Party further agrees that in the event of any action for specific performance relating to this Agreement or the Transactions, such Party shall not assert and hereby waives the defense that a remedy at Law would be adequate or that specific performance is not an appropriate remedy for any reason in Law or equity.
9.9 Severability. If a court of competent jurisdiction finds that any term or provision of the Agreement is invalid, illegal or unenforceable under any Law or public policy, the remaining provisions of the Agreement shall remain in full force and effect if the economic and legal substance of this Agreement and the Transactions shall not be affected in any manner materially adverse to any Party. Any such term or provision found to be illegal, invalid or unenforceable only in part or in degree shall remain in full force and effect to the extent not invalid, illegal or unenforceable. Upon the determination that any term or provision is invalid, illegal or unenforceable, the Parties intend that such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent possible under applicable Law and compatible with the consummation of the Transactions as originally intended.
9.10 Costs and Expenses. Except as otherwise specified herein, whether or not the Transactions are consummated, each Party shall pay all costs and expenses it has incurred in connection with this Agreement and the Transactions.
9.11 Time of Essence. The Parties acknowledge that the Outside Date specified in Section 7.1(b) is essential and therefore agree that no Party wishing to terminate this Agreement in accordance with Section 7.1(b) shall be required to extend the Outside Date to allow any other Party to satisfy any condition or perform any obligation under this Agreement.
9.12 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original copy of this Agreement and all of which, when taken together, shall constitute one instrument. The exchange of copies of this Agreement and manually executed signature pages by transmission by email of a .pdf of a handwritten original signature or signatures to the other Parties shall constitute effective execution and delivery of this Agreement and may be used in lieu of the original Agreement for all purposes. The signature of a Party transmitted by electronic means shall be deemed to be an original signature for any purpose.
9.13 Governing Law. This Agreement and all claims or causes of action (whether sounding in contract or tort) arising under or related to this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any rule or principle that might refer the governance or construction of this Agreement to the Laws of another jurisdiction.
9.14 Dispute Resolution.
(a) Any Action relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced exclusively in the Delaware Court of Chancery, and to the extent the Delaware Court of Chancery rejects jurisdiction, in any state or federal court located in the County of New Castle, State of Delaware. Each Party: (i) expressly and irrevocably consents and submits to the exclusive jurisdiction in the Delaware Court of Chancery, and to the extent the Delaware Court of Chancery rejects jurisdiction, each state and federal court located in the County of New Castle, State of Delaware (and each appellate court located in the County of New Castle, State of Delaware) in connection with any such Action; (ii) agrees that the Delaware Court of Chancery and each state and federal court located in the County of New Castle, State of Delaware shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such Action commenced in the Delaware Court of Chancery or any state or federal court located in the County of New Castle, State of Delaware, any claim that such party is not subject personally to the jurisdiction of such court, that such Action has been brought in an inconvenient forum, that the venue of such Action is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.
(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SECTION 9.14 IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY SUCH LEGAL PROCEEDING. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF A LEGAL PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THE AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.14.
9.15 Non-Recourse. All claims, obligations, liabilities, or causes of action (whether at Law, in equity, in contract, in tort or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution or performance of this

Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as Parties (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future equityholder, incorporator, controlling person, Affiliate, assignee or Representative of, and any financial advisor, financing source or lender to, any Contracting Party, or any current, former or future equityholder, incorporator, controlling person, Affiliate, assignee or Representative of, and any financial advisor, financing source or lender to, any of the foregoing or any of their respective successors, predecessors or assigns (or any successors, predecessors or assigns of the foregoing) (collectively, the “Non-Party Affiliates”), shall have any liability (whether in Law or in equity, whether in contract or in tort or otherwise) for any claims, causes of action, or Liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance or breach, and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all claims, causes of action or Liabilities arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance or breach against any such Non-Party Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available, whether at Law, in equity, in contract, in tort or otherwise, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Non-Party Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise, in each case arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach; and (b) each Contracting Party disclaims any reliance upon any Non-Party Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with or as an inducement to this Agreement. Notwithstanding anything in the Agreement to the contrary, this Section 9.15 shall not apply to Section 8.4, which shall be enforceable by the Holders’ Representative in its entirety against the Holders.
9.16 Waiver of Conflict of Interest; Privileged Communications.
(a) Each Party acknowledges and agrees that Cooley LLP (the “Firm”) has acted as counsel to the Company Group in various matters involving a range of issues and as counsel to the Company in connection with the negotiation of this Agreement and consummation of the Transactions.
(b) In connection with any matter or dispute under this Agreement, Parent hereby irrevocably waives and agrees not to assert, and agrees to cause the Company Group following the Closing to irrevocably waive and not to assert, any conflict of interest arising from or in connection with (i) the Firm’s prior representation of the Company Group and (ii) the Firm’s representation of the Holders’ Representative and/or any of the Holders (collectively, the “Seller Parties”) prior to and after the Closing.
(c) Parent further agrees, on behalf of itself, and, after the Closing, on behalf of the Company Group, that all communications in any form or format whatsoever between or among any of the Firm, any of the Company Group, any of the Seller Parties, or any of their respective Representatives that relate in any way to the negotiation, documentation and consummation of the Transactions or, beginning on the date of this Agreement, any dispute arising under this Agreement (collectively, the “Deal Communications”) shall be deemed to be retained and owned collectively by the Seller Parties, shall be controlled by the Holders’ Representative on behalf of the Holders and shall not pass to or be claimed by Parent, or, following the Closing, the Company Group. All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Holders’ Representative and the Holders, shall be controlled by the Holders’ Representative on behalf of the Holders and shall not pass to or be claimed by any of Parent, or, following the Closing, the Company Group; provided, that, nothing contained herein shall be deemed to be a waiver by any of Parent or any of its Affiliates (including, after the Closing, the Company Group and their respective Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.
(d) Notwithstanding the foregoing, in the event that a dispute arises between Parent or, after the Closing, the Company Group, on the one hand, and a third party other than a Seller Party, on the other hand, Parent or, following the Closing, the Company Group may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, however, that neither Parent nor, following the Closing, the Company Group may waive such privilege without the prior written consent of the Holders’ Representative. In the event that Parent or, following the Closing, any member of the Company Group is legally required by Order or otherwise to access or obtain a copy of all or a portion of the Privileged Deal Communications, Parent shall immediately (and, in any event, within two Business Days) notify the Holders’ Representative in writing (including by making specific reference to this Section 9.16(d)) so that the Holders’ Representative may seek a protective order and Parent agrees to use all commercially reasonable efforts to assist therewith.
(e) To the extent that files or other materials maintained by the Firm constitute property of its clients, only the Holders’ Representative and the Holders shall hold such property rights, and the Firm shall have no duty to reveal or disclose any such files or other materials or any Privileged Deal Communications by reason of any attorney-client relationship between the Firm, on the one hand, and the Company Group, on the other hand so long as such files or other materials would be subject to a privilege or protection if they were being requested in an Action by an unrelated third party.
(f) Parent agrees on behalf of itself and, following the Closing, the Company Group, (i) to the extent that Parent or, after the Closing, any member of the Company Group receives or takes physical possession of any Deal Communications, (A) such physical possession or receipt shall not, in any way, be deemed a waiver by any of the Seller Parties or any other Person, of the privileges or protections described in this section, and (B) neither Parent nor, following the Closing, any member of the Company Group shall assert any claim that any of the Seller Parties or any other Person waived the attorney-client privilege, attorney work-product protection or any other right or expectation of client confidence applicable to any such materials or communications, (ii) not to access or use the Deal Communications, including by way of review of any electronic data, communications or other information, or by seeking to have the Holders’ Representative or any Holder waive the attorney-client or other privilege, or by otherwise asserting that Parent or, following the Closing, the Company has the right to waive the attorney-client or other privilege and (iii) not to seek to obtain the Deal Communications from the Firm so long as such Deal Communications would be subject to a privilege or protection if they were being requested in an Action by an unrelated third party.
* * *
[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement and Plan of Merger and Plan of Reorganization to be duly executed and delivered as of the date first above written.
PARENT:	INVITAE CORPORATION

	By:	/s/ Sean George
	Name:	Sean George
	Title:	Chief Executive Officer
MERGER SUB A:	APOLLO MERGER SUB A INC.

	By:	/s/ Tom Brida
	Name:	Tom Brida
	Title:	President
MERGER SUB B:	APOLLO MERGER SUB B LLC

	By:	/s/ Tom Brida
	Name:	Tom Brida
	Title:	President
COMPANY:	ARCHERDX, INC.

	By:	/s/ Jason Myers
	Name:	Jason Myers
	Title:	CEO
HOLDERS’ REPRESENTATIVE:	KYLE LEFKOFF, solely in his capacity as the Holders’ Representative

	By:	/s/ Kyle LefKoff
	Name:	Kyle LefKoff
[Signature Page to Agreement and Plan of Merger]

Annex B
767 Fifth Avenue New York, NY 10153 T 212.287.3200 F 212.287.3201 pwpartners.com
June 21, 2020
Board of Directors of Invitae Corporation
1400 16th Street
San Francisco, CA 94103
Members of the Board:
We understand that Invitae Corporation, a Delaware corporation (“Parent”), Apollo Merger Sub A Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub A”), Apollo Merger Sub B LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub B”), Archer DX, Inc., a Delaware corporation (the “Company”) and Kyle Lefkoff as the Holders’ Representative, propose to enter into an Agreement and Plan of Merger and Plan of Reorganization (the “Merger Agreement”) pursuant to which, among other things, (a) Merger Sub A will merge with and into the Company with the Company surviving such merger as a wholly owned subsidiary of Parent (the “Reverse Merger”); (b) promptly following the Reverse Merger, the Company will merge with and into Merger Sub B (the “Forward Merger” and, together with the Reverse Merger, the “Transaction”); and (c) pursuant to the Reverse Merger, the outstanding capital stock, options and warrants of the Company representing the entire equity interest in the Company will be converted into the right to receive, in the aggregate, (i) $325,000,000 in cash, subject to adjustment (as to which we express no opinion) in respect of Company Debt, Company Transaction Expenses, Closing Net Working Capital and the aggregate exercise price of all Company Options and, except for any Company Warrant that is exercised on a “net exercise” or similar basis in accordance with its terms, Company Warrants (the “Cash Consideration”), plus (ii) 30,000,000 shares of common stock, par value $0.0001 per share (the “Parent Common Stock”) of Parent (the “Stock Consideration”) and (iii) up to 27,000,000 shares of Parent Common Stock (the “Milestone Consideration” and, together with the Cash Consideration and the Stock Consideration, the “Aggregate Consideration”) payable on achievement of various Milestones set forth in the Merger Agreement. Capitalized terms used in this letter but not defined herein have the meanings provided in the Merger Agreement.
You have requested our opinion as to the fairness, from a financial point of view, to Parent of the Aggregate Consideration to be paid by Parent pursuant to the Merger Agreement.
For purposes of the opinion set forth herein, we have, among other things:
1. reviewed certain internal financial statements, analyses and forecasts, and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company and approved for our use by Parent (the “Company Forecasts”);
2. reviewed certain adjustments to the Company Forecasts prepared by management of Parent (the “Adjusted Company Forecasts”);
3. reviewed certain publicly-available Wall Street research analyst estimates relating to Parent approved for our use by Parent (the “Parent Research Estimates”);
4. discussed the past and current business, operations, financial condition and prospects of the Company with representatives of the Company and Parent;
5. discussed the past and current business, operations, financial condition and prospects of Parent with representatives of Parent;

6. compared the financial performance of the Company and Parent with that of certain publicly-traded companies which we believe to be generally relevant;
7. compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions which we believe to be generally relevant;
8. reviewed analyses and forecasts of the amount and timing of certain cost savings, operating efficiencies, financial synergies and other strategic benefits projected by Parent to be achieved as a result of the Transaction (collectively, the “Synergies”);
9. participated in discussions among representatives of the Company and Parent and their respective advisors;
10. reviewed a draft, dated June 20, 2020 of the Merger Agreement (the “Draft Merger Agreement”);
11. conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.
In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of management of Parent that such information does not contain any material omissions or misstatements of material fact. At your direction, we have relied on the Adjusted Company Forecasts, the Synergies and the Parent Research Estimates. With respect to the Adjusted Company Forecasts and the Synergies, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Parent as to the matters covered thereby and we express no view as to the assumptions on which they are based. In particular, given the materiality of the Synergies to our analysis and our reliance thereon in reaching our determination, we also assumed with your knowledge and consent that the financial results reflected in the Adjusted Company Forecasts and the Synergies will be realized in the amounts and at the times projected. We have further assumed, with your consent, that the Parent Research Estimates represent the best currently available estimates as to the matters covered thereby. We have also assumed, at your direction, that the Milestones will all be achieved and, accordingly, that the Milestone Consideration will be paid in accordance with the terms of the Merger Agreement. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or Parent, nor have we been furnished with any such valuations or appraisals. Nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company or Parent. In addition, we have not evaluated the solvency of any party to the Merger Agreement (or the impact of any Transaction thereon) under any applicable laws relating to bankruptcy, insolvency or similar matters. We have assumed that the final executed Merger Agreement will not differ from the Draft Merger Agreement reviewed by us in any respect material to our analysis, and that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, without modification, waiver or delay in any respect material to our analysis. We have further assumed that the Reverse Merger and the Forward Merger will, taken together, constitute a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986 and the Treasury Regulations promulgated thereunder. In addition, we have assumed that in connection with the receipt of all the necessary approvals for the Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction, in each case, in any way material to our analysis. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.
This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Aggregate Consideration to be paid by Parent pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement or any other related document, the form, structure or financing of the Transaction or the likely timeframe in which the Transaction will be consummated. We express no view or opinion as to any such matters. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Aggregate Consideration or otherwise. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any related document, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand Parent has received such advice as it deems necessary from qualified professionals. We express no opinion as to the fairness of the Transaction to the holders of any class of securities, creditors or other constituencies of Parent or the Company or as to the underlying decision by any person to engage in the Transaction or as to the relative merits of the Transaction compared to alternative transactions or business strategies.
We have acted as financial advisor to Parent with respect to the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion (or would have become payable if we had determined that we were not able to deliver this opinion) and a significant portion of which is contingent upon the consummation of the Transaction. In addition, Parent will pay us certain additional fees in the event Parent raises additional equity capital the proceeds of which are used in whole or in part to fund the Transaction. Parent also has agreed to indemnify us for certain liabilities and other items arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Perella Weinberg Partners LP and its affiliates and the Company pursuant to which compensation was received by Perella Weinberg Partners LP or its affiliates; however, Perella Weinberg Partners LP and its affiliates in the future may provide services to the Company and its affiliates and in the future may receive compensation for the rendering of these services. In the past, Perella Weinberg Partners LP and its affiliates have provided services to Parent and its affiliates unrelated to the Transactions, for which they have received compensation and Perella Weinberg Partners LP and its affiliates in the future may provide services to the Parent and its affiliates and in the future may receive compensation for the rendering of these services. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Parent or its affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.
It is understood that this opinion is for the information and assistance of the Board of Directors of Parent in connection with, and for the purposes of its evaluation of, the Transaction. This opinion is not intended to be and does not constitute a recommendation to any holder of Parent Common Stock or any other person as to how such person should vote or otherwise act with respect to the proposed Transaction or any other matter and does not in any manner address the prices at which the Parent Common Stock will trade at any time.
Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.
Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, on the date hereof, the Aggregate Consideration to be paid by Parent pursuant to the Merger Agreement is fair, from a financial point of view, to Parent.
This opinion may not be disclosed, summarized, referred to, or communicated (in whole or in part) to any other person for any purpose whatsoever except with our prior written approval.
Very truly yours,

PERELLA WEINBERG PARTNERS LP

Annex C
Section 262 of the General Corporation Law of the State of Delaware
8 Del.C. § 262
§ 262. Appraisal rights
The following Section 262 of the General Corporation Law of the State of Delaware is not applicable to Invitae stockholders.
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”
(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder's request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.
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